7/13

06015484

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Standard Life plc

*CURRENT ADDRESS: Standard Life House
30 Lothian Road
Edinburgh EH1 2DH 0131
Scotland

**FORMER NAME: ____________

**NEW ADDRESS: ____________

PROCESSED
JUL 26 2006
THOMSON
FINANCIAL

FILE NO. 82- 34998   FISCAL YEAR ____________

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 7/26/06

STANDARD LIFE

Standard Life group

Press release

10 July 2006

Standard Life plc Admission to the Official List of the UK Listing Authority

Standard Life plc is pleased to announce that its Ordinary Shares have been admitted to the Official List of the UK Listing Authority and to trading on the main market for listed securities of the London Stock Exchange. Unconditional dealings in Standard Life plc's Ordinary Shares commenced at 8:00 a.m. today. Standard Life plc's market capitalisation is approximately £4.65 billion at the Offer Price of 230p per share.

Commenting on the listing Sir Brian Stewart, Standard Life Chairman, said:

"Today marks an important new chapter in Standard Life's history. The Board would like to extend a warm welcome to all the Group's new shareholders and looks forward to building long term value in the business."

Merrill Lynch International and UBS Limited are acting as Joint Sponsors, Joint Global Co-ordinators and Joint Bookrunners. Citigroup Global Markets U.K. Equity Limited and JPMorgan Cazenove Limited are Co-lead Managers.

-Ends-

Enquiries:

Media

Scott White	0131 245 5422 / 07712 485 738
Barry Cameron	0131 245 6165 / 07712 486 463
Emma Wylie	0207 872 4154 / 07712 486 444
Neil Bennett (Maitland)	0207 379 5151 / 07900 000 777
Angus Maitland (Maitland)	0207 379 5151

Equity Investors

Gordon Aitken	0131 245 6799
Gillian Bailey	0131 245 1110

Merrill Lynch International: 020 7628 1000

Matthew Greenburgh

Rupert Hume-Kendall

Henrietta Baldock

UBS Limited: 020 7567 8000

Ian Gladman

Christopher Smith

Tim Waddell

This announcement is not for distribution in the United States, Japan, Australia or any other jurisdiction where such distribution would be illegal. The information contained in this announcement does not constitute an offer for sale of securities in the United Kingdom, Ireland, the United States, Japan, Australia or any other jurisdiction, nor does it constitute a public exchange or tender offer in any such jurisdiction. The securities referred to herein may not be offered or sold, directly or indirectly, into the United States unless they are registered under the U.S. Securities Act of 1933, as amended, or exempt from registration. Standard Life plc does not intend to register the securities referred to herein in the United States. No money, securities or other consideration is being solicited and, if sent in response to the information contained herein, will not be accepted.

Standard Life Group

Press release

STANDARD LIFE

Strong Demand for Standard Life Shares

Friday, 7 July 2006

"The support for our Share Offers is a ringing endorsement of Standard Life's strengths and future prospects." Sir Brian Stewart, Standard Life Chairman

Standard Life today announces the Offer Price, Preferential Offer Price and the basis of allocations following the successful completion of its Share Offers.

Highlights

- Offer Price set at 230p per share.
- Preferential Offer Price set at 218.5p per share, being a 5% discount to the Offer Price.
  - Applications of up to £2,000 to be met in full
  - Above this level, applicants will receive 70% of their application
  - Maximum allocation £50,000
  - More than half (56%) of members and customers will receive their full allocation
  - Applications received in the Preferential Offer amounted to approximately £1.35 billion
- Share sales by members of £1.0 billion and share purchases scaled back to £1.07 billion.
- Market capitalisation of £4.65 billion at the Offer Price.
- Dealings in shares are expected to commence at 8am on Monday 10 July.

Commenting on the announcement, Sir Brian Stewart, Standard Life Chairman, said:

"We have seen tremendous support for Standard Life's IPO. By increasing their investment in the Company, members and customers have demonstrated their continuing belief in the prospects for our business. Together with the substantial investment by institutions from around the world, this represents a powerful commitment and provides a platform for future development.

On Monday, Standard Life will start an important new chapter in its history and it is our task to make the most of the opportunities that lie ahead of us."

Not for distribution in the United States, Japan, Australia or any other jurisdiction where such distribution would be illegal.

STANDARD LIFE

Enquiries:

Media

Scott White	0131 245 5422 / 07712 485 738
Barry Cameron	0131 245 6165 / 07712 486 463
Emma Wylie	0207 872 4154 / 07712 486 444
Neil Bennett (Maitland)	0207 379 5151 / 07900 000 777
Angus Maitland (Maitland)	0207 379 5151

Equity Investors

Gordon Aitken	0131 245 6799
Gillian Bailey	0131 245 1110

Debt Investors

John Cummins	0131 245 5195
Georgina Marshall	0131 245 9798

Merrill Lynch International 0207 628 1000

Matthew Greenburgh
Rupert Hume-Kendall
Henrietta Baldock

UBS Limited 0207 567 8000

Christopher Smith
Ian Gladman
Tim Waddell

Defined terms used in this announcement have the meanings given to them in the Prospectus of Standard Life plc dated 15 June 2006.

Not for distribution in the United States, Japan, Australia or any other jurisdiction where such distribution would be illegal.

Pricing and Allocation

Following the deadline for receipt of bids in the Institutional Offer at 5pm on Thursday 6 July 2006, Standard Life announces the Offer Price, Preferential Offer Price and the basis on which shares will be allocated to prospective investors.

Pricing

The Offer Price payable by institutional investors in the Institutional Offer and by retail investors in the Retail Offer is 230 pence per Ordinary Share.

The Preferential Offer Price payable by qualifying members, customers and employees on amounts invested up to £50,000 in the Preferential Offer is 218.5 pence per Ordinary Share, representing a 5% discount to the Offer Price.

The equivalent euro and Canadian dollars amount will be determined based on the foreign exchange rate on Monday 10 July 2006 and announced on Standard Life's website, www.standardlife.com.

Size of the Offers

The total number of Ordinary Shares subject to the Offers is 993 million, comprising:

- A total of 437 million Ordinary Shares being sold through the Initial Share Sale Facility on behalf of Eligible Members.
- A total of 557 million Ordinary Shares being issued in order to raise £1.1 billion of new capital net of expenses of £65 million and amounts used to fund payments of approximately £59 million of demutualisation entitlement to Non-Permitted Country Members.

On Admission, Standard Life plc will have approximately 2,021 million shares in issue. At the Offer Price Standard Life plc will have a market capitalisation of approximately £4.65 billion.

Standard Life plc has appointed Merrill Lynch International to act as stabilising manager and granted an option over up to 84 million Ordinary Shares, exercisable for up to 30 days following Admission, to cover over-allotments and short positions.

Applications and Allocations

Nearly 300,000 Eligible Members, other customers and employees applied for a total of £1.35 billion worth of Ordinary Shares in the Preferential Offer. These applications have been scaled back to a total of £1.07 billion, with preference given to smaller applications. Applications up to £2,000 have been met in full. The maximum allocation is £50,000.

492 million Ordinary Shares will be allocated to applicants in the Preferential Offer. The accompanying table sets out the number of Ordinary Shares allocated in respect of different application amounts in the Preferential Offer.

501 million Ordinary Shares worth £1.15 billion at the Offer Price are being allocated to applicants in the Institutional Offer.

Members, customers and employees of Standard Life are expected to hold approximately 75% of the issued share capital of Standard Life plc on Admission.

Additional Information

Eligible Members who elected to sell their Demutualisation Shares through the Initial Share Sale Facility will receive the Offer Price (less a one-off administration charge of £10 (€15) in the case of persons in the UK, Germany, Austria and Ireland who elected to sell through the Initial Share Sale Facility).

The Offers and allocations under the Offers are conditional on the scheme of demutualisation and listing becoming effective. Listing is expected to occur and dealings in the Ordinary Shares of Standard Life plc to commence at 8am on Monday 10 July 2006. There will be no conditional dealings in the Ordinary Shares.

A Pricing Statement containing the Offer Price, the Preferential Offer Price and other offer statistics has been submitted to UKLA and is available from the addresses set out in section 29 of Part XV of the Prospectus.

A Welcome Pack, including Share Account Statements and share certificates is being posted to those members who are keeping their Demutualisation Shares and returned their Keep Form by the required date. Applicants in the Offers should note that dealings in the Ordinary Shares will commence on 10 July 2006, which is prior to the general despatch of Share Account Statements and share certificates by 17 July 2006. Applicants who deal in the Ordinary Shares prior to the receipt of their Share Account Statements or share certificates do so at the risk of selling Ordinary Shares for which their application has not been successful. Cheques in respect of the proceeds of Demutualisation Shares sold through the Initial Share Sale Facility and refund cheques in respect of applications or otherwise will be posted by 17 July 2006.

Merrill Lynch International and UBS Limited are acting as Joint Sponsors, Joint Global Co-ordinators and Joint Bookrunners to the Offers. Citigroup Global Markets U.K. Equity Limited and JPMorgan Cazenove Limited are Co-lead Managers.

Not for distribution in the United States, Japan, Australia or any other jurisdiction where such distribution would be illegal.

Basis of Allocations

Basis of allocations in the Preferential Offer

Application amount (£)	No of Ordinary Shares allocated	Allocation percentage
1000	457	100
1500	686	100
2000	915	100
2500	1075	94
3000	1235	90
4000	1556	85
5000	1876	82
6000	2196	80
7000	2517	79
8000	2837	77
9000	3157	77
10000	3478	76
15000	5080	74
20000	6681	73
25000	8283	72
30000	9885	72
35000	11487	72
40000	13089	72
45000	14691	71
50000	16292	71
60000	19496	71
70000	22700	71
Above 80000	22883	Variable

Basis of allocations in the Retail Offer

Retail applications were allocated in full up to £1,000, and amounts above this were scaled back to allocate 33% of the value applied for, subject to a maximum allocation of £25,000, rounded down to the nearest share.

Not for distribution in the United States, Japan, Australia or any other jurisdiction where such distribution would be illegal.

STANDARD LIFE

Offer Statistics

Offer Price per Ordinary Share	230p
Preferential Offer Price per Ordinary Share	218.5p
Total number of Demutualisation Shares	1463 million
New Shares to raise capital for the Standard Life Group[1]	557 million
Maximum number of Ordinary Shares subject to the Over-allotment Arrangements	84 million
Total number of Ordinary Shares in issue following Admission	2021 million
Market capitalisation of Standard Life plc at the Offer Price[1,2]	£4.65 million
Estimated net proceeds receivable by Standard Life plc[1,3]	£1.1 billion

Assumptions underlying the offer statistics:

1. Assumes that no Over-allotment Shares are issued under the Over-allotment Arrangements.

2. The market capitalisation of the Company at any given time will depend on the market price of the Ordinary Shares at that time.

3. The net proceeds receivable by the group are stated after the deduction of underwriting commissions and other estimated fees and expenses incurred in connection with the initial public offering of approximately £65 million and amounts used to fund payments of approximately £59 million of demutualisation entitlements to Non-Permitted Country Members who are not entitled to Demutualisation Shares.

Expected Timetable

Main Scheme becomes effective	6 a.m. 10 July 2006
Admission to listing and commencement of dealings on the London Stock Exchange	8 a.m. 10 July 2006
Settlement date of the Institutional Offer	13 July 2006
Posting of Share Account Statements and share certificates	By 17 July 2006
Posting of cheques to Non-Permitted Country Members and Voluntary Sellers	By 17 July 2006
Posting of refund cheques to applicants under the Preferential offer and Retail offer	By 17 July 2006
Payment of first dividend	May 2007
Qualifying date for Bonus Shares	10 July 2007

ENDS

Not for distribution in the United States, Japan, Australia or any other jurisdiction where such distribution would be illegal.

This announcement is not for distribution in the United States, Japan, Australia or any other jurisdiction where such distribution would be illegal. The information contained in this announcement does not constitute an offer for sale of securities in the United Kingdom, Ireland, the United States, Japan, Australia or any other jurisdiction, nor does it constitute a public exchange or tender offer in any such jurisdiction. The securities referred to herein may not be offered or sold, directly or indirectly, into the United States unless they are registered under the U.S. Securities Act of 1933, as amended, or exempt from registration. Standard Life plc does not intend to register the securities referred to herein in the United States. No money, securities or other consideration is being solicited and, if sent in response to the information contained herein, will not be accepted.

Certain statements, beliefs and opinions in this announcement, including those related to the business target, are forward-looking, which reflect Standard Life's or, as appropriate, Standard Life's directors' current expectations and projections about future events. These statements typically contain words such as "anticipate", "assume", "believe", "expect", "plan", "target", "intend" and words of similar substance. By their nature, forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. Statements contained in this document regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Standard Life does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by law or by an appropriate regulatory authority. You should not place undue reliance on forward-looking statements, which speak only as of the date of this announcement.

The contents of this announcement, which have been prepared by and are the sole responsibility of Standard Life plc, have been approved solely for the purposes of distribution in the United Kingdom for the purposes of section 21 of the Financial Services and Markets Act 2000 by Merrill Lynch International and UBS Limited, both of whom are authorised and regulated in the United Kingdom by the Financial Services Authority. Merrill Lynch International can be contacted at Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ and UBS Limited can be contacted at 1 Finsbury Avenue, London EC2M 2PP.

Not for distribution in the United States, Japan, Australia or any other jurisdiction where such distribution would be illegal.

STANDARD LIFE

Each of Merrill Lynch International, UBS Limited, Citigroup Global Markets U.K. Equity Limited and JPMorgan Cazenove Limited are acting exclusively for Standard Life plc and no one else in connection with the Offers. None of Merrill Lynch International, UBS Limited, Citigroup Global Markets U.K. Equity Limited and JPMorgan Cazenove Limited regard any other person (whether or not a recipient of this announcement) as their respective clients in relation to the Offers and will not be responsible to anyone other than Standard Life plc for providing the protections afforded to their respective clients nor for giving advice in relation to the Offers or any transaction, arrangement or other matter referred to in this announcement.

Standard Life Group

Press release

STANDARD LIFE

STANDARD LIFE SETS OFFER PRICE AT 230P

7 July 2006

Following significant over-subscription in the Institutional and Preferential Offers, Standard Life plc is pleased to announce that the Offer Price in its IPO has been fixed at 230p per share.

A further announcement on demand and allocations will be made later today. Dealings in shares are expected to commence on the London Stock Exchange at 8am, Monday 10th July 2006.

Enquiries:

Media

Scott White	0131 245 5422 / 07712 485 738
Barry Cameron	0131 245 6165 / 07712 486 463
Emma Wylie	0207 872 4154 / 07712 486 444
Neil Bennett (Maitland)	0207 379 5151 / 07900 000 777
Angus Maitland (Maitland)	0207 379 5151
Equity Investors	
Gordon Aitken	0131 245 6799
Gillian Bailey	0131 245 1110
Debt Investors	
John Cummins	0131 245 5195
Georgina Marshall	0131 245 9798
Merrill Lynch International	0207 628 1000
Rupert Hume-Kendall	
Matthew Greenburgh	
Henrietta Baldock	
UBS Limited	0207 567 8000
Christopher Smith	
Ian Gladman	
Tim Waddell	

Defined terms used in this announcement have the meanings given to them in the Prospectus of Standard Life plc dated 15 June 2006.

Not for distribution in the United States, Japan, Australia or any other jurisdiction where such distribution would be illegal.

STANDARD LIFE

This announcement is not for distribution in the United States, Japan, Australia or any other jurisdiction where such distribution would be illegal. The information contained in this announcement does not constitute an offer for sale of securities in the United Kingdom, Ireland, the United States, Japan, Australia or any other jurisdiction, nor does it constitute a public exchange or tender offer in any such jurisdiction. The securities referred to herein may not be offered or sold, directly or indirectly, into the United States unless they are registered under the U.S. Securities Act of 1933, as amended, or exempt from registration. Standard Life plc does not intend to register the securities referred to herein in the United States. No money, securities or other consideration is being solicited and, if sent in response to the information contained herein, will not be accepted.

Certain statements, beliefs and opinions in this announcement, including those related to the business target, are forward-looking, which reflect Standard Life's or, as appropriate, Standard Life's directors' current expectations and projections about future events. These statements typically contain words such as "anticipate", "assume", "believe", "expect", "plan", "target", "intend" and words of similar substance. By their nature, forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. Statements contained in this document regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Standard Life does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by law or by an appropriate regulatory authority. You should not place undue reliance on forward-looking statements, which speak only as of the date of this announcement.

The contents of this announcement, which have been prepared by and are the sole responsibility of Standard Life plc, have been approved solely for the purposes of distribution in the United Kingdom for the purposes of section 21 of the Financial Services and Markets Act 2000 by Merrill Lynch International and UBS Limited, both of whom are authorised and regulated in the United Kingdom by the Financial Services Authority. Merrill Lynch International can be contacted at Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ and UBS Limited can be contacted at 1 Finsbury Avenue, London EC2M 2PP.

Each of Merrill Lynch International, UBS Limited, Citigroup Global Markets U.K. Equity Limited and JPMorgan Cazenove Limited are acting exclusively for Standard Life plc and no one else in connection with the Offers. None of Merrill Lynch International, UBS Limited, Citigroup Global Markets U.K. Equity Limited and JPMorgan Cazenove Limited regard any other person (whether or not a recipient of this announcement) as their respective clients in relation to the Offers and will not be responsible to anyone other than Standard Life plc for providing the protections afforded to their respective clients nor for giving advice in relation to the Offers or any transaction, arrangement or other matter referred to in this announcement.

This document is important – please read it straightaway

Welcome

Your guide to being a
Standard Life plc shareholder

STANDARD LIFE

Hello.

We'd like to thank you for choosing to invest in Standard Life plc and welcome you as one of our new shareholders. This booklet tells you the basics about shares and being a shareholder. It also explains how to make sure that you get your bonus shares, if you're eligible, on the first anniversary of flotation.

Your share records are in the experienced hands of our chosen registrar – Computershare Investor Services PLC. They will be providing the share dealing services described in this booklet to our shareholders and looking after you in other ways, such as sending out Standard Life share account statements and dividend payments.

If you have any questions about your shares, just contact your local shareholder helpline and a member of the team will be pleased to help, or visit **www.computershare.com**. You can find the contact details in the *getting in touch* section on page 16.

And if you have questions about any Standard Life product, or our customer service, you can find all the numbers and contact details in the *getting in touch* section on page 17.

Have any of your details changed? If we don't have your correct details, you could lose out.

It's very important that we have up-to-date details for you – if we don't have your current contact details, you may miss important information or payments may be delayed. So, if you change your address, telephone number, e-mail address or bank account please let both Computershare and Standard Life know. You'll find the contact details on pages 16 and 17.

What's in this document

Part 1: About being a shareholder

This section tells you about being a shareholder – including some of the important rights you have and checking how much your shares are worth.

The basics about shares and your rights

A share gives a shareholder part-ownership of a company, and the more shares you have, the more of the company you own. As a public limited company Standard Life plc is managed by its directors, but our shareholders have certain important rights, such as:

- attending the Annual General Meeting and voting on things like:
  - electing or re-electing directors
  - directors' remuneration
  - re-appointing the company's auditors
- receiving our *Annual Report and Accounts*
- being informed of, and being able to vote on, important events, such as proposed significant acquisitions and disposals
- receiving dividends, if these are declared and paid.

Finding out how much your shares are worth

Share prices can go up and down every minute of every business day, so the total value of your shares will also change over time. You can check the share price for Standard Life plc by visiting our website at **www.standardlife.com/shares**. Share prices for the UK's top companies are also listed in some UK daily newspapers, such as The Times and the Daily Mail, in their financial pages. There are also some websites that give you up-to-date information on UK share prices.

To work out the current total value of your shareholding, in Pounds Sterling, just multiply the current share price by the number of Standard Life plc shares you have. This may not be the amount you would receive if you sold your shares, as certain costs and charges may reduce that figure, but it will provide a useful guide.

Keeping you informed with share account statements

If you have chosen to keep your shares in the Standard Life Share Account, we will send you a *share account statement* at least once a year to let you know how many shares you hold. The statement will give you details of any Standard Life plc shares you have bought and sold since the date of your last *share account statement*.

Your copy of our *Annual Report and Accounts*

As a shareholder, you have certain rights – and one of these is you can receive a full copy of our *Annual Report and Accounts*. This explains what we have been doing over the previous financial year – and how our business has performed and our outlook.

There are two different versions of the *Annual Report and Accounts* – a full version and a *Summary Financial Statement*. You will automatically be sent a *Summary Financial Statement* as part of the information we send to you before the Annual General Meeting. If you would also like to receive the full *Annual Report and Accounts*, just call your local shareholder helpline to request a form.

You can also find out how we have performed by looking at our quarterly new business announcements on our website or downloading and printing a copy of the full version of our *Annual Report and Accounts* at **www.standardlife.com**

Our Annual General Meeting

As one of our shareholders, you will be invited to come to our Annual General Meeting each year. This will give you and other shareholders a chance to vote on any important issues – such as re-appointing directors – and ask the directors questions you have about the business.

We will write to our shareholders before each Annual General Meeting to let them know when and where the meeting will be held.

Part 2: About getting your bonus shares

This section tells you more about bonus shares and how to make sure that you qualify for these shares when the time comes.

How to qualify for bonus shares

If you keep the shares you received on demutualisation or bought in the Preferential Offer at a discounted price, you will be eligible to receive one bonus share for every 20 of these shares that you hold continuously for one year from flotation.

What else you need to know about qualifying for bonus shares

If you:

- **sell all your shares** before 10 July 2007, you won't qualify for any bonus shares
- **sell some of your shares** before 10 July 2007, you will only qualify for bonus shares in respect of those you have held continuously from flotation
- **transfer all or some of your shares** to another person to be held for you as your nominee – your eligibility for bonus shares will not be affected
- **transfer all your shares** to someone else – even a member of your family – before 10 July 2007, you will not qualify for any bonus shares
- **transfer some of your shares** to someone else – even a member of your family – before 10 July 2007, you will only qualify for bonus shares in respect of those you have held continuously from flotation.

To find out more about transfers and how they may affect eligibility for bonus shares go to pages 9 and 10.

If you buy more shares in Standard Life after demutualisation, or if you bought shares for an amount over the £50,000 (or its euro equivalent) Preferential Offer limit, you will not be eligible to receive bonus shares in respect of these shares.

You will not be eligible to receive bonus shares in respect of shares bought in the Retail Offer.

When you could get your bonus shares

We plan to issue bonus shares as soon as reasonably practical after 10 July 2007.

What you need to do to get your bonus shares

If you hold your shares in the Standard Life Share Account

You don't need to do anything to receive your bonus shares. We will automatically add your bonus shares to the shares you already hold and then send you an updated *share account statement*.

If you have a share certificate or hold your shares through another nominee

You will need to claim your bonus shares by 10 July 2010.

We will send you a form around 10 July 2007 so you can claim your bonus shares. If you don't do this by 10 July 2010, you will lose your entitlement to any bonus shares.

Your bonus shares could really add up

You will receive one bonus share for every 20 shares you received on demutualisation or bought in the Preferential Offer at a discounted price if you have held them continuously for one year from flotation. So if you still hold 500 qualifying shares at that time, you will receive 25 bonus shares.

Part 3: About dividends

Companies can choose to pay dividends to their shareholders. This section tells you about dividends and how and when you could receive them.

What is a dividend?

If a company makes a profit, shareholders may receive a share of the profits in the form of payments called dividends. If a company does not perform well, this may lead to its dividends being reduced or no dividend being paid at all.

When will dividends be paid?

We expect to pay our first dividend in May 2007. This first dividend will be in respect of the period from flotation to 31 December 2006. This dividend is likely to represent approximately one-half of the total dividend which the directors would have expected to recommend for 2006 had Standard Life plc been listed throughout the year.

After that it is intended that interim dividends will be paid in November and final dividends in May each year. The interim dividend is expected to represent approximately one-third of the expected total annual dividend.

How dividends will be paid to you

There are two ways that you can receive your dividends:

1. ***By cheque***

   If you haven't given us your bank account details, we will send you a cheque for any dividends. It's important to understand that a cheque will be sent at your own risk. This means that if it is lost – either in the post or in any other way – there will be a charge for replacing it.

2. ***By direct transfer into your bank account***

   This is the easiest, fastest and most secure way to receive your dividends. The money will be sent directly to your bank account.

If you have already given us your bank account details – either when you confirmed your details or returned a form to keep or buy shares – you don't need to do anything. We will use the account details you have given us to pay your dividends directly into your bank account. If you would like to change the bank account details you have given us, just complete and return the *dividend mandate form* attached to this booklet.

If you haven't already given us your bank account details and would like to receive dividends directly into your bank account – just complete and return the *dividend mandate form* attached to this booklet.

If you hold your shares in the Standard Life Share Account and you choose to have dividends paid directly into your bank account, you will only receive one consolidated tax voucher a year showing dividends paid throughout the year. All other shareholders will receive a tax voucher at the time of each dividend payment.

We currently intend either to offer shareholders the opportunity to take their dividends in the form of shares rather than cash, or to reinvest their dividends in Standard Life plc shares.

If your account or address details change

So there's no delay in receiving your dividend payments, it's very important to tell Computershare if your bank or building society account or address details change in the future.

What if you buy or sell shares around the time of dividend payments?

Dividends are paid to all shareholders who are on Standard Life plc's share register at the close of business on the record date. This is normally about one month before the dividend payment date. If you buy or sell shares shortly before the record date you may not receive the next dividend payment. For more information contact your local shareholder helpline or your broker.

Part 4: Making changes to your shareholding

This section explains how to transfer your shares to someone else – for example as a gift. If you transfer your shares you may lose any eligibility to receive bonus shares.

Transferring your shares to someone else

Shares can be transferred into someone else's name – for example as a gift or for charitable reasons. You can also add another person's name, so that the shares are held in joint names.

If you transfer shares you received on demutualisation to someone else – even a member of your family – or put them into joint names before 10 July 2007:

- you will not be eligible to receive any bonus shares in respect of the shares you have transferred (unless the transfer is simply to a nominee who holds the transferred shares for you). Find out more about bonus shares on page 4
- there may also be tax implications.

This also applies to transferring shares bought in the Preferential Offer at a discounted price.

If you want to transfer your shares to someone else or put them into joint names we recommend that you speak to a qualified financial adviser before doing this.

If you'd like to transfer your shares to someone else, just call your local shareholder helpline listed on page 16 and ask for a *share transfer form*, or fill one in online by going to **www.computershare.com**

You will need to provide your shareholder reference number – this is at the top of your *share account statement* or *share certificate.*

Transferring to a broker, a Bank Share Account or another CREST participant

If your shares are in the Standard Life Share Account and you would like to transfer them to another person to be held for you as your nominee just call your local shareholder helpline listed on page 16 or visit **www.computershare.com**. You will need your shareholder reference number to do this. You may also need to ask your bank, broker or nominee service provider to help you complete this form. There is an administration charge of £15 or €22 to do this.

A transfer of this kind to a nominee will not affect your eligibility for bonus shares. Find out more about claiming bonus shares on page 5.

Combining shareholdings

If you receive shares on demutualisation or flotation, and also buy shares after flotation, you may have separate shareholdings in Standard Life plc. You can combine separate sets of shares free of charge, as long as the name and address of each holding is the same.

You will only be eligible to receive bonus shares in respect of shares received on demutualisation or bought in the Preferential Offer at a discounted price.

To combine shareholdings, just call your local shareholder helpline listed on page 16 and ask for a form. You will need to provide all your shareholder reference numbers – you can find these numbers at the top of each of your *share account statements* or *share certificates.*

Asking for a share certificate

If your shares are in the Standard Life Share Account and you would like a *share certificate* instead, just call your local shareholder helpline listed on page 16. You will need your shareholder reference number to do this – this can be found at the top of your *share account statement.* There is currently an administration charge of £12 or €15 for withdrawing from the Standard Life Share Account and receiving a *share certificate.*

What if I lose my share certificate?

You'll need to send an e-mail or call your local shareholder helpline to ask for a replacement – you'll find these details on page 16. There will be an administration charge of £30.11 or €44.71 for this. You will also be sent a legally binding letter. You must sign this to confirm your loss and agree to make good any loss suffered by Standard Life plc or Computershare as a result of your loss. You may be required to take out insurance at your own expense to cover this liability. This letter may require countersigning by a bank or insurance company, who may also charge for this service.

Part 5: Buying and selling shares

This section explains how to buy and sell shares in Standard Life plc – and how much it costs to use the share dealing services Computershare has agreed to provide to you.

How you can buy and sell shares in Standard Life plc

You'll be able to use one of the share dealing services Computershare will be providing to our shareholders. To use any of these services, you will need your shareholder reference number – this is at the top of your *share account statement* or *share certificate.*

Postal share dealing service

Available to all shareholders now

If you have received a *share account statement* in this pack and want to buy or sell shares, there is a *postal dealing form* on the back of it – just fill this in and return it.

If you have a *share certificate* and want to buy or sell shares using this service, you'll need to call your local shareholder helpline listed on page 16 to request a *postal dealing form.*

If you are buying shares you should enclose a cheque with the form. This cheque should be from a bank account in your name.

You can ask Computershare for more *postal dealing forms* by calling your local shareholder helpline. To find out more go to Computershare's Postal Share Dealing Terms and Conditions on page 21 of this *welcome booklet.*

Telephone share dealing service

Available to shareholders in the UK and the Republic of Ireland.

To use this service, just call your local shareholder helpline listed on page 16 and one of the team will be able to answer any questions and buy and sell shares in Standard Life plc for you.

If you are buying shares, you will need to pay by cheque. If you are selling shares, all sale proceeds, less dealing charges, will be sent to you in your registered name and to your registered address by cheque. To find out more, go to Computershare's Telephone Share Dealing Terms and Conditions on page 27 of this *welcome booklet.*

Internet share dealing service

If you are in the Standard Life Share Account and want to sell any of your shares, the service is available to you now. Shareholders in the UK and the Republic of Ireland will also be able to buy shares online from October 2006.

If you hold a *share certificate* and want to sell any of your shares, the service is available to you now. You'll be able to use this service to buy more shares from October 2006.

If you are buying shares – when this service becomes available – you will need to pay by cheque. If you're selling shares, all sale proceeds less dealing charges will be sent to you in your registered name and at your registered address.

To buy or sell shares in Standard Life plc online, just go to **www.computershare.com**, select share dealing and follow the simple instructions on the screen.

To see Computershare's latest Internet Share Dealing Terms and Conditions go to **www.computershare.com/uk/forms/sl**

Please note that these share dealing services will be provided to you by Computershare Investor Services PLC and Standard Life plc does not take any responsibility and will not be liable for any such services provided to you by Computershare Investor Services PLC.

More about buying and selling shares in Standard Life plc

If you hold a *share certificate* for your Standard Life shares, you can also buy and sell shares in Standard Life plc at any time by contacting a stockbroker or other authorised share dealing service of your choice.

If your shares are in the Standard Life Share Account and you want to sell them through a stockbroker or another share dealing service, you will first need to take your shares out of the Standard Life Share Account. You can do this by withdrawing from the Standard Life Share Account and:

- requesting a *share certificate* (the charge for this is £12 or €15), or
- transferring direct into another nominee (the charge for this is £15 or €22), or
- transferring direct into a bank share account in Germany or Austria (the charge for this is €22).

If you'd like to withdraw from the Standard Life Share Account, please call your local shareholder helpline to get a form to do this. You can find the number on page 16.

If you sell shares that you received as your demutualisation entitlement or bought in the Preferential Offer at a discounted price, you will not be eligible to receive bonus shares in respect of these shares. Find out more about bonus shares on page 4.

Share dealing charges

When you use any service or broker to buy and sell shares, a charge is deducted from your sale proceeds or added to the purchase price of the shares. The charges for the share dealing services (which are charged by and payable to Computershare Investor Services PLC and not Standard Life plc) are shown on page 15.

Welcome
Part 5

For the United Kingdom

Dealing Services (including purchases and sales)	Percentage of value of the deal	Minimum charge
Postal	0.5%	£15
Telephone	1%	£15
Internet*	0.5%	£15

*Internet purchases are only available from October 2006.

For the Republic of Ireland

Dealing Services (including purchases and sales)	Percentage of value of the deal	Minimum charge
Postal	0.5%	€20
Telephone	1%	€32
Internet*	0.5%	€32

*Internet purchases are only available from October 2006.

For Germany and Austria

Dealing Services (including purchases and sales)	Percentage of value of the deal	Minimum charge
Postal	0.5%	€20
Internet*	0.5%	€32

*Internet purchases are not available.

These share dealing charges are correct at the date of publication. In addition to the share dealing charges, stamp duty (or stamp duty reserve tax) of currently 0.5% is payable on all share purchases.

Other share dealing services may have different levels of commission.

Getting in touch

If you have any questions for Computershare

UK
Call the shareholder helpline: +44 (0)870 703 6254
e-mail: web.queries@computershare.co.uk
website: www.computershare.com
post: Computershare Investor Services PLC, PO Box 2656, The Pavilions, Bristol BS3 9BG

Republic of Ireland
Call the shareholder helpline: +353 (0)1 431 9829
e-mail: web.queries@computershare.co.uk
website: www.computershare.com
post: Computershare Investor Services (Ireland) Limited, PO Box 10720, Dublin 18, Ireland

Germany and Austria
Call the shareholder helpline: +49 (0)89 30903 625
e-mail: register@computershare.co.de
website: www.computershare.com
post: Computershare GmbH, Standard Life, Prannerstr. 8, 80333, Munich, Germany

You should also get in touch with us in any of these ways if you would like to:

- Tell us about a change of address
- Tell us that your bank account or building society account details have changed
- Receive a *share certificate* rather than holding your shares in the Standard Life Share Account
- Transfer your shares to someone else
- Combine two or more Standard Life shareholdings.

So that we can help you as quickly as possible, please give us your shareholder reference number whenever you get in touch. You can find this on your *share account statement* or your *share certificate.*

If you have any questions for Standard Life

UK
call us: 0845 60 60 100
website: www.standardlife.com
post: Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH

Republic of Ireland
call us: 01 639 7000
e-mail: custserv@standardlife.ie
website: www.standardlife.ie
post: 90 St Stephen's Green, Dublin 2

Germany
call us: (0)1802-21 47 48
e-mail: kundenservice@standardlife.de
website: www.standardlife.de
post: Standard Life Versicherung, Lyoner Straße 15, 60528 Frankfurt/Main

Austria
call us: (0)810-00 47 48
e-mail: salesaustria@standardlife.at
website: www.standardlife.at
post: Standard Life Versicherung, Vertriebsdirektion Austria, Brückenkopfgasse 1, 8020 Graz

The helpline teams cannot provide advice but will be able to answer general questions on using these services.

Notes

Dividend mandate form

Please use **BLACK INK** to complete this form. Before you do, please read the instructions on the back of this form.

This form should only be used by the person this *welcome pack* is addressed to. It is not transferable between different account holders or accounts with different shareholder reference numbers. Standard Life plc and Computershare Investor Services PLC do not accept any liability for instructions that do not comply with these conditions.

Step 1 – Your shareholder reference number

Please write your shareholder reference number in the box below

Step 2 – Your bank/building society details

If you would like any dividends from your shares in Standard Life plc paid directly into your bank account, please complete the boxes below.

Sort code — —

Account number

Building society roll number (if applicable)

Step 3 – Your signature(s)

Please sign and date here – details of who should sign this form are on the back of this form.

Date 2 0

Signature 1 (Please sign in the box below)

Signature 3 (Please sign in the box below)

Signature 2 (Please sign in the box below)

Signature 4 (Please sign in the box below)

Please fill in your contact details so we can contact you if necessary when processing this form.

Daytime telephone number

Mobile number

Please note that these contact details will not be recorded by Computershare Investor Services PLC for any future use.

PLEASE RETURN THIS FORM TO THE ADDRESS ON THE BACK OF THIS FORM

How to complete this form

Step 1 – Your shareholder reference number

You can find your shareholder reference number at the top right hand corner of your *share account statement* or *share certificate.*

Step 2 – Your bank/building society details

You should complete this section if you want future dividends from Standard Life plc paid directly into your bank or building society. Payment in accordance with these instructions will discharge Standard Life plc and Computershare Investor Services PLC from any further liability.

Computershare Investor Services PLC cannot accept responsibility if the sort code and/or account number quoted by you is incorrect. If you do not complete this section or the form is incomplete, unsigned or invalid in any other way, you will continue to receive payments by cheque. Neither Standard Life plc or the registrar will be responsible for delays in crediting payments to your nominated account as a result of transaction procedures or errors by any financial institution.

Step 3 – Signature(s)

You must sign this form as follows in the spaces provided:

Individuals: Please sign and date the other side of this form – there are four signature boxes to cater for joint holders of shares.

Power of Attorney: To sign under a Power of Attorney, you must have already lodged an original or certified copy of the Power of Attorney with the registrar. If you have not done this, please attach it to this form when you return it.

Please note that Computershare Investor Services PLC requires a photocopy Power of Attorney to be certified under the Powers of Attorney Act 1971. *It must be certified in ink on every page by the donor, or by a* solicitor or stockbroker, to state that it is a true and complete copy of the original. Computershare Investor Services PLC cannot accept a photocopy that has not been certified in ink on every page.

Companies: This form should be signed by two authorised signatories of the Company, whose representative capacities – for example Director and Company Secretary – must be stated. Alternatively, Computershare Investor Services PLC will accept just one authorised signature, if the signatory's capacity is stated and the form is impressed with the Company Seal.

Please return this form to:

Computershare Investor Services PLC
P.O. Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

Computershare

Appendix: Terms and Conditions for Computershare's share dealing services

This appendix contains the terms and conditions under which Computershare Investor Services PLC has agreed to provide postal and telephone share dealing services to shareholders of Standard Life plc.

Postal Share Dealing Terms and Conditions

Computershare Investor Services PLC will provide this Postal Dealing Service (the 'Service') to you if you hold a share certificate issued by Standard Life plc or if you hold shares in the Standard Life Share Account (the 'Share Account') and are an individual aged 18 years or over and have a registered address in the United Kingdom, the Isle of Man, the Channel Islands, the Republic of Ireland, Germany or Austria (the 'Qualifying Countries'). Companies incorporated in Austria or Germany that hold Shares in the Share Account may use this Service and will be required to execute the *postal dealing form* as if it were a deed. This Service is not available for use if you hold your shares in electronic form in CREST. If you would like to buy shares in Standard Life plc using this Service the minimum investment is £300 (or €400).

The price of shares may fluctuate while your instruction is in the post and in the period after we receive it but before it is executed. If you are resident in, or a citizen of, a jurisdiction outside a Qualifying Country and you wish to use this Service it is your responsibility to inform yourself about and observe any applicable legal, tax or regulatory requirements. Where these terms and conditions have been received in a country that is not a Qualifying Country or where the provision of this Service would be contrary to local laws or regulations, these terms and conditions should be treated as being for information purposes only. This Service is offered on an execution only basis. You should ensure it meets your own requirements. Neither the Service or these terms and conditions are a recommendation to sell, purchase or hold shares. If you are unsure of what action to take you should obtain independent financial advice.

These terms and conditions are dated July 2006 and they can change from time to time. You can obtain an up-to-date version by calling us on the applicable telephone number set out in section 7.

Definitions

'broker' means any stockbroker which we may use from time to time to sell or purchase Shares in connection with this Service;

'business day' means the hours on any day on which the London Stock Exchange is open for trading and on which banks are generally open for business in your country of residence;

'dealing day' means any Tuesday or Friday that is a business day;

'FSA' means the Financial Services Authority;

'FSMA' means Financial Services and Markets Act 2000;

'Stamp Duty Reserve Tax/Stamp Duty' means a UK government tax levied on share dealing;

'you' means the person using this Service;

'us/we' means Computershare Investor Services PLC, a company registered in England and Wales whose registered details appear below and on the *postal dealing form*;

'Qualifying Country' means any of, the United Kingdom, the Isle of Man, the Channel Islands, the Republic of Ireland, Germany and Austria;

'Postal dealing form' means, the form which you must complete in order to instruct us to sell or purchase Shares;

'Shares' means ordinary 10p shares in Standard Life plc;

'the Service' is the Standard Life postal dealing service that we provide under these terms and conditions.

1. Selling your Shares

(a) If you hold a share certificate you can instruct us to sell your Shares by filling in the appropriate box on the *postal dealing form* with the total number of Shares you hold and sending it to us at the address shown in clause 7 together with your share certificate representing your total shareholding and any relevant supporting documentation (e.g. without limitation, any power of attorney, or marriage certificate).

(b) If you hold your Shares within the Standard Life Share Account you can instruct us to sell your Shares by marking or completing the appropriate box on the *postal dealing form* with the number of Shares you wish to sell and sending it to us at the address shown in clause 7 together with any relevant supporting documentation (e.g. without limitation, any power of attorney, or marriage certificate).

(c) If you hold a *share certificate* in respect of your holding you cannot instruct a partial sale of your holding using this Service. If you hold a *share certificate* in respect of your holding and at the time your form is received by us the number of Shares written on the form by you does not represent your total holding as shown on our share register, we shall not be able to carry out your instructions. If you hold your Shares within the Standard Life Share Account you can instruct a full or partial sale of your holding.

2. How and when we will sell your Shares

(a) We will instruct the sale of your Shares for you on the next available dealing day after we receive and accept your *postal dealing form* providing that your instruction is received before 10:00am local time. If your *postal dealing form* is received after 10:00am local time your instruction will be deemed to have been received on the following business day.

(b) We will sell Shares twice a week on a dealing day. The first dealing day will be on 11 July 2006. If you wish to sell your Shares on 11 July 2006 your *postal dealing form* must be received and accepted by us by 10:00am local time on 10 July 2006.

(c) We may either use a broker or place the order directly with the market ourselves. You are not able to specify the price or a minimum price at which shares are to be sold for you.

(d) If applicable, the Broker will send us the sale proceeds net of any tax and commission payable on the transaction upon settlement of the sale. This will normally be on settlement day which will usually be 2 business days following the date of the trade. We will not make any payment to you until we have received the settlement money from the Broker. We will deduct our fees and any other charges from the sale proceeds and send you the balance.

(e) If you live in the UK, the Isle of Man or the Channel Islands we will make payment by sterling cheque. If you live in the Republic of Ireland we will make your payment by euro cheque. Residents in Germany or Austria will be sent a euro cheque drawn on an Irish bank account. Payments will be made to the registered holder of the Shares (or the first named holder in case joint holders).

(f) We will not accept any instructions to make sale proceeds cheques payable to anyone other than the registered owner of the Shares.

3. Buying Shares

(a) If you want to buy Shares using this Service and

i) you live in the UK, Isle of Man and Channel Islands you must fill in the appropriate box stating the amount of money you wish to invest on the *postal dealing form* and send it to us at the address shown in clause 7 together with a Sterling cheque for the gross purchase amount to be invested. Sterling cheques must be drawn on an account of a UK, Isle of Man and Channel Islands bank or building society in your name, cheques should be made payable to Computershare Investor Services PLC and crossed A/C Payee. You represent to us that your cheque will be honoured on first presentation.

ii) you live in the Republic of Ireland, you must fill in the appropriate box stating the amount of money you wish to invest on the *postal dealing form* and send it to us at the address shown in clause 7 together with a euro cheque for the gross purchase amount to be invested. Euro cheques must be drawn on an account of an Irish bank or building society in your name, cheques should be made payable to Computershare Investor Services (Ireland) Limited and crossed A/C Payee. You represent to us that your cheque will be honoured on first presentation.

iii) If you live in Germany or Austria, you will need to remit the purchase amount to be invested, together with any applicable fees pursuant to clause 6 to the United Kingdom bank account as shown on the *postal dealing form*.

(b) Please note that third party payments will not be accepted with the exception of building society cheques which must be endorsed on the reverse by the issuer in favour of the shareholder.

(c) If you wish to make a purchase investment of over £10,000 or €15,000 you will be required to enclose with your *postal dealing form* an original official document, or a certified copy, evidencing your name and address (for example a current driving licence). If you live in Germany or Austria, you will need to also provide a recent bank statement to verify the source of funds.

(d) Please note that your purchase amount should be in whole pounds or euros.

4. How and when we will buy your Shares

(a) We will not arrange for Shares to be bought for you until we believe that we have received cleared purchase funds from you to make the purchase. If you live in the UK, the Isle of Man, the Channel Islands or the Republic of Ireland, this means that a purchase will not normally be instructed until at least 4 business days after we have received and accepted your *postal dealing form* and we have received cleared purchase funds from you. For residents in Germany or Austria if your *postal dealing form* is received after 10:00am local time, your instruction will be deemed to have been received on the following business day.

(b) For residents in Germany or Austria, if, following five business days from receipt of your *postal dealing form* we have not received cleared purchase funds your *postal dealing form* will be returned to you. If we receive cleared purchase funds from you without a valid *postal dealing form* we will hold your funds on your behalf for 30 business days awaiting delivery of your valid *postal dealing form*. If, after 30 business days, we have not received a valid *postal dealing form* we will return your funds to you. Any returned funds will be sent to you by euro cheque drawn from a United Kingdom bank account after deducting any applicable bank charges. Any return funds that amount to over €15,000 will be returned to your bank account as shown on your bank statement.

(c) We will only purchase Shares on a dealing day. The first dealing day will be 11 July 2006. If you wish to purchase additional Shares on 11 July 2006 your *postal dealing form* must be received and accepted by us by the 10 July 2006. We may either use a broker or place the order directly with the market ourselves.

(d) If we instruct a purchase and in fact your payment does not clear on first presentation or does not clear by settlement date we may reverse the purchase at your expense.

You are not able to specify the price or a maximum or minimum price at which shares are to be bought and you are not able to specify the number of Shares to be bought for you. The purchase money, which we receive, is used to cover the purchase price of the Shares, any Stamp Duty and/or Stamp Duty Reserve Tax and any fees and charges. We do not buy fractions of Shares for you.

(e) If you do not hold Shares in the Share Account, we will send you a share certificate for your new Shares 4 business days after the purchase was instructed. If you hold your Shares in the Share Account, your new Shares will be recorded on your next *share account statement*.

(f) We will purchase the maximum number of shares possible with the funds received from you. If a balance of money of less than the price of one Share remains following settlement of your purchase you shall be deemed to have authorised Computershare Investor Services PLC to retain this balance for its own benefit.

5. Our Fees

(a) For each instruction executed we will charge a transaction fee of 0.5% of the sale proceeds or purchase value, subject to a minimum charge of £15.00 (or €20). Charges will be applied for each valid *postal dealing form* received. Stamp Duty Reserve Tax/Stamp Duty currently 0.5% of the purchase value will be charged on all purchases executed together with any applicable banking fees.

(b) Commission charges together with any applicable banking fees will automatically be deducted from the sale proceeds or in case of a purchase from the money received.

(c) Our charges may change from time to time. You can check our current rates by calling the telephone number detailed in clause 7.

(d) If we carry out any other Services or provide you with any other information which is not mentioned in these terms and conditions then we may write and ask you to pay for that Service or information.

(e) We may share our commission/charges with the Broker and other third parties.

6. Liability

(a) We will take reasonable care in operating the Service, and will be responsible to you for any losses or expenses (including loss of Shares) suffered or incurred by you as a direct result of our breach of these terms and conditions, negligence, wilful default or fraud. We do not accept liability for any indirect or consequential loss suffered by you or for any loss which does not arise as a result of our breach of these terms and conditions, negligence, wilful default or fraud.

(b) If you are in any doubt as to whether an instruction has been received or carried out you should telephone us immediately using the telephone number provided to you in clause 7.

(c) Nothing in these terms and conditions restricts any rights you may have under the rules of the FSA or under the FSMA.

(d) We shall not be responsible for delays or failure to perform any of our obligations due to acts beyond our control. Such acts shall include, but not be limited to, acts of God, strikes, lockout, riots, acts of war, terrorist acts, epidemics, governmental regulations superimposed after the fact, communication line failures, power failure, earthquakes or other disasters.

(e) Any documents sent to you will be sent at your risk and we accept no liability after despatch of any document or cheque to you.

7. Contacting each other

(a) Our contact details are as set out below:

- If your registered address for the purposes of this service is in the UK, the Isle of Man or the Channel Islands:

  Standard Life plc Share Account
  Dealing Service
  Computershare Investor Services PLC
  PO Box 1169, The Pavilions
  Bridgwater Road, Bristol, BS99 2FA
  Telephone +44 870 703 7256
  Facsimile +44 870 703 6198

- If your registered address for the purposes of this service is in the Republic of Ireland:

  Computershare Investor Services (Ireland) Ltd
  Heron House, Corrig Road
  Sandyford Industrial Estate, Dublin 18
  Telephone 01 431 9830
  Facsimile 01 216 3183

- If your registered address for the purposes of this Service is in Austria or Germany:

  Computershare GmbH
  Prannerstr. 8
  80333
  Munich
  Telephone +49 (89) 30903 625
  Facsimile +49 (89) 30903 112

(b) All notices and other communications which you send us should be addressed to Computershare at the applicable address listed above in section 7(a). If you are not sure which contact details apply to you, please contact our Bristol office using the first listed details in section 7(a).

(c) We will send all documents and cheques to the address which appears for you on the Standard Life plc register of members/Share Account register. Any documents or cheques sent to you and any documents sent by you to Computershare Investor Services PLC will be sent at your risk and we accept no liability prior to receipt of any document or, where relevant, after despatch of any document or cheque to you.

8. General

(a) The decision to sell or buy Shares is your sole responsibility.

(b) Please note that the value of Shares and the income from them may go down as well as up, which may result in you receiving less than you originally invested

(c) The price of Shares may fluctuate while your *postal dealing form* is in the post and in the period after we receive it but before it is executed.

(d) You may not cancel any instructions to sell/purchase Shares once they have been received by us. In such circumstances, your request will be irrevocable.

(e) We will act as your agent when we undertake a sale/purchase of your Shares. By instructing us to sell /purchase your Shares you give us authority to sign, complete and deliver any transfer or other document necessary to give effect to your instructions.

(f) Both we and/or the broker are required to obtain the best price reasonably available at the time the trade is executed on the London Stock Exchange. Accordingly we may delay the execution of all or part of the order until the next business day, if we feel that it is in your best interest to do so.

(g) We reserve the right not to accept postal dealing instructions which are not given on the *postal dealing form*, or which have not been properly completed. Any *postal dealing form* which we reject will be returned to you.

(h) We do not accept instructions which are given by fax, e-mail, telephone or on photocopied forms.

(i) If you wish to sell/purchase Shares held in joint names then everyone who is a joint holder must sign the relevant form.

(j) We may aggregate your order with orders we receive from other clients using this Service. The broker may also aggregate the order we provide to him with orders from its other clients. This may result in a more or less favourable price than if your order had been executed separately. If the broker executes a number of orders for us on a particular day then they/we may average the price obtained for all the orders if different orders were dealt at different prices.

(k) You will be sent a contract note within 2 business days of the execution of the sale/purchase of your Shares. The contract note will detail the number of Shares sold/purchased on your behalf and the price at which they were sold/purchased (as the case my be).

(l) If you receive a benefit (e.g. a dividend) which relates to Shares you have sold, you may have to account for this benefit to the new owner of the Shares. We will contact you if we are aware that this is necessary. If we are aware of a claim at the time when we receive the money we may deduct any relevant amount from the proceeds of sale.

(m) We reserve the right to delay taking any *action on any particular instructions from* you if we consider that we need to do so to obtain further information from you or to comply with any legal or regulatory requirement binding on Computershare (including the obtaining of evidence of identity to comply with the Money Laundering Regulations 1993) or to investigate any concerns we may have about the validity of or any other matter relating to the instruction.

(n) We will not do anything which would break any relevant laws, rules, regulations or codes or risk exposing us to criticism for behaving improperly or not acting in accordance with good market practice.

(o) All monies which are held for you will be held in a designated client money bank account which we maintain for clients of this Service. If you live in the UK, the Isle of Man, the Channel Islands, Austria or Germany, this account is maintained by the Royal Bank of Scotland plc which is an approved bank. If you live in the Republic of Ireland, this account is maintained by the Allied Irish Bank plc. We will not pay interest on any such money.

(p) Cash fractions arising in respect of money due to you will be rounded down. Our fees and any commission or other charges *which may be payable will be charged at* the prevailing rate against each individual sale/purchase instruction rounded up to the nearest penny. In each case we will keep difference for administrative efficiency.

(q) We may change these terms and conditions without giving you any notice. No change will affect any completed instruction or any instruction received but not completed by the date of the change. Up-to-date Terms and Conditions can be obtained by calling the telephone number detailed in clause 7.

(r) These terms and conditions are governed by and shall be construed in accordance with the law of England and Wales.

(s) To the extent that this statement is a financial promotion for the Service provided by Computershare Investor Services PLC, *it has been approved by Computershare* Investor Services PLC for the purpose of Section 21(2) (b) of the Financial Services and Markets Act 2000 only.

(t) When you give us an instruction to sell/purchase Shares you represent to us that you are entitled to sell/purchase your Shares and that no other person has any rights, interests or charges in or over your Shares.

(u) If you are sending an instruction under a power of attorney you should indicate this fact and enclose the original power of attorney or a copy certified by a solicitor or notary public, which will be inspected and returned to you. If you do not enclose the necessary documents, your instruction will be rejected and your *postal dealing form* will be returned to you.

9. Data Protection Notice

(a) Any personal data that we obtain from you in providing this Service will be held by us in accordance with the relevant legislation. We will only hold use or otherwise process your personal data as is necessary to provide you with the Service.

(b) Your details will only be disclosed in accordance with the principles set out in the United Kingdom Data Protection Act *1998:*

- To any person if that person has legal or regulatory powers over us;
- To the broker in order to facilitate the provision of the Service.

(c) You have a right to request to view the information that we hold on you. We may charge you a small fee for providing you with access to this information.

10. Complaints

(a) There are procedures in place to help resolve all complaints from customers effectively, a copy of which can be provided on request.

(b) Computershare Investor Services PLC is authorised and regulated by the FSA. If you have any complaints about the Service provided to you, you should write to the address detailed in clause 7.

(c) Computershare Investor Services PLC is a member of the Financial Ombudsman Service, if applicable details are available on request. Furthermore you may request a statement describing your rights under the Financial Services Compensation Scheme.

Telephone Share Dealing Terms and Conditions

We will treat you as a Private Customer as defined in the FSA rules. For the purposes of the Service your contract and legal relationship is with us. We will provide this telephone dealing Service (the 'Service') to you if you are a shareholder holding shares in a company for which we act as registrar and are an individual aged 18 years and over.

If you are resident in, or a citizen of, a jurisdiction outside the United Kingdom or Ireland and wish to use this Service, it is your responsibility to inform yourself about and observe any applicable legal requirements. You may use this Service to sell your shares if you hold a share certificate in respect of your holding. You may also sell your shares if they *are held in an Issuer Sponsored Computershare* Nominee Account. Joint Accounts are permitted.

This Service is offered on an execution only basis. You should ensure it meets your own requirements. These terms and conditions do not constitute a recommendation to buy, sell or hold shares. If you are unsure of what action to take you should seek independent financial advice. Please note that the value of shares and the income from them may go down as well as up, which may result in you receiving less than you originally invested.

These terms and conditions are dated July 2006 and they can change from time to time. You can obtain an up-to-date version by contacting us.

Definitions

'Issuer Sponsored Computershare Nominee Account' means an uncertified shareholder account where the shares are held in the name of Computershare Company Nominees Limited;

the 'broker' means TD Waterhouse Investor Services (Europe) Limited which we use to buy or sell shares in connection with this Service;

'business day' means the hours on any day on which the London Stock Exchange is open for business;

'FSA' means the Financial Services Authority;

'us/we' means Computershare Investor Services PLC a company registered in England and Wales whose registered details appear at the bottom of this page.

How to use the Service

When you telephone us on our dedicated share dealing Service number, we will ask you to tell us what deal you want to place. We will repeat your instructions back to you. If you do not think that those instructions are correct you must tell us and ask us to make any changes you require. If you do not make any changes, then we will execute the order on the basis of the last set of instructions repeated back to you. This will apply whether you confirm that the instructions are correct or remain silent. Once we have accepted instructions to buy or sell shares on your behalf that instruction is irrevocable. You are not subsequently allowed to try to change or revoke your instructions.

How and when we will buy or sell your shares

If you place an at best order we (or the broker on our behalf) will normally check the market price and place the deal when you are on the telephone. Sometimes however it may be necessary to place your deal manually. If this happens we may not be able to confirm the deal on the telephone. The market price for shares can change at any time and it may be possible that the price at which your shares are bought or sold is higher or lower than the price originally quoted to you on the telephone.

We will not accept a purchase instruction for any transaction with a total value including all charges and tax in excess of £10,000 or €15,000.

We will arrange for the broker to send you a contract note for all executed dealing instructions placed through this Service, by no later than the business day, following the business day upon which the trade is executed. If there are any details with which you disagree or are unsure you must contact us immediately on the number appearing on the contract note.

The contract note will show the date on which your transaction is due to settle. If you are a certificated shareholder the settlement period using this Service is T+10; that is, the transaction will normally settle 10 business days after the date on which the trade was dealt. If you are a shareholder of shares held in an Issuer Sponsored Computershare Nominee Account, the settlement period for using this Service is T+3 for sales and T+10 for purchases; that is, the transaction will normally settle 3 business days after the date on which the trade was dealt for sales and 10 business days for purchases.

All deals will be placed on an individual basis. You will not be permitted to batch together a number of sale or purchase instructions.

We may delay any sale of your shares pending receipt of your share certificate. We reserve the right to delay taking any action on any particular instructions from you if we consider that we need to do so to obtain further information from you or to comply with any legal or regulatory requirement binding on us (including the obtaining of evidence of identity to comply with money laundering regulations), or to investigate any concerns we may have about the validity of or any other matter relating to the instruction.

Selling your shares

When you give us an instruction to sell your shares you represent to us that you own the shares or have the right to sell them and that no other person has any rights, interests or charges in or

over your shares. You also represent that you have not instructed any other stockbroker or dealing Service to sell those shares.

If you have lost or mislaid your certificate you cannot use this Service until you have obtained a letter of indemnity or a duplicate share certificate.

If you instruct us to sell shares with a value greater than £50,000 or €60,000 your deal will be delayed whilst the broker obtains permission from us to execute the trade. The broker will endeavour to obtain permission for the trade to be executed whilst you are on the phone.

For some shares you may elect to receive settlement in euros. If so, we will execute your trade in sterling (GBP) and apply an exchange rate to convert the gross consideration into euros (EUR). We will then apply any applicable charges in EUR, and your net contract total (i.e. the amount you will receive) will also be in EUR. The foreign exchange rates for all currency conversion is based on the mid-market exchange rate, to which the broker will apply a spread on up to +/- 1.5% applied at the time of contracting. The exchange rate used will be given to you at the time of the trade, and in placing your order you also accept that exchange rate.

You must send your share certificate and any transfer form together with any applicable documentation (for example a marriage certificate or power of attorney) to the address appearing on the contract note, so that it reaches us at least 4 business days before the settlement date.

If we do not receive your share certificate and a valid signed transfer form within this time limit an additional charge of £40 (or €56 where applicable) will be payable. We will try to contact you to establish why this documentation has not been received, but reserve the right to buy back the shares on your behalf at 2% commission subject to a minimum charge of £25 (or €36 where applicable). If settlement is delayed or cancelled as a result of late delivery by you of the necessary documentation you will be required to pay any additional costs (including any increase in the value of the shares between the shares being sold and then repurchased), which are incurred by us or by the broker on our behalf.

Provided that we have received and accepted your share certificate and any transfer forms at least 4 business days before settlement, you will be sent your sale proceeds by cheque net of any tax, fees and commission payable on the transaction upon the day of settlement of the sale. If we receive your documentation later than 4 business days before the settlement day, your cheque may be despatched later than settlement day. The cheque will be made payable to the registered holder of the shares. We will not accept any instructions to make cheques payable to anyone other than the persons whose name appears on the register. Neither we, nor the brokers who may be acting on our behalf will make any payment to you until funds have been received from the requisite parties.

If you receive a benefit (e.g. a dividend), which relates to shares you have sold, you may have to account for this benefit to the new owner of the shares. We will contact you if we are aware that this is necessary. If we are aware of a claim at the time when we receive the money we may deduct any relevant amount from the proceeds of sale.

Buying shares

In order to ensure that cleared funds are available to permit settlement of your trade, you must send a cheque for the sum stated on the contract note, to the address appearing on the contract note, to arrive at that address no later than 4 business days before the settlement date. An additional charge of £40 (or €56 where applicable) is payable if the cheque is not received within this time limit or if for any reason the cheque is unable to be cleared upon first presentation, for example (without limitation) if they are misdated or unsigned, or the "words and figures" differ.

You can only request to invest a maximum of £10,000 or €15,000 through the Computershare telephone dealing service.

Your cheque must be drawn on an account of a UK or Irish bank or building society in your name. If the cheque is from a building society, the building society must stamp and endorse the cheque to show the name of the account from which the funds were drawn. Cheques should be made payable to the payee appearing on the contract note and crossed A/C Payee.

You represent to us that your cheque will be honoured on first presentation. We cannot accept cheques in the name of anybody who is not to be registered as the holder of the shares.

If we do not receive your cheque by 4 business days before the settlement date we will try to contact you to establish why it has not been received, but reserve the right to sell the shares bought on your behalf at the prevailing market rate and charging you commission thereon at 2% subject to a minimum charge of £40 (or €56 where applicable). In addition you will be required to pay any additional costs, (including any loss in the value of the shares between the shares being bought and then resold) which are incurred by us or by the broker on our behalf.

The money, which you send to us, is used to cover the purchase price of the shares, any stamp duty and/or stamp duty reserve tax and any fees and charges.

If you buy the shares using this Service and you do not receive a benefit relating to those shares to which you are entitled we will instruct the broker to claim that benefit for you.

General provisions

We may choose not to act on any particular sale or purchase instruction. We will notify you immediately as soon as we decide not to accept a particular instruction.

If you fail to make any payment in full on or before the due date for payment we and/or the broker may make member firms of the London Stock Exchange and other relevant exchanges, other financial institutions and/or credit reference agencies *aware of your identity and your payment record.* Please note that this may affect your future ability to gain credit or to use a similar dealing service.

The date upon which you become entitled or lose your entitlement to any benefit is established by the date on which the shares are traded on the relevant exchange, not the date upon which the transfer is registered by the relevant registrar.

If you are sending an instruction under a power of attorney or a grant of probate you should indicate this fact and enclose the original power of attorney or grant of probate or a copy certified by a solicitor or notary public, which will be inspected and returned to you. A charge of £45 or €60 is made for the additional administration required to process transactions with powers of attorneys or grants of probate.

We may aggregate your order with orders we receive from other clients using this Service. The broker may also aggregate the order we provide to it with orders from its other clients. We will tell you at the time at which your order is taken if we intend to aggregate your order. This may result in a more or less favourable price than if your order had been executed separately. If the broker executes a number of orders for us on a particular day then the price obtained for all the orders may be averaged if different orders were dealt at different prices.

We reserve the right to charge interest at Bank of England base rate plus 15% p.a. on any sums overdue from you. In so far as this statement constitutes a financial promotion for the share dealing Service provided by Computershare Investor Services it has been approved by Computershare Investor Services PLC for the purpose of Section 21 (2) (b) of the Financial Services and Markets Act 2000 only.

The parties to this agreement are you and us (the 'parties'). The parties do not intend that any of its terms will be enforceable by virtue of the contracts (Rights of Third Parties) Act 1999 by any person who is not a party to it.

Liability

We will take reasonable care in operating the Service, and will be responsible to you for any losses or expenses (including loss of shares) suffered or incurred by you as a direct result of our negligence, wilful default or fraud. We do not accept liability for any indirect or consequential loss suffered by you or for any loss, which does not arise as a result of our negligence, wilful default or fraud. We cannot take any responsibility for any fluctuation in the value of shares arising if execution of a trade is delayed as a result of a halt in trading on the relevant exchange.

Nothing in these terms and conditions restricts any rights you may have under the rules of the FSA or under the Financial Services and Markets Act 2000.

Commission and other charges

Details of the commission payable, given when your order is phoned through, can also be found on your contract note. We reserve the right to amend such charges from time to time. Details of any updated charges are available on our web-site at www.computershare.co.uk

We will share our commission/charges with the broker. Details of charges shared are available upon request.

Duplicate contract note - £10 (or €15 where applicable).

Copy of telephone recording if a complaint is found to be unfounded - £20 (or €30 where applicable).

Contacting each other

We will not do, or refrain from doing, anything which would, or might in our judgement, break any relevant laws, rules, regulations or codes or risk exposing us to criticism for behaving improperly or not acting in accordance with good market practice.

We may rely on any communication which we reasonably believe to have been made by you or on your behalf. You will be bound by any transaction and/or Service entered into and or expenses incurred on your behalf in reliance of such a communication.

All monies, which are held for you will be held in a client settlement account, which either we or the broker (as appropriate) maintain for clients of this Service. This account is maintained at National Westminster Bank Plc which is an approved bank. All client settlement accounts will be maintained by an approved bank. All settlement accounts are designated trust accounts and any balances are fully segregated from the broker's or our own funds (as applicable). No interest is payable on any such money.

Any tax or commission which may be payable on aggregated sales or purchases is charged at the prevailing rate against each individual sale or purchase instruction rounded up to the nearest penny. We keep the difference for our own benefit.

If as a result of an administrative error we pay you more than the correct amount of money or send you a certificate for more shares than you are entitled to you must return such extra funds and/or share certificate to us forthwith upon request in order that the position can be rectified.

We may change these terms and conditions from time to time.

These terms and conditions are governed by and shall be construed in accordance with the laws of England and Wales and the parties agree to submit to the exclusive jurisdiction of the English courts.

General

We will not do, or refrain from doing, anything which would, or might in our judgement, break any relevant laws, rules, regulations or codes or risk exposing us to criticism for behaving improperly or not acting in accordance with good market practice.

We may rely on any communication which we reasonably believe to have been made by you or on your behalf. You will be bound by any transaction and/or Service entered into and or expenses incurred on your behalf in reliance of such a communication.

All monies, which are held for you will be held in a client settlement account, which either we or the broker (as appropriate) maintain for clients of this Service. This account is maintained at National Westminster Bank Plc which is an approved bank. All client settlement accounts will be maintained by an approved bank. All settlement accounts are designated trust accounts and any balances are fully segregated from the broker's or our own funds (as applicable). No interest is payable on any such money.

Any tax or commission which may be payable on aggregated sales or purchases is charged at the prevailing rate against each individual sale or purchase instruction rounded up to the nearest penny. We keep the difference for our own benefit.

if as a result of an administrative error we pay you more than the correct amount of money or send you a certificate for more shares than you are entitled to you must return such extra funds and/or share certificate to us forthwith upon request in order that the position can be rectified.

We may change these terms and conditions from time to time.

These terms and conditions are governed by and shall be construed in accordance with the laws of England and Wales and the parties agree to submit to the exclusive jurisdiction of the English courts.

Data Protection Notice

Information given to us will be used to maintain the accuracy of our records, to verify and assess the financial standing of customers and to assist in us providing a high level of Service. All personal information provided by you and any other information relating to your account will be treated in confidence by us and will not be disclosed to any third parties, except where permitted by law or where your consent has been received. For this purpose, by accepting these Terms and Conditions you will be taken to have consented to us transferring or disclosing personal information to third parties who we consider may assist in providing the Service(s). Information may be shared with other financial organisations to protect us and customers against fraud. The information will be held in our computer systems and may be used in the following ways:

- In providing the Service for which you have applied.
- To keep you informed subsequent to any dealing transaction, by mail, e-mail, telephone, sms, fax or other reasonable means, of other Services, which may be of interest to you by Computershare itself or its subsidiaries or their agents in providing this Service. If you would prefer not to receive direct marketing information, please advise us or the respective Service provider immediately in writing of your further instruction to amend our records accordingly.
- To make enquiries with credit reference agencies and in such cases the agencies will keep a record of the enquiry. We will disclose to the agencies information about you in the event of you defaulting on debt. All information received and recorded by credit reference agencies may be used by other lenders in making credit decisions about you and other members of your household.

You have a right to request to view the information that we hold on you. We may charge you a small fee for providing you access to this information.

Telephone calls may be recorded for training purposes and also used in evidence in the event of any dispute.

Complaints

There are procedures in place to help resolve all complaints from customers effectively, a copy of which can be provided on request. Computershare Investor Services PLC is authorised and regulated by the FSA. If you have any complaints about the Service provided to you, you should write to the following address: Computershare Telephone Dealing Service, TDW, Exchange Court, Duncombe Street, Leeds, LS1 4AX.

Computershare Investor Services PLC is a member of the Financial Ombudsman Service, if applicable details are available on request. Furthermore, you may request a statement describing your rights under the Financial Services Compensation Scheme.

The Terms and Conditions in the Appendix have been issued by Computershare Investor Services PLC and are not the responsibility of Standard Life plc.

Please remember that the value of shares can go down as well as up and you may not recover your original investment.

Printed by Polestar Group, Nottingham

Standard Life plc, registered in Scotland (SC286832), Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH. 0131 225 2552.
Calls may be recorded/monitored. www.standardlife.com

This document is important – please read it straightaway

Your guide to receiving

Shares

in Standard Life plc for Occupational Pension Scheme Trustees

STANDARD LIFE

THIS *SHARE GUIDE* IS ONLY INTENDED FOR PERSONS WHO ARE ELIGIBLE MEMBERS BY VIRTUE OF BEING AN OCCUPATIONAL PENSION SCHEME TRUSTEE FOR ONE OR MORE PENSION SCHEME MEMBER POLICIES.

This *share guide* is not a prospectus but an advertisement (within the meaning of the Prospectus Rules) relating to Standard Life plc (the Company). Prospective investors should not subscribe for or purchase any shares in the Company (the Standard Life shares) except on the basis of the information contained in the Prospectus relating to the Company, comprising the Summary (*prospectus summary*), Registration Document and Securities Note. Copies of the Prospectus can be obtained (in English) free of charge from www.standardlife.com (subject to certain access restrictions), or by contacting your local dedicated helpline, the numbers for which can be found at the end of this *share guide*.

This *share guide*, the *covering letter*, the *pension scheme keep/buy form* and the *pension scheme sell form* have been issued by the Company and have been approved solely for the purposes of section 21 of the Financial Services and Markets Act 2000 (FSMA) for the purposes of distribution in the United Kingdom by Merrill Lynch International and UBS Limited, both of whom are authorised and regulated in the United Kingdom by the Financial Services Authority. Merrill Lynch International and UBS Limited are acting for the Company and The Standard Life Assurance Company (SLAC) and no one else in relation to the demutualisation, the flotation of the Company and the offers of Standard Life shares by the Company (the Offers) described in this *share guide*. Merrill Lynch International and UBS Limited will not be responsible to anyone other than the Company and SLAC for providing the protections afforded to customers of Merrill Lynch International and UBS Limited nor for providing advice in relation to such demutualisation, flotation of the Company, the Offers or any transaction, arrangement or other matter referred to in this *share guide*. Merrill Lynch International and UBS Limited, and any of their respective affiliates, as underwriter, market maker or otherwise, may obtain a position or holding in the Standard Life shares or any other securities of the Company in connection with the Offers or otherwise. Merrill Lynch International can be contacted at Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ. UBS Limited can be contacted at 1 Finsbury Avenue, London EC2M 2PP.

This *share guide* is solely intended to assist you with completing the accompanying *pension scheme keep/buy form* and *pension scheme sell form* and to provide you with some basic information about shares and share ownership. The Prospectus contains detailed information about the Company and its business and management, as well as financial statements and other financial data.

The *covering letter* and the *share guide* do not represent advice about subscribing for, purchasing or selling Standard Life shares and are not a substitute for independent professional advice about legal, investment or tax matters. They are only a general guide to some of the issues involved in the Offers. If you are in any doubt as to the action you should take, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other qualified financial adviser (who, in the United Kingdom, should be authorised under FSMA or, if not, appropriately authorised under the laws of the relevant jurisdiction). You should note that Standard Life group staff (including the telephone helpline representatives) are not permitted to provide you with legal, investment or tax advice.

Information on legislation and taxation is based on the Company's understanding of the current law and relevant tax authority practice in the United Kingdom (excluding the Channel Islands and the Isle of Man) and the Republic of Ireland. Legislation and taxation are liable to change in the future, including with retrospective effect.

The date of demutualisation and flotation may be influenced by things like market conditions and the performance of Standard Life's business. Demutualisation and flotation could happen later than July 2006. There is no guarantee that Standard Life will demutualise and you should not base your financial decisions on our demutualisation plans at this stage.

You should be aware that the value of investments and any income from them can go down as well as up and, accordingly, if you buy additional Standard Life shares, you may not get back the amount you invest and if you keep the Standard Life shares that you receive on demutualisation the value of your holding of Standard Life shares may fall below the price at which the Standard Life shares are offered for sale under the Initial Share Sale Facility (whether for the application of proceeds towards policy enhancements or the receipt of cash) and/or the opening price at which the Standard Life shares commence trading. You should read the risk factors highlighted in the *prospectus summary* accompanying this *share guide*, the *covering letter*, the *pension scheme keep/buy form* and the *pension scheme sell form*, as well as those in the Registration Document and Securities Note, carefully prior to making a decision as to whether to invest in or keep Standard Life shares. Investing in Standard Life shares or using the Standard Life Share Account (including its nominee and share dealing services) described in this *share guide* may not be suitable for everyone.

NOT FOR PUBLICATION OR DISTRIBUTION IN THE UNITED STATES. Standard Life shares have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

NOT FOR PUBLICATION OR DISTRIBUTION IN AUSTRALIA, CANADA, JAPAN, ITALY, NEW ZEALAND OR ANY JURISDICTION WHERE PUBLICATION OR DISTRIBUTION OF THESE MATERIALS WOULD BE UNLAWFUL.

Standard Life plc, Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH. Incorporated and registered in Scotland with registered number SC286832.

Contact us

See page 56

What's in this document

The meaning of some of the terms starting with a capital letter, and some other words used in this *share guide*, are explained in the *'Some useful definitions'* section on page 31.

Please read this share guide carefully and keep it in a safe place

It will help explain the options available to you*. It also includes information you may need at a later date – including, the Terms and Conditions of the Initial Share Sale Facility, the Terms and Conditions of the Standard Life Share Account and the Terms and Conditions of the Preferential Offer, which are set out in Part 3.

This *share guide*, the *prospectus summary*, the *covering letter*, the *pension scheme keep/buy form* and the *pension scheme sell form* are intended to be read **only** by you. You should consult with any other trustees for each of the occupational pension scheme policies for which you are the eligible member in making your choice – see *"Important information – other people's rights"* on page 3. This information should not be given to, or used by, anybody else, other than to consult with any other trustees for each of the occupational pension scheme policies for which you are the eligible member solely for the purposes of satisfying your duties as a trustee.

Please note that you should only make an investment decision in relation to Standard Life shares on the basis of the information contained in the Prospectus relating to Standard Life plc.

Standard Life plc, which will be the new parent company of the Standard Life group of companies after demutualisation, is expected to float on the London Stock Exchange on or around Monday 10 July 2006.

On the demutualisation of Standard Life, you will be issued a number of shares in Standard Life plc – and you need to decide what you want to do with them. The covering letter you received with this share guide tells you how many shares you have been allocated.

You should be aware that the value of shares, and any income from them, can go down as well as up. This means that you could get back less than you invest and that any shares you receive on demutualisation could fall below their initial value.

You are not being given any advice on buying shares by Standard Life plc. If you are unsure about the action you should take we recommend you speak to a qualified financial adviser.

Information on legislation and taxation is based on the Company's understanding of the current law and relevant tax authority practice in the United Kingdom (excluding the Channel Islands and the Isle of Man) and the Republic of Ireland. Legislation and taxation are liable to change in the future, including with retrospective effect.

*** Where there is more than one trustee, when we refer to "you" in this *share guide* we mean the trustee who is the eligible member – this will be the trustee nominated by all of the trustees to be the member of Standard Life or, if no trustee has been nominated, the first named trustee.**

Understanding your choices

To help you make your decision you should read:

This share guide

It is designed to help you understand the choices available to you and what you should do now. It also contains important terms and conditions.

The enclosed prospectus summary

This is a summary of the full Prospectus relating to Standard Life plc. The *prospectus summary* gives you basic information about the business, including its key strengths and strategy and selected summary financial information about Standard Life. The *prospectus summary* also includes some information on the Standard Life group's current trading and prospects and also mentions certain risk factors relating to investing in Standard Life shares.

You can get a copy of the full Prospectus free of charge from our website at **www.standardlife.com** or by contacting your local dedicated helpline. You can find the numbers and contact details in the '*Contact us*' section on page 56.

Important information – other people's rights

Although shares are being provided to you as the eligible member, as a trustee you should consider the terms of the trust(s) in deciding how to deal with any shares you receive as your demutualisation entitlement as a result of being a trustee or any additional shares you may wish to buy. You should consult with the other trustees for each of the occupational pension scheme policies for which you are the eligible member in making your choice and considering the implications of the options you have for the relevant scheme(s) for which you are the trustee.

Please seek independent professional advice if you are in any doubt about your right to keep shares, sell shares and receive the cash proceeds, apply the proceeds from the sale of the shares towards policy enhancements or buy additional shares. Neither Standard Life plc (nor any member of the Standard Life group) will provide such advice or be responsible for the choices you make, or the consequences of those choices, in relation to your shares or any additional shares you buy.

In some limited circumstances, Standard Life plc reserves the right not to send your cash proceeds from the sale of your shares or your share account statement or share certificate (as applicable) if by doing so Standard Life plc could be in breach of a court order (such as a freezing or arrestment order) or applicable criminal law, or if a third party could have a claim against Standard Life plc over the whole or part of your shares.

Making your decision

You need to make one of the following choices:

Option 1: Sell your shares on flotation and have the cash proceeds applied towards policy enhancements
You should read page 5 for more information about selling the shares you receive on demutualisation at the time of flotation and having the proceeds applied towards policy enhancements if they relate to shares determined by reference to Pension Scheme Member Policies. **You do not need to return any form if you choose this option.**

Option 2: Sell all your shares on flotation and receive cash
You should read page 6 for more information about selling the shares you receive on demutualisation at the time of flotation.

Option 3: Keep all your shares
You should read page 7 for more information about keeping the shares you receive on demutualisation.

Option 4: Keep all your shares and apply to buy additional shares at a discounted price
You should read pages 8 to 10 for more information about keeping the shares you receive on demutualisation and applying to buy additional shares at a discounted price.

Before you sign and date your chosen form, please read the declaration carefully and see '*How to sign the forms*' on page 33.

If you are an eligible member for more than one occupational pension scheme policy or at least one occupational pension scheme policy and at least one other type of policy, then you should refer immediately to Part 2 for further information about your options.

Option 1
Get policy enhancements
Page 5

Option 2
Sell all your shares on flotation and receive cash
Page 6

Option 3
Keep all your shares
Page 7

Option 4
Keep all your shares and apply to buy additional shares
Page 8

Option 1: Selling your shares and applying the proceeds towards policy enhancements

As an eligible member for one or more Pension Scheme Member Policies you do not need to use either the *pension scheme keep/buy form* or the *pension scheme sell form* if you wish to sell the shares determined by reference to these policies on flotation and have the cash proceeds applied towards policy enhancements. This will happen automatically as part of flotation if you do not inform us of another choice by no later than 10am on Wednesday 5 July 2006. The number of shares you have been allocated is shown on your *covering letter.*

You do not need to confirm your details to us for us to apply these policy enhancements on your behalf.

The cash proceeds of the sale of your shares will be applied on your behalf towards policy enhancements for the benefit of eligible scheme participants. Eligible scheme participants are broadly those scheme members in relation to whom there has been a continuous with profits investment under the scheme from, at the latest, Tuesday 30 March 2004 up to and including Wednesday 31 May 2006 – the date of the Special General Meeting which approved our special resolution to demutualise and float.

This option only applies to persons who are eligible members for at least one Pension Scheme Member Policy and to the shares that they are to receive on demutualisation that have been determined by reference to those Pension Scheme Member Policies.

If you sell all your shares on flotation you will not be able to invest in additional shares at a discounted price and you will not be eligible to receive bonus shares in respect of the shares you receive on demutualisation.

Option 2: Selling your shares and receiving cash

①


STANDARD LIFE
Your pension scheme sell form
Sign here
Date

Use your *pension scheme sell form* if you want to sell all your shares on flotation and receive the cash proceeds of that sale. **Remember – don't complete this form if you are an eligible member for a Pension Scheme Member Policy and you want to sell the shares that you are to receive on demutualisation that have been determined by reference to those Pension Scheme Member Policies and have the proceeds applied towards policy enhancements.** The number of shares you have been allocated is shown on your covering letter.

There is a fixed charge of £10 (or €15) for using this facility.

The *pension scheme sell form* gives you the option to sell all these shares. If you are an eligible member for more than one occupational pension scheme policy or for at least one occupational pension scheme policy and at least one other type of policy, then you should refer immediately to Part 2 for further information about your options.

If you do wish to sell all your shares on flotation and receive the cash proceeds of sale, then you need to complete Step ①, by signing and dating the form, and return the *pension scheme sell form* – as soon as possible and so it arrives no later than 10am on Wednesday 5 July 2006.

The cash proceeds of sale will be sent by cheque. As an eligible member by virtue of being a trustee, you should consider the terms of the trust(s) in deciding how to deal with these cash proceeds.

Return your form in the pre-paid envelope provided.

If you sell all your shares on flotation you will not be able to invest in additional shares at a discounted price and you will not be eligible to receive bonus shares in respect of the shares you receive on demutualisation.

Remember – before deciding to sell your shares on flotation so as to receive cash, you should read 'Important information – other people's rights' and Part 1 and in particular consider the implications of selling shares and receiving cash.

Option 3: Keeping your shares

①
②
③
④


STANDARD LIFE
Your pension scheme keep/buy form
Sort code
Account number

⑤


Sign here
Date

Use your *pension scheme keep/buy form* if you want to keep all your shares. The number of shares you have been allocated is shown on your *covering letter.*

The *pension scheme keep/buy form* gives you the option to keep these shares. If you are an eligible member for more than one occupational pension scheme policy or for at least one occupational pension scheme policy and at least one other type of policy, then you should refer immediately to Part 2 for further information about your options.

If you do wish to keep all your shares:

You need to fill in and return your *pension scheme keep/buy form* – as soon as possible and so it arrives no later than 10am on Wednesday 5 July 2006.

You only need to complete Step ⑤, by signing and dating the form, to keep all your shares.

You can also choose to give us bank details in Step ③, so that any future dividends can be paid directly into the account. As an eligible member by virtue of being a trustee, you should consult with other trustees before deciding to keep shares and giving any bank details.

If you want to receive a share certificate instead of keeping your shares in the Standard Life Share Account, you should also tick the box in Step ④. Before you do, please read the information about *'Holding your Standard Life shares'* on page 25. This box is automatically ticked if the eligible member is a company.

If you also want to apply to buy additional shares at a discounted price >> *See Option 4*

Then return your form in the pre-paid envelope provided.

If you keep your shares you will be eligible to receive one bonus share for every 20 of these shares if you hold them continuously for the required period. Please see *'About bonus shares'* on page 27 for more information.

Remember – before deciding to keep your shares, you should read 'Important information – other people's rights' and Part 1 and in particular consider the implications of keeping shares.

Option 4: Keeping your shares and applying to buy additional shares at a discounted price


STANDARD LIFE
Your pension scheme keep/buy form

①
②
③
④
⑤



If you want to keep all your shares and apply to buy additional shares at a discounted price, you will need to complete and return your *pension scheme keep/buy form*. You need to fill in and return your *pension scheme keep/buy form* – as soon as possible and so it arrives no later than 10am on Wednesday 5 July 2006.

If you are an eligible member for more than one policy, you should refer immediately to Part 2 for further information about your options.

You need to complete Steps ①, ② and ⑤ to apply to buy additional shares at a discounted price.

You can apply to invest a minimum of £1,000 (or €1,520) and there is no maximum limit. A 5% discount will apply to any amount invested up to a maximum investment of £50,000 (or its euro equivalent). You can use your *pension scheme keep/buy form* to apply for more than this amount, but you will only receive a discount on the first £50,000 (or its euro equivalent) invested. You will only be eligible for bonus shares in respect of the additional shares you buy at the discounted price.

You may not receive shares for the full amount you apply for. If this is the case, you will receive a refund for the difference between the amount you apply for and the amount you pay for the additional shares you receive.

How much do you want to invest in shares?

If you want to invest in shares, you should complete Step ① to indicate the amount of money you want to apply to invest. If you wish to apply to invest an amount over £10,000 (or €15,200) and up to £50,000 (or €76,000), you should write the amount in the box provided, which should be a multiple of £5,000 (or €7,600). If you wish to apply to invest an amount over £50,000 (or €76,000), you should write the amount in the box provided, which should be a multiple of £10,000 (or €15,200). There is no maximum limit to the amount you can apply to invest in shares, but you should ring the local dedicated helpline if you want to apply for more than £990,000 (or €988,000) as this is the maximum provided for in the form. If you would like help in completing Step ① you should contact your local dedicated helpline.

If all or some of your application to invest in additional shares is successful, the first £50,000 (or its euro equivalent) that you invest in additional shares will be at the discounted price. You will also be eligible to receive bonus shares in respect of the additional shares you buy at the discounted price if you hold your additional shares continuously for one year from the date of flotation.

You will not receive a discounted price or be eligible for bonus shares in respect of any investment in additional shares of over £50,000 (or its euro equivalent).

Paying for your additional shares

You need to write a cheque or get a banker's draft for the value of the shares you have applied to invest in, made payable to 'Standard Life Share Offer' and crossed 'A/C payee'. Then attach it to the space at Step ② of the *pension scheme keep/buy form* with a pin.

EU money laundering regulations apply if you are applying to invest more than £9,000 (or €15,000). This means that:

- If you do not use your own personal cheque and use a bank or building society cheque or banker's draft instead, you should ensure that the institution issuing that cheque or banker's draft writes the name, address and account number of the account holder on the back of the cheque or banker's draft and adds its stamp.
- If you use a cheque drawn on someone else's account or in someone else's name, you should write your own name and address and date of birth on the back of the cheque. You may also be asked to provide further identification and we may carry out searches of electronic databases to confirm details. Your application will be placed on hold until we receive this. **If we do not receive the identification we have asked for, your application to buy additional shares may be rejected.**

As an eligible member by virtue of being a trustee, you should consult with other trustees before making an application to invest in additional shares.

You can also choose to give us bank details by completing Step ③ so that any future dividends can be paid into the account. If you want to receive a share certificate instead of keeping your additional shares in the Standard Life Share Account, you should also tick the box in Step ④. Before you do, please read the information about '*Holding your Standard Life shares*' on page 25. This box is automatically ticked if the eligible member is a company.

Once you have attached your payment, please return your form in the pre-paid envelope provided. Your form and payment must arrive by the deadline – 10am on Wednesday 5 July 2006. It is your responsibility to ensure that they do.

Please follow the instructions carefully – your application to buy additional shares will be rejected if your *pension scheme keep/buy form* is:

- Not completed properly, or
- You have not attached or made the required payment, or
- Returned, but without you having provided further information to allow us to confirm details, if requested, or
- Received after the deadline – 10am on Wednesday 5 July 2006.

Remember – before deciding to keep your shares and invest in additional shares, you should read 'Important information – other people's rights' and Part 1 and in particular consider the implications of keeping and buying shares.

Important information about returning your form

If you choose to return a form, please send it as soon as you can. It must arrive by the deadline – 10am on Wednesday 5 July 2006. You must make sure you only return one of your forms.

Remember – you don't need to return any form to have shares sold and the cash proceeds applied towards policy enhancements.

If you have lost your pre-paid envelope, please send your form to the address listed in the *'Contact us'* section on page 56.

'Make sure you follow the instructions' – if any form is received after the deadline or is completed incorrectly or is incomplete, your shares that are determined by reference to Pension Scheme Member Policies will be sold for you on flotation and the cash proceeds applied towards policy enhancements.

'Returning two forms' – if we receive both a properly completed *pension scheme sell form* and a properly completed *pension scheme keep/buy form* from you before the deadline, your *pension scheme keep/buy form* will be given priority and we will process the instructions on that *pension scheme keep/buy form.* You will be deemed to have chosen to keep your shares and (if applicable) to have chosen to apply to buy additional shares.

If you are an eligible member for more than one policy, you should refer to Part 2 for further information about your options.

When everything is expected to happen

What is happening?	When?
If you want to sell your shares and have the cash proceeds applied towards policy enhancements, as an eligible member for one or more Pension Scheme Member Policies, you should not return any form.	**No action required**
If you want to sell all your shares on flotation and receive the cash proceeds of sale, you need to complete and return your *pension scheme sell form* so it arrives by the deadline.	**Must arrive by 10am on Wednesday 5 July 2006**
If you want to keep all your shares, please return your *pension scheme keep/buy form*, so it arrives by the deadline – even if you are not applying to buy additional shares.	**Must arrive by 10am on Wednesday 5 July 2006**
If you want to apply to buy additional shares at a discounted price, you need to complete and return your *pension scheme keep/buy form* with your cheque or banker's draft so it arrives by the deadline.	**Must arrive by 10am on Wednesday 5 July 2006**
We will announce the offer price, the preferential offer price and the basis of allocation of Standard Life shares under the Offers. You will be able to see all this on our website **www.standardlife.com**	**Planned to happen by Sunday 9 July 2006***
Standard Life will demutualise and Standard Life plc will float on the London Stock Exchange. Dealing in Standard Life shares will begin.	**Planned for Monday 10 July 2006***
If you have sold your shares on flotation and the proceeds are to be applied towards policy enhancements, policy enhancements are applied. If the proceeds are otherwise applied under the Main Scheme (see pages 15 and 16) this will take longer.	**Planned to happen by Thursday 13 July 2006***
If you have chosen to sell your shares on flotation and receive cash, the cash will be posted to you by cheque.	**Planned to happen by Monday 17 July 2006***
If you have kept your shares – and, if applicable, your application to buy additional shares is accepted – a share account statement or share certificate (as appropriate) will be posted to you with your *welcome pack*. If you have not received your share account statement or share certificate by Monday 31 July 2006, please contact us as soon as possible.	**Planned to happen by Monday 17 July 2006***

*** The date of demutualisation and flotation may be influenced by things like market conditions and the performance of our business. Demutualisation and flotation could happen later than July 2006. There is no guarantee that Standard Life will demutualise and you should not base your financial decisions on our demutualisation plans at this stage.**

Part 1: The choices you have for your shares – answering your questions

This part contains important information about shares – and about your options.

If you have any other questions that are not covered in this section, please contact your local dedicated helpline. You can find the numbers and contact details in *'Contact us'* on page 56.

Please note if you are an eligible member for more than one occupational pension scheme policy or you are an eligible member both for at least one occupational pension scheme policy and at least one other type of policy, you should also refer immediately to Part 2.

Selling your shares and applying the proceeds towards policy enhancements

This option only applies to persons who are eligible members for at least one Pension Scheme Member Policy and to the shares that they are to receive on demutualisation that have been determined by reference to those Pension Scheme Member Policies.

If you want to sell your shares and have the proceeds of that sale applied towards policy enhancements, you will need to:

- Read this section
- Read *'Option 1: Selling your shares and applying the proceeds towards policy enhancements'* on page 5
- Consult with other trustees

Please read Part 2 immediately if you are the eligible member for more than one occupational pension scheme policy or at least one occupational pension scheme policy and at least one other type of policy to consider your other options.

You do not need to return any form if you choose this option.

How do I have my shares applied towards policy enhancements?

The default position is that unless you tell us otherwise (see below), if you are an eligible member for one or more Pension Scheme Member Policies your shares will automatically be sold on flotation and the cash proceeds of that sale will be applied towards policy enhancements for each Pension Scheme Member Policy for which you are the eligible member. **If this is what you would like to happen, you should not complete and return your *pension scheme keep/buy form* or *pension scheme sell form.***

The other choices are selling the shares and receiving the cash proceeds, or keeping the shares – see pages 17 to 21.

You should, in reviewing each of your options, consider whether the scheme's documents give you the power to make that choice and the potential consequences of choosing that option for your scheme. You should consult with any other trustees for each of the occupational pension scheme policies for which you are the eligible member before making your choice.

How, and at what price, will these shares be sold?

The shares will be sold through the Initial Share Sale Facility. You can find out more by reading the '*Terms and Conditions of the Initial Share Sale Facility*' on page 38.

The shares will be sold at the price at which investors in the Institutional Offer and the Retail Offer subscribe for shares issued on flotation. The price per share at which your shares will be sold is expected to be announced by Sunday 9 July 2006. The price eventually determined may fall outside the relevant price range set out in the Prospectus – see page 18 for more information.

How is the amount of policy enhancements determined?

The *covering letter* sets out how many shares you have been allocated. Each eligible member is entitled to a single fixed allocation of 185 shares.

In addition, you may also be entitled to a variable allocation determined by reference to the with profits investments in respect of each eligible scheme participant held under each policy for which you are the eligible member. The variable allocation is determined by reference to the with profits investments held under the relevant policy for each eligible scheme participant as at Tuesday 30 March 2004. The variable allocation will be the aggregate of the allocations determined for each eligible scheme participant under the policy.

The policy enhancements to be credited to the Pension Scheme Member Policy for which you are the eligible member will be funded through the sale of those of your shares that are equal in number to the variable allocation as determined by reference to that Pension Scheme Member Policy for which you are the eligible member (plus the relevant fixed allocation). Your shares will be sold at the price at which shares are sold under the Institutional Offer and the Retail Offer.

Who will get policy enhancements?

Generally, policy enhancements will be credited to each Pension Scheme Member Policy for which you are the eligible member for the benefit of eligible scheme participants. This will be on the following basis:

- Each eligible scheme participant will be credited with an equal share of the relevant fixed allocation
- Any variable allocations will be credited for the benefit of eligible scheme participants on the same basis as they are calculated by reference to the relevant eligible scheme participant in determining the eligible member's overall variable allocation for the relevant Pension Scheme Member Policy

When will the policy enhancements be applied?

We will apply the policy enhancements as soon as possible after the flotation of Standard Life. This is planned to happen by Thursday 13 July 2006 if flotation takes place on Monday 10 July 2006. Where our records show that some eligible scheme participants' investments have matured or been transferred, this process will take longer and will occur after the planned date of Thursday 13 July 2006 in relation to policy enhancements. For more information, please see pages 15 and 16.

Who will meet the costs of policy enhancements?

No deductions will be made to meet the costs of selling shares in these circumstances. Standard Life plc will meet all administrative, dealing, stamp duty or stamp duty reserve tax and (if relevant) foreign exchange costs associated with any sale of shares required to apply cash proceeds towards policy enhancements.

Is there any tax liability if the shares are sold to provide policy enhancements?

No, based on our understanding of the current position in the United Kingdom (excluding the Channel Islands and the Isle of Man) and the Republic of Ireland. However, trustees should obtain independent advice from a qualified financial adviser in relation to tax issues.

On what terms will policy enhancements be provided?

Policy enhancements will be provided on the business terms available at the time the policy enhancements are applied. These are expected to be consistent with the terms applying immediately prior to flotation. No commission or consultant credit will be paid to any financial adviser in applying policy enhancements.

For conventional with profits policies, the policy enhancements will be used to secure additional benefits in relation to eligible scheme participants on terms consistent with those under which the relevant eligible scheme participant has investments held under the policy.

For unitised with profits policies, the policy enhancements will be used to purchase units in the version of with profits which is currently open to new business in relation to the relevant eligible scheme participant.

In relation to Irish occupational pension scheme policies that are Penplan policies, policy enhancements will be used to purchase with profits units under any associated Tower Plan. Where there is no associated Tower Plan, it has been agreed with the Revenue Commissioners that an amendment be made to the policy by way of an endorsement and the policy enhancement will be applied in the same way as it would have been applied under a Tower Plan. The endorsement will be issued to the trustees and should be retained with the other scheme documents.

Where you are the eligible member for a policy with conventional with profits investments and the same trustees (including you) of the same occupational pension scheme also hold a policy with unitised with profits investments, then policy enhancements will be used to purchase units in the version of with profits which is currently open to new business.

What happens in relation to eligible scheme participants who retire, die or transfer the value of their policy benefits before policy enhancements are applied?

In certain limited circumstances, a scheme member will also be an eligible scheme participant even if their continuous investment in with profits ended due to a defined "maturity event" occurring on or after Tuesday 18 October 2005. For example, a "maturity event" would include where an investment matures, is ended by an order of any court in relation to pension sharing or there is a claim made under the terms of the policy in relation to any event which Standard Life considers to be outside the control of the person (for example, death or retirement). A scheme member will also be an eligible scheme participant if they transfer the value of their policy benefits after Tuesday 31 May 2006 (if they have otherwise met the eligibility criteria).

If you are the eligible member for a UK occupational pension scheme policy that is a Pension Scheme Member Policy, subject to finalisation of the position with Her Majesty's Revenue & Customs, we plan broadly to take any of the following steps in relation to amounts representing the allocation for the relevant eligible scheme participants:

- Where an eligible scheme participant has died after Monday 17 October 2005 and the maximum tax-free death benefit lump sum has not been paid out, it may be possible to pay the relevant amount as a further tax-free sum to the participant's dependant or personal representative. Where a person's maximum tax-free lump sum has already been used, and the relevant amount to be applied is less than £5,000, we may pay the lump sum less a deduction for tax at 55% to the extent the relevant amount is over the maximum tax-free limit. If the relevant amount is over £5,000, we will seek to secure an annuity for the dependant.

- Where an eligible scheme participant has retired and purchased a Standard Life annuity after Monday 17 October 2005, we will seek to enhance that annuity by applying the relevant amount to it.

- Where an eligible scheme participant has retired and purchased an annuity with another provider after Monday 17 October 2005, we will seek to pay the relevant amount (if it is less than £5,000) to the eligible scheme participant less a tax deduction of 55%. If the relevant amount is over £5,000, we will seek to secure an annuity for the eligible scheme participant by applying the relevant amount to it.

- Where the eligible scheme participant has transferred the value of their policy benefits after Tuesday 31 May 2006, we may seek to make a further transfer payment representing the relevant amount to the trustees, administrator or insurer which accepted the original transfer payment. Where this further transfer payment is not accepted, a relevant amount of less than £5,000 may be paid to the eligible scheme participant less a tax deduction of 55%, and a relevant amount of over £5,000 may be transferred to a newly established Standard Life pension policy.

Where tax deductions are made, we will deal with any tax reporting required under the Finance Act 2004 in relation to the relevant payments.

If you are the eligible member for an **Irish occupational pension scheme policy** that is a Pension Scheme Member Policy, we plan broadly to take any of the following steps in relation to amounts representing the allocation for the relevant eligible scheme participants:

- Where an eligible scheme participant has died after Monday 17 October 2005, and where the maximum tax-free death benefit lump sum has not been paid out, it may be possible to pay the relevant amount as a further tax-free sum to the participant's dependant or personal representative. Where this is not possible, Standard Life has received agreement from the Revenue Commissioners that we may pay the participant's dependant or personal representative an amount not exceeding €2,000 subject to the standard rate tax (no PRSI deduction applies). Where the amount exceeds €2,000, the Revenue Commissioners must be consulted by Standard Life before any payment is made.

- Standard Life has received agreement from the Revenue Commissioners that, where an eligible scheme participant has retired and purchased an annuity after Monday 17 October 2005, we may pay the participant an amount not exceeding €2,000 subject to the standard tax rate (no PRSI deduction applies). Where the relevant amount exceeds €2,000 the Revenue Commissioners must be consulted by Standard Life before any payment is made.

- Where an eligible scheme participant has retired and purchased an Approved Retirement Fund (ARF) after Monday 17 October 2005, Standard Life has received agreement from the Revenue Commissioners that we may pay an amount to the participant. Amounts not exceeding €2,000 will be subject to the standard rate tax (no PRSI deduction applies). Where the amount exceeds €2,000 the marginal tax rate applies to the full value of the payment.

- Where the eligible scheme participant has transferred the value of their policy benefits after Tuesday 31 May 2006, we may pay the participant the relevant amount where it does not exceed €2,000 subject to the standard rate tax (no PRSI deduction applies). Where the relevant amount exceeds €2,000 the Revenue Commissioners must be consulted before any payment is made.

In both the above UK or Irish cases, where any of the above options are not considered practical in the circumstances, Standard Life will send a cheque to the trustees who must use that sum for scheme purposes.

What information will you give scheme participants whose benefits get enhanced?

Eligible scheme participants will be able to view their individual enhancement amount on the annual statements that are sent to them.

Can I buy additional shares or become entitled to bonus shares if I choose to get policy enhancements?

You cannot have all your shares sold and get policy enhancements and also apply to buy additional shares at a discounted price. You would also lose your eligibility for bonus shares if your shares are sold.

Selling your shares on flotation and receiving cash

How do I sell the shares?

If you want to sell your shares on flotation and receive cash, you will need to:

- Read this section
- Read *'Option 2: Selling your shares and receiving cash'* on page 6
- Read *'How to sign the forms'* on page 33 and the *'Terms and Conditions of the Initial Share Sale Facility'* on page 38
- Consult with other trustees
- Complete and return your *pension scheme sell form*

By correctly completing a *pension scheme sell form* you will be agreeing to sell all the shares you receive on demutualisation at flotation.

Please read Part 2 immediately if you are the eligible member for more than one occupational pension scheme policy or at least one occupational pension scheme policy and at least one other type of policy to consider your other options.

Are there scheme or tax issues if I keep the cash proceeds?

There are potentially significant issues to consider (some of which are further described in this section).

In relation to Irish occupational pension schemes, the scheme may lose its fully insured status if you keep cash (e.g. if you keep a large amount of cash or you do not invest the cash in your insurance policy within 6 months of the shares being issued). If the scheme ceases to be fully insured then in some cases it may be treated as a small self-administered scheme, which will lead to additional administrative requirements such as the appointment of a pensioneer trustee. Also, in some cases, Standard Life might no longer be able to provide full administration services if the trustees retain cash.

You should consider whether the scheme's documents give you the power to keep the cash proceeds, and the consequences of doing so for your scheme.

Trustees should obtain independent advice from a qualified financial adviser in relation to tax issues.

How will the shares be sold?

If you decide to sell your shares on flotation and receive cash, the shares (along with any shares to be sold so as to apply the cash proceeds towards policy enhancements) will be sold through the Initial Share Sale Facility. You can find out more by reading the *'Terms and Conditions of the Initial Share Sale Facility'* on page 38.

By returning your *pension scheme sell form*, you will be agreeing to these terms and conditions so you should read them carefully before returning your form.

How does the Initial Share Sale Facility work?

All the shares to be sold on flotation will be added together and offered for sale to investors in the Institutional Offer and the Retail Offer. They will be sold together with other shares which are being issued so that Standard Life plc can raise new capital.

Everyone using the Initial Share Sale Facility will receive the same price for their shares. This will be the price paid for those shares by investors in the Institutional Offer and the Retail Offer.

There is a fixed charge of £10 (or €15) to cover administration, dealing commission, stamp duty or stamp duty reserve tax and, where relevant, foreign exchange costs where you choose to have shares sold in order to be sent the cash proceeds (rather than have the cash applied as policy enhancements).

How much money will I get from selling the shares?

It is not yet possible to say what price you will receive if you sell the shares. It's important to understand that the price you receive for your shares may be higher or lower than the price you could receive by selling your shares through a stockbroker or another share dealing service after flotation, depending on whether the share price falls below or rises above the offer price once trading in Standard Life shares begins after flotation.

The price per share at which your shares will be sold is expected to be announced by Sunday 9 July 2006. The price determined may fall outside the relevant price range set out in the Prospectus. The final offer price will be determined by Standard Life plc in consultation with Merrill Lynch International and UBS Limited. Standard Life plc will consider a number of factors, including the level of demand for Standard Life shares, the number of shares to be sold by eligible members on flotation and the desire to establish an orderly after-market in the Standard Life shares.

How will I get the money from the sale of the shares?

You will receive the money from the sale of your shares by cheque, less the £10 (or €15) fixed charge.

When will I get the money from the sale of the shares?

Your cash will be posted to you by cheque (at your own risk) by Monday 17 July 2006. If you have not received your cheque by Monday 31 July 2006, please contact your local dedicated helpline by Friday 11 August 2006. You will be required to complete various documents. Once satisfied, they will arrange for you to be sent a replacement cheque.

These dates could change if flotation does not go ahead as planned on Monday 10 July 2006.

Is there any tax liability on the sale of the shares for cash proceeds?

No, based on our understanding of the current position in the United Kingdom (excluding the Channel Islands and the Isle of Man) and the Republic of Ireland. However, if the cash proceeds were passed on directly to participants in the scheme, there may be adverse tax consequences (see the question below).

Trustees should obtain independent advice from a qualified financial adviser in relation to tax issues.

Can I pass on cash proceeds from selling the shares directly to the participants of our pension scheme?

No. Cash proceeds from selling the shares must be used for the purposes of the scheme and benefits may only be paid to scheme participants in accordance with the scheme's trust deed and rules.

There may also be adverse tax consequences in passing on cash proceeds directly to participants of the pension scheme. In the UK, these may count as unauthorised payments under the Finance Act 2004, leading to significant tax charges. In the Republic of Ireland, the Revenue Commissioners may withdraw approval from the pension scheme, which will lead to significant tax charges.

As the nominated trustee who is the eligible member for the policy, can I keep the cash proceeds from selling the shares for my own benefit?

No. Cash proceeds from selling the shares must be used for the purposes of the scheme. This is a legal requirement.

If you are also an eligible member in your own right under a separate individual policy or as a trustee of any other type of policy written under trust (other than an occupational pension scheme policy), please see Part 2 for your options.

Can I choose to have the shares sold and then reinvest the cash proceeds from selling the shares in the Standard Life policy?

Yes. However, the standard terms for new business (e.g. minimum premiums per scheme participant) will apply rather than the terms applying to policy enhancements as described on page 15 above. This may lead to eligible scheme participants being credited with lower benefits than they would have been credited with under the automatic policy enhancements which we propose to apply.

Can I change my mind after I've returned my pension scheme sell form?

If you return your *pension scheme sell form*, the only way your decision to sell can be changed is if we receive a completed *pension scheme keep/buy form* from you to keep your shares and (if applicable) buy additional shares, by the deadline – 10am on Wednesday 5 July 2006.

What if my form is late, incorrect or incomplete?

If your *pension scheme sell form* is received after 10am on Wednesday 5 July 2006, or is completed incorrectly or incomplete, those of your shares that are determined by reference to Pension Scheme Member Policies will be sold for you and the cash proceeds will be applied towards policy enhancements.

Can I buy additional shares or become entitled to bonus shares?

Please note you cannot sell all your shares and also apply to buy additional shares at a discounted price. You would also lose your eligibility for bonus shares if you sell your shares.

> Remember – before deciding to sell your shares and receive cash, you should consider the implications of this as you are an eligible member by virtue of being a trustee of an occupational pension scheme.

Keeping your shares

How do I keep the shares?

If you want to keep the shares you receive on demutualisation, you will need to:

- Read this section
- Read '*Option 3: Keeping your shares*' on page 7
- Read *'How to sign the forms'* on page 33
- Consult with other trustees
- Complete and return your *pension scheme keep/buy form*

By correctly completing a *pension scheme keep/buy form* you will be agreeing to keep all the shares you receive on demutualisation.

Please read Part 2 immediately if you are the eligible member for more than one occupational pension scheme policy or at least one occupational pension scheme policy and at least one other type of policy to consider your other options.

Are there scheme or tax issues if I keep the shares?

There are potentially significant issues for you to consider (some of which are further described in this section). Trustees will only be able to keep the shares if the scheme's documents give them the power to do this.

In some cases, Standard Life will no longer provide full administration services to occupational pension schemes if the trustees keep the shares.

In relation to Irish occupational pension schemes, if the scheme is fully insured and the trustees wish to retain fully insured status you should either opt to get policy enhancements or request the sale of the relevant shares and invest the cash proceeds in insurance policies within six months of the shares being issued. If the scheme ceases to be fully insured then in some cases it may be treated as a small self-administered scheme, which will lead to additional administrative requirements such as the appointment of a pensioneer trustee.

Trustees should obtain independent advice from a qualified financial adviser in relation to tax issues.

Shares will be held in the name of the trustee who is recorded as the eligible member. Shares will not be issued in the names of a group of trustees on demutualisation. If you wanted to transfer the shares into joint names see *'Holding your Standard Life shares'* on page 25.

How will the shares be held?

If you decide to keep your shares, they will automatically be held for you in the Standard Life Share Account – unless you live in the UK or the Republic of Ireland and you opt for a share certificate instead. If you are a UK or Irish corporate trustee you will automatically receive a share certificate. The Standard Life Share Account has been set up exclusively for shareholders of Standard Life plc and will be managed and administered by our registrars – Computershare Investor Services PLC.

We expect most shareholders will find this a secure and convenient way of holding their shares – you will only be able to trade your shares using the share dealing services described on page 28.

Please note that any shares held in the Standard Life Share Account will be held in your name initially. You can only transfer those shares after flotation into joint names (for example, to other trustees) for up to a maximum of four persons. A transfer of this sort may affect your eligibility for bonus shares.

To find out more about holding your shares, including information on the Standard Life Share Account and share certificates, please see *'Holding your Standard Life shares'* on page 25. The full terms and conditions are set out in *'Terms and Conditions of the Standard Life Share Account'* on page 38.

Do I need to return a form to keep the shares?

You need to return a form as an eligible member for a Pension Scheme Member Policy if you wish to keep your shares because the default is that, unless you tell us otherwise, your shares are sold and the cash proceeds applied towards policy enhancements.

When would dividends be paid?

If a company makes a profit, shareholders may receive a share of the profits in the form of payments called dividends. If a company does not perform well, this may lead to its dividends being reduced or no dividend being paid at all.

How would any dividends be paid?

If you complete Step ③ of your *pension scheme keep/buy form*, the dividends payable on your shares would be paid directly into the relevant bank or building society account. By having your dividends credited to your chosen account the money will usually be available to use more quickly than if you receive your dividends in the form of a cheque.

If you haven't completed the relevant section of your *pension scheme keep/buy form*, or if the relevant section has not been completed correctly, any dividends will be paid by cheque.

We currently intend either to offer shareholders the opportunity to take all or part of their dividends in the form of shares rather than cash, or to reinvest their dividends in Standard Life shares.

How much are listed shares worth?

The value of shares in a company can go up or down. How much a company's shares are worth at any time depends on a number of things, including:

- The value of the company's business – this is generally related to how the business is performing. The more a business is worth, the more its shares are likely to be worth
- How well the stock market is performing – in general, the better the market is performing, the more shares tend to be worth

Can I pass on the shares I keep directly to the participants of our pension scheme?

No. Shares must be used for the purposes of the scheme and benefits may only be passed on to scheme participants in accordance with the scheme's trust deed and rules.

There may also be adverse tax consequences in passing on shares directly to participants of the pension scheme. In the United Kingdom, these may count as unauthorised payments under the Finance Act 2004, leading to tax charges. In the Republic of Ireland, the Revenue Commissioners may withdraw approval from the pension scheme, which will lead to significant tax charges.

Trustees should obtain independent advice from a qualified financial adviser in relation to tax issues.

Can I change my mind after I've returned my pension scheme keep/buy form?

No. We will view your instruction on this form as final. See below for further information if you want to buy additional shares as well as keep your shares.

What if my form is late, incorrect or incomplete?

If your *pension scheme keep/buy form* is received after 10am on Wednesday 5 July 2006, or is completed incorrectly or incomplete, those of your shares that are determined by reference to Pension Scheme Member Policies will be sold for you and the cash proceeds will be applied towards policy enhancements.

What is the welcome pack and when will I receive it?

Your *welcome pack* will include useful information you will need as a shareholder of Standard Life plc. It is expected to be issued by Monday 17 July 2006.

> Remember – before deciding to keep your shares, you should consider the implications of this as you are an eligible member by virtue of being an occupational pension scheme trustee.

Buying additional shares at a discounted price

How do I keep my shares and apply to buy additional shares at a discounted price?

If you want to keep your shares and apply to buy additional shares at a discounted price, you will need to:

- Read this section
- Read '*Option 4: Keeping your shares and applying to buy additional shares at a discounted price*' on page 8

- Read the *'Keeping your shares'* section on page 19 and the *'Terms and Conditions of the Preferential Offer'* on page 49
- Read *'How to sign the forms'* on page 33
- Consult with other trustees
- Complete and return your *pension scheme keep/buy form*

Are there scheme or tax issues to consider if I buy additional shares?

There are potentially significant issues to consider. Please read *'Are there scheme or tax issues if I keep the shares?'* on page 20 for some of the potential issues.

Trustees should obtain independent advice from a qualified financial adviser in relation to tax issues.

Do I need to get advice in relation to buying additional shares?

We cannot give you legal, investment or tax advice. You should obtain independent advice from a qualified financial adviser before deciding to invest in shares and consider any duties you have under law, including, in the case of a UK occupational pension scheme policy under the Pensions Act 1995. In the case of an Irish occupational pension scheme, you should also consider the potential impact on insured scheme status.

What's the minimum investment in additional shares that I can apply for?

You can apply to invest from £1,000 (or €1,520).

How much of a discount will I get?

You can apply to invest up to £50,000 (or its euro equivalent) in additional shares at a 5% discount to the offer price paid by investors in the Institutional Offer and the Retail Offer. The discounted price is called the preferential offer price.

It is important to understand that:

- You may not receive shares for the full amount you apply for. If this is the case, you will receive a refund for the difference between the amount you apply for and the amount you pay for the additional shares you receive
- Any additional shares you invest in may trade after flotation at a price that is higher or lower than the price you have paid for them
- As a trustee, you will need to consider carefully with any other trustees whether buying additional shares is authorised by the scheme's documents and, if so, whether it is an appropriate investment

Can I apply to invest more than £50,000 (or its euro equivalent) in additional shares?

If you want to apply to invest more than £50,000 (or its euro equivalent) in additional shares, you should use your *pension scheme keep/buy form*. Any amount that you invest in additional shares above £50,000 (or its euro equivalent), if your application is successful, will be at the offer price paid by investors in the Institutional Offer and the Retail Offer. You will not be eligible to receive bonus shares in respect of those additional shares.

How will I know what price I will pay for the additional shares?

We expect to annouce the offer price and the preferential offer price of the shares by Sunday 9 July 2006. You will be able to see these on our website at **www.standardlife.com**

If you are paying in euro, your euro amount of your application has been calculated using a notional exchange rate of €1.52 to £1. The actual exchange rate used to determine how much you pay for your additional shares will be the euro/Pounds Sterling exchange rate on the date of flotation – planned for Monday 10 July 2006. For example, if the actual exchange rate is €1.44 to £1.00, then you will receive the same number of shares as a qualifying person who applies to invest the equivalent Pounds Sterling amount at the notional exchange rate.

You will also receive a refund for the difference, unless the Pounds Sterling equivalent of the refund would not pay for at least one additional share at the offer price. This is because the administrative costs of returning small sums of money are high, and any amount not refunded will be donated to charity.

How will the number of additional shares be calculated?

Up to £50,000 (or its euro equivalent)

The number of additional shares you will get in relation to the first £50,000 (or its euro equivalent) invested will be calculated by dividing the amount you paid by the preferential offer price. This is then rounded down to the nearest whole number of additional shares.

Over £50,000 (or its euro equivalent)

For any amount you invest in additional shares above £50,000 (or its euro equivalent), the number of additional shares you will get will be calculated by dividing the extra amount by the offer price of the shares paid by investors in the Institutional Offer and the Retail Offer. This is then rounded down to the nearest whole number of additional shares.

You may not receive shares for the full amount you apply for. If this is the case, you will receive a refund for the difference between the amount you apply for and the amount you pay for the additional shares your receive. The refund will be paid in Pounds Sterling or euro as applicable. If you applied in euro, we will use the exchange rate used on flotation for purchases of additional shares.

The final offer price and the preferential offer price will be determined by Standard Life plc in consultation with Merrill Lynch International and UBS Limited. Standard Life plc will consider a number of factors in setting these prices, including the level of demand for Standard Life shares, the number of shares to be sold by eligible members on flotation and the desire to establish an orderly after-market in the Standard Life shares.

We will publish details on our website of the final offer price and preferential offer price and the basis of allocation of Standard Life shares under the Offers by Sunday 9 July 2006.

How will the additional shares be allocated?

The number of additional shares available in the Preferential Offer and how they will be allocated will be at the discretion of Standard Life plc in consultation with Merrill Lynch International and UBS Limited. Standard Life plc will consider a number of factors, including the level of demand for Standard Life shares in the Offers, the number of shares to be sold through the Initial Share Sale Facility and the desire to establish an orderly after-market in Standard Life shares.

Shares are expected to be allocated between the Offers in the following order of priority, in each case subject to any scaling back:

- to meet applications in the Preferential Offer
- to meet applications in the Institutional Offer and the Retail Offer

You may not receive shares for the full amount you apply for. If this is the case, you will receive a refund for the difference between the amount you apply for and the amount you pay for the additional shares you receive. This will be posted to you by cheque by no later than Monday 17 July 2006, without interest.

In the event that applications in the Preferential Offer and the Retail Offer are scaled back, the allocation policy may favour smaller allocations.

You will not be allocated a number of shares worth more than the amount you have stated on your *pension scheme keep/buy form* that you wish to apply to invest.

Can I make more than one application to buy additional shares in the Preferential Offer?

You can only apply once, unless you are a qualifying employee. If you are a qualifying employee, then you can also apply for additional shares in your capacity as a qualifying person and as a qualifying employee. The maximum amount that you can invest at the discounted price is £50,000 (or its euro equivalent) in aggregate. You are only eligible for bonus shares in respect of any additional shares bought at a discounted price.

Applications which breach these requirements, or which are suspected of breaching these requirements, may be rejected and you may also incur legal liability.

Can I also buy shares after flotation?

You can buy shares after flotation through the share dealing services described in *'Buying and selling Standard Life shares after flotation'* on page 28 or through a stockbroker or other authorised share dealing service. If you buy Standard Life shares after flotation, you will not benefit from the preferential terms outlined above.

Can I change my mind once I have posted my pension scheme keep/buy form?

If you return a *pension scheme keep/buy form* to apply to buy additional shares you will be agreeing to be bound by the terms and conditions set out in *'Terms and Conditions of the Preferential Offer'* on page 49. You should read these terms and conditions carefully before returning your form.

Once you have posted your *pension scheme keep/buy form* to us you will not be able to withdraw your application to buy shares in the Preferential Offer except in the very limited circumstances described in *'Terms and Conditions of the Preferential Offer'* on page 49.

If you have already returned a *pension scheme keep/buy form* to us indicating that you wish to keep your shares but not apply to buy additional shares, and then we receive another *pension scheme keep/buy form* from you indicating that you now wish to keep your shares and apply to buy additional shares, we will follow the instructions on the second form.

Remember – before deciding to keep your shares and applying to buy additional shares, you should consider the implications of this as you are an eligible member by virtue of being an occupational pension scheme trustee.

Holding your Standard Life shares

This section gives you some helpful information which you should read if you are thinking about keeping your shares – or keeping them and applying to buy additional shares. It tells you about the Standard Life Share Account and share certificates, and also about the bonus shares that you may be eligible for.

About the Standard Life Share Account and share certificates

How will my Standard Life shares be held?

If you decide to keep your shares or keep your shares and apply to buy additional shares (and you are not a UK or Irish corporate trustee), your shares and any additional shares will be held for you in the Standard Life Share Account, unless you live in the UK or the Republic of Ireland and you opt for a share certificate instead. This has been set up exclusively for the shareholders of Standard Life plc and will be managed and administered by our registrars – Computershare Investor Services PLC.

We expect most shareholders will find the Standard Life Share Account a secure and convenient way of holding their Standard Life shares. You will only be able to trade your shares using the share dealing services described on page 28.

Can I choose to receive a share certificate instead?

Unless you live in Germany or Austria, you can choose to receive a share certificate in respect of your Standard Life shares instead. To do this, please tick the box in Step ④ of your *pension scheme keep/buy form.* If you are a UK or Irish corporate trustee, the box in Step ④ will already be ticked because you will automatically receive a share certificate if you choose to keep your shares or buy additional shares.

How does the Standard Life Share Account work?

When you hold your Standard Life shares in the Standard Life Share Account, these shares will be held in the name of a wholly-owned subsidiary of Computershare Investor Services PLC.

The Standard Life Share Account has been designed to hold exclusively Standard Life shares and not shares in other companies. You will, however, be treated in a similar way as if you hold a share certificate. Please read *'Terms and Conditions of the Standard Life Share Account'* on page 43.

Are there any charges associated with using the Standard Life Share Account?

There are no charges for opening a Standard Life Share Account and there is currently no annual management charge for holding your Standard Life shares in the Standard Life Share Account.

If you want to leave the Standard Life Share Account in the future, you have two choices:

- If you would like to receive a share certificate in respect of your Standard Life shares you can contact our registrars and ask them for a form to remove your Standard Life shares from the Standard Life Share Account. There will be an administration charge for this – currently £12 (or €15). This administration charge will not apply if you are simply selling your Standard Life shares through the share dealing services described in *"Buying and selling Standard Life shares after flotation"* on page 28; or

- If you would like your Standard Life shares to be transferred into CREST or a share deposit account, you can contact our registrars and ask them for a form to remove your Standard Life shares from the Standard Life Share Account. There will be a fixed administration charge for this – currently £15 (or €22).

The terms and conditions of the Standard Life Share Account are set out in *'Terms and Conditions of the Standard Life Share Account'* on page 43. They contain a full list of the current charges associated with the Standard Life Share Account.

Can I hold the shares I receive on demutualisation in joint names with other persons (including trustees)?

The shares you receive on demutualisation will be in your own name. You are also not able to buy additional shares in joint names.

After flotation, you can transfer some or all of your Standard Life shares to another person or into joint names (such as other trustees for your scheme, though only up to a maximum of four joint names). A transfer of this sort may affect your eligibility for bonus shares. We will send you more information about this in your *welcome pack.*

If you transfer your Standard Life shares to someone else there will be other tax consequences and you should speak to a qualified financial adviser.

How do I receive a share certificate instead?

You can choose to receive a share certificate instead of having your shares held in the Standard Life Share Account by ticking the box in Step ④ of your *pension scheme keep/buy form,* unless you live in Germany or Austria. If you are a UK or Irish corporate trustee, you will automatically receive a share certificate.

What else do I need to know about share certificates?

A share certificate is documentary evidence that you own shares in a company. If you choose to receive a share certificate instead of having your Standard Life shares held in the Standard Life Share Account, it is important you look after it because you will need it if you want to sell your Standard Life shares and there will be a charge for its replacement from Friday 11 August 2006.

If you hold a share certificate, your name and address and the number of Standard Life shares you hold will be shown on the Standard Life plc share register. This is a public register and you may receive unsolicited mail from other companies.

What happens if I lose my share certificate after I have received it?

Our registrars will issue a replacement. There will be an administration charge of £30.11 (or €44.71) for this. You will also be sent a legally binding letter. You must sign this to confirm your loss and agree to make good any loss suffered by Standard Life plc or the registrars as a result of your loss. You may be required to take out insurance at your own expense to cover this liability. This letter may require countersigning by a bank or insurance company, who may also charge for this service.

How do I sell shares if I have a share certificate?

You can sell them through the share dealing services described on page 28, or by contacting a stockbroker or another authorised share dealing service of your choice. More information on these will be included in your *welcome pack.*

When will I receive my share account statement or share certificate?

We plan to post share account statements and share certificates (at your own risk) by Monday 17 July 2006, if the flotation of Standard Life plc goes ahead as planned on Monday 10 July 2006.

If you have not received your share account statement or share certificate (as applicable) by Monday 31 July 2006, please contact your local dedicated helpline by Friday 11 August 2006. You will be required to complete various documents. Once satisfied, they will arrange for you to be sent a replacement share certificate.

If you are keeping your shares and are not applying to buy additional shares, you can have your share account statement or share certificate posted to you before Standard Life plc is listed on the London Stock Exchange. We currently plan to post these by Sunday 9 July 2006. To take advantage of this you will need to return your *pension scheme keep/buy form* so it arrives by Friday 30 June 2006.

You should note that:

- If demutualisation does not go ahead, you will not receive any shares in Standard Life plc and the share account statement or share certificate will have no value

- Unless Standard Life plc lists, your Standard Life shares cannot be traded on the London Stock Exchange so they will have no easily ascertainable value

- Until you have received your share account statement or share certificate (as applicable), you will not be able to use the share dealing services to sell your shares

About bonus shares

How do I get bonus shares?

If you keep the shares you receive on demutualisation or buy additional shares at a discounted price, you will be eligible to receive one bonus share for every 20 shares that you have held continuously for one year from flotation. We currently expect the first anniversary of flotation to be Tuesday 10 July 2007. You will not be eligible to receive bonus shares in respect of additional shares which are not bought at the discounted price.

For example, if you receive 200 shares on demutualisation and buy another 800 additional shares at a discounted price, you will have a total of 1,000 shares in Standard Life plc on the day of flotation. If you hold these 1,000 shares continuously for one year, you will be eligible to receive another 50 shares in Standard Life plc.

If you do not hold your shares and additional shares in the Standard Life Share Account, you may be required to confirm your eligibility to receive bonus shares.

What if I sell my shares before the first anniversary of flotation?

If you sell any of your shares or any additional shares you buy at a discount before you have held them continuously for one year from flotation, the number of bonus shares you will be eligible to receive will be reduced correspondingly. If you sell all your shares or additional shares you will not be eligible to receive any bonus shares.

In the event of a change of control of Standard Life plc during the one-year period from flotation, the continuous period for which the relevant Standard Life shares must be held in order to be eligible for bonus shares will end on the day before such change of control occurs. If following such a change of control you are not issued with bonus shares even though you would otherwise have been eligible to receive them, Standard Life plc will make arrangements to compensate you.

What happens if I move the shares or additional shares out of the Standard Life Share Account before I have held them continuously for one year from flotation?

If you move the shares that you receive on demutualisation or buy on flotation out of the Standard Life Share Account in favour of a share certificate, you will not lose any eligibility for bonus shares in respect of those shares as a result, provided that the shares are still held by and in the name of the person in whose name they were held in the Standard Life Share Account. You may lose your eligibility if you move your shares in some other way, for example by transferring them to another person. We will include more information on this in the *welcome pack*.

How will I be taxed on any bonus shares that I receive?

Trustees should obtain independent advice from a qualified financial adviser in relation to tax issues.

Buying and selling Standard Life shares after flotation

What will the share dealing services be?

The following share dealing services are expected to be made available to the majority of shareholders:

- A postal dealing service
- A telephone dealing service
- An internet dealing service

These services will be provided by Computershare Investor Services PLC.

If you hold a share certificate in respect of your shares you can also buy and sell Standard Life shares by contacting a stockbroker or other authorised share dealing service of your choice after the Standard Life shares start trading on the London Stock Exchange.

Who can use the share dealing services?

If you hold Standard Life shares in the Standard Life Share Account or hold a share certificate, you will be able to use the dealing services described below.

Please note that you will be unable to use the share dealing services until you have received your share account statement or share certificate (as applicable) in respect of your Standard Life shares.

If you hold your Standard Life shares in the Standard Life Share Account, you will only be able to use any available share dealing service provided by Computershare Investor Services PLC if you wish to sell your Standard Life shares where available or buy more.

Other share dealing services may have different commission rates or charges.

What will the cost be?

- For the United Kingdom:

Dealing Services (including purchases and sales)	Percentage of value of the deal	Minimum charge
Postal	0.5%	£15
Telephone	1%	£15
Internet*	0.5%	£15

*Internet purchases are only available from October 2006.

- For the Republic of Ireland:

Dealing Services (including purchases and sales)	Percentage of value of the deal	Minimum charge
Postal	0.5%	€20
Telephone	1%	€32
Internet*	0.5%	€32

*Internet purchases are only available from October 2006.

- For Germany and Austria:

Dealing Services (including purchases and sales)	Percentage of value of the deal	Minimum charge
Postal	0.5%	€20
Internet*	0.5%	€32

*Internet purchases are not available.

In addition to the share dealing charges, stamp duty (or stamp duty reserve tax) of currently 0.5% is payable on all share purchases.

What price will I pay or receive if I buy or sell shares after flotation?

You will pay or receive the price at which your Standard Life shares are bought or sold in the market in accordance with the terms and conditions of the dealing service through which you choose to deal. That price may be higher or lower than the price at which you could buy additional shares in Standard Life plc on flotation or sell the shares you receive on demutualisation on flotation through the Initial Share Sale Facility.

If you are using the Postal, Telephone or Internet Dealing Service to buy or sell shares worth in excess of £9,000 (or €15,000) (in one transaction or in two or more linked transactions) or on a frequent or habitual basis, you may be required to provide evidence of your identity to the service provider (if you have not already done so) in order to comply with EU money laundering regulations.

Part 2: Some more useful information

This part contains some more useful information.

If you have any other questions about Standard Life shares that are not covered in this *share guide*, please contact your local dedicated helpline. You can find the numbers and contact details in '*Contact us*' on page 56.

Some useful definitions

additional shares – the shares in Standard Life plc that eligible members of Standard Life can apply to buy in the Preferential Offer.

bonus shares – the shares in Standard Life plc to be issued to persons who hold shares or additional shares bought at a discounted price for the required period from the date of flotation.

CREST – the multi-currency electronic settlement system for UK and Irish securities operated by CRESTCo Limited.

eligible member – a member of Standard Life who is entitled to receive shares on the demutualisation of Standard Life.

Initial Share Sale Facility – the facility for the sale of shares available to eligible members who do not wish to keep the shares they receive on demutualisation.

Institutional Offer – the offer to be made by Standard Life plc to certain institutional and other significant investors to buy Standard Life shares at the offer price as part of the flotation.

minor – an eligible member who is under 18 (or 16 in Scotland).

occupational pension scheme policy – a policy (including a Pension Scheme Member Policy) held by one or more occupational pension scheme trustees.

Pension Scheme Member Policy – an occupational pension scheme policy issued by the UK or Irish business of Standard Life held by the trustees of an occupational pension scheme where Standard Life creates individual records of the underlying members of the scheme in relation to whom investments are made under the policy.

policy enhancements – unless the context requires otherwise, the application of cash proceeds towards policy enhancements or as otherwise described on pages 15 and 16 of this share guide.

Preferential Offer – the offer by Standard Life plc to be made to qualifying persons and qualifying employees to buy Standard Life shares on preferential terms as part of the flotation.

qualifying employees – employees of the Standard Life group on 18 April 2006 (provided that any such employee has not given notice to terminate his or her contract of employment) but excluding the directors of Standard Life and Standard Life plc.

qualifying persons – eligible members who live in the UK, the Republic of Ireland, Germany or Austria who are keeping their shares on flotation and certain other members of companies in the Standard Life group as described in the Prospectus.

Retail Offer – the offer to be made by Standard Life plc to certain individuals and other investors to buy Standard Life shares as part of the flotation.

share account statement – the statement you will receive setting out the number of shares held for you in the Standard Life Share Account.

share certificate – a certificate from Standard Life plc evidencing that you are the legal owner of Standard Life shares. An alternative to holding a share certificate is to hold your Standard Life shares in the Standard Life Share Account.

shares – the shares in Standard Life plc that eligible members of Standard Life receive on demutualisation as compensation for the loss of their membership rights. These are also called Demutualisation Shares.

Standard Life or SLAC – The Standard Life Assurance Company.

Standard Life Share Account – an account set up for Standard Life plc in which certain shareholders of Standard Life plc may hold their Standard Life shares.

Standard Life shares – shares in Standard Life plc including shares received on demutualisation, additional shares bought in the Preferential Offer and, if issued, any bonus shares.

trustee – the person who is alone or with other persons the legal owner of one or more policies by virtue of being the trustee of an occupational pension scheme.

References to where you live are to where you are shown as living in Standard Life's records as at 31 May 2006.

References to the UK or the United Kingdom include Jersey, Guernsey and the Isle of Man except where stated otherwise.

References to 'I' or 'my' in this share guide, the pension scheme keep/buy form and the pension scheme sell form apply, where relevant, to companies as well as to individuals where they are the trustee who is the eligible member.

Information for eligible members for more than one policy

If you are an eligible member for:

- at least one occupational pension scheme policy **and** at least one policy other than an occupational pension scheme policy; or

- more than one occupational pension scheme policy

then you should read this section.

What are my options in the forms to keep or sell shares?

The instructions on your *pension scheme sell form* and *pension scheme keep/buy form* will apply to all the shares that are specified in your *covering letter*. This means if you fill in and return a duly completed:

- *pension scheme sell form*, it will mean all your shares will be sold and the cash proceeds sent to you

- *pension scheme keep/buy form*, it will mean all your shares will be kept for you

What are my other options?

You may wish to make different choices about whether to keep or sell shares that are determined by reference to each occupational pension scheme policy for which you are the eligible member. The shares that are determined by reference to an occupational pension scheme policy for which you are the eligible member comprise any variable allocation calculated by reference to that policy and part of the fixed allocation which, for this purpose, is split on a per policy basis for each occupational pension scheme policy (see below, including as to when you can make an election to the contrary in relation to the fixed allocation).

If you wish to make different choices, you should contact your local dedicated helpline immediately who will give you information about obtaining a tailored version of a sell form and/or a keep/buy form to suit your circumstances.

If you also hold one or more policies for which you are the eligible member that are not occupational pension scheme policies, please note that you cannot make separate choices for those shares that are determined by reference to those policies. You only have one choice to make – to keep all those shares or sell all those shares.

The ability to make different choices in relation to multiple occupational pension scheme policy scenarios is provided because trustees may need to consider their options for each different occupational pension scheme policy for which they are the eligible member by virtue of being a trustee.

Please note that if you want to obtain a tailored version of a sell form and/or a keep/buy form, you will still need to return those forms as soon as possible and so they arrive not later than 10am on Wednesday 5 July 2006.

What options do I have over my fixed allocation?

If you are an eligible member for one or more occupational pension scheme policies but also an eligible member for other policies, then your fixed allocation will automatically be split for the purposes of the choices you have for your shares among the one or more occupational pension scheme policies for which you are the eligible member. You must write to inform Standard Life if you do not wish this to be the case and you wish to have the fixed allocation applied as if it formed part of any remaining entitlement of shares determined by reference to policies that are not occupational pension scheme policies in advance of 10am on Wednesday 5 July 2006.

What if I want to buy additional shares?

A person who is an eligible member or other qualifying person can only make one application to buy additional shares (if they are not also a qualifying employee).

If you use the *pension scheme keep/buy form* to buy additional shares, you should consider the terms of the trust(s) you are the trustee of before applying to buy any additional shares and the consequences of buying additional shares. Please seek independent professional advice if you are in any doubt about your right to buy additional shares.

How to sign the forms and other questions about the eligible member's details

Remember – you don't need to complete these forms if you want your shares to be sold and the cash proceeds applied towards policy enhancements where you are an eligible member for one or more Pension Scheme Member Policies.

Who should sign the form?

Individuals

Where there is only one trustee for the occupational pension scheme policy for which you are an eligible member, you should sign the form.

Where there is more than one trustee for the occupational pension scheme policy for which you are the eligible member:

- if you are the nominated trustee (the trustee nominated by all of the trustees to be the member of Standard Life), you should sign the form

- if there is no nominated trustee, the form must be signed by all of the trustees for the occupational pension scheme policy

Companies

If the sole or nominated trustee is a company, the form must be signed by someone who is authorised to sign on behalf of that company.

If a company is one of the trustees where there is no nominated trustee, all of the trustees must sign the form. Someone who is authorised to do so must sign on behalf of the trustee who is a company.

To sign on behalf of a company, you must be a director, secretary or another person authorised to sign for that company. When you sign, you should write the capacity under which you are signing under the 'Sign here' box on your form. If you are signing on behalf of a UK or Irish company, you can apply the common seal of the company to the form countersigned in the normal way in which the company executes documents under seal.

What happens if the trustee who is the eligible member has died, cannot be traced or has been declared bankrupt?

In any of these circumstances, please contact your local dedicated helpline.

What if I am an eligible member for more than one occupational pension scheme policy held by different trustees?

You should sign the form for each of those policies in respect of which you are the nominated member. You should, however, consider your options as regards your shares with each group of trustees holding each policy. If in any doubt, you should call your local dedicated helpline (including if you wish to make different choices by using a tailored version of a sell form or a keep/buy form).

Part 3: Terms and Conditions

This part of the *share guide* contains the terms and conditions of the various services which are available to shareholders of Standard Life plc.

Definitions for use with the Terms and Conditions

Save where the context requires otherwise, the terms used in the terms and conditions of the Preferential Offer and the terms and conditions of the Initial Share Sale Facility in this Part 3 (but not defined) have the following meanings:

Act – the Standard Life Assurance Company Act 1991;

Admission – admission by the UK Listing Authority of the Ordinary Shares to listing on the Official List in accordance with the Listing Rules and the admission of the Ordinary Shares to trading on the main market for listed securities of the London Stock Exchange in accordance with the Admission and Disclosure Standards produced by the London Stock Exchange;

Admission and Disclosure Standards – the requirements contained in the current edition of the publication "Admission and Disclosure Standards" containing, amongst other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's main market for listed securities;

Application Form – a Preferential Offer Application Form and/or an Employee Application Form;

Articles – the articles of association of the Company;

Business Day – a day (not being a Saturday or Sunday) on which banks are open for business in London and Edinburgh;

Buy Form – a form pursuant to which a Qualifying Person (not being an Eligible Member or an Eligible Member for a Pension Scheme Member Policy) may make an application to buy Ordinary Shares in the Preferential Offer;

Canadian Accredited Investor – a person that is a resident of Canada and is an accredited investor within the meaning provided in National Instrument 45-106-Prospectus and Registration Exemptions ("NI45-106") and is not a person created or being used only to purchase or hold securities as an accredited investor;

Canadian Member – a person who is an Eligible Member whose last recorded address, as recorded in the Records as at the Relevant Time on the SGM Date, is in Canada;

Canadian Offering Memorandum – the document to be sent to Canadian Members and Qualifying Persons resident in Canada, containing the Summary or the Prospectus (as appropriate);

Company – Standard Life plc, a public limited company incorporated in Scotland with registered number SC286832 and whose registered office is at Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH;

Court – the Court of Session in Edinburgh;

Demutualisation Share Allocation – the allocation of Ordinary Shares to Eligible Members in order to determine their demutualisation entitlement pursuant to the Main Scheme, as more particularly described in the Securities Note;

Demutualisation Shares – the Ordinary Shares to be allotted and issued upon the demutualisation of SLAC to Eligible Members (other than Non-Permitted Country Members), or to a nominee on their behalf, in accordance with the Main Scheme;

Directors – shall have the meaning given to it in the Prospectus;

Effective Date – the date on which the Main Scheme shall become effective;

Effective Time – the time on the Effective Date at which the Main Scheme shall become effective;

Eligible Member – each person who is a member of SLAC in accordance with the SLAC Regulations

immediately prior to the Effective Time, but excluding SL MACS plc and SL MACS (No. 2) plc;

Employee Application Form – the form pursuant to which a Qualifying Employee is entitled to make an application to purchase Ordinary Shares in the Preferential Offer;

FSA – the UK Financial Services Authority;

FSMA – the Financial Services and Markets Act 2000, as amended;

HMRC – Her Majesty's Revenue & Customs;

Initial Share Sale Facility – the facility through which Voluntary Sales will be effected at the time of Admission to be provided by the Sale Nominee, pursuant to the terms and conditions of the Initial Share Sale Facility which are set out in the Securities Note and in this Part 3;

Institutional Offer – the offer of Ordinary Shares to certain institutional investors and other significant investors at the Offer Price, as more particularly described in the Securities Note;

Ireland – the Republic of Ireland;

Keep/Buy Form – a form pursuant to which an Eligible Member (not being a Non-Permitted Country Member or an Eligible Member for a Pension Scheme Member Policy) may elect to keep their Demutualisation Shares and, if applicable make an application to buy Ordinary Shares in the Preferential Offer;

Listing Rules – the listing rules issued by the FSA in its capacity as UK Listing Authority;

London Stock Exchange – London Stock Exchange plc;

Main Scheme – the scheme pursuant to Part VII of, and Schedule 12 to, FSMA under which substantially all of the long term business of SLAC is to be transferred to Standard Life Assurance Limited;

Memorandum – the memorandum of association of the Company;

Non-Permitted Country Member – an Eligible Member who is an Overseas Person;

Occupational Pension Scheme – any scheme or arrangement (wherever located) relating to an employer to or in respect of employees which is comprised in one or more instruments or agreements under which benefits, in the form of pensions, lump sum or other like benefits, are provided, or to be provided, on retirement, or on death, or in anticipation of retirement, or in connection with past service after retirement or death, or in connection with any change in the nature of the service of each such employee (other than accident or death by accident schemes);

Occupational Pension Scheme Policy – a Policy (including a Pension Scheme Member Policy) held by one or more Occupational Pension Scheme Trustees;

Occupational Pension Scheme Trustee – the person who is alone or with other persons the legal owner of one or more Occupational Pension Scheme Policies by virtue of being the trustee or plan sponsor, as the case may be, of an Occupational Pension Scheme Policy;

Offer Price – the price per Ordinary Share payable under the Institutional Offer and the Retail Offer, which will be determined by the Company in consultation with Merrill Lynch International and UBS Limited;

Offer Price Range – is the price per Ordinary Share stated in the Prospectus, being the indicative price range within which the Offer Price is expected to fall (although the Offer Price may be above or below such indicative price range);

Offers – the offers of Ordinary Shares comprising the Preferential Offer, the Institutional Offer and the Retail Offer;

Official List – the Official List maintained by the UK Listing Authority pursuant to Part IV of FSMA;

Ordinary Shares – ordinary shares of 10 pence each (or, where the context so requires, such other nominal value as they may then have) in the capital of the Company;

Overseas Person – a person whose last recorded address as recorded in the Records as at the Relevant Time on the SGM Date, is not in a Permitted Country;

Pension Scheme Keep/Buy Form – a form pursuant to which an Eligible Member for a Pension Scheme Member Policy (not being a Non-Permitted Country Member) may elect to keep their Demutualisation Shares and, if applicable, make an application to buy Ordinary Shares in the Preferential Offer;

Pension Scheme Member Policy – an Occupational Pension Scheme Policy issued by the UK or Irish business of SLAC in relation to which SLAC holds individual records of underlying members of the scheme in relation to whom investments are made under the policy;

Pension Scheme Sell Form – a form pursuant to which an Eligible Member for a Pension Scheme Member Policy (not being a Non-Permitted Country Member) may elect to sell their Demutualisation Shares through the Initial Share Sale Facility and have the proceeds paid to them in cash;

Permitted Country – any or all of Austria, Canada, the Channel Islands, Germany, Ireland, the Isle of Man and the United Kingdom;

Policy – a contract entered into by SLAC (including orphan TN certificates and subrogated TN certificates, each as defined in the SLAC Regulations in force immediately prior to the Effective Time), the object of which is within any class or classes of insurance business specified in Schedule 1 to the Regulated Activities Order or any other class or description of insurance, pension, indemnity, annuity or guarantee business;

Preferential Offer – the offer of Ordinary Shares to Qualifying Persons and Qualifying Employees pursuant to the terms and conditions of the Preferential Offer, which are set out in the Securities Note and in this Part 3;

Preferential Offer Application Form – (i) a Keep/Buy Form; (ii) a Buy Form; (iii) a Pension Scheme Keep/Buy Form; and/or (iv) a Tailored Keep/Buy Form (as defined in the terms and conditions of the Initial Share Sale Facility) (as applicable);

Preferential Offer Price – the price per Ordinary Share being at a discount of 5% to the Offer Price;

Pricing Statement – the pricing statement containing the Offer Price and the Preferential Offer Price expected to be published by 9 July 2006;

Proposal – the proposal for the demutualisation of SLAC and the flotation of the Company on the London Stock Exchange and all related aspects of the demutualisation and flotation, as described in the Prospectus;

Prospectus – the prospectus issued by the Company in relation to the Offers, comprising the Summary, the Registration Document, and the Securities Note prepared, published and approved by and filed with the FSA in accordance with the Prospectus Rules;

Prospectus Rules – the Prospectus Rules of the FSA made under section 73A of FSMA;

QIBs – Qualified Institutional Buyers as such term is defined in Rule 144A;

Qualifying Employee – an employee of any company within the Standard Life Group in service on 18 April 2006, provided that such employee shall not have given notice of termination of his or her contract of employment, but excluding each director of SLAC and the Company;

Qualifying Person – shall have the meaning given to it in the Prospectus;

Receiving Agent – Computershare Investor Services PLC;

Records – the electronic and/or other records of SLAC;

Registration Document – the Registration Document produced under the Prospectus Rules, which, together with the Securities Note and the Summary, constitutes the Prospectus;

Regulatory Information Service – a Regulatory Information Service that is approved by the FSA and is on the list of Regulatory Information Services maintained by the FSA;

Regulation S – Regulation S as promulgated under the US Securities Act;

Relevant Time – 11:59 p.m. UK time;

Retail Offer – the offer of Ordinary Shares to certain individuals and other investors in the United Kingdom at the Offer Price pursuant to the terms and conditions of the Retail Offer which are set out in the Securities Note;

Rule 144A – Rule 144A under the US Securities Act;

Sale Nominee – Computershare Company Nominees Limited, a company registered in Scotland No. SC167175, or any other nominee company appointed by the Company to which the Sale Shares are to be issued and which is to sell such Sale Shares on behalf of Voluntary Sellers pursuant to the terms and conditions of the Initial Share Sale Facility;

Sale Shares – Demutualisation Shares to be sold on behalf of Voluntary Sellers pursuant to the terms and conditions of the Initial Share Sale Facility;

SDRT – Stamp Duty Reserve Tax;

Securities Note – the Securities Note produced under the Prospectus Rules, which, together with the Registration Document and the Summary, constitutes the Prospectus;

Sell Form – a form pursuant to which an Eligible Member (who is not a Non-Permitted Country Member or an Eligible Member for a Pension Scheme Member Policy) may elect to sell Demutualisation Shares pursuant to the terms and conditions of the Initial Share Sale Facility;

SGM or Special General Meeting – the special general meeting of SLAC held on the SGM Date to consider the Proposal;

SGM Date – 31 May 2006;

Share Account Statement – a statement of a person's holding of Ordinary Shares in the Standard Life Share Account;

Share Guide – each of the explanatory guides relating to receiving Demutualisation Shares and/or the Preferential Offer and/or the Retail Offer containing the terms and conditions of the Preferential Offer, the Retail Offer, the Initial Share Sale Facility and/or the Standard Life Share Account (as appropriate);

Share Nominee – Computershare Company Nominees Limited, a company registered in Scotland No. SC167175, or any other company appointed by the Company to act as a nominee holder of Ordinary Shares in the Standard Life Share Account;

Share Plus Account – a Share Plus Account with SLB, available to Voluntary Sellers resident in the United Kingdom, into which such Voluntary Sellers can have the proceeds due to them from the sale of their Sale Shares paid;

SLAC – The Standard Life Assurance Company, to be renamed The Standard Life Assurance Company 2006 on or around the Effective Date;

SLAC Regulations – the regulations of SLAC made under Section 14 of the Act, in force at the relevant time;

Standard Life Assurance Limited – Standard Life Assurance Limited (registered in Scotland with number SC286833);

Standard Life Bank or SLB – Standard Life Bank Limited (registered in Scotland with number SC173685);

Standard Life Group – if used to refer to a time before the Effective Time, SLAC and each of its subsidiaries and, if used to refer to a time after the Effective Time, the Company and each of its subsidiaries;

Standard Life Share Account – the arrangements for the holding of Ordinary Shares through a

nominee, the terms and conditions of which are set out in the Securities Note and in this Part 3;

Summary – the Summary produced under the Prospectus Rules, which, together with the Registration Document and the Securities Note, constitutes the Prospectus;

Trustee – the trustee of the Unclaimed Assets Trust established to deal with the Unclaimed Demutualisation Shares and the Unclaimed Demutualisation Cash;

UK or United Kingdom – the United Kingdom of Great Britain and Northern Ireland;

UK Listing Authority – the FSA, acting in its capacity as the competent authority for listing in the United Kingdom under Part IV of FSMA;

Unclaimed Assets Trust – the trust to be entered into between the Trustee and the Company on or about the Effective Date;

Unclaimed Demutualisation Cash – the cash demutualisation entitlements of Non-Permitted Country Members and the net proceeds of sale of Demutualisation Shares of Canadian Members for whom SLAC is not satisfied that it has a valid address in sufficient time before the Effective Date;

Unclaimed Demutualisation Shares – the Demutualisation Shares of Eligible Members for whom SLAC is not satisfied that it has a valid address in sufficient time before the Effective Date;

US or United States – the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

US Securities Act – the US Securities Act of 1933, as amended;

Voluntary Sales – the sale through the Initial Share Sale Facility of Demutualisation Shares allotted and issued to a nominee on behalf of Eligible Members who have elected to sell their Demutualisation Shares or, in the case of Canadian Members and Eligible Members for Pension Scheme Member Policies, have not elected to retain their relevant Demutualisation Shares; and

Voluntary Sellers – Eligible Members who effect a Voluntary Sale.

Terms and Conditions of the Initial Share Sale Facility

1. Introduction

1.1 The following are the terms and conditions upon which Computershare Investor Services PLC ("**Computershare**") will procure the provision of an Initial Share Sale Facility service by the Sale Nominee to Eligible Members for the sale of their Demutualisation Shares at the Offer Price as provided for in the Main Scheme.

1.2 Computershare is registered in England & Wales No: 3498808 with registered offices at The Pavilions, Bridgwater Road, Bristol BS13 8AE. Computershare is authorised and regulated by the FSA and is registered on the FSA register (www.fsa.gov.uk/register) with registration number 188534.

1.3 Except where the context requires otherwise, in these terms and conditions:

(a) references to Computershare also refer to the Sale Nominee; and

(b) any provision that says Computershare will do something also means that it will procure the Sale Nominee to do so.

1.4 In these terms and conditions, references to:

(a) "Designated Persons" are to persons who are selling, or involved in the sale of, Demutualisation Shares through the Initial Share Sale Facility and include:

(i) Merrill Lynch International and UBS Limited;

(ii) any member of the syndicate appointed by the Company; and

(iii) any of their respective directors, employees or agents; and

(b) "local time" is to the time in the jurisdiction of the return address specified on your Sell Form, Pension Scheme Sell Form, Tailored Sell Form (as defined below), Keep/Buy Form, Pension Scheme Keep/Buy Form or Tailored Keep/Buy Form (as defined below) (as the case may be).

2. Eligibility to use the Initial Share Sale Facility

The Initial Share Sale Facility is only available to you if:

(a) you were allocated Demutualisation Shares in connection with the Demutualisation Share Allocation;

(b) you are not a Non-Permitted Country Member; and

(c) you fall into one of the following categories:

(i) you are not any of a Canadian Member, an Eligible Member for a Pension Scheme Member Policy or an Eligible Member who falls within paragraph 2(c)(v), and you have given instructions using your Sell Form to sell all of your Demutualisation Shares; or

(ii) you are a Canadian Member who does not fall within paragraph 2(c)(v), and you have not given instructions to keep all of your Demutualisation Shares using your Keep/Buy Form; or

(iii) you are an Eligible Member for one or more Pension Scheme Member Policies and you have given instructions using your Pension Scheme Sell Form to sell all of your Demutualisation Shares determined by reference to these policies and to receive the net cash proceeds of sale; or

(iv) you are an Eligible Member for one or more Pension Scheme Member Policies and you have not given instructions to keep all of your Demutualisation Shares by using your Pension Scheme Keep/Buy Form; or

(v) you are an Eligible Member for at least one Occupational Pension Scheme Policy and at least one or more other policies (whether or not such policies are Occupational Pension Scheme Policies) and:

(A) you have given instructions using a Pension Scheme Sell Form which has been amended to enable you to exercise your options as such an Eligible Member pursuant to the Main Scheme to elect to sell Demutualisation Shares (a "Tailored Sell Form") in accordance with paragraphs 3.14 to 3.19 (inclusive); and/or

(B) to the extent you are either:

(1) an Eligible Member for one or more Pension Scheme Member Policies (whether or not you are a Canadian Member), you have not given instructions using a Pension Scheme Keep/Buy Form which has been amended to enable you to exercise your options as such an Eligible Member pursuant to the Main Scheme to keep Demutualisation Shares and (if applicable) to make an application to buy Ordinary Shares in the Preferential Offer (a "Tailored Keep/Buy Form") to keep such of those Demutualisation Shares as are determined by reference to such one or more policies in accordance with paragraphs 3.14 to 3.19 (inclusive); or

(2) a Canadian Member (acting otherwise than as an Eligible Member for one or more Pension Scheme Member Policies) and you have not given instructions to keep all of your Demutualisation Shares by using a Tailored Keep/Buy form in accordance with paragraphs 3.14 to 3.19 (inclusive).

3. Instructions

3.1 Any instruction to have your Demutualisation Shares sold through the Initial Share Sale Facility must be made on the Sell Form, Pension Scheme Sell Form or Tailored Sell Form (as applicable) and returned by post. Alternative methods of instruction, including without limitation, faxes, e-mail, photocopied forms, telephone or through the internet will not be accepted under any circumstances save at the sole and absolute discretion of the Company.

Eligible Members other than Canadian Members, Eligible Members for Pension Scheme Member Policies, an Eligible Member for a Pension Scheme Member Policy or an Eligible Member who falls within paragraph 2(c)(v)

3.2 If you are an Eligible Member (other than a Canadian Member, an Eligible Member for one or more Pension Scheme Member Policies, an Eligible Member for a Pension Scheme Member Policy or an Eligible Member who falls within paragraph 2(c)(v)) and you wish to apply to have your Demutualisation Shares sold through the Initial Share Sale Facility, you must return your Sell Form correctly completed to Computershare in the reply-paid envelope provided, so that it is received at the return address specified on your Sell Form not later than 10 a.m. (local time) on 5 July 2006.

3.3 Upon completing and submitting a valid Sell Form, subject to paragraph 3.4 below, you irrevocably agree with the Company, the Sale Nominee and the Designated Persons that you offer to sell all your Demutualisation Shares subject to these terms and conditions (including but not restricted to paragraphs 16.6 and 16.7), the terms of your Sell Form, the Prospectus and the Main Scheme.

3.4 If you wish to sell your Demutualisation Shares through the Initial Share Sale Facility, you should only submit a Sell Form. If you submit both a Sell Form and a Keep/Buy Form and your Keep/Buy Form is correctly completed, received by Computershare within the deadline set out in paragraph 3.2 and is accepted as valid, the instructions on the Keep/Buy Form will prevail even if it is not your most recent instruction. In such circumstances, the Company will automatically treat your Sell Form as invalid and your Demutualisation Shares will not be sold on your behalf through the Initial Share Sale Facility. You will be sent by post a share certificate or Share Account Statement (as applicable) in respect of your Demutualisation Shares in accordance with your instructions on the Keep/Buy Form.

3.5 If you have submitted a valid Sell Form in accordance with paragraph 3.3 (subject to paragraph 3.4), upon the issue of your Demutualisation

Shares by the Company to the Sale Nominee, these terms and conditions will take effect and will constitute an irrevocable binding agreement between Computershare and you. *Canadian Members*

3.6 If you are a Canadian Member and SLAC's records show that you have confirmed your details, you do not need to submit a Sell Form if you wish to sell your Demutualisation Shares.

3.7 If paragraph 3.6 applies, then pursuant to the Main Scheme, your Demutualisation Shares will be sold on your behalf through the Initial Share Sale Facility unless you specifically elect to keep your Demutualisation Shares by returning your Keep/Buy Form correctly completed to Computershare in the reply-paid envelope provided so that it is received not later than 10 a.m. (local time) on 5 July 2006.

3.8 If you are a Canadian Member and SLAC's records show that you have not confirmed your details by 10 a.m. (local time) on 5 July 2006 or such later date and time as the Company or its agents agree with Computershare, then your Demutualisation Shares will, in any event, be issued to the Sale Nominee and sold on your behalf through the Initial Share Sale Facility.

3.9 If you fall within paragraphs 3.6 or 3.8, upon the issue of your Demutualisation Shares by the Company to the Sale Nominee, these terms and conditions (including but not restricted to paragraphs 16.6 and 16.7) will take effect and will constitute an irrevocable binding agreement between Computershare and you.

Eligible Members for Pension Scheme Member Policies

3.10 If you are an Eligible Member for one or more Pension Scheme Member Policies you do not need to submit a Pension Scheme Sell Form if you wish to sell those of your Demutualisation Shares that have been determined by reference to these policies. Pursuant to the Main Scheme, your Demutualisation Shares will be sold on your behalf through the Initial Share Sale Facility and the cash proceeds will then be used towards applying policy enhancements or as otherwise provided in the Main Scheme.

3.11 Subject to paragraphs 3.14 to 3.19 (inclusive), if you are an Eligible Member for one or more Pension Scheme Member Policies you will need to submit a Pension Scheme Sell Form if you wish to sell all those of your Demutualisation Shares that have been determined by reference to these Pension Scheme Member Policies and be sent the net cash proceeds of their sale. In order to do this, you must return your Pension Scheme Sell Form electing to sell your Demutualisation Shares correctly completed to Computershare in the reply-paid envelope provided so that it is received at the return address specified on your Pension Scheme Sell Form from not later than 10 a.m. (local time) on 5 July 2006. Upon completing and submitting a valid Pension Scheme Sell Form, subject to paragraph 3.12 below, you irrevocably agree with the Company, the Sale Nominee and the Designated Persons that you offer to sell all your Demutualisation Shares, subject to these terms and conditions (including but not restricted to paragraphs 16.6 and 16.7), the terms and conditions of your Pension Scheme Sell Form, the Prospectus and the Main Scheme.

3.12 If you submit both a Pension Scheme Sell Form and a Pension Scheme Keep/Buy Form correctly completed and received by Computershare within the deadline set out in paragraph 3.11 above, the instructions on the Pension Scheme Keep/Buy Form will prevail even if it is not your most recent instruction. In such circumstances, the Company will automatically treat your Pension Scheme Sell Form as invalid and your Demutualisation Shares will not be sold on your behalf through the Initial Share Sale Facility. You will be sent by post a share certificate or Share Account Statement (as applicable) in respect of your Demutualisation Shares in accordance with your instructions on the Pension Scheme Keep/Buy Form.

3.13 If you fall within paragraphs 3.10 or 3.11 (but subject to paragraph 3.12), upon the issue of your Demutualisation Shares by the Company to the Sale Nominee, these terms and conditions (including but not restricted to paragraphs 16.6 and 16.7) will take effect and will constitute an irrevocable binding agreement between Computershare and you.

Eligible Members for at least one Occupational Pension Scheme Policy and at least one other policy

3.14 Subject to paragraph 3.15, any duly completed and returned Sell Form or Pension Scheme Sell Form will apply to all (and not some) of your Demutualisation Shares.

3.15 If you are an Eligible Member for:

(a) at least one Occupational Pension Scheme Policy and at least one policy other than an Occupational Pension Scheme Policy; or

(b) more than one Occupational Pension Scheme Policy,

then (subject to paragraph 3.16) the instructions on your Pension Scheme Sell Form to have your Demutualisation Shares sold will apply to all Demutualisation Shares (including those Demutualisation Shares comprising or including the fixed allocation).

3.16 You may contact the Company and request that a Tailored Sell Form and/or Tailored Keep/Buy Form be sent to you so that, pursuant to the terms of the Main Scheme, you can make separate choices to sell or keep Demutualisation Shares determined by reference to each Occupational Pension Scheme Policy for which you are the Eligible Member (subject to paragraph 3.18). Where you use your Tailored Sell Form and/or a Tailored Keep/Buy Form (as the case may be) pursuant to this paragraph 3.16 the relevant form must be returned correctly completed, so that it is received at the return address specified on the form by no later than 10 a.m. (local time) on 5 July 2006. Upon completing and submitting a valid Tailored Sell Form, subject to paragraph 3.18 and 3.19 below, you irrevocably agree with the Company, the Sale Nominee and the Designated Persons that you offer to sell the relevant Demutualisation Shares requested to be sold subject to these terms and conditions (including but not restricted to paragraphs 16.6 and 16.7), the terms of your Tailored Sell Form, the Prospectus and the Main Scheme.

3.17 To the extent you fall within paragraph 3.15(a) or (b) and are either:

(a) an Eligible Member for one or more Pension Scheme Member Policies (whether or not as a Canadian Member) and have not given instructions to keep or sell such of those Demutualisation Shares as are determined by reference to such one or more policies by using a Tailored Sell Form or a Tailored Keep/Buy Form in the required manner, then pursuant to the Main Scheme the relevant Demutualisation Shares shall be sold and the proceeds applied towards policy enhancements or as otherwise provided in the Main Scheme; or

(b) a Canadian Member (acting otherwise than as an Eligible Member for one or more Pension Scheme Member Policies) and have not given instructions to keep all of your Demutualisation Shares determined by reference to such one or more Occupational Pension Scheme Policies by using a Tailored Keep/Buy Form in the required manner, then pursuant to the Main Scheme those Demutualisation Shares which you have not requested to keep shall be sold.

3.18 If you submit both a Tailored Sell Form and a Tailored Keep/Buy Form in each case in respect of the same Demutualisation Shares and correctly completed and received at the return address specified on the form within the deadline set out in paragraph 3.16 above, where such instructions are inconsistent with the options you have pursuant to these terms and conditions, the relevant form and the Main Scheme, then the instructions on the Tailored Keep/Buy Form will prevail to the extent it is inconsistent with a Tailored Sell Form, even if it is not your most recent instruction. In such circumstances, the relevant Demutualisation Shares will not be sold on your behalf through the Initial Share Sale Facility. You will be sent by post, a share certificate or Share Account Statement in respect of the relevant Demutualisation Shares in accordance with your instructions on the Tailored Keep/Buy Form.

3.19 The option available under paragraph 3.16 to make separate choices to sell or keep Demutualisation Shares determined by reference to each Occupational Pension Scheme Policy will not cover any remaining

Demutualisation Shares that are received as a result of being an Eligible Member in respect of one or more policies that are not an Occupational Pension Scheme Policies. You will at all times only have the option to sell all (and not some) of such remaining Demutualisation Shares through the Pension Scheme Sell Form or a Tailored Sell Form (as applicable) pursuant to these terms and conditions.

3.20 Pursuant to the Main Scheme, Demutualisation Shares comprising or including the fixed allocation will be treated as Demutualisation Shares determined by reference to the one or more Occupational Pension Scheme Policies for which you are the Eligible Member for the purposes of the options you have in relation to such Demutualisation Shares, unless you write to the Company by 10 a.m. (local time) on 5 July 2006 requesting that such fixed allocation forms part of the options you have in respect of your remaining Demutualisation Shares (if any).

3.21 If you fall within paragraphs 3.16 and 3.17 (but subject to paragraphs 3.18 and 3.19), upon the issue of your Demutualisation Shares by the Company to the Sale Nominee, these terms and conditions (including but not restricted to paragraphs 16.6 and 16.7) will take effect and will constitute an irrevocable binding agreement between Computershare and you.

4. Potential conflict of interest

Computershare will not normally engage in any activities that will give rise to a conflict of interest in respect of any instructions which you give us. However, in order to treat you fairly, Computershare will comply with a policy of independence and disregard any interest, relationship or arrangements that may arise and is of interest to it to the extent that it conflicts with your interests in its dealings with you.

5. Sale procedures

5.1 The Demutualisation Shares which are to be sold through the Initial Share Sale Facility (the "Sale Shares") will all be offered for sale in the Offers at the Offer Price which will be determined by the Company in consultation with Merrill Lynch International and UBS Limited.

5.2 The Sale Shares will be allotted and issued on the demutualisation of SLAC to the Sale Nominee to hold on behalf of the relevant Eligible Members in accordance with the provisions of the Main Scheme. The Company, on behalf of the Sale Nominee, will instruct Merrill Lynch International and UBS Limited to find purchasers in the offers for all of the Sale Shares at the Offer Price.

5.3 You are not able to give instructions that your Demutualisation Shares are only to be sold through the Initial Share Sale Facility in the event that the Offer Price is at or above a specified price of your choosing, or if the sale will result in you receiving sale proceeds in excess of a specified amount. If you do give such an instruction it will be processed on the basis that it is an instruction from you to have all of your Demutualisation Shares sold through the Initial Share Sale Facility at the Offer Price.

6. Payment and Fees

6.1 Subject to paragraphs 6.5 and 6.6, the price payable to you for each of your Sale Shares will be the Offer Price.

6.2 Subject to paragraphs 6.3 and 6.4, the proceeds of the sale of your Sale Shares shall be remitted to you by Computershare in:

(a) Canadian dollars, if you are a Canadian Member;

(b) euro, if you are an Eligible Member whose latest address, as recorded in the records of SLAC on the SGM Date, is in any of Austria, Germany or Ireland; and

(c) sterling, if you are an Eligible Member who does not fall within (a) or (b) above.

6.3 If you are an Eligible Member for a Pension Scheme Member Policy, the proceeds of the sale of your Sale Shares that are to be applied towards policy enhancements or as otherwise provided in the Main Scheme will be remitted to Standard Life Assurance Limited and shall be in:

(a) sterling, if the relevant Pension Scheme Member Policy in respect of which the proceeds are to be applied or utilised is a UK Occupational Pension Scheme Policy (as defined in the Main Scheme); or

(B) euro, if the relevant Pension Scheme Member Policy in respect of which the proceeds are to be applied or utilised is an Irish Occupational Pension Scheme Policy (as defined in the Main Scheme).

6.4 If you are a Canadian Member who meets the requirements of paragraph 3.8 above, the proceeds of the sale will be remitted to the Trustee of the Unclaimed Assets Trust and shall be in Canadian dollars.

6.5 The proceeds of the sale of your Demutualisation Shares will, where necessary, be rounded upwards to the nearest hundredth of one pound sterling, one euro or one Canadian dollar (as applicable). If your proceeds are to be paid in Canadian dollars or euro, the proceeds of the sale of your Demutualisation Shares will be converted from sterling at the prevailing exchange rate at the time of Admission.

6.6 Subject to paragraph 6.7, a fixed charge of £10 or €15 (as applicable) (inclusive of VAT) will be payable to the Company for use of the Initial Share Sale Facility, which will be deducted from your sale proceeds before they are remitted to you. No other deductions will be made from the sale proceeds in respect of administration, dealing commission, stamp duty and/or SDRT (or amounts in respect of stamp duty and/or SDRT) and/or, where relevant, foreign exchange costs.

6.7 If you are (i) a Canadian Member or (ii) an Eligible Member for a Pension Scheme Member Policy where the proceeds are to be applied towards policy enhancements or as otherwise provided in the Main Scheme, no charge will be payable for use of the Initial Share Sale Facility and:

(a) if you are a person to whom (i) applies you will receive the full proceeds from the sale of the relevant Demutualisation Shares or the full proceeds will be remitted to the Trustee of the Unclaimed Assets Trust (as applicable); and

(b) if you are a person to whom (ii) applies the full proceeds will be remitted to Standard Life Assurance Limited.

6.8 You may only sell your Demutualisation Shares as part of the Offers through the Initial Share Sale Facility.

7. Execution only

7.1 The Initial Share Sale Facility will be operated on an "execution only" basis on behalf of Eligible Members.

7.2 This means that the decision whether or not to have your Demutualisation Shares sold through the Initial Share Sale Facility (either by election or default, as applicable) is entirely your own responsibility.

7.3 You should note the possibility that taxes or costs may exist which are not paid through nor imposed by us. Neither the Company nor the Sale Nominee nor any Designated Person will provide, or have any responsibility to provide, investment, taxation or other advice to you. If you are in any doubt as to what you should do, you should obtain your own independent professional advice.

8. Irrevocable authority

You irrevocably authorise and instruct the Sale Nominee and the Company to sell or procure the sale of your Sale Shares at the Offer Price and to deal with the proceeds in accordance with these terms and conditions (including but not restricted to paragraphs 16.6 and 16.7) and the provisions of the Main Scheme and to do any other act which any such person may in its absolute discretion, consider necessary or desirable in connection with the sale of such Sale Shares.

9. Contract for sale

The contract for the sale of your Demutualisation Shares through the Initial Share Sale Facility between the Sale Nominee (on your behalf) and those persons who are purchasing the Sale Shares it holds on your behalf in the Offers at the Offer Price will be entered into and completed upon Admission.

10. Condition

The sale of your Demutualisation Shares through the Initial Share Sale Facility

will be conditional upon the Underwriting and Sponsors' Agreement referred to in the Securities Note becoming wholly unconditional and not having been terminated before Admission.

11. Late and defective forms

Eligible Members other than Canadian Members, Eligible Members for Pension Scheme Member Policies or an Eligible Member who falls within paragraph 2(c)(v)

11.1 If your Sell Form is not completed correctly or in accordance with the instructions on the Sell Form or is amended or is not accompanied by a power of attorney or other authority where required or is otherwise incomplete, or if your Sell Form is not received by the relevant time and date specified in paragraph 3 above, Computershare and/or the Company may reject the Sell Form or treat the instruction on it as invalid.

11.2 If your Sell Form is rejected or treated as invalid, your Demutualisation Shares will not be sold on your behalf through the Initial Share Sale Facility. Pursuant to the Main Scheme, you will keep your Demutualisation Shares. You will be sent by post, a Share Account Statement (where the Main Scheme provides for your Demutualisation Shares to be held in the Standard Life Share Account and where any Keep/Buy Form you have submitted does not require you to receive a share certificate) or otherwise a share certificate in respect of your Demutualisation Shares.

11.3 The Company's (or its agents') decision as to whether to reject or treat your Sell Form as invalid pursuant to paragraph 11.1 shall be final and binding on you. Neither Computershare, the Sale Nominee, the Company nor its agents will accept liability for any such decision (except to the extent that such loss is foreseeable and results from fraud).

Canadian Members

11.4 If your Keep/Buy Form is not completed correctly or in accordance with the instructions on the Keep/Buy Form or is amended or is not accompanied by a power of attorney or other authority where required or is otherwise incomplete, or if it is not received by the relevant time and date specified in paragraph 3 above, Computershare and/or the Company may reject the Keep/Buy Form or treat the instruction on it as invalid.

11.5 If your Keep/Buy Form is rejected or treated as invalid, you will not be able to keep your Demutualisation Shares. In such circumstances and pursuant to the Main Scheme, you will be automatically treated as having submitted an irrevocable instruction to have your Demutualisation Shares sold on your behalf through this Initial Share Sale Facility.

11.6 The Company's (or its agents') decision as to whether to reject or treat your Keep/Buy Form as invalid pursuant to paragraph 11.4 shall be final and binding on you. Neither Computershare, the Company nor its agents will accept liability for any such decision (except to the extent that such loss is foreseeable and results from fraud).

Eligible Members for Pension Scheme Member Policies

11.7 If your Pension Scheme Sell Form or Pension Scheme Keep/Buy Form (as applicable) is not completed correctly or in accordance with the instructions on the Pension Scheme Sell Form or Pension Scheme Keep/Buy Form (as applicable) or is not accompanied by a power of attorney or other authority where required or is otherwise incomplete, or if your Pension Scheme Sell Form or Pension Scheme Keep/Buy Form (as applicable) is not received by the relevant time or date specified in paragraph 3 above Computershare and/or the Company may reject the Pension Scheme Sell Form or Pension Scheme Keep/Buy Form as applicable or treat the instruction on the relevant form as invalid.

11.8 If your Pension Scheme Sell Form or Pension Scheme Keep/Buy Form (as applicable) is rejected or treated as invalid, your Demutualisation Shares will be sold through the Initial Share Sale Facility but you will not receive the net cash proceeds from the sale of your Demutualisation Shares through the Initial Share Sale Facility or you will not be entitled to keep your Demutualisation Shares (as the case may be). Pursuant to the Main Scheme, you will be automatically treated as having submitted an irrevocable instruction to have the Demutualisation Shares determined by reference to the one or more Pension Scheme Member Policies for which you are the Eligible Member sold on your behalf through the Initial Share Sale Facility and to have the proceeds applied towards policy enhancements or as otherwise provided in the Main Scheme.

11.9 The Company's (or its agents') decision as to whether to reject or treat your Pension Scheme Sell Form or Pension Scheme Keep/Buy Form (as applicable) as valid pursuant to paragraph 11.8 shall be final and binding on you. Neither Computershare, the Company nor its agents will accept liability for any such decision (except to the extent that such loss is foreseeable and results from fraud).

Eligible Members for at least one Occupational Pension Scheme Policy and at least one other policy

11.10 If a Tailored Sell Form or a Tailored Keep/Buy Form is not completed correctly or in accordance with the instructions on the Tailored Sell Form or a Tailored Keep/Buy Form or is amended or is not accompanied by a power of attorney or other authority where required or is otherwise incomplete, or if that Tailored Sell Form or Tailored Keep/Buy Form is not received by the relevant time and date specified in paragraph 3 above, Computershare and/or the Company may reject the Tailored Sell Form or Tailored Keep/Buy Form or treat the instruction on it as invalid.

11.11 If your Tailored Sell Form or Tailored Keep/Buy Form is rejected or treated as invalid, then:

(a) where you are a Canadian Member, pursuant to the terms of the Main Scheme, all of your Demutualisation Shares shall be sold through the Initial Share Sale Facility; and

(b) to the extent that any of your Demutualisation Shares have been determined by reference to one or more Pension Scheme Member Policies (and whether or not you are a Canadian Member), then such Demutualisation Shares shall (pursuant to the Main Scheme) be sold through the Initial Share Sale Facility.

11.12 The Company's (or its agents') decision as to whether to reject or treat your Tailored Sell Form or Tailored Keep/Buy Form as invalid pursuant to paragraph 11.10 shall be final and binding on you. Neither Computershare, the Company nor its agents will accept liability for any such decision (except to the extent that such loss is foreseeable and results from fraud).

12. Settlement

12.1 On or before 17 July 2006, or as soon as reasonably practicable thereafter, Computershare will post you an advice note in respect of the Demutualisation Shares which have been sold on your behalf and which you should retain for tax purposes.

12.2 Subject to 16.2 and 16.3, the proceeds of sale of your Demutualisation Shares (where applicable, after deduction of the charge referred to in paragraph 6.6 above and without interest) will be:

(a) if applicable, paid into your Share Plus Account, where you are resident in the UK and have provided details of such account on your Sell Form;

(b) sent by cheque to your registered address;

(c) if you are an Eligible Member for a Pension Scheme Member Policy who has not returned a valid Pension Scheme Sell Form, paid to Standard Life Assurance Limited to be applied towards policy enhancements or as otherwise provided in the Main Scheme; or

(d) if you are a Canadian Member who meets the requirements of paragraph 3.7, paid to the Trustee of the Unclaimed Assets Trust to hold on your behalf in accordance with the terms and conditions of the Unclaimed Assets Trust,

in accordance with these terms and conditions, the Summary, the Registration Document and Securities Note and the Main Scheme.

12.3 If you do not receive your cheque on or before Monday 31 July 2006, you should contact the Company before 11 August 2006. You will be required to provide Computershare and the Company with written confirmation. Once the Company is satisfied as to such a request, it will arrange for you to be sent a replacement cheque free of charge. If you notify the Company on or after 11 August 2006 that you have not received your cheque, in addition to the requirements set out above, you will be required to pay a fee for the issue of a replacement.

13. Undertakings, representations and warranties

By completing and submitting a Sell Form, Pension Scheme Sell Form or Tailored Sell Form (as applicable) to have your Demutualisation Shares sold through the Initial Share Sale Facility, you:

13.1 (a) instruct the Company to procure the sale of your Demutualisation Shares at the Offer Price in accordance with these terms and conditions;

(b) acknowledge that the price at which your Demutualisation Shares may be sold may be below the Offer Price Range in the Prospectus;

(c) acknowledge that you have read and understood the Summary and the Share Guide and agree that you are bound by these terms and conditions and the terms of your Sell Form or Pension Scheme Sell Form (as the case may be); and

(d) acknowledge that the Summary is a summary of the Prospectus and that any investment decision you take should be based on consideration of the Prospectus;

13.2 represent and warrant to the Company, each Designated Person and the Sale Nominee that:

(a) you were a resident of the United Kingdom, Canada, the Channel Islands, the Isle of Man, Germany, Austria or Ireland on the SGM Date;

(b) you have not sold or purported to sell any of your Demutualisation Shares or any interest in your Demutualisation Shares to any third party and no third party has an enforceable claim over your Demutualisation Shares;

(c) your Demutualisation Shares will be sold free from all liens, charges or other third party rights, claims or any encumbrance of any kind;

(d) you are entitled or authorised to sell your Demutualisation Shares;

(e) your Demutualisation Shares will be sold with full title guarantee and the sale will be subject to the same title covenants as are implied by Part I of the Law of Property (Miscellaneous Provisions) Act 1994;

(f) your Demutualisation Shares will be sold together with all dividends, distributions and other rights attaching to them as at Admission;

(g) the sale of your Demutualisation Shares pursuant to the Initial Share Sale Facility will not constitute a breach by you of any applicable laws;

(h) if you sign a Sell Form, Pension Scheme Sell Form or Tailored Sell Form on behalf of another person (or, where you are an Eligible Member by virtue of being an occupational pension scheme trustee, you sign the relevant form as a trustee together with any other trustees of the relevant occupational pension scheme policy for which there is an Eligible Member in circumstances where there is no nominated member), you have the authority to do so and that such other person(s) will be bound accordingly and will be deemed also to have given the confirmations, undertakings, representations and warranties contained in these terms and conditions and you undertake to enclose the original of the relevant power of attorney or other appropriate authority with the relevant form (or a complete copy thereof certified by a solicitor or a notary public), unless you are an organisation or fund and such authority has been received by the Company or you are signing on behalf of other joint owners; and

(i) if you are under 18 (or in the case of residents in Scotland, under 16), your parent or guardian has signed your Sell Form, Pension Scheme Sell Form or Tailored Sell Form (as applicable) on your behalf;

13.3 undertake to ensure that, in the case of an application signed by someone else on your behalf, the original of the relevant power of attorney or other appropriate authority (or a complete copy certified by a solicitor or notary public) is enclosed with your Sell Form, or Pension Scheme Sell Form or Tailored Sell Form (as applicable); and

13.4 undertake that you will do, or procure to be done, all acts and things, and execute or procure the execution of all such documents as the Company, the Sale Nominee and each Designated Person may from time to time require for the purpose of selling such Demutualisation Shares through the Initial Share Sale Facility.

14. Complaints

14.1 Computershare has written procedures in place to help resolve complaints from clients effectively, a copy of which can be provided upon request. Computershare is authorised and regulated by the FSA. If you have any complaints about the service provided to you, you should write to the following address: Computershare Investor Services PLC, P.O. Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH. If you are not satisfied with the handling of your complaint by Computershare, you may be able to refer the matter to the Financial Ombudsman Service, if applicable, details of which are available upon request.

14.2 Computershare participates in the UK Financial Services Compensation Scheme, which provides compensation to qualifying investors for losses in the event of our being unable to meet our liabilities to you. Further information can be obtained from the FSA or the UK Financial Services Compensation Scheme.

15. Termination by you

15.1 Following the acceptance of your Sell Form, Pension Scheme Sell Form or Tailored Sell Form (as applicable) you may terminate these terms and conditions at any time by giving Computershare not less than 20 Business Days' written notice.

15.2 Termination of these terms and conditions by you will be without prejudice to the completion of services already initiated or instructions already given, including the instruction referred to in paragraph 8 of these terms and conditions, which will be completed expeditiously by us.

15.3 Termination of these terms and conditions by you will not affect accrued rights, indemnities, existing commitments or any contractual provision intended to survive termination and will be without penalty or other additional payment.

16. Other terms and conditions

16.1 The Company, the Sale Nominee and each Designated Person may disclose or permit disclosure of any information arising out of or in connection with any transaction in the Demutualisation Shares to any relevant regulatory authority entitled to such information or to the requirements of which the Company, the Sale Nominee or such Designated Person is subject (whether or not pursuant to compulsion of law) and the Company, the Sale Nominee and each Designated Person shall not be under any liability for any such disclosure made in good faith, believing it to be in accordance with any such requirements.

16.2 You agree that in order to ensure compliance with money laundering regulations, where applicable (including, without limitation, the Money Laundering Regulations 2003), the Receiving Agent may, at its absolute discretion, require verification of identity from any Voluntary Sellers on whose behalf shares with a monetary value in excess of £9,000 or €15,000 (as the case may be) are sold through the Initial Share Sale Facility. Failure to provide the necessary evidence of identity may result in delays in the despatch of cheques and the proceeds due to such Voluntary Seller will be held by Computershare on trust. You further

agree that, in the circumstances set out above, the Receiving Agent may conduct searches of electronic databases in order to verify your identity.

16.3 The Company reserves the right (and may procure Computershare and/or its agents to do the same) not to remit to you or any other person any cash proceeds of sale that would otherwise have been required to be remitted to you or such other person under these terms and conditions where it considers (in its reasonable opinion) that by doing so it would or might reasonably be expected to be:

(a) in breach of an order of court, regulator, government or arbitrator in relation to any person in relation to such proceeds or assisting, aiding or abetting a breach of such order;

(b) committing a criminal offence (or being subject to a criminal sanction, penalty or fine) under any applicable law or regulation; or

(c) being liable to a third party by virtue of a claim over the whole or part of such proceeds of which the Company is aware.

Where this paragraph 16.3 applies, the Company may, and may procure that Computershare and/or its agents, may, take such steps as it may consider reasonable in the circumstances to withhold remittance of the relevant proceeds from you or any other person (including holding such proceeds on trust held by Computershare until it considers the provisions in paragraph 16.3(a) to (c) (inclusive) no longer to apply).

16.4 Subject to paragraph 12.3, all correspondence and documents, including without limitation all cheques, sent to you by the Company, the Sale Nominee or any Designated Person will be sent to you at your own risk.

16.5 These terms and conditions are in the English language and will be translated into German and French. All other communications relating to this agreement shall be in English.

16.6 The Company reserves the right to delay the closing date of the Offers by giving notice through a Regulatory Information Service or taking such other steps as it considers appropriate. In this event:

(a) the revised closing date will be published in such manner as the Company in its absolute discretion determines, subject, and having regard to, the requirements of the UK Listing Authority; and

(b) the revised closing date shall not affect any acceptance of your Sell Form, Pension Scheme Sell Form, Tailored Sell Form, Keep/Buy Form, Pension Scheme Keep/Buy Form or Tailored Keep/Buy Form by Computershare and/or the Company, and any such acceptance shall remain final and binding on you.

16.7 The Company is under no obligation to proceed with the Proposal, including the making or completing of the Offers. If the Company does not proceed with the Proposal and/or the Offers, the Initial Share Sale Facility will terminate and lapse.

16.8 The Company may terminate the Offers in its absolute discretion at any time prior to Admission. If such right is exercised, the Initial Share Sale Facility will also terminate and lapse.

16.9 Subject to applicable law, you will not be entitled to allege that your contract to have your Demutualisation Shares sold through the Initial Share Sale Facility is voidable or claim restitution of the Demutualisation Shares as a result of innocent misrepresentation (including pre-contractual misrepresentation) at any time after acceptance. This does not affect any other rights you may have.

16.10 The dates and times referred to in these terms and conditions are based on the expectation that Admission will occur on 10 July 2006 and may be altered by the Company in its absolute discretion (in consultation with Merrill Lynch International and UBS Limited) where the Company considers it necessary to do so.

16.11 In the event that the Offers do not take place on the same day as demutualisation, then pursuant to the Main Scheme your Demutualisation Shares shall continue to be held by the Sale Nominee until the earlier of:

(a) the Company procuring the sale of your Demutualisation Shares after the day of demutualisation;

(b) an instruction being given by the Company to Computershare for your Demutualisation Shares to be transferred to you or your nominated nominee or the Trustee of the Unclaimed Assets Trust (as applicable); or

(c) the implementation of any alternative arrangements put in place pursuant to the Main Scheme.

16.12 These terms and conditions are governed by and shall be construed in accordance with English law. If you return your Sell Form, or Pension Scheme Sell Form or a Tailored Sell Form completed and signed by you, or on your behalf, or default to having your shares sold through the Initial Share Sale Facility, you submit to the exclusive jurisdiction of the English courts and agree that nothing shall limit the right of the Company, the Sale Nominee and each Designated Person to bring any action, suit or proceedings arising out of, or in connection with, the Initial Share Sale Facility, in any other court of competent jurisdiction.

16.13 You agree and acknowledge that Merrill Lynch International and UBS Limited do not act for you and will not treat you as their customer under the Initial Share Sale Facility. Merrill Lynch International and UBS Limited will not be responsible for providing to you the protections afforded to their customers, and you agree that Merrill Lynch International and UBS Limited do not owe you any duties or responsibilities concerning the price obtained for your Demutualisation Shares or the execution of the sale of them.

Terms and Conditions of the Standard Life Share Account

INTRODUCTION

The following are the terms and conditions on which Computershare Investor Services PLC ("Computershare") will provide the Standard Life Share Account for the Shares. The Shares shall include those issued by Standard Life plc to the Nominee under the terms of the Scheme to keep on your behalf, as well as pursuant to a preferential offer and a retail offer on the flotation of Standard Life plc (together, the "Offers"). Such Shares will be issued to the Nominee to hold on your behalf as well as any Shares that are subsequently transferred by you to us or held by us on your behalf, in each case in accordance with these terms and conditions.

Computershare provides the Service by arranging for the Nominee to hold Shares for you. This Service is only available (other than in certain very limited circumstances) to individuals resident in the United Kingdom, the Channel Islands, the Isle of Man, Germany, Austria and the Republic of Ireland (the "Qualifying Countries"). Where these terms and conditions have been received in a country where the provision of this Service would be contrary to local laws or regulations, these terms and conditions should be treated as being for information purposes only. You may not participate in the Service if you hold any Shares in your own name. If we become aware that you hold any Shares in your own name (or through another Nominee service) and you are holding Shares pursuant to this Service, we will withdraw your Shares from the Service and arrange for them to be registered in your own name. There will be no charge for the withdrawal of Shares from the Service in such circumstances. This Service is available to minors, acting through a parent or guardian, who receive Shares pursuant to the Scheme upon the demutualisation of The Standard Life Assurance Company.

Please read these terms and conditions carefully. They explain the relationship between you and us with respect to the Shares. On Shares being issued by the Company to the Nominee, these terms and conditions will constitute a legally binding agreement between you and us. If there is anything in them which you do not understand, please contact us. Our contact details are listed at section 8. We do not provide you with any

investment, taxation or legal advice. If you do need advice on holding your Shares or your tax liability then you should seek independent professional advice. These terms and conditions do not constitute a recommendation to buy, sell, transfer or hold Shares in the Company.

These terms and conditions are dated 15 June 2006 and they can change from time to time on providing you with prior written notice in accordance with these terms and conditions. You can obtain an up-to-date version by calling Computershare. Our contact details are listed in section 8.

1. Definitions

"Bonus Shares" means Shares to be issued to persons who received Shares on the demutualisation of The Standard Life Assurance Company and/or who bought Shares at a discounted price on flotation and who hold those Shares for the required period from the date of flotation;

"business day" means any day on which the London Stock Exchange is open for trading;

"the Company" is Standard Life plc;

"Computershare" is Computershare Investor Services PLC whose registered details are set out at the end of these terms and conditions;

"Dealing Service" means the service provided by brokers appointed by the Company for the purchase and sale of Shares in accordance with their respective terms and conditions;

"FSA" means the Financial Services Authority or any successor organisation;

"FSA Rules" means the handbook of rules and guidance issued from time to time by the FSA;

"FSMA" means the Financial Services and Markets Act 2000;

"minor" means a person under 18 years of age, or in relation to residents of Scotland only, a person under 16 years of age;

"the Nominee" means Computershare Company Nominees Limited which is a company registered in Scotland, with number SC167175 whose registered office is at Lochside House, 7 Lochside Avenue, Edinburgh Park, Edinburgh, EH12 9DJ which is a member of the Computershare group of companies used to provide the Service or any replacement company, being a wholly-owned member of the Computershare group of companies, which we appoint to hold Shares on your behalf;

"the Nominee register" means the register of persons holding Shares who use the Service;

"Qualifying Countries" means the United Kingdom, the Channel Islands, the Isle of Man, Germany, Austria and the Republic of Ireland;

"the Scheme" means the scheme (pursuant to Part VII of, and Schedule 12 to, FSMA) sanctioned by the Court of Session in Scotland;

"the Service" is the Standard Life Share Account service that we provide under these terms and conditions;

"the Shares" means ordinary shares of 10 pence each issued by the Company;

"tax" means any tax, duty or levy which may be imposed (including stamp duty and stamp duty reserve tax);

"you" means the person holding Shares through the Service and where there are joint holders, "you" refers to each of the joint holders; and

"us/we" means Computershare.

1.1 Words importing one gender shall (where appropriate) include any other gender and words importing the singular shall (where appropriate) include the plural and vice versa.

1.2 References to any statute or statutory provisions shall, unless the context otherwise requires, be construed as a reference to such statute or statutory provisions (including all instruments, orders or regulations made under it or deriving from it) as in force from time to time and any successor or amending legislation.

1.3 Any provision that says we will do something, also means that we will arrange for the Nominee to do so, unless the context means otherwise.

2. General

2.1 The Nominee is the legal owner of your Shares and its name will appear on the Company register of members in relation to those Shares. However, the Nominee will hold your Shares as bare trustee and you will remain the beneficial owner of your Shares.

2.2 We will keep and maintain a Nominee register in relation to all the Shares the Nominee holds pursuant to this Service, including the Shares the Nominee holds on your behalf.

2.3 The Nominee will hold your Shares in uncertificated form through CREST.

2.4 As legal owner of your Shares, the Nominee will be bound by the memorandum and articles of association of the Company. Nothing in these terms and conditions is intended to vary any of the Nominee's rights or duties in relation to the Company as set out in the memorandum and articles of association of the Company (as amended from time to time) and these conditions must be interpreted to give that effect. If there is any inconsistency between your rights under this agreement and any rights you may have under the Company's memorandum and articles of association, the memorandum and articles of association will prevail.

2.5 Subject to these terms and conditions, we will treat you as though you hold the Shares in your own name so that you will receive benefits from those Shares equivalent to those you would receive on or around the same time as you would have done had you been registered directly on the Company's register of members.

2.6 We may ask you for proof that you have the right to participate in the Service. We reserve the right to refuse to act for you until you have provided us with proof that is satisfactory to us. In particular, we might not accept your instructions unless:

- you have correctly filled in any documents we may have asked for before sending them to us;
- we have received all documents and information we need to carry out your instructions. This may include any evidence we need to confirm your identity or details such as a change to your name or address (for example a deed poll or marriage certificate); and
- you quote the "Standard Life Share Account" and your shareholder reference number on all correspondence. Your shareholder reference number is quoted on all statements sent to you by us. Please keep this number safe since its object is to prevent fraud.

2.7 If we receive instructions from you to transfer your Shares, you cannot cancel or change those instructions.

2.8 Subject to section 16, we will only act on instructions which are given by:

- you (or, if you are a minor, by your parent or guardian);
- your legally appointed or authorised representative; or
- brokers appointed by the Company in the event you buy and sell Shares using the Dealing Service arranged by the Company.

2.9 If we receive proof of your death and you were the only person named on the Nominee register in respect of your Shares, we will follow the instructions of your personal representatives. If you were a joint holder of Shares, we will follow the instructions of the remaining holder or holders who will be the only persons to whom we accept any continuing duties.

2.10 We are only bound by your interests in providing the Service under

these terms and conditions, and cannot be bound by the interests of any third party. We will not recognise any beneficiary under a trust as having rights in your Shares, whether the trust is express, implied or constructive, and notice of any such trust will not be binding on us or upon the Nominee.

2.11 You will be able to use the Dealing Services subject to and in accordance with their terms and conditions. You can obtain information about these services by contacting us. Our contact details are listed in section 8.

2.12 All monies which are held for you will be held in a designated client money bank account which we maintain for clients of this Service. This account is maintained with The Royal Bank of Scotland plc which is an approved bank. You will be entitled to receive any interest on monies held on your behalf in this account. In the event that you cease to have your Shares held in this Service, a cheque for the consolidated amount of any unclaimed monies so held on your behalf will be sent to you, your parent or guardian or personal representative (as the case may be), but excluding interest.

2.13 Any Shares held on your behalf may be pooled with the investments of other clients and registered in the name of the Nominee. This means that your entitlement may not be individually identifiable on the Company's register of members, by separate certificates or electronic records (other than ours, where they will be identifiable) and, in the event of an unreconciled shortfall caused by the default or insolvency of the Nominee, you may proportionately share in that shortfall if we are not able to make good that shortfall.

3. Your benefits as a shareholder

A: Dividends

3.1 As regards dividends, if your registered address is in a Qualifying Country that allows dividends to be paid directly into your bank account and you have given a bank mandate relating to cash dividends and other types of payments in respect of your Shares, that mandate will remain valid and effective in relation to your Shares from the date that they are issued or transferred to us and we will pay these cash dividends and other payments directly to your chosen bank account on receipt of relevant funds from the Company. If you wish to change a bank mandate or instruction, you should call us on the telephone number listed in section 8 and we will arrange for the appropriate form to be sent to you.

3.2 If you do not complete and provide us with a bank mandate (or any third party mandate accepted by us), cheques will be sent to your registered address on receipt of funds from the Company.

3.3 If we, or the Company, are required by law to make any deduction from any dividend due to you, we or the Company will do so. We may also make deductions for other taxes or charges payable by us or the Company on dividends to you or on related documents. You will be notified of any such deductions and will receive the net amount.

3.4 If your registered address for the purposes of the Service is in Germany, Austria or the Republic of Ireland, you will be paid dividends in euro. Otherwise you will be paid dividends in Pounds Sterling.

3.5 If the Company offers the option of a scrip dividend (that is the option to receive a dividend by way of Shares rather than cash) or a dividend reinvestment plan (that is the option to use your cash dividend to buy Shares on the market) and we do not receive any instructions from you by the specified time, we will arrange for the Company to pay you a cash dividend instead.

B: New share issues and share offers

3.6 We will claim on your behalf any Bonus Shares to which you may become entitled and will automatically hold such Bonus Shares for you under these terms and conditions. For this purpose, you are required to notify us in writing if, at any time, you transfer or dispose of any interest in Shares held in this Service to a third party, including a beneficiary under a trust. The transfer or disposal of any interest in Shares to a third party may result in the loss or reduction of any eligibility to Bonus Shares which you may have from the holding of such Shares.

3.7 If you are entitled to additional Shares without having to make a payment, as a result of holding the Shares (for example, through a bonus or other capitalisation issue), the Nominee will automatically hold the new Shares for you under these terms and conditions unless you instruct us otherwise.

3.8 If you are entitled to buy additional Shares as a result of holding Shares through the Service (for example, through a rights issue), we will ask you how you wish us to exercise your rights. We will take all reasonable steps to ensure that, as nearly as reasonably practicable, you receive the same rights as you would have done if you held your Shares in your own name. Any Shares purchased will be held by the Nominee unless we receive instructions to the contrary. Any payment we receive from you must be received in cleared funds.

3.9 If we receive notice of a take-over offer, we will tell you about it. If you reply quickly enough to allow us to act, we will follow your instructions. If there is a take-over offer, which has become wholly unconditional and we have not received your instructions, we will ask you for your instructions by a specified date and we will follow them. If we do not receive your instructions by that date, we will take no action in respect of your Shares. We will, however, accept all compulsory purchase notices in respect of the Shares. In that instance, we will accept the basic offer. We will not accept a loan note alternative in the absence of your specific instruction. The cash element of any such entitlement will be paid to you in accordance the terms of the offer.

3.10 If there is a take-over offer, demerger, capital reorganisation or restructuring of the Company and you are entitled to receive shares, cash or other securities in another company in exchange for your Shares or otherwise, in the absence of any instruction to the contrary, we will decide whether those Shares or other securities in the other company should be:

- held by you in your own name;
- held by the Nominee on your behalf; or
- held on your behalf in any nominee service offered by the issuer of the relevant securities.

If we decide that the shares or securities should be held by the Nominee on your behalf then these terms and conditions will be changed so that, with effect from the date when the transaction is completed, references to Shares mean the shares or other securities in that other company.

3.11 Where any other rights are offered in connection with your Shares, we will take all reasonable steps to ensure that, as nearly as possible, you receive the same rights as you would have done if you held your Shares in your own name.

3.12 If, after acting for you and our other clients under this Service, we are left with fractions of Shares, we will, so far as practicable, deal with them in a way consistent with how the Company would deal with fractions of Shares held by registered shareholders. Where the Nominee holds Shares for a number of clients and Shares or other rights are allocated to the Nominee, it will allocate them between all such clients pro rata to the number of Shares it holds for them. Any fractions of Shares which arise as a result of the Nominee holding Shares for a number of clients, (for example through a bonus issue, rights issue, subdivision or consolidation) will be aggregated and sold and the proceeds remitted to the Company.

3.13 If we are required by the Company or a person seeking to acquire control of the Company (e.g. a bidder on a takeover) to give warranties before acting for you in relation to your Shares, we may require you to give similar warranties to us and to the Nominee before we act.

4. Information

4.1 We will arrange for the Company to send you the same or equivalent information to that sent to registered shareholders of the Company (and for this purpose sent may also mean by electronic communication or website publication where you have agreed that such information may be communicated in this way), such as:

- an annual summary financial statement sent by the Company to its registered shareholders or, where such a summary financial

statement is not made available, (or upon your request) a copy of the annual report and accounts of the Company;

- any interim accounts or half yearly reports issued by the Company; and
- all other documents issued by the Company and sent to registered holders of the Shares.

4.2 We will send to you a statement of the number of Shares held for you under the Service at the time when an account is first opened for you. We will do this within 10 business days of the account being opened.

4.3 We will send to you a statement once a year of the number of Shares held for you under the Service and detailing any changes (normally at the same time as we send you notice of the annual general meeting of the Company). These statements are provided free but you will be charged a fee if you request a duplicate or additional statement. Alternatively you can view your holding balance on www.computershare.com.

4.4 If any dividend is paid to you we will send you an annual consolidated tax voucher showing, in relation to each dividend paid, the date of payment, gross amount of payment, any tax withheld, net payment and any other information which may be required to complete a tax return and such other information as we may agree to provide you. We may choose to combine that statement with any other statement which we are required by law to provide you with in connection with that payment to you. If no dividend is paid to you in any financial year, we will send you the statement within 12 months of the date that any previous statement was sent to you.

4.5 You should check any statement which you receive from us. If you have any queries upon the contents of the statement you should contact us as soon as possible following its receipt. Our contact details are listed at section 8.

5. Voting and Shareholder meetings

5.1 Computershare will send you information about shareholder meetings of the Company together with a form which you can use to:

- instruct the Nominee how to exercise its votes on a poll at the shareholder meeting in respect of your Shares (the Nominee will not be able to vote on a show of hands); or
- appoint you as the proxy of the Nominee in respect of your Shares, if you wish to attend and speak at the shareholder meeting in person and vote on a poll and (subject to any applicable law and provided this is permitted by the articles of association of the Company) vote on a show of hands, or appoint a representative to do so on your behalf.

5.2 If we do not receive the correctly completed form before the deadline notified to you, the Nominee will not exercise its votes on your Shares or (as the case may be) you, or your representative, will not be able to attend, speak and vote in person at the meeting.

5.3 We will attend meetings of the Company if you instruct us. However, in the absence of any such instructions, we do not have any duty or responsibility whatsoever to attend meetings although we may do so if we wish.

6. Transferring your Shares

6.1 You may instruct us to arrange for the Nominee to transfer your Shares by way of gift to another person (other than a minor) who is resident in a Qualifying Country and who would be eligible to be a shareholder in the Company. These Shares will be held in the Service on behalf of that other person. We will only do this if we have received the relevant form confirming that such a transfer is by way of gift. You can request a form by calling Computershare on the telephone numbers listed in section 8. There is no charge for such a transfer.

6.2 You may instruct us to arrange for your Shares to be entered into the name of another person (other than a minor) who is resident in a Qualifying Country and who would be eligible to be a shareholder in the Company, as a joint holder in relation to all or any of the Shares held by the Nominee on your behalf. These Shares will be held in the Service jointly on behalf of you and that other person. We will only do this if we have received the relevant form. You can request a form by calling Computershare on the telephone numbers listed in section 8. There is no charge for such a transfer.

6.3 You may choose to hold all (but not some) of your Shares in your own name rather than in the Service. We will arrange this if you complete the relevant form and send it to us. We will then transfer the Shares into your name and send you a certificate. You may also choose to transfer all (but not some) of your Shares directly to another nominee. We will arrange this if you complete the relevant form and send this to us. If your registered address for the provision of the Service is in Austria or Germany, you may choose to transfer all (but not some) of your Shares out of the Service and to a bank or custodian to hold on your behalf. We will arrange this if you complete the relevant form and send it to us. You can request any of these forms by calling Computershare on the telephone numbers listed in section 8. If you transfer your Shares out of the Service, we will no longer hold your Shares for you and the terms and conditions of the Service will not apply to those Shares. There will be a fixed charge for withdrawing from this Service pursuant to this section 6.3, and the applicable charges are listed in section 21 inclusive of Value Added Tax.

6.4 If you want to sell or transfer your Shares other than by gift to someone else then you will need to use the Dealing Service in relation to which additional charges will apply.

6.5 If you write to us and ask us to hold any Shares in the Service which you hold in your own name, you will have to pay a deposit fee which is listed in section 21 (or such other reasonable fee as we may write and tell you about from time to time) inclusive of Value Added Tax and these terms and conditions will apply accordingly to those Shares.

7. Other charges

The only charges for the Service are the charges for transferring Shares into your name and charges for the supply of duplicate account statements and dividend tax vouchers pursuant to sections 4 and 6, and as set out in section 21 of these terms and conditions. We will give you at least one month's notice of any other proposed charge for the Service. Up to date copies of the terms and conditions and current charges can be obtained by contacting Computershare. Our contact details are listed at section 8. You should note the possibility that taxes or costs may exist which are not paid through or imposed by us.

8. Contacting each other

8.1 Our contact details are as set out below:

- *If your registered address for the purposes of this Service is in the UK, the Isle of Man or the Channel Islands*

  Computershare Investor Services PLC
  The Pavilions
  Bridgwater Road
  Bristol BS13 8AE
  Telephone: 0870 703 6254
  Email: web.queries@computershare.co.uk
  Fax: 0870 703 6198

- *If your registered address for the purposes of this Service is in Ireland*

  Computershare Investor Services (Ireland) Limited
  Heron House
  Corrig Road
  Sandyford Industrial Estate
  Dublin 18
  Telephone: 01 431 9829
  Email: web.queries@computershare.ie
  Fax: 01 247 5416

- *If your registered address for the purposes of this Service is in Austria or Germany*

  Computershare GmbH
  Prannerstr. 8
  80333
  Munich

Telephone: +40 (0)89 30903 625
Email: register@computershare.de
Fax: +40 (0)89 30903 112

8.2 All notices and other communications which you send us should be addressed to Computershare at the applicable address listed in section 8.1 above. If you are not sure which contact details apply to you, please contact our Bristol office using the first listed details in section 8.1.

8.3 Any notice or communication which you send us should quote the "Standard Life Share Account" and include the shareholder reference number of your account with the Nominee. Your shareholder reference number is quoted on the statements of holdings which we send you. If we send you notices they will be treated as received by you 20 business days after the date on which they are posted.

8.4 We will assume that any communication which comes from you (or your authorised representative) is from you and we will assume that any document which we receive and which appears to have been signed by you (or your authorised representative), has been. We are entitled to request further information if we believe it is necessary to confirm your instructions.

8.5 If we discover that we have incorrectly debited or credited your Nominee account we reserve the right to correct that account without any reference to you and will notify you of any correction which we make.

8.6 If you change your name or address you should write to us straight away. You should make sure that the arrangements for receiving mail at your address are safe.

8.7 Unless these terms and conditions say otherwise, any instructions, notices or other communications that you or we send under them will only be valid if they are in writing. We may accept voting instructions electronically. In certain circumstances, we may dispense with the requirement to provide notice in writing (for example, so you can give instructions over the telephone).

9. When you can not be traced

9.1 If:

- we have sent documents to your address on three separate occasions and they have been returned, undelivered, or, dividend cheques have been returned undelivered to the Nominee or left uncashed on three occasions in a row; and
- after making reasonable enquiries we cannot find out your current address,

we will not send any more documentation or payments to you until you confirm your current address.

9.2 If:

- after a 12 year period during which at least three dividends have become payable and none have been claimed, we announce that we intend to sell your Shares by placing an advertisement in a leading national newspaper in the UK and in at least one newspaper appearing in the area of your latest address on the Nominee register or the area of the address to which you have instructed notices to be sent;
- during this 12 year period and for three months after the last of the advertisements appear, we have not heard from you or any person who is automatically entitled to your Shares by law; and
- we have told the UKLA and London Stock Exchange that we intend to sell your Shares,

we can sell your Shares at the best price that we can reasonably obtain. The net proceeds of sale of your Shares shall be paid to the Company and, upon receipt of such proceeds, the Company shall become indebted to you, or any person who was automatically entitled to your Shares by law, for the amount of such net proceeds subject to the articles of association of the Company. The money received from the sale of Shares will not be held on trust and no interest shall be payable.

10. Liability and responsibilities:

10.1 We will take all reasonable care in operating the Service and will be responsible to you for any losses or expenses (including loss of Shares) suffered or incurred by you as a result of our or the Nominee's negligence, wilful default or fraud or breach of the agreement formed by these terms and conditions (as amended from time to time) or the negligent or fraudulent acts or omissions or wilful default of the Nominee but not otherwise.

10.2 We accept responsibility for any losses arising from a breach of FSMA, the FSA Rules and any statutory duty, fraud, negligence or other default by us, the Nominee or its/our employees and agents.

10.3 We may also employ other persons as our agents and delegates on such terms as we think fit to carry out any part of our obligations or discretions under these terms and conditions. We will take all reasonable care in the selection and continued use of such persons and accept responsibility for all activities they carry out on our behalf and will be liable for all acts and omissions of such agents and delegates on the same basis as if they were our acts or omissions or those of the Nominee.

10.4 Neither the Company nor any member of the Company's group is acting as our agent or as agent of the Nominee and neither the Company nor any member of the Company's group is responsible for our acts or omission, nor the acts or omissions of the Nominee or any other members of the Computershare group or any delegates and agents appointed in accordance with section 10.3.

10.5 Nothing in these terms and conditions restricts any rights you may have under the FSA Rules and/or FSMA.

10.6 If the Service cannot be provided because of circumstances or events beyond our reasonable control (for example, because of postal delays, industrial disputes or failure of computer systems or telecommunication links) we will take all reasonable steps to bring those circumstances to an end.

10.7 All communication and documents sent to you in relation to the Service will be at your risk.

11. Potential conflict of interest

We will not normally engage in any activities that will give rise to a conflict of interest in respect of any instructions which you give us. However, in order to treat you fairly, we comply with a policy of independence and disregard any interest, relationship or arrangements that may arise and is of interest to us to the extent that it conflicts with your interests in our dealings with you.

12. No security over Shares

Your Shares will not be lent to any third party, nor will your Shares be used by way of collateral or security to borrow money.

13. Changes to these terms and conditions

13.1 We may change these terms and conditions from time to time upon giving you at least 30 days' notice in advance of any such change taking effect. In particular, we may amend these terms and conditions:

- to comply with legal, fiscal and regulatory requirements;
- to rectify errors, inaccuracies and ambiguities or to make them easier to understand; and
- to reflect alterations in the scope and nature of this Service in accordance with, our agreement with the Company, the rules and regulations of CREST and our membership of CREST, changes to our technology or systems capabilities, changes to our administration procedures and having regard to market practice and client demands.

Notwithstanding this, the charges referred to in these terms and conditions may vary from time to time. Charges will not be backdated. You may always obtain up to date details of these terms and conditions by calling us. Our contact details are listed at section 8.

13.2 You may terminate these arrangements immediately upon written notice if you do not agree to the changes made under this section 13.

We will then transfer the Shares into your own name and send you a share certificate.

13.3 If we do not enforce a term or condition, this will not affect our right to enforce the rest of the conditions or to enforce that term or condition at another time.

13.4 If we cannot enforce a term or condition, this will not affect our right to enforce the rest of the terms and conditions.

14. Sharing information with others

14.1 You authorise us to provide information concerning you, your Shares and any instructions given by you in relation to your Shares to carefully selected third parties in order to facilitate provision of the Service. Your details will only be disclosed in accordance with the Principles set out in the Data Protection Act 1998:

- to any person if that person has legal or regulatory powers over us or the Nominee;
- to the Company (or any other person carrying out functions in relation to the Service, including CRESTCo Limited) in order to facilitate the provision of the Service; and
- to any person carrying out functions in relation to acting as the registrar of the Company.

14.2 You have the right upon request to view what information we hold on you. We may charge you a small fee for providing you access to this information.

14.3 The Company will have access at all times to the records we hold about you in order to inform you of your rights as a person on whose behalf Shares are held by Nominee, including corporate and other details, and products or services specifically designed for shareholders.

15. Terms and conditions to prevent money laundering and breaches of law/regulation

15.1 We may require evidence of your identity from time to time to comply with money laundering legislation in relation to holding, buying or selling the Shares. Delay or failure to provide satisfactory evidence may result in us refusing to hold Shares for you or in payments to you in connection with your Shares being withheld or a delay or refusal to act in following instructions.

15.2 If we believe that you are breaching money laundering legislation, we may refuse to allow you to participate in the Service and if appropriate may notify the relevant authorities.

15.3 We reserve the right to delay taking any action in relation to the Service or in relation to any particular instructions from you if we consider that we need to do so to obtain further information from you or to comply with any legal or regulatory requirement binding on us (including the obtaining of evidence of identity to comply with money laundering regulations) or to investigate any concerns we may have about your instruction.

16. Joint Holders

16.1 The Nominee will not hold Shares for more than four joint holders. Where the Shares held by the Nominee for you are held for more than one person, references to "you" in these terms and conditions are to each of the joint holders separately as well as jointly and severally. Each such person agrees that:

- all obligations, undertakings and agreements on the part of the Computershare and the Nominee are given to the joint holders taken together and not separately to each of them; and
- all obligations, undertakings, agreements and liabilities arising under or pursuant to these terms and conditions shall constitute joint and several obligations of each joint holder to Computershare (and where relevant, the Nominee).

16.2 We will only accept transfer instructions given by or on behalf of all of the joint holders. We reserve the right to accept other instructions signed by one or more joint holders. In such a case the person(s) giving the instructions warrant(s) to Computershare that he or they have the necessary authority to given such instructions on behalf of all joint holders.

16.3 All notices, other documents and payment sent by us pursuant to these terms and conditions will be sent to the first named holder on the Nominee register and in any case will be treated as sent to all of the other joint holders. It is the responsibility of the holder who receives the notices, documents and payments to notify and account to the other joint holders.

17. Complaints

17.1 We have written procedures in place to help resolve complaints from clients effectively. You can request a copy of these procedures by calling Computershare on the telephone numbers listed in section 8. Computershare Investor Services PLC is authorised and regulated by the FSA. If you have any complaints about the service provided to you, you should write to the following address: Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH. If you are not satisfied with the handling of your complaint by us, you may refer the matter to the Financial Ombudsman Service, details of which are available on request.

17.2 Computershare participates in the UK Financial Services Compensation Scheme, which provides compensation to qualifying investors for losses in the event of our being unable to meet our liabilities to you. Further information can be obtained from the FSA or the UK Financial Services Compensation Scheme.

18. Termination

18.1 You may terminate these arrangements at any time by giving us a written instruction to withdraw all your Shares from the Service in accordance with section 6.

18.2 This agreement will terminate automatically on the termination of the agreement under which we provide Nominee services to the Company.

19. Consequences of Termination

19.1 Termination will be without prejudice to the completion of services already initiated which will be completed expeditiously by us.

19.2 Termination will not affect accrued rights, indemnities, existing commitments or any contractual provision intended to survive termination and will be without penalty or other additional payment.

20. Other terms and conditions

20.1 These terms and conditions will take effect as between you and us from the time the Nominee first holds Shares on your behalf. There is no right to cancel this agreement under a mandatory cooling-off period, but you have a right to terminate this agreement under section 18 above.

20.2 In so far as these terms and conditions constitute a financial promotion for the Nominee service provided by Computershare they have been approved by Computershare for the purposes of Section 21(2)(b) of FSMA.

20.3 Members of the Computershare group of companies cannot give you any investment, taxation or legal advice in connection with the Service.

20.4 Where you receive any Shares pursuant to the Scheme or the Offers or in relation to your holding Shares in this account to which you are not legally entitled (for example, in the event you are over-allocated Shares), you agree to appoint the Nominee as your attorney to do all such acts (including selling the Shares) and execute any documents to sell or transfer your interests in such Shares or the cash proceeds to or to the order of the Company. You will not be paid any money in relation to any such sale or transfer.

20.5 If we no longer wish to hold the Shares for you or if you change your registered address for the provision of this Service and do not provide us with a registered address in a Qualifying Country, we will tell you in writing and give you time to withdraw your Shares from the Service. If you have not done this within the time given, we will arrange for the Shares to be registered in your name and for a certificate to be sent to you at the address registered on our systems. We will not hold certificates for you and the Service will not apply to Shares held in this

form. In these circumstances there will be no charge in connection with the transfer of Shares into your name.

20.6 The terms and conditions of this Service are binding upon your successors, executors, administrators and other legal representatives.

20.7 We will not offer the Services to any corporate body other than to corporate bodies incorporated in Austria or Germany which receive Shares pursuant to the Scheme or the Offers.

20.8 Nothing in these terms and conditions is intended to benefit a third party other than the Nominee and, in respect of section 10.4 only, the Company and any member of the Company's group. Any provision which is for our benefit or confers a benefit on the Nominee shall be enforceable not only by us but by the Nominee under the Contract (Rights of Third Parties) Act 1999. Section 10.4 is intended to confer a benefit on the Company and/or any member of the Company's group and shall be enforceable by the Company and/or any member of the Company's group under the Contract (Rights of Third Parties) Act 1999. The terms and conditions may be changed or rescinded without the consent of the Nominee.

20.9 These terms and conditions are supplied in the English language and all communications relating to this Agreement shall be in English.

20.10 These terms and conditions are governed by English law. Any dispute will be dealt with by the English courts.

21. Charges

Item	United Kingdom	Republic of Ireland	Germany and Austria
Certificated Withdrawal and Deposit	£12	€15	€15
Uncertificated Withdrawal and Deposit	£15	€22	€22
Duplicate Cheque (over £50)	£15	€22	€22
Duplicate Statement	£15	€22	€22
Duplicate Tax Voucher	£15	€22	€22
Small Estates (Value of Shares is between £100 - £15,000)	£65	€95	€95

These charges are based on Pound Sterling prices and are inclusive of VAT. The fees payable in Germany, Austria and the Republic of Ireland are therefore subject to change depending on the prevailing Pounds Sterling to euro exchange rate.

Terms and Conditions of the Preferential Offer

INTRODUCTION

1. For the purposes of these terms and conditions only, references to "you" are to the Qualifying Person or Qualifying Employee (as the case may be) applying to buy Ordinary Shares in the Preferential Offer using the relevant Application Form.

2. If you apply for Ordinary Shares in the Preferential Offer you will be agreeing with the Company, Merrill Lynch International, UBS Limited and the Receiving Agent to the terms and conditions set out below.

Offer to purchase Ordinary Shares

3. Qualifying Persons must apply in the Preferential Offer on a Preferential Offer Application Form and Qualifying Employees must apply in the Preferential Offer on an Employee Application Form. Subject to paragraph 14, Qualifying Persons who are also Qualifying Employees may make separate applications in the Preferential Offer on a Preferential Offer Application Form and an Employee Application Form. Where there are references to monetary amounts in these terms and conditions, the applicable currency is that in which you made your application, as specified on your Application Form.

4. By completing and submitting an Application Form, you or, if you sign the Application Form on behalf of somebody else or a corporation, that person or corporation:

(a) offer to acquire at the Preferential Offer Price the maximum number of Ordinary Shares (rounded down to the nearest whole Ordinary Share) that may be acquired with the amount that you have specified in your Application Form as the amount which you wish to invest (or any smaller amount in respect of which your application to acquire Ordinary Shares in the Preferential Offer is accepted) subject to the provisions of the Prospectus, these terms and conditions, the terms of the relevant Application Form, the Pricing Statement, any supplementary prospectus and the Memorandum and Articles and, if you are resident in Canada, the Canadian Offering Memorandum;

(b) agree that your application to acquire Ordinary Shares in the Preferential Offer must be for a minimum amount of £1,000, €1,520 or CAN $2,300 (as applicable);

(c) agree that the maximum allocation you will be entitled to invest in Ordinary Shares under the Preferential Offer (whether made on a Preferential Offer Application Form or on an Employee Application Form or, if applicable, on both) at the Preferential Offer Price is £50,000 (or, where applicable, the equivalent amount in euro or Canadian dollars, as the case may be, calculated at the prevailing exchange rate at the time of Admission);

(d) subject to sub-paragraph 4 (a), (b) and (c) above and to paragraph 13 below, offer to acquire at the Offer Price the number of Ordinary Shares (rounded down to the nearest whole Ordinary Share) that may be purchased with the amount specified in your Application Form as the amount which you wish to invest which is in excess of the £50,000 investment in Ordinary Shares (or, where applicable, the equivalent amount in euro or Canadian dollars, as the case may be, calculated at the prevailing exchange rate at the time of Admission) and which you are allocated in the Preferential Offer (or any smaller amount of such excess in respect of which your application to acquire Ordinary Shares in the Preferential Offer is accepted), subject to the provisions of the Prospectus, these terms and conditions, the terms of the relevant Application Form, the Pricing Statement, any supplementary prospectus and the Memorandum and Articles and, if you are resident in Canada, the Canadian Offering Memorandum;

(e) agree that there is no minimum allocation of Ordinary Shares in the Preferential Offer and, in the event your application is scaled back, you may not receive the full value of Ordinary Shares you applied to invest;

(f) if your application for Ordinary Shares is in euro or Canadian dollars, agree that your application will be treated as equivalent to an application in sterling at a notional exchange rate of £1 to €1.52 or CAN $2.30, as appropriate, for the purposes of determining your application for Ordinary Shares. You will receive a refund in the currency in which you made your application, payable in accordance with paragraph 12, for any difference between the price of the Ordinary Shares you are allocated in sterling and the amount you have paid in euro or Canadian dollars (as the case may be), calculated using the actual exchange rate prevailing at the time of Admission. If your application monies at the actual exchange rate used would not be sufficient to purchase the number of Ordinary Shares which you would have received had that actual exchange rate been same as the notional exchange rate, the number of Ordinary Shares allocated to you will be reduced accordingly. In the event that the amount of your refund is less than the Offer Price of one Ordinary Share, this surplus will be retained by the Company and donated to charity, in accordance with paragraph 13;

(g) authorise the Receiving Agent to send on behalf of the Company (i) a definitive share certificate for the number of Ordinary Shares for which your application is accepted or a Share Account

Statement if your Ordinary Shares are to be held in the Standard Life Share Account (the "Share Account"); and/or (ii) a cheque in the currency in which you made your application for any monies returnable (without interest) or your cheque or banker's draft, in each case, by post to your address and to do all things and, where applicable, to take all actions necessary to procure that your name or the name of Computershare Company Nominees Limited, as the Share Nominee, is placed on the register of members of the Company in respect of the Ordinary Shares for which your application is accepted;

(h) in consideration of the Company, Merrill Lynch International, UBS Limited and the Receiving Agent agreeing that they will not, prior to the date of Admission (or such later date as the Company, Merrill Lynch International and UBS Limited may agree), sell to any person or assist in the sale to any person of any of the Ordinary Shares comprised in the Offers other than by means of the procedures referred to in the Prospectus, and as a collateral contract between you, the Company, Merrill Lynch International, UBS Limited and the Receiving Agent which will become binding on you on despatch by post or delivery to the Receiving Agent of your Application Form, you:

   (i) agree that, subject to any statutory rights of withdrawal, your application may not be revoked or withdrawn by you until after 31 August 2006 in the event that Admission has not taken place by that date;

   (ii) undertake to pay the Preferential Offer Price for the Ordinary Shares (payable in full on application) in respect of which your application is accepted, subject to a maximum allocation of £50,000 at the Preferential Offer Price (or, where applicable, the equivalent amount in euro or Canadian dollars calculated at the prevailing exchange rate at the time of Admission), and undertake to pay the Offer Price for the Ordinary Shares (payable in full on application) in respect of which your application is in excess of the amount permitted to be invested in Ordinary Shares at the Preferential Offer Price is accepted;

   (iii) warrant that any cheque or banker's draft accompanying your Application Form will be honoured on first presentation and agree that, if such remittance is not so honoured, notwithstanding that you or the Share Nominee may have been entered on the register of members of the Company, neither you nor the Share Nominee (as the case may be) will be entitled to receive a share certificate or a Share Account Statement in respect of the Ordinary Shares applied for or to enjoy or receive any rights, dividend, distribution or other payment in respect of such Ordinary Shares unless and until you make payment in cleared funds for such Ordinary Shares and such payment is accepted by the Receiving Agent (which acceptance shall be in its absolute discretion and on the basis that you indemnify the Company, the Receiving Agent, Merrill Lynch International and UBS Limited against all costs, damages, losses, expenses and liabilities arising out of, or in connection with, the failure of your remittance to be honoured on first presentation);

   (iv) agree that, at any time prior to unconditional acceptance by the Receiving Agent of late payment pursuant to sub-paragraph 4 (h)(iii) above, the Receiving Agent may (on behalf of the Company, Merrill Lynch International and UBS Limited and without prejudice to any other rights) terminate the agreement (if any) to allocate such Ordinary Shares to you without liability to you and may reallocate the Ordinary Shares to some other person, in which case you will not be entitled to any refund or payment in respect of such Ordinary Shares (other than the refund to you of any proceeds or remittance accompanying, or money paid pursuant to a bank transfer order or through internet banking in relation to, your Application Form at your own risk, without interest) and, in the event of termination, any Ordinary Shares which have been issued to you will be sold as soon as is reasonably practicable (and for which purpose you hereby irrevocably authorise the Company, or any person appointed by it for this purpose, to execute on your behalf any instrument of transfer which may be necessary to effect such sale) and consent to the proceeds of such sale being paid to and retained by the Company and you will pay the Receiving Agent (on behalf of itself, the Company, Merrill Lynch International and UBS Limited), on demand, such amount as may be necessary to compensate the Receiving Agent, the Company, Merrill Lynch International and UBS Limited for any losses, costs and expenses incurred or expected to be incurred as a result of the remittance not being honoured on first presentation or as a result of termination of the agreement. Any decision by the Receiving Agent to accept payment shall be without prejudice to the decision of the Company to accept the whole or any part of your application as described in paragraph 9 below;

   (v) agree that any share certificate or Share Account Statement to which you may become entitled and monies returnable to you may be retained pending clearance of your remittance or pending investigation of any suspected breach of any of the warranties contained in sub-paragraphs 19(a), 19(b), 19(h), 19(k), 19(l), 19(n), 19(o) 19(p) 19(q) and 19(r) below and that any interest accruing on such retained monies shall accrue to and for the benefit of the Company;

   (vi) agree, on request by the Receiving Agent, the Company, Merrill Lynch International or UBS Limited, to disclose promptly in writing to Merrill Lynch International, UBS Limited, the Company or the Receiving Agent such information as they may request in connection with your application and authorise the Receiving Agent, the Company, Merrill Lynch International and UBS Limited to disclose any information relating to your application which it may consider appropriate;

   (vii) agree that any share certificate or Share Account Statement in respect of any Ordinary Shares to which you or the Share Nominee may become entitled and monies returnable to you may be retained pending clearance of your remittance, investigation of any suspected breach of these terms and conditions and any verification of identity which is, or which the Receiving Agent, the Company, Merrill Lynch International or UBS Limited considers may be, required for the purposes of any applicable money laundering laws or regulations (including, without limitation, the Money Laundering Regulations 2003) and that any interest accruing on such retained monies shall accrue to and for the benefit of the Company;

   (viii) agree that, if evidence of identity satisfactory to the Receiving Agent, the Company, Merrill Lynch International and UBS Limited is not provided to the Receiving Agent, the Company, Merrill Lynch International, UBS Limited or the Receiving Agent on or before 10 a.m. (local time) on 5 July 2006 (or such later date and time as the Company, Merrill Lynch International and UBS Limited may agree), the Company, the Receiving Agent, Merrill Lynch International or UBS Limited may terminate your contract of allocation and, in such case, your application monies, less any amount retained by the Company (or its agents) as compensation for breach of contract, will be returned to the bank or other account on which the cheque or other remittance accompanying the application was drawn and you agree that, in such event, you will have no claim against Merrill Lynch International, UBS Limited, the Receiving Agent, the Company or any of their respective officers, agents or employees in respect of the balance of your application monies, if any, retained by the Company (or its agents) or otherwise in connection therewith;

   (ix) agree that your Application Form is addressed to the Company, the Receiving Agent, Merrill Lynch International and UBS Limited;

   (x) agree that you are not applying on behalf of a person engaged in, or whom you know or have reason to believe is

engaged in, money laundering;

(xi) undertake to ensure that, in the case of an application signed by someone else on your behalf, the original of the relevant power of attorney or other appropriate authority (or a complete copy certified by a solicitor or notary) is enclosed with your Application Form;

(xii) agree that any future communications sent by the Company to you in your capacity as a shareholder of the Company will be in the English language;

(xiii) agree that the Company, Merrill Lynch International and UBS Limited reserve jointly the right to alter any arrangements in connection with the Preferential Offer (including the timetable and terms of application); and

(xiv) agree that the contract arising from acceptance of all or part of your application under the Preferential Offer will be, or will be deemed to be, entered into by you and the Company on these terms and conditions (subject to sub-paragraph 4(xiii) above) and that any changes, additions or alterations made to any Application Form will have no effect.

5. If your Application Form is not completed correctly, or is amended, or is received at the return address specified on your Application Form after 10 a.m. (local time) on 5 July 2006, or if the accompanying cheque or banker's draft or bank transfer or internet payment (as the case may be) is for the wrong amount, or if your Application Form is not accompanied by a power of attorney or other authority (or a copy certified by a solicitor or notary) where required, it may be rejected. In these circumstances, the Company's decision as to whether to reject or treat your application as valid shall be final and binding on you. Neither the Company, Merrill Lynch International, UBS Limited, the Receiving Agent nor any of their respective officers, agents or employees will accept any liability for any such decision and no claim will be made against any such persons in respect of your non-receipt of Ordinary Shares, or for any loss resulting from such non-receipt.

6. Any application may be rejected in whole or in part by the Company in its absolute discretion.

7. The Company and its agents reserve the right to treat as valid any application not complying fully with these terms and conditions or not in all respects completed or sent in accordance with the instructions on the Application Form or set out in the accompanying Share Guide. The Company and its agents reserve the right to waive in whole or in part any of the provisions of these terms and conditions, either generally or in respect of one or more applications. In these circumstances, the decision of the Company as to whether to treat the application as valid and how to construe, amend or complete it shall be final. You will not, however, be treated as having offered to invest a higher amount than is indicated in the Application Form.

Acceptance of your offer

8. The Company, may accept your application (if your application is received, validated (or treated as valid), processed and not rejected) either:

   (a) by notifying, publishing or announcing the final Offer Price, Preferential Offer Price, size of the Offers and the basis of allocation of the Ordinary Shares (in which case the acceptance will be on that basis); or

   (b) by notifying acceptance to the Receiving Agent.

9. The acceptance may (at the absolute discretion of the Company, in consultation with Merrill Lynch International and UBS Limited) be of the whole or any part of your application and the amount you have offered to invest may be scaled down. The Company will endeavour to satisfy valid applications in full but this is subject to the overall level of demand for Ordinary Shares. The basis of allocation for applications will be determined by the Company, in consultation with Merrill Lynch International and UBS Limited. The Company, in consultation with Merrill Lynch International and UBS Limited, reserves the right to scale down such applications as it, in its absolute discretion, considers appropriate. In the event that applications in the Preferential Offer are scaled back, the allocation policy may favour smaller applications.

Condition

10. The contract arising from acceptance of applications (in whole or in part) in the Preferential Offer will be entered into by you (if you are a successful applicant) and the Company. Under this contract, you will be required to acquire the Ordinary Shares at the Preferential Offer Price (subject to a maximum potential purchase at the Preferential Offer Price of £50,000, (or, where applicable, the equivalent amount in euro or Canadian dollars, calculated at the prevailing exchange rate at the time of Admission)) and, if applicable, at the Offer Price. This contract will be conditional upon the Underwriting and Sponsors' Agreement referred to in the Securities Note becoming wholly unconditional and not having been terminated before Admission.

11. Subject to applicable law, you will not be entitled to exercise any remedy of rescission for innocent misrepresentation (including pre-contractual representations) at any time after acceptance. This does not affect any other rights you may have, including, for the avoidance of doubt, any statutory withdrawal rights.

Return of application monies

12. If any application is invalid or not accepted or if any contract created by acceptance does not become unconditional or if any application is accepted for an amount lower than that offered, subject as hereinafter provided, the application monies or the balance of the amount paid on application (as the case may be) will be returned, without interest, by cheque in the currency in which it was paid. Any such refund cheques will be posted to you by no later than 17 July 2006. Prior to that time, application monies will be retained by the Receiving Agent in an account designated for these purposes and any interest accrued on the application monies will be retained by, and for the benefit of, the Company. The cheque and/or banker's draft accompanying your application may be presented on receipt and before acceptance of your application, or application monies may be transferred pursuant to a bank transfer order or through internet banking (as the case may be, in accordance with the instructions on the relevant Application Form) before acceptance of your application, but this will not constitute acceptance of your application, either in whole or in part. The proceeds of this presentation or transfer will be held pending acceptance and, if your application is accepted and the condition in paragraph 10 above is satisfied, will be applied in discharging the total amount due for the Ordinary Shares you have been allocated. Share certificates, Share Account Statements and surplus application monies (if any) may be retained pending clearance of your cheque and/or banker's draft (where applicable). The right is also reserved to reject any application in respect of which your cheque or banker's draft, as the case may be, has not been cleared on first presentation and, in any event, by 12 noon on 17 July 2006. The Company may require you to pay interest or other resulting costs (or both) if the cheque or banker's draft accompanying your application is not honoured on first presentation.

13. Amounts of less than the Offer Price of one Ordinary Share will be retained by the Company and donated to charity. Sums refunded will in all cases be paid in the currency of application. Where your application for Ordinary Shares was made in euro or Canadian dollars and the exchange rate at the time of Admission is such that the amount of your application in sterling is greater than the price of the Ordinary Shares you have been allocated, you will receive a refund cheque in the currency of your application for the surplus application monies in accordance with paragraph 12 above. If, after the allocation, an amount of less than the Preferential Offer Price of one Ordinary Share remains and you have also been allocated Ordinary Shares at the Offer Price and an amount of less than the Offer Price of one Ordinary Share remains, these two sums may be added together and, if sufficient, you will acquire an additional Ordinary Share at the Offer Price.

Applications

14. The number of Ordinary Shares to be allocated in the Preferential Offer will be at the absolute discretion of the Company, in consultation with Merrill Lynch International and UBS Limited. The Company has absolute discretion to decide in any individual case whether the conditions of eligibility for Qualifying Persons and/or Qualifying Employees (as the case may be) have been satisfied. To participate in the Preferential Offer, Qualifying Persons must apply on a Preferential Offer Application Form and Qualifying Employees must apply on an Employee Application Form. Qualifying Persons who are also Qualifying Employees may make separate applications in the Preferential Offer on a Preferential Offer Application Form and on an Employee Application

Form, subject to an aggregate maximum purchase of £50,000 at the Preferential Offer Price (or, where applicable, the equivalent amount in euro or Canadian dollars calculated at the prevailing exchange rate at the time of Admission). Qualifying Persons and Qualifying Employees may not apply jointly with others in the Preferential Offer.

15. Eligible Members who sell all their Demutualisation Shares on Admission through the Initial Share Sale Facility will not be eligible to apply for Ordinary Shares in the Preferential Offer.

No multiple applications

16. Only one application may be made for the benefit of any person in the Preferential Offer, except that a Qualifying Person who is also a Qualifying Employee may make separate applications in the Preferential Offer in each capacity subject to an aggregate maximum purchase of £50,000 at the Preferential Offer Price (or, where applicable, the equivalent amount in euro or Canadian dollars calculated at the prevailing exchange rate at the time of Admission).

17. An application may not be made using funds provided by another person under an arrangement whereby any Ordinary Shares allocated to the applicant or all or substantially all of the value of such Ordinary Shares are to be transferred to that person. Any application which breaches either of these rules is a "multiple application". Multiple applications and suspected multiple applications are liable to be rejected and you may also incur legal liability.

18. The information supplied in, or in connection with, your application may also be disclosed to regulatory bodies and members of the police forces for compiling lists of, and otherwise taking action in respect of, suspected multiple or fraudulent applications. In particular, criminal proceedings may be instituted against anyone knowingly making or authorising an application which falsely claims Qualifying Person or Qualifying Employee status.

Warranties

19. By completing and submitting an Application Form, you:

(a) warrant that, if the laws of any territory outside a Permitted Country are relevant to your application, in connection with your application, you have complied with all such laws, obtained all governmental and other consents which may be required, complied with all requisite formalities and paid any issue, transfer or other taxes due in connection with your application in any territory, (other than any UK stamp duty or SDRT), and that you have not taken any action or omitted to take any action which will or may result in the Company, the Receiving Agent, Merrill Lynch International or UBS Limited or any of their respective officers, agents or employees acting in breach of the regulatory or legal requirements of any territory outside the United Kingdom in connection with the Offers or your application;

(b) warrant that, if you sign an Application Form on behalf of somebody else or a corporation, you have the authority to do so and that such other person will be bound accordingly and will be deemed also to have given the confirmations, warranties and undertakings contained in these terms and conditions and undertake to enclose your power of attorney or other appropriate authority (or a complete copy thereof duly certified by a solicitor or notary);

(c) confirm that, in making an application, neither you nor any person on whose behalf you are applying are relying on any information or representation in relation to the Company, any other member of the Standard Life Group or the Offers, or any of them, other than is contained in the Prospectus, the Pricing Statement, any supplementary prospectus and, if you are resident in Canada, the Canadian Offering Memorandum;

(d) in relation to sub-paragraph 19(c) above, agree, subject to applicable law, that none of the Company, Merrill Lynch International, UBS Limited, the Receiving Agent, the Sale Nominee, any Voluntary Seller, the Directors or any person acting on behalf of them or any person responsible solely or jointly for the Prospectus, the Pricing Statement, any supplementary prospectus or, if you are resident in Canada, the Canadian Offering Memorandum or any part of any of them, shall have any liability for any such information or representation (excluding for fraudulent mis-representation);

(e) agree that you have read the Summary or, if you are resident in Canada, the Canadian Offering Memorandum containing the Summary, and the Share Guide and you agree to be bound by these terms and conditions and the terms of your Application Form;

(f) acknowledge that the Summary is a summary of the Prospectus and that any investment decision you take in relation to the Ordinary Shares should be based on consideration of the Prospectus;

(g) agree that, having had the opportunity to obtain and read the Prospectus, the Pricing Statement, any supplementary prospectus and, if you are resident in Canada, the Canadian Offering Memorandum, you will be deemed to have noted all information and representations concerning the Company or any other member of the Standard Life Group contained in the Prospectus, the Pricing Statement, any supplementary prospectus and, if you are resident in Canada, the Canadian Offering Memorandum;

(h) warrant that, if you are resident in Canada and you are applying to invest in excess of £50,000 in Ordinary Shares (such amount in Canadian dollars to be calculated at the prevailing exchange rate at the time of Admission), you are a Canadian Accredited Investor for the purposes of Canadian securities laws;

(i) agree that no person is authorised in connection with the Offers to give any information or make any representation other than as contained in the Prospectus, the Pricing Statement, any supplementary prospectus and, if you are resident in Canada, the Canadian Offering Memorandum and, if given or made, any information or representation must not be relied upon as having been authorised by Merrill Lynch International, UBS Limited, the Company or any other person;

(j) agree to the fullest extent permitted by applicable law that you waive any right you may have under any law or regulation, other than English law or regulation, to bring an action or claim in any jurisdiction, other than in England, against the Sale Nominee and/or any Voluntary Seller in relation to any and all information, representations, statements or omissions contained in the Prospectus, Pricing Supplement and/or any supplementary prospectus, or if you are resident in Canada, the Canadian Offering Memorandum, in relation to your application in this Preferential Offer;

(k) confirm that you have reviewed the restrictions contained in paragraphs 23 and 24 below and warrant, to the extent relevant, that you (and any person on whose behalf you apply) comply or have complied with the provisions of paragraphs 23 and 24 below;

(l) warrant that, if you are under 18 (or in the case of residents of Scotland, under 16) on the date of your application, your parent or guardian has signed your Application Form on your behalf and will be the registered holder of your Ordinary Shares;

(m) agree that all documents in connection with the Offers and any returned monies may be sent by post to you at your address set out in your Application Form and that subject to paragraph 32, any such documents and return monies will be sent at your own risk;

(n) in the case of an application made on a Preferential Offer Application Form, warrant that (i) you are (or, if you are signing on behalf of another person, that other person is) a Qualifying Person and that, subject as hereinafter provided, the Preferential Offer Application Form is completed and delivered solely for and on behalf of the applicant and not directly or indirectly, in whole or in part, for or on behalf of any other person (provided that, a Qualifying Person who is a Qualifying Person acting in the capacity of an Occupational Pension Scheme Trustee may make an application for the benefit of the beneficiaries of that trust);

and (ii) except in certain limited circumstances pursuant to the Main Scheme, only one application has been made by you or on your behalf on a Preferential Offer Application Form;

(o) in the case of an application made on an Employee Application Form, warrant that (i) you are (or, if you are signing on behalf of another person, that other person is) a Qualifying Employee and that the Employee Application Form is completed and delivered solely for and on behalf of the applicant and not directly or indirectly, in whole or in part, for or on behalf of any other person; and (ii) only one application has been made by you or on behalf of a Qualifying Employee on an Employee Application Form;

(p) warrant that you are not applying as, or as nominee or agent of, a person who is or may be a person mentioned in any of Sections 67, 70, 93 or 96 of the Finance Act 1986 (concerning depositary receipts and clearance services);

(q) warrant that you are not (and are not acting on behalf of) a person resident in the United States, Australia or Japan and you are not applying, nor are you applying on behalf of a party, with a view to the re-offer, re-sale or delivery of the Ordinary Shares directly or indirectly in or into the United States, Australia or Japan or to a person resident in the United States, Australia or Japan or to any person who you believe is purchasing or subscribing for the Ordinary Shares for the purpose of such re-sale, re-offer or delivery;

(r) warrant and undertake that you are not applying on behalf of a person engaged in, or whom you know or have reason to believe is engaged in, money laundering; and

(s) agree that any material downloaded from the Standard Life website, www.standardlife.com, in relation to the Preferential Offer is done at your own risk and that you will be solely responsible for any damage or loss of data that results from the download of any material.

Money laundering

20. You agree that in order to ensure compliance with any applicable money laundering laws or regulations (including the Money Laundering Regulations 2003) the Receiving Agent may, at its absolute discretion, require verification of identity from any person lodging an Application Form who either (i) tenders payment by way of banker's draft or cheque drawn on, or by way of telegraphic transfer or similar electronic means from, an account in the name of another person or persons or (ii) appears to that Receiving Agent to be acting on behalf of some other person. In the former case, verification of identity of the applicant may be required. In the latter case, verification of identity of any persons on whose behalf the applicant appears to be acting may be required. Failure to provide the necessary evidence of identity may result in application(s) being rejected or delays in the despatch of documents.

21. Without prejudice to the generality of paragraph 20 above, verification of the identity of applicants may be required if the value of the Ordinary Shares applied for under the Preferential Offer, whether in one or more applications (if permissible), exceeds £9,000 or €15,000 (as applicable). If, in such circumstances, you do not use your own personal cheque and you use a bank or building society cheque or banker's draft (and unless you are resident in Canada) you should ensure that the institution issuing the cheque or banker's draft enters the name, address and account number of the person whose account is being debited on the reverse of the cheque or banker's draft and add its stamp. If, in such circumstances, you use a cheque drawn on an account in the name of a third party, you should write the name and address of the person named in the Application Form on the back of the cheque and record the date of birth of that person. However you make your payment, in such circumstances, you may also be requested to provide further identification, for example, a copy of your passport or driving licence certified by a solicitor or notary or a recent original bank or building society statement or utility bill in your name and showing your current address (which originals will be returned by post at the applicant's risk).

22. You agree that in any of the circumstances set out in paragraphs 20 and 21 above the Receiving Agent may carry out searches of electronic databases in order to verify your personal details.

Overseas investors

23. No person receiving a copy of the Prospectus and/or an Application Form in any territory may treat the same as constituting an invitation or offer to him nor should he in any event use such Application Form unless, in the relevant territory, such an invitation or offer could lawfully be made to him or such Application Form could lawfully be used by him without contravention of any registration or other requirements. No documents relating to the Offers have been submitted to the clearance procedures of any authorities, other than those of the UK, Austria, Germany, Ireland and Jersey. Any application made by or on behalf of a person outside of a Permitted Country will be liable to be rejected.

24. (a) The Ordinary Shares have not been and will not be registered under the US Securities Act or qualified for sale under the laws of any state of the United States. The Ordinary Shares may not be offered, sold or delivered in the United States, except to QIBs in transactions exempt from the registration requirements of the US Securities Act or to certain persons in transactions outside the United States pursuant to Regulation S. You are notified that the sellers of the Ordinary Shares may be relying on the exemption from the provisions of Section 5 of the US Securities Act provided by Rule 144A.

(b) The Ordinary Shares have not been and will not be qualified for distribution or registered under the securities laws of Australia or Japan. Save with the prior consent of the Company, Merrill Lynch International or UBS Limited the Ordinary Shares may not be offered, sold, transferred or delivered, directly or indirectly, in Australia or Japan or in any of their states, provinces, territories or possessions or areas subject to their jurisdiction (together "Prohibited Territories") or as a result of a purchase order known to originate in any Prohibited Territory, or to a citizen of, or a person resident in, any Prohibited Territory or to a corporation, partnership or other entity created or organised in or under the laws of any Prohibited Territory or to an estate or trust which is subject to the taxation of any Prohibited Territory regardless of the source of its income. Accordingly, save with the prior consent of the Company, Merrill Lynch International or UBS Limited, copies of the Prospectus, the Application Forms, the Share Guide, the Pricing Statement, any supplementary prospectus and any related documents are not being, and must not be, mailed or otherwise distributed or sent in or into the Prohibited Territories. Persons receiving such documents must not distribute, mail or send them in, into or from the Prohibited Territories or use the mails or any means, instrumentality or facility of the Prohibited Territories, directly or indirectly, in connection with the Preferential Offer and so doing may invalidate any related purported acceptance of the Preferential Offer. Persons applying for Ordinary Shares shall be deemed to represent and warrant that they are not resident in or a citizen of any Prohibited Territory and will not, as principal or agent, offer, sell, transfer or deliver, directly or indirectly, as part of the distribution of the Ordinary Shares, any Ordinary Shares being purchased to any person in any Prohibited Territory or as a result of a purchase order known to originate in any Prohibited Territory.

Miscellaneous

26. To the fullest extent permitted by law, any liability for representations, warranties and conditions, express or implied and whether statutory or otherwise, (including, without limitation, pre-contractual representations but excluding any fraudulent misrepresentations) are expressly excluded in relation to the Ordinary Shares and the Offers, by the Company, the Sale Nominee, each Voluntary Seller, Merrill Lynch International, UBS Limited and the Receiving Agent.

27. Save where otherwise stated or where the context requires otherwise, terms used in these terms and conditions are as defined in the Prospectus (as supplemented by any supplementary prospectus issued by the Company in relation to the Offers).

28. The rights and remedies of the Company, the Receiving Agent, Merrill Lynch International and UBS Limited under these terms and conditions are in addition to any rights and remedies which would otherwise be available to any of them and the exercise or partial exercise of any one

will not prevent the exercise of others or full exercise.

29. The Company (with the consent of Merrill Lynch International and UBS Limited) reserves the right to delay the closing time of the Preferential Offer from 10 a.m. (local time) on 5 July, 2006 by giving notice through a Regulatory Information Service. In this event, the revised closing time will be published in such manner as the Company, in its absolute discretion determines subject, and having regard to the requirements of the UK Listing Authority.

30. The Company may terminate the Offers without any obligation to you whatsoever at any time prior to Admission. If such right is exercised, the Offers will lapse and any monies received in respect of your application will be returned to you without interest.

31. In the event that a supplementary prospectus is published by the Company, you will have a period of at least two clear Business Days within which you may withdraw your application to buy Ordinary Shares in the Preferential Offer in the manner specified in the supplementary prospectus. If a supplementary prospectus is published, it will be made available, along with information as to how you can withdraw your application, in the same manner in which the Prospectus is being made available, including in the following places:

    (a) on the Standard Life website, www.standardlife.com;

    (b) at the registered office of the Company (Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH); and

    (c) at the offices of the Receiving Agent (2nd Floor, Vinters Place, 68 Upper Thames Street, London EC1 2DH).

    If you do not notify the Company of your intention to withdraw in the required manner within the stipulated period (as set out in any supplementary prospectus) your application to buy Ordinary Shares in the Preferential Offer will remain valid and binding upon you.

32. If you do not receive your share certificate, Share Account Statement or cheque for any monies returnable on or before Monday 31 July 2006, you should contact the Company before 11 August 2006. You will be required to provide the Receiving Agent and/or the Company with written confirmation and other documents (unless your request is for a replacement Share Account Statement, in which case, no such confirmation or documents will be required). Once the Company is satisfied as to such a request, it will arrange for you to be sent a replacement share certificate, Share Account Statement or cheque (as the case may be), free of charge. If you notify the Company on or after 11 August 2006 that you have not received your share certificate, Share Account Statement or cheque (as the case may be), in addition to any requirements mentioned above, you will be required to pay a charge for the issue of a replacement.

33. You agree that all applications, acceptances of applications and contracts resulting from them under the Preferential Offer shall be exclusively governed by and construed in accordance with English law and that you irrevocably submit to the exclusive jurisdiction of the English courts and agree that nothing shall limit the right of Merrill Lynch International, UBS Limited, the Receiving Agent or the Company to bring any action, suit or proceedings arising out of or in connection with any such application, acceptances or contracts in any other manner permitted by law or in any court of competent jurisdiction.

34. You authorise Merrill Lynch International and/or UBS Limited and their agents, on your behalf, to make any appropriate returns to HMRC in relation to stamp duty or SDRT (if any) on any contract arising on acceptance of your application and in relation to stamp duty or SDRT (if any) payable on any transfer of Ordinary Shares as a result of such contract.

35. You agree and acknowledge that Merrill Lynch International and UBS Limited do not act for you and will not treat you as their customer by virtue of an application being accepted under the Preferential Offer. Merrill Lynch International and UBS Limited will not be responsible for providing to you the protections afforded to their customers and you agree that Merrill Lynch International and UBS Limited do not owe you any duties or responsibilities concerning the price of the Ordinary Shares or concerning the suitability of the Ordinary Shares for you as an investment or (save as expressly set out in these terms and conditions) otherwise in connection with the Offers.

36. You authorise the Company or the Receiving Agent and/or their agents to do all things necessary to effect registration into your name (or the name of the Share Nominee) (as applicable) of any Ordinary Shares acquired by you and authorise any representative of the Company or the Receiving Agent to execute and/or complete any document of title required therefor.

37. Only persons applying for Ordinary Shares under the Offers may rely on the information and representations contained in the Prospectus, the Pricing Statement, and/or any supplementary prospectus and, in the case of persons resident in Canada, the Canadian Offering Memorandum, and, to the fullest extent permitted by law, any liability for the Prospectus, the Pricing Statement, any supplementary prospectus and/or, the Canadian Offering Memorandum, to any other person is hereby excluded by the Company, the Sale Nominee, each Voluntary Seller, Merrill Lynch International and UBS Limited and any person responsible solely or jointly for the Prospectus, the Pricing Statement, any supplementary prospectus and/or the Canadian Offering Memorandum or any part of any such document.

38. References to "local time" in these terms and conditions are to the time in the jurisdiction of the return address specified on your Application Form or Employee Application Form (as the case may be).

39. The dates and times referred to in these terms and conditions are based on the expectation that Admission will occur on 10 July 2006 and may be altered by the Company in its absolute discretion (in consultation with Merrill Lynch International and UBS Limited) where the Company considers it necessary to do so.

Contact us

This *share guide* and the instructions on your forms are designed to answer your questions and help you to fill in your chosen form.

If you still have questions once you have read them, please contact your local dedicated helpline on the relevant telephone number listed below, giving the reference number at the top of your *covering letter.*

The helpline team cannot provide advice but will be able to answer general questions on how to complete the form(s).

UK	Republic of Ireland
0845 275 3000	LoCall 1 890 946 334
or +44 131 270 9060	or +44 131 270 9062
www.standardlife.com	www.standardlife.ie

Lines are open from 8.30am to 5.30pm, Monday to Friday. Saturday and Sunday 9.00am to 1.00pm

If you have lost your pre-paid envelope, you can send your form to the relevant address listed below:

UK	Republic of Ireland
Computershare Investor Services PLC	Computershare Investor Services (Ireland) Limited
The Pavilions	Heron House
Bridgwater Road	Corrig Road
Bristol	Sandyford Industrial Estate
BS13 8ZX	Dublin 18

Contact us

This *share guide* and the instructions on your forms are designed to answer your questions and help you to fill in your chosen form.

If you still have questions once you have read them, please contact your local dedicated helpline on the relevant telephone number listed below, giving the reference number at the top of your *covering letter.*

The helpline team cannot provide advice but will be able to answer general questions on how to complete the form(s).

UK	Republic of Ireland
0845 275 3000	LoCall 1 890 946 334
or +44 131 270 9060	or +44 131 270 9062
www.standardlife.com	www.standardlife.ie

Lines are open from 8.30am to 5.30pm, Monday to Friday. Saturday and Sunday 9.00am to 1.00pm

If you have lost your pre-paid envelope, you can send your form to the relevant address listed below:

UK	Republic of Ireland
Computershare Investor Services PLC	Computershare Investor Services (Ireland) Limited
The Pavilions	Heron House
Bridgwater Road	Corrig Road
Bristol	Sandyford Industrial Estate
BS13 8ZX	Dublin 18

Printed by Polestar Group, Nottingham & RR Donnelley, London 95014

The Retail Offer does not allow you to participate in the Preferential Offer to buy shares at a discounted price and to receive bonus shares. If you are a member, policyholder or customer you may be eligible to participate in the Preferential Offer. If so we will send you a share offer pack. If you are not sure whether you are eligible please call 0845 275 3000.

Your guide to buying

Shares in the Retail Offer

in Standard Life plc

STANDARD LIFE

This *retail offer share guide* is not a prospectus but an advertisement (within the meaning of the Prospectus Rules) relating to Standard Life plc (the Company). Prospective investors should not subscribe for or purchase any shares in the Company (the Standard Life shares) except on the basis of the information contained in the Prospectus relating to the Company, comprising the Summary (*prospectus summary*), Registration Document and Securities Note. Copies of the Prospectus can be obtained (in English) free of charge from www.standardlife.com (subject to certain access restrictions), or by contacting our dedicated helpline, the number for which can be found at the end of this *retail offer share guide*.

This *retail offer share guide*, any *covering letter* and the *retail offer buy form* have been issued by the Company and have been approved solely for the purposes of distribution in the United Kingdom for the purposes of section 21 of the Financial Services and Markets Act 2000 (FSMA) by Merrill Lynch International and UBS Limited, both of whom are authorised and regulated in the United Kingdom by the Financial Services Authority. Merrill Lynch International and UBS Limited are acting for the Company and The Standard Life Assurance Company (SLAC) and no one else in relation to the demutualisation, the flotation of the Company and the offers of Standard Life shares by the Company (the Offers) described in this *retail offer share guide*. Merrill Lynch International and UBS Limited will not be responsible to anyone other than the Company and SLAC for providing the protections afforded to customers of Merrill Lynch International and UBS Limited nor for providing advice in relation to such demutualisation, flotation of the Company, the Offers or any transaction, arrangement or other matter referred to in this *retail offer share guide*. Merrill Lynch International and UBS Limited, and any of their respective affiliates, as underwriter, market maker or otherwise, may obtain a position or holding in the Standard Life shares or any other securities of the Company in connection with the Offers or otherwise. Merrill Lynch International can be contacted at Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ. UBS Limited can be contacted at 1 Finsbury Avenue, London EC2M 2PP.

This *retail offer share guide* is solely intended to assist you with completing the accompanying *retail offer buy form* and to provide you with some basic information about shares and share ownership. The Prospectus contains detailed information about the Company and its business and management, as well as financial statements and other financial data.

Any *covering letter* and the *retail offer share guide* do not represent advice about subscribing for, purchasing or selling Standard Life shares and are not a substitute for independent professional advice about legal, investment or tax matters. They are only a general guide to some of the issues involved in the Offers. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other qualified financial adviser (who, in the UK, should be authorised under FSMA or, if not, appropriately authorised under the laws of the relevant jurisdiction). You should note that Standard Life group staff (including the telephone helpline representatives) are not permitted to provide you with legal, investment or tax advice.

Information on legislation and taxation is based on the Company's understanding of the current law and relevant tax authority practice. Legislation and taxation are liable to change in the future, including with retrospective effect.

The date of demutualisation and flotation may be influenced by things like market conditions and the performance of Standard Life's business. Demutualisation and flotation could happen later than July 2006. There is no guarantee that Standard Life will demutualise and you should not base your financial decisions on our demutualisation plans at this stage.

You should be aware that the value of investments and any income from them can go down as well as up and, accordingly, if you buy Standard Life shares, you may not get back the amount you invest and the value of your holding of Standard Life shares may fall below the price at which the Standard Life shares are offered for sale under the Initial Share Sale Facility and/or the opening price at which the Standard Life shares commence trading. You should read the risk factors highlighted in the *prospectus summary* accompanying this *retail offer share guide*, any *covering letter*, and the *retail offer buy form*, as well as those in the Registration Document and Securities Note, carefully prior to making a decision as to whether to invest in Standard Life shares. Investing in Standard Life shares or using the Standard Life Share Account (including its nominee and share dealing services) described in this *retail offer share guide* may not be suitable for everyone.

NOT FOR PUBLICATION OR DISTRIBUTION IN THE UNITED STATES. Standard Life shares have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

NOT FOR PUBLICATION OR DISTRIBUTION IN AUSTRALIA, CANADA, JAPAN, ITALY, NEW ZEALAND OR ANY JURISDICTION WHERE PUBLICATION OR DISTRIBUTION OF THESE MATERIALS WOULD BE UNLAWFUL.

Standard Life plc, Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH. Incorporated and registered in Scotland with registered number SC286832.

Holding your Standard Life shares
See page 11

Buying and selling shares after flotation
See page 13

Contact us
See page 28

What's in this document

The meaning of some of the terms starting with a capital letter, and some other words used in this *retail offer share guide*, are explained in the *'Some useful definitions'* section on page 15.

Please read this share guide carefully and keep it in a safe place

It will help explain the option available to you. It also includes information you may need at a later date – including the Terms and Conditions of the Retail Offer and the Terms and Conditions of the Standard Life Share Account, which are set out in Part 3.

This *retail offer share guide,* the *prospectus summary,* any *covering letter,* and the *retail offer buy form* are intended to be read **only** by UK residents. They should not be given to or used by anybody else.

Please note that you should only make an investment decision in relation to Standard Life shares on the basis of the information contained in the Prospectus relating to Standard Life plc.

Standard Life plc, which will be the new parent company of the Standard Life group of companies after demutualisation, is expected to float on the London Stock Exchange on or around Monday 10 July 2006.

On the flotation of Standard Life, you will have the opportunity to purchase shares in Standard Life plc. You need to choose whether you wish to take advantage of this opportunity.

You should be aware that the value of shares, and any income from them, can go down as well as up. This means that you could get back less than you invest and that any shares you buy on flotation could fall below their initial value.

You are not being given any advice on buying shares by Standard Life plc. If you are unsure about the action you should take we recommend you speak to a qualified financial adviser.

Information on legislation and taxation is based on the Company's understanding of the current law and relevant tax authority practice. Legislation and taxation are liable to change in the future, including with retrospective effect.

Making your decision

To help you make your decision you should read:

This retail offer share guide

It is designed to help you understand what you should do now. It also contains important terms and conditions.

The prospectus summary

This is a summary of the full Prospectus relating to Standard Life plc. The *prospectus summary* gives you basic information about the business, including its key strengths and strategy and selected summary financial information about Standard Life. The *prospectus summary* also includes some information on the Standard Life group's current trading and prospects and also mentions certain risk factors relating to investing in Standard Life shares.

You can get a copy of the full Prospectus free of charge from our website at **www.standardlife.com** or by contacting your dedicated helpline. You can find the number and contact details in the *'Contact us'* section on page 28.

Applying to buy shares on flotation


STANDARD LIFE
Your retail offer buy form
Date of birth


Sort code
Account number
Sign here
Date

If you want to buy Standard Life shares in the Retail Offer, **you need to fill in and return your *retail offer buy form*** – as soon as possible and so it arrives no later than **10am on Wednesday 5 July 2006.**

You need to complete Steps ❶, ❷ and ❻ to apply to buy shares. You can choose to complete steps ❸, ❹ and ❺.

You can apply to invest from £1,000 and there is no maximum limit.

You may not receive shares for the full amount you apply for. If this is the case, you will receive a refund for the difference between the amount you apply to invest and the amount you pay for the shares you receive.

For information on paying for your shares, please see page 6.

How much do you want to invest in shares?

Up to £10,000
Tick the box in Step ❶ that matches the amount of money you want to apply to invest.

Over £10,000 and up to £50,000
Write the amount you wish to apply to invest in the box provided. The amounts you can put in the box are:

£15,000	£30,000	£45,000
£20,000	£35,000	£50,000
£25,000	£40,000	

Over £50,000
Write the amount you wish to apply to invest in the box provided, increasing in amounts of £10,000. Examples of amounts you can put in the box are:

£60,000	£110,000	£160,000
£70,000	£120,000	£170,000
£80,000	£130,000	£180,000
£90,000	£140,000	£190,000
£100,000	£150,000	£200,000 and so on

There is no maximum limit to the amount you can apply to invest in shares. Ring your local dedicated helpline if you want to apply for more than £990,000 as this is the maximum provided for in the form.

Paying for your shares

You need to write a cheque or get a banker's draft for the value of the shares you have applied to invest in, made payable to 'Standard Life Share Offer' and crossed 'A/C payee'. Then attach it to the space at Step ❷ of the *retail offer buy form* with a pin.

EU money laundering regulations apply if you are investing more than £9,000. This means that:

- If you do not use your own personal cheque and use a bank or building society cheque or banker's draft instead, you should ensure that the institution issuing that cheque or banker's draft writes the name, address and account number of the account holder on the back of the cheque or banker's draft and adds its stamp

- If you use a cheque drawn on someone else's account or in someone else's name, you should write your own name and address and date of birth on the back of the cheque. You may also be asked to provide further identification and we may carry out searches of electronic databases to confirm your personal details. Your application will be placed on hold until we receive this. **If we do not receive the identification we have asked for, your application to buy shares may be rejected**

You can also choose to give us your bank details in Step ❹ so that any future dividends can be paid direct into your account and your e-mail address in Step ❸. If you want to receive a share certificate instead of keeping your shares in the Standard Life Share Account, you should also tick the box in Step ❺. Before you do, please read the information about *'Holding your Standard Life shares'* on page 11.

Once you have attached your payment, please return your form to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8ZX. Your form and payment must arrive by the deadline – 10am on Wednesday 5 July 2006. It is your responsibility to ensure that they do.

Once you have attached or made your payment, please return your form.

Please follow the instructions carefully – your application to buy shares will be rejected if your *retail offer buy form* is:

- **Not completed properly, or**
- **Returned without the required payment being attached, or**
- **Returned, but without you having provided further information to allow us to confirm your personal details, if requested, or**
- **Received after the deadline - 10am on Wednesday 5 July 2006.**

You need to fill in and return your retail offer buy form – as soon as possible and so it arrives no later than 10am on Wednesday 5 July 2006

When everything is expected to happen

What is happening?	When?
If you want to apply to buy shares on flotation, you need to complete and return your *retail offer buy form* with your cheque or banker's draft so it arrives by the deadline.	**Must arrive by 10am on Wednesday 5 July 2006**
We will announce the offer price and the basis of allocation of shares under the Offers. You will be able to see this on our website **www.standardlife.com**.	**Planned to happen by Sunday 9 July 2006***
Standard Life will demutualise and Standard Life plc will float on the London Stock Exchange. Dealing in Standard Life shares will begin.	**Planned for Monday 10 July 2006***
If your application to buy shares is accepted – a share account statement or share certificate (as appropriate) will be posted to you with your *welcome pack*. If you have not received your share account statement or share certificate (as appropriate) by Monday 31 July 2006, please contact us as soon as possible.	**Planned to happen by Monday 17 July 2006***

*** The date of demutualisation and flotation may be influenced by things like market conditions and the performance of our business. Demutualisation and flotation could happen later than July 2006. There is no guarantee that Standard Life will demutualise and you should not base your financial decisions on our demutualisation plans at this stage.**

Part 1: Buying shares on flotation – answering your questions

What you need to know about shares

What is a share?

A share gives a shareholder part-ownership of a company.

What is a shareholder?

A shareholder owns a share in a company and is therefore a part-owner of that company. Shareholders are usually entitled to vote at general meetings, receive financial information and are entitled to any dividends paid on the type of share they own.

What is flotation?

Flotation is the name given to the process by which shares become listed and can subsequently be traded on a stock exchange. Standard Life shares will be listed and traded on the London Stock Exchange.

What is a stock exchange?

A stock exchange is a market on which publicly listed shares are bought and sold.

What is a dividend?

If a company makes a profit, shareholders may receive a share of the profits in the form of payments called dividends. If a company does not perform well, this may lead to its dividends being reduced or no dividend being paid at all.

How would my dividends be paid?

If you complete Step ❹ of your *retail offer buy form* the dividends payable on your shares would be paid directly into the bank or building society account of your choice. By having your dividends credited to your chosen account the money will usually be available to use more quickly than if you receive your dividends in the form of a cheque.

If you haven't completed this section of your *retail offer buy form*, or this section has not been correctly, any dividends will be paid to you by cheque.

We currently intend either to offer shareholders the opportunity to take their dividends in the form of shares rather than cash, or to reinvest their dividends in Standard Life shares.

How much are listed shares worth?

The value of shares in a company can go up or down. How much a company's shares are worth at any time depends on a number of things, including:

- **The value of the company's business** – this is generally related to how the business is performing. The more a business is worth, the more its shares are likely to be worth
- **How well the stock market is performing** – in general, the better the market is performing, the more shares tend to be worth

What is the welcome pack and when will I receive it?

Your *welcome pack* will include useful information you will need as a shareholder of Standard Life plc. It is expected to be issued by Monday 17 July 2006.

Buying shares on flotation

How do I apply to buy shares on flotation?

If you want to apply to buy shares on flotation:

- Read this *retail offer share guide*
- Read the *'Terms and Conditions of the Retail Offer'* on page 19
- Complete and return your *retail offer buy form*

What's the minimum investment in shares that I can apply for?

You can apply to invest a minimum of £1,000.

What's the maximum investment in shares that I can apply for?

There is no maximum limit to the amount you can apply to invest in shares. Ring the helpline if you want to apply for more than £990,000 as this is the maximum provided for in the form.

How will I know what price I will pay for the shares?

We expect to announce the offer price by Sunday 9 July 2006. You will be able to see this on our website at **www.standardlife.com**

How will the number of shares be calculated?

The number of shares you will get is calculated by dividing the amount you paid by the offer price. This is then rounded down to the nearest whole number of shares.

For example, if your application to invest £1,000 in shares was accepted in full, and the offer price is £2.40, you would receive 416 shares at a price of £998.40. The remaining £1.60 would be donated to charity, as the administration costs of returning small sums of money are high.

You may not receive shares for the full amount you apply for. If this is the case, you will receive a refund for the difference between the amount you apply for and the amount you pay for the shares you receive.

Please note that the above calculation is just an example. The final offer price will be determined by Standard Life plc in consultation with Merrill Lynch International and UBS Limited. Standard Life plc will consider a number of factors in setting this price, including the level of demand for Standard Life shares, the number of shares to be sold by eligible members on flotation and the desire to establish an orderly after-market in Standard Life shares.

We will publish details on our website of the final offer price and of how we will allocate shares by Sunday 9 July 2006.

How will the shares be allocated?

The number of shares available and how they will be allocated will be at the discretion of Standard Life plc in consultation with Merrill Lynch International and UBS Limited. Standard Life plc will consider a number of factors in determining the allocation, including the level of demand for Standard Life shares, the number of shares to be sold by eligible members on flotation and the desire to establish an orderly after-market in Standard Life shares.

Shares are expected to be allocated between the Offers in the following order of priority, in each case subject to any scaling back:

- to meet applications in the Preferential Offer; and
- to meet applications in the Institutional Offer and the Retail Offer

You may not receive shares for the full amount you apply for. If this is the case, you will receive a refund for the difference between the amount you apply for and the amount you pay for the shares you receive posted to you by cheque no later than Monday 17 July 2006, without interest.

In the event that applications in the Preferential Offer and the Retail Offer are scaled back, the allocation policy may favour smaller applications.

You will not be allocated a number of shares worth more than the amount you have stated on your *retail offer buy form* that you wish to apply to invest.

How will buying shares affect my tax position?

There is some general information about tax in the Taxation Considerations section of the Securities Note in the full Prospectus. For specific advice on your own position, you should consult a qualified financial adviser.

Can I also buy shares after flotation?

You can buy shares after flotation through the share dealing services described in *'Buying and selling Standard Life shares after flotation'* on page 13 or through a stockbroker or other authorised share dealing service.

Can I change my mind once I have posted my buy form?

If you return a *retail offer buy form* to apply to buy shares you will be agreeing to be bound by the terms and conditions set out in *'Terms and Conditions of the Retail Offer'* on page 19. You should read these terms and conditions carefully before returning your form.

Once you have posted your *retail offer buy form* to us you will not be able to withdraw you application to buy shares in the Retail Offer except in the very limited circumstances described in *'Terms and Conditions of the Retail Offer'* on page 19.

Holding your Standard Life shares

This section gives you some helpful information which you should read if you are thinking about applying to buy shares. It tells you about the Standard Life Share Account and share certificates.

About the Standard Life Share Account and share certificates

How will my Standard Life shares be held?

If you decide to buy shares they will be held for you in the Standard Life Share Account unless you opt for a share certificate instead or are a UK company. This has been set up exclusively for the shareholders of Standard Life plc and will be managed and administered by our registrars – Computershare Investor Services PLC.

We expect most shareholders will find the Standard Life Share Account a secure and convenient way of holding their Standard Life shares – you will only be able to trade your Standard Life shares using the share dealing services descibed on page 13.

Can I choose to receive a share certificate instead?

You can choose to receive a share certificate in respect of your Standard Life shares instead. To do this, please tick the box in Step ❺ of your *retail offer buy form.*

How does the Standard Life Share Account work?

When you hold your Standard Life shares in the Standard Life Share Account, these shares will be held on your behalf in the name of a wholly-owned subsidiary of Computershare Investor Services PLC. You will, however, be treated in a similar way as if you hold a share certificate.

What are the benefits of the Standard Life Share Account?

If you hold your Standard Life shares in the Standard Life Share Account, your name and address will not appear on Standard Life plc's shareholder register, which is a public register, so your details should remain confidential.

You will also not have to worry about looking after a share certificate. If you lose a share certificate, it may be expensive to replace.

A shareholder who uses the Standard Life Share Account will receive dividends and the same financial benefit and all company information that is sent to shareholders who hold a share certificate. They are also entitled to attend, speak and vote at Annual and Extraordinary General Meetings – both on a show of hands and on a poll. For more information, see *'Terms and Conditions of the Standard Life Share Account'* on page 22.

Are there any charges associated with using the Standard Life Share Account?

There are no charges for opening a Standard Life Share Account and there is no annual management charge for holding your shares in the Standard Life Share Account.

If you want to leave the Standard Life Share Account in the future you have two choices:

- If you would like to receive a share certificate in respect of your Standard Life shares you can contact our registrars and ask them for a form to remove your Standard Life shares from the Standard Life Share Account. There will be an administration charge for this – currently £12. This administration charge will not apply if you are simply selling your Standard Life shares through the share dealing services described in *'Buying and selling Standard Life shares after flotation'* on page 13; or

- If you would like your Standard Life shares to be transferred to CREST or a share deposit account, you can contact our registrars and ask them for a form to remove your Standard Life shares from the Standard Life Share Account. There will be an administration charge for this – currently £15.

The terms and conditions of the Standard Life Share Account are set out in the *'Terms and Conditions of the Standard Life Share Account'* on page 22. They contain a full list of the current charges associated with the Standard Life Share Account.

Can I hold my shares in joint names?

You will not be able to buy shares in joint names on flotation.

After flotation, you can transfer some or all of your Standard Life shares to another person or into joint names. We will send you more information about this in your *welcome pack.*

If you transfer your Standard Life shares to someone else there will be tax consequences and you should speak to a qualified financial adviser.

Can I hold shares in other companies in the Standard Life Share Account?

No. The Standard Life Share Account has been designed exclusively for Standard Life shares.

How do I receive a share certificate instead?

You can choose to receive a share certificate on flotation instead of having your shares held in the Standard Life Share Account by ticking the box in Step ❺ of your *retail offer buy form.* Any holder of Standard Life shares can receive a share certificate in respect of their shares after flotation by contacting our registrars.

What else do I need to know about share certificates?

A share certificate is documentary evidence that you own shares in a company. If you choose to receive a share certificate instead of having your Standard Life shares held in the Standard Life Share Account, it is important you look after it because you will need it if you want to sell your Standard Life shares and there will be a charge for its replacement from Friday 11 August 2006.

If you hold a share certificate, your name and address and the number of Standard Life shares you hold will be shown on the Standard Life plc share register. This is a public register and you may receive unsolicited mail from other companies.

What happens if I lose my share certificate after I have received it?

Our registrars will issue a replacement. There will be an administration charge of £30.11 for this. You will also be sent a legally binding letter. You must sign this to confirm your loss and agree to make good any loss suffered by Standard Life plc or the registrars as a result of your loss. You may be required to take out insurance at your own expense to cover this liability. This letter may require countersigning by a bank or insurance company, who may also charge for this service.

How do I sell my shares if I have a share certificate?

You can sell them through the share dealing services described on page 13, or by contacting a stockbroker or another authorised share dealing service of your choice. More information on these will be included in your *welcome pack.*

When will I receive my share account statement or share certificate?

We plan to post share account statements and share certificates (at your own risk) by Monday 17 July 2006, if the flotation of Standard Life plc goes ahead as planned on Monday 10 July 2006.

If you have not received your share account statement or share certificate (as applicable) by the end of Monday 31 July 2006, please contact your local dedicated helpline by Friday 11 August 2006. You will be required to complete various documents. Once our registrars are satisfied as to such request, they will arrange for you to be sent a replacement share certificate.

Until you have received your share account statement or share certificate (as applicable), you will not be able to use the share dealing services to sell your shares.

Buying and selling Standard Life shares after flotation

What will the share dealing services be?

The following share dealing services are expected to be made available to the majority of shareholders:

- A postal dealing service
- A telephone dealing service
- An internet dealing service

These services will be provided by Computershare Investor Services PLC.

If you hold a share certificate in respect of your shares you can also buy and sell Standard Life shares by contacting a stockbroker or other authorised share dealing service of your choice after the Standard Life shares start trading on the London Stock Exchange.

Who can use the share dealing services?

If you hold Standard Life shares in the Standard Life Share Account or hold a share certificate, you will be able to use the share dealing services described below.

Until you have received your share account statement or share certificate (as applicable), you will not be able to use the share dealing services to sell your Standard Life shares.

If you hold your Standard Life shares in the Standard Life Share Account, you will only be able to use any available share dealing service provided by Computershare Investor Services PLC if you wish to sell your Standard Life shares or buy more.

Other share dealing services may have different commission rates or charges.

What will the costs be?

Dealing Services (including purchases and sales)	Percentage of value of the deal	Minimum charge
Postal	0.5%	£15
Telephone	1%	£15
Internet*	0.5%	£15

*Internet purchases are only available from October 2006.

These services will only be provided to you if you are resident in the United Kingdom.

In addition to the share dealing charges, stamp duty (or stamp duty reserve tax) of currently 0.5% is payable on all share purchases.

What price will I pay or receive if I buy or sell shares after flotation?

You will pay or receive the price at which your Standard Life shares are bought or sold in the market in accordance with the terms and conditions of the dealing service through which you choose to deal. That price may be higher or lower than the price at which you could buy shares in Standard Life plc on flotation.

If you are using the postal, telephone or internet dealing service to buy or sell shares worth in excess of £9,000 (in one transaction or in two or more linked transactions) or on a frequent or habitual basis, you may be required to provide evidence of your identity to the service provider (if you have not already done so) in order to comply with EU money laundering regulations.

Part 2: Some more useful information

Some useful definitions

bonus shares – the shares in Standard Life plc to be issued to persons who hold shares received by eligible members on Standard Life's demutualisation or additional shares bought at a discounted price in the Preferential Offer for the required period from the date of flotation. People who buy shares in the Retail Offer are not eligible for bonus shares in respect of those shares.

CREST – the multi-currency electronic settlement system for UK and Irish securities operated by CREST Co Limited.

eligible member – a member of Standard Life who is entitled to receive shares on the demutualisation of Standard Life.

Institutional Offer – the offer to be made by Standard Life plc to certain institutional and other significant investors to buy Standard Life shares at the offer price as part of the flotation.

minor – a person who is under 18 (or 16 in Scotland).

Preferential Offer – the offer by Standard Life plc to qualifying persons and qualifying employees to buy Standard Life shares on preferential terms as part of the flotation.

qualifying employees – employees of the Standard Life group on 18 April 2006 (provided that any such employee has not given notice to terminate his or her contract of employment) but excluding the directors of Standard Life and Standard Life plc.

qualifying persons – eligible members who live in the UK, the Republic of Ireland, Germany or Austria who are keeping their shares on flotation and certain other customers of companies in the Standard Life group, as described in the Prospectus.

Retail Offer – the offer to be made by Standard Life plc to certain individuals and other investors to buy Standard Life shares at the offer price as part of the flotation.

share account statement – the statement you will receive setting out the number of shares held for you in the Standard Life Share Account.

share certificate – a certificate from Standard Life plc evidencing that you are the legal owner of Standard Life shares. An alternative to holding a share certificate is to hold your Standard Life shares in the Standard Life Share Account.

Standard Life or SLAC – The Standard Life Assurance Company.

Standard Life Share Account – an account set up for Standard Life plc in which certain shareholders of Standard Life plc may hold their Standard Life shares.

Standard Life shares or shares – shares in Standard Life plc including shares bought in the Retail Offer.

References to 'I' or 'my' in this retail offer share guide and the retail offer buy form apply, where relevant, to companies as well as to individuals.

How to sign the forms – companies, minors, third parties and trustees

In most cases, if your name is on the form, you can simply sign and date your own form. This section tells you about some special cases – people who are signing on behalf of a company, a third party, a trustee or are under 18 (or under 16 in Scotland).

Are you signing on behalf of a company?

To sign on behalf of a company, you must be a director, secretary or another person authorised to sign for that company. When you sign, you should write the capacity under which you are signing under the 'Sign here' box on your form. If you are signing on behalf of a UK company, you can apply the common seal of the company to the form countersigned in the normal way in which the company executes documents under seal.

Are you a minor, or signing on behalf of a minor?

If you are a minor, your parent and/or guardian must sign the form for you in the 'Sign here' box, stating under the box the capacity in which they are signing.

If you are the parent or guardian of a person who is under 18 (or under 16 in Scotland) and have received a form on their behalf, you must sign the relevant form on their behalf in the 'Sign here' box.

Are you signing on behalf of a third party?

If you are signing a form under a power of attorney or other evidence of authority (for example, a grant of probate), you must attach a copy of the power of attorney or other evidence of your authority to sign, certified by a solicitor or notary public with the form.

If a certified copy of the necessary power of attorney or other such authority is not returned with your form, your form will not be accepted.

Are you signing as a trustee?

Where you are buying shares as a trustee of an occupational pension scheme, the sole trustee or (where there is more than one trustee) all the trustees should sign the relevant form. Where a company is a trustee, then the form must be signed by someone who is authorised to sign on behalf of that company (see *'Are you signing on behalf of a company?'* above).

Part 3: Terms and Conditions

Definitions for use with the Terms and Conditions

Save where the context requires otherwise, the terms used in the terms and conditions of the Retail Offer in this Part 3 (but not defined) have the following meanings:

Admission – admission by the UK Listing Authority of the Ordinary Shares to listing on the Official List in accordance with the Listing Rules and the admission of the Ordinary Shares to trading on the main market for listed securities of the London Stock Exchange in accordance with the Admission and Disclosure Standards produced by the London Stock Exchange;

Admission and Disclosure Standards – the requirements contained in the current edition of the publication "Admission and Disclosure Standards" containing, amongst other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's main market for listed securities;

Articles – the articles of association of the Company;

Business Day – a day (not being a Saturday or Sunday) on which banks are open for business in London and Edinburgh;

Canadian Member – a person who is an Eligible Member whose last recorded address, as recorded in the Records as at the Relevant Time on the SGM Date, is in Canada;

Company – Standard Life plc, a public limited company incorporated in Scotland with registered number SC286832 and whose registered office is at Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH;

Demutualisation Shares – the Ordinary Shares to be allotted and issued upon the demutualisation of SLAC to Eligible Members (other than Non-Permitted Country Members), or to a nominee on their behalf, in accordance with the Main Scheme;

Directors – shall have the meaning given to it in the Prospectus;

Effective Date – the date on which the Main Scheme shall become effective;

Effective Time – the time on the Effective Date at which the Main Scheme shall become effective;

Eligible Member – each person who is a member of SLAC in accordance with the SLAC Regulations immediately prior to the Effective Time, but excluding SL MACS plc and SL MACS (No. 2) plc;

FSA – the UK Financial Services Authority;

FSMA – the Financial Services and Markets Act 2000, as amended;

HMRC – Her Majesty's Revenue & Customs;

Initial Share Sale Facility – the facility through which Voluntary Sales will be effected at the time of Admission to be provided by the Sale Nominee, pursuant to the terms and conditions of the Initial Share Sale Facility which are set out in the Securities Note and in this Part 3;

Institutional Offer – the offer of Ordinary Shares to certain institutional investors and other significant investors at the Offer Price, as more particularly described in the Securities Note;

Ireland – the Republic of Ireland;

Listing Rules – the listing rules issued by the FSA in its capacity as UK Listing Authority;

London Stock Exchange – London Stock Exchange plc;

Main Scheme – the scheme pursuant to Part VII of, and Schedule 12 to, FSMA under which substantially all of the long term business of SLAC is to be transferred to Standard Life Assurance Limited;

Memorandum – the memorandum of association of the Company;

Non-Permitted Country Member – an Eligible Member who is an Overseas Person;

Offer Price – the price per Ordinary Share payable under the Institutional Offer and the Retail Offer, which will be determined by the Company in consultation with Merrill Lynch International and UBS Limited;

Occupational Pension Scheme – any scheme or arrangement (wherever located) relating to an employer to or in respect of employees which is comprised in one or more instruments or agreements under which benefits, in the form of pensions, lump sum or other like benefits, are provided, or to be provided, on retirement, or on death, or in anticipation of retirement, or in connection with past service after retirement or death, or in connection with any change in the nature of the service of each such employee (other than accident or death by accident schemes);

Occupational Pension Scheme Policy – a Policy (including a Pension Scheme Member Policy) held by one or more Occupational Pension Scheme Trustees;

Occupational Pension Scheme Trustee – the person who is alone or with other persons the legal owner of one or more Occupational Pension Scheme Policies by virtue of being the trustee or plan sponsor, as the case may be, of an Occupational Pension Scheme Policy;

Offers – the offers of Ordinary Shares comprising the Preferential Offer, the Institutional Offer and the Retail Offer;

Official List – the Official List maintained by the UK Listing Authority pursuant to Part IV of FSMA;

Ordinary Shares – ordinary shares of 10 pence each (or, where the context so requires, such other nominal value as they may then have) in the capital of the Company;

Overseas Person – a person whose last recorded address as recorded in the Records as at the Relevant Time on the SGM Date, is not in a Permitted Country;

Pension Scheme Member Policy – an Occupational Pension Scheme Policy issued by the UK or Irish business of SLAC in relation to which SLAC holds individual records of underlying members of the scheme in relation to whom investments are made under the policy;

Permitted Country – any or all of Austria, Canada, the Channel Islands, Germany, Ireland, the Isle of Man and the United Kingdom;

Preferential Offer – the offer of Ordinary Shares to Qualifying Persons and Qualifying Employees pursuant to the terms and conditions of the Preferential Offer, which are set out in the Securities Note and in this Part 3;

Policy – a contract entered into by SLAC (including orphan TN certificates and subrogated TN certificates, each as defined in the SLAC Regulations in force immediately prior to the Effective Time), the object of which is within any class or classes of insurance business specified in Schedule 1 to the Regulated Activities Order or any other class or description of insurance, pension, indemnity, annuity or guarantee business;

Preferential Offer Price – the price per Ordinary Share being at a discount of 5% to the Offer Price;

Pricing Statement – the pricing statement containing the Offer Price and the Preferential Offer Price expected to be published by 9 July 2006;

Prospectus – the prospectus issued by the Company in relation to the Offers, comprising the Summary, the Registration Document, and the Securities Note prepared, published and approved by and filed with the FSA in accordance with the Prospectus Rules;

Prospectus Rules – the Prospectus Rules of the FSA made under section 73A of FSMA;

QIBs – Qualified Institutional Buyers as such term is defined in Rule 144A;

Qualifying Employee – an employee of any company within the Standard Life Group in service on 18 April 2006, provided that such employee shall not have given notice of termination of his or her contract of employment, but excluding each director of SLAC and the Company;

Qualifying Person – shall have the meaning given to it in the Prospectus;

Receiving Agent – Computershare Investor Services PLC;

Records – the electronic and/or other records of SLAC;

Registration Document – the Registration Document produced under the Prospectus Rules, which, together with the Securities Note and the Summary, constitutes the Prospectus;

Regulatory Information Service – a Regulatory Information Service that is approved by the FSA and is on the list of Regulatory Information Services maintained by the FSA;

Regulation S – Regulation S as promulgated under the US Securities Act;

Relevant Time – 11:59 p.m. UK time;

Retail Offer – the offer of Ordinary Shares to certain individuals and other investors in the United Kingdom at the Offer Price pursuant to the terms and conditions of the Retail Offer which are set out in the Securities Note;

Retail Offer Application Form – a form pursuant to which individual and other investors resident in the United Kingdom are entitled to make an application to purchase or subscribe for Ordinary Shares in the Retail Offer;

Rule 144A – Rule 144A under the US Securities Act;

Sale Nominee – Computershare Company Nominees Limited, a company registered in Scotland No. SC167175, or any other nominee company appointed by the Company to which the Sale Shares are to be issued and which is to sell such Sale Shares on behalf of Voluntary Sellers pursuant to the terms and conditions of the Initial Share Sale Facility;

Sale Shares – Demutualisation Shares to be sold on behalf of Voluntary Sellers pursuant to the terms and conditions of the Initial Share Sale Facility;

SDRT – Stamp Duty Reserve Tax;

Securities Note – the Securities Note produced under the Prospectus Rules, which, together with the Registration Document and the Summary, constitutes the Prospectus;

SGM or Special General Meeting – the special general meeting of SLAC held on the SGM Date to consider the Proposal;

SGM Date – 31 May 2006;

Share Account Statement – a statement of a person's holding of Ordinary Shares in the Standard Life Share Account;

Share Guide – each of the explanatory guides relating to receiving Demutualisation Shares and/or the Preferential Offer and/or the Retail Offer containing the terms and conditions of the Preferential Offer, the Retail Offer, the Initial Share Sale Facility and/or the Standard Life Share Account (as appropriate);

Share Nominee – Computershare Company Nominees Limited, a company registered in Scotland No. SC167175, or any other company appointed by the Company to act as a nominee holder of Ordinary Shares in the Standard Life Share Account;

SLAC – The Standard Life Assurance Company, to be renamed The Standard Life Assurance Company 2006 on or around the Effective Date;

SLAC Regulations – the regulations of SLAC made under Section 14 of the Act, in force at the relevant time;

Standard Life Assurance Limited – Standard Life Assurance Limited (registered in Scotland with number SC286833);

Standard Life Group – if used to refer to a time before the Effective Time, SLAC and each of its subsidiaries and, if used to refer to a time after the Effective Time, the Company and each of its subsidiaries;

Standard Life Share Account – the arrangements for the holding of Ordinary Shares through a nominee, the terms and conditions of which are set out in the Securities Note and in this Part 3;

Summary – the Summary produced under the Prospectus Rules, which, together with the Registration Document and the Securities Note, constitutes the Prospectus;

UK or United Kingdom – the United Kingdom of Great Britain and Northern Ireland;

UK Listing Authority – the FSA, acting in its capacity as the competent authority for listing in the United Kingdom under Part IV of FSMA;

US or United States – the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

US Securities Act – the US Securities Act of 1933, as amended;

Voluntary Sales – the sale through the Initial Share Sale Facility of Demutualisation Shares allotted and issued to a nominee on behalf of Eligible Members who have elected to sell their Demutualisation Shares or, in the case of Canadian Members and Eligible Members for Pension Scheme Member Policies, have not elected to retain their relevant Demutualisation Shares; and

Voluntary Sellers – Eligible Members who effect a Voluntary Sale.

Terms and Conditions of the Retail Offer

INTRODUCTION

1. For the purposes of these terms and conditions only, references to "you" are to the person applying to buy Ordinary Shares in the Retail Offer using the Retail Offer Application Form.

2. If you apply for Ordinary Shares in the Retail Offer you will be agreeing with the Company, Merrill Lynch International, UBS Limited and the Receiving Agent to the terms and conditions set out below.

Offer to purchase Ordinary Shares

3. Applications must be made on a Retail Offer Application Form. By completing and submitting a Retail Offer Application Form, you, as the applicant, or, if you sign the Retail Offer Application Form on behalf of somebody else or a corporation, that person or corporation:

   (a) offer to acquire at the Offer Price the maximum number of Ordinary Shares (rounded down to the nearest whole Ordinary Share) that may be acquired with the amount that you have specified in your Retail Offer Application Form as the amount which you wish to invest (or any smaller amount in respect of which your application to acquire Ordinary Shares in the Retail Offer is accepted), subject to the provisions of the Prospectus, these terms and conditions, the terms of the Retail Offer Application Form, the Pricing Statement, any supplementary prospectus and the Memorandum and Articles;

   (b) agree that your application to acquire Ordinary Shares in the Retail Offer must be for a minimum investment in Ordinary Shares of £1,000 at the Offer Price;

   (c) agree that there is no minimum allocation of Ordinary Shares in the Retail Offer and that, in the event your application is scaled back, you may not receive the full value of Ordinary Shares you applied to invest;

   (d) authorise the Receiving Agent to send on behalf of the Company (i) a definitive share certificate for the number of Ordinary Shares for which your application is accepted or a Share Account Statement if your Ordinary Shares are to be held in the Standard Life Share Account (the "Share Account") and/or (ii) a sterling cheque crossed "account payee" for any monies returnable (without interest) or your cheque or banker's draft, in each case by post to your address and to do all things and, where applicable, to take all actions necessary to procure that your name or the name of Computershare Company Nominees Limited, as the Share Nominee, is placed on the register of members of the Company in respect of the Ordinary Shares for which your application is accepted;

   (e) in consideration of the Company, Merrill Lynch International, UBS Limited and the Receiving Agent agreeing that they will not, prior to the date of Admission (or such later date as the Company, Merrill Lynch International and UBS Limited may agree), sell to any person or assist in the sale to any person of any of the Ordinary Shares comprised in the Offers other than by means of the procedures referred to in the Prospectus and as a collateral contract between you, the Company, Merrill Lynch International, UBS Limited and the Receiving Agent which will become binding on you on despatch by post or delivery to the Receiving Agent of your Retail Offer Application Form, you:

      (i) agree that, subject to any statutory rights of withdrawal, your application may not be revoked or withdrawn by you until after 31 August 2006 in the event that Admission has not taken place by that date;

      (ii) undertake to pay the Offer Price for the Ordinary Shares (payable in full on application) in respect of which your application is accepted;

      (iii) warrant that your cheque or banker's draft accompanying your Retail Offer Application Form will be honoured on first presentation and agree that, if such remittance is not so honoured, notwithstanding that you or the Share Nominee may have been entered on the register of members of the Company, neither you nor the Share Nominee (as the case may be) will be entitled to receive a share certificate or a Share Account Statement in respect of the Ordinary Shares applied for or to enjoy or receive any rights, dividend, distribution or other payment in respect of such Ordinary Shares unless and until you make payment in cleared funds for such Ordinary Shares and such payment is accepted by the Receiving Agent (which acceptance shall be in its absolute discretion and on the basis that you indemnify the Company, the Receiving Agent, Merrill Lynch International and UBS Limited against all costs, damages, losses, expenses and liabilities arising out of, or in connection with, the failure of your remittance to be honoured on first presentation);

      (iv) agree that, at any time prior to unconditional acceptance by the Receiving Agent of such late payment pursuant to sub-paragraph 3(e)(iii) above, the Receiving Agent may (on behalf of the Company, Merrill Lynch International and UBS Limited and without prejudice to any other rights) terminate the agreement (if any) to allocate such Ordinary Shares to you without liability to you and may reallocate the Ordinary Shares to some other person, in which case you will not be entitled to any refund or payment in respect of such Ordinary Shares (other than the refund to you of any proceeds or remittance accompanying your Retail Offer Application Form at your own risk, without interest) and, in the event of termination, any Ordinary Shares which have been issued to you will be sold as soon as is reasonably practicable (and for which purpose you hereby irrevocably authorise the Company, or any person appointed by it for this purpose, to execute on your behalf any instrument of transfer which may be necessary to effect such sale) and consent to the proceeds of such sale being paid to and retained by the Company and you will pay the Receiving Agent (on behalf of itself, the Company, Merrill Lynch International and UBS Limited), on demand, such amount as may be necessary to compensate the Receiving Agent, the Company, Merrill Lynch International and UBS Limited for any losses, costs and expenses incurred or expected to be incurred as a result of the remittance not being honoured on first presentation or as a result of termination of the agreement. Any decision by the Receiving Agent to accept payment shall be without prejudice to the decision of the Company to accept the whole or any part of your application as described in paragraph 8 below;

      (v) agree that any share certificate or Share Account Statement to which you may become entitled and monies returnable to you may be retained pending clearance of your remittance or pending investigation of any suspected breach of any of the warranties contained in sub-paragraphs 14(a), 14(b), 14(g), 14(i), 14(k), 14(l) and 14(n) below and that any interest accruing on such retained monies shall accrue to and for the benefit of the Company;

      (vi) agree, on request by the Receiving Agent, the Company, Merrill Lynch International or UBS Limited, to disclose promptly in writing to Merrill Lynch International, UBS Limited, the Company, or the Receiving Agent such information as they may request in connection with your application and authorise the Receiving Agent, the Company, Merrill Lynch International and UBS Limited to disclose any information relating to your application which it may consider appropriate;

      (vii) agree that any share certificate or Share Account Statement in respect of any Ordinary Shares to which you or the Share Nominee may become entitled and monies returnable to you may be retained pending clearance of your remittance, investigation of any suspected breach of these terms and conditions and any verification of identity which is, or which the Receiving Agent, the Company, Merrill Lynch International or UBS Limited considers may be, required for the purposes of the Money Laundering Regulations 2003 and that any interest accruing on such retained monies shall accrue to and for the benefit of the Company;

      (viii) agree that, if evidence of identity satisfactory to the Receiving Agent, the Company, Merrill Lynch International, UBS Limited and the Receiving Agent is not provided to the Receiving Agent, the Company, Merrill Lynch International and UBS Limited on or before 10 a.m. (London time) on 5 July 2006 (or such later date as the Company, Merrill Lynch International and UBS Limited may agree), the Company, the Receiving Agent, Merrill Lynch International or UBS Limited may terminate your contract of allocation and, in such case, your application monies, less any amount retained by the Company (or its agents) as compensation for breach of contract, will be returned to the bank or other account on

which the cheque or other remittance accompanying the application was drawn and you agree that, in such event, you will have no claim against Merrill Lynch International, UBS Limited, the Receiving Agent, the Company or any of their respective officers, agents or employees in respect of the balance of your application monies, if any, retained by the Company (or its agents) or otherwise in connection therewith;

(ix) agree that your Retail Offer Application Form is addressed to the Company, the Receiving Agent, Merrill Lynch International and UBS Limited;

(x) agree that you are not applying on behalf of a person engaged in, or whom you know or have reason to believe is engaged in, money laundering;

(xi) undertake to ensure that, in the case of an application signed by someone else on your behalf, the original of the relevant power of attorney or other appropriate authority (or a complete copy certified by a solicitor or notary) is enclosed with your Retail Offer Application Form;

(xii) agree that any future communications sent by the Company to you in your capacity as a shareholder of the Company will be in the English language;

(xiii) agree that the Company, Merrill Lynch International and UBS Limited reserve jointly the right to alter any arrangements in connection with the Retail Offer (including the timetable and terms and conditions of application); and

(xiv) agree that the contract arising from acceptance of all or part of your application under the Retail Offer will be, or will be deemed to be, entered into by you and the Company on these terms and conditions (subject to paragraph 3(xiii) above) and that any changes, additions or alterations made to the Application Form will have no effect.

4. If your Retail Offer Application Form is not completed correctly, or is amended, or is received at the return address specified on your Retail Offer Application Form after 10 a.m. on 5 July 2006, or if the accompanying cheque or banker's draft is for the wrong amount or if your Retail Offer Application Form is not accompanied by a power of attorney or other authority (or a copy certified by a solicitor or notary) where required, it is liable to be rejected. In these circumstances, the Company's decision as to whether to reject or treat your application as valid shall be final and binding on you. Neither the Company, Merrill Lynch International, UBS Limited, the Receiving Agent nor any of their respective officers, agents or employees will accept any liability for any such decision and no claim will be made against ant such persons in respect of your non-receipt of Ordinary Shares, or for any loss resulting from such non-receipt.

5. Any application may be rejected in whole or in part by the Company in its absolute discretion.

6. The Company and its agents reserve the right to treat as valid any application not complying fully with these terms and conditions or not in all respects completed or sent in accordance with the instructions on the Retail Offer Application Form or set out in the accompanying Share Guide. The Company and its agents reserve the right to waive in whole or in part any of the provisions of these terms and conditions, either generally or in respect of one or more applications. In these circumstances, the decision of the Company as to whether to treat the application as valid and how to construe, amend or complete it shall be final. You will not, however, be treated as having offered to invest a higher amount than is indicated in the Retail Offer Application Form.

Acceptance of your offer

7. The Company, may accept your application (if your application is received, validated (or treated as valid), processed and not rejected) either:

(a) by notifying, publishing or announcing the final Offer Price and Preferential Offer Price, size of the Offers and the basis of allocation (in which case the acceptance will be on that basis); or

(b) by notifying acceptance to the Receiving Agent.

8. The acceptance may (at the absolute discretion of the Company, in consultation with Merrill Lynch International and UBS Limited) be of the whole or any part of your application and the amount you have offered to invest may be scaled down. The Company will endeavour to satisfy valid applications in full but this is subject to the overall level of demand for Ordinary Shares. The basis of allocation for applications will be determined by the Company, in consultation with Merrill Lynch International and UBS Limited. The Company, in consultation with Merrill Lynch International and UBS Limited reserves the right to scale down such applications as it in its absolute discretion considers appropriate. In the event that applications in the Retail Offer are scaled back, the allocation policy may favour smaller applications.

Condition

9. The contract arising from acceptance of applications (in whole or in part) in the Retail Offer will be entered into by you (if you are a successful applicant) and the Company. Under this contract, you will be required to acquire the Ordinary Shares at the Offer Price. This contract will be conditional upon the Underwriting and Sponsors' Agreement referred to in the Securities Note becoming wholly unconditional and not having been terminated before Admission.

10. Subject to applicable law, you will not be entitled to exercise any remedy of rescission for innocent misrepresentation (including pre-contractual representations) at any time after acceptance. This does not affect any other rights you may have, including, for the avoidance of doubt, any statutory withdrawal rights.

Return of application monies

11. If any application is invalid or not accepted or if any contract created by acceptance does not become unconditional or if any application is accepted for an amount lower than that offered, subject as hereinafter provided, the application monies or the balance of the amount paid on application (as the case may be) will be returned, without interest by cheque crossed "account payee". Any such cheque will be posted to you by no later than 17 July 2006. Prior to that time, application monies will be retained by the Receiving Agent in an account designated for these purposes and any interest accrued on the application monies will be retained by, and for the benefit of, the Company. The cheque and/or banker's draft accompanying your application may be presented on receipt and before acceptance of your application, but this will not constitute acceptance of your application, either in whole or in part. The proceeds of this presentation will be held pending acceptance and, if your application is accepted and the condition in paragraph 9 above is satisfied, will be applied in discharging the total amount due for the Ordinary Shares you have been allocated. Share certificates, Share Account Statements and surplus application monies (if any) may be retained pending clearance of your cheque and/or banker's draft. The right is also reserved to reject any application in respect of which your cheque or banker's draft, as the case may be, has not been cleared on first presentation and, in any event, by 12 noon on 17 July 2006. The Company may require you to pay interest or other resulting costs (or both) if the cheque or banker's draft accompanying your application is not honoured on first presentation.

12. Amounts of less than the Offer Price of one Ordinary Share will be retained by the Company and donated to charity. Sums refunded will, in all cases, be paid in sterling.

Applications

13. The number of Ordinary Shares to be allocated in the Retail Offer will be at the absolute discretion of the Company in consultation with Merrill Lynch International and UBS Limited. The Company has absolute discretion to decide in any individual case whether the conditions of eligibility for the Retail Offer have been satisfied. To participate in the Retail Offer, individuals and other investors resident in the United Kingdom must complete a Retail Offer Application Form. Such persons may not apply jointly with others in the Retail Offer.

Warranties

14. By completing and submitting a Retail Offer Application Form, you:

(a) warrant that, if you sign a Retail Offer Application Form on behalf of somebody else or a corporation, you have the authority to do so and that such other person will be bound accordingly and will be deemed also to have given the confirmations, warranties and undertakings contained in these terms and conditions and undertake to enclose your power of attorney or other appropriate authority (or a complete copy thereof duly certified by a solicitor or notary);

(b) confirm that, in making an application, neither you nor any person on whose behalf you are applying are relying on any information or representation in relation to the Company, any other member of the Standard Life Group or the Offers, or any of them, other than as is contained in the Prospectus, the Pricing Statement and any supplementary prospectus;

(c) in relation to sub-paragraph (b) above, agree that none of the Company, Merrill Lynch International, UBS Limited, the Receiving Agent, the Sale Nominee, any Voluntary Seller, the Directors or any person acting on behalf of them or any person responsible solely or jointly for the Prospectus, the Pricing Statement and/or any supplementary prospectus, or any part of any of them, shall have any liability for any such information or representation (excluding for fraudulent mis-representation);

(d) agree that you have read the Summary and the Share Guide and you agree to be bound by these terms and conditions and the terms and conditions of your Retail Offer Application Form.

(e) acknowledge that the Summary is a summary of the Prospectus and that any investment decision you take in relation to the Ordinary Shares should be based on consideration of the Prospectus.

(f) agree that, having had the opportunity to obtain and read the Prospectus, the Pricing Statement and an supplementary prospectus you shall be deemed to have noted all information and representations concerning the Company or any other member of the Standard Life Group contained in the Prospectus, the Pricing Statement and/or any supplementary prospectus;

(g) agree that no person is authorised in connection with the Offers to give any information or make any representation other than as contained in the Prospectus, the Pricing Statement and any supplementary prospectus and, if given or made, any information or representation must not be relied upon as having been authorised by Merrill Lynch International, UBS Limited, the Company or any other person;

(h) agree to the fullest extent permitted by applicable law that you waive any right you may have under any law or regulation, other than English law or regulation, to bring an action or claim in any jurisdiction, other than in England, against the Sale Nominee and/or any Voluntary Seller in relation to any and all information, representations, statements or omissions contained in the Prospectus, Pricing Supplement and/or any supplementary prospectus or in relation to your application in this Retail Offer.

(i) confirm that you have reviewed the restrictions contained in paragraphs 18 and 19 below and warrant, to the extent relevant, that you (and any person on whose behalf you apply) comply or have complied with the provisions of paragraphs 18 and 19 below;

(j) warrant that, if you are under 18 (or in the case of residents of Scotland, under 16) on the date of your application, your parent or guardian has signed your Retail Offer Application Form on your behalf and will be the registered holder of your Ordinary Shares;

(k) agree that all documents in connection with the Offers and any returned monies may be sent by post to you at your address set out in your Retail Offer Application Form and that subject to paragraph 26 any such documents and return monies will be sent at your own risk;

(l) warrant that (i) you are (or, if you are signing on behalf of another person, that other person is) eligible to participate in the Retail Offer as an individual or other investor resident in the United Kingdom and (ii), subject as hereinafter provided, the Retail Offer Application Form is completed and delivered solely for and on behalf of the applicant and not directly or indirectly, in whole or in part, for or on behalf of any other person;

(m) warrant that you are not applying as, or as nominee or agent of, a person who is or may be a person mentioned in any of Sections 67, 70, 93 or 96 of the Finance Act 1986 (concerning depositary receipts and clearance services);

(n) warrant that you are not (and are not acting on behalf of) a person resident in the United States, Australia or Japan and you are not applying, nor are you applying on behalf of a party, with a view to the re-offer, re-sale or delivery of the Ordinary Shares directly or indirectly in or into the United States, Australia or Japan or to a person resident in the United States, Australia or Japan or to any person who you believe is purchasing or subscribing for the Ordinary Shares for the purpose of such re-sale, re-offer or delivery;

(o) warrant and undertake that you are not applying on behalf of a person engaged in, or whom you know or have reason to believe is engaged in, money laundering; and

(p) agree that any material downloaded from the Standard Life website, www.standardlife.com, in relation to the Retail Offer, is done at your own risk and that you will be solely responsible for any damage or loss of data that results from the download of any material.

Money laundering

15. You agree that in order to ensure compliance with any applicable money laundering regulations (including, without limitation, the Money Laundering Regulations 2003), the Receiving Agent may, at its absolute discretion, require verification of identity from any person lodging a Retail Offer Application Form who either (i) tenders payment by way of banker's draft or cheque drawn on, or by way of telegraphic transfer or similar electronic means from, an account in the name of another person or persons or (ii) appears to that Receiving Bank to be acting on behalf of some other person. In the former case, verification of identity of the applicant may be required. In the latter case, verification of identity of any persons on whose behalf the applicant appears to be acting may be required. Failure to provide the necessary evidence of identity may result in application(s) being rejected or delays in the despatch of documents.

16. Without prejudice to the generality of paragraph 15 above, verification of the identity of applicants may be required if the value of the Ordinary Shares applied for under the Retail Offer, whether in one or more applications (if permissible), exceeds £9,000. If, in such circumstances, you do not use your own personal cheque and use a bank or building society cheque or banker's draft you should ensure that the institution issuing the cheque or banker's draft enters the name, address and account number of the person whose account is being debited on the reverse of the cheque or banker's draft and adds its stamp. If, in such circumstances, you use a cheque drawn on an account in the name of a third party you should write the name and address of the person named in the Retail Offer Application Form on the back of the cheque and record the date of birth of that person. You may also be requested to provide further identification, for example, a copy of the applicant's passport or driving licence certified by a solicitor or notary or a recent original bank or building society statement or utility bill in the your name and showing your current address (which originals will be returned by post at the applicant's risk).

17. You agree that in any of the circumstances set out in paragraphs 15 and 16 above, the Receiving Agent may carry out searches of electronic databases in order to verify your identity.

Overseas investors

18. No person receiving a copy of the Prospectus and/or a Retail Offer Application Form in any territory may treat the same as constituting an invitation or offer to him nor should he in any event use such Retail Offer Application Form unless, in the relevant territory, such an invitation or offer could lawfully be made to him or such Retail Offer Application Form could lawfully be used by him without contravention of any registration or other requirements. No documents relating to the Offers have been submitted to the clearance procedures of any authorities, other than those of the UK, Austria, Germany, Ireland and Jersey. Any application made in the Retail Offer by or on behalf of a person outside of the United Kingdom will be liable to be rejected.

19. (a) The Ordinary Shares have not been and will not be registered under the US Securities Act or qualified for sale under the laws of any state of the United States. The Ordinary Shares may not be offered, sold or delivered in the United States, except to QIBs in transactions exempt from the registration requirements of the US Securities Act or to certain persons in transactions outside the United States pursuant to Regulation S. You are notified that the sellers of the Ordinary Shares may be relying on the exemption from the provisions of Section 5 of the US Securities Act provided by Rule 144A.

(b) The Ordinary Shares have not been and will not be qualified for distribution or registered under the securities laws of Australia or Japan. Save with the prior consent of the Company, Merrill Lynch International or UBS Limited the Ordinary Shares may not be offered, sold, transferred or delivered, directly or indirectly, in Australia or Japan or in any of their states, provinces, territories or possessions or areas subject to their jurisdiction (together "Prohibited Territories") or as a result of a purchase order known to originate in any Prohibited Territory, or to a citizen of, or a person resident in, any Prohibited Territory or to a corporation,

partnership or other entity created or organised in or under the laws of any Prohibited Territory or to an estate or trust which is subject to the taxation of any Prohibited Territory regardless of the source of its income. Accordingly, save with the prior consent of the Company, Merrill Lynch International or UBS Limited, copies of the Prospectus, the Retail Offer Application Forms, the Share Guide, the Pricing Statement, any supplementary prospectus and any related documents are not being, and must not be, mailed or otherwise distributed or sent in or into the Prohibited Territories. Persons receiving such documents must not distribute, mail or send them in, into or from the Prohibited Territories or use the mails or any means, instrumentality or facility of the Prohibited Territories, directly or indirectly, in connection with the Retail Offer and so doing may invalidate any related purported acceptance of the Retail Offer. Persons applying for Ordinary Shares in the Retail Offer shall be deemed to represent and warrant that they are resident in or a citizen of the United Kingdom and will not, as principal or agent, offer, sell, transfer or deliver, directly or indirectly, as part of the distribution of the Ordinary Shares, any Ordinary Shares being purchased to any person in any Prohibited Territory or as a result of a purchase order known to originate in any Prohibited Territory.

Miscellaneous

20. To the fullest extent permitted by law, any liability for representations, warranties and conditions, express or implied and whether statutory or otherwise, (including, without limitation, pre-contractual representations but excluding any fraudulent misrepresentations) are expressly excluded in relation to the Ordinary Shares and the Offers, by the Company the Sale Nominee, each Voluntary Seller, Merrill Lynch International, UBS Limited and the Receiving Agent.

21. Save where otherwise stated or where the context otherwise requires terms used in these terms and conditions are as defined in the Prospectus (as supplemented by any supplementary prospectus issued by the Company in relation to the Offers).

22. The rights and remedies of the Company, the Receiving Agent, Merrill Lynch International and UBS Limited under these terms and conditions are in addition to any rights and remedies which would otherwise be available to any of them and the exercise or partial exercise of any one will not prevent the exercise of others or full exercise.

23. The Company (with the consent of Merrill Lynch International and UBS Limited) reserves the right to delay the closing time of the Retail Offer from 10 a.m. London time on 5 July 2006 by giving notice through a Regulatory Information Service. In this event, the revised closing time will be published in such manner as the Company in its absolute discretion determines subject, and having regard, to the requirements of the UK Listing Authority.

24. The Company may terminate the Offers without any obligation to you whatsoever at any time prior to Admission. If such right is exercised, the Offers will lapse and any monies received in respect of your application will be returned to you without interest.

25. In the event that a supplementary prospectus is published by the Company, you will have a period of at least two clear Business Days within which you may withdraw your application to buy Ordinary Shares in the Retail Offer in the manner specified in the supplementary prospectus. If a supplementary prospectus is published, it will be made available, along with information as to how you can withdraw your application, in the same manner which the Prospectus is being made available, including at the following places:

    (a) on the Standard Life website, www.standardlife.com;

    (b) at the registered office of the Company (Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH); and

    (c) at the offices of the Receiving Agents (2nd Floor, Vinters Place, 68 Upper Thames Street, London EC1 2DH).

    If you do not notify the Company of your intention to withdraw in the required manner within the stipulated period (as set out in any supplementary prospectus) your application to buy Ordinary Shares in the Retail Offer will remain valid and binding upon you.

26. If you do not receive your share certificate, Share Account Statement or cheque for any monies returnable on or before Monday 31 July 2006, you should contact the Company before 11 August 2006. You will be required to provide the Receiving Agent and/or the Company with written confirmation and other documents (unless your request is for a replacement Share Account Statement, in which case, no such confirmation or documents will be required). Once the Company is satisfied as to such a request, it will arrange for you to be sent a replacement share certificate, Share Account Statement or cheque (as the case may be), free of charge. If you notify the Company on or after 11 August 2006 that you have not received your share certificate, Share Account Statement or cheque (as the case may be), in addition to any requirements mentioned above, you will be required to pay a charge for the issue of a replacement.

27. You agree that all applications, acceptances of applications and contracts resulting from them under the Retail Offer shall be exclusively governed by and construed in accordance with English law and that you irrevocably submit to the exclusive jurisdiction of the English courts and agree that nothing shall limit the right of Merrill Lynch International, UBS Limited the Receiving Agent or the Company to bring any action, suit or proceedings arising out of or in connection with any such application, acceptances or contracts in any other manner permitted by law or in any court of competent jurisdiction.

28. You authorise Merrill Lynch International and/or UBS Limited and their agents, on your behalf, to make any appropriate returns to HMRC in relation to stamp duty or SDRT (if any) on any contract arising on acceptance of your application and in relation to stamp duty or SDRT (if any) payable on any transfer of Ordinary Shares as a result of such contract.

29. You agree and acknowledge that Merrill Lynch International and UBS Limited do not act for you and will not treat you as their customer by virtue of an application being accepted under the Retail Offer and you agree that Merrill Lynch International and UBS Limited will not be responsible for providing to you the protections afforded to their customers and that Merrill Lynch International and UBS Limited do not owe you any duties or responsibilities concerning the price of the Ordinary Shares or concerning the suitability of the Ordinary Shares for you as an investment or (save as expressly set out in these terms and conditions) otherwise in connection with the Offers.

30. You authorise the Company or the Receiving Agent, and/or their agents to do all things necessary to effect registration into your name (or the name of the Share Nominee) (as applicable) of any Ordinary Shares acquired by you and authorise any representative of the Company or the Receiving Agent to execute and/or complete any document of title required therefor.

31. Only persons applying for Ordinary Shares under the Offers may rely on the information and representations contained in the Prospectus, the Pricing Statement and/or any supplementary prospectus and, to the fullest extent permitted by law, any liability for the Prospectus, the Pricing Statement and/or any supplementary prospectus to any other person is hereby excluded by the Company, the Sale Nominee, each Voluntary Seller, Merrill Lynch International and UBS Limited and any person responsible solely or jointly for the Prospectus, the Pricing Statement and any supplementary prospectus or any part of any such document.

32. The dates and times referred to in these terms and conditions are based on the expectation that Admission will occur on 10 July 2006 and may be altered by the Company in its absolute discretion (in consultation with Merrill Lynch International and UBS Limited) where the Company considers it necessary to do so.

Terms and Conditions of the Standard Life Share Account

INTRODUCTION

The following are the terms and conditions on which Computershare Investor Services PLC ("Computershare") will provide the Standard Life Share Account for the Shares. The Shares shall include those issued by Standard Life plc to the Nominee under the terms of the Scheme to keep on your behalf, as well as pursuant to a preferential offer and a retail offer on the flotation of Standard Life plc (together, the "Offers"). Such Shares will be issued to the Nominee to hold on your behalf as well as any Shares that are subsequently transferred by you to us or held by us on your behalf, in each case in accordance with these terms and conditions.

Computershare provides the Service by arranging for the Nominee to hold Shares for you. This Service is only available (other than in certain very limited circumstances) to individuals resident in the United Kingdom, the Channel

Islands, the Isle of Man, Germany, Austria and the Republic of Ireland (the "Qualifying Countries"). Where these terms and conditions have been received in a country where the provision of this Service would be contrary to local laws or regulations, these terms and conditions should be treated as being for information purposes only. You may not participate in the Service if you hold any Shares in your own name. If we become aware that you hold any Shares in your own name (or through another Nominee service) and you are holding Shares pursuant to this Service, we will withdraw your Shares from the Service and arrange for them to be registered in your own name. There will be no charge for the withdrawal of Shares from the Service in such circumstances. This Service is available to minors, acting through a parent or guardian, who receive Shares pursuant to the Scheme upon the demutualisation of The Standard Life Assurance Company.

Please read these terms and conditions carefully. They explain the relationship between you and us with respect to the Shares. On Shares being issued by the Company to the Nominee, these terms and conditions will constitute a legally binding agreement between you and us. If there is anything in them which you do not understand, please contact us. Our contact details are listed at section 8. We do not provide you with any investment, taxation or legal advice. If you do need advice on holding your Shares or your tax liability then you should seek independent professional advice. These terms and conditions do not constitute a recommendation to buy, sell, transfer or hold Shares in the Company.

These terms and conditions are dated 15 June 2006 and they can change from time to time on providing you with prior written notice in accordance with these terms and conditions. You can obtain an up-to-date version by calling Computershare. Our contact details are listed in section 8.

1. Definitions

"Bonus Shares" means Shares to be issued to persons who received Shares on the demutualisation of The Standard Life Assurance Company and/or who bought Shares at a discounted price on flotation and who hold those Shares for the required period from the date of flotation;

"business day" means any day on which the London Stock Exchange is open for trading;

"the Company" is Standard Life plc;

"Computershare" is Computershare Investor Services PLC whose registered details are set out at the end of these terms and conditions;

"Dealing Service" means the service provided by brokers appointed by the Company for the purchase and sale of Shares in accordance with their respective terms and conditions;

"FSA" means the Financial Services Authority or any successor organisation;

"FSA Rules" means the handbook of rules and guidance issued from time to time by the FSA;

"FSMA" means the Financial Services and Markets Act 2000;

"minor" means a person under 18 years of age, or in relation to residents of Scotland only, a person under 16 years of age;

"the Nominee" means Computershare Company Nominees Limited which is a company registered in Scotland, with number SC167175 whose registered office is at Lochside House, 7 Lochside Avenue, Edinburgh Park, Edinburgh, EH12 9DJ which is a member of the Computershare group of companies used to provide the Service or any replacement company, being a wholly-owned member of the Computershare group of companies, which we appoint to hold Shares on your behalf;

"the Nominee register" means the register of persons holding Shares who use the Service;

"Qualifying Countries" means the United Kingdom, the Channel Islands, the Isle of Man, Germany, Austria and the Republic of Ireland;

"the Scheme" means the scheme (pursuant to Part VII of, and Schedule 12 to, FSMA) sanctioned by the Court of Session in Scotland;

"the Service" is the Standard Life Share Account service that we provide under these terms and conditions;

"the Shares" means ordinary shares of 10 pence each issued by the Company;

"tax" means any tax, duty or levy which may be imposed (including stamp duty and stamp duty reserve tax);

"you" means the person holding Shares through the Service and where there are joint holders, "you" refers to each of the joint holders; and

"us/we" means Computershare.

1.1 Words importing one gender shall (where appropriate) include any other gender and words importing the singular shall (where appropriate) include the plural and vice versa.

1.2 References to any statute or statutory provisions shall, unless the context otherwise requires, be construed as a reference to such statute or statutory provisions (including all instruments, orders or regulations made under it or deriving from it) as in force from time to time and any successor or amending legislation.

1.3 Any provision that says we will do something, also means that we will arrange for the Nominee to do so, unless the context means otherwise.

2. General

2.1 The Nominee is the legal owner of your Shares and its name will appear on the Company register of members in relation to those Shares. However, the Nominee will hold your Shares as bare trustee and you will remain the beneficial owner of your Shares.

2.2 We will keep and maintain a Nominee register in relation to all the Shares the Nominee holds pursuant to this Service, including the Shares the Nominee holds on your behalf.

2.3 The Nominee will hold your Shares in uncertificated form through CREST.

2.4 As legal owner of your Shares, the Nominee will be bound by the memorandum and articles of association of the Company. Nothing in these terms and conditions is intended to vary any of the Nominee's rights or duties in relation to the Company as set out in the memorandum and articles of association of the Company (as amended from time to time) and these conditions must be interpreted to give that effect. If there is any inconsistency between your rights under this agreement and any rights you may have under the Company's memorandum and articles of association, the memorandum and articles of association will prevail.

2.5 Subject to these terms and conditions, we will treat you as though you hold the Shares in your own name so that you will receive benefits from those Shares equivalent to those you would receive on or around the same time as you would have done had you been registered directly on the Company's register of members.

2.6 We may ask you for proof that you have the right to participate in the Service. We reserve the right to refuse to act for you until you have provided us with proof that is satisfactory to us. In particular, we might not accept your instructions unless:

- you have correctly filled in any documents we may have asked for before sending them to us;
- we have received all documents and information we need to carry out your instructions. This may include any evidence we need to confirm your identity or details such as a change to your name or address (for example a deed poll or marriage certificate); and
- you quote the "Standard Life Share Account" and your shareholder reference number on all correspondence. Your shareholder reference number is quoted on all statements sent to you by us. Please keep this number safe since its object is to prevent fraud.

2.7 If we receive instructions from you to transfer your Shares, you cannot cancel or change those instructions.

2.8 Subject to section 16, we will only act on instructions which are given by:

- you (or, if you are a minor, by your parent or guardian);
- your legally appointed or authorised representative; or
- brokers appointed by the Company in the event you buy and sell Shares using the Dealing Service arranged by the Company.

2.9 If we receive proof of your death and you were the only person named on the Nominee register in respect of your Shares, we will follow the instructions of your personal representatives. If you were a joint holder of Shares, we will follow the instructions of the remaining holder or holders who will be the only persons to whom we accept any continuing duties.

2.10 We are only bound by your interests in providing the Service under these terms and conditions, and cannot be bound by the interests of any third party. We will not recognise any beneficiary under a trust as having rights in your Shares, whether the trust is express, implied or constructive, and notice of any such trust will not be binding on us or upon the Nominee.

2.11 You will be able to use the Dealing Services subject to and in accordance with their terms and conditions. You can obtain information about these services by contacting us. Our contact details are listed in section 8.

2.12 All monies which are held for you will be held in a designated client money bank account which we maintain for clients of this Service. This account is maintained with The Royal Bank of Scotland plc which is an approved bank. You will be entitled to receive any interest on monies held on your behalf in this account. In the event that you cease to have your Shares held in this Service, a cheque for the consolidated amount of any unclaimed monies so held on your behalf will be sent to you, your parent or guardian or personal representative (as the case may be), but excluding interest.

2.13 Any Shares held on your behalf may be pooled with the investments of other clients and registered in the name of the Nominee. This means that your entitlement may not be individually identifiable on the Company's register of members, by separate certificates or electronic records (other than ours, where they will be identifiable) and, in the event of an unreconciled shortfall caused by the default or insolvency of the Nominee, you may proportionately share in that shortfall if we are not able to make good that shortfall.

3. Your benefits as a shareholder

A: Dividends

3.1 As regards dividends, if your registered address is in a Qualifying Country that allows dividends to be paid directly into your bank account and you have given a bank mandate relating to cash dividends and other types of payments in respect of your Shares, that mandate will remain valid and effective in relation to your Shares from the date that they are issued or transferred to us and we will pay these cash dividends and other payments directly to your chosen bank account on receipt of relevant funds from the Company. If you wish to change a bank mandate or instruction, you should call us on the telephone number listed in section 8 and we will arrange for the appropriate form to be sent to you.

3.2 If you do not complete and provide us with a bank mandate (or any third party mandate accepted by us), cheques will be sent to your registered address on receipt of funds from the Company.

3.3 If we, or the Company, are required by law to make any deduction from any dividend due to you, we or the Company will do so. We may also make deductions for other taxes or charges payable by us or the Company on dividends to you or on related documents. You will be notified of any such deductions and will receive the net amount.

3.4 If your registered address for the purposes of the Service is in Germany, Austria or the Republic of Ireland, you will be paid dividends in euro. Otherwise you will be paid dividends in Pounds Sterling.

3.5 If the Company offers the option of a scrip dividend (that is the option to receive a dividend by way of Shares rather than cash) or a dividend reinvestment plan (that is the option to use your cash dividend to buy Shares on the market) and we do not receive any instructions from you by the specified time, we will arrange for the Company to pay you a cash dividend instead.

B: New share issues and share offers

3.6 We will claim on your behalf any Bonus Shares to which you may become entitled and will automatically hold such Bonus Shares for you under these terms and conditions. For this purpose, you are required to notify us in writing if, at any time, you transfer or dispose of any interest in Shares held in this Service to a third party, including a beneficiary under a trust. The transfer or disposal of any interest in Shares to a third party may result in the loss or reduction of any eligibility to Bonus Shares which you may have from the holding of such Shares.

3.7 If you are entitled to additional Shares without having to make a payment, as a result of holding the Shares (for example, through a bonus or other capitalisation issue), the Nominee will automatically hold the new Shares for you under these terms and conditions unless you instruct us otherwise.

3.8 If you are entitled to buy additional Shares as a result of holding Shares through the Service (for example, through a rights issue), we will ask you how you wish us to exercise your rights. We will take all reasonable steps to ensure that, as nearly as reasonably practicable, you receive the same rights as you would have done if you held your Shares in your own name. Any Shares purchased will be held by the Nominee unless we receive instructions to the contrary. Any payment we receive from you must be received in cleared funds.

3.9 If we receive notice of a take-over offer, we will tell you about it. If you reply quickly enough to allow us to act, we will follow your instructions. If there is a take-over offer, which has become wholly unconditional and we have not received your instructions, we will ask you for your instructions by a specified date and we will follow them. If we do not receive your instructions by that date, we will take no action in respect of your Shares. We will, however, accept all compulsory purchase notices in respect of the Shares. In that instance, we will accept the basic offer. We will not accept a loan note alternative in the absence of your specific instruction. The cash element of any such entitlement will be paid to you in accordance the terms of the offer.

3.10 If there is a take-over offer, demerger, capital reorganisation or restructuring of the Company and you are entitled to receive shares, cash or other securities in another company in exchange for your Shares or otherwise, in the absence of any instruction to the contrary, we will decide whether those Shares or other securities in the other company should be:

- held by you in your own name;
- held by the Nominee on your behalf; or
- held on your behalf in any nominee service offered by the issuer of the relevant securities.

If we decide that the shares or securities should be held by the Nominee on your behalf then these terms and conditions will be changed so that, with effect from the date when the transaction is completed, references to Shares mean the shares or other securities in that other company.

3.11 Where any other rights are offered in connection with your Shares, we will take all reasonable steps to ensure that, as nearly as possible, you receive the same rights as you would have done if you held your Shares in your own name.

3.12 If, after acting for you and our other clients under this Service, we are left with fractions of Shares, we will, so far as practicable, deal with them in a way consistent with how the Company would deal with fractions of Shares held by registered shareholders. Where the Nominee holds Shares for a number of clients and Shares or other rights are allocated to the Nominee, it will allocate them between all such clients pro rata to the number of Shares it holds for them. Any fractions of Shares which arise as a result of the Nominee holding Shares for a number of clients, (for example through a bonus issue, rights issue, subdivision or consolidation) will be aggregated and sold and the proceeds remitted to the Company.

3.13 If we are required by the Company or a person seeking to acquire control of the Company (e.g. a bidder on a takeover) to give warranties before acting for you in relation to your Shares, we may require you to give similar warranties to us and to the Nominee before we act.

4. Information

4.1 We will arrange for the Company to send you the same or equivalent information to that sent to registered shareholders of the Company (and for this purpose sent may also mean by electronic communication or website publication where you have agreed that such information may be communicated in this way), such as:

- an annual summary financial statement sent by the Company to its registered shareholders or, where such a summary financial statement is not made available, (or upon your request) a copy of the annual report and accounts of the Company;
- any interim accounts or half yearly reports issued by the Company; and
- all other documents issued by the Company and sent to registered holders of the Shares.

4.2 We will send to you a statement of the number of Shares held for you under the Service at the time when an account is first opened for you. We will do this within 10 business days of the account being opened.

4.3 We will send to you a statement once a year of the number of Shares held for you under the Service and detailing any changes (normally at the same time as we send you notice of the annual general meeting of the Company). These statements are provided free but you will be charged a fee if you request a duplicate or additional statement. Alternatively you can view your holding balance on www.computershare.com.

4.4 If any dividend is paid to you we will send you an annual consolidated tax voucher showing, in relation to each dividend paid, the date of payment, gross amount of payment, any tax withheld, net payment and any other information which may be required to complete a tax return and such other information as we may agree to provide you. We may choose to combine that statement with any other statement which we are required by law to provide you with in connection with that payment to you. If no dividend is paid to you in any financial year, we will send you the statement within 12 months of the date that any previous statement was sent to you.

4.5 You should check any statement which you receive from us. If you have any queries upon the contents of the statement you should contact us as soon as possible following its receipt. Our contact details are listed at section 8.

5. Voting and Shareholder meetings

5.1 Computershare will send you information about shareholder meetings of the Company together with a form which you can use to:

- instruct the Nominee how to exercise its votes on a poll at the shareholder meeting in respect of your Shares (the Nominee will not be able to vote on a show of hands); or
- appoint you as the proxy of the Nominee in respect of your Shares, if you wish to attend and speak at the shareholder meeting in person and vote on a poll and (subject to any applicable law and provided this is permitted by the articles of association of the Company) vote on a show of hands, or appoint a representative to do so on your behalf.

5.2 If we do not receive the correctly completed form before the deadline notified to you, the Nominee will not exercise its votes on your Shares or (as the case may be) you, or your representative, will not be able to attend, speak and vote in person at the meeting.

5.3 We will attend meetings of the Company if you instruct us. However, in the absence of any such instructions, we do not have any duty or responsibility whatsoever to attend meetings although we may do so if we wish.

6. Transferring your Shares

6.1 You may instruct us to arrange for the Nominee to transfer your Shares by way of gift to another person (other than a minor) who is resident in a Qualifying Country and who would be eligible to be a shareholder in the Company. These Shares will be held in the Service on behalf of that other person. We will only do this if we have received the relevant form confirming that such a transfer is by way of gift. You can request a form by calling Computershare on the telephone numbers listed in section 8. There is no charge for such a transfer.

6.2 You may instruct us to arrange for your Shares to be entered into the name of another person (other than a minor) who is resident in a Qualifying Country and who would be eligible to be a shareholder in the Company, as a joint holder in relation to all or any of the Shares held by the Nominee on your behalf. These Shares will be held in the Service jointly on behalf of you and that other person. We will only do this if we have received the relevant form. You can request a form by calling Computershare on the telephone numbers listed in section 8. There is no charge for such a transfer.

6.3 You may choose to hold all (but not some) of your Shares in your own name rather than in the Service. We will arrange this if you complete the relevant form and send it to us. We will then transfer the Shares into your name and send you a certificate. You may also choose to transfer all (but not some) of your Shares directly to another nominee. We will arrange this if you complete the relevant form and send this to us. If your registered address for the provision of the Service is in Austria or Germany, you may choose to transfer all (but not some) of your Shares out of the Service and to a bank or custodian to hold on your behalf. We will arrange this if you complete the relevant form and send it to us. You can request any of these forms by calling Computershare on the telephone numbers listed in section 8. If you transfer your Shares out of the Service, we will no longer hold your Shares for you and the terms and conditions of the Service will not apply to those Shares. There will be a fixed charge for withdrawing from this Service pursuant to this section 6.3, and the applicable charges are listed in section 21 inclusive of Value Added Tax.

6.4 If you want to sell or transfer your Shares other than by gift to someone else then you will need to use the Dealing Service in relation to which additional charges will apply.

6.5 If you write to us and ask us to hold any Shares in the Service which you hold in your own name, you will have to pay a deposit fee which is listed in section 21 (or such other reasonable fee as we may write and tell you about from time to time) inclusive of Value Added Tax and these terms and conditions will apply accordingly to those Shares.

7. Other charges

The only charges for the Service are the charges for transferring Shares into your name and charges for the supply of duplicate account statements and dividend tax vouchers pursuant to sections 4 and 6, and as set out in section 21 of these terms and conditions. We will give you at least one month's notice of any other proposed charge for the Service. Up to date copies of the terms and conditions and current charges can be obtained by contacting Computershare. Our contact details are listed at section 8. You should note the possibility that taxes or costs may exist which are not paid through or imposed by us.

8. Contacting each other

8.1 Our contact details are as set out below:

- *If your registered address for the purposes of this Service is in the UK, the Isle of Man or the Channel Islands*

  Computershare Investor Services PLC
  The Pavilions
  Bridgwater Road
  Bristol BS13 8AE
  Telephone: 0870 703 6254
  Email: web.queries@computershare.co.uk
  Fax: 0870 703 6198

- *If your registered address for the purposes of this Service is in Ireland*

  Computershare Investor Services (Ireland) Limited
  Heron House
  Corrig Road
  Sandyford Industrial Estate
  Dublin 18
  Telephone: 01 431 9829
  Email: web.queries@computershare.ie
  Fax: 01 247 5416

- *If your registered address for the purposes of this Service is in Austria or Germany*

  Computershare GmbH
  Prannerstr. 8
  80333
  Munich
  Telephone: +40 (0)89 30903 625
  Email: register@computershare.de
  Fax: +40 (0)89 30903 112

8.2 All notices and other communications which you send us should be addressed to Computershare at the applicable address listed in section 8.1 above. If you are not sure which contact details apply to you, please contact our Bristol office using the first listed details in section 8.1.

8.3 Any notice or communication which you send us should quote the "Standard Life Share Account" and include the shareholder reference number of your account with the Nominee. Your shareholder reference number is quoted on the statements of holdings which we send you. If we send you notices they will be treated as received by you 20 business days after the date on which they are posted.

8.4 We will assume that any communication which comes from you (or your authorised representative) is from you and we will assume that any document which we receive and which appears to have been signed by you (or your authorised representative), has been. We are entitled to request further information if we believe it is necessary to confirm your instructions.

8.5 If we discover that we have incorrectly debited or credited your Nominee account we reserve the right to correct that account without any reference to you and will notify you of any correction which we make.

8.6 If you change your name or address you should write to us straight away. You should make sure that the arrangements for receiving mail at your address are safe.

8.7 Unless these terms and conditions say otherwise, any instructions, notices or other communications that you or we send under them will only be valid if they are in writing. We may accept voting instructions electronically. In certain circumstances, we may dispense with the requirement to provide notice in writing (for example, so you can give instructions over the telephone).

9. When you can not be traced

9.1 If:

- we have sent documents to your address on three separate occasions and they have been returned, undelivered, or, dividend cheques have been returned undelivered to the Nominee or left uncashed on three occasions in a row; and

- after making reasonable enquiries we cannot find out your current address,

we will not send any more documentation or payments to you until you confirm your current address.

9.2 If:

- after a 12 year period during which at least three dividends have become payable and none have been claimed, we announce that we intend to sell your Shares by placing an advertisement in a leading national newspaper in the UK and in at least one newspaper appearing in the area of your latest address on the Nominee register or the area of the address to which you have instructed notices to be sent;

- during this 12 year period and for three months after the last of the advertisements appear, we have not heard from you or any person who is automatically entitled to your Shares by law; and

- we have told the UKLA and London Stock Exchange that we intend to sell your Shares,

we can sell your Shares at the best price that we can reasonably obtain. The net proceeds of sale of your Shares shall be paid to the Company and, upon receipt of such proceeds, the Company shall become indebted to you, or any person who was automatically entitled to your Shares by law, for the amount of such net proceeds subject to the articles of association of the Company. The money received from the sale of Shares will not be held on trust and no interest shall be payable.

10. Liability and responsibilities:

10.1 We will take all reasonable care in operating the Service and will be responsible to you for any losses or expenses (including loss of Shares) suffered or incurred by you as a result of our or the Nominee's negligence, wilful default or fraud or breach of the agreement formed by these terms and conditions (as amended from time to time) or the negligent or fraudulent acts or omissions or wilful default of the Nominee but not otherwise.

10.2 We accept responsibility for any losses arising from a breach of FSMA, the FSA Rules and any statutory duty, fraud, negligence or other default by us, the Nominee or its/our employees and agents.

10.3 We may also employ other persons as our agents and delegates on such terms as we think fit to carry out any part of our obligations or discretions under these terms and conditions. We will take all reasonable care in the selection and continued use of such persons and accept responsibility for all activities they carry out on our behalf and will be liable for all acts and omissions of such agents and delegates on the same basis as if they were our acts or omissions or those of the Nominee.

10.4 Neither the Company nor any member of the Company's group is acting as our agent or as agent of the Nominee and neither the Company nor any member of the Company's group is responsible for our acts or omission, nor the acts or omissions of the Nominee or any other members of the Computershare group or any delegates and agents appointed in accordance with section 10.3.

10.5 Nothing in these terms and conditions restricts any rights you may have under the FSA Rules and/or FSMA.

10.6 If the Service cannot be provided because of circumstances or events beyond our reasonable control (for example, because of postal delays, industrial disputes or failure of computer systems or telecommunication links) we will take all reasonable steps to bring those circumstances to an end.

10.7 All communication and documents sent to you in relation to the Service will be at your risk.

11. Potential conflict of interest

We will not normally engage in any activities that will give rise to a conflict of interest in respect of any instructions which you give us. However, in order to treat you fairly, we comply with a policy of independence and disregard any interest, relationship or arrangements that may arise and is of interest to us to the extent that it conflicts with your interests in our dealings with you.

12. No security over Shares

Your Shares will not be lent to any third party, nor will your Shares be used by way of collateral or security to borrow money.

13. Changes to these terms and conditions

13.1 We may change these terms and conditions from time to time upon giving you at least 30 days' notice in advance of any such change taking effect. In particular, we may amend these terms and conditions:

- to comply with legal, fiscal and regulatory requirements;

- to rectify errors, inaccuracies and ambiguities or to make them easier to understand; and

- to reflect alterations in the scope and nature of this Service in accordance with, our agreement with the Company, the rules and regulations of CREST and our membership of CREST, changes to our technology or systems capabilities, changes to our administration procedures and having regard to market practice and client demands.

Notwithstanding this, the charges referred to in these terms and conditions may vary from time to time. Charges will not be backdated. You may always obtain up to date details of these terms and conditions by calling us. Our contact details are listed at section 8.

13.2 You may terminate these arrangements immediately upon written notice if you do not agree to the changes made under this section 13. We will then transfer the Shares into your own name and send you a share certificate.

13.3 If we do not enforce a term or condition, this will not affect our right to enforce the rest of the conditions or to enforce that term or condition at another time.

13.4 If we cannot enforce a term or condition, this will not affect our right to enforce the rest of the terms and conditions.

14. Sharing information with others

14.1 You authorise us to provide information concerning you, your Shares and any instructions given by you in relation to your Shares to carefully selected third parties in order to facilitate provision of the Service. Your details will only be disclosed in accordance with the Principles set out in the Data Protection Act 1998:

- to any person if that person has legal or regulatory powers over us or the Nominee;

- to the Company (or any other person carrying out functions in relation to the Service, including CRESTCo Limited) in order to facilitate the provision of the Service; and

- to any person carrying out functions in relation to acting as the registrar of the Company.

14.2 You have the right upon request to view what information we hold on you. We may charge you a small fee for providing you access to this information.

14.3 The Company will have access at all times to the records we hold about you in order to inform you of your rights as a person on whose behalf Shares are held by Nominee, including corporate and other details, and products or services specifically designed for shareholders.

15. Terms and conditions to prevent money laundering and breaches of law/regulation

15.1 We may require evidence of your identity from time to time to comply with money laundering legislation in relation to holding, buying or selling the Shares. Delay or failure to provide satisfactory evidence may result in us refusing to hold Shares for you or in payments to you in connection with your Shares being withheld or a delay or refusal to act in following instructions.

15.2 If we believe that you are breaching money laundering legislation, we may refuse to allow you to participate in the Service and if appropriate may notify the relevant authorities.

15.3 We reserve the right to delay taking any action in relation to the Service or in relation to any particular instructions from you if we consider that we need to do so to obtain further information from you or to comply with any legal or regulatory requirement binding on us (including the obtaining of evidence of identity to comply with money laundering regulations) or to investigate any concerns we may have about your instruction.

16. Joint Holders

16.1 The Nominee will not hold Shares for more than four joint holders. Where the Shares held by the Nominee for you are held for more than one person, references to "you" in these terms and conditions are to each of the joint holders separately as well as jointly and severally. Each such person agrees that:

- all obligations, undertakings and agreements on the part of the Computershare and the Nominee are given to the joint holders taken together and not separately to each of them; and
- all obligations, undertakings, agreements and liabilities arising under or pursuant to these terms and conditions shall constitute joint and several obligations of each joint holder to Computershare (and where relevant, the Nominee).

16.2 We will only accept transfer instructions given by or on behalf of all of the joint holders. We reserve the right to accept other instructions signed by one or more joint holders. In such a case the person(s) giving the instructions warrant(s) to Computershare that he or they have the necessary authority to given such instructions on behalf of all joint holders.

16.3 All notices, other documents and payment sent by us pursuant to these terms and conditions will be sent to the first named holder on the Nominee register and in any case will be treated as sent to all of the other joint holders. It is the responsibility of the holder who receives the notices, documents and payments to notify and account to the other joint holders.

17. Complaints

17.1 We have written procedures in place to help resolve complaints from clients effectively. You can request a copy of these procedures by calling Computershare on the telephone numbers listed in section 8. Computershare Investor Services PLC is authorised and regulated by the FSA. If you have any complaints about the service provided to you, you should write to the following address: Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH. If you are not satisfied with the handling of your complaint by us, you may refer the matter to the Financial Ombudsman Service, details of which are available on request.

17.2 Computershare participates in the UK Financial Services Compensation Scheme, which provides compensation to qualifying investors for losses in the event of our being unable to meet our liabilities to you. Further information can be obtained from the FSA or the UK Financial Services Compensation Scheme.

18. Termination

18.1 You may terminate these arrangements at any time by giving us a written instruction to withdraw all your Shares from the Service in accordance with section 6.

18.2 This agreement will terminate automatically on the termination of the agreement under which we provide Nominee services to the Company.

19. Consequences of Termination

19.1 Termination will be without prejudice to the completion of services already initiated which will be completed expeditiously by us.

19.2 Termination will not affect accrued rights, indemnities, existing commitments or any contractual provision intended to survive termination and will be without penalty or other additional payment.

20. Other terms and conditions

20.1 These terms and conditions will take effect as between you and us from the time the Nominee first holds Shares on your behalf. There is no right to cancel this agreement under a mandatory cooling-off period, but you have a right to terminate this agreement under section 18 above.

20.2 In so far as these terms and conditions constitute a financial promotion for the Nominee service provided by Computershare they have been approved by Computershare for the purposes of Section 21(2)(b) of FSMA.

20.3 Members of the Computershare group of companies cannot give you any investment, taxation or legal advice in connection with the Service.

20.4 Where you receive any Shares pursuant to the Scheme or the Offers or in relation to your holding Shares in this account to which you are not legally entitled (for example, in the event you are over-allocated Shares), you agree to appoint the Nominee as your attorney to do all such acts (including selling the Shares) and execute any documents to sell or transfer your interests in such Shares or the cash proceeds to or to the order of the Company. You will not be paid any money in relation to any such sale or transfer.

20.5 If we no longer wish to hold the Shares for you or if you change your registered address for the provision of this Service and do not provide us with a registered address in a Qualifying Country, we will tell you in writing and give you time to withdraw your Shares from the Service. If you have not done this within the time given, we will arrange for the Shares to be registered in your name and for a certificate to be sent to you at the address registered on our systems. We will not hold certificates for you and the Service will not apply to Shares held in this form. In these circumstances there will be no charge in connection with the transfer of Shares into your name.

20.6 The terms and conditions of this Service are binding upon your successors, executors, administrators and other legal representatives.

20.7 We will not offer the Services to any corporate body other than to corporate bodies incorporated in Austria or Germany which receive Shares pursuant to the Scheme or the Offers.

20.8 Nothing in these terms and conditions is intended to benefit a third party other than the Nominee and, in respect of section 10.4 only, the Company and any member of the Company's group. Any provision which is for our benefit or confers a benefit on the Nominee shall be enforceable not only by us but by the Nominee under the Contract (Rights of Third Parties) Act 1999. Section 10.4 is intended to confer a benefit on the Company and/or any member of the Company's group and shall be enforceable by the Company and/or any member of the Company's group under the Contract (Rights of Third Parties) Act 1999. The terms and conditions may be changed or rescinded without the consent of the Nominee.

20.9 These terms and conditions are supplied in the English language and all communications relating to this Agreement shall be in English.

20.10 These terms and conditions are governed by English law. Any dispute will be dealt with by the English courts.

21. Charges

Item	United Kingdom	Republic of Ireland	Germany and Austria
Certificated Withdrawal and Deposit	£12	€15	€15
Uncertificated Withdrawal and Deposit	£15	€22	€22
Duplicate Cheque (over £50)	£15	€22	€22
Duplicate Statement	£15	€22	€22
Duplicate Tax Voucher	£15	€22	€22
Small Estates (Value of Shares is between £100 - £15,000)	£65	€95	€95

These charges are based on Pound Sterling prices and are inclusive of VAT. The fees payable in Germany, Austria and the Republic of Ireland are therefore subject to change depending on the prevailing Pounds Sterling to euro exchange rate.

Contact us

This *retail offer share guide* and the instructions on your form are designed to answer your questions and help you to fill in your form.

If you still have questions once you have read them, please contact our dedicated helpline on the telephone number listed below, giving the reference number at the top of your *covering letter*.

The helpline team cannot provide advice but will be able to answer general questions on how to complete the form.

0845 130 1019
www.standardlife.com

Lines are open from 8.30am to 5.30pm, Monday to Friday. Saturday and Sunday 9.00 am to 1.00 pm.

Please return your form by post, courier or hand to the address listed below:

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol
BS13 8ZX

Standard Life plc, registered in Scotland (SC286832), Standard Life House, 30 Lothian Road,
Edinburgh EH1 2DH. 0131 225 2552.
Calls may be recorded/monitored. www.standardlife.com

Printed by Polestar Group, Nottingham & RR Donnelley, London 94912

This document is important – please read it straightaway

Your guide to buying

Shares

in Standard Life plc

STANDARD LIFE

This *share guide* is not a prospectus but an advertisement (within the meaning of the Prospectus Rules) relating to Standard Life plc (the Company). Prospective investors should not subscribe for or purchase any shares in the Company (the Standard Life shares) except on the basis of the information contained in the Prospectus relating to the Company, comprising the Summary (*prospectus summary*), Registration Document and Securities Note. Copies of the Prospectus can be obtained (in English) free of charge from www.standardlife.com (subject to certain access restrictions), or by contacting your local dedicated helpline, the numbers for which can be found at the end of this *share guide*.

This *share guide, the covering letter* and the *buy form* have been issued by the Company and have been approved solely for the purposes of distribution in the United Kingdom for the purposes of section 21 of the Financial Services and Markets Act 2000 (FSMA) by Merrill Lynch International and UBS Limited, both of whom are authorised and regulated in the United Kingdom by the Financial Services Authority. Merrill Lynch International and UBS Limited are acting for the Company and The Standard Life Assurance Company (SLAC) and no one else in relation to the demutualisation, the flotation of the Company and the offers of Standard Life shares by the Company (the Offers) described in this *share guide*. Merrill Lynch International and UBS Limited will not be responsible to anyone other than the Company and SLAC for providing the protections afforded to customers of Merrill Lynch International and UBS Limited nor for providing advice in relation to such demutualisation, flotation of the Company, the Offers or any transaction, arrangement or other matter referred to in this *share guide*. Merrill Lynch International and UBS Limited, and any of their respective affiliates, as underwriter, market maker or otherwise, may obtain a position or holding in the Standard Life shares or any other securities of the Company in connection with the Offers or otherwise. Merrill Lynch International can be contacted at Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ. UBS Limited can be contacted at 1 Finsbury Avenue, London EC2M 2PP.

This *share guide* is solely intended to assist you with completing the accompanying *buy form* and to provide you with some basic information about shares and share ownership. The Prospectus contains detailed information about the Company and its business and management, as well as financial statements and other financial data.

The *covering letter* and the *share guide* do not represent advice about subscribing for, purchasing or selling Standard Life shares and are not a substitute for independent professional advice about legal, investment or tax matters. They are only a general guide to some of the issues involved in the Offers. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other qualified financial adviser (who, in the UK, should be authorised under FSMA or, if not, appropriately authorised under the laws of the relevant jurisdiction). You should note that Standard Life group staff (including the telephone helpline representatives) are not permitted to provide you with legal, investment or tax advice.

Information on legislation and taxation is based on the Company's understanding of the current law and relevant tax authority practice. Legislation and taxation are liable to change in the future, including with retrospective effect.

The date of demutualisation and flotation may be influenced by things like market conditions and the performance of Standard Life's business. Demutualisation and flotation could happen later than July 2006. There is no guarantee that Standard Life will demutualise and you should not base your financial decisions on our demutualisation plans at this stage.

You should be aware that the value of investments and any income from them can go down as well as up and, accordingly, if you buy Standard Life shares, you may not get back the amount you invest and the value of your holding of Standard Life shares may fall below the price at which the Standard Life shares are offered for sale under the Initial Share Sale Facility and/or the opening price at which the Standard Life shares commence trading. You should read the risk factors highlighted in the *prospectus summary* accompanying this *share guide*, the *covering letter*, and the *buy form*, as well as those in the Registration Document and Securities Note, carefully prior to making a decision as to whether to invest in or keep Standard Life shares. Investing in Standard Life shares or using the Standard Life Share Account (including its nominee and share dealing services) described in this *share guide* may not be suitable for everyone.

NOT FOR PUBLICATION OR DISTRIBUTION IN THE UNITED STATES. Standard Life shares have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

NOT FOR PUBLICATION OR DISTRIBUTION IN AUSTRALIA, CANADA, JAPAN, ITALY, NEW ZEALAND OR ANY JURISDICTION WHERE PUBLICATION OR DISTRIBUTION OF THESE MATERIALS WOULD BE UNLAWFUL.

Incorporated and registered in Scotland with registered number SC286832. Standard Life plc, Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH.

Holding your Standard Life shares
See page 12

Buying and selling shares after flotation
See page 15

Contact us
See page 32

What's in this document

The meaning of some of the terms starting with a capital letter, and some other words used in this *share guide*, are explained in the *'Some useful definitions'* section on page 17.

Please read this share guide carefully and keep it in a safe place

It will help explain the option available to you. It also includes information you may need at a later date – including the Terms and Conditions of the Preferential Offer and the Terms and Conditions of the Standard Life Share Account, which are set out in Part 3.

This *share guide*, the *prospectus summary*, the *covering letter*, and the *buy form* are intended to be read **only** by the person named on the *buy form*. They should not be given to or used by anybody else.

Please note that you should only make an investment decision in relation to Standard Life shares on the basis of the information contained in the Prospectus relating to Standard Life plc.

Standard Life plc, which will be the new parent company of the Standard Life group of companies after demutualisation, is expected to float on the London Stock Exchange on or around Monday 10 July 2006.

On the flotation of Standard Life, you will have the opportunity to purchase shares in Standard Life plc at a discounted price – you need to choose whether you wish to take advantage of this offer.

You should be aware that the value of shares, and any income from them, can go down as well as up. This means that you could get back less than you invest and that any shares you buy on flotation could fall below their initial value.

You are not being given any advice on buying shares by Standard Life plc. If you are unsure about the action you should take we recommend you speak to a qualified financial adviser.

Information on legislation and taxation is based on the Company's understanding of the current law and relevant tax authority practice. Legislation and taxation are liable to change in the future, including with retrospective effect.

Making your decision

To help you make your decision you should read:

This share guide

It is designed to help you understand what you should do now. It also contains important terms and conditions.

The enclosed prospectus summary

This is a summary of the full Prospectus relating to Standard Life plc. The *prospectus summary* gives you basic information about the business, including its key strengths and strategy and selected summary financial information about Standard Life. The *prospectus summary* also includes some information on the Standard Life group's current trading and prospects and also mentions certain risk factors relating to investing in Standard Life shares.

You can get a copy of the full Prospectus free of charge from our website at **www.standardlife.com** or by contacting your local dedicated helpline. You can find the numbers and contact details in the *'Contact us'* section on page 32.

If you buy shares at a discounted price you will be eligible to receive one bonus share for every 20 of these shares – if you have held them continuously for one year from the date of flotation. Please see 'About bonus shares' on page 14.

Applying to buy shares at a discounted price

① ② ③ ④

STANDARD LIFE

⑤ ⑥


If you want to buy shares at a discounted price, you need to fill in and return your *buy form* – as soon as possible and so it arrives no later than 10am on Wednesday 5 July 2006.

If you live in the UK or the Republic of Ireland
You need to complete Steps ①, ② and ⑥ to apply to buy shares at a discounted price. You can choose to complete Steps ③, ④ and ⑤.

If you live in Germany or Austria
You need to complete Steps ①, ② and ④ to apply to buy shares at a discounted price. You can choose to complete step ③.

For information on paying for your shares, please see page 6.

You can apply to invest from £1,000 (or €1,520) and there is no maximum limit. A 5% discount will apply to any amount invested up to a maximum investment of £50,000 (or its euro equivalent). You can use your *buy form* to apply for more than this amount, but you will only receive a discount on the first £50,000 (or its euro equivalent) invested. You will only be eligible for bonus shares in respect of the shares you buy at the discounted price.

You may not receive shares for the full amount you apply for. If this is the case, you will receive a refund for the difference between the amount you apply for and the amount you pay for the shares you receive.

Step ① How much do you want to invest in shares?

Up to £10,000 (or €15,200)

Tick the box in Step ① that matches the amount of money you want to apply to invest. If all or some of your application to invest in shares is successful, all your shares will be at a discounted price. You will also be eligible to receive bonus shares if you hold your shares continuously for one year from the date of flotation.

Over £10,000 (or €15,200) and up to £50,000 (or €76,000)

Write the amount you wish to apply to invest in the box provided. The amounts you can put in the box are:

UK	
£15,000	£35,000
£20,000	£40,000
£25,000	£45,000
£30,000	£50,000

Republic of Ireland, Germany and Austria	
€22,800	€53,200
€30,400	€60,800
€38,000	€68,400
€45,600	€76,000

If all or some of your application to invest in shares is successful, all your shares will be at a discounted price. You will also be eligible to receive bonus shares in respect of your shares if you hold your shares continuously for one year from the date of flotation.

Over £50,000 (or €76,000)

Write the amount you wish to apply to invest in the box provided, increasing in amounts of £10,000 (or €15,200). Examples of amounts you can put in the box are:

UK	
£60,000	£140,000
£70,000	£150,000
£80,000	£160,000
£90,000	£170,000
£100,000	£180,000
£110,000	£190,000
£120,000	£200,000
£130,000	and so on...

Republic of Ireland, Germany and Austria	
€91,200	€212,800
€106,400	€228,800
€121,600	€243,200
€136,800	€258,400
€152,000	€273,600
€167,000	€288,800
€182,400	€304,000
€197,600	and so on...

There is no maximum limit to the amount you can apply to invest in shares. Ring your local dedicated helpline if you want to apply for more than £990,000 (or €988,000) as this is the maximum provided for in the form.

If all or some of your application to invest in shares is successful, the first £50,000 (or its euro equivalent) that you invest in shares will be at the discounted price. You will also be eligible to receive bonus shares in respect of the shares you buy at the discounted price if you hold them continuously for one year from the date of flotation.

You will not receive a discounted price or be eligible for bonus shares in respect of any investment in shares of over £50,000 (or its euro equivalent).

Paying for your shares

If you live in the UK or the Republic of Ireland

You need to write a cheque or get a banker's draft for the value of the shares you have applied to invest in, made payable to 'Standard Life Share Offer' and crossed 'A/C payee'. Then attach it to the space at Step ② of the *buy form* with a pin.

EU money laundering regulations apply if you are investing more than £9,000 (or €15,000). This means that:

- If you do not use your own personal cheque and use a bank or building society cheque or banker's draft instead, you should ensure that the institution issuing that cheque or banker's draft writes the name, address and account number of the account holder on the back of the cheque or banker's draft and adds its stamp

- If you use a cheque drawn on someone else's account or in someone else's name, you should write your own name and address and date of birth on the back of the cheque. You may also be asked to provide further identification and we may carry out searches of electronic databases to confirm your personal details. Your application will be placed on hold until we receive this. **If we do not receive the identification we have asked for, your application to buy shares may be rejected**

You can also choose to give us your bank details in Step ③ so that any future dividends can be paid directly into your account and your e-mail address in Step ④. If you want to receive a share certificate instead of keeping your shares in the Standard Life Share Account, you should also tick the box in Step ⑤. Before you do, please read the information about '*Holding your Standard Life shares*' on page 12.

Once you have attached your payment, please return your form in the pre-paid envelope provided. Your form and payment must arrive by the deadline – 10am on Wednesday 5 July 2006. It is your responsibility to ensure that they do.

If you live in Germany or Austria

You need to complete the Bank Transfer Order on your *buy form* for the total amount you wish to apply to invest, detach it from the *buy form* and take or send it to your bank to make the payment on your behalf. Alternatively you can pay through internet banking as explained on your *buy form*. Remember to type in your unique SRN number carefully, otherwise there is a risk that your application will be rejected. It is your responsibility to ensure that we receive the full amount you wish to invest, regardless of any bank charges. You should return the *buy form* to the address shown.

The money to pay for your shares and your form must arrive by the deadline – 10am on Wednesday 5 July 2006. It is your responsibility to ensure that they do.

EU money laundering regulations apply, so you may be asked to provide further identification and we may carry out searches of electronic databases to confirm your personal details. Your application will be placed on hold until we receive this. **If we do not receive the identification we have asked for, your application to buy shares may be rejected.**

You can also choose to give us your bank details in Step ② so that any future dividends can be paid directly into your account and your e-mail address in Step ③.

Once you have made your payment, please return your form in the pre-paid envelope provided.

When everything is expected to happen

What is happening?	When?
If you want to apply to buy shares at a discounted price, you need to complete and return your *buy form* with your cheque or banker's draft so it arrives by the deadline. If you live in Austria or Germany, you need to submit your Bank Transfer Order to your bank or submit your payment via internet banking so it arrives by the deadline.	**Must arrive by 10am on Wednesday 5 July 2006**
We will announce the offer price, the preferential offer price and the basis of allocation of shares under the Offers. You will be able to see all this on our website **www.standardlife.com**.	**Planned to happen by Sunday 9 July 2006***
Standard Life will demutualise and Standard Life plc will float on the London Stock Exchange. Dealing in Standard Life shares will begin.	**Planned for Monday 10 July 2006***
If your application to buy shares is accepted – a share account statement or share certificate (as appropriate) will be posted to you with your *welcome pack*. If you have not received your share account statement or share certificate by Monday 31 July 2006, please contact us as soon as possible.	**Planned to happen by Monday 17 July 2006***

*** The date of demutualisation and flotation may be influenced by things like market conditions and the performance of our business. Demutualisation and flotation could happen later than July 2006. There is no guarantee that Standard Life will demutualise and you should not base your financial decisions on our demutualisation plans at this stage.**

Once you have attached or made your payment, please return your form in the pre-paid envelope provided.

Please follow the instructions carefully – your application to buy shares will be rejected if your *buy form* is:

- **Not completed properly, or**
- **Returned without the required payment being attached or made, or**
- **Returned, but without you having provided further information to allow us to confirm your personal details, if requested, or**
- **Received after the deadline – 10am on Wednesday 5 July 2006.**

If you have lost your pre-paid envelope, please send your form to the address listed in the '*Contact us*' section on page 32.

Part 1: Buying shares at a discount – answering your questions

What you need to know about shares

What is a share?

A share gives a shareholder part-ownership of a company.

What is a shareholder?

A shareholder owns a share in a company and is therefore a part-owner of that company. Shareholders are usually entitled to vote at general meetings, receive financial information and are entitled to any dividends paid on the type of share they own.

What is flotation?

Flotation is the name given to the process by which shares become listed and can subsequently be traded on a stock exchange. Standard Life shares will be listed and traded on the London Stock Exchange.

What is a stock exchange?

A stock exchange is a market on which publicly listed shares are bought and sold.

What is a dividend?

If a company makes a profit, shareholders may receive a share of the profits in the form of payments called dividends. If a company does not perform well, this may lead to its dividends being reduced or no dividend being paid at all.

How would my dividends be paid?

If you complete Step ③ of your *buy form* (or, if you live in Germany or Austria, tick the box in Step ② of your *buy form*), the dividends payable on your shares would be paid directly into the bank or building society account of your choice. By having your dividends credited to your chosen account the money will usually be available to use more quickly than if you receive your dividends in the form of a cheque.

If you haven't completed the relevant section of your *buy form*, or the relevant section has not been completed correctly, any dividends will be paid to you by cheque.

We currently intend either to offer shareholders the opportunity to take their dividends in the form of shares rather than cash, or to reinvest their dividends in Standard Life shares.

How much are listed shares worth?

The value of shares in a company can go up or down. How much a company's shares are worth at any time depends on a number of things, including:

- The value of the company's business – this is generally related to how the business is performing. The more a business is worth, the more its shares are likely to be worth
- How well the stock market is performing – in general, the better the market is performing, the more shares tend to be worth

What is the welcome pack and when will I receive it?

Your *welcome pack* will include useful information you will need as a shareholder of Standard Life plc. It is expected to be issued by Monday 17 July 2006.

Buying shares at a discounted price

How do I buy shares at a discounted price?

If you want to apply to buy shares at a discounted price, you will need to:

- Read this *share guide*

- Read the '*Terms and Conditions of the Preferential Offer*' on page 22

- Complete and return your *buy form*

What's the minimum investment in shares that I can apply for?

You can apply to invest a minimum of £1,000 (or €1,520).

You may not receive shares for the full amount you apply for. If this is the case, you will receive a refund for the difference between the amount you apply for and the amount you pay for the shares you receive.

How much of a discount will I get?

You can apply to invest up to £50,000 (or its euro equivalent) in shares at a 5% discount to the offer price paid by investors in the Institutional Offer and the Retail Offer. The discounted price is called the preferential offer price.

It is important to understand that:

- You may not receive shares for the full amount you apply for. If this is the case, you will receive a refund for the difference between the amount you apply for and the amount you pay for the shares you receive

- Any shares you invest in may trade after flotation at a price that is higher or lower than the price you have paid for them

Can I apply to invest more than £50,000 (or its euro equivalent) in shares?

If you want to apply to invest more than £50,000 (or its euro equivalent) in shares, you should use your *buy form*. Any amount that you invest in shares above £50,000 (or its euro equivalent), if your application is successful, will be at the offer price paid by investors in the Institutional Offer and the Retail Offer and will not be eligible to receive bonus shares in respect of those shares.

How will I know what price I will pay for the shares?

We expect to announce the offer price and the preferential offer price of the shares by Sunday 9 July 2006. You will be able to see these on our website at **www.standardlife.com**

If you live in the Republic of Ireland, Germany or Austria you will be paying for your shares in euro. The euro amount of your application has been calculated using a notional exchange rate of €1.52 to £1.00. The actual exchange rate used to determine how much you pay for your shares will be the euro/Pounds Sterling exchange rate on the date of flotation – planned for Monday 10 July 2006. For example, if the actual exchange rate is €1.44 to £1.00, then you will receive the same number of shares as a qualifying person who applies to invest the equivalent Pounds Sterling amount at the notional exchange rate. You will also receive a refund for the difference, unless the Pounds Sterling equivalent of the refund would not pay for at least one share at the offer price. This is because the administrative costs of returning small sums of money are high, and any amount not refunded will be donated to charity.

How will the number of shares be calculated?

Up to £50,000 (or its euro equivalent)

The number of shares you will get in relation to the first £50,000 (or its euro equivalent) invested will be calculated by dividing the amount you paid by the preferential offer price. This is then rounded down to the nearest whole number of shares.

For example, if your application to invest £1,000 in shares was accepted in full, and the offer price was £2.40, the preferential offer price would be £2.28 and you would receive 438 shares at a price of £998.64. The remaining £1.36 would be donated to charity as the administrative costs of returning small sums of money are high.

Over £50,000 (or its euro equivalent)

For any amount you invest in shares above £50,000 (or its euro equivalent), the number of shares you will get will be calculated by dividing the extra amount by the offer price of the shares paid by investors in the Institutional Offer and the Retail Offer. This is then rounded down to the nearest whole number of shares.

For example, if your application to invest £60,000 in shares was accepted in full, and the offer price was £2.40 per share and the preferential offer price was £2.28 per share, you would receive 21,929 shares at a price of £49,998.12 (with £1.88 remaining) and 4,166 shares at a price of £9,998.40 (with £1.60 remaining). We would then add the £1.88 and the £1.60 together, and the £3.48 would be used to buy one more share at £2.40. The remaining £1.08 would be donated to charity as the administrative costs of returning small sums of money are high.

You may not receive shares for the full amount you apply for. If this is the case, you will receive a refund for the difference between the amount you apply for and the amount you pay for the shares you receive. The refund will be paid in Pounds Sterling or euro as applicable. If paid in euro, we will use the exchange rate used on flotation for the purchase of shares.

Please note that the above calculations are just examples. The final offer price and the preferential offer price will be determined by Standard Life plc in consultation with Merrill Lynch International and UBS Limited. Standard Life plc will consider a number of factors in setting these prices, including the level of demand for Standard Life shares, the number of shares to be sold by eligible members on flotation and the desire to establish an orderly after-market in Standard Life shares.

We will publish details on our website of the final offer price and preferential offer price and how we will allocate shares by Sunday 9 July 2006.

How will the shares be allocated?

The number of shares available in the Preferential Offer and how they will be allocated will be at the discretion of Standard Life plc in consultation with Merrill Lynch International and UBS Limited. Standard Life plc will consider a number of factors in determining the allocation, including the level of demand for Standard Life shares in the Offers, the number of shares to be sold by eligible members on flotation and the desire to establish an orderly after-market in Standard Life shares.

Shares are expected to be allocated between the Offers in the following order of priority, in each case subject to any scaling back:

- to meet applications in the Preferential Offer; and
- to meet applications in the Institutional Offer and the Retail Offer

You may not receive shares for the full amount you apply for. If this is the case, you will receive a refund for the difference between the amount you apply for and the amount you pay for the shares you receive. This will be posted to you by cheque no later than Monday 17 July 2006, without interest.

In the event that applications in the Preferential Offer and the Retail Offer are scaled back, the allocation policy may favour smaller applications.

You will not be allocated a number of shares worth more than the amount you have stated on your *buy form* that you wish to apply to invest.

Can I make more than one application to buy shares in the Preferential Offer?

You can only apply once, unless you are a qualifying employee. If you are a qualifying employee, then you can also apply for additional shares in your capacity as a qualifying person and as a qualifying employee. The maximum amount that you can invest at the discounted price is £50,000 (or its euro equivalent) in aggregate. You are only eligible for bonus shares in respect of any shares bought at a discounted price.

Applications which breach these requirements, or which are suspected of breaching these requirements, may be rejected and you may also incur legal liability.

How will my shares be held?

If you buy shares, they will be held for you in the Standard Life Share Account – unless you live in the UK or the Republic of Ireland and you opt for a share certificate instead. If you are a UK or Irish company you will automatically receive a share certificate. The Standard Life Share Account has been set up exclusively for shareholders of Standard Life plc and will be managed and administered by our registrars – Computershare Investor Services PLC.

We expect most shareholders will find the Standard Life Share Account a secure and convenient way of holding their shares – you will only be able to trade your shares using the share dealing services described on pages 15 and 16.

If you have not received your share account statement or share certificate (as applicable) by Monday 31 July 2006, please contact us as soon as possible.

To find out more about holding your shares, including information on the Standard Life Share Account and share certificates, please see *'Holding your Standard Life shares'* below. The full terms and conditions are set out in *'Terms and Conditions of the Standard Life Share Account'* on page 26.

How will buying shares affect my tax position?

There is some general information about tax in the Taxation Considerations section of the Securities Note in the full Prospectus. For specific advice on your own position, you should consult a qualified independent professional adviser.

Can I also buy shares after flotation?

You can buy shares after flotation through the share dealing services described in *'Buying and selling Standard Life shares after flotation'* on page 15 or through a stockbroker or other authorised share dealing service. If you buy Standard Life shares after flotation, you will not benefit from the preferential terms outlined above.

Can I change my mind once I have posted my buy form?

If you return a *buy form* to apply to buy shares you will be agreeing to be bound by the terms and conditions set out in *'Terms and Conditions of the Preferential Offer'* on page 22. You should read these terms and conditions carefully before returning your form.

Once you have posted your *buy form* to us you will not be able to withdraw your application to buy shares in the Preferential Offer except in the very limited circumstances described in *'Terms and Conditions of the Preferential Offer'* on page 22.

Holding your Standard Life shares

This section gives you some helpful information which you should read if you are thinking about applying to buy shares. It tells you about the Standard Life Share Account and share certificates, and also about the bonus shares that you may be eligible for.

About the Standard Life Share Account and share certificates

How will my Standard Life shares be held?

If you decide to buy shares (and you are not a UK or Irish company), your shares will be held for you in the Standard Life Share Account unless you live in the UK or the Republic of Ireland and you opt for a share certificate instead. This has been set up exclusively for the shareholders of Standard Life plc and will be managed and administered by our registrars – Computershare Investor Services PLC.

We expect most shareholders will find the Standard Life Share Account a secure and convenient way of holding their Standard Life shares – you will only be able to trade your shares using the share dealing services described on pages 15 and 16.

Can I choose to receive a share certificate instead?

Unless you live in Germany or Austria, you can choose to receive a share certificate in respect of your Standard Life shares instead. To do this, please tick the box in Step Ⓢ of your *buy form*. If you are a UK or Irish company, the box in Step Ⓢ will already be ticked because you will automatically receive a share certificate if you choose to buy shares.

How does the Standard Life Share Account work?

When you hold your Standard Life shares in the Standard Life Share Account, these shares will be held on your behalf in the name of a wholly-owned subsidiary of Computershare Investor Services PLC. You will, however, be treated in a similar way as if you hold a share certificate.

What are the benefits of the Standard Life Share Account?

If you hold your Standard Life shares in the Standard Life Share Account, your name and address will not appear on Standard Life plc's shareholder register, which is a public register, so your details should remain confidential.

You will also not have to worry about looking after a share certificate. If you lose or do not receive a share certificate, it may be expensive to replace.

A shareholder who uses the Standard Life Share Account will receive dividends and the same financial benefits and all company information that is sent to shareholders who hold a share certificate. They are also entitled to attend, speak and vote at Annual and Extraordinary General Meetings on a poll (though not currently on a show of hands). For more information, see *'Terms and Conditions of the Standard Life Share Account'* on page 26.

Are there any charges associated with using the Standard Life Share Account?

There are no charges for opening a Standard Life Share Account and there is no annual management charge for holding your Standard Life shares in the Standard Life Share Account.

If you want to leave the Standard Life Share Account in the future you have two choices:

- If you would like to receive a share certificate in respect of your Standard Life shares you can contact our registrars and ask them for a form to remove your Standard Life shares from the Standard Life Share Account. There will be an administration charge for this – currently £12 (or €15). This administration charge will not apply if you are simply selling your Standard Life shares through the share dealing services described in *'Buying and selling Standard Life shares after flotation'* on page 15; or

- If you would like your Standard Life shares to be transferred to CREST or a share deposit account, you can contact our registrars and ask them for a form to remove your Standard Life shares from the Standard Life Share Account. There will be an administration charge for this – currently £15 (or €22).

The terms and conditions of the Standard Life Share Account are set out in *'Terms and Conditions of the Standard Life Share Account'* on page 26. They contain a full list of the current charges associated with the Standard Life Share Account.

Can I hold my shares in joint names?

You will not be able to buy shares in joint names on flotation.

After flotation, you can transfer some or all of your Standard Life shares to another person or into joint names. A transfer of this sort may affect your eligibility for bonus shares. We will send you more information about this in your *welcome pack*.

If you transfer your Standard Life shares to someone else there will be tax consequences and you should speak to a qualified financial adviser.

Can I hold shares in other companies in the Standard Life Share Account?

No. The Standard Life Share Account has been designed exclusively for Standard Life shares. This includes the shares you buy at a discount, any additional shares you buy in Standard Life plc and any bonus shares you receive.

How do I receive a share certificate instead?

You can choose to receive a share certificate on flotation instead of having your shares held in the Standard Life Share Account by ticking the box in Step ⑤ of your *buy form*, (unless you live in Germany or Austria – in which case your shares will be automatically held for you in the Standard Life Share Account). If you are a UK or Irish company, you will automatically receive a share certificate. Any holder of Standard Life shares (including shareholders in Austria and Germany) can receive a share certificate in respect of their shares after flotation by contacting our registrars.

What else do I need to know about share certificates?

A share certificate is documentary evidence that you own shares in a company. If you choose to receive a share certificate instead of having your Standard Life shares held in the Standard Life Share Account, it is important you look after it because you will need it if you want to sell your Standard Life shares and there will be a charge for its replacement from Friday 11 August 2006.

If you hold a share certificate, your name and address and the number of Standard Life shares you hold will be shown on the Standard Life plc share register. This is a public register and you may receive unsolicited mail from other companies.

What happens if I lose my share certificate after I have received it?

Our registrars will issue a replacement. There will be an administration charge of £30.11 (or €44.71) for this. You will also be sent a legally binding letter. You must sign this to confirm your loss and agree to make good any loss suffered by Standard Life plc or the registrars as a result of your loss. You may be required to take out insurance at your own expense to cover this liability. This letter may require countersigning by a bank or insurance company, who may also charge for this service.

How do I sell my shares if I have a share certificate?

You can sell them through the share dealing services described on pages 15 and 16, or by contacting a stockbroker or another authorised share dealing service of your choice. More information on these will be included in your *welcome pack*.

When will I receive my share account statement or share certificate?

We plan to post share account statements and share certificates to you (at your own risk) by Monday 17 July 2006, if the flotation of Standard Life plc goes ahead as planned on Monday 10 July 2006.

If you have not received your share account statement or share certificate (as applicable) by the end of Monday 31 July 2006, please contact your local dedicated helpline by Friday 11 August 2006. You will be required to complete various documents. Once satisfied, they will arrange for you to be sent a replacement share certificate.

Until you have received your share account statement or share certificate (as applicable), you will not be able to use the share dealing services to sell your shares.

About bonus shares

How do I get bonus shares?

If you buy shares at a discounted price, you will be eligible to receive one bonus share for every 20 shares that you hold continuously for one year from flotation. We currently expect the first anniversary of flotation to be Tuesday 10 July 2007. You will only be eligible to receive bonus shares in respect of the shares you buy at the discounted price.

For example, if you buy 1,000 shares at a discounted price and hold these shares continuously for one year, you will be eligible to receive another 50 shares in Standard Life plc.

If you do not hold your shares in the Standard Life Share Account, you may be required to confirm your eligibility to receive bonus shares.

What if I sell my shares before the first anniversary of flotation?

If you sell any of your shares before you have held them continuously for one year from flotation, the number of bonus shares you will be eligible to receive will be reduced correspondingly. If you sell all your shares, you will not be eligible to receive any bonus shares.

In the event of a change of control of Standard Life plc during the one-year period from flotation, the continuous period for which the relevant Standard Life shares must be held in order to be eligible for bonus shares will end on the day before such change of control occurs. If following such a change of control you are not issued with bonus shares even though you would otherwise have been eligible to receive them, Standard Life plc will make arrangements to compensate you.

What happens if I move my shares out of the Standard Life Share Account before I have held them continuously for one year from flotation?

If you move the shares that you buy on flotation out of the Standard Life Share Account in favour of a share certificate, you will not lose any eligibility for bonus shares in respect of those shares as a result, provided that the shares are still held by and in the name of the same person whose name they were held in the Standard Life Share Account. You may lose your eligibility if you move your shares in some other way, for example by transferring them to another person. We will include more information on this in the *welcome pack*.

How will I be taxed on any bonus shares that I receive?

There is some general information about the taxation of the bonus shares in the Taxation Considerations section of the Securities Note in the full Prospectus. For specific advice on our own position, you should consult a qualified financial adviser.

Buying and selling Standard Life shares after flotation

What will the share dealing services be?

The following share dealing services are expected to be made available to the majority of shareholders:

- A postal dealing service
- A telephone dealing service
- An internet dealing service

These services will be provided by Computershare Investor Services PLC.

If you hold a share certificate in respect of your shares you can also buy and sell Standard Life shares by contacting a stockbroker or other authorised share dealing service of your choice after the Standard Life shares start trading on the London Stock Exchange.

Who can use the share dealing services?

If you hold Standard Life shares in the Standard Life Share Account or hold a share certificate, you will be able to use the share dealing services described below.

Please note that you will be unable to use the share dealing services until you have received your share account statement or share certificate (as applicable).

If you hold your Standard Life shares in the Standard Life Share Account, you will only be able to use any available share dealing service provided by Computershare Investor Services PLC if you wish to sell your Standard Life shares or buy more.

Other share dealing services may have different commission rates or charges.

What will the costs be?

- For the United Kingdom:

Dealing Services (including purchases and sales)	Percentage of value of the deal	Minimum charge
Postal	0.5%	£15
Telephone	1%	£15
Internet*	0.5%	£15

*Internet purchases are only available from October 2006.

- For the Republic of Ireland:

Dealing Services (including purchases and sales)	Percentage of value of the deal	Minimum charge
Postal	0.5%	€20
Telephone	1%	€32
Internet*	0.5%	€32

*Internet purchases are only available from October 2006.

- For Germany and Austria:

Dealing Services (including purchases and sales)	Percentage of value of the deal	Minimum charge
Postal	0.5%	€20
Internet*	0.5%	€32

*Internet purchases are not available.

In addition to the share dealing charges, stamp duty (or stamp duty reserve tax) of currently 0.5% is payable on all share purchases.

What price will I pay or receive if I buy or sell shares after flotation?

You will pay or receive the price at which your Standard Life shares are bought or sold in the market in accordance with the terms and conditions of the dealing service through which you choose to deal. That price may be higher or lower than the price at which you could buy shares in Standard Life plc on flotation.

If you are using the postal, telephone or internet dealing service to buy or sell shares worth in excess of £9,000 (or €15,000) (in one transaction or in two or more linked transactions) or on a frequent or habitual basis, you may be required to provide evidence of your identity to the service provider (if you have not already done so) in order to comply with EU money laundering regulations.

Part 2: Some more useful information

Some useful definitions

bonus shares – the shares in Standard Life plc to be issued to persons who hold shares bought at a discounted price for the required period from the date of flotation.

CREST – the multi-currency electronic system for UK and Irish securities operated by CRESTCo Limited.

eligible member – a member of Standard Life who is entitled to receive shares on the demutualisation of Standard Life.

Institutional Offer – the offer to be made by Standard Life plc to certain institutional and other significant investors to buy Standard Life shares at the offer price as part of the flotation.

minor – a qualifying person who is under 18 (or 16 in Scotland).

Preferential Offer – the offer by Standard Life plc to be made to qualifying persons and qualifying employees to buy Standard Life shares on preferential terms as part of the flotation.

qualifying employees – employees of the Standard Life group on 18 April 2006 (provided that any such employee has not given notice to terminate his or her contract of employment) but excluding the directors of Standard Life and Standard Life plc.

qualifying persons – eligible members who live in the UK, the Republic of Ireland, Germany or Austria who are keeping their shares on flotation and certain other customers of companies in the Standard Life group, as described in the Prospectus.

Retail Offer – the offer to be made by Standard Life plc to certain individuals and other investors to buy Standard Life shares at the offer price as part of the flotation.

share account statement – the statement you will receive setting out the number of shares held for you in the Standard Life Share Account.

share certificate – a certificate from Standard Life plc evidencing that you are the legal owner of Standard Life shares. An alternative to holding a share certificate is to hold your Standard Life shares in the Standard Life Share Account.

Standard Life or SLAC – The Standard Life Assurance Company.

Standard Life Share Account – an account set up for Standard Life plc in which certain shareholders of Standard Life plc may hold their Standard Life shares.

Standard Life shares or shares – shares in Standard Life plc including shares bought in the Preferential Offer and any bonus shares that are issued.

References to where you live are to where you are shown as living in Standard Life's records as at Wednesday 31 May 2006.

References to the UK or United Kingdom include the Channel Islands and the Isle of Man except where stated otherwise.

References to 'I' or 'my' in this share guide and the buy form apply, where relevant, to companies as well as to individuals.

How to sign the forms – companies, minors, third parties and trustees

In most cases, if your name is on the form, you can simply sign and date your own form. This section tells you about some special cases – people who are signing on behalf of a company, a third party, a trustee or are under 18 (or under 16 in Scotland).

Are you signing on behalf of a company?

UK or Irish companies
To sign on behalf of a company, you must be a director, secretary or another person authorised to sign for that company. When you sign, you should write the capacity under which you are signing under the 'Sign here' box on your form. If you are signing on behalf of a UK or Irish company, you can apply the common seal of the company to the form countersigned in the normal way in which the company executes documents under seal.

German or Austrian companies
If you are signing on behalf of a company, you must be a director or another person authorised to sign for that company. When you sign, you should write the capacity under which you are signing under the 'Sign here' box on your form. A copy of the company's Handelsregisterauszug document must be supplied with the form.

Are you a minor, or signing on behalf of a minor?

If you are a minor, your parent and/or guardian must sign the relevant form for you in the 'Sign here' box, stating under the box the capacity in which they are signing.

If you are the parent or guardian of a qualifying person who is under 18 (or under 16 in Scotland) and have received a form on their behalf, you must sign the relevant form on their behalf in the 'Sign here' box. If you live in Germany, you must state under the 'Sign here' box the capacity in which you are signing.

Are you signing on behalf of a third party?

If you are signing a form under a power of attorney or other evidence of authority (for example, a grant of probate), you must attach a copy of the power of attorney or other evidence of your authority to sign, certified by a solicitor or notary public with the form.

If a certified copy of the necessary power of attorney or other such authority is not returned with your form, your form will not be accepted.

Are you signing as a trustee?

Where you are buying shares as a trustee of an occupational pension scheme, the sole trustee or (where there is more than one trustee) all the trustees should sign the relevant form. Where a company is a trustee, then the form must be signed by someone who is authorised to sign on behalf of that company see *'Are you signing on behalf of a company?'* above.

Definitions for use with the Terms and Conditions

Save where the context requires otherwise, the terms used in the terms and conditions of the Preferential Offer in this Part 3 (but not defined) have the following meanings:

Act – the Standard Life Assurance Company Act 1991;

Admission – admission by the UK Listing Authority of the Ordinary Shares to listing on the Official List in accordance with the Listing Rules and the admission of the Ordinary Shares to trading on the main market for listed securities of the London Stock Exchange in accordance with the Admission and Disclosure Standards produced by the London Stock Exchange;

Admission and Disclosure Standards – the requirements contained in the current edition of the publication "Admission and Disclosure Standards" containing, amongst other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's main market for listed securities;

Application Form – a Preferential Offer Application Form and/or an Employee Application Form;

Articles – the articles of association of the Company;

Business Day – a day (not being a Saturday or Sunday) on which banks are open for business in London and Edinburgh;

Buy Form – a form pursuant to which a Qualifying Person (not being an Eligible Member or an Eligible Member for a Pension Scheme Member Policy) may make an application to buy Ordinary Shares in the Preferential Offer;

Canadian Accredited Investor – a person that is a resident of Canada and is an accredited investor within the meaning provided in National Instrument 45-106-Prospectus and Registration Exemptions ("NI45-106") and is not a person created or being used only to purchase or hold securities as an accredited investor;

Canadian Member – a person who is an Eligible Member whose last recorded address, as recorded in the Records as at the Relevant Time on the SGM Date, is in Canada;

Canadian Offering Memorandum – the document to be sent to Canadian Members and Qualifying Persons resident in Canada, containing the Summary or the Prospectus (as appropriate);

Company – Standard Life plc, a public limited company incorporated in Scotland with registered number SC286832 and whose registered office is at Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH;

Court – the Court of Session in Edinburgh;

Demutualisation Share Allocation – the allocation of Ordinary Shares to Eligible Members in order to determine their demutualisation entitlement pursuant to the Main Scheme, as more particularly described in the Securities Note;

Demutualisation Shares – the Ordinary Shares to be allotted and issued upon the demutualisation of SLAC to Eligible Members (other than Non-Permitted Country Members), or to a nominee on their behalf, in accordance with the Main Scheme;

Directors – shall have the meaning given to it in the Prospectus;

Effective Date – the date on which the Main Scheme shall become effective;

Effective Time – the time on the Effective Date at which the Main Scheme shall become effective;

Eligible Member – each person who is a member of SLAC in accordance with the SLAC Regulations immediately prior to the Effective Time, but excluding SL MACS plc and SL MACS (No. 2) plc;

Employee Application Form – the form pursuant to which a Qualifying Employee is entitled to make an application to purchase Ordinary Shares in the Preferential Offer;

FSA – the UK Financial Services Authority;

FSMA – the Financial Services and Markets Act 2000, as amended;

HMRC – Her Majesty's Revenue & Customs;

Initial Share Sale Facility – the facility through which Voluntary Sales will be effected at the time of Admission to be provided by the Sale Nominee, pursuant to the terms and conditions of the Initial Share Sale Facility which are set out in the Securities Note and in this Part 3;

Institutional Offer – the offer of Ordinary Shares to certain institutional investors and other significant investors at the Offer Price, as more particularly described in the Securities Note;

Ireland – the Republic of Ireland;

Keep/Buy Form – a form pursuant to which an Eligible Member (not being a Non-Permitted Country Member or an Eligible Member for a Pension Scheme Member Policy) may elect to keep their Demutualisation Shares and, if applicable make an application to buy Ordinary Shares in the Preferential Offer;

Listing Rules – the listing rules issued by the FSA in its capacity as UK Listing Authority;

London Stock Exchange – London Stock Exchange plc;

Main Scheme – the scheme pursuant to Part VII of, and Schedule 12 to, FSMA under which substantially all of the long term business of SLAC is to be transferred to Standard Life Assurance Limited;

Memorandum – the memorandum of association of the Company;

Non-Permitted Country Member – an Eligible Member who is an Overseas Person;

Occupational Pension Scheme – any scheme or arrangement (wherever located) relating to an employer to or in respect of employees which is comprised in one or more instruments or agreements under which benefits, in the form of pensions, lump sum or other like benefits, are provided, or to be provided, on retirement, or on death, or in anticipation of retirement, or in connection with past service after retirement or death, or in connection with any change in the nature of the service of each such employee (other than accident or death by accident schemes);

Occupational Pension Scheme Policy – a Policy (including a Pension Scheme Member Policy) held by one or more Occupational Pension Scheme Trustees;

Occupational Pension Scheme Trustee – the person who is alone or with other persons the legal owner of one or more Occupational Pension Scheme Policies by virtue of being the trustee or plan sponsor, as the case may be, of an Occupational Pension Scheme Policy;

Offer Price – the price per Ordinary Share payable under the Institutional Offer and the Retail Offer, which will be determined by the Company in consultation with Merrill Lynch International and UBS Limited;

Offer Price Range – is the price per Ordinary Share stated in the Prospectus, being the indicative price range within which the Offer Price is expected to fall (although the Offer Price may be above or below such indicative price range);

Offers – the offers of Ordinary Shares comprising the Preferential Offer, the Institutional Offer and the Retail Offer;

Official List – the Official List maintained by the UK Listing Authority pursuant to Part IV of FSMA;

Ordinary Shares – ordinary shares of 10 pence each (or, where the context so requires, such other nominal value as they may then have) in the capital of the Company;

Overseas Person – a person whose last recorded address as recorded in the Records as at the Relevant Time on the SGM Date, is not in a Permitted Country;

Pension Scheme Keep/Buy Form – a form pursuant to which an Eligible Member for a Pension Scheme Member Policy (not being a Non-Permitted Country Member) may elect to keep their Demutualisation Shares and, if applicable, make an application to buy Ordinary Shares in the Preferential Offer;

Pension Scheme Member Policy – an Occupational Pension Scheme Policy issued by the UK or Irish business of SLAC in relation to which SLAC holds individual records of underlying members of the scheme in relation to whom investments are made under the policy;

Pension Scheme Sell Form – a form pursuant to which an Eligible Member for a Pension Scheme Member Policy (not being a Non-Permitted Country Member) may elect to sell their Demutualisation Shares through the Initial Share Sale Facility and have the proceeds paid to them in cash;

Permitted Country – any or all of Austria, Canada, the Channel Islands, Germany, Ireland, the Isle of Man and the United Kingdom;

Policy – a contract entered into by SLAC (including orphan TN certificates and subrogated TN certificates, each as defined in the SLAC Regulations in force immediately prior to the Effective Time), the object of which is within any class or classes of insurance business specified in Schedule 1 to the Regulated Activities Order or any other class or description of insurance, pension, indemnity, annuity or guarantee business;

Preferential Offer – the offer of Ordinary Shares to Qualifying Persons and Qualifying Employees pursuant to the terms and conditions of the Preferential Offer, which are set out in the Securities Note and in this Part 3;

Preferential Offer Application Form – (i) a Keep/Buy Form; (ii) a Buy Form; (iii) a Pension Scheme Keep/Buy Form; and/or (iv) a Tailored Keep/Buy Form (as defined in the terms and conditions of the Initial Share Sale Facility) (as applicable);

Preferential Offer Price – the price per Ordinary Share being at a discount of 5% to the Offer Price;

Pricing Statement – the pricing statement containing the Offer Price and the Preferential Offer Price expected to be published by 9 July 2006;

Proposal – the proposal for the demutualisation of SLAC and the flotation of the Company on the London Stock Exchange and all related aspects of the demutualisation and flotation, as described in the Prospectus;

Prospectus – the prospectus issued by the Company in relation to the Offers, comprising the Summary, the Registration Document, and the Securities Note prepared, published and approved by and filed with the FSA in accordance with the Prospectus Rules;

Prospectus Rules – the Prospectus Rules of the FSA made under section 73A of FSMA;

QIBs – Qualified Institutional Buyers as such term is defined in Rule 144A;

Qualifying Employee – an employee of any company within the Standard Life Group in service on 18 April 2006, provided that such employee shall not have given notice of termination of his or her contract of employment, but excluding each director of SLAC and the Company;

Qualifying Person – shall have the meaning given to it in the Prospectus;

Receiving Agent – Computershare Investor Services PLC;

Records – the electronic and/or other records of SLAC;

Registration Document – the Registration Document produced under the Prospectus Rules, which, together with the Securities Note and the Summary, constitutes the Prospectus;

Regulatory Information Service – a Regulatory Information Service that is approved by the FSA and is on the list of Regulatory Information Services maintained by the FSA;

Regulation S – Regulation S as promulgated under the US Securities Act;

Relevant Time – 11:59 p.m. UK time;

Retail Offer – the offer of Ordinary Shares to certain individuals and other investors in the United Kingdom at the Offer Price pursuant to the terms and conditions of the Retail Offer which are set out in the Securities Note;

Rule 144A – Rule 144A under the US Securities Act;

Sale Nominee – Computershare Company Nominees Limited, a company registered in Scotland No. SC167175, or any other nominee company appointed by the Company to which the Sale Shares are to be issued and which is to sell such Sale Shares on behalf of Voluntary Sellers pursuant to the terms and conditions of the Initial Share Sale Facility;

Sale Shares – Demutualisation Shares to be sold on behalf of Voluntary Sellers pursuant to the terms and conditions of the Initial Share Sale Facility;

SDRT – Stamp Duty Reserve Tax;

Securities Note – the Securities Note produced under the Prospectus Rules, which, together with the Registration Document and the Summary, constitutes the Prospectus;

Sell Form – a form pursuant to which an Eligible Member (who is not a Non-Permitted Country Member or an Eligible Member for a Pension Scheme Member Policy) may elect to sell Demutualisation Shares pursuant to the terms and conditions of the Initial Share Sale Facility;

SGM or Special General Meeting – the special general meeting of SLAC held on the SGM Date to consider the Proposal;

SGM Date – 31 May 2006;

Share Account Statement – a statement of a person's holding of Ordinary Shares in the Standard Life Share Account;

Share Guide – each of the explanatory guides relating to receiving Demutualisation Shares and/or the Preferential Offer and/or the Retail Offer containing the terms and conditions of the Preferential Offer, the Retail Offer, the Initial Share Sale Facility and/or the Standard Life Share Account (as appropriate);

Share Nominee – Computershare Company Nominees Limited, a company registered in Scotland No. SC167175, or any other company appointed by the Company to act as a nominee holder of Ordinary Shares in the Standard Life Share Account;

Share Plus Account – a Share Plus Account with SLB, available to Voluntary Sellers resident in the United Kingdom, into which such Voluntary Sellers can have the proceeds due to them from the sale of their Sale Shares paid;

SLAC – The Standard Life Assurance Company, to be renamed The Standard Life Assurance Company 2006 on or around the Effective Date;

SLAC Regulations – the regulations of SLAC made under Section 14 of the Act, in force at the relevant time;

Standard Life Assurance Limited – Standard Life Assurance Limited (registered in Scotland with number SC286833);

Standard Life Bank or SLB – Standard Life Bank Limited (registered in Scotland with number SC173685);

Standard Life Group – if used to refer to a time before the Effective Time, SLAC and each of its subsidiaries and, if used to refer to a time after the Effective Time, the Company and each of its subsidiaries;

Standard Life Share Account – the arrangements for the holding of Ordinary Shares through a nominee, the terms and conditions of which are set out in the Securities Note and in this Part 3;

Summary – the Summary produced under the Prospectus Rules, which, together with the Registration Document and the Securities Note, constitutes the Prospectus;

Trustee – the trustee of the Unclaimed Assets Trust established to deal with the Unclaimed Demutualisation Shares and the Unclaimed Demutualisation Cash;

UK or United Kingdom – the United Kingdom of Great Britain and Northern Ireland;

UK Listing Authority – the FSA, acting in its capacity as the competent authority for listing in the United Kingdom under Part IV of FSMA;

Unclaimed Assets Trust – the trust to be entered into between the Trustee and the Company on or about the Effective Date;

Unclaimed Demutualisation Cash – the cash demutualisation entitlements of Non-Permitted Country Members and the net proceeds of sale of Demutualisation Shares of Canadian Members for whom SLAC is not satisfied that it has a valid address in sufficient time before the Effective Date;

Unclaimed Demutualisation Shares – the Demutualisation Shares of Eligible Members for whom SLAC is not satisfied that it has a valid address in sufficient time before the Effective Date;

US or United States – the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

US Securities Act – the US Securities Act of 1933, as amended;

Voluntary Sales – the sale through the Initial Share Sale Facility of Demutualisation Shares allotted and issued to a nominee on behalf of Eligible Members who have elected to sell their Demutualisation Shares or, in the case of Canadian Members and Eligible Members for Pension Scheme Member Policies, have not elected to retain their relevant Demutualisation Shares; and

Voluntary Sellers – Eligible Members who effect a Voluntary Sale.

Terms and Conditions of the Preferential Offer

INTRODUCTION

1. For the purposes of these terms and conditions only, references to "you" are to the Qualifying Person or Qualifying Employee (as the case may be) applying to buy Ordinary Shares in the Preferential Offer using the relevant Application Form.

2. If you apply for Ordinary Shares in the Preferential Offer you will be agreeing with the Company, Merrill Lynch International, UBS Limited and the Receiving Agent to the terms and conditions set out below.

Offer to purchase Ordinary Shares

3. Qualifying Persons must apply in the Preferential Offer on a Preferential Offer Application Form and Qualifying Employees must apply in the Preferential Offer on an Employee Application Form. Subject to paragraph 14, Qualifying Persons who are also Qualifying Employees may make separate applications in the Preferential Offer on a Preferential Offer Application Form and an Employee Application Form. Where there are references to monetary amounts in these terms and conditions, the applicable currency is that in which you made your application, as specified on your Application Form.

4. By completing and submitting an Application Form, you or, if you sign the Application Form on behalf of somebody else or a corporation, that person or corporation:

   (a) offer to acquire at the Preferential Offer Price the maximum number of Ordinary Shares (rounded down to the nearest whole Ordinary Share) that may be acquired with the amount that you have specified in your Application Form as the amount which you wish to invest (or any smaller amount in respect of which your application to acquire Ordinary Shares in the Preferential Offer is accepted) subject to the provisions of the Prospectus, these terms and conditions, the terms of the relevant Application Form, the Pricing Statement, any supplementary prospectus and the Memorandum and Articles and, if you are resident in Canada, the Canadian Offering Memorandum;

   (b) agree that your application to acquire Ordinary Shares in the Preferential Offer must be for a minimum amount of £1,000, €1,520 or CAN $2,300 (as applicable);

   (c) agree that the maximum allocation you will be entitled to invest in Ordinary Shares under the Preferential Offer (whether made on a Preferential Offer Application Form or on an Employee Application Form or, if applicable, on both) at the Preferential Offer Price is £50,000 (or, where applicable, the equivalent amount in euro or Canadian dollars, as the case may be, calculated at the prevailing exchange rate at the time of Admission);

   (d) subject to sub-paragraph 4 (a), (b) and (c) above and to paragraph 13 below, offer to acquire at the Offer Price the number of Ordinary Shares (rounded down to the nearest whole Ordinary Share) that may be purchased with the amount specified in your Application Form as the amount which you wish to invest which is in excess of the £50,000 investment in Ordinary Shares (or, where applicable, the equivalent amount in euro or Canadian dollars, as the case may be, calculated at the prevailing exchange rate at the time of Admission) and which you are allocated in the Preferential Offer (or any smaller amount of such excess in respect of which your application to acquire Ordinary Shares in the Preferential Offer is accepted), subject to the provisions of the Prospectus, these terms and conditions, the terms of the relevant Application Form, the Pricing Statement, any supplementary prospectus and the Memorandum and Articles and, if you are resident in Canada, the Canadian Offering Memorandum;

   (e) agree that there is no minimum allocation of Ordinary Shares in the Preferential Offer and, in the event your application is scaled back, you may not receive the full value of Ordinary Shares you applied to invest;

   (f) if your application for Ordinary Shares is in euro or Canadian dollars, agree that your application will be treated as equivalent to an application in sterling at a notional exchange rate of £1 to €1.52 or CAN $2.30, as appropriate, for the purposes of determining your application for Ordinary Shares. You will receive a refund in the currency in which you made your application, payable in accordance with paragraph 12, for any difference between the price of the Ordinary Shares you are allocated in sterling and the amount you have paid in euro or Canadian dollars (as the case may be), calculated using the actual exchange rate prevailing at the time of Admission. If your application monies at the actual exchange rate used would not be sufficient to purchase the number of Ordinary Shares which you would have received had that actual exchange rate been same as the notional exchange rate, the number of Ordinary Shares allocated to you will be reduced accordingly. In the event that the amount of your refund is less than the Offer Price of one Ordinary Share, this surplus will be retained by the Company and donated to charity, in accordance with paragraph 13;

   (g) authorise the Receiving Agent to send on behalf of the Company (i) a definitive share certificate for the number of Ordinary Shares for which your application is accepted or a Share Account Statement if your Ordinary Shares are to be held in the Standard Life Share Account (the "Share Account"); and/or (ii) a cheque in the currency in which you made your application for any monies returnable (without interest) or your cheque or banker's draft, in each case, by post to your address and to do all things and, where applicable, to take all actions necessary to procure that your name or the name of Computershare Company Nominees Limited, as the Share Nominee, is placed on the register of members of the Company in respect of the Ordinary Shares for which your application is accepted;

   (h) in consideration of the Company, Merrill Lynch International, UBS Limited and the Receiving Agent agreeing that they will not, prior to the date of Admission (or such later date as the Company, Merrill Lynch International and UBS Limited may agree), sell to any person or assist in the sale to any person of any of the Ordinary Shares comprised in the Offers other than by means of the procedures referred to in the Prospectus, and as a collateral contract between you, the Company, Merrill Lynch International, UBS Limited and the Receiving Agent which will become binding on you on despatch by post or delivery to the Receiving Agent of your Application Form, you:

      (i) agree that, subject to any statutory rights of withdrawal, your application may not be revoked or withdrawn by you until after 31 August 2006 in the event that Admission has not taken place by that date;

      (ii) undertake to pay the Preferential Offer Price for the Ordinary Shares (payable in full on application) in respect of which your application is accepted, subject to a maximum allocation of £50,000 at the Preferential Offer Price (or, where applicable, the equivalent amount in euro or Canadian dollars calculated at the prevailing exchange rate at the time of Admission), and undertake to pay the Offer Price for the Ordinary Shares (payable in full on application) in respect of which your application is in excess of the amount permitted to be invested in Ordinary Shares at the Preferential Offer Price is accepted;

      (iii) warrant that any cheque or banker's draft accompanying your Application Form will be honoured on first presentation and agree that, if such remittance is not so honoured, notwithstanding that you or the Share Nominee may have been entered on the register of members of the Company, neither you nor the Share Nominee (as the case may be) will be entitled to receive a share certificate or a Share Account Statement in respect of the Ordinary Shares applied for or to enjoy or receive any rights, dividend, distribution or other payment in respect of such Ordinary Shares unless and until you make payment in cleared funds for such Ordinary Shares and such payment is accepted by the Receiving Agent (which acceptance shall be in its absolute discretion and on the basis that you indemnify the Company, the Receiving Agent, Merrill Lynch International and UBS Limited against all costs, damages, losses, expenses and liabilities arising out of, or in connection with, the failure of your remittance to be honoured on first presentation);

      (iv) agree that, at any time prior to unconditional acceptance by the Receiving Agent of late payment pursuant to sub-paragraph 4 (h)(iii) above, the Receiving Agent may (on behalf of the Company, Merrill Lynch International and UBS Limited and without prejudice to any other rights) terminate the agreement (if any) to allocate such Ordinary Shares to you without liability to you and may reallocate the Ordinary

Shares to some other person, in which case you will not be entitled to any refund or payment in respect of such Ordinary Shares (other than the refund to you of any proceeds or remittance accompanying, or money paid pursuant to a bank transfer order or through internet banking in relation to, your Application Form at your own risk, without interest) and, in the event of termination, any Ordinary Shares which have been issued to you will be sold as soon as is reasonably practicable (and for which purpose you hereby irrevocably authorise the Company, or any person appointed by it for this purpose, to execute on your behalf any instrument of transfer which may be necessary to effect such sale) and consent to the proceeds of such sale being paid to and retained by the Company and you will pay the Receiving Agent (on behalf of itself, the Company, Merrill Lynch International and UBS Limited), on demand, such amount as may be necessary to compensate the Receiving Agent, the Company, Merrill Lynch International and UBS Limited for any losses, costs and expenses incurred or expected to be incurred as a result of the remittance not being honoured on first presentation or as a result of termination of the agreement. Any decision by the Receiving Agent to accept payment shall be without prejudice to the decision of the Company to accept the whole or any part of your application as described in paragraph 9 below;

(v) agree that any share certificate or Share Account Statement to which you may become entitled and monies returnable to you may be retained pending clearance of your remittance or pending investigation of any suspected breach of any of the warranties contained in sub-paragraphs 19(a), 19(b), 19(h), 19(k), 19(l), 19(n), 19(o) 19(p) 19(q) and 19(r) below and that any interest accruing on such retained monies shall accrue to and for the benefit of the Company;

(vi) agree, on request by the Receiving Agent, the Company, Merrill Lynch International or UBS Limited, to disclose promptly in writing to Merrill Lynch International, UBS Limited, the Company or the Receiving Agent such information as they may request in connection with your application and authorise the Receiving Agent, the Company, Merrill Lynch International and UBS Limited to disclose any information relating to your application which it may consider appropriate;

(vii) agree that any share certificate or Share Account Statement in respect of any Ordinary Shares to which you or the Share Nominee may become entitled and monies returnable to you may be retained pending clearance of your remittance, investigation of any suspected breach of these terms and conditions and any verification of identity which is, or which the Receiving Agent, the Company, Merrill Lynch International or UBS Limited considers may be, required for the purposes of any applicable money laundering laws or regulations (including, without limitation, the Money Laundering Regulations 2003) and that any interest accruing on such retained monies shall accrue to and for the benefit of the Company;

(viii) agree that, if evidence of identity satisfactory to the Receiving Agent, the Company, Merrill Lynch International and UBS Limited is not provided to the Receiving Agent, the Company, Merrill Lynch International, UBS Limited or the Receiving Agent on or before 10 a.m. (local time) on 5 July 2006 (or such later date and time as the Company, Merrill Lynch International and UBS Limited may agree), the Company, the Receiving Agent, Merrill Lynch International or UBS Limited may terminate your contract of allocation and, in such case, your application monies, less any amount retained by the Company (or its agents) as compensation for breach of contract, will be returned to the bank or other account on which the cheque or other remittance accompanying the application was drawn and you agree that, in such event, you will have no claim against Merrill Lynch International, UBS Limited, the Receiving Agent, the Company or any of their respective officers, agents or employees in respect of the balance of your application monies, if any, retained by the Company (or its agents) or otherwise in connection therewith;

(ix) agree that your Application Form is addressed to the Company, the Receiving Agent, Merrill Lynch International and UBS Limited;

(x) agree that you are not applying on behalf of a person engaged in, or whom you know or have reason to believe is engaged in, money laundering;

(xi) undertake to ensure that, in the case of an application signed by someone else on your behalf, the original of the relevant power of attorney or other appropriate authority (or a complete copy certified by a solicitor or notary) is enclosed with your Application Form;

(xii) agree that any future communications sent by the Company to you in your capacity as a shareholder of the Company will be in the English language;

(xiii) agree that the Company, Merrill Lynch International and UBS Limited reserve jointly the right to alter any arrangements in connection with the Preferential Offer (including the timetable and terms of application); and

(xiv) agree that the contract arising from acceptance of all or part of your application under the Preferential Offer will be, or will be deemed to be, entered into by you and the Company on these terms and conditions (subject to sub-paragraph 4(xiii) above) and that any changes, additions or alterations made to any Application Form will have no effect.

5. If your Application Form is not completed correctly, or is amended, or is received at the return address specified on your Application Form after 10 a.m. (local time) on 5 July 2006, or if the accompanying cheque or banker's draft or bank transfer or internet payment (as the case may be) is for the wrong amount, or if your Application Form is not accompanied by a power of attorney or other authority (or a copy certified by a solicitor or notary) where required, it may be rejected. In these circumstances, the Company's decision as to whether to reject or treat your application as valid shall be final and binding on you. Neither the Company, Merrill Lynch International, UBS Limited, the Receiving Agent nor any of their respective officers, agents or employees will accept any liability for any such decision and no claim will be made against any such persons in respect of your non-receipt of Ordinary Shares, or for any loss resulting from such non-receipt.

6. Any application may be rejected in whole or in part by the Company in its absolute discretion.

7. The Company and its agents reserve the right to treat as valid any application not complying fully with these terms and conditions or not in all respects completed or sent in accordance with the instructions on the Application Form or set out in the accompanying Share Guide. The Company and its agents reserve the right to waive in whole or in part any of the provisions of these terms and conditions, either generally or in respect of one or more applications. In these circumstances, the decision of the Company as to whether to treat the application as valid and how to construe, amend or complete it shall be final. You will not, however, be treated as having offered to invest a higher amount than is indicated in the Application Form.

Acceptance of your offer

8. The Company, may accept your application (if your application is received, validated (or treated as valid), processed and not rejected) either:

   (a) by notifying, publishing or announcing the final Offer Price, Preferential Offer Price, size of the Offers and the basis of allocation of the Ordinary Shares (in which case the acceptance will be on that basis); or

   (b) by notifying acceptance to the Receiving Agent.

9. The acceptance may (at the absolute discretion of the Company, in consultation with Merrill Lynch International and UBS Limited) be of the whole or any part of your application and the amount you have offered to invest may be scaled down. The Company will endeavour to satisfy valid applications in full but this is subject to the overall level of demand for Ordinary Shares. The basis of allocation for applications will be determined by the Company, in consultation with Merrill Lynch International and UBS Limited. The Company, in consultation with Merrill Lynch International and UBS Limited, reserves the right to scale down such applications as it, in its absolute discretion, considers appropriate. In the event that applications in the Preferential Offer are scaled back, the allocation policy may favour smaller applications.

Condition

10. The contract arising from acceptance of applications (in whole or in part) in the Preferential Offer will be entered into by you (if you are a successful applicant) and the Company. Under this contract, you will

be required to acquire the Ordinary Shares at the Preferential Offer Price (subject to a maximum potential purchase at the Preferential Offer Price of £50,000, (or, where applicable, the equivalent amount in euro or Canadian dollars, calculated at the prevailing exchange rate at the time of Admission)) and, if applicable, at the Offer Price. This contract will be conditional upon the Underwriting and Sponsors' Agreement referred to in the Securities Note becoming wholly unconditional and not having been terminated before Admission.

11. Subject to applicable law, you will not be entitled to exercise any remedy of rescission for innocent misrepresentation (including pre-contractual representations) at any time after acceptance. This does not affect any other rights you may have, including, for the avoidance of doubt, any statutory withdrawal rights.

Return of application monies

12. If any application is invalid or not accepted or if any contract created by acceptance does not become unconditional or if any application is accepted for an amount lower than that offered, subject as hereinafter provided, the application monies or the balance of the amount paid on application (as the case may be) will be returned, without interest, by cheque in the currency in which it was paid. Any such refund cheques will be posted to you by no later than 17 July 2006. Prior to that time, application monies will be retained by the Receiving Agent in an account designated for these purposes and any interest accrued on the application monies will be retained by, and for the benefit of, the Company. The cheque and/or banker's draft accompanying your application may be presented on receipt and before acceptance of your application, or application monies may be transferred pursuant to a bank transfer order or through internet banking (as the case may be, in accordance with the instructions on the relevant Application Form) before acceptance of your application, but this will not constitute acceptance of your application, either in whole or in part. The proceeds of this presentation or transfer will be held pending acceptance and, if your application is accepted and the condition in paragraph 10 above is satisfied, will be applied in discharging the total amount due for the Ordinary Shares you have been allocated. Share certificates, Share Account Statements and surplus application monies (if any) may be retained pending clearance of your cheque and/or banker's draft (where applicable). The right is also reserved to reject any application in respect of which your cheque or banker's draft, as the case may be, has not been cleared on first presentation and, in any event, by 12 noon on 17 July 2006. The Company may require you to pay interest or other resulting costs (or both) if the cheque or banker's draft accompanying your application is not honoured on first presentation.

13. Amounts of less than the Offer Price of one Ordinary Share will be retained by the Company and donated to charity. Sums refunded will in all cases be paid in the currency of application. Where your application for Ordinary Shares was made in euro or Canadian dollars and the exchange rate at the time of Admission is such that the amount of your application in sterling is greater than the price of the Ordinary Shares you have been allocated, you will receive a refund cheque in the currency of your application for the surplus application monies in accordance with paragraph 12 above. If, after the allocation, an amount of less than the Preferential Offer Price of one Ordinary Share remains and you have also been allocated Ordinary Shares at the Offer Price and an amount of less than the Offer Price of one Ordinary Share remains, these two sums may be added together and, if sufficient, you will acquire an additional Ordinary Share at the Offer Price.

Applications

14. The number of Ordinary Shares to be allocated in the Preferential Offer will be at the absolute discretion of the Company, in consultation with Merrill Lynch International and UBS Limited. The Company has absolute discretion to decide in any individual case whether the conditions of eligibility for Qualifying Persons and/or Qualifying Employees (as the case may be) have been satisfied. To participate in the Preferential Offer, Qualifying Persons must apply on a Preferential Offer Application Form and Qualifying Employees must apply on an Employee Application Form. Qualifying Persons who are also Qualifying Employees may make separate applications in the Preferential Offer on a Preferential Offer Application Form and on an Employee Application Form, subject to an aggregate maximum purchase of £50,000 at the Preferential Offer Price (or, where applicable, the equivalent amount in euro or Canadian dollars calculated at the prevailing exchange rate at the time of Admission). Qualifying Persons and Qualifying Employees may not apply jointly with others in the Preferential Offer.

15. Eligible Members who sell all their Demutualisation Shares on Admission through the Initial Share Sale Facility will not be eligible to apply for Ordinary Shares in the Preferential Offer.

No multiple applications

16. Only one application may be made for the benefit of any person in the Preferential Offer, except that a Qualifying Person who is also a Qualifying Employee may make separate applications in the Preferential Offer in each capacity subject to an aggregate maximum purchase of £50,000 at the Preferential Offer Price (or, where applicable, the equivalent amount in euro or Canadian dollars calculated at the prevailing exchange rate at the time of Admission).

17. An application may not be made using funds provided by another person under an arrangement whereby any Ordinary Shares allocated to the applicant or all or substantially all of the value of such Ordinary Shares are to be transferred to that person. Any application which breaches either of these rules is a "multiple application". Multiple applications and suspected multiple applications are liable to be rejected and you may also incur legal liability.

18. The information supplied in, or in connection with, your application may also be disclosed to regulatory bodies and members of the police forces for compiling lists of, and otherwise taking action in respect of, suspected multiple or fraudulent applications. In particular, criminal proceedings may be instituted against anyone knowingly making or authorising an application which falsely claims Qualifying Person or Qualifying Employee status.

Warranties

19. By completing and submitting an Application Form, you:

    (a) warrant that, if the laws of any territory outside a Permitted Country are relevant to your application, in connection with your application, you have complied with all such laws, obtained all governmental and other consents which may be required, complied with all requisite formalities and paid any issue, transfer or other taxes due in connection with your application in any territory, (other than any UK stamp duty or SDRT), and that you have not taken any action or omitted to take any action which will or may result in the Company, the Receiving Agent, Merrill Lynch International or UBS Limited or any of their respective officers, agents or employees acting in breach of the regulatory or legal requirements of any territory outside the United Kingdom in connection with the Offers or your application;

    (b) warrant that, if you sign an Application Form on behalf of somebody else or a corporation, you have the authority to do so and that such other person will be bound accordingly and will be deemed also to have given the confirmations, warranties and undertakings contained in these terms and conditions and undertake to enclose your power of attorney or other appropriate authority (or a complete copy thereof duly certified by a solicitor or notary);

    (c) confirm that, in making an application, neither you nor any person on whose behalf you are applying are relying on any information or representation in relation to the Company, any other member of the Standard Life Group or the Offers, or any of them, other than is contained in the Prospectus, the Pricing Statement, any supplementary prospectus and, if you are resident in Canada, the Canadian Offering Memorandum;

    (d) in relation to sub-paragraph 19(c) above, agree, subject to applicable law, that none of the Company, Merrill Lynch International, UBS Limited, the Receiving Agent, the Sale Nominee, any Voluntary Seller, the Directors or any person acting on behalf of them or any person responsible solely or jointly for the Prospectus, the Pricing Statement, any supplementary prospectus or, if you are resident in Canada, the Canadian Offering Memorandum or any part of any of them, shall have any liability for any such information or representation (excluding for fraudulent mis-representation);

    (e) agree that you have read the Summary or, if you are resident in Canada, the Canadian Offering Memorandum containing the Summary, and the Share Guide and you agree to be bound by these terms and conditions and the terms of your Application Form;

    (f) acknowledge that the Summary is a summary of the Prospectus and that any investment decision you take in relation to the Ordinary Shares should be based on consideration of the Prospectus;

    (g) agree that, having had the opportunity to obtain and read the Prospectus, the Pricing Statement, any supplementary prospectus and, if you are resident in Canada, the Canadian Offering

Memorandum, you will be deemed to have noted all information and representations concerning the Company or any other member of the Standard Life Group contained in the Prospectus, the Pricing Statement, any supplementary prospectus and, if you are resident in Canada, the Canadian Offering Memorandum;

(h) warrant that, if you are resident in Canada and you are applying to invest in excess of £50,000 in Ordinary Shares (such amount in Canadian dollars to be calculated at the prevailing exchange rate at the time of Admission), you are a Canadian Accredited Investor for the purposes of Canadian securities laws;

(i) agree that no person is authorised in connection with the Offers to give any information or make any representation other than as contained in the Prospectus, the Pricing Statement, any supplementary prospectus and, if you are resident in Canada, the Canadian Offering Memorandum and, if given or made, any information or representation must not be relied upon as having been authorised by Merrill Lynch International, UBS Limited, the Company or any other person;

(j) agree to the fullest extent permitted by applicable law that you waive any right you may have under any law or regulation, other than English law or regulation, to bring an action or claim in any jurisdiction, other than in England, against the Sale Nominee and/or any Voluntary Seller in relation to any and all information, representations, statements or omissions contained in the Prospectus, Pricing Supplement and/or any supplementary prospectus, or if you are resident in Canada, the Canadian Offering Memorandum, in relation to your application in this Preferential Offer;

(k) confirm that you have reviewed the restrictions contained in paragraphs 23 and 24 below and warrant, to the extent relevant, that you (and any person on whose behalf you apply) comply or have complied with the provisions of paragraphs 23 and 24 below;

(l) warrant that, if you are under 18 (or in the case of residents of Scotland, under 16) on the date of your application, your parent or guardian has signed your Application Form on your behalf and will be the registered holder of your Ordinary Shares;

(m) agree that all documents in connection with the Offers and any returned monies may be sent by post to you at your address set out in your Application Form and that subject to paragraph 32, any such documents and return monies will be sent at your own risk;

(n) in the case of an application made on a Preferential Offer Application Form, warrant that (i) you are (or, if you are signing on behalf of another person, that other person is) a Qualifying Person and that, subject as hereinafter provided, the Preferential Offer Application Form is completed and delivered solely for and on behalf of the applicant and not directly or indirectly, in whole or in part, for or on behalf of any other person (provided that, a Qualifying Person who is a Qualifying Person acting in the capacity of an Occupational Pension Scheme Trustee may make an application for the benefit of the beneficiaries of that trust); and (ii) except in certain limited circumstances pursuant to the Main Scheme, only one application has been made by you or on your behalf on a Preferential Offer Application Form;

(o) in the case of an application made on an Employee Application Form, warrant that (i) you are (or, if you are signing on behalf of another person, that other person is) a Qualifying Employee and that the Employee Application Form is completed and delivered solely for and on behalf of the applicant and not directly or indirectly, in whole or in part, for or on behalf of any other person; and (ii) only one application has been made by you or on behalf of a Qualifying Employee on an Employee Application Form;

(p) warrant that you are not applying as, or as nominee or agent of, a person who is or may be a person mentioned in any of Sections 67, 70, 93 or 96 of the Finance Act 1986 (concerning depositary receipts and clearance services);

(q) warrant that you are not (and are not acting on behalf of) a person resident in the United States, Australia or Japan and you are not applying, nor are you applying on behalf of a party, with a view to the re-offer, re-sale or delivery of the Ordinary Shares directly or indirectly in or into the United States, Australia or Japan or to a person resident in the United States, Australia or Japan or to any person who you believe is purchasing or subscribing for the Ordinary Shares for the purpose of such re-sale, re-offer or delivery;

(r) warrant and undertake that you are not applying on behalf of a person engaged in, or whom you know or have reason to believe is engaged in, money laundering; and

(s) agree that any material downloaded from the Standard Life website, www.standardlife.com, in relation to the Preferential Offer is done at your own risk and that you will be solely responsible for any damage or loss of data that results from the download of any material.

Money laundering

20. You agree that in order to ensure compliance with any applicable money laundering laws or regulations (including the Money Laundering Regulations 2003) the Receiving Agent may, at its absolute discretion, require verification of identity from any person lodging an Application Form who either (i) tenders payment by way of banker's draft or cheque drawn on, or by way of telegraphic transfer or similar electronic means from, an account in the name of another person or persons or (ii) appears to that Receiving Agent to be acting on behalf of some other person. In the former case, verification of identity of the applicant may be required. In the latter case, verification of identity of any persons on whose behalf the applicant appears to be acting may be required. Failure to provide the necessary evidence of identity may result in application(s) being rejected or delays in the despatch of documents.

21. Without prejudice to the generality of paragraph 20 above, verification of the identity of applicants may be required if the value of the Ordinary Shares applied for under the Preferential Offer, whether in one or more applications (if permissible), exceeds £9,000 or €15,000 (as applicable). If, in such circumstances, you do not use your own personal cheque and you use a bank or building society cheque or banker's draft (and unless you are resident in Canada) you should ensure that the institution issuing the cheque or banker's draft enters the name, address and account number of the person whose account is being debited on the reverse of the cheque or banker's draft and add its stamp. If, in such circumstances, you use a cheque drawn on an account in the name of a third party, you should write the name and address of the person named in the Application Form on the back of the cheque and record the date of birth of that person. However you make your payment, in such circumstances, you may also be requested to provide further identification, for example, a copy of your passport or driving licence certified by a solicitor or notary or a recent original bank or building society statement or utility bill in your name and showing your current address (which originals will be returned by post at the applicant's risk).

22. You agree that in any of the circumstances set out in paragraphs 20 and 21 above the Receiving Agent may carry out searches of electronic databases in order to verify your personal details.

Overseas investors

23. No person receiving a copy of the Prospectus and/or an Application Form in any territory may treat the same as constituting an invitation or offer to him nor should he in any event use such Application Form unless, in the relevant territory, such an invitation or offer could lawfully be made to him or such Application Form could lawfully be used by him without contravention of any registration or other requirements. No documents relating to the Offers have been submitted to the clearance procedures of any authorities, other than those of the UK, Austria, Germany, Ireland and Jersey. Any application made by or on behalf of a person outside of a Permitted Country will be liable to be rejected.

24. (a) The Ordinary Shares have not been and will not be registered under the US Securities Act or qualified for sale under the laws of any state of the United States. The Ordinary Shares may not be offered, sold or delivered in the United States, except to QIBs in transactions exempt from the registration requirements of the US Securities Act or to certain persons in transactions outside the United States pursuant to Regulation S. You are notified that the sellers of the Ordinary Shares may be relying on the exemption from the provisions of Section 5 of the US Securities Act provided by Rule 144A.

(b) The Ordinary Shares have not been and will not be qualified for distribution or registered under the securities laws of Australia or Japan. Save with the prior consent of the Company, Merrill Lynch International or UBS Limited the Ordinary Shares may not be offered, sold, transferred or delivered, directly or indirectly, in Australia or Japan or in any of their states, provinces, territories or possessions or areas subject to their jurisdiction (together "Prohibited Territories") or as a result of a purchase order known to originate in any Prohibited Territory, or to a citizen of, or a person resident in, any Prohibited Territory or to a corporation,

partnership or other entity created or organised in or under the laws of any Prohibited Territory or to an estate or trust which is subject to the taxation of any Prohibited Territory regardless of the source of its income. Accordingly, save with the prior consent of the Company, Merrill Lynch International or UBS Limited, copies of the Prospectus, the Application Forms, the Share Guide, the Pricing Statement, any supplementary prospectus and any related documents are not being, and must not be, mailed or otherwise distributed or sent in or into the Prohibited Territories. Persons receiving such documents must not distribute, mail or send them in, into or from the Prohibited Territories or use the mails or any means, instrumentality or facility of the Prohibited Territories, directly or indirectly, in connection with the Preferential Offer and so doing may invalidate any related purported acceptance of the Preferential Offer. Persons applying for Ordinary Shares shall be deemed to represent and warrant that they are not resident in or a citizen of any Prohibited Territory and will not, as principal or agent, offer, sell, transfer or deliver, directly or indirectly, as part of the distribution of the Ordinary Shares, any Ordinary Shares being purchased to any person in any Prohibited Territory or as a result of a purchase order known to originate in any Prohibited Territory.

Miscellaneous

26. To the fullest extent permitted by law, any liability for representations, warranties and conditions, express or implied and whether statutory or otherwise, (including, without limitation, pre-contractual representations but excluding any fraudulent misrepresentations) are expressly excluded in relation to the Ordinary Shares and the Offers, by the Company, the Sale Nominee, each Voluntary Seller, Merrill Lynch International, UBS Limited and the Receiving Agent.

27. Save where otherwise stated or where the context requires otherwise, terms used in these terms and conditions are as defined in the Prospectus (as supplemented by any supplementary prospectus issued by the Company in relation to the Offers).

28. The rights and remedies of the Company, the Receiving Agent, Merrill Lynch International and UBS Limited under these terms and conditions are in addition to any rights and remedies which would otherwise be available to any of them and the exercise or partial exercise of any one will not prevent the exercise of others or full exercise.

29. The Company (with the consent of Merrill Lynch International and UBS Limited) reserves the right to delay the closing time of the Preferential Offer from 10 a.m. (local time) on 5 July, 2006 by giving notice through a Regulatory Information Service. In this event, the revised closing time will be published in such manner as the Company, in its absolute discretion determines subject, and having regard to the requirements of the UK Listing Authority.

30. The Company may terminate the Offers without any obligation to you whatsoever at any time prior to Admission. If such right is exercised, the Offers will lapse and any monies received in respect of your application will be returned to you without interest.

31. In the event that a supplementary prospectus is published by the Company, you will have a period of at least two clear Business Days within which you may withdraw your application to buy Ordinary Shares in the Preferential Offer in the manner specified in the supplementary prospectus. If a supplementary prospectus is published, it will be made available, along with information as to how you can withdraw your application, in the same manner in which the Prospectus is being made available, including in the following places:

    (a) on the Standard Life website, www.standardlife.com;

    (b) at the registered office of the Company (Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH); and

    (c) at the offices of the Receiving Agent (2nd Floor, Vinters Place, 68 Upper Thames Street, London EC1 2DH).

    If you do not notify the Company of your intention to withdraw in the required manner within the stipulated period (as set out in any supplementary prospectus) your application to buy Ordinary Shares in the Preferential Offer will remain valid and binding upon you.

32. If you do not receive your share certificate, Share Account Statement or cheque for any monies returnable on or before Monday 31 July 2006, you should contact the Company before 11 August 2006. You will be required to provide the Receiving Agent and/or the Company with written confirmation and other documents (unless your request is for a replacement Share Account Statement, in which case, no such confirmation or documents will be required). Once the Company is satisfied as to such a request, it will arrange for you to be sent a replacement share certificate, Share Account Statement or cheque (as the case may be), free of charge. If you notify the Company on or after 11 August 2006 that you have not received your share certificate, Share Account Statement or cheque (as the case may be), in addition to any requirements mentioned above, you will be required to pay a charge for the issue of a replacement.

33. You agree that all applications, acceptances of applications and contracts resulting from them under the Preferential Offer shall be exclusively governed by and construed in accordance with English law and that you irrevocably submit to the exclusive jurisdiction of the English courts and agree that nothing shall limit the right of Merrill Lynch International, UBS Limited, the Receiving Agent or the Company to bring any action, suit or proceedings arising out of or in connection with any such application, acceptances or contracts in any other manner permitted by law or in any court of competent jurisdiction.

34. You authorise Merrill Lynch International and/or UBS Limited and their agents, on your behalf, to make any appropriate returns to HMRC in relation to stamp duty or SDRT (if any) on any contract arising on acceptance of your application and in relation to stamp duty or SDRT (if any) payable on any transfer of Ordinary Shares as a result of such contract.

35. You agree and acknowledge that Merrill Lynch International and UBS Limited do not act for you and will not treat you as their customer by virtue of an application being accepted under the Preferential Offer. Merrill Lynch International and UBS Limited will not be responsible for providing to you the protections afforded to their customers and you agree that Merrill Lynch International and UBS Limited do not owe you any duties or responsibilities concerning the price of the Ordinary Shares or concerning the suitability of the Ordinary Shares for you as an investment or (save as expressly set out in these terms and conditions) otherwise in connection with the Offers.

36. You authorise the Company or the Receiving Agent and/or their agents to do all things necessary to effect registration into your name (or the name of the Share Nominee) (as applicable) of any Ordinary Shares acquired by you and authorise any representative of the Company or the Receiving Agent to execute and/or complete any document of title required therefor.

37. Only persons applying for Ordinary Shares under the Offers may rely on the information and representations contained in the Prospectus, the Pricing Statement, and/or any supplementary prospectus and, in the case of persons resident in Canada, the Canadian Offering Memorandum, and, to the fullest extent permitted by law, any liability for the Prospectus, the Pricing Statement, any supplementary prospectus and/or, the Canadian Offering Memorandum, to any other person is hereby excluded by the Company, the Sale Nominee, each Voluntary Seller, Merrill Lynch International and UBS Limited and any person responsible solely or jointly for the Prospectus, the Pricing Statement, any supplementary prospectus and/or the Canadian Offering Memorandum or any part of any such document.

38. References to "local time" in these terms and conditions are to the time in the jurisdiction of the return address specified on your Application Form or Employee Application Form (as the case may be).

39. The dates and times referred to in these terms and conditions are based on the expectation that Admission will occur on 10 July 2006 and may be altered by the Company in its absolute discretion (in consultation with Merrill Lynch International and UBS Limited) where the Company considers it necessary to do so.

Terms and Conditions of the Standard Life Share Account

INTRODUCTION

The following are the terms and conditions on which Computershare Investor Services PLC ("Computershare") will provide the Standard Life Share Account for the Shares. The Shares shall include those issued by Standard Life plc to the Nominee under the terms of the Scheme to keep on your behalf, as well as pursuant to a preferential offer and a retail offer on the flotation of Standard Life plc (together, the "Offers"). Such Shares will be issued to the Nominee to hold on your behalf as well as any Shares that are subsequently transferred by you to us or held by us on your behalf, in each case in accordance with these terms and conditions.

Computershare provides the Service by arranging for the Nominee to hold Shares for you. This Service is only available (other than in certain very limited circumstances) to individuals resident in the United Kingdom, the Channel Islands, the Isle of Man, Germany, Austria and the Republic of Ireland (the "Qualifying Countries"). Where these terms and conditions have been received in a country where the provision of this Service would be contrary to local laws or regulations, these terms and conditions should be treated as being for information purposes only. You may not participate in the Service if you hold any Shares in your own name. If we become aware that you hold any Shares in your own name (or through another Nominee service) and you are holding Shares pursuant to this Service, we will withdraw your Shares from the Service and arrange for them to be registered in your own name. There will be no charge for the withdrawal of Shares from the Service in such circumstances. This Service is available to minors, acting through a parent or guardian, who receive Shares pursuant to the Scheme upon the demutualisation of The Standard Life Assurance Company.

Please read these terms and conditions carefully. They explain the relationship between you and us with respect to the Shares. On Shares being issued by the Company to the Nominee, these terms and conditions will constitute a legally binding agreement between you and us. If there is anything in them which you do not understand, please contact us. Our contact details are listed at section 8. We do not provide you with any investment, taxation or legal advice. If you do need advice on holding your Shares or your tax liability then you should seek independent professional advice. These terms and conditions do not constitute a recommendation to buy, sell, transfer or hold Shares in the Company.

These terms and conditions are dated 15 June 2006 and they can change from time to time on providing you with prior written notice in accordance with these terms and conditions. You can obtain an up-to-date version by calling Computershare. Our contact details are listed in section 8.

1. Definitions

"Bonus Shares" means Shares to be issued to persons who received Shares on the demutualisation of The Standard Life Assurance Company and/or who bought Shares at a discounted price on flotation and who hold those Shares for the required period from the date of flotation;

"business day" means any day on which the London Stock Exchange is open for trading;

"the Company" is Standard Life plc;

"Computershare" is Computershare Investor Services PLC whose registered details are set out at the end of these terms and conditions;

"Dealing Service" means the service provided by brokers appointed by the Company for the purchase and sale of Shares in accordance with their respective terms and conditions;

"FSA" means the Financial Services Authority or any successor organisation;

"FSA Rules" means the handbook of rules and guidance issued from time to time by the FSA;

"FSMA" means the Financial Services and Markets Act 2000;

"minor" means a person under 18 years of age, or in relation to residents of Scotland only, a person under 16 years of age;

"the Nominee" means Computershare Company Nominees Limited which is a company registered in Scotland, with number SC167175 whose registered office is at Lochside House, 7 Lochside Avenue, Edinburgh Park, Edinburgh, EH12 9DJ which is a member of the Computershare group of companies used to provide the Service or any replacement company, being a wholly-owned member of the Computershare group of companies, which we appoint to hold Shares on your behalf;

"the Nominee register" means the register of persons holding Shares who use the Service;

"Qualifying Countries" means the United Kingdom, the Channel Islands, the Isle of Man, Germany, Austria and the Republic of Ireland;

"the Scheme" means the scheme (pursuant to Part VII of, and Schedule 12 to, FSMA) sanctioned by the Court of Session in Scotland;

"the Service" is the Standard Life Share Account service that we provide under these terms and conditions;

"the Shares" means ordinary shares of 10 pence each issued by the Company;

"tax" means any tax, duty or levy which may be imposed (including stamp duty and stamp duty reserve tax);

"you" means the person holding Shares through the Service and where there are joint holders, "you" refers to each of the joint holders; and

"us/we" means Computershare.

1.1 Words importing one gender shall (where appropriate) include any other gender and words importing the singular shall (where appropriate) include the plural and vice versa.

1.2 References to any statute or statutory provisions shall, unless the context otherwise requires, be construed as a reference to such statute or statutory provisions (including all instruments, orders or regulations made under it or deriving from it) as in force from time to time and any successor or amending legislation.

1.3 Any provision that says we will do something, also means that we will arrange for the Nominee to do so, unless the context means otherwise.

2. General

2.1 The Nominee is the legal owner of your Shares and its name will appear on the Company register of members in relation to those Shares. However, the Nominee will hold your Shares as bare trustee and you will remain the beneficial owner of your Shares.

2.2 We will keep and maintain a Nominee register in relation to all the Shares the Nominee holds pursuant to this Service, including the Shares the Nominee holds on your behalf.

2.3 The Nominee will hold your Shares in uncertificated form through CREST.

2.4 As legal owner of your Shares, the Nominee will be bound by the memorandum and articles of association of the Company. Nothing in these terms and conditions is intended to vary any of the Nominee's rights or duties in relation to the Company as set out in the memorandum and articles of association of the Company (as amended from time to time) and these conditions must be interpreted to give that effect. If there is any inconsistency between your rights under this agreement and any rights you may have under the Company's memorandum and articles of association, the memorandum and articles of association will prevail.

2.5 Subject to these terms and conditions, we will treat you as though you hold the Shares in your own name so that you will receive benefits from those Shares equivalent to those you would receive on or around the same time as you would have done had you been registered directly on the Company's register of members.

2.6 We may ask you for proof that you have the right to participate in the Service. We reserve the right to refuse to act for you until you have provided us with proof that is satisfactory to us. In particular, we might not accept your instructions unless:

- you have correctly filled in any documents we may have asked for before sending them to us;
- we have received all documents and information we need to carry out your instructions. This may include any evidence we need to confirm your identity or details such as a change to your name or address (for example a deed poll or marriage certificate); and
- you quote the "Standard Life Share Account" and your shareholder reference number on all correspondence. Your shareholder reference number is quoted on all statements sent to you by us. Please keep this number safe since its object is to prevent fraud.

2.7 If we receive instructions from you to transfer your Shares, you cannot cancel or change those instructions.

2.8 Subject to section 16, we will only act on instructions which are given by:

- you (or, if you are a minor, by your parent or guardian);
- your legally appointed or authorised representative; or
- brokers appointed by the Company in the event you buy and sell Shares using the Dealing Service arranged by the Company.

2.9 If we receive proof of your death and you were the only person named on the Nominee register in respect of your Shares, we will follow the instructions of your personal representatives. If you were a joint holder of Shares, we will follow the instructions of the remaining holder or holders who will be the only persons to whom we accept any continuing duties.

2.10 We are only bound by your interests in providing the Service under these terms and conditions, and cannot be bound by the interests of any third party. We will not recognise any beneficiary under a trust as having rights in your Shares, whether the trust is express, implied or constructive, and notice of any such trust will not be binding on us or upon the Nominee.

2.11 You will be able to use the Dealing Services subject to and in accordance with their terms and conditions. You can obtain information about these services by contacting us. Our contact details are listed in section 8.

2.12 All monies which are held for you will be held in a designated client money bank account which we maintain for clients of this Service. This account is maintained with The Royal Bank of Scotland plc which is an approved bank. You will be entitled to receive any interest on monies held on your behalf in this account. In the event that you cease to have your Shares held in this Service, a cheque for the consolidated amount of any unclaimed monies so held on your behalf will be sent to you, your parent or guardian or personal representative (as the case may be), but excluding interest.

2.13 Any Shares held on your behalf may be pooled with the investments of other clients and registered in the name of the Nominee. This means that your entitlement may not be individually identifiable on the Company's register of members, by separate certificates or electronic records (other than ours, where they will be identifiable) and, in the event of an unreconciled shortfall caused by the default or insolvency of the Nominee, you may proportionately share in that shortfall if we are not able to make good that shortfall.

3. Your benefits as a shareholder

A: Dividends

3.1 As regards dividends, if your registered address is in a Qualifying Country that allows dividends to be paid directly into your bank account and you have given a bank mandate relating to cash dividends and other types of payments in respect of your Shares, that mandate will remain valid and effective in relation to your Shares from the date that they are issued or transferred to us and we will pay these cash dividends and other payments directly to your chosen bank account on receipt of relevant funds from the Company. If you wish to change a bank mandate or instruction, you should call us on the telephone number listed in section 8 and we will arrange for the appropriate form to be sent to you.

3.2 If you do not complete and provide us with a bank mandate (or any third party mandate accepted by us), cheques will be sent to your registered address on receipt of funds from the Company.

3.3 If we, or the Company, are required by law to make any deduction from any dividend due to you, we or the Company will do so. We may also make deductions for other taxes or charges payable by us or the Company on dividends to you or on related documents. You will be notified of any such deductions and will receive the net amount.

3.4 If your registered address for the purposes of the Service is in Germany, Austria or the Republic of Ireland, you will be paid dividends in euro. Otherwise you will be paid dividends in Pounds Sterling.

3.5 If the Company offers the option of a scrip dividend (that is the option to receive a dividend by way of Shares rather than cash) or a dividend reinvestment plan (that is the option to use your cash dividend to buy Shares on the market) and we do not receive any instructions from you by the specified time, we will arrange for the Company to pay you a cash dividend instead.

B: New share issues and share offers

3.6 We will claim on your behalf any Bonus Shares to which you may become entitled and will automatically hold such Bonus Shares for you under these terms and conditions. For this purpose, you are required to notify us in writing if, at any time, you transfer or dispose of any interest in Shares held in this Service to a third party, including a beneficiary under a trust. The transfer or disposal of any interest in Shares to a third party may result in the loss or reduction of any eligibility to Bonus Shares which you may have from the holding of such Shares.

3.7 If you are entitled to additional Shares without having to make a payment, as a result of holding the Shares (for example, through a bonus or other capitalisation issue), the Nominee will automatically hold the new Shares for you under these terms and conditions unless you instruct us otherwise.

3.8 If you are entitled to buy additional Shares as a result of holding Shares through the Service (for example, through a rights issue), we will ask you how you wish us to exercise your rights. We will take all reasonable steps to ensure that, as nearly as reasonably practicable, you receive the same rights as you would have done if you held your Shares in your own name. Any Shares purchased will be held by the Nominee unless we receive instructions to the contrary. Any payment we receive from you must be received in cleared funds.

3.9 If we receive notice of a take-over offer, we will tell you about it. If you reply quickly enough to allow us to act, we will follow your instructions. If there is a take-over offer, which has become wholly unconditional and we have not received your instructions, we will ask you for your instructions by a specified date and we will follow them. If we do not receive your instructions by that date, we will take no action in respect of your Shares. We will, however, accept all compulsory purchase notices in respect of the Shares. In that instance, we will accept the basic offer. We will not accept a loan note alternative in the absence of your specific instruction. The cash element of any such entitlement will be paid to you in accordance the terms of the offer.

3.10 If there is a take-over offer, demerger, capital reorganisation or restructuring of the Company and you are entitled to receive shares, cash or other securities in another company in exchange for your Shares or otherwise, in the absence of any instruction to the contrary, we will decide whether those Shares or other securities in the other company should be:

- held by you in your own name;
- held by the Nominee on your behalf; or
- held on your behalf in any nominee service offered by the issuer of the relevant securities.

If we decide that the shares or securities should be held by the Nominee on your behalf then these terms and conditions will be changed so that, with effect from the date when the transaction is completed, references to Shares mean the shares or other securities in that other company.

3.11 Where any other rights are offered in connection with your Shares, we will take all reasonable steps to ensure that, as nearly as possible, you receive the same rights as you would have done if you held your Shares in your own name.

3.12 If, after acting for you and our other clients under this Service, we are left with fractions of Shares, we will, so far as practicable, deal with them in a way consistent with how the Company would deal with fractions of Shares held by registered shareholders. Where the Nominee holds Shares for a number of clients and Shares or other rights are allocated to the Nominee, it will allocate them between all such clients pro rata to the number of Shares it holds for them. Any fractions of Shares which arise as a result of the Nominee holding Shares for a number of clients, (for example through a bonus issue, rights issue, subdivision or consolidation) will be aggregated and sold and the proceeds remitted to the Company.

3.13 If we are required by the Company or a person seeking to acquire control of the Company (e.g. a bidder on a takeover) to give warranties before acting for you in relation to your Shares, we may require you to give similar warranties to us and to the Nominee before we act.

4. Information

4.1 We will arrange for the Company to send you the same or equivalent information to that sent to registered shareholders of the Company (and for this purpose sent may also mean by electronic communication or website publication where you have agreed that such information may be communicated in this way), such as:

- an annual summary financial statement sent by the Company to its registered shareholders or, where such a summary financial statement is not made available, (or upon your request) a copy of the annual report and accounts of the Company;
- any interim accounts or half yearly reports issued by the Company; and

- all other documents issued by the Company and sent to registered holders of the Shares.

4.2 We will send to you a statement of the number of Shares held for you under the Service at the time when an account is first opened for you. We will do this within 10 business days of the account being opened.

4.3 We will send to you a statement once a year of the number of Shares held for you under the Service and detailing any changes (normally at the same time as we send you notice of the annual general meeting of the Company). These statements are provided free but you will be charged a fee if you request a duplicate or additional statement. Alternatively you can view your holding balance on www.computershare.com.

4.4 If any dividend is paid to you we will send you an annual consolidated tax voucher showing, in relation to each dividend paid, the date of payment, gross amount of payment, any tax withheld, net payment and any other information which may be required to complete a tax return and such other information as we may agree to provide you. We may choose to combine that statement with any other statement which we are required by law to provide you with in connection with that payment to you. If no dividend is paid to you in any financial year, we will send you the statement within 12 months of the date that any previous statement was sent to you.

4.5 You should check any statement which you receive from us. If you have any queries upon the contents of the statement you should contact us as soon as possible following its receipt. Our contact details are listed at section 8.

5. Voting and Shareholder meetings

5.1 Computershare will send you information about shareholder meetings of the Company together with a form which you can use to:

- instruct the Nominee how to exercise its votes on a poll at the shareholder meeting in respect of your Shares (the Nominee will not be able to vote on a show of hands); or

- appoint you as the proxy of the Nominee in respect of your Shares, if you wish to attend and speak at the shareholder meeting in person and vote on a poll and (subject to any applicable law and provided this is permitted by the articles of association of the Company) vote on a show of hands, or appoint a representative to do so on your behalf.

5.2 If we do not receive the correctly completed form before the deadline notified to you, the Nominee will not exercise its votes on your Shares or (as the case may be) you, or your representative, will not be able to attend, speak and vote in person at the meeting.

5.3 We will attend meetings of the Company if you instruct us. However, in the absence of any such instructions, we do not have any duty or responsibility whatsoever to attend meetings although we may do so if we wish.

6. Transferring your Shares

6.1 You may instruct us to arrange for the Nominee to transfer your Shares by way of gift to another person (other than a minor) who is resident in a Qualifying Country and who would be eligible to be a shareholder in the Company. These Shares will be held in the Service on behalf of that other person. We will only do this if we have received the relevant form confirming that such a transfer is by way of gift. You can request a form by calling Computershare on the telephone numbers listed in section 8. There is no charge for such a transfer.

6.2 You may instruct us to arrange for your Shares to be entered into the name of another person (other than a minor) who is resident in a Qualifying Country and who would be eligible to be a shareholder in the Company, as a joint holder in relation to all or any of the Shares held by the Nominee on your behalf. These Shares will be held in the Service jointly on behalf of you and that other person. We will only do this if we have received the relevant form. You can request a form by calling Computershare on the telephone numbers listed in section 8. There is no charge for such a transfer.

6.3 You may choose to hold all (but not some) of your Shares in your own name rather than in the Service. We will arrange this if you complete the relevant form and send it to us. We will then transfer the Shares into your name and send you a certificate. You may also choose to transfer all (but not some) of your Shares directly to another nominee. We will arrange this if you complete the relevant form and send this to us. If your registered address for the provision of the Service is in Austria or Germany, you may choose to transfer all (but not some) of your Shares out of the Service and to a bank or custodian to hold on your behalf. We will arrange this if you complete the relevant form and send it to us. You can request any of these forms by calling Computershare on the telephone numbers listed in section 8. If you transfer your Shares out of the Service, we will no longer hold your Shares for you and the terms and conditions of the Service will not apply to those Shares. There will be a fixed charge for withdrawing from this Service pursuant to this section 6.3, and the applicable charges are listed in section 21 inclusive of Value Added Tax.

6.4 If you want to sell or transfer your Shares other than by gift to someone else then you will need to use the Dealing Service in relation to which additional charges will apply.

6.5 If you write to us and ask us to hold any Shares in the Service which you hold in your own name, you will have to pay a deposit fee which is listed in section 21 (or such other reasonable fee as we may write and tell you about from time to time) inclusive of Value Added Tax and these terms and conditions will apply accordingly to those Shares.

7. Other charges

The only charges for the Service are the charges for transferring Shares into your name and charges for the supply of duplicate account statements and dividend tax vouchers pursuant to sections 4 and 6, and as set out in section 21 of these terms and conditions. We will give you at least one month's notice of any other proposed charge for the Service. Up to date copies of the terms and conditions and current charges can be obtained by contacting Computershare. Our contact details are listed at section 8. You should note the possibility that taxes or costs may exist which are not paid through or imposed by us.

8. Contacting each other

8.1 Our contact details are as set out below:

- *If your registered address for the purposes of this Service is in the UK, the Isle of Man or the Channel Islands*

  Computershare Investor Services PLC
  The Pavilions
  Bridgwater Road
  Bristol BS13 8AE
  Telephone: 0870 703 6254
  Email: web.queries@computershare.co.uk
  Fax: 0870 703 6198

- *If your registered address for the purposes of this Service is in Ireland*

  Computershare Investor Services (Ireland) Limited
  Heron House
  Corrig Road
  Sandyford Industrial Estate
  Dublin 18
  Telephone: 01 431 9829
  Email: web.queries@computershare.ie
  Fax: 01 247 5416

- *If your registered address for the purposes of this Service is in Austria or Germany*

  Computershare GmbH
  Prannerstr. 8
  80333
  Munich
  Telephone: +40 (0)89 30903 625
  Email: register@computershare.de
  Fax: +40 (0)89 30903 112

8.2 All notices and other communications which you send us should be addressed to Computershare at the applicable address listed in section 8.1 above. If you are not sure which contact details apply to you, please contact our Bristol office using the first listed details in section 8.1.

8.3 Any notice or communication which you send us should quote the "Standard Life Share Account" and include the shareholder reference number of your account with the Nominee. Your shareholder reference number is quoted on the statements of holdings which we send you. If we send you notices they will be treated as received by you 20 business days after the date on which they are posted.

8.4 We will assume that any communication which comes from you (or your authorised representative) is from you and we will assume that any document which we receive and which appears to have been signed by you (or your authorised representative), has been. We are entitled to request further information if we believe it is necessary to confirm your instructions.

8.5 If we discover that we have incorrectly debited or credited your Nominee account we reserve the right to correct that account without any reference to you and will notify you of any correction which we make.

8.6 If you change your name or address you should write to us straight away. You should make sure that the arrangements for receiving mail at your address are safe.

8.7 Unless these terms and conditions say otherwise, any instructions, notices or other communications that you or we send under them will only be valid if they are in writing. We may accept voting instructions electronically. In certain circumstances, we may dispense with the requirement to provide notice in writing (for example, so you can give instructions over the telephone).

9. When you can not be traced

9.1 If:

- we have sent documents to your address on three separate occasions and they have been returned, undelivered, or, dividend cheques have been returned undelivered to the Nominee or left uncashed on three occasions in a row; and

- after making reasonable enquiries we cannot find out your current address,

we will not send any more documentation or payments to you until you confirm your current address.

9.2 If:

- after a 12 year period during which at least three dividends have become payable and none have been claimed, we announce that we intend to sell your Shares by placing an advertisement in a leading national newspaper in the UK and in at least one newspaper appearing in the area of your latest address on the Nominee register or the area of the address to which you have instructed notices to be sent;

- during this 12 year period and for three months after the last of the advertisements appear, we have not heard from you or any person who is automatically entitled to your Shares by law; and

- we have told the UKLA and London Stock Exchange that we intend to sell your Shares,

we can sell your Shares at the best price that we can reasonably obtain. The net proceeds of sale of your Shares shall be paid to the Company and, upon receipt of such proceeds, the Company shall become indebted to you, or any person who was automatically entitled to your Shares by law, for the amount of such net proceeds subject to the articles of association of the Company. The money received from the sale of Shares will not be held on trust and no interest shall be payable.

10. Liability and responsibilities:

10.1 We will take all reasonable care in operating the Service and will be responsible to you for any losses or expenses (including loss of Shares) suffered or incurred by you as a result of our or the Nominee's negligence, wilful default or fraud or breach of the agreement formed by these terms and conditions (as amended from time to time) or the negligent or fraudulent acts or omissions or wilful default of the Nominee but not otherwise.

10.2 We accept responsibility for any losses arising from a breach of FSMA, the FSA Rules and any statutory duty, fraud, negligence or other default by us, the Nominee or its/our employees and agents.

10.3 We may also employ other persons as our agents and delegates on such terms as we think fit to carry out any part of our obligations or discretions under these terms and conditions. We will take all reasonable care in the selection and continued use of such persons and accept responsibility for all activities they carry out on our behalf and will be liable for all acts and omissions of such agents and delegates on the same basis as if they were our acts or omissions or those of the Nominee.

10.4 Neither the Company nor any member of the Company's group is acting as our agent or as agent of the Nominee and neither the Company nor any member of the Company's group is responsible for our acts or omission, nor the acts or omissions of the Nominee or any other members of the Computershare group or any delegates and agents appointed in accordance with section 10.3.

10.5 Nothing in these terms and conditions restricts any rights you may have under the FSA Rules and/or FSMA.

10.6 If the Service cannot be provided because of circumstances or events beyond our reasonable control (for example, because of postal delays, industrial disputes or failure of computer systems or telecommunication links) we will take all reasonable steps to bring those circumstances to an end.

10.7 All communication and documents sent to you in relation to the Service will be at your risk.

11. Potential conflict of interest

We will not normally engage in any activities that will give rise to a conflict of interest in respect of any instructions which you give us. However, in order to treat you fairly, we comply with a policy of independence and disregard any interest, relationship or arrangements that may arise and is of interest to us to the extent that it conflicts with your interests in our dealings with you.

12. No security over Shares

Your Shares will not be lent to any third party, nor will your Shares be used by way of collateral or security to borrow money.

13. Changes to these terms and conditions

13.1 We may change these terms and conditions from time to time upon giving you at least 30 days' notice in advance of any such change taking effect. In particular, we may amend these terms and conditions:

- to comply with legal, fiscal and regulatory requirements;

- to rectify errors, inaccuracies and ambiguities or to make them easier to understand; and

- to reflect alterations in the scope and nature of this Service in accordance with, our agreement with the Company, the rules and regulations of CREST and our membership of CREST, changes to our technology or systems capabilities, changes to our administration procedures and having regard to market practice and client demands.

Notwithstanding this, the charges referred to in these terms and conditions may vary from time to time. Charges will not be backdated. You may always obtain up to date details of these terms and conditions by calling us. Our contact details are listed at section 8.

13.2 You may terminate these arrangements immediately upon written notice if you do not agree to the changes made under this section 13. We will then transfer the Shares into your own name and send you a share certificate.

13.3 If we do not enforce a term or condition, this will not affect our right to enforce the rest of the conditions or to enforce that term or condition at another time.

13.4 If we cannot enforce a term or condition, this will not affect our right to enforce the rest of the terms and conditions.

14. Sharing information with others

14.1 You authorise us to provide information concerning you, your Shares and any instructions given by you in relation to your Shares to carefully selected third parties in order to facilitate provision of the Service. Your details will only be disclosed in accordance with the Principles set out in the Data Protection Act 1998:

- to any person if that person has legal or regulatory powers over us or the Nominee;

- to the Company (or any other person carrying out functions in relation to the Service, including CRESTCo Limited) in order to facilitate the provision of the Service; and

- to any person carrying out functions in relation to acting as the registrar of the Company.

14.2 You have the right upon request to view what information we hold on you. We may charge you a small fee for providing you access to this information.

14.3 The Company will have access at all times to the records we hold about you in order to inform you of your rights as a person on whose behalf Shares are held by Nominee, including corporate and other details, and products or services specifically designed for shareholders.

15. Terms and conditions to prevent money laundering and breaches of law/regulation

15.1 We may require evidence of your identity from time to time to comply with money laundering legislation in relation to holding, buying or selling the Shares. Delay or failure to provide satisfactory evidence may result in us refusing to hold Shares for you or in payments to you in connection with your Shares being withheld or a delay or refusal to act in following instructions.

15.2 If we believe that you are breaching money laundering legislation, we may refuse to allow you to participate in the Service and if appropriate may notify the relevant authorities.

15.3 We reserve the right to delay taking any action in relation to the Service or in relation to any particular instructions from you if we consider that we need to do so to obtain further information from you or to comply with any legal or regulatory requirement binding on us (including the obtaining of evidence of identity to comply with money laundering regulations) or to investigate any concerns we may have about your instruction.

16. Joint Holders

16.1 The Nominee will not hold Shares for more than four joint holders. Where the Shares held by the Nominee for you are held for more than one person, references to "you" in these terms and conditions are to each of the joint holders separately as well as jointly and severally. Each such person agrees that:

- all obligations, undertakings and agreements on the part of the Computershare and the Nominee are given to the joint holders taken together and not separately to each of them; and
- all obligations, undertakings, agreements and liabilities arising under or pursuant to these terms and conditions shall constitute joint and several obligations of each joint holder to Computershare (and where relevant, the Nominee).

16.2 We will only accept transfer instructions given by or on behalf of all of the joint holders. We reserve the right to accept other instructions signed by one or more joint holders. In such a case the person(s) giving the instructions warrant(s) to Computershare that he or they have the necessary authority to given such instructions on behalf of all joint holders.

16.3 All notices, other documents and payment sent by us pursuant to these terms and conditions will be sent to the first named holder on the Nominee register and in any case will be treated as sent to all of the other joint holders. It is the responsibility of the holder who receives the notices, documents and payments to notify and account to the other joint holders.

17. Complaints

17.1 We have written procedures in place to help resolve complaints from clients effectively. You can request a copy of these procedures by calling Computershare on the telephone numbers listed in section 8. Computershare Investor Services PLC is authorised and regulated by the FSA. If you have any complaints about the service provided to you, you should write to the following address: Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH. If you are not satisfied with the handling of your complaint by us, you may refer the matter to the Financial Ombudsman Service, details of which are available on request.

17.2 Computershare participates in the UK Financial Services Compensation Scheme, which provides compensation to qualifying investors for losses in the event of our being unable to meet our liabilities to you. Further information can be obtained from the FSA or the UK Financial Services Compensation Scheme.

18. Termination

18.1 You may terminate these arrangements at any time by giving us a written instruction to withdraw all your Shares from the Service in accordance with section 6.

18.2 This agreement will terminate automatically on the termination of the agreement under which we provide Nominee services to the Company.

19. Consequences of Termination

19.1 Termination will be without prejudice to the completion of services already initiated which will be completed expeditiously by us.

19.2 Termination will not affect accrued rights, indemnities, existing commitments or any contractual provision intended to survive termination and will be without penalty or other additional payment.

20. Other terms and conditions

20.1 These terms and conditions will take effect as between you and us from the time the Nominee first holds Shares on your behalf. There is no right to cancel this agreement under a mandatory cooling-off period, but you have a right to terminate this agreement under section 18 above.

20.2 In so far as these terms and conditions constitute a financial promotion for the Nominee service provided by Computershare they have been approved by Computershare for the purposes of Section 21(2)(b) of FSMA.

20.3 Members of the Computershare group of companies cannot give you any investment, taxation or legal advice in connection with the Service.

20.4 Where you receive any Shares pursuant to the Scheme or the Offers or in relation to your holding Shares in this account to which you are not legally entitled (for example, in the event you are over-allocated Shares), you agree to appoint the Nominee as your attorney to do all such acts (including selling the Shares) and execute any documents to sell or transfer your interests in such Shares or the cash proceeds to or to the order of the Company. You will not be paid any money in relation to any such sale or transfer.

20.5 If we no longer wish to hold the Shares for you or if you change your registered address for the provision of this Service and do not provide us with a registered address in a Qualifying Country, we will tell you in writing and give you time to withdraw your Shares from the Service. If you have not done this within the time given, we will arrange for the Shares to be registered in your name and for a certificate to be sent to you at the address registered on our systems. We will not hold certificates for you and the Service will not apply to Shares held in this form. In these circumstances there will be no charge in connection with the transfer of Shares into your name.

20.6 The terms and conditions of this Service are binding upon your successors, executors, administrators and other legal representatives.

20.7 We will not offer the Services to any corporate body other than to corporate bodies incorporated in Austria or Germany which receive Shares pursuant to the Scheme or the Offers.

20.8 Nothing in these terms and conditions is intended to benefit a third party other than the Nominee and, in respect of section 10.4 only, the Company and any member of the Company's group. Any provision which is for our benefit or confers a benefit on the Nominee shall be enforceable not only by us but by the Nominee under the Contract (Rights of Third Parties) Act 1999. Section 10.4 is intended to confer a benefit on the Company and/or any member of the Company's group and shall be enforceable by the Company and/or any member of the Company's group under the Contract (Rights of Third Parties) Act 1999. The terms and conditions may be changed or rescinded without the consent of the Nominee.

20.9 These terms and conditions are supplied in the English language and all communications relating to this Agreement shall be in English.

20.10 These terms and conditions are governed by English law. Any dispute will be dealt with by the English courts.

21. Charges

Item	United Kingdom	Republic of Ireland	Germany and Austria
Certificated Withdrawal and Deposit	£12	€15	€15
Uncertificated Withdrawal and Deposit	£15	€22	€22
Duplicate Cheque (over £50)	£15	€22	€22
Duplicate Statement	£15	€22	€22
Duplicate Tax Voucher	£15	€22	€22
Small Estates (Value of Shares is between £100 - £15,000)	£65	€95	€95

These charges are based on Pound Sterling prices and are inclusive of VAT. The fees payable in Germany, Austria and the Republic of Ireland are therefore subject to change depending on the prevailing Pounds Sterling to euro exchange rate.

Contact us

This *share guide* and the instructions on your form are designed to answer your questions and help you to fill in your form.

If you still have questions once you have read them, please contact your local dedicated helpline on the relevant telephone number listed below, giving the reference number at the top of your *covering letter.*

The helpline team cannot provide advice but will be able to answer general questions on how to complete the form.

UK	Republic of Ireland
0845 275 3000	LoCall 1 890 946 334
or +44 131 270 9060	or +44 131 270 9062
www.standardlife.com	www.standardlife.ie

Lines are open from 8.30am to 5.30pm, Monday to Friday. Saturday and Sunday 9.00am to 1.00pm.

Germany	Austria
01802 - 00 12 55	0810 - 53 00 45
www.standardlife.de	www.standardlife.at

Lines are open from 8.30am to 6.00pm, Monday to Friday.

If you have lost your pre-paid envelope or want to return your form by courier or by hand, you can send or take your form to the relevant address listed below:

UK	Republic of Ireland
Computershare Investor Services PLC	Computershare Investor Services (Ireland) Limited
The Pavilions	Heron House
Bridgwater Road	Corrig Road
Bristol	Sandyford Industrial Estate
BS13 8ZX	Dublin 18

Germany and Austria
Computershare GmbH
Prannerstr.8
80333
Munich

Standard Life plc, registered in Scotland (SC286832). Standard Life House, 30 Lothian Road,
Edinburgh EH1 2DH. 0131 225 2552.
Calls may be recorded/monitored. www.standardlife.com

UKSC 606 2,400M

Printed by Polestar Group, Nottingham & RR Donnelley, London 33100

This document is important – please read it straightaway

Your guide to receiving

Shares

in Standard Life plc

STANDARD LIFE

This *share guide* is not a prospectus but an advertisement (within the meaning of the Prospectus Rules) relating to Standard Life plc (the Company). Prospective investors should not subscribe for or purchase any shares in the Company (the Standard Life shares) except on the basis of the information contained in the Prospectus relating to the Company, comprising the Summary (*prospectus summary*), Registration Document and Securities Note. Copies of the Prospectus can be obtained (in English) free of charge from www.standardlife.com (subject to certain access restrictions), or by contacting your local dedicated helpline, the numbers for which can be found at the end of this *share guide*.

This *share guide*, the *covering letter*, the *keep/buy form* and the *sell form* have been issued by the Company and have been approved solely for the purposes of distribution in the United Kingdom for the purposes of section 21 of the Financial Services and Markets Act 2000 (FSMA) by Merrill Lynch International and UBS Limited, both of whom are authorised and regulated in the United Kingdom by the Financial Services Authority. Merrill Lynch International and UBS Limited are acting for the Company and The Standard Life Assurance Company (SLAC) and no one else in relation to the demutualisation, the flotation of the Company and the offers of Standard Life shares by the Company (the Offers) described in this *share guide*. Merrill Lynch International and UBS Limited will not be responsible to anyone other than the Company and SLAC for providing the protections afforded to customers of Merrill Lynch International and UBS Limited nor for providing advice in relation to such demutualisation, flotation of the Company, the Offers or any transaction, arrangement or other matter referred to in this *share guide*. Merrill Lynch International and UBS Limited, and any of their respective affiliates, as underwriter, market maker or otherwise, may obtain a position or holding in the Standard Life shares or any other securities of the Company in connection with the Offers or otherwise. Merrill Lynch International can be contacted at Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ. UBS Limited can be contacted at 1 Finsbury Avenue, London EC2M 2PP.

This *share guide* is solely intended to assist you with completing the accompanying *keep/buy form* and *sell form* and to provide you with some basic information about shares and share ownership. The Prospectus contains detailed information about the Company and its business and management, as well as financial statements and other financial data.

The *covering letter* and the *share guide* do not represent advice about subscribing for, purchasing or selling Standard Life shares and are not a substitute for independent professional advice about legal, investment or tax matters. They are only a general guide to some of the issues involved in the Offers. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other qualified financial adviser (who, in the UK, should be authorised under FSMA or, if not, appropriately authorised under the laws of the relevant jurisdiction). You should note that Standard Life group staff (including the telephone helpline representatives) are not permitted to provide you with legal, investment or tax advice.

Information on legislation and taxation is based on the Company's understanding of the current law and relevant tax authority practice. Legislation and taxation are liable to change in the future, including with retrospective effect.

The date of demutualisation and flotation may be influenced by things like market conditions and the performance of Standard Life's business. Demutualisation and flotation could happen later than July 2006. There is no guarantee that Standard Life will demutualise and you should not base your financial decisions on our demutualisation plans at this stage.

You should be aware that the value of investments and any income from them can go down as well as up and, accordingly, if you buy additional Standard Life shares, you may not get back the amount you invest and if you keep the Standard Life shares that you receive on demutualisation the value of your holding of Standard Life shares may fall below the price at which the Standard Life shares are offered for sale under the Initial Share Sale Facility and/or the opening price at which the Standard Life shares commence trading. You should read the risk factors highlighted in the *prospectus summary* accompanying this *share guide*, the *covering letter*, the *keep/buy form* and the *sell form*, as well as those in the Registration Document and Securities Note, carefully prior to making a decision as to whether to invest in or keep Standard Life shares. Investing in Standard Life shares or using the Standard Life Share Account (including its nominee and share dealing services) described in this *share guide* may not be suitable for everyone.

NOT FOR PUBLICATION OR DISTRIBUTION IN THE UNITED STATES. Standard Life shares have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

NOT FOR PUBLICATION OR DISTRIBUTION IN AUSTRALIA, CANADA, JAPAN, ITALY, NEW ZEALAND OR ANY JURISDICTION WHERE PUBLICATION OR DISTRIBUTION OF THESE MATERIALS WOULD BE UNLAWFUL.

Standard Life plc, Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH. Incorporated and registered in Scotland with registered number SC286832.

Holding your Standard Life shares
See page 19

Buying and selling shares after flotation
See page 26

Contact us
See page 56

What's in this document

The meaning of some of the terms starting with a capital letter, and some other words used in this *share guide*, are explained in the *'Some useful definitions'* section on page 28.

Please read this share guide carefully and keep it in a safe place

It will help explain the options available to you. It also includes information you may need at a later date – including the Terms and Conditions of the Preferential Offer, the Terms and Conditions of the Initial Share Sale Facility and the Terms and Conditions of the Standard Life Share Account, which are set out in Part 3.

This *share guide*, the *prospectus summary*, the *covering letter*, the *keep/buy form* and the *sell form* are intended to be read **only** by the person named on the *keep/buy form*. They should not be given to, or used by, anybody else.

Please note that you should only make an investment decision in relation to Standard Life shares on the basis of the information contained in the Prospectus relating to Standard Life plc.

Standard Life plc, which will be the new parent company of the Standard Life group of companies after demutualisation, is expected to float on the London Stock Exchange on or around Monday 10 July 2006.

On the demutualisation of Standard Life, you will be issued a number of shares in Standard Life plc – and you need to decide what you want to do with them. The covering letter you received with this share guide tells you how many shares you have been allocated.

You should be aware that the value of shares, and any income from them, can go down as well as up. This means that you could get back less than you invest and that any shares you receive on demutualisation could fall below their initial value.

You are not being given any advice on buying shares by Standard Life plc. If you are unsure about the action you should take we recommend you speak to a qualified financial adviser.

Information on legislation and taxation is based on the Company's understanding of the current law and relevant tax authority practice. Legislation and taxation are liable to change in the future, including with retrospective effect.

Understanding your choices

To help you make your decision you should read:

This share guide

It is designed to help you understand the choices available to you and what you should do now. It also contains important terms and conditions.

The enclosed prospectus summary

This is a summary of the full Prospectus relating to Standard Life plc. The *prospectus summary* gives you basic information about the business, including its key strengths and strategy and selected summary financial information about Standard Life. The *prospectus summary* also includes some information on the Standard Life group's current trading and prospects and also mentions certain risk factors relating to investing in Standard Life shares.

You can get a copy of the full Prospectus free of charge from our website at **www.standardlife.com** or by contacting your local dedicated helpline. You can find the numbers and contact details in the *'Contact us'* section on page 56.

Making your decision

You need to make one of the following choices:

Option 1: Keep all your shares

You should read page 4 for more information about keeping the shares you receive on demutualisation.

Option 2: Keep all your shares and apply to buy additional shares at a discounted price

You should read pages 6 to 9 for more information about keeping the shares you receive on demutualisation and applying to buy additional shares at a discounted price.

Option 3: Sell all your shares on flotation and receive cash

You should read page 10 for more information about selling the shares you receive on demutualisation at the time of flotation.

Before you sign and date your chosen form, please make sure you read the declaration carefully. If you are signing the form on behalf of someone else, a company or if you are a minor, please see *'How to sign the forms – companies, minors, third parties and trustees'* on page 29.

Option 1
Keep all your shares
Page 4

Option 2
Keep all your shares and apply to buy additional shares at a discounted price
Page 6

Option 3
Sell all your shares on flotation and receive cash
Page 10

Option 1: Keeping your shares

Use the *keep/buy form* if you want to keep all your shares. The number of shares you have been allocated is shown on your *covering letter.*

First read the information in the yellow box at the top of your *keep/buy form.*

If it says:

Our records show you have confirmed your details.

You don't need to return your *keep/buy form* – your shares will automatically be kept for you in the Standard Life Share Account (unless you are a UK or Irish company, in which case you will receive a share certificate in respect of your shares). Please see *'Holding your Standard Life shares'* on page 19 for more information about this.

You only need to return your *keep/buy form* if:

- **You also want to apply to buy additional shares** at a discounted price >> *See Option 2*

or

- **You live in the UK or the Republic of Ireland and you want to receive a share certificate** instead of keeping your shares in the Standard Life Share Account.

Remember, if you keep your shares, you will be eligible to receive one bonus share for every 20 of these shares if you hold them continuously for one year from the date of flotation. Please see 'About bonus shares' on page 21 for more information.



If it says:

> Our records show you have **not** confirmed your details.

You need to fill in and return your *keep/buy form* – as soon as possible and so it arrives no later than **10am on Wednesday 5 July 2006**. If you do not do this, your shares will be placed in the Unclaimed Assets Trust. Please see *'About the Unclaimed Assets Trust'* on page 22.

If you live in the UK or the Republic of Ireland

You only need to complete Step ⑥ to confirm your details and receive your shares.

You can also choose to give us your bank details in Step ③ so that any future dividends can be paid directly into your account and your e-mail address in Step ④.

If you want to receive a share certificate instead of keeping your shares in the Standard Life Share Account, you should also tick the box in Step ⑤. Before you do, please read the information about *'Holding your Standard Life Shares'* on page 19.

If you live in Germany or Austria

You only need to complete Step ④ to confirm your details and receive your shares.

You can also choose to give us your bank details in Step ② so that any future dividends can be paid to your account and your e-mail address in Step ③.

If you also want to apply to buy additional shares at a discounted price >> *See Option 2*

Then return your form in the pre-paid envelope provided.

You need to fill in and return your keep/buy form – as soon as possible and so it arrives no later than 10am on Wednesday 5 July 2006

If you also want to apply to buy additional shares at a discounted price >> See Option 2

Option 2: Keeping your shares and applying to buy additional shares at a discounted price

If you want to keep all your shares and apply to buy additional shares at a discounted price, you will need to complete and return your *keep/buy form*.


STANDARD LIFE
Your keep/buy form
①
②
③
④


⑤
⑥
Sign here
Date

You need to fill in and return your ***keep/buy form*** – as soon as possible and so it arrives no later than **10am on Wednesday 5 July 2006.**

If you live in the UK or the Republic of Ireland

You need to complete Steps ①, ② and ⑥ to apply to buy additional shares at a discounted price. You can choose to complete Steps ③, ④ and ⑤.

If you live in Germany or Austria

You need to complete Steps ①, ② and ④ to apply to buy additional shares at a discounted price. You can choose to complete Step ③.

For information on paying for your additional shares, please see page 8.

You can apply to invest a minimum of £1,000 (or €1,520) and there is no maximum limit. A 5% discount will apply to any amount invested up to a maximum investment of £50,000 (or its euro equivalent). You can use your *keep/buy form* to apply for more than this amount, but you will only receive a discount on the first £50,000 (or its euro equivalent) invested. You will only be eligible for bonus shares in respect of the additional shares you buy at the discounted price.

You may not receive shares for the full amount you apply for. If this is the case, you will receive a refund for the difference between the amount you apply for and the amount you pay for the additional shares you receive.

Step ① How much do you want to invest in shares?

Up to £10,000 (or €15,200)

Tick the box in Step ① that matches the amount of money you want to apply to invest. If all or some of your application to invest in additional shares is successful, all your additional shares will be at a discounted price. You will also be eligible to receive bonus shares in respect of your additional shares if you hold your additional shares continuously for one year from the date of flotation.

Over £10,000 (or €15,200) and up to £50,000 (or €76,000)

Write the amount you wish to apply to invest in the box provided. The amounts you can put in the box are:

UK	
£15,000	£35,000
£20,000	£40,000
£25,000	£45,000
£30,000	£50,000

Republic of Ireland, Germany and Austria	
€22,800	€53,200
€30,400	€60,800
€38,000	€68,400
€45,600	€76,000

If all or some of your application to invest in additional shares is successful, all your additional shares will be at a discounted price. You will also be eligible to receive bonus shares in respect of your additional shares if you hold your additional shares continuously for one year from the date of flotation.

Over £50,000 (or €76,000)

Write the amount you wish to apply to invest in the box provided, increasing in amounts of £10,000 (€15,200). Examples of amounts you can put in the box are:

UK	
£60,000	£140,000
£70,000	£150,000
£80,000	£160,000
£90,000	£170,000
£100,000	£180,000
£110,000	£190,000
£120,000	£200,000
£130,000	and so on...

Republic of Ireland, Germany and Austria	
€91,200	€212,800
€106,400	€228,800
€121,600	€243,200
€136,800	€258,400
€152,000	€273,600
€167,000	€288,800
€182,400	€304,000
€197,600	and so on...

There is no maximum limit to the amount you can apply to invest in shares. Ring your local dedicated helpline if you want to apply for more than £990,000 (or €988,000) as this is the maximum provided for in the form.

If all or some of your application to invest in additional shares is successful, the first £50,000 (or its euro equivalent) that you invest in additional shares will be at the discounted price. You will also be eligible to receive bonus shares in respect of the additional shares you buy at the discounted price if you hold your additional shares continuously for one year from the date of flotation.

You will not receive a discounted price or be eligible for bonus shares in respect of any investment in additional shares of over £50,000 (or its euro equivalent).

Paying for your additional shares

If you live in the UK or the Republic of Ireland
You need to write a cheque or get a banker's draft for the value of the shares you have applied to invest in, made payable to 'Standard Life Share Offer' and crossed 'A/C payee'. Then attach it to the space at Step ② of the *keep/buy form* with a pin.

EU money laundering regulations apply if you are applying to invest more than £9,000 (or €15,000) in additional shares. This means that:

- If you do not use your own personal cheque and use a bank or building society cheque or banker's draft instead, you should ensure that the institution issuing that cheque or banker's draft writes the name, address and account number of the account holder on the back of the cheque or banker's draft and adds its stamp

- If you use a cheque drawn on someone else's account or in someone else's name, you should write your own name and address and date of birth on the back of the cheque. You may also be asked to provide further identification and we may carry out searches of electronic databases to confirm your personal details. Your application will be placed on hold until we receive this. **If we do not receive the identification we have asked for, your application to buy additional shares may be rejected**

You can also choose to give us your bank details in Step ③ so that any future dividends can be paid into your account and your e-mail address in Step ④. If you want to receive a share certificate instead of keeping your additional shares in the Standard Life Share Account, you should also tick the box in Step ⑤. Before you do, please read the information about *'Holding your Standard Life Shares'* on page 19.

Once you have attached your payment, please return your form in the pre-paid envelope provided. Your form and payment must arrive by the deadline – 10am on Wednesday 5 July 2006. It is your responsibility to ensure that they do.

Remember, if you keep your shares and invest in additional shares at a discounted price you will be eligible to receive one bonus share for every 20 of these shares – if you hold them continuously for one year from the date of flotation. Please see 'About bonus shares' on page 21.

If you live in Germany or Austria

You need to complete the Bank Transfer Order on your *keep/buy form* for the total amount you wish to apply to invest, detach it from the *keep/buy form* and take or send it to your bank to make the payment on your behalf. Alternatively, you can pay through internet banking as explained on your *keep/buy form*. Remember to type in your unique SRN number carefully, otherwise there is a risk that your application will be rejected. It is your responsibility to ensure that we receive the full amount you wish to invest, regardless of any bank charges. You should return the *keep/buy form* to the address shown.

The money to pay for your additional shares and your form must arrive by the deadline – 10am on Wednesday 5 July 2006. It is your responsibility to ensure that they do.

EU money laundering regulations apply, so you may be asked to provide further identification and we may carry out searches of electronic databases to confirm your personal details. Your application will be placed on hold until we receive this. **If we do not receive the identification we have asked for, your application to buy additional shares may be rejected.**

You can also choose to give us your bank details in Step ② so that any future dividends can be paid directly into your account in and your e-mail address in Step ③.

Once you have made your payment, please return your form in the pre-paid envelope provided.

Once you have attached or made your payment, please return your form in the pre-paid envelope provided.

Please follow the instructions carefully – your application to buy additional shares will be rejected if your *keep/buy form* is:

- **Not completed properly, or**
- **Returned without the required payment being attached or made, or**
- **Returned, but without you having provided further information to allow us to confirm your personal details, if requested, or**
- **Received after the deadline – 10am on Wednesday 5 July 2006.**

You need to fill in and return your keep/buy form as soon as possible and so it arrives no later than 10am on Wednesday 5 July 2006

Option 3: Selling your shares

Use your *sell form* if you want to sell your shares on flotation and receive cash. The number of shares you have been allocated is shown on your *covering letter.*

You can't sell just some of your shares on flotation – you will have to sell them all. There is a fixed charge of £10 (or €15) for providing this facility.

If you want to sell just some of your shares you need to keep all of them at this stage – you can sell just some of your shares after flotation. For more information see *'Keeping your shares'* on page 14 and *'Buying and selling Standard Life shares after flotation'* on page 26.



If you sell your shares on flotation you will not be able to invest in additional shares at a discounted price and you will not be eligible to receive bonus shares in respect of the shares you receive on demutualisation.

If you live in the UK (excluding the Channel Islands and the Isle of Man)

You need to complete Step ❷ to sell all your shares on flotation and receive cash.

If you would like to receive the cash by cheque, leave Step ❶ blank. If you would like the money to be paid into a new Standard Life Bank Share Plus Account, at a special rate of 4.75% gross pa/AER until Saturday 20 January 2007, then moving on to an enhanced rate of 4.20% gross pa/AER, you should complete Step ❶. These rates are variable and are correct as at Friday 16 June 2006. AER means Annual Equivalent Rate and illustrates what the interest rate would be if interest was paid without the deduction of tax.

- You will first need to call the dedicated number – 0845 601 2343 – where you will be given a Share Plus Account number. Lines are open from 8.30am to 5.30pm, Monday to Friday and 9.00am to 1.00pm on Saturday.
- Please write your Share Plus Account number in the box provided in Step ❶ of your *sell form*. Do not write any other bank details in this box. If the number – or any other part of the request to pay the cash into your Standard Life Bank Share Plus Account – is incorrect, you will receive the cash by cheque.
- The Standard Life Bank Share Plus Account is only available to residents of the UK (excluding the Channel Islands and the Isle of Man) if you are selling your shares on flotation and want us to pay the cash from the sale of your shares into this account. Interest can be paid annually or monthly.

There is more information about the Standard Life Bank Share Plus Account on page 24.

Then complete Step ❷ and sign and date your form to sell all your shares on flotation and receive cash.

Then return your form in the pre-paid envelope provided.

You need to fill in and return the *sell form* as soon as possible and so it arrives no later than **10am on Wednesday 5 July 2006.**

If you live in the Channel Islands or the Isle of Man

You need to complete Step ❷ and sign and date your form to sell all your shares on flotation and receive cash.

Then return your form in the pre-paid envelope provided.

If you live in the Republic of Ireland, Germany or Austria

You need to complete Step ❶ and sign and date your form to sell all your shares on flotation and receive cash.

Then return your form in the pre-paid envelope provided.

You need to fill in and return your sell form – as soon as possible and so it arrives no later than 10am on Wednesday 5 July 2006

Important information about returning your form

Please send your chosen form as soon as you can. It must arrive by the deadline – **10am on Wednesday 5 July 2006**. You must make sure you only return one of your forms.

If you have lost your pre-paid envelope, please send your form to the address listed in the *'Contact us'* section on page 56.

If you haven't confirmed your details and don't return a form so it arrives by the deadline, we will put your shares in the Unclaimed Assets Trust.

Make sure you follow the instructions – if your *sell form* is received after the deadline, is completed incorrectly or is incomplete, your shares will not be sold for you. Instead they will be held for you in the Standard Life Share Account – unless you are a UK or Irish company, in which case you will receive a share certificate in respect of your shares. There is more information on the Standard Life Share Account on page 19.

Returning two forms – if we receive both a properly completed *sell form* and a properly completed *keep/buy form* from you before the deadline, your *keep/buy form* will be given priority (regardless of the order in which the forms are received). We will process the instructions on that *keep/buy form* and you will be deemed to have chosen to keep your shares and (if applicable) to have chosen to apply to buy additional shares.

Confirmed your details already? – remember, you don't need to return a form if you want to keep your shares and you have already confirmed your details, as long as you want to keep your shares in the Standard Life Share Account (unless you are a UK or Irish company, in which case you will receive a share certificate in respect of your shares) and you don't want to buy additional shares.

If you are keeping the shares you receive on demutualisation and are not applying to buy additional shares, you can have your share account statement or share certificate posted to you by Sunday 9 July 2006. To do this you will need to return your *keep/buy form* so it arrives by Friday 30 June 2006.

We plan to send out a share account statement or share certificate to each person whose form arrives by Friday 30 June 2006 around the time we announce the offer price and the preferential offer price.

You should note that:

- If demutualisation does not go ahead, you will not receive any shares in Standard Life plc and the share account statement or share certificate will have no value
- Unless Standard Life plc floats, your shares cannot be traded on the London Stock Exchange so they will have no easily ascertainable value

When everything is expected to happen

What is happening?	When?
If you want to keep your shares and have not confirmed your details, please return your *keep/buy form* so it arrives by the deadline – even if you are not applying to buy additional shares.	**Must arrive by 10am on Wednesday 5 July 2006**
If you want to apply to buy additional shares at a discounted price, you need to complete and return your *keep/buy form* with your cheque or banker's draft so it arrives by the deadline. If you live in Austria or Germany, you need to submit your Bank Transfer Order to your bank or submit your payment via internet banking so it arrives by the deadline.	**Must arrive by 10am on Wednesday 5 July 2006**
If you want to sell all your shares on flotation, you need to complete and return your *sell form* so it arrives by the deadline.	**Must arrive by 10am on Wednesday 5 July 2006**
We will announce the offer price, the preferential offer price and the basis of allocation of Standard Life shares under the Offers. You will be able to see all this on our website **www.standardlife.com**.	**Planned to happen by Sunday 9 July 2006***
Standard Life will demutualise and Standard Life plc will float on the London Stock Exchange. Dealing in Standard Life shares will begin.	**Planned for Monday 10 July 2006***
If you live in the UK (excluding the Channel Islands and the Isle of Man), have sold all your shares on flotation and you have opened a Standard Life Bank Share Plus Account, we will pay the cash into your account.	**Planned to happen on Thursday 13 July 2006***
If you have kept your shares – and, if applicable, your application to buy additional shares is accepted – a share account statement or share certificate (as appropriate) will be posted to you with your *welcome pack*. If you have not received your share account statement or share certificate by Monday 31 July 2006, please contact us as soon as possible.	**Planned to happen by Monday 17 July 2006***
If you have sold all your shares on flotation and have not opened a Standard Life Bank Share Plus Account, the cash will be posted to you by cheque.	**Planned to happen by Monday 17 July 2006***

*** The date of demutualisation and flotation may be influenced by things like market conditions and the performance of our business. Demutualisation and flotation could happen later than July 2006. There is no guarantee that Standard Life will demutualise and you should not base your financial decisions on our demutualisation plans at this stage.**

Part 1: Keeping, buying and selling shares – answering your questions

Keeping your shares

How do I keep my shares?

If you want to keep the shares you receive on demutualisation, you will need to:

- Read this section
- Read *'Option 1: Keeping your shares'* on page 4
- Complete your *keep/buy form* if you have not already confirmed your details

How will my shares be held?

If you decide to keep your shares, they will be held for you in the Standard Life Share Account – unless you live in the UK or the Republic of Ireland and you opt for a share certificate instead. If you are a UK or Irish company you will automatically receive a share certificate. The Standard Life Share Account has been set up exclusively for shareholders of Standard Life plc and will be managed and administered by our registrars – Computershare Investor Services PLC.

We expect most shareholders will find this a secure and convenient way of holding their shares – you will only be able to trade your shares using the share dealing services described on page 26.

To find out more about holding your shares, including information on the Standard Life Share Account and share certificates, please see *'Holding your Standard Life shares'* on page 19. The full terms and conditions are set out in *'Terms and Conditions of the Standard Life Share Account'* on page 50.

Why don't I need to return a form if I have already confirmed my details?

You don't need to return a form if you have already confirmed your details because you have already done everything you need to do to receive your shares. You will know if you have confirmed your details to us as the yellow box at the top of your *keep/buy form* will say 'Our records show you have confirmed your details'.

What is a share?

A share gives a shareholder part-ownership of a company.

What is a shareholder?

A shareholder owns a share in a company and is therefore a part-owner of that company. Shareholders are usually entitled to vote at general meetings, receive financial information and are entitled to any dividends paid on the type of share they own.

What is flotation?

Flotation is the name given to the process by which shares become listed and can subsequently be traded on a stock exchange. Standard Life shares will be traded on the London Stock Exchange.

What is a stock exchange?

A stock exchange is a market on which publicly listed shares are bought and sold.

What is a dividend?

If a company makes a profit, shareholders may receive a share of the profits in the form of payments called dividends. If a company does not perform well, this may lead to its dividends being reduced or no dividend being paid at all.

How would my dividends be paid?

If you complete Step ② of your *keep/buy form* (or, if you live in Germany or Austria, tick the box in Step ② of your *keep/buy form*), the dividends payable on your shares would be paid directly into the bank or building society account of your choice. By having your dividends credited to your chosen account the money will usually be available to use more quickly than if you receive your dividends in the form of a cheque.

If you haven't completed the relevant section of your *keep/buy form*, or if the relevant section has not been completed correctly, any dividends will be paid to you by cheque.

We currently intend either to offer shareholders the opportunity to take their dividends in the form of shares rather than cash, or to reinvest their dividends in Standard Life shares.

How much are listed shares worth?

The value of shares in a company can go up or down. How much a company's shares are worth at any time depends on a number of things, including:

- **The value of the company's business** – this is generally related to how the business is performing. The more a business is worth, the more its shares are likely to be worth

- **How well the stock market is performing** – in general, the better the market is performing, the more shares tend to be worth

What is the welcome pack and when will I receive it?

Your *welcome pack* will include useful information you will need as a shareholder of Standard Life plc. It is expected to be issued by Monday 17 July 2006.

Buying additional shares at a discounted price

How do I keep my shares and apply to buy additional shares at a discounted price?

If you want to keep your shares and apply to buy additional shares at a discounted price, you will need to:

- Read this section
- Read the '*Keeping your shares*' section on page 14
- Read '*Option 2: Keeping your shares and applying to buy additional shares at a discounted price*' on page 6 and the '*Terms and Conditions of the Preferential Offer*' on page 40
- Complete and return your *keep/buy form*

What's the minimum investment in additional shares that I can apply for?

You can apply to invest a minimum of £1,000 (or €1,520).

You may not receive shares for the full amount you apply for. If this is the case, you will receive a refund for the difference between the amount you apply for and the amount you pay for the additional shares you receive.

How much of a discount will I get?

You can apply to invest up to £50,000 (or its euro equivalent) in additional shares at a 5% discount to the offer price paid by investors in the Institutional Offer and the Retail Offer. The discounted price is called the preferential offer price.

It is important to understand that:

- You may not receive shares for the full amount you apply for. If this is the case, you will receive a refund for the difference between the amount you apply for and the amount you pay for the additional shares you receive
- Any additional shares you invest in may trade after flotation at a price that is higher or lower than the price you have paid for them

Can I apply to invest more than £50,000 (or its euro equivalent) in additional shares?

If you want to apply to invest more than £50,000 (or its euro equivalent) in additional shares, you should use your *keep/buy form*. Any amount that you invest in additional shares above £50,000 (or its euro equivalent), if your application is successful, will be at the offer price paid by investors in the Institutional Offer and the Retail Offer. You will not be eligible to receive bonus shares in respect of those additional shares.

How will I know what price I will pay for the additional shares?

We expect to announce the offer price and the preferential offer price of the shares by Sunday 9 July 2006. You will be able to see these on our website at **www.standardlife.com**

If you live in the Republic of Ireland, Germany or Austria you will be paying for your shares in euro. The euro amount of your application has been calculated using a notional exchange rate of €1.52 to £1.00. The actual exchange rate used to determine how much you pay for your additional shares will be the euro/Pounds Sterling exchange rate on the date of flotation – planned for Monday 10 July 2006. For example, if the actual exchange rate is €1.44 to £1.00, then you will receive the same number of shares as a qualifying person who applies to invest the equivalent Pounds Sterling amount at the notional exchange rate. You will also receive a refund for the difference, unless the Pounds Sterling equivalent of the refund would not pay for at least one additional share at the offer price. This is because the administrative costs of returning small sums of money are high, and any amount not refunded will be donated to charity.

How will the number of additional shares be calculated?

Up to £50,000 (or its euro equivalent)

The number of additional shares you will get for the first £50,000 (or its euro equivalent) invested will be calculated by dividing the amount you paid by the preferential offer price. This is then rounded down to the nearest whole number of additional shares.

For example, if your application to invest £1,000 in additional shares was accepted in full, and the offer price was £2.40, the preferential offer price would be £2.28 and you would receive 438 additional shares at a price of £998.64. The remaining £1.36 would be donated to charity as the administration costs of returning small sums of money are high.

Over £50,000 (or its euro equivalent)

For any amount you invest in additional shares above £50,000 (or its euro equivalent), the number of additional shares you will get will be calculated by dividing the extra amount by the offer price of the shares paid by investors in the Institutional Offer and the Retail Offer. This is then rounded down to the nearest whole number of additional shares.

For example, if your application to invest £60,000 in shares was accepted in full, and the offer price was £2.40 per share and the preferential offer price was £2.28 per share, you would receive 21,929 shares at a price of £49,998.12 (with £1.88 remaining) and 4,166 additional shares at a price of £9,998.40 (with £1.60 remaining). We would then add the £1.88 and the £1.60 together, and this £3.48 would be used to buy one more share at £2.40. The remaining £1.08 would be donated to charity as the administration costs of returning small sums of money are high.

You may not receive shares for the full amount you apply for. If this is the case you will receive a refund for the difference between the amount you apply for and the amount you pay for the additional shares you receive.

The refund will be paid in Pounds Sterling or euro as applicable. If paid in euro, we will use the exchange rate used on flotation for purchases of additional shares.

Please note that the above calculations are just examples. The final offer price and the preferential offer price will be determined by Standard Life plc in consultation with Merrill Lynch International and UBS Limited. Standard Life plc will consider a number of factors in setting these prices, including the level of demand for Standard Life shares, the number of shares to be sold by eligible members on flotation and the desire to establish an orderly after-market in the Standard Life shares.

We will publish details on our website of the final offer price and preferential offer price and of how we will allocate additional shares by Sunday 9 July 2006.

How will the additional shares be allocated?

The number of additional shares available in the Preferential Offer and how they will be allocated will be at the discretion of Standard Life plc in consultation with Merrill Lynch International and UBS Limited. Standard Life plc will consider a number of factors in determining the allocation, including the level of demand for Standard Life shares in the Offers, the number of shares to be sold by eligible members on flotation and the desire to establish an orderly after-market in Standard Life shares.

Shares are expected to be allocated between the Offers in the following order of priority, in each case subject to any scaling back:

- to meet applications in the Preferential Offer; and
- to meet applications in the Institutional Offer and the Retail Offer

You may not receive shares for the full amount you apply for. If this is the case, you will receive a refund for the difference between the amount you apply for and the amount you pay for the additional shares you receive. This will be posted to you by cheque no later than Monday 17 July 2006, without interest.

In the event that applications in the Preferential Offer and the Retail Offer are scaled back, the allocation policy may favour smaller applications.

You will not be allocated a number of shares worth more than the amount you have stated on your *keep/buy form* that you wish to apply to invest.

Can I make more than one application to buy additional shares in the Preferential Offer?

You can only apply once, unless you are a qualifying employee. If you are a qualifying employee, then you can also apply for additional shares in your capacity as a qualifying person and as a qualifying employee. The maximum amount that you can invest at the discounted price is £50,000 (or its euro equivalent) in aggregate. You are only eligible for bonus shares in respect of any additional shares bought at a discounted price.

Applications which breach these requirements, or which are suspected of breaching these requirements, may be rejected and you may also incur legal liability.

How will buying additional shares affect my tax position?

Please refer to *'Taxation'* on page 31 which contains summaries of our understanding of certain aspects of relevant taxation law and practice currently in force in the UK (excluding the Channel Islands and the Isle of Man), the Republic of Ireland, Germany and Austria.

Can I also buy shares after flotation?

You can buy shares after flotation through the share dealing services described in *'Buying and selling Standard Life shares after flotation'* on page 26 or through a stockbroker or other authorised share dealing service. If you buy Standard Life shares after flotation, you will not benefit from the preferential terms outlined above.

Can I change my mind once I have posted my keep/buy form?

If you return a *keep/buy form* to apply to buy additional shares you will be agreeing to be bound by the terms and conditions set out in *'Terms and Conditions of the Preferential Offer'* on page 40. You should read these terms and conditions carefully before returning your form.
Once you have posted your *keep/buy form* to us you will not be able to withdraw your application to buy shares in the Preferential Offer except in the very limited circumstances described in *'Terms and Conditions of the Preferential Offer'* on page 40.

Holding your Standard Life shares

This section gives you some helpful information which you should read if you are thinking about keeping your shares – or keeping them and applying to buy additional shares. It tells you about the Standard Life Share Account and share certificates, and also about the bonus shares that you may be eligible for.

About the Standard Life Share Account and share certificates

How will my Standard Life shares be held?

If you decide to keep your shares or keep your shares and apply to buy additional shares (and you are not a UK or Irish company), your shares and any additional shares will be held for you in the Standard Life Share Account unless you live in the UK or the Republic of Ireland and you opt for a share certificate instead. This has been set up exclusively for the shareholders of Standard Life plc and will be managed and administered by our registrars – Computershare Investor Services PLC.

We expect most shareholders will find the Standard Life Share Account a secure and convenient way of holding their Standard Life shares – you will only be able to trade your shares using the share dealing services described on page 26.

Can I choose to receive a share certificate instead?

Yes. Unless you live in Germany or Austria, you can choose to receive a share certificate in respect of your Standard Life shares instead. To do this, please tick the box in Step ⑤ of your *keep/buy form.* If you are a UK or Irish company, the box in Step ⑤ will already be ticked because you will automatically receive a share certificate if you choose to keep your shares or buy additional shares.

How does the Standard Life Share Account work?

When you hold your Standard Life shares in the Standard Life Share Account, these shares will be held on your behalf in the name of a wholly-owned subsidiary of Computershare Investor Services PLC. You will, however, be treated in a similar way as if you hold a share certificate.

What are the benefits of the Standard Life Share Account?

If you hold your Standard Life shares in the Standard Life Share Account, your name and address will not appear on Standard Life plc's shareholder register, which is a public register, so your details should remain confidential.

You will also not have to worry about looking after a share certificate. If you lose or do not receive a share certificate, it may be expensive to replace.

A shareholder who uses the Standard Life Share Account will receive dividends and the same financial and other company information that is sent to shareholders who hold a share certificate. They are also entitled to attend, speak and vote at Annual and Extraordinary General Meetings – both on a show of hands and on a poll. For more information, see *'Terms and Conditions of the Standard Life Share Account'* on page 50.

Are there any charges associated with using the Standard Life Share Account?

There are no charges for opening a Standard Life Share Account and there is no annual management charge for holding your Standard Life shares in the Standard Life Share Account.

If you want to leave the Standard Life Share Account in the future, you have two choices:

- If you would like to receive a share certificate in respect of your Standard Life shares you can contact our registrars and ask them for a form to remove your Standard Life shares from the Standard Life Share Account. There will be an administration charge for this – currently £12 (or €15). This administration charge will not apply if you are simply selling your Standard Life shares through the share dealing services described in *'Buying and selling Standard Life shares after flotation'* on page 26; or

- If you would like your Standard Life shares to be transferred into CREST or a share deposit account, you can contact our registrars and ask them for a form to remove your Standard Life shares from the Standard Life Share Account. There will be an administration charge for this – currently £15 (or €22).

The terms and conditions of the Standard Life Share Account are set out in '*Terms and Conditions of the Standard Life Share Account*' on page 50. They contain a full list of the current charges associated with the Standard Life Share Account.

Can I hold the shares I receive on demutualisation in joint names with another person?

The shares you receive on demutualisation will be in your own name. You are also not able to buy additional shares in joint names.

After flotation, you can transfer some or all of your Standard Life shares to another person or into joint names. A transfer of this sort may affect your eligibility for bonus shares. We will send you more information about this in your *welcome pack*.

If you transfer your Standard Life shares to someone else there will be tax consequences and you should speak to a qualified financial adviser.

Can I hold shares in other companies in the Standard Life Share Account?

No. The Standard Life Share Account has been designed exclusively for Standard Life shares. This includes the shares you receive on demutualisation as an eligible member, any additional shares you buy in Standard Life plc and any bonus shares you receive.

How do I receive a share certificate instead?

You can choose to receive a share certificate on flotation instead of having your shares held in the Standard Life Share Account by ticking the box in Step ⑤ of your *keep/buy form* (unless you live in Germany or Austria – in which case your shares will be automatically held for you in the Standard Life Share Account). If you are a UK or Irish company, you will automatically receive a share certificate. Any holder of Standard Life shares (including shareholders in Austria and Germany) can receive a share certificate in respect of their shares after flotation by contacting our registrars.

What else do I need to know about share certificates?

A share certificate is documentary evidence that you own shares in a company. If you choose to receive a share certificate instead of having your Standard Life shares held in the Standard Life Share Account, it is important you look after it because you will need it if you want to sell your Standard Life shares and there will be a charge for its replacement from Friday 11 August 2006.

If you hold a share certificate, your name and address and the number of Standard Life shares you hold will be shown on the Standard Life plc share register. This is a public register and you may receive unsolicited mail from other companies.

What happens if I lose my share certificate after I have received it?

Our registrars will issue a replacement. There will be an administration charge of £30.11 (or €44.71) for this. You will also be sent a legally binding letter. You must sign this to confirm your loss and agree to make good any loss suffered by Standard Life plc or the registrars as a result of your loss. You may be required to take out insurance at your own expense to cover this liability. This letter may require countersigning by a bank or insurance company, who may also charge for this service.

How do I sell my shares if I have a share certificate?

You can sell them through the share dealing services described on page 26, or by contacting a stockbroker or another authorised share dealing service of your choice. More information on these will be included in your *welcome pack*.

When will I receive my share account statement or share certificate?

We plan to post share account statements and share certificates to you (at your own risk) by Monday 17 July 2006, if the flotation of Standard Life plc goes ahead as planned on Monday 10 July 2006.

If you have not received your share account statement or share certificate (as applicable) by Monday 31 July 2006, please contact your local dedicated helpline by Friday 11 August 2006. You will be required to complete various documents. Once satisfied, they will arrange for you to be sent a replacement share certificate.

If you are keeping your shares and are not applying to buy additional shares, you can have your share account statement or share certificate posted to you before Standard Life plc is listed on the London Stock Exchange. We currently plan to post these by Sunday 9 July 2006. To take advantage of this you will need to return your *keep/buy form* so it arrives by Friday 30 June 2006.

You should note that:

- If demutualisation does not go ahead, you will not receive any shares in Standard Life plc and the share account statement or share certificate will have no value
- Unless Standard Life plc floats, your Standard Life shares cannot be traded on the London Stock Exchange so they will have no easily ascertainable value
- Until you have received your share account statement or share certificate (as applicable), you will not be able to use the share dealing services to sell your shares

About bonus shares

How do I get bonus shares?

If you keep the shares you receive on demutualisation or buy additional shares at a discounted price, you will be eligible to receive one bonus share for every 20 shares that you hold continuously for one year from flotation. We currently expect the first anniversary of flotation to be Tuesday 10 July 2007. You will not be eligible to receive bonus shares in respect of additional shares which are not bought at the discounted price.

For example, if you receive 200 shares on demutualisation and buy another 800 additional shares at a discounted price, you will have a total of 1,000 shares in Standard Life plc on the day of flotation. If you hold these 1,000 shares continuously for one year, you will be eligible to receive another 50 shares in Standard Life plc.

If you do not hold your shares and additional shares in the Standard Life Share Account, you may be required to confirm your eligibility to receive bonus shares.

What if I sell my shares before the first anniversary of flotation?

If you sell any of your shares or any additional shares you buy at a discount before you have held them continuously for one year from flotation, the number of bonus shares you will be eligible to receive will be reduced correspondingly. If you sell all your shares or additional shares you will not be eligible to receive any bonus shares.

In the event of a change of control of Standard Life plc during the one-year period from flotation, the continuous period for which the relevant Standard Life shares must be held in order to be eligible for bonus shares will end on the day before such change of control occurs. If following such a change of control you are not issued with bonus shares even though you would otherwise have been eligible to receive them, Standard Life plc will make arrangements to compensate you.

What happens if I move the shares or additional shares out of the Standard Life Share Account before I have held them continuously for one year from flotation?

If you move the shares that you receive on demutualisation or buy on flotation out of the Standard Life Share Account in favour of a share certificate, you will not lose any eligibility for bonus shares in respect of those shares as a result, provided that the shares are still held by and in the name of the same person in whose name they were held in the Standard Life Share Account. You may lose your eligibility if you move your shares in some other way, for example by transferring them to another person. We will include more information on this in the *welcome pack*.

How will I be taxed on any bonus shares that I receive?

Please refer to '*Taxation*' on page 31 which contains summaries of our understanding of how the receipt of bonus shares will be taxed in the UK (excluding the Channel Islands and the Isle of Man), the Republic of Ireland, Germany and Austria.

About the Unclaimed Assets Trust

What is the Unclaimed Assets Trust?

If you have not confirmed your details to us before flotation, the trustee of the Unclaimed Assets Trust will hold the shares you receive on demutualisation on your behalf. The trustee is Computershare Trustees Limited, a wholly-owned subsidiary of our registrars, Computershare Investor Services PLC.

When will shares be put into the Unclaimed Assets Trust?

If your *keep/buy form* says that you have not confirmed your details, and we do not receive a properly completed *keep/buy form* or *sell form* from you by 10am on Wednesday 5 July 2006, we will put your shares into the Unclaimed Assets Trust.

How can I claim my shares back from the Unclaimed Assets Trust?

If you have not yet confirmed your details and do not do this by 10am on Wednesday 5 July 2006 using your *keep/buy form* or *sell form*, you will have to make a separate application to the Company to claim your shares.

You will be able to claim your shares for up to 10 years following demutualisation. After 10 years have passed, any entitlement you have to shares in the Unclaimed Assets Trust will be lost.

Selling your shares on flotation

How do I sell my shares?

If you want to sell all your shares on flotation and receive cash, you will need to:

- Read this section
- Read '*Option 3: Selling your shares*' on page 10 and the '*Terms and Conditions of the Initial Share Sale Facility*' on page 45
- Complete and return your *sell form*

How will my shares be sold?

If you decide to sell your shares on flotation, your shares will be sold through the Initial Share Sale Facility. You can find out more about the Initial Share Sale Facility by reading the '*Terms and Conditions of the Initial Share Sale Facility*' on page 45. By returning your *sell form*, you will be agreeing to these terms and conditions so you should read them carefully before returning your form.

How does the Initial Share Sale Facility work?

All the shares that our members choose to sell on flotation will be added together and offered for sale to investors in the Institutional Offer and the Retail Offer. They will be sold together with other shares which are being issued so that Standard Life plc can raise new capital.

Everyone using the Initial Share Sale Facility will receive the same price for their shares. This will be the price paid for those shares by investors in the Institutional Offer and the Retail Offer.

There is a fixed charge of £10 (or €15) to cover administration, dealing commission, stamp duty or stamp duty reserve tax and, where relevant, foreign exchange costs.

How much money will I get from selling my shares?

It is not yet possible to say what price you will receive if you sell your shares. It's important to understand that the price you receive for your shares may be higher or lower than the price you could receive by selling your shares through a stockbroker or another share dealing service after flotation, depending on whether the share price falls below or rises above the offer price once trading in Standard Life shares begins after flotation.

The price per share at which your shares will be sold is expected to be announced by Sunday 9 July 2006. The price determined may fall outside the relevant price range set out in the Prospectus. The final offer price will be determined by Standard Life plc in consultation with Merrill Lynch International and UBS Limited. Standard Life plc will consider a number of factors, including the level of demand for Standard Life shares, the number of shares to be sold by eligible members on flotation and the desire to establish an orderly after-market in Standard Life shares.

How will I get the money from the sale of my shares?

You will receive the money from the sale of your shares by cheque, less the £10 (or €15) fixed charge.

If you live in the UK (excluding the Channel Islands and the Isle of Man), you can choose to have the money paid into a new account with Standard Life Bank. This account is called the Standard Life Bank Share Plus Account.

When will I get the money from the sale of my shares?

If you live in the UK (excluding the Channel Islands and the Isle of Man) and you have opened a Standard Life Bank Share Plus Account, the money will be paid into your account on Thursday 13 July 2006. We will also send you an advice note by post.

In other cases, your cash will be posted to you by cheque (at your own risk) by Monday 17 July 2006. If you have not received your cheque by Monday 31 July 2006, please contact your local dedicated helpline by Friday 11 August 2006. You will be required to complete various documents. Once satisfied, they will arrange for you to be sent a replacement cheque.

These dates could change if flotation does not go ahead as planned on Monday 10 July 2006.

You cannot sell your shares and apply to buy additional shares at a discounted price. Remember, you will lose your eligibility for bonus shares if you sell your shares on flotation.

What is the Standard Life Bank Share Plus Account?

If you live in the UK (excluding the Channel Islands and the Isle of Man), you can choose to have the money from the sale of your shares paid directly into a new Standard Life Bank Share Plus Account which has been designed exclusively for those customers wishing to sell their shares in Standard Life.

The account has been designed to give you a special rate of interest until Saturday 20 January 2007 of 4.75% gross pa/AER then moving on to an enhanced rate of 4.20% gross pa/AER. These rates are variable and are correct as at Friday 16 June 2006. AER means Annual Equivalent Rate and illustrates what the interest rate would be if interest was paid without the deduction of tax.

Once the money from the sale of your shares is deposited in your Share Plus Account, you can make the most of the bonus rate by saving as much as you like. The minimum deposit is £1 up to a maximum of £10 million. You can choose to have your interest added to your Share Plus Account or transferred to an account of your choice.

How do I transact on the Standard Life Bank Share Plus Account?

If you register for online banking, you will be able to transact online at **www.standardlife.co.uk** at a time that suits you. Alternatively, you can call us on 08457 55 56 58. There will be a charge of £25 for any withdrawals made during the bonus rate period (until 20 January 2007). Withdrawals will be made by electronic transfer from your Share Plus Account into your designated account and will normally take three working days. In exceptional cases you can make a same-day withdrawal, but there is an additional charge of £28 for this service.

How do I apply?

Before returning your *sell form*, please call the dedicated number 0845 601 2343 to open your Share Plus Account. Remember, you will be given an account number that should be added to your *sell form* before returning it in the pre-paid envelope provided.

What are the tax consequences of selling my shares at flotation?

Please refer to '*Taxation*' on page 31 which contains summaries of our understanding of certain aspects of relevant taxation law and practice currently in force in the UK (excluding the Channel Islands and the Isle of Man), the Republic of Ireland, Germany and Austria.

Can I sell some of my shares after flotation?

Yes. You can sell all or some of your shares after flotation through the share dealing facilities described in '*Buying and selling Standard Life shares after flotation*' below or through a stockbroker or other authorised share dealing service. Please note that you will be unable to use the share dealing services until you have received your share account statement or share certificate (as applicable) in respect of your Standard Life shares. If you are keeping your shares and not applying to buy additional shares, you can apply to receive your share account statement or share certificate early.

Can I change my mind after I've returned my sell form?

If you return your *sell form*, the only way your decision to sell can be changed is if we receive a completed *keep/buy form* from you by the deadline – 10am on Wednesday 5 July 2006.

What if my form is late, incorrect or incomplete?

If your *sell form* is received after 10am on Wednesday 5 July 2006, or is completed incorrectly or incomplete, your shares will not be sold for you. If this is the case, your shares will be held in the Standard Life Share Account and you will be sent a share account statement or, if you are a UK or Irish company, you will be sent a share certificate instead.

Buying and selling Standard Life shares after flotation

What will the share dealing services be?

The following share dealing services are expected to be made available to the majority of shareholders:

- A postal dealing service
- A telephone dealing service
- An internet dealing service

These services will be provided by Computershare Investor Services PLC.

If you hold a share certificate in respect of your shares you can also buy and sell Standard Life shares by contacting a stockbroker or other authorised share dealing service of your choice after the Standard Life shares start trading on the London Stock Exchange.

Who can use the share dealing services?

If you hold Standard Life shares in the Standard Life Share Account or hold a share certificate, you will be able to use the share dealing services described below.

Please note that you will be unable to use the share dealing services until you have received your share account statement or share certificate (as applicable) in respect of your Standard Life shares. If you are keeping your shares and not applying to buy additional shares, you can apply to receive your share account statement or share certificate early.

If you hold your Standard Life shares in the Standard Life Share Account, you will only be able to use any available share dealing service provided by Computershare Investor Services PLC if you wish to sell your Standard Life shares or buy more.

Other share dealing services may have different commission rates or charges.

What will the cost be?

- For the United Kingdom:

Dealing Services (including purchases and sales)	Percentage of value of the deal	Minimum charge
Postal	0.5%	£15
Telephone	1%	£15
Internet*	0.5%	£15

*Internet purchases are only available from October 2006.

- For the Republic of Ireland:

Dealing Services (including purchases and sales)	Percentage of value of the deal	Minimum charge
Postal	0.5%	€20
Telephone	1%	€32
Internet*	0.5%	€32

*Internet purchases are only available from October 2006.

- For Germany and Austria:

Dealing Services (including purchases and sales)	Percentage of value of the deal	Minimum charge
Postal	0.5%	€20
Internet*	0.5%	€32

*Internet purchases are not available.

In addition to the share dealing charges, stamp duty (or stamp duty reserve tax) of currently 0.5% is payable on all share purchases.

What price will I pay or receive if I buy or sell shares after flotation?

You will pay or receive the price at which your Standard Life shares are bought or sold in the market in accordance with the terms and conditions of the dealing service through which you choose to deal. That price may be higher or lower than the price at which you could buy additional shares in Standard Life plc on flotation or sell the shares you receive on demutualisation on flotation through the Initial Share Sale Facility.

If you are using the postal, telephone or internet dealing service to buy or sell shares worth in excess of £9,000 (or €15,000) (in one transaction or in two or more linked transactions) or on a frequent or habitual basis, you may be required to provide evidence of your identity to the service provider (if you have not already done so) in order to comply with EU money laundering regulations.

Part 2: Some more useful information

Some useful definitions

additional shares – the shares in Standard Life plc that eligible members of Standard Life can apply to buy in the Preferential Offer.

bonus shares – the shares in Standard Life plc to be issued to persons who hold shares or additional shares bought at a discounted price for the required period from the date of flotation.

CREST – the multi-currency electronic settlement system for UK and Irish securities operated by CRESTCo Limited.

eligible member – a member of Standard Life who is entitled to receive shares on the demutualisation of Standard Life.

Initial Share Sale Facility – the facility for the sale of shares available to eligible members who do not wish to keep the shares they receive on demutualisation.

Institutional Offer – the offer to be made by Standard Life plc to certain institutional and other significant investors to buy Standard Life shares at the offer price as part of the flotation.

minor – an eligible member who is under 18 (or 16 in Scotland).

Preferential Offer – the offer by Standard Life plc to be made to qualifying persons and qualifying employees to buy Standard Life shares on preferential terms as part of the flotation.

qualifying employees – employees of the Standard Life group on 18 April 2006 (provided that any such employee has not given notice to terminate his or her contract of employment) but excluding the directors of Standard Life and Standard Life plc.

qualifying persons – eligible members who live in the UK, the Republic of Ireland, Germany or Austria who are keeping their shares on flotation and certain other customers of companies in the Standard Life group as described in the Prospectus.

Retail Offer – the offer to be made by Standard Life plc to certain individuals and other investors to buy Standard Life shares at the offer price as part of the flotation.

share account statement – the statement you will receive setting out the number of shares held for you in the Standard Life Share Account.

share certificate – a certificate from Standard Life plc evidencing that you are the legal owner of Standard Life shares. An alternative to holding a share certificate is to hold your Standard Life shares in the Standard Life Share Account.

shares – the shares in Standard Life plc that eligible members of Standard Life receive on demutualisation as compensation for the loss of their membership rights. These are also called Demutualisation Shares.

Standard Life or SLAC – The Standard Life Assurance Company.

Standard Life Share Account – an account set up for Standard Life plc in which certain shareholders of Standard Life plc may hold their Standard Life shares.

Standard Life shares – shares in Standard Life plc including shares received on demutualisation, additional shares bought in the Preferential Offer and any bonus shares that are issued.

Unclaimed Assets Trust – the trust to be set up by Standard Life plc which will hold, amongst other things, the shares received on demutualisation of certain eligible members who have not confirmed their details.

References to where you live are to where you are shown as living in Standard Life's records as at Wednesday 31 May 2006.

References to the UK or the United Kingdom include the Channel Islands and the Isle of Man except where stated otherwise.

References to 'I' or 'my' in this share guide and the keep/buy form and the sell form apply, where relevant, to companies as well as to individuals.

How to sign the forms – companies, minors, third parties and trustees

In most cases, if your name is on the forms, you can simply sign and date your own form. This section tells you about some special cases – people who are signing on behalf of a company, a third party, a trustee or are under 18 (or under 16 in Scotland).

Are you signing on behalf of a company?

UK or Irish companies

To sign on behalf of a company, you must be a director, secretary or another person authorised to sign for that company. When you sign, you should write the capacity under which you are signing under the 'Sign here' box on your form. If you are signing on behalf of a UK or Irish company, you can apply the common seal of the company to the form countersigned in the normal way in which the company executes documents under seal.

German or Austrian companies

If you are signing on behalf of a company, you must be a director or another person authorised to sign for that company. When you sign, you should write the capacity under which you are signing under the 'Sign here' box on your form. A copy of the company's Handelsregisterauszug document must be supplied with the form.

Are you a minor, or signing on behalf of a minor?

If you are a minor, your parent and/or guardian must sign the relevant form for you in the 'Sign here' box, stating under the box the capacity in which they are signing.

If you are the parent or guardian of a qualifying person who is under 18 (or under 16 in Scotland) and have received a form on their behalf, you must sign the relevant form on their behalf in the 'Sign here' box. If you live in Germany, you must state under the 'Sign here' box the capacity in which you are signing.

Are you signing on behalf of a third party?

If you are signing a form under a power of attorney or other evidence of authority (for example, a grant of probate), you must attach a copy of the power of attorney or other evidence of your authority to sign, certified by a solicitor or notary public, with the form.

If a certified copy of the necessary power of attorney or other such authority is not returned with your form, your form will not be accepted.

Are you signing as a trustee?

Where you are an eligible member as the sole trustee for an occupational pension scheme policy, you should sign the form. Where there is more than one trustee for the occupational pension scheme policy, then either the 'nominated' trustee (the person nominated by all of the trustees to be the member) or, if there is no 'nominated' trustee, all the trustees for that policy must sign the form. Where a company is a trustee see above on how to sign.

Other people's rights

Although you are receiving shares on demutualisation, other people may have an interest in them and any sale proceeds. For example:

- where you are an eligible member by virtue of being a trustee, you must consider the terms of the trust in deciding how to deal with any shares received;

- where you are the eligible member for a policy held jointly with other policyholders, these other policyholders will generally have an interest in those shares unless there is an agreement to the contrary; and

- where you have transferred the policy for which you are the eligible member, you should consider whether the transferee of the policy has any interest in your demutualisation entitlement.

Please seek independent professional advice if you are in any doubt about your right to keep any shares which you may receive, or any cash that you receive if you sell them. Neither Standard Life plc (nor any member of the Standard Life group) will provide such advice or be responsible for the choices you make, or the consequences of those choices in relation to your shares, or any additional shares you buy.

In some limited circumstances, Standard Life plc reserves the right not to send your cash proceeds from the sale of your shares or your share account statement or share certificate (as applicable) if by doing so Standard Life plc could be in breach of a court order (such as a freezing or arrestment order) or applicable criminal law, or if a third party could have a claim against Standard Life plc over the whole or part of your shares. In addition, if you are bankrupt, the trustee in bankruptcy may have a claim over the whole or part of your shares so the cash proceeds from the sale of your shares may not be delivered to you and you may not be able to deal with any shares you otherwise choose to keep.

Taxation

General

The following summaries are included only as a general guide and are based on Standard Life's understanding of the law and practice in force at the date of this document in the jurisdictions mentioned below. Such law and practice is subject to change, possibly with retrospective effect. Where reference is made in the summaries below to rates of tax or to annual exemptions from tax, these are references to the rates of tax or annual exemptions in force at the date of this document.

The summaries relate to certain limited aspects of the taxation treatment of Standard Life shares received on demutualisation, Standard Life shares acquired pursuant to the Preferential Offer and Standard Life shares received as bonus shares. The summaries assume any bonus shares are issued in July 2007. They do not constitute tax advice.

Except where such taxes are specifically referred to, the summaries do not cover taxes imposed at a state, provincial, territorial or local level.

The summaries have been prepared from the perspective of eligible members who are individuals that have at all times held their membership in Standard Life and will at all times hold their Standard Life shares exclusively for their private use and not as part of or in connection with any trade or business. The summaries do not apply to corporate entities or to certain other categories of person such as trustees or persons who have or who are deemed to have acquired their membership in Standard Life or their Standard Life shares by virtue of an office or employment.

Each summary applies only to persons who are at all times resident and (as regards the United Kingdom and the Republic of Ireland) ordinarily resident and domiciled, for tax purposes, in the jurisdiction to which that summary relates. References in the summaries to the United Kingdom do not include the Channel Islands or the Isle of Man.

The statements below do not apply to eligible members whose right to receive Demutualisation Shares arises solely by reference to a permanent health insurance policy.

If you are in any doubt about your tax position or if you are resident in a jurisdiction not mentioned below you should consult an appropriate independent professional financial or tax adviser immediately.

United Kingdom

THIS SECTION SHOULD BE READ IN CONJUNCTION WITH THE SECTION ABOVE HEADED 'GENERAL'

Section A is concerned with keeping your Demutualisation Shares and (if you do) buying additional shares. Section B is concerned with the alternative position of selling your Demutualisation Shares on flotation.

A. Keeping your Demutualisation Shares and (if you do) buying additional shares

Demutualisation Shares

The receipt of Demutualisation Shares by eligible members on demutualisation should not give rise to a charge to UK tax on capital gains.

Dividends

Shareholders who are resident in the UK for tax purposes will receive any dividends on Standard Life shares net of a non-repayable 10% tax credit. Shareholders will be subject to income tax on the total of the dividend and the tax credit. The tax credit will discharge the liability of shareholders to starting or basic rate income tax. Shareholders who are subject to income tax at the higher rate will have to pay further income tax at a rate of 22.5% of the aggregate of the dividend and the tax credit.

Selling Standard Life shares after flotation

A sale or other disposal of all or any Standard Life shares may, depending on the particular circumstances of the relevant shareholder, give rise to a liability to pay UK tax on capital gains.

The taxable gain on the Standard Life shares will generally be the full proceeds from the disposal of the Standard Life shares less any allowable costs. Shareholders will have no allowable costs to set against the proceeds from Demutualisation Shares other than any incidental costs to them of disposing of the Demutualisation Shares. Shareholders will be able to set the cost of acquisition and any incidental costs to them of acquisition or disposal against the proceeds from the disposal of additional shares.

Taper relief may apply to reduce the percentage of the gain that is chargeable to tax on sales or other disposals of Standard Life shares after flotation but this will depend on the number of complete years for which the Standard Life shares have been held.

Shareholders should note that no UK tax on capital gains will be payable in respect of gains on a disposal of Standard Life shares if the gain on the Standard Life shares, together with any other capital gains realised in the tax year in which the sale occurs, does not exceed the annual capital gains tax exemption (currently £8,800).

Bonus shares

For bonus shares received in respect of Demutualisation Shares, the receipt will give rise to a capital gain equal to the value at the time of receipt of the bonus shares received. As the Demutualisation Shares will have no base cost, there will be no base cost to set against the value of the bonus shares and the 'small part disposal' rule will accordingly not apply. Shareholders should note, however, that if their capital gains in aggregate in the tax year ending 5 April 2008 do not exceed the annual capital gains exemption for that tax year (for the tax year ending 5 April 2007, the exemption is £8,800), they will have no further tax to pay as regards such receipt of the bonus shares.

For bonus shares received in respect of additional shares, if the value at the time of receipt of the bonus shares either does not exceed 5% of the value of those Standard Life shares or does not exceed £3,000, then the receipt of bonus shares will be treated as a 'small part disposal'. This means that the value of the bonus shares will not be taken into account as a receipt for the purposes of tax on capital gains, but rather will be deducted from the base cost for the relevant Standard Life shares (which will be relevant on a future disposal of such Standard Life shares). If the 'small part disposal' rule is not applicable on the facts of a particular shareholder, then the receipt will give rise to a part disposal of the relevant Standard Life shares, which may give rise to a taxable capital gain depending on the shareholder's personal circumstances. Shareholders should note, however, that if their capital gains in aggregate in the tax year ending 5 April 2008 do not exceed the annual capital gains exemption for that tax year (for the tax year ending 5 April 2007, the exemption is £8,800), they will have no further tax to pay as regards such receipt of the bonus shares. Shareholders who would otherwise fall within the 'small part disposal' rule as described above and who have unused annual capital gains exemption for the tax year ending 5 April 2008 may wish to consider whether to choose under current HMRC practice for the 'small part disposal' rule not to apply. This may be to their advantage as it would mean that their base cost on a future disposal of the relevant Standard Life shares would not be reduced as described above.

B. Selling your Demutualisation Shares on flotation

The receipt of Demutualisation Shares by eligible members on demutualisation should not give rise to a charge to UK tax on capital gains.

Eligible members may, however, depending on their particular circumstances, be subject to UK capital gains tax on a disposal of their Demutualisation Shares on flotation.

The taxable gain on the Demutualisation Shares will generally be the full proceeds from the disposal of the Demutualisation Shares less any allowable costs. There will be no allowable costs to set against the proceeds from Demutualisation Shares sold on flotation other than any incidental costs of the disposal.

Taper relief will not be available if an eligible member chooses to have his Demutualisation Shares sold for him on flotation.

Eligible members should note that no UK tax on capital gains will be payable in respect of gains on a disposal of Demutualisation Shares if the gain on the Demutualisation Shares, together with any other capital gains realised in the tax year in which the sale occurs, does not exceed the annual capital gains tax exemption (currently £8,800).

The Republic of Ireland

THIS SECTION SHOULD BE READ IN CONJUNCTION WITH THE SECTION ABOVE HEADED 'GENERAL'

Section A is concerned with keeping your Demutualisation Shares and (if you do) buying additional shares. Section B is concerned with the alternative position of selling Demutualisation Shares on flotation.

A. Keeping your Demutualisation Shares and (if you do) buying additional shares

Demutualisation Shares

The receipt of Demutualisation Shares by eligible members on demutualisation should not give rise to a charge to Irish tax.

Dividends

Shareholders will generally have a liability under the self-assessment system to pay tax at 20% or 42% (depending on their level of income) on any dividends received from their holdings of Standard Life shares. Tax is payable on the dividend received which is net of a UK tax credit. Shareholders may, depending on their individual circumstances, be required to pay Pay Related Social Insurance and a health levy which (taken together) could amount to a maximum of 5% of the dividend.

Selling Standard Life shares after flotation

A sale or other disposal of all or any Standard Life shares may, depending on the particular circumstances of the relevant shareholder, give rise to a liability to pay Irish tax on the gain arising.

The taxable gain on the Standard Life shares will generally be equal to the full proceeds from the disposal of the Standard Life shares less any allowable costs. Shareholders will have no allowable costs to set against the proceeds from the Demutualisation Shares other than any incidental costs to them of disposing of the Standard Life shares. Shareholders will be able to set the cost of acquisition and any incidental cost to them of acquisition or disposal against the proceeds from the disposal of additional shares.

Shareholders should note that no Irish tax will be payable in respect of the gains on the disposal of the Standard Life shares if the gain on the Standard Life shares, together with any other gains realised in the tax year in which the disposal occurs, does not exceed the annual capital gains tax exemption (currently €1,270) for that individual.

Bonus shares

The receipt of bonus shares should not give rise to a charge to Irish tax. Shareholders are likely to be treated as acquiring the bonus shares at no base cost. Shareholders may, however, depending on their particular circumstances, be liable to pay Irish tax on a subsequent sale or other disposal of the bonus shares.

Disclosure to Irish Revenue

Standard Life will be required to report to the Irish Revenue details of those Irish eligible members who are entitled to receive Demutualisation Shares.

B. Selling your Demutualisation Shares on flotation

The receipt of Demutualisation Shares by eligible members on demutualisation should not give rise to a charge to Irish tax.

Eligible members may, however, depending on their particular circumstances, be subject to Irish tax on a disposal of their Demutualisation Shares on flotation.

The taxable gain on the Demutualisation Shares will generally be equal to the full proceeds from the disposal of the Demutualisation Shares less any allowable costs. There will be no allowable costs to set against the gain other than any incidental costs of the disposal.
Eligible members should note that no Irish tax will be payable in respect of the gains on the disposal of the Demutualisation Shares if the gain on the Demutualisation Shares, together with any other gains realised in the tax year in which the disposal occurs, does not exceed the annual capital gains tax exemption (currently €1,270) for that individual.

Standard Life will be required to report to the Irish Revenue details of those Irish eligible members who are entitled to receive Demutualisation Shares.

Germany

THIS SECTION SHOULD BE READ IN CONJUNCTION WITH THE SECTION ABOVE HEADED 'GENERAL'

The following advice assumes that eligible members resident for tax purposes in Germany will have been members of Standard Life (a Member) for more than one year before the date the demutualisation occurs. If you are or are deemed to be a Member for one year or less before the date the demutualisation occurs, you should consult an appropriate independent professional adviser immediately.

Section A is concerned with the alternative position of keeping your Demutualisation Shares and (if you do) buying additional shares. Section B is concerned with the alternative position of selling Demutualisation Shares on flotation.

A. Keeping your Demutualisation Shares and (if you do) buying additional shares

Demutualisation Shares

The receipt of Demutualisation Shares by eligible members on demutualisation should generally not give rise to a charge to German tax.

Dividends

Shareholders who receive dividends in respect of Standard Life shares will, subject to the availability of any exemption or relief, generally be liable to pay German tax on 50% of the amount of the dividend at a progressive rate of up to 42%, plus a solidarity surcharge of 5.5% thereon, depending on the particular circumstances of the relevant shareholder. Annual allowances might apply.

Selling Standard Life shares after flotation

If all or any of the Standard Life shares are sold or disposed of (other than by way of gift) more than one year after receipt, the sale will not give rise to a liability to pay German tax on any gain arising.

If all or any of the Standard Life shares are sold or disposed of (other than by way of gift) one year or less after receipt, this may, depending on the particular circumstances of the relevant shareholder, give rise to a liability to pay German tax plus a solidarity surcharge on the gain arising. The taxable gain on the Standard Life shares will be 50% of the gain arising from their sale or other transfer. The Demutualisation Shares are expected to be treated as having been acquired for the price at which Standard Life shares are sold in the Institutional Offer.

Shareholders should note that no German tax on capital gains will be payable in respect of gains on the sale of Standard Life shares if the gain on the Standard Life shares, together with any other profits or gains realised by the shareholder in their private capacity and not in connection with any trade or business in the tax year in which the sale occurs, does not exceed the relevant annual allowance (currently €511.99).

Bonus shares

The receipt of bonus shares is likely to be characterised as a dividend paid on the Standard Life shares held by the relevant shareholder. In this case, an individual shareholder will be subject to German income tax at a rate of up to 42% on 50% of the value of the bonus shares on receipt of those bonus shares, plus a solidarity surcharge of 5.5% thereon, in the same way as dividends are taxed as described in the paragraph in this section A headed "Dividends". The value of the bonus shares for this purpose will be the market value of the bonus shares on the date on which they are received.

B. Selling your Demutualisation Shares on flotation

The receipt of Demutualisation Shares by eligible members on demutualisation should generally not give rise to a charge to German tax.

If all or any of the Demutualisation Shares are sold on flotation, this is not expected to give rise to a liability to pay German tax. This is because the Demutualisation Shares are expected to be treated as having been acquired for the price at which they are sold at flotation and therefore no taxable gain should arise.

Austria

THIS SECTION SHOULD BE READ IN CONJUNCTION WITH THE SECTION ABOVE HEADED 'GENERAL'

The following advice assumes that eligible members resident for tax purposes in Austria will have been Members for more than one year before the date the demutualisation occurs. If you are or are deemed to be a Member for one year or less before the date the demutualisation occurs, you should consult an appropriate independent professional adviser immediately.

Section A is concerned with keeping your Demutualisation Shares and (if you do) buying additional shares. Section B is concerned with the alternative position of selling Demutualisation Shares on flotation.

A. Keeping your Demutualisation Shares and (if you do) buying additional shares

Demutualisation Shares

The receipt of Demutualisation Shares by eligible members on demutualisation should not give rise to a charge to Austrian tax.

Dividends

Shareholders who receive dividends in respect of Standard Life shares will, subject to the availability of any exemption or relief, be liable to pay Austrian tax on any such dividends at a rate of 25% (such tax being either income tax or withholding tax, depending on whether the Standard Life shares are held on a foreign deposit or on an Austrian deposit) unless and except to the extent that the holder instead opts to be taxed at a rate that is half of that holder's regular tax rate, which is a progressive marginal rate of up to 50%.

Selling Standard Life shares after flotation

If all or any of the Standard Life shares are sold or disposed of (other than by way of gift) more than one year after receipt, the sale will not give rise to a liability to pay Austrian tax on any gain arising.
If all or any of the Standard Life shares are sold or disposed of (other than by way of gift) one year or less after receipt this may, depending on the particular circumstances of the relevant shareholder, give rise to a liability to pay Austrian tax on the gain arising at the applicable progressive marginal income tax rate (of up to 50%). The Demutualisation Shares are expected to be treated as having been acquired for the price at which shares are sold in the Institutional Offer.

Shareholders should note that no Austrian tax on capital gains will be payable on the sale of Standard Life shares if the gain on the Standard Life shares, together with any other profits or gains realised by the shareholder in their private capacity and not in connection with any trade or business in the calendar year in which the sale occurs does not exceed the relevant annual allowance (currently €440).

Bonus shares

A shareholder will be subject to Austrian income tax on the value of the bonus shares on receipt of those bonus shares. The value of the bonus shares for this purpose will be the market value of the bonus shares on the date on which they are received.

B. Selling your Demutualisation Shares on flotation

The receipt of Demutualisation Shares by eligible members on demutualisation should not give rise to a charge to Austrian tax.

If all or any of the Demutualisation Shares are sold on flotation, this is not expected to give rise to a liability to pay Austrian tax. This is because the Demutualisation Shares are expected to be treated as having been acquired for the price at which they are sold at flotation and therefore no taxable gain should arise.

Part 3: Terms and Conditions

Definitions for use with the Terms and Conditions

Save where the context requires otherwise, the terms used in the terms and conditions of the Preferential Offer and the terms and conditions of the Initial Share Sale Facility in this Part 3 (but not defined) have the following meanings:

Act – the Standard Life Assurance Company Act 1991;

Admission – admission by the UK Listing Authority of the Ordinary Shares to listing on the Official List in accordance with the Listing Rules and the admission of the Ordinary Shares to trading on the main market for listed securities of the London Stock Exchange in accordance with the Admission and Disclosure Standards produced by the London Stock Exchange;

Admission and Disclosure Standards – the requirements contained in the current edition of the publication "Admission and Disclosure Standards" containing, amongst other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's main market for listed securities;

Application Form – a Preferential Offer Application Form and/or an Employee Application Form;

Articles – the articles of association of the Company;

Business Day – a day (not being a Saturday or Sunday) on which banks are open for business in London and Edinburgh;

Buy Form – a form pursuant to which a Qualifying Person (not being an Eligible Member or an Eligible Member for a Pension Scheme Member Policy) may make an application to buy Ordinary Shares in the Preferential Offer;

Canadian Accredited Investor – a person that is a resident of Canada and is an accredited investor within the meaning provided in National Instrument 45-106-Prospectus and Registration Exemptions ("NI45-106") and is not a person created or being used only to purchase or hold securities as an accredited investor;

Canadian Member – a person who is an Eligible Member whose last recorded address, as recorded in the Records as at the Relevant Time on the SGM Date, is in Canada;

Canadian Offering Memorandum – the document to be sent to Canadian Members and Qualifying Persons resident in Canada, containing the Summary or the Prospectus (as appropriate);

Company – Standard Life plc, a public limited company incorporated in Scotland with registered number SC286832 and whose registered office is at Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH;

Court – the Court of Session in Edinburgh;

Demutualisation Share Allocation – the allocation of Ordinary Shares to Eligible Members in order to determine their demutualisation entitlement pursuant to the Main Scheme, as more particularly described in the Securities Note;

Demutualisation Shares – the Ordinary Shares to be allotted and issued upon the demutualisation of SLAC to Eligible Members (other than Non-Permitted Country Members), or to a nominee on their behalf, in accordance with the Main Scheme;

Directors – shall have the meaning given to it in the Prospectus;

Effective Date – the date on which the Main Scheme shall become effective;

Effective Time – the time on the Effective Date at which the Main Scheme shall become effective;

Eligible Member – each person who is a member of SLAC in accordance with the SLAC Regulations immediately prior to the Effective Time, but excluding SL MACS plc and SL MACS (No. 2) plc;

Employee Application Form – the form pursuant to which a Qualifying Employee is entitled to make an application to purchase Ordinary Shares in the Preferential Offer;

FSA – the UK Financial Services Authority;

FSMA – the Financial Services and Markets Act 2000, as amended;

HMRC – Her Majesty's Revenue & Customs;

Initial Share Sale Facility – the facility through which Voluntary Sales will be effected at the time of Admission to be provided by the Sale Nominee, pursuant to the terms and conditions of the Initial Share Sale Facility which are set out in the Securities Note and in this Part 3;

Institutional Offer – the offer of Ordinary Shares to certain institutional investors and other significant investors at the Offer Price, as more particularly described in the Securities Note;

Ireland – the Republic of Ireland;

Keep/Buy Form – a form pursuant to which an Eligible Member (not being a Non-Permitted Country Member or an Eligible Member for a Pension Scheme Member Policy) may elect to keep their Demutualisation Shares and, if applicable make an application to buy Ordinary Shares in the Preferential Offer;

Listing Rules – the listing rules issued by the FSA in its capacity as UK Listing Authority;

London Stock Exchange – London Stock Exchange plc;

Main Scheme – the scheme pursuant to Part VII of, and Schedule 12 to, FSMA under which substantially all of the long term business of SLAC is to be transferred to Standard Life Assurance Limited;

Memorandum – the memorandum of association of the Company;

Non-Permitted Country Member – an Eligible Member who is an Overseas Person;

Occupational Pension Scheme – any scheme or arrangement (wherever located) relating to an employer to or in respect of employees which is comprised in one or more instruments or agreements under which benefits, in the form of pensions, lump sum or other like benefits, are provided, or to be provided, on retirement, or on death, or in anticipation of retirement, or in connection with past service after retirement or death, or in connection with any change in the nature of the service of each such employee (other than accident or death by accident schemes);

Occupational Pension Scheme Policy – a Policy (including a Pension Scheme Member Policy) held by one or more Occupational Pension Scheme Trustees;

Occupational Pension Scheme Trustee – the person who is alone or with other persons the legal owner of one or more Occupational Pension Scheme Policies by virtue of being the trustee or plan sponsor, as the case may be, of an Occupational Pension Scheme Policy;

Offer Price – the price per Ordinary Share payable under the Institutional Offer and the Retail Offer, which will be determined by the Company in consultation with Merrill Lynch International and UBS Limited;

Offer Price Range – is the price per Ordinary Share stated in the Prospectus, being the indicative price range within which the Offer Price is expected to fall (although the Offer Price may be above or below such indicative price range);

Offers – the offers of Ordinary Shares comprising the Preferential Offer, the Institutional Offer and the Retail Offer;

Official List – the Official List maintained by the UK Listing Authority pursuant to Part IV of FSMA;

Ordinary Shares – ordinary shares of 10 pence each (or, where the context so requires, such other nominal value as they may then have) in the capital of the Company;

Overseas Person – a person whose last recorded address as recorded in the Records as at the Relevant Time on the SGM Date, is not in a Permitted Country;

Pension Scheme Keep/Buy Form – a form pursuant to which an Eligible Member for a Pension Scheme Member Policy (not being a Non-Permitted Country Member) may elect to keep their Demutualisation Shares and, if applicable, make an application to buy Ordinary Shares in the Preferential Offer;

Pension Scheme Member Policy – an Occupational Pension Scheme Policy issued by the UK or Irish business of SLAC in relation to which SLAC holds individual records of underlying members of the scheme in relation to whom investments are made under the policy;

Pension Scheme Sell Form – a form pursuant to which an Eligible Member for a Pension Scheme Member Policy (not being a Non-Permitted Country Member) may elect to sell their Demutualisation Shares through the Initial Share Sale Facility and have the proceeds paid to them in cash;

Permitted Country – any or all of Austria, Canada, the Channel Islands, Germany, Ireland, the Isle of Man and the United Kingdom;

Policy – a contract entered into by SLAC (including orphan TN certificates and subrogated TN certificates, each as defined in the SLAC Regulations in force immediately prior to the Effective Time), the object of which is within any class or classes of insurance business specified in Schedule 1 to the Regulated Activities Order or any other class or description of insurance, pension, indemnity, annuity or guarantee business;

Preferential Offer – the offer of Ordinary Shares to Qualifying Persons and Qualifying Employees pursuant to the terms and conditions of the Preferential Offer, which are set out in the Securities Note and in this Part 3;

Preferential Offer Application Form – (i) a Keep/Buy Form; (ii) a Buy Form; (iii) a Pension Scheme Keep/Buy Form; and/or (iv) a Tailored Keep/Buy Form (as defined in the terms and conditions of the Initial Share Sale Facility) (as applicable);

Preferential Offer Price – the price per Ordinary Share being at a discount of 5% to the Offer Price;

Pricing Statement – the pricing statement containing the Offer Price and the Preferential Offer Price expected to be published by 9 July 2006;

Proposal – the proposal for the demutualisation of SLAC and the flotation of the Company on the London Stock Exchange and all related aspects of the demutualisation and flotation, as described in the Prospectus;

Prospectus – the prospectus issued by the Company in relation to the Offers, comprising the Summary, the Registration Document, and the Securities Note prepared, published and approved by and filed with the FSA in accordance with the Prospectus Rules;

Prospectus Rules – the Prospectus Rules of the FSA made under section 73A of FSMA;

QIBs – Qualified Institutional Buyers as such term is defined in Rule 144A;

Qualifying Employee – an employee of any company within the Standard Life Group in service on 18 April 2006, provided that such employee shall not have given notice of termination of his or her contract of employment, but excluding each director of SLAC and the Company;

Qualifying Person – shall have the meaning given to it in the Prospectus;

Receiving Agent – Computershare Investor Services PLC;

Records – the electronic and/or other records of SLAC;

Registration Document – the Registration Document produced under the Prospectus Rules, which, together with the Securities Note and the Summary, constitutes the Prospectus;

Regulatory Information Service – a Regulatory Information Service that is approved by the FSA and is on the list of Regulatory Information Services maintained by the FSA;

Regulation S – Regulation S as promulgated under the US Securities Act;

Relevant Time – 11:59 p.m. UK time;

Retail Offer – the offer of Ordinary Shares to certain individuals and other investors in the United Kingdom at the Offer Price pursuant to the terms and conditions of the Retail Offer which are set out in the Securities Note;

Rule 144A – Rule 144A under the US Securities Act;

Sale Nominee – Computershare Company Nominees Limited, a company registered in Scotland No. SC167175, or any other nominee company appointed by the Company to which the Sale Shares are to be issued and which is to sell such Sale Shares on behalf of Voluntary Sellers pursuant to the terms and conditions of the Initial Share Sale Facility;

Sale Shares – Demutualisation Shares to be sold on behalf of Voluntary Sellers pursuant to the terms and conditions of the Initial Share Sale Facility;

SDRT – Stamp Duty Reserve Tax;

Securities Note – the Securities Note produced under the Prospectus Rules, which, together with the Registration Document and the Summary, constitutes the Prospectus;

Sell Form – a form pursuant to which an Eligible Member (who is not a Non-Permitted Country Member or an Eligible Member for a Pension Scheme Member Policy) may elect to sell Demutualisation Shares pursuant to the terms and conditions of the Initial Share Sale Facility;

SGM or Special General Meeting – the special general meeting of SLAC held on the SGM Date to consider the Proposal;

SGM Date – 31 May 2006;

Share Account Statement – a statement of a person's holding of Ordinary Shares in the Standard Life Share Account;

Share Guide – each of the explanatory guides relating to receiving Demutualisation Shares and/or the Preferential Offer and/or the Retail Offer containing the terms and conditions of the Preferential Offer, the Retail Offer, the Initial Share Sale Facility and/or the Standard Life Share Account (as appropriate);

Share Nominee – Computershare Company Nominees Limited, a company registered in Scotland No. SC167175, or any other company appointed by the Company to act as a nominee holder of Ordinary Shares in the Standard Life Share Account;

Share Plus Account – a Share Plus Account with SLB, available to Voluntary Sellers resident in the United Kingdom, into which such Voluntary Sellers can have the proceeds due to them from the sale of their Sale Shares paid;

SLAC – The Standard Life Assurance Company, to be renamed The Standard Life Assurance Company 2006 on or around the Effective Date;

SLAC Regulations – the regulations of SLAC made under Section 14 of the Act, in force at the relevant time;

Standard Life Assurance Limited – Standard Life Assurance Limited (registered in Scotland with number SC286833);

Standard Life Bank or SLB – Standard Life Bank Limited (registered in Scotland with number SC173685);

Standard Life Group – if used to refer to a time before the Effective Time, SLAC and each of its subsidiaries and, if used to refer to a time after the Effective Time, the Company and each of its subsidiaries;

Standard Life Share Account – the arrangements for the holding of Ordinary Shares through a nominee, the terms and conditions of which are set out in the Securities Note and in this Part 3;

Summary – the Summary produced under the Prospectus Rules, which, together with the Registration Document and the Securities Note, constitutes the Prospectus;

Trustee – the trustee of the Unclaimed Assets Trust established to deal with the Unclaimed Demutualisation Shares and the Unclaimed Demutualisation Cash;

UK or United Kingdom – the United Kingdom of Great Britain and Northern Ireland;

UK Listing Authority – the FSA, acting in its capacity as the competent authority for listing in the United Kingdom under Part IV of FSMA;

Unclaimed Assets Trust – the trust to be entered into between the Trustee and the Company on or about the Effective Date;

Unclaimed Demutualisation Cash – the cash demutualisation entitlements of Non-Permitted Country Members and the net proceeds of sale of Demutualisation Shares of Canadian Members for whom SLAC is not satisfied that it has a valid address in sufficient time before the Effective Date;

Unclaimed Demutualisation Shares – the Demutualisation Shares of Eligible Members for whom SLAC is not satisfied that it has a valid address in sufficient time before the Effective Date;

US or United States – the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

US Securities Act – the US Securities Act of 1933, as amended;

Voluntary Sales – the sale through the Initial Share Sale Facility of Demutualisation Shares allotted and issued to a nominee on behalf of Eligible Members who have elected to sell their Demutualisation Shares or, in the case of Canadian Members and Eligible Members for Pension Scheme Member Policies, have not elected to retain their relevant Demutualisation Shares; and

Voluntary Sellers – Eligible Members who effect a Voluntary Sale.

Terms and Conditions of the Preferential Offer

INTRODUCTION

1. For the purposes of these terms and conditions only, references to "you" are to the Qualifying Person or Qualifying Employee (as the case may be) applying to buy Ordinary Shares in the Preferential Offer using the relevant Application Form.

2. If you apply for Ordinary Shares in the Preferential Offer you will be agreeing with the Company, Merrill Lynch International, UBS Limited and the Receiving Agent to the terms and conditions set out below.

Offer to purchase Ordinary Shares

3. Qualifying Persons must apply in the Preferential Offer on a Preferential Offer Application Form and Qualifying Employees must apply in the Preferential Offer on an Employee Application Form. Subject to paragraph 14, Qualifying Persons who are also Qualifying Employees may make separate applications in the Preferential Offer on a Preferential Offer Application Form and an Employee Application Form. Where there are references to monetary amounts in these terms and conditions, the applicable currency is that in which you made your application, as specified on your Application Form.

4. By completing and submitting an Application Form, you or, if you sign the Application Form on behalf of somebody else or a corporation, that person or corporation:

   (a) offer to acquire at the Preferential Offer Price the maximum number of Ordinary Shares (rounded down to the nearest whole Ordinary Share) that may be acquired with the amount that you have specified in your Application Form as the amount which you wish to invest (or any smaller amount in respect of which your application to acquire Ordinary Shares in the Preferential Offer is accepted) subject to the provisions of the Prospectus, these terms and conditions, the terms of the relevant Application Form, the Pricing Statement, any supplementary prospectus and the Memorandum and Articles and, if you are resident in Canada, the Canadian Offering Memorandum;

   (b) agree that your application to acquire Ordinary Shares in the Preferential Offer must be for a minimum amount of £1,000, €1,520 or CAN $2,300 (as applicable);

   (c) agree that the maximum allocation you will be entitled to invest in Ordinary Shares under the Preferential Offer (whether made on a Preferential Offer Application Form or on an Employee Application Form or, if applicable, on both) at the Preferential Offer Price is £50,000 (or, where applicable, the equivalent amount in euro or Canadian dollars, as the case may be, calculated at the prevailing exchange rate at the time of Admission);

   (d) subject to sub-paragraph 4 (a), (b) and (c) above and to paragraph 13 below, offer to acquire at the Offer Price the number of Ordinary Shares (rounded down to the nearest whole Ordinary Share) that may be purchased with the amount specified in your Application Form as the amount which you wish to invest which is in excess of the £50,000 investment in Ordinary Shares (or, where applicable, the equivalent amount in euro or Canadian dollars, as the case may be, calculated at the prevailing exchange rate at the time of Admission) and which you are allocated in the Preferential Offer (or any smaller amount of such excess in respect of which your application to acquire Ordinary Shares in the Preferential Offer is accepted), subject to the provisions of the Prospectus, these terms and conditions, the terms of the relevant Application Form, the Pricing Statement, any supplementary prospectus and the Memorandum and Articles and, if you are resident in Canada, the Canadian Offering Memorandum;

   (e) agree that there is no minimum allocation of Ordinary Shares in the Preferential Offer and, in the event your application is scaled back, you may not receive the full value of Ordinary Shares you applied to invest;

   (f) if your application for Ordinary Shares is in euro or Canadian dollars, agree that your application will be treated as equivalent to an application in sterling at a notional exchange rate of £1 to €1.52 or CAN $2.30, as appropriate, for the purposes of determining your application for Ordinary Shares. You will receive a refund in the currency in which you made your application, payable in accordance with paragraph 12, for any difference between the price of the Ordinary Shares you are allocated in sterling and the amount you have paid in euro or Canadian dollars (as the case may be), calculated using the actual exchange rate prevailing at the time of Admission. If your application monies at the actual exchange rate used would not be sufficient to purchase the number of Ordinary Shares which you would have received had that actual exchange rate been same as the notional exchange rate, the number of Ordinary Shares allocated to you will be reduced accordingly. In the event that the amount of your refund is less than the Offer Price of one Ordinary Share, this surplus will be retained by the Company and donated to charity, in accordance with paragraph 13;

   (g) authorise the Receiving Agent to send on behalf of the Company (i) a definitive share certificate for the number of Ordinary Shares for which your application is accepted or a Share Account Statement if your Ordinary Shares are to be held in the Standard Life Share Account (the "Share Account"); and/or (ii) a cheque in the currency in which you made your application for any monies returnable (without interest) or your cheque or banker's draft, in each case, by post to your address and to do all things and, where applicable, to take all actions necessary to procure that your name or the name of Computershare Company Nominees Limited, as the Share Nominee, is placed on the register of members of the Company in respect of the Ordinary Shares for which your application is accepted;

   (h) in consideration of the Company, Merrill Lynch International, UBS Limited and the Receiving Agent agreeing that they will not, prior to the date of Admission (or such later date as the Company, Merrill Lynch International and UBS Limited may agree), sell to any person or assist in the sale to any person of any of the Ordinary Shares comprised in the Offers other than by means of the procedures referred to in the Prospectus, and as a collateral contract between you, the Company, Merrill Lynch International, UBS Limited and the Receiving Agent which will become binding on you on despatch by post or delivery to the Receiving Agent of your Application Form, you:

      (i) agree that, subject to any statutory rights of withdrawal, your application may not be revoked or withdrawn by you until after 31 August 2006 in the event that Admission has not taken place by that date;

      (ii) undertake to pay the Preferential Offer Price for the Ordinary Shares (payable in full on application) in respect of which your application is accepted, subject to a maximum allocation of £50,000 at the Preferential Offer Price (or, where applicable, the equivalent amount in euro or Canadian dollars calculated at the prevailing exchange rate at the time of Admission), and undertake to pay the Offer Price for the Ordinary Shares (payable in full on application) in respect of which your application is in excess of the amount permitted to be invested in Ordinary Shares at the Preferential Offer Price is accepted;

      (iii) warrant that any cheque or banker's draft accompanying your Application Form will be honoured on first presentation and agree that, if such remittance is not so honoured, notwithstanding that you or the Share Nominee may have been entered on the register of members of the Company, neither you nor the Share Nominee (as the case may be) will be entitled to receive a share certificate or a Share Account Statement in respect of the Ordinary Shares applied for or to enjoy or receive any rights, dividend, distribution or other payment in respect of such Ordinary Shares unless and until you make payment in cleared funds for such Ordinary Shares and such payment is accepted by the Receiving Agent (which acceptance shall be in its absolute discretion and on the basis that you indemnify the Company, the Receiving Agent, Merrill Lynch International and UBS Limited against all costs, damages, losses, expenses and liabilities arising out of, or in connection with, the failure of your remittance to be honoured on first presentation);

      (iv) agree that, at any time prior to unconditional acceptance by the Receiving Agent of late payment pursuant to sub-paragraph 4 (h)(iii) above, the Receiving Agent may (on behalf of the Company, Merrill Lynch International and UBS Limited and without prejudice to any other rights) terminate the agreement (if any) to allocate such Ordinary Shares to you without liability to you and may reallocate the Ordinary

Shares to some other person, in which case you will not be entitled to any refund or payment in respect of such Ordinary Shares (other than the refund to you of any proceeds or remittance accompanying, or money paid pursuant to a bank transfer order or through internet banking in relation to, your Application Form at your own risk, without interest) and, in the event of termination, any Ordinary Shares which have been issued to you will be sold as soon as is reasonably practicable (and for which purpose you hereby irrevocably authorise the Company, or any person appointed by it for this purpose, to execute on your behalf any instrument of transfer which may be necessary to effect such sale) and consent to the proceeds of such sale being paid to and retained by the Company and you will pay the Receiving Agent (on behalf of itself, the Company, Merrill Lynch International and UBS Limited), on demand, such amount as may be necessary to compensate the Receiving Agent, the Company, Merrill Lynch International and UBS Limited for any losses, costs and expenses incurred or expected to be incurred as a result of the remittance not being honoured on first presentation or as a result of termination of the agreement. Any decision by the Receiving Agent to accept payment shall be without prejudice to the decision of the Company to accept the whole or any part of your application as described in paragraph 9 below;

(v) agree that any share certificate or Share Account Statement to which you may become entitled and monies returnable to you may be retained pending clearance of your remittance or pending investigation of any suspected breach of any of the warranties contained in sub-paragraphs 19(a), 19(b), 19(h), 19(k), 19(l), 19(n), 19(o) 19(p) 19(q) and 19(r) below and that any interest accruing on such retained monies shall accrue to and for the benefit of the Company;

(vi) agree, on request by the Receiving Agent, the Company, Merrill Lynch International or UBS Limited, to disclose promptly in writing to Merrill Lynch International, UBS Limited, the Company or the Receiving Agent such information as they may request in connection with your application and authorise the Receiving Agent, the Company, Merrill Lynch International and UBS Limited to disclose any information relating to your application which it may consider appropriate;

(vii) agree that any share certificate or Share Account Statement in respect of any Ordinary Shares to which you or the Share Nominee may become entitled and monies returnable to you may be retained pending clearance of your remittance, investigation of any suspected breach of these terms and conditions and any verification of identity which is, or which the Receiving Agent, the Company, Merrill Lynch International or UBS Limited considers may be, required for the purposes of any applicable money laundering laws or regulations (including, without limitation, the Money Laundering Regulations 2003) and that any interest accruing on such retained monies shall accrue to and for the benefit of the Company;

(viii) agree that, if evidence of identity satisfactory to the Receiving Agent, the Company, Merrill Lynch International and UBS Limited is not provided to the Receiving Agent, the Company, Merrill Lynch International, UBS Limited or the Receiving Agent on or before 10 a.m. (local time) on 5 July 2006 (or such later date and time as the Company, Merrill Lynch International and UBS Limited may agree), the Company, the Receiving Agent, Merrill Lynch International or UBS Limited may terminate your contract of allocation and, in such case, your application monies, less any amount retained by the Company (or its agents) as compensation for breach of contract, will be returned to the bank or other account on which the cheque or other remittance accompanying the application was drawn and you agree that, in such event, you will have no claim against Merrill Lynch International, UBS Limited, the Receiving Agent, the Company or any of their respective officers, agents or employees in respect of the balance of your application monies, if any, retained by the Company (or its agents) or otherwise in connection therewith;

(ix) agree that your Application Form is addressed to the Company, the Receiving Agent, Merrill Lynch International and UBS Limited;

(x) agree that you are not applying on behalf of a person engaged in, or whom you know or have reason to believe is engaged in, money laundering;

(xi) undertake to ensure that, in the case of an application signed by someone else on your behalf, the original of the relevant power of attorney or other appropriate authority (or a complete copy certified by a solicitor or notary) is enclosed with your Application Form;

(xii) agree that any future communications sent by the Company to you in your capacity as a shareholder of the Company will be in the English language;

(xiii) agree that the Company, Merrill Lynch International and UBS Limited reserve jointly the right to alter any arrangements in connection with the Preferential Offer (including the timetable and terms of application); and

(xiv) agree that the contract arising from acceptance of all or part of your application under the Preferential Offer will be, or will be deemed to be, entered into by you and the Company on these terms and conditions (subject to sub-paragraph 4(xiii) above) and that any changes, additions or alterations made to any Application Form will have no effect.

5. If your Application Form is not completed correctly, or is amended, or is received at the return address specified on your Application Form after 10 a.m. (local time) on 5 July 2006, or if the accompanying cheque or banker's draft or bank transfer or internet payment (as the case may be) is for the wrong amount, or if your Application Form is not accompanied by a power of attorney or other authority (or a copy certified by a solicitor or notary) where required, it may be rejected. In these circumstances, the Company's decision as to whether to reject or treat your application as valid shall be final and binding on you. Neither the Company, Merrill Lynch International, UBS Limited, the Receiving Agent nor any of their respective officers, agents or employees will accept any liability for any such decision and no claim will be made against any such persons in respect of your non-receipt of Ordinary Shares, or for any loss resulting from such non-receipt.

6. Any application may be rejected in whole or in part by the Company in its absolute discretion.

7. The Company and its agents reserve the right to treat as valid any application not complying fully with these terms and conditions or not in all respects completed or sent in accordance with the instructions on the Application Form or set out in the accompanying Share Guide. The Company and its agents reserve the right to waive in whole or in part any of the provisions of these terms and conditions, either generally or in respect of one or more applications. In these circumstances, the decision of the Company as to whether to treat the application as valid and how to construe, amend or complete it shall be final. You will not, however, be treated as having offered to invest a higher amount than is indicated in the Application Form.

Acceptance of your offer

8. The Company, may accept your application (if your application is received, validated (or treated as valid), processed and not rejected) either:

    (a) by notifying, publishing or announcing the final Offer Price, Preferential Offer Price, size of the Offers and the basis of allocation of the Ordinary Shares (in which case the acceptance will be on that basis); or

    (b) by notifying acceptance to the Receiving Agent.

9. The acceptance may (at the absolute discretion of the Company, in consultation with Merrill Lynch International and UBS Limited) be of the whole or any part of your application and the amount you have offered to invest may be scaled down. The Company will endeavour to satisfy valid applications in full but this is subject to the overall level of demand for Ordinary Shares. The basis of allocation for applications will be determined by the Company, in consultation with Merrill Lynch International and UBS Limited. The Company, in consultation with Merrill Lynch International and UBS Limited, reserves the right to scale down such applications as it, in its absolute discretion, considers appropriate. In the event that applications in the Preferential Offer are scaled back, the allocation policy may favour smaller applications.

Condition

10. The contract arising from acceptance of applications (in whole or in part) in the Preferential Offer will be entered into by you (if you are a successful applicant) and the Company. Under this contract, you will

be required to acquire the Ordinary Shares at the Preferential Offer Price (subject to a maximum potential purchase at the Preferential Offer Price of £50,000, (or, where applicable, the equivalent amount in euro or Canadian dollars, calculated at the prevailing exchange rate at the time of Admission)) and, if applicable, at the Offer Price. This contract will be conditional upon the Underwriting and Sponsors' Agreement referred to in the Securities Note becoming wholly unconditional and not having been terminated before Admission.

11. Subject to applicable law, you will not be entitled to exercise any remedy of rescission for innocent misrepresentation (including pre-contractual representations) at any time after acceptance. This does not affect any other rights you may have, including, for the avoidance of doubt, any statutory withdrawal rights.

Return of application monies

12. If any application is invalid or not accepted or if any contract created by acceptance does not become unconditional or if any application is accepted for an amount lower than that offered, subject as hereinafter provided, the application monies or the balance of the amount paid on application (as the case may be) will be returned, without interest, by cheque in the currency in which it was paid. Any such refund cheques will be posted to you by no later than 17 July 2006. Prior to that time, application monies will be retained by the Receiving Agent in an account designated for these purposes and any interest accrued on the application monies will be retained by, and for the benefit of, the Company. The cheque and/or banker's draft accompanying your application may be presented on receipt and before acceptance of your application, or application monies may be transferred pursuant to a bank transfer order or through internet banking (as the case may be, in accordance with the instructions on the relevant Application Form) before acceptance of your application, but this will not constitute acceptance of your application, either in whole or in part. The proceeds of this presentation or transfer will be held pending acceptance and, if your application is accepted and the condition in paragraph 10 above is satisfied, will be applied in discharging the total amount due for the Ordinary Shares you have been allocated. Share certificates, Share Account Statements and surplus application monies (if any) may be retained pending clearance of your cheque and/or banker's draft (where applicable). The right is also reserved to reject any application in respect of which your cheque or banker's draft, as the case may be, has not been cleared on first presentation and, in any event, by 12 noon on 17 July 2006. The Company may require you to pay interest or other resulting costs (or both) if the cheque or banker's draft accompanying your application is not honoured on first presentation.

13. Amounts of less than the Offer Price of one Ordinary Share will be retained by the Company and donated to charity. Sums refunded will in all cases be paid in the currency of application. Where your application for Ordinary Shares was made in euro or Canadian dollars and the exchange rate at the time of Admission is such that the amount of your application in sterling is greater than the price of the Ordinary Shares you have been allocated, you will receive a refund cheque in the currency of your application for the surplus application monies in accordance with paragraph 12 above. If, after the allocation, an amount of less than the Preferential Offer Price of one Ordinary Share remains and you have also been allocated Ordinary Shares at the Offer Price and an amount of less than the Offer Price of one Ordinary Share remains, these two sums may be added together and, if sufficient, you will acquire an additional Ordinary Share at the Offer Price.

Applications

14. The number of Ordinary Shares to be allocated in the Preferential Offer will be at the absolute discretion of the Company, in consultation with Merrill Lynch International and UBS Limited. The Company has absolute discretion to decide in any individual case whether the conditions of eligibility for Qualifying Persons and/or Qualifying Employees (as the case may be) have been satisfied. To participate in the Preferential Offer, Qualifying Persons must apply on a Preferential Offer Application Form and Qualifying Employees must apply on an Employee Application Form. Qualifying Persons who are also Qualifying Employees may make separate applications in the Preferential Offer on a Preferential Offer Application Form and on an Employee Application Form, subject to an aggregate maximum purchase of £50,000 at the Preferential Offer Price (or, where applicable, the equivalent amount in euro or Canadian dollars calculated at the prevailing exchange rate at the time of Admission). Qualifying Persons and Qualifying Employees may not apply jointly with others in the Preferential Offer.

15. Eligible Members who sell all their Demutualisation Shares on Admission through the Initial Share Sale Facility will not be eligible to apply for Ordinary Shares in the Preferential Offer.

No multiple applications

16. Only one application may be made for the benefit of any person in the Preferential Offer, except that a Qualifying Person who is also a Qualifying Employee may make separate applications in the Preferential Offer in each capacity subject to an aggregate maximum purchase of £50,000 at the Preferential Offer Price (or, where applicable, the equivalent amount in euro or Canadian dollars calculated at the prevailing exchange rate at the time of Admission).

17. An application may not be made using funds provided by another person under an arrangement whereby any Ordinary Shares allocated to the applicant or all or substantially all of the value of such Ordinary Shares are to be transferred to that person. Any application which breaches either of these rules is a "multiple application". Multiple applications and suspected multiple applications are liable to be rejected and you may also incur legal liability.

18. The information supplied in, or in connection with, your application may also be disclosed to regulatory bodies and members of the police forces for compiling lists of, and otherwise taking action in respect of, suspected multiple or fraudulent applications. In particular, criminal proceedings may be instituted against anyone knowingly making or authorising an application which falsely claims Qualifying Person or Qualifying Employee status.

Warranties

19. By completing and submitting an Application Form, you:

(a) warrant that, if the laws of any territory outside a Permitted Country are relevant to your application, in connection with your application, you have complied with all such laws, obtained all governmental and other consents which may be required, complied with all requisite formalities and paid any issue, transfer or other taxes due in connection with your application in any territory, (other than any UK stamp duty or SDRT), and that you have not taken any action or omitted to take any action which will or may result in the Company, the Receiving Agent, Merrill Lynch International or UBS Limited or any of their respective officers, agents or employees acting in breach of the regulatory or legal requirements of any territory outside the United Kingdom in connection with the Offers or your application;

(b) warrant that, if you sign an Application Form on behalf of somebody else or a corporation, you have the authority to do so and that such other person will be bound accordingly and will be deemed also to have given the confirmations, warranties and undertakings contained in these terms and conditions and undertake to enclose your power of attorney or other appropriate authority (or a complete copy thereof duly certified by a solicitor or notary);

(c) confirm that, in making an application, neither you nor any person on whose behalf you are applying are relying on any information or representation in relation to the Company, any other member of the Standard Life Group or the Offers, or any of them, other than is contained in the Prospectus, the Pricing Statement, any supplementary prospectus and, if you are resident in Canada, the Canadian Offering Memorandum;

(d) in relation to sub-paragraph 19(c) above, agree, subject to applicable law, that none of the Company, Merrill Lynch International, UBS Limited, the Receiving Agent, the Sale Nominee, any Voluntary Seller, the Directors or any person acting on behalf of them or any person responsible solely or jointly for the Prospectus, the Pricing Statement, any supplementary prospectus or, if you are resident in Canada, the Canadian Offering Memorandum or any part of any of them, shall have any liability for any such information or representation (excluding for fraudulent mis-representation);

(e) agree that you have read the Summary or, if you are resident in Canada, the Canadian Offering Memorandum containing the Summary, and the Share Guide and you agree to be bound by these terms and conditions and the terms of your Application Form;

(f) acknowledge that the Summary is a summary of the Prospectus and that any investment decision you take in relation to the Ordinary Shares should be based on consideration of the Prospectus;

(g) agree that, having had the opportunity to obtain and read the Prospectus, the Pricing Statement, any supplementary prospectus

and, if you are resident in Canada, the Canadian Offering Memorandum, you will be deemed to have noted all information and representations concerning the Company or any other member of the Standard Life Group contained in the Prospectus, the Pricing Statement, any supplementary prospectus and, if you are resident in Canada, the Canadian Offering Memorandum;

(h) warrant that, if you are resident in Canada and you are applying to invest in excess of £50,000 in Ordinary Shares (such amount in Canadian dollars to be calculated at the prevailing exchange rate at the time of Admission), you are a Canadian Accredited Investor for the purposes of Canadian securities laws;

(i) agree that no person is authorised in connection with the Offers to give any information or make any representation other than as contained in the Prospectus, the Pricing Statement, any supplementary prospectus and, if you are resident in Canada, the Canadian Offering Memorandum and, if given or made, any information or representation must not be relied upon as having been authorised by Merrill Lynch International, UBS Limited, the Company or any other person;

(j) agree to the fullest extent permitted by applicable law that you waive any right you may have under any law or regulation, other than English law or regulation, to bring an action or claim in any jurisdiction, other than in England, against the Sale Nominee and/or any Voluntary Seller in relation to any and all information, representations, statements or omissions contained in the Prospectus, Pricing Supplement and/or any supplementary prospectus, or if you are resident in Canada, the Canadian Offering Memorandum, in relation to your application in this Preferential Offer;

(k) confirm that you have reviewed the restrictions contained in paragraphs 23 and 24 below and warrant, to the extent relevant, that you (and any person on whose behalf you apply) comply or have complied with the provisions of paragraphs 23 and 24 below;

(l) warrant that, if you are under 18 (or in the case of residents of Scotland, under 16) on the date of your application, your parent or guardian has signed your Application Form on your behalf and will be the registered holder of your Ordinary Shares;

(m) agree that all documents in connection with the Offers and any returned monies may be sent by post to you at your address set out in your Application Form and that subject to paragraph 32, any such documents and return monies will be sent at your own risk;

(n) in the case of an application made on a Preferential Offer Application Form, warrant that (i) you are (or, if you are signing on behalf of another person, that other person is) a Qualifying Person and that, subject as hereinafter provided, the Preferential Offer Application Form is completed and delivered solely for and on behalf of the applicant and not directly or indirectly, in whole or in part, for or on behalf of any other person (provided that, a Qualifying Person who is a Qualifying Person acting in the capacity of an Occupational Pension Scheme Trustee may make an application for the benefit of the beneficiaries of that trust); and (ii) except in certain limited circumstances pursuant to the Main Scheme, only one application has been made by you or on your behalf on a Preferential Offer Application Form;

(o) in the case of an application made on an Employee Application Form, warrant that (i) you are (or, if you are signing on behalf of another person, that other person is) a Qualifying Employee and that the Employee Application Form is completed and delivered solely for and on behalf of the applicant and not directly or indirectly, in whole or in part, for or on behalf of any other person; and (ii) only one application has been made by you or on behalf of a Qualifying Employee on an Employee Application Form;

(p) warrant that you are not applying as, or as nominee or agent of, a person who is or may be a person mentioned in any of Sections 67, 70, 93 or 96 of the Finance Act 1986 (concerning depositary receipts and clearance services);

(q) warrant that you are not (and are not acting on behalf of) a person resident in the United States, Australia or Japan and you are not applying, nor are you applying on behalf of a party, with a view to the re-offer, re-sale or delivery of the Ordinary Shares directly or indirectly in or into the United States, Australia or Japan or to a person resident in the United States, Australia or Japan or to any person who you believe is purchasing or subscribing for the Ordinary Shares for the purpose of such re-sale, re-offer or delivery;

(r) warrant and undertake that you are not applying on behalf of a person engaged in, or whom you know or have reason to believe is engaged in, money laundering; and

(s) agree that any material downloaded from the Standard Life website, www.standardlife.com, in relation to the Preferential Offer is done at your own risk and that you will be solely responsible for any damage or loss of data that results from the download of any material.

Money laundering

20. You agree that in order to ensure compliance with any applicable money laundering laws or regulations (including the Money Laundering Regulations 2003) the Receiving Agent may, at its absolute discretion, require verification of identity from any person lodging an Application Form who either (i) tenders payment by way of banker's draft or cheque drawn on, or by way of telegraphic transfer or similar electronic means from, an account in the name of another person or persons or (ii) appears to that Receiving Agent to be acting on behalf of some other person. In the former case, verification of identity of the applicant may be required. In the latter case, verification of identity of any persons on whose behalf the applicant appears to be acting may be required. Failure to provide the necessary evidence of identity may result in application(s) being rejected or delays in the despatch of documents.

21. Without prejudice to the generality of paragraph 20 above, verification of the identity of applicants may be required if the value of the Ordinary Shares applied for under the Preferential Offer, whether in one or more applications (if permissible), exceeds £9,000 or €15,000 (as applicable). If, in such circumstances, you do not use your own personal cheque and you use a bank or building society cheque or banker's draft (and unless you are resident in Canada) you should ensure that the institution issuing the cheque or banker's draft enters the name, address and account number of the person whose account is being debited on the reverse of the cheque or banker's draft and add its stamp. If, in such circumstances, you use a cheque drawn on an account in the name of a third party, you should write the name and address of the person named in the Application Form on the back of the cheque and record the date of birth of that person. However you make your payment, in such circumstances, you may also be requested to provide further identification, for example, a copy of your passport or driving licence certified by a solicitor or notary or a recent original bank or building society statement or utility bill in your name and showing your current address (which originals will be returned by post at the applicant's risk).

22. You agree that in any of the circumstances set out in paragraphs 20 and 21 above the Receiving Agent may carry out searches of electronic databases in order to verify your personal details.

Overseas investors

23. No person receiving a copy of the Prospectus and/or an Application Form in any territory may treat the same as constituting an invitation or offer to him nor should he in any event use such Application Form unless, in the relevant territory, such an invitation or offer could lawfully be made to him or such Application Form could lawfully be used by him without contravention of any registration or other requirements. No documents relating to the Offers have been submitted to the clearance procedures of any authorities, other than those of the UK, Austria, Germany, Ireland and Jersey. Any application made by or on behalf of a person outside of a Permitted Country will be liable to be rejected.

24. (a) The Ordinary Shares have not been and will not be registered under the US Securities Act or qualified for sale under the laws of any state of the United States. The Ordinary Shares may not be offered, sold or delivered in the United States, except to QIBs in transactions exempt from the registration requirements of the US Securities Act or to certain persons in transactions outside the United States pursuant to Regulation S. You are notified that the sellers of the Ordinary Shares may be relying on the exemption from the provisions of Section 5 of the US Securities Act provided by Rule 144A.

(b) The Ordinary Shares have not been and will not be qualified for distribution or registered under the securities laws of Australia or Japan. Save with the prior consent of the Company, Merrill Lynch International or UBS Limited the Ordinary Shares may not be

offered, sold, transferred or delivered, directly or indirectly, in Australia or Japan or in any of their states, provinces, territories or possessions or areas subject to their jurisdiction (together "Prohibited Territories") or as a result of a purchase order known to originate in any Prohibited Territory, or to a citizen of, or a person resident in, any Prohibited Territory or to a corporation, partnership or other entity created or organised in or under the laws of any Prohibited Territory or to an estate or trust which is subject to the taxation of any Prohibited Territory regardless of the source of its income. Accordingly, save with the prior consent of the Company, Merrill Lynch International or UBS Limited, copies of the Prospectus, the Application Forms, the Share Guide, the Pricing Statement, any supplementary prospectus and any related documents are not being, and must not be, mailed or otherwise distributed or sent in or into the Prohibited Territories. Persons receiving such documents must not distribute, mail or send them in, into or from the Prohibited Territories or use the mails or any means, instrumentality or facility of the Prohibited Territories, directly or indirectly, in connection with the Preferential Offer and so doing may invalidate any related purported acceptance of the Preferential Offer. Persons applying for Ordinary Shares shall be deemed to represent and warrant that they are not resident in or a citizen of any Prohibited Territory and will not, as principal or agent, offer, sell, transfer or deliver, directly or indirectly, as part of the distribution of the Ordinary Shares, any Ordinary Shares being purchased to any person in any Prohibited Territory or as a result of a purchase order known to originate in any Prohibited Territory.

Miscellaneous

26. To the fullest extent permitted by law, any liability for representations, warranties and conditions, express or implied and whether statutory or otherwise, (including, without limitation, pre-contractual representations but excluding any fraudulent misrepresentations) are expressly excluded in relation to the Ordinary Shares and the Offers, by the Company, the Sale Nominee, each Voluntary Seller, Merrill Lynch International, UBS Limited and the Receiving Agent.

27. Save where otherwise stated or where the context requires otherwise, terms used in these terms and conditions are as defined in the Prospectus (as supplemented by any supplementary prospectus issued by the Company in relation to the Offers).

28. The rights and remedies of the Company, the Receiving Agent, Merrill Lynch International and UBS Limited under these terms and conditions are in addition to any rights and remedies which would otherwise be available to any of them and the exercise or partial exercise of any one will not prevent the exercise of others or full exercise.

29. The Company (with the consent of Merrill Lynch International and UBS Limited) reserves the right to delay the closing time of the Preferential Offer from 10 a.m. (local time) on 5 July, 2006 by giving notice through a Regulatory Information Service. In this event, the revised closing time will be published in such manner as the Company, in its absolute discretion determines subject, and having regard to the requirements of the UK Listing Authority.

30. The Company may terminate the Offers without any obligation to you whatsoever at any time prior to Admission. If such right is exercised, the Offers will lapse and any monies received in respect of your application will be returned to you without interest.

31. In the event that a supplementary prospectus is published by the Company, you will have a period of at least two clear Business Days within which you may withdraw your application to buy Ordinary Shares in the Preferential Offer in the manner specified in the supplementary prospectus. If a supplementary prospectus is published, it will be made available, along with information as to how you can withdraw your application, in the same manner in which the Prospectus is being made available, including in the following places:

   (a) on the Standard Life website, www.standardlife.com;

   (b) at the registered office of the Company (Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH); and

   (c) at the offices of the Receiving Agent (2nd Floor, Vinters Place, 68 Upper Thames Street, London EC1 2DH).

   If you do not notify the Company of your intention to withdraw in the required manner within the stipulated period (as set out in any supplementary prospectus) your application to buy Ordinary Shares in the Preferential Offer will remain valid and binding upon you.

32. If you do not receive your share certificate, Share Account Statement or cheque for any monies returnable on or before Monday 31 July 2006, you should contact the Company before 11 August 2006. You will be required to provide the Receiving Agent and/or the Company with written confirmation and other documents (unless your request is for a replacement Share Account Statement, in which case, no such confirmation or documents will be required). Once the Company is satisfied as to such a request, it will arrange for you to be sent a replacement share certificate, Share Account Statement or cheque (as the case may be), free of charge. If you notify the Company on or after 11 August 2006 that you have not received your share certificate, Share Account Statement or cheque (as the case may be), in addition to any requirements mentioned above, you will be required to pay a charge for the issue of a replacement.

33. You agree that all applications, acceptances of applications and contracts resulting from them under the Preferential Offer shall be exclusively governed by and construed in accordance with English law and that you irrevocably submit to the exclusive jurisdiction of the English courts and agree that nothing shall limit the right of Merrill Lynch International, UBS Limited, the Receiving Agent or the Company to bring any action, suit or proceedings arising out of or in connection with any such application, acceptances or contracts in any other manner permitted by law or in any court of competent jurisdiction.

34. You authorise Merrill Lynch International and/or UBS Limited and their agents, on your behalf, to make any appropriate returns to HMRC in relation to stamp duty or SDRT (if any) on any contract arising on acceptance of your application and in relation to stamp duty or SDRT (if any) payable on any transfer of Ordinary Shares as a result of such contract.

35. You agree and acknowledge that Merrill Lynch International and UBS Limited do not act for you and will not treat you as their customer by virtue of an application being accepted under the Preferential Offer. Merrill Lynch International and UBS Limited will not be responsible for providing to you the protections afforded to their customers and you agree that Merrill Lynch International and UBS Limited do not owe you any duties or responsibilities concerning the price of the Ordinary Shares or concerning the suitability of the Ordinary Shares for you as an investment or (save as expressly set out in these terms and conditions) otherwise in connection with the Offers.

36. You authorise the Company or the Receiving Agent and/or their agents to do all things necessary to effect registration into your name (or the name of the Share Nominee) (as applicable) of any Ordinary Shares acquired by you and authorise any representative of the Company or the Receiving Agent to execute and/or complete any document of title required therefor.

37. Only persons applying for Ordinary Shares under the Offers may rely on the information and representations contained in the Prospectus, the Pricing Statement, and/or any supplementary prospectus and, in the case of persons resident in Canada, the Canadian Offering Memorandum, and, to the fullest extent permitted by law, any liability for the Prospectus, the Pricing Statement, any supplementary prospectus and/or, the Canadian Offering Memorandum, to any other person is hereby excluded by the Company, the Sale Nominee, each Voluntary Seller, Merrill Lynch International and UBS Limited and any person responsible solely or jointly for the Prospectus, the Pricing Statement, any supplementary prospectus and/or the Canadian Offering Memorandum or any part of any such document.

38. References to "local time" in these terms and conditions are to the time in the jurisdiction of the return address specified on your Application Form or Employee Application Form (as the case may be).

39. The dates and times referred to in these terms and conditions are based on the expectation that Admission will occur on 10 July 2006 and may be altered by the Company in its absolute discretion (in consultation with Merrill Lynch International and UBS Limited) where the Company considers it necessary to do so.

Terms and Conditions of the Initial Share Sale Facility

1. Introduction

1.1 The following are the terms and conditions upon which Computershare Investor Services PLC ("**Computershare**") will procure the provision of an Initial Share Sale Facility service by the Sale Nominee to Eligible Members for the sale of their Demutualisation Shares at the Offer Price as provided for in the Main Scheme.

1.2 Computershare is registered in England & Wales No: 3498808 with registered offices at The Pavilions, Bridgwater Road, Bristol BS13 8AE. Computershare is authorised and regulated by the FSA and is registered on the FSA register (www.fsa.gov.uk/register) with registration number 188534.

1.3 Except where the context requires otherwise, in these terms and conditions:

(a) references to Computershare also refer to the Sale Nominee; and

(b) any provision that says Computershare will do something also means that it will procure the Sale Nominee to do so.

1.4 In these terms and conditions, references to:

(a) "Designated Persons" are to persons who are selling, or involved in the sale of, Demutualisation Shares through the Initial Share Sale Facility and include:

(i) Merrill Lynch International and UBS Limited;

(ii) any member of the syndicate appointed by the Company; and

(iii) any of their respective directors, employees or agents; and

(b) "local time" is to the time in the jurisdiction of the return address specified on your Sell Form, Pension Scheme Sell Form, Tailored Sell Form (as defined below), Keep/Buy Form, Pension Scheme Keep/Buy Form or Tailored Keep/Buy Form (as defined below) (as the case may be).

2. Eligibility to use the Initial Share Sale Facility

The Initial Share Sale Facility is only available to you if:

(a) you were allocated Demutualisation Shares in connection with the Demutualisation Share Allocation;

(b) you are not a Non-Permitted Country Member; and

(c) you fall into one of the following categories:

(i) you are not any of a Canadian Member, an Eligible Member for a Pension Scheme Member Policy or an Eligible Member who falls within paragraph 2(c)(v), and you have given instructions using your Sell Form to sell all of your Demutualisation Shares; or

(ii) you are a Canadian Member who does not fall within paragraph 2(c)(v), and you have not given instructions to keep all of your Demutualisation Shares using your Keep/Buy Form; or

(iii) you are an Eligible Member for one or more Pension Scheme Member Policies and you have given instructions using your Pension Scheme Sell Form to sell all of your Demutualisation Shares determined by reference to these policies and to receive the net cash proceeds of sale; or

(iv) you are an Eligible Member for one or more Pension Scheme Member Policies and you have not given instructions to keep all of your Demutualisation Shares by using your Pension Scheme Keep/Buy Form; or

(v) you are an Eligible Member for at least one Occupational Pension Scheme Policy and at one or more other policies (whether or not such policies are Occupational Pension Scheme Policies) and:

(A) you have given instructions using a Pension Scheme Sell Form which has been amended to enable you to exercise your options as such an Eligible Member pursuant to the Main Scheme to elect to sell Demutualisation Shares (a "Tailored Sell Form") in accordance with paragraphs 3.14 to 3.19 (inclusive); and/or

(B) to the extent you are either:

(1) an Eligible Member for one or more Pension Scheme Member Policies (whether or not you are a Canadian Member), you have not given instructions using a Pension Scheme Keep/Buy Form which has been amended to enable you to exercise your options as such an Eligible Member pursuant to the Main Scheme to keep Demutualisation Shares and (if applicable) to make an application to buy Ordinary Shares in the Preferential Offer (a "Tailored Keep/Buy Form") to keep such of those Demutualisation Shares as are determined by reference to such one or more policies in accordance with paragraphs 3.14 to 3.19 (inclusive); or

(2) a Canadian Member (acting otherwise than as an Eligible Member for one or more Pension Scheme Member Policies) and you have not given instructions to keep all of your Demutualisation Shares by using a Tailored Keep/Buy form in accordance with paragraphs 3.14 to 3.19 (inclusive).

3. Instructions

3.1 Any instruction to have your Demutualisation Shares sold through the Initial Share Sale Facility must be made on the Sell Form, Pension Scheme Sell Form or Tailored Sell Form (as applicable) and returned by post. Alternative methods of instruction, including without limitation, faxes, e-mail, photocopied forms, telephone or through the internet will not be accepted under any circumstances save at the sole and absolute discretion of the Company.

Eligible Members other than Canadian Members, Eligible Members for Pension Scheme Member Policies, an Eligible Member for a Pension Scheme Member Policy or an Eligible Member who falls within paragraph 2(c)(v)

3.2 If you are an Eligible Member (other than a Canadian Member, an Eligible Member for one or more Pension Scheme Member Policies, an Eligible Member for a Pension Scheme Member Policy or an Eligible Member who falls within paragraph 2(c)(v)) and you wish to apply to have your Demutualisation Shares sold through the Initial Share Sale Facility, you must return your Sell Form correctly completed to Computershare in the reply-paid envelope provided, so that it is received at the return address specified on your Sell Form not later than 10 a.m. (local time) on 5 July 2006.

3.3 Upon completing and submitting a valid Sell Form, subject to paragraph 3.4 below, you irrevocably agree with the Company, the Sale Nominee and the Designated Persons that you offer to sell all your Demutualisation Shares subject to these terms and conditions (including but not restricted to paragraphs 16.6 and 16.7), the terms of your Sell Form, the Prospectus and the Main Scheme.

3.4 If you wish to sell your Demutualisation Shares through the Initial Share Sale Facility, you should only submit a Sell Form. If you submit both a Sell Form and a Keep/Buy Form and your Keep/Buy Form is correctly completed, received by Computershare within the deadline set out in paragraph 3.2 and is accepted as valid, the instructions on the Keep/Buy Form will prevail even if it is not your most recent instruction. In such circumstances, the Company will automatically treat your Sell Form as invalid and your Demutualisation Shares will not be sold on your behalf through the Initial Share Sale Facility. You will be sent by post a share certificate or Share Account Statement (as applicable) in respect of your Demutualisation Shares in accordance with your instructions on the Keep/Buy Form.

3.5 If you have submitted a valid Sell Form in accordance with paragraph 3.3 (subject to paragraph 3.4), upon the issue of your Demutualisation Shares by the Company to the Sale Nominee, these terms and conditions will take effect and will constitute an irrevocable binding agreement between Computershare and you.

Canadian Members

3.6 If you are a Canadian Member and SLAC's records show that you have confirmed your details, you do not need to submit a Sell Form if you wish to sell your Demutualisation Shares.

3.7 If paragraph 3.6 applies, then pursuant to the Main Scheme, your Demutualisation Shares will be sold on your behalf through the Initial Share Sale Facility unless you specifically elect to keep your Demutualisation Shares by returning your Keep/Buy Form correctly completed to Computershare in the reply-paid envelope provided so that it is received not later than 10 a.m. (local time) on 5 July 2006.

3.8 If you are a Canadian Member and SLAC's records show that you have not confirmed your details by 10 a.m. (local time) on 5 July 2006 or such later date and time as the Company or its agents agree with Computershare, then your Demutualisation Shares will, in any event, be issued to the Sale Nominee and sold on your behalf through the Initial Share Sale Facility.

3.9 If you fall within paragraphs 3.6 or 3.8, upon the issue of your Demutualisation Shares by the Company to the Sale Nominee, these terms and conditions (including but not restricted to paragraphs 16.6 and 16.7) will take effect and will constitute an irrevocable binding agreement between Computershare and you.

Eligible Members for Pension Scheme Member Policies

3.10 If you are an Eligible Member for one or more Pension Scheme Member Policies you do not need to submit a Pension Scheme Sell Form if you wish to sell those of your Demutualisation Shares that have been determined by reference to these policies. Pursuant to the Main Scheme, your Demutualisation Shares will be sold on your behalf through the Initial Share Sale Facility and the cash proceeds will then be used towards applying policy enhancements or as otherwise provided in the Main Scheme.

3.11 Subject to paragraphs 3.14 to 3.19 (inclusive), if you are an Eligible Member for one or more Pension Scheme Member Policies you will need to submit a Pension Scheme Sell Form if you wish to sell all those of your Demutualisation Shares that have been determined by reference to these Pension Scheme Member Policies and be sent the net cash proceeds of their sale. In order to do this, you must return your Pension Scheme Sell Form electing to sell your Demutualisation Shares correctly completed to Computershare in the reply-paid envelope provided so that it is received at the return address specified on your Pension Scheme Sell Form from not later than 10 a.m. (local time) on 5 July 2006. Upon completing and submitting a valid Pension Scheme Sell Form, subject to paragraph 3.12 below, you irrevocably agree with the Company, the Sale Nominee and the Designated Persons that you offer to sell all your Demutualisation Shares, subject to these terms and conditions (including but not restricted to paragraphs 16.6 and 16.7), the terms and conditions of your Pension Scheme Sell Form, the Prospectus and the Main Scheme.

3.12 If you submit both a Pension Scheme Sell Form and a Pension Scheme Keep/Buy Form correctly completed and received by Computershare within the deadline set out in paragraph 3.11 above, the instructions on the Pension Scheme Keep/Buy Form will prevail even if it is not your most recent instruction. In such circumstances, the Company will automatically treat your Pension Scheme Sell Form as invalid and your Demutualisation Shares will not be sold on your behalf through the Initial Share Sale Facility. You will be sent by post a share certificate or Share Account Statement (as applicable) in respect of your Demutualisation Shares in accordance with your instructions on the Pension Scheme Keep/Buy Form.

3.13 If you fall within paragraphs 3.10 or 3.11 (but subject to paragraph 3.12), upon the issue of your Demutualisation Shares by the Company to the Sale Nominee, these terms and conditions (including but not restricted to paragraphs 16.6 and 16.7) will take effect and will constitute an irrevocable binding agreement between Computershare and you.

Eligible Members for at least one Occupational Pension Scheme Policy and at least one other policy

3.14 Subject to paragraph 3.15, any duly completed and returned Sell Form or Pension Scheme Sell Form will apply to all (and not some) of your Demutualisation Shares.

3.15 If you are an Eligible Member for:

(a) at least one Occupational Pension Scheme Policy and at least one policy other than an Occupational Pension Scheme Policy; or

(b) more than one Occupational Pension Scheme Policy,

then (subject to paragraph 3.16) the instructions on your Pension Scheme Sell Form to have your Demutualisation Shares sold will apply to all Demutualisation Shares (including those Demutualisation Shares comprising or including the fixed allocation).

3.16 You may contact the Company and request that a Tailored Sell Form and/or Tailored Keep/Buy Form be sent to you so that, pursuant to the terms of the Main Scheme, you can make separate choices to sell or keep Demutualisation Shares determined by reference to each Occupational Pension Scheme Policy for which you are the Eligible Member (subject to paragraph 3.18). Where you use your Tailored Sell Form and/or a Tailored Keep/Buy Form (as the case may be) pursuant to this paragraph 3.16 the relevant form must be returned correctly completed, so that it is received at the return address specified on the form by no later than 10 a.m. (local time) on 5 July 2006. Upon completing and submitting a valid Tailored Sell Form, subject to paragraph 3.18 and 3.19 below, you irrevocably agree with the Company, the Sale Nominee and the Designated Persons that you offer to sell the relevant Demutualisation Shares requested to be sold subject to these terms and conditions (including but not restricted to paragraphs 16.6 and 16.7), the terms of your Tailored Sell Form, the Prospectus and the Main Scheme.

3.17 To the extent you fall within paragraph 3.15(a) or (b) and are either:

(a) an Eligible Member for one or more Pension Scheme Member Policies (whether or not as a Canadian Member) and have not given instructions to keep or sell such of those Demutualisation Shares as are determined by reference to such one or more policies by using a Tailored Sell Form or a Tailored Keep/Buy Form in the required manner, then pursuant to the Main Scheme the relevant Demutualisation Shares shall be sold and the proceeds applied towards policy enhancements or as otherwise provided in the Main Scheme; or

(b) a Canadian Member (acting otherwise than as an Eligible Member for one or more Pension Scheme Member Policies) and have not given instructions to keep all of your Demutualisation Shares determined by reference to such one or more Occupational Pension Scheme Policies by using a Tailored Keep/Buy Form in the required manner, then pursuant to the Main Scheme those Demutualisation Shares which you have not requested to keep shall be sold.

3.18 If you submit both a Tailored Sell Form and a Tailored Keep/Buy Form in each case in respect of the same Demutualisation Shares and correctly completed and received at the return address specified on the form within the deadline set out in paragraph 3.16 above, where such instructions are inconsistent with the options you have pursuant to these terms and conditions, the relevant form and the Main Scheme, then the instructions on the Tailored Keep/Buy Form will prevail to the extent it is inconsistent with a Tailored Sell Form, even if it is not your most recent instruction. In such circumstances, the relevant Demutualisation Shares will not be sold on your behalf through the Initial Share Sale Facility. You will be sent by post, a share certificate or Share Account Statement in respect of the relevant Demutualisation Shares in accordance with your instructions on the Tailored Keep/Buy Form.

3.19 The option available under paragraph 3.16 to make separate choices to sell or keep Demutualisation Shares determined by reference to each Occupational Pension Scheme Policy will not cover any remaining Demutualisation Shares that are received as a result of being an Eligible Member in respect of one or more policies that are not an Occupational Pension Scheme Policies. You will at all times only have the option to sell all (and not some) of such remaining Demutualisation Shares through the Pension Scheme Sell Form or a Tailored Sell Form (as applicable) pursuant to these terms and conditions.

3.20 Pursuant to the Main Scheme, Demutualisation Shares comprising or including the fixed allocation will be treated as Demutualisation Shares determined by reference to the one or more Occupational Pension Scheme Policies for which you are the Eligible Member for the purposes of the options you have in relation to such Demutualisation Shares, unless you write to the Company by 10 a.m. (local time) on 5 July 2006 requesting that such fixed allocation forms part of the options you have in respect of your remaining Demutualisation Shares (if any).

3.21 If you fall within paragraphs 3.16 and 3.17 (but subject to paragraphs 3.18 and 3.19), upon the issue of your Demutualisation Shares by the Company to the Sale Nominee, these terms and conditions (including but not restricted to paragraphs 16.6 and 16.7) will take effect and will constitute an irrevocable binding agreement between Computershare and you.

4. Potential conflict of interest

Computershare will not normally engage in any activities that will give rise to a conflict of interest in respect of any instructions which you give us. However, in order to treat you fairly, Computershare will comply with a policy of independence and disregard any interest, relationship or arrangements that may arise and is of interest to it to the extent that it conflicts with your interests in its dealings with you.

5. Sale procedures

5.1 The Demutualisation Shares which are to be sold through the Initial Share Sale Facility (the "Sale Shares") will all be offered for sale in the Offers at the Offer Price which will be determined by the Company in consultation with Merrill Lynch International and UBS Limited.

5.2 The Sale Shares will be allotted and issued on the demutualisation of SLAC to the Sale Nominee to hold on behalf of the relevant Eligible Members in accordance with the provisions of the Main Scheme. The Company, on behalf of the Sale Nominee, will instruct Merrill Lynch International and UBS Limited to find purchasers in the offers for all of the Sale Shares at the Offer Price.

5.3 You are not able to give instructions that your Demutualisation Shares are only to be sold through the Initial Share Sale Facility in the event that the Offer Price is at or above a specified price of your choosing, or if the sale will result in you receiving sale proceeds in excess of a specified amount. If you do give such an instruction it will be processed on the basis that it is an instruction from you to have all of your Demutualisation Shares sold through the Initial Share Sale Facility at the Offer Price.

6. Payment and Fees

6.1 Subject to paragraphs 6.5 and 6.6, the price payable to you for each of your Sale Shares will be the Offer Price.

6.2 Subject to paragraphs 6.3 and 6.4, the proceeds of the sale of your Sale Shares shall be remitted to you by Computershare in:

(a) Canadian dollars, if you are a Canadian Member;

(b) euro, if you are an Eligible Member whose latest address, as recorded in the records of SLAC on the SGM Date, is in any of Austria, Germany or Ireland; and

(c) sterling, if you are an Eligible Member who does not fall within (a) or (b) above.

6.3 If you are an Eligible Member for a Pension Scheme Member Policy, the proceeds of the sale of your Sale Shares that are to be applied towards policy enhancements or as otherwise provided in the Main Scheme will be remitted to Standard Life Assurance Limited and shall be in:

(a) sterling, if the relevant Pension Scheme Member Policy in respect of which the proceeds are to be applied or utilised is a UK Occupational Pension Scheme Policy (as defined in the Main Scheme); or

(B) euro, if the relevant Pension Scheme Member Policy in respect of which the proceeds are to be applied or utilised is an Irish Occupational Pension Scheme Policy (as defined in the Main Scheme).

6.4 If you are a Canadian Member who meets the requirements of paragraph 3.7 above, the proceeds of the sale will be remitted to the Trustee of the Unclaimed Assets Trust and shall be in Canadian dollars.

6.5 The proceeds of the sale of your Demutualisation Shares will, where necessary, be rounded upwards to the nearest hundredth of one pound sterling, one euro or one Canadian dollar (as applicable). If your proceeds are to be paid in Canadian dollars or euro, the proceeds of the sale of your Demutualisation Shares will be converted from sterling at the prevailing exchange rate at the time of Admission.

6.6 Subject to paragraph 6.7, a fixed charge of £10 or €15 (as applicable) (inclusive of VAT) will be payable to the Company for use of the Initial Share Sale Facility, which will be deducted from your sale proceeds before they are remitted to you. No other deductions will be made from the sale proceeds in respect of administration, dealing commission, stamp duty and/or SDRT (or amounts in respect of stamp duty and/or SDRT) and/or, where relevant, foreign exchange costs.

6.7 If you are (i) a Canadian Member or (ii) an Eligible Member for a Pension Scheme Member Policy where the proceeds are to be applied towards policy enhancements or as otherwise provided in the Main Scheme, no charge will be payable for use of the Initial Share Sale Facility and:

(a) if you are a person to whom (i) applies you will receive the full proceeds from the sale of the relevant Demutualisation Shares or the full proceeds will be remitted to the Trustee of the Unclaimed Assets Trust (as applicable); and

(b) if you are a person to whom (ii) applies the full proceeds will be remitted to Standard Life Assurance Limited.

6.8 You may only sell your Demutualisation Shares as part of the Offers through the Initial Share Sale Facility.

7. Execution only

7.1 The Initial Share Sale Facility will be operated on an "execution only" basis on behalf of Eligible Members.

7.2 This means that the decision whether or not to have your Demutualisation Shares sold through the Initial Share Sale Facility (either by election or default, as applicable) is entirely your own responsibility.

7.3 You should note the possibility that taxes or costs may exist which are not paid through nor imposed by us. Neither the Company nor the Sale Nominee nor any Designated Person will provide, or have any responsibility to provide, investment, taxation or other advice to you. If you are in any doubt as to what you should do, you should obtain your own independent professional advice.

8. Irrevocable authority

You irrevocably authorise and instruct the Sale Nominee and the Company to sell or procure the sale of your Sale Shares at the Offer Price and to deal with the proceeds in accordance with these terms and conditions (including but not restricted to paragraphs 16.6 and 16.7) and the provisions of the Main Scheme and to do any other act which any such person may in its absolute discretion, consider necessary or desirable in connection with the sale of such Sale Shares.

9. Contract for sale

The contract for the sale of your Demutualisation Shares through the Initial Share Sale Facility between the Sale Nominee (on your behalf) and those persons who are purchasing the Sale Shares it holds on your behalf in the Offers at the Offer Price will be entered into and completed upon Admission.

10. Condition

The sale of your Demutualisation Shares through the Initial Share Sale Facility will be conditional upon the Underwriting and Sponsors' Agreement referred to in the Securities Note becoming wholly unconditional and not having been terminated before Admission.

11. Late and defective forms

Eligible Members other than Canadian Members, Eligible Members for Pension Scheme Member Policies or an Eligible Member who falls within paragraph 2(c)(v)

11.1 If your Sell Form is not completed correctly or in accordance with the instructions on the Sell Form or is amended or is not accompanied by a power of attorney or other authority where required or is otherwise incomplete, or if your Sell Form is not received by the relevant time and date specified in paragraph 3 above, Computershare and/or the Company may reject the Sell Form or treat the instruction on it as invalid.

11.2 If your Sell Form is rejected or treated as invalid, your Demutualisation Shares will not be sold on your behalf through the Initial Share Sale Facility. Pursuant to the Main Scheme, you will keep your Demutualisation Shares. You will be sent by post, a Share Account Statement (where the Main Scheme provides for your Demutualisation Shares to be held in the Standard Life Share Account and where any Keep/Buy Form you have submitted does not require you to receive a share certificate) or otherwise a share certificate in respect of your Demutualisation Shares.

11.3 The Company's (or its agents') decision as to whether to reject or treat your Sell Form as invalid pursuant to paragraph 11.1 shall be final and binding on you. Neither Computershare, the Sale Nominee, the Company nor its agents will accept liability for any such decision (except to the extent that such loss is foreseeable and results from fraud).

Canadian Members

11.4 If your Keep/Buy Form is not completed correctly or in accordance with the instructions on the Keep/Buy Form or is amended or is not accompanied by a power of attorney or other authority where required or is otherwise incomplete, or if it is not received by the relevant time and date specified in paragraph 3 above, Computershare and/or the Company may reject the Keep/Buy Form or treat the instruction on it as invalid.

11.5 If your Keep/Buy Form is rejected or treated as invalid, you will not be able to keep your Demutualisation Shares. In such circumstances and pursuant to the Main Scheme, you will be automatically treated as having submitted an irrevocable instruction to have your Demutualisation Shares sold on your behalf through this Initial Share Sale Facility.

11.6 The Company's (or its agents') decision as to whether to reject or treat your Keep/Buy Form as invalid pursuant to paragraph 11.4 shall be final and binding on you. Neither Computershare, the Company nor its agents will accept liability for any such decision (except to the extent that such loss is foreseeable and results from fraud).

Eligible Members for Pension Scheme Member Policies

11.7 If your Pension Scheme Sell Form or Pension Scheme Keep/Buy Form (as applicable) is not completed correctly or in accordance with the instructions on the Pension Scheme Sell Form or Pension Scheme Keep/Buy Form (as applicable) or is not accompanied by a power of attorney or other authority where required or is otherwise incomplete, or if your Pension Scheme Sell Form or Pension Scheme Keep/Buy Form (as applicable) is not received by the relevant time or date specified in paragraph 3 above, Computershare and/or the Company may reject the Pension Scheme Sell Form or treat the instruction on it as invalid.

11.8 If your Pension Scheme Sell Form or Pension Scheme Keep/Buy Form (as applicable) is rejected or treated as invalid, your Demutualisation Shares will be sold through the Initial Share Sale Facility but you will not receive the net cash proceeds from the sale of your Demutualisation Shares through the Initial Share Sale Facility or you will not be entitled to keep your Demutualisation Shares (as the case may be). Pursuant to the Main Scheme, you will be automatically treated as having submitted an irrevocable instruction to have the Demutualisation Shares determined by reference to the one or more Pension Scheme Member Policies for which you are the Eligible Member sold on your behalf through the Initial Share Sale Facility and to have the proceeds applied towards policy enhancements or as otherwise provided in the Main Scheme.

11.9 The Company's (or its agents') decision as to whether to reject or treat your Pension Scheme Sell Form or Pension Scheme Keep/Buy Form (as applicable) as valid pursuant to paragraph 11.8 shall be final and binding on you. Neither Computershare, the Company nor its agents will accept liability for any such decision (except to the extent that such loss is foreseeable and results from fraud).

Eligible Members for at least one Occupational Pension Scheme Policy and at least one other policy

11.10 If a Tailored Sell Form or a Tailored Keep/Buy Form is not completed correctly or in accordance with the instructions on the Tailored Sell Form or a Tailored Keep/Buy Form or is amended or is not accompanied by a power of attorney or other authority where required or is otherwise incomplete, or if that Tailored Sell Form or Tailored Keep/Buy Form is not received by the relevant time and date specified in paragraph 3 above, Computershare and/or the Company may reject the Tailored Sell Form or Tailored Keep/Buy Form or treat the instruction on it as invalid.

11.11 If your Tailored Sell Form or Tailored Keep/Buy Form is rejected or treated as invalid, then:

(a) where you are a Canadian Member, pursuant to the terms of the Main Scheme, all of your Demutualisation Shares shall be sold through the Initial Share Sale Facility; and

(b) to the extent that any of your Demutualisation Shares have been determined by reference to one or more Pension Scheme Member Policies (and whether or not you are a Canadian Member), then such Demutualisation Shares shall (pursuant to the Main Scheme) be sold through the Initial Share Sale Facility.

11.12 The Company's (or its agents') decision as to whether to reject or treat your Tailored Sell Form or Tailored Keep/Buy Form as invalid pursuant to paragraph 11.11 shall be final and binding on you. Neither Computershare, the Company nor its agents will accept liability for any such decision (except to the extent that such loss is foreseeable and results from fraud).

12. Settlement

12.1 On or before 17 July 2006, or as soon as reasonably practicable thereafter, Computershare will post you an advice note in respect of the Demutualisation Shares which have been sold on your behalf and which you should retain for tax purposes.

12.2 Subject to 16.2 and 16.3, the proceeds of sale of your Demutualisation Shares (where applicable, after deduction of the charge referred to in paragraph 6.6 above and without interest) will be:

(a) if applicable, paid into your Share Plus Account, where you are resident in the UK and have provided details of such account on your Sell Form;

(b) sent by cheque to your registered address;

(c) if you are an Eligible Member for a Pension Scheme Member Policy who has not returned a valid Pension Scheme Sell Form, paid to Standard Life Assurance Limited to be applied towards policy enhancements or as otherwise provided in the Main Scheme; or

(d) if you are a Canadian Member who meets the requirements of paragraph 3.7, paid to the Trustee of the Unclaimed Assets Trust to hold on your behalf in accordance with the terms and conditions of the Unclaimed Assets Trust,

in accordance with these terms and conditions, the Summary, the Registration Document and Securities Note and the Main Scheme.

12.3 If you do not receive your cheque on or before Monday 31 July 2006, you should contact the Company before 11 August 2006. You will be required to provide Computershare and the Company with written confirmation. Once the Company is satisfied as to such a request, it will arrange for you to be sent a replacement cheque free of charge. If you notify the Company on or after 11 August 2006 that you have not received your cheque, in addition to the requirements set out above, you will be required to pay a fee for the issue of a replacement.

13. Undertakings, representations and warranties

By completing and submitting a Sell Form, Pension Scheme Sell Form or Tailored Sell Form (as applicable) to have your Demutualisation Shares sold through the Initial Share Sale Facility, you:

13.1 (a) instruct the Company to procure the sale of your Demutualisation Shares at the Offer Price in accordance with these terms and conditions;

(b) acknowledge that the price at which your Demutualisation Shares may be sold may be below the Offer Price Range in the Prospectus;

(c) acknowledge that you have read and understood the Summary and the Share Guide and agree that you are bound by these terms and conditions and the terms of your Sell Form or Pension Scheme Sell Form (as the case may be); and

(d) acknowledge that the Summary is a summary of the Prospectus and that any investment decision you take should be based on consideration of the Prospectus;

13.2 represent and warrant to the Company, each Designated Person and the Sale Nominee that:

(a) you were a resident of the United Kingdom, Canada, the Channel Islands, the Isle of Man, Germany, Austria or Ireland on the SGM Date;

(b) you have not sold or purported to sell any of your Demutualisation Shares or any interest in your Demutualisation

Shares to any third party and no third party has an enforceable claim over your Demutualisation Shares;

(c) your Demutualisation Shares will be sold free from all liens, charges or other third party rights, claims or any encumbrance of any kind;

(d) you are entitled or authorised to sell your Demutualisation Shares;

(e) your Demutualisation Shares will be sold with full title guarantee and the sale will be subject to the same title covenants as are implied by Part I of the Law of Property (Miscellaneous Provisions) Act 1994;

(f) your Demutualisation Shares will be sold together with all dividends, distributions and other rights attaching to them as at Admission;

(g) the sale of your Demutualisation Shares pursuant to the Initial Share Sale Facility will not constitute a breach by you of any applicable laws;

(h) if you sign a Sell Form, Pension Scheme Sell Form or Tailored Sell Form on behalf of another person (or, where you are an eligible member by virtue of being an occupational pension scheme trustee, you sign the relevant form as a trustee together with any other trustees of the relevant occupational pension scheme policy for which there is an eligible member in circumstances where there is no nominated member), you have the authority to do so and that such other person(s) will be bound accordingly and will be deemed also to have given the confirmations, undertakings, representations and warranties contained in these terms and conditions and you undertake to enclose the original of the relevant power of attorney or other appropriate authority with the relevant form (or a complete copy thereof certified by a solicitor or a notary public), unless you are an organisation or fund and such authority has been received by the Company or you are signing on behalf of other joint owners; and

(i) if you are under 18 (or in the case of residents in Scotland, under 16), your parent or guardian has signed your Sell Form, Pension Scheme Sell Form or Tailored Sell Form (as applicable) on your behalf;

13.3 undertake to ensure that, in the case of an application signed by someone else on your behalf, the original of the relevant power of attorney or other appropriate authority (or a complete copy certified by a solicitor or notary public) is enclosed with your Sell Form, or Pension Scheme Sell Form or Tailored Sell Form (as applicable); and

13.4 undertake that you will do, or procure to be done, all acts and things, and execute or procure the execution of all such documents as the Company, the Sale Nominee and each Designated Person may from time to time require for the purpose of selling such Demutualisation Shares through the Initial Share Sale Facility.

14. Complaints

14.1 Computershare has written procedures in place to help resolve complaints from clients effectively, a copy of which can be provided upon request. Computershare is authorised and regulated by the FSA. If you have any complaints about the service provided to you, you should write to the following address: Computershare Investor Services PLC, P.O. Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH. If you are not satisfied with the handling of your complaint by Computershare, you may be able to refer the matter to the Financial Ombudsman Service, if applicable, details of which are available upon request.

14.2 Computershare participates in the UK Financial Services Compensation Scheme, which provides compensation to qualifying investors for losses in the event of our being unable to meet our liabilities to you. Further information can be obtained from the FSA or the UK Financial Services Compensation Scheme.

15. Termination by you

15.1 Following the acceptance of your Sell Form, Pension Scheme Sell Form or Tailored Sell Form (as applicable) you may terminate these terms and conditions at any time by giving Computershare not less than 20 Business Days' written notice.

15.2 Termination of these terms and conditions by you will be without prejudice to the completion of services already initiated or instructions already given, including the instruction referred to in paragraph 8 of these terms and conditions, which will be completed expeditiously by us.

15.3 Termination of these terms and conditions by you will not affect accrued rights, indemnities, existing commitments or any contractual provision intended to survive termination and will be without penalty or other additional payment.

16. Other terms and conditions

16.1 The Company, the Sale Nominee and each Designated Person may disclose or permit disclosure of any information arising out of or in connection with any transaction in the Demutualisation Shares to any relevant regulatory authority entitled to such information or to the requirements of which the Company, the Sale Nominee or such Designated Person is subject (whether or not pursuant to compulsion of law) and the Company, the Sale Nominee and each Designated Person shall not be under any liability for any such disclosure made in good faith, believing it to be in accordance with any such requirements.

16.2 You agree that in order to ensure compliance with money laundering regulations, where applicable (including, without limitation, the Money Laundering Regulations 2003), the Receiving Agent may, at is absolute discretion, require verification of identity from any Voluntary Sellers on whose behalf shares with a monetary value in excess of £9,000 or €15,000 (as the case may be) are sold through the Initial Share Sale Facility. Failure to provide the necessary evidence of identity may result in delays in the despatch of cheques and the proceeds due to such Voluntary Seller will be held by Computershare on trust. You further agree that, in the circumstances set out above, the Receiving Agent may conduct searches of electronic databases in order to verify your identity.

16.3 The Company reserves the right (and may procure Computershare and/or its agents to do the same) not to remit to you or any other person any cash proceeds of sale that would otherwise have been required to be remitted to you or such other person under these terms and conditions where it considers (in its reasonable opinion) that by doing so it would or might reasonably be expected to be:

(a) in breach of an order of court, regulator, government or arbitrator in relation to any person in relation to such proceeds or assisting, aiding or abetting a breach of such order;

(b) committing a criminal offence (or being subject to a criminal sanction, penalty or fine) under any applicable law or regulation; or

(c) being liable to a third party by virtue of a claim over the whole or part of such proceeds of which the Company is aware.

Where this paragraph 16.3 applies, the Company may and may procure that Computershare and/or its agents, may take such steps as it may consider reasonable in the circumstances to withhold remittance of the relevant proceeds from you or any other person (including holding such proceeds on trust held by Computershare until it considers the provisions in paragraph 16.3(a) to (c) (inclusive) no longer to apply).

16.4 Subject to paragraph 12.3, all correspondence and documents, including without limitation all cheques, sent to you by the Company, the Sale Nominee or any Designated Person will be sent to you at your own risk.

16.5 These terms and conditions are in the English language and will be translated into German and French. All other communications relating to this agreement shall be in English.

16.6 The Company reserves the right to delay the closing date of the Offers by giving notice through a Regulatory Information Service or taking such other steps as it considers appropriate. In this event:

(a) the revised closing date will be published in such manner as the Company in its absolute discretion determines, subject, and having regard to, the requirements of the UK Listing Authority; and

(b) the revised closing date shall not affect any acceptance of your Sell Form, Pension Scheme Sell Form, Tailored Sell Form, Keep/Buy Form, Pension Scheme Keep/Buy Form or Tailored Keep/Buy Form by Computershare and/or the Company, and any such acceptance shall remain final and binding on you.

16.7 The Company is under no obligation to proceed with the Proposal, including the making or completing of the Offers. If the Company does not proceed with the Proposal and/or the Offers, the Initial Share Sale Facility will terminate and lapse.

16.8 The Company may terminate the Offers in its or their absolute discretion at any time prior to Admission. If such right is exercised, the Initial Share Sale Facility will also terminate and lapse.

16.9 Subject to applicable law, you will not be entitled to allege that your contract to have your Demutualisation Shares sold through the Initial Share Sale Facility is voidable or claim restitution of the Demutualisation Shares as a result of innocent misrepresentation (including pre-contractual misrepresentation) at any time after acceptance. This does not affect any other rights you may have.

16.10 The dates and times referred to in these terms and conditions are based on the expectation that Admission will occur on 10 July 2006 and may be altered by the Company in its absolute discretion (in consultation with Merrill Lynch International and UBS Limited) where the Company considers it necessary to do so.

16.11 In the event that the Offers do not take place on the same day as demutualisation, then pursuant to the Main Scheme your Demutualisation Shares shall continue to be held by the Sale Nominee until the earlier of:

(a) the Company procuring the sale of your Demutualisation Shares after the day of demutualisation;

(b) an instruction being given by the Company to Computershare for your Demutualisation Shares to be transferred to you or your nominated nominee or the Trustee of the Unclaimed Assets Trust (as applicable); or

(c) the implementation of any alternative arrangements put in place pursuant to the Main Scheme.

16.12 These terms and conditions are governed by and shall be construed in accordance with English law. If you return your Sell Form, or Pension Scheme Sell Form or a Tailored Sell Form completed and signed by you, or on your behalf, or default to having your shares sold through the Initial Share Sale Facility, you submit to the exclusive jurisdiction of the English courts and agree that nothing shall limit the right of the Company, the Sale Nominee and each Designated Person to bring any action, suit or proceedings arising out of, or in connection with, the Initial Share Sale Facility, in any other court of competent jurisdiction.

16.13 You agree and acknowledge that Merrill Lynch International and UBS Limited do not act for you and will not treat you as their customer under the Initial Share Sale Facility. Merrill Lynch International and UBS Limited will not be responsible for providing to you the protections afforded to their customers, and you agree that Merrill Lynch International and UBS Limited do not owe you any duties or responsibilities concerning the price obtained for your Demutualisation Shares or the execution of the sale of them.

Terms and Conditions of the Standard Life Share Account

INTRODUCTION

The following are the terms and conditions on which Computershare Investor Services PLC ("Computershare") will provide the Standard Life Share Account for the Shares. The Shares shall include those issued by Standard Life plc to the Nominee under the terms of the Scheme to keep on your behalf, as well as pursuant to a preferential offer and a retail offer on the flotation of Standard Life plc (together, the "Offers"). Such Shares will be issued to the Nominee to hold on your behalf as well as any Shares that are subsequently transferred by you to us or held by us on your behalf, in each case in accordance with these terms and conditions.

Computershare provides the Service by arranging for the Nominee to hold Shares for you. This Service is only available (other than in certain very limited circumstances) to individuals resident in the United Kingdom, the Channel Islands, the Isle of Man, Germany, Austria and the Republic of Ireland (the "Qualifying Countries"). Where these terms and conditions have been received in a country where the provision of this Service would be contrary to local laws or regulations, these terms and conditions should be treated as being for information purposes only. You may not participate in the Service if you hold any Shares in your own name. If we become aware that you hold any Shares in your own name (or through another Nominee service) and you are holding Shares pursuant to this Service, we will withdraw your Shares from the Service and arrange for them to be registered in your own name. There will be no charge for the withdrawal of Shares from the Service in such circumstances. This Service is available to minors, acting through a parent or guardian, who receive Shares pursuant to the Scheme upon the demutualisation of The Standard Life Assurance Company.

Please read these terms and conditions carefully. They explain the relationship between you and us with respect to the Shares. On Shares being issued by the Company to the Nominee, these terms and conditions will constitute a legally binding agreement between you and us. If there is anything in them which you do not understand, please contact us. Our contact details are listed at section 8. We do not provide you with any investment, taxation or legal advice. If you do need advice on holding your Shares or your tax liability then you should seek independent professional advice. These terms and conditions do not constitute a recommendation to buy, sell, transfer or hold Shares in the Company.

These terms and conditions are dated 15 June 2006 and they can change from time to time on providing you with prior written notice in accordance with these terms and conditions. You can obtain an up-to-date version by calling Computershare. Our contact details are listed in section 8.

1. Definitions

"**Bonus Shares**" means Shares to be issued to persons who received Shares on the demutualisation of The Standard Life Assurance Company and/or who bought Shares at a discounted price on flotation and who hold those Shares for the required period from the date of flotation;

"**business day**" means any day on which the London Stock Exchange is open for trading;

"**the Company**" is Standard Life plc;

"**Computershare**" is Computershare Investor Services PLC whose registered details are set out at the end of these terms and conditions;

"**Dealing Service**" means the service provided by brokers appointed by the Company for the purchase and sale of Shares in accordance with their respective terms and conditions;

"**FSA**" means the Financial Services Authority or any successor organisation;

"**FSA Rules**" means the handbook of rules and guidance issued from time to time by the FSA;

"**FSMA**" means the Financial Services and Markets Act 2000;

"**minor**" means a person under 18 years of age, or in relation to residents of Scotland only, a person under 16 years of age;

"**the Nominee**" means Computershare Company Nominees Limited which is a company registered in Scotland, with number SC167175 whose registered office is at Lochside House, 7 Lochside Avenue, Edinburgh Park,

Edinburgh, EH12 9DJ which is a member of the Computershare group of companies used to provide the Service or any replacement company, being a wholly-owned member of the Computershare group of companies, which we appoint to hold Shares on your behalf;

"the Nominee register" means the register of persons holding Shares who use the Service;

"Qualifying Countries" means the United Kingdom, the Channel Islands, the Isle of Man, Germany, Austria and the Republic of Ireland;

"the Scheme" means the scheme (pursuant to Part VII of, and Schedule 12 to, FSMA) sanctioned by the Court of Session in Scotland;

"the Service" is the Standard Life Share Account service that we provide under these terms and conditions;

"the Shares" means ordinary shares of 10 pence each issued by the Company;

"tax" means any tax, duty or levy which may be imposed (including stamp duty and stamp duty reserve tax);

"you" means the person holding Shares through the Service and where there are joint holders, "you" refers to each of the joint holders; and

"us/we" means Computershare.

1.1 Words importing one gender shall (where appropriate) include any other gender and words importing the singular shall (where appropriate) include the plural and vice versa.

1.2 References to any statute or statutory provisions shall, unless the context otherwise requires, be construed as a reference to such statute or statutory provisions (including all instruments, orders or regulations made under it or deriving from it) as in force from time to time and any successor or amending legislation.

1.3 Any provision that says we will do something, also means that we will arrange for the Nominee to do so, unless the context means otherwise.

2. General

2.1 The Nominee is the legal owner of your Shares and its name will appear on the Company register of members in relation to those Shares. However, the Nominee will hold your Shares as bare trustee and you will remain the beneficial owner of your Shares.

2.2 We will keep and maintain a Nominee register in relation to all the Shares the Nominee holds pursuant to this Service, including the Shares the Nominee holds on your behalf.

2.3 The Nominee will hold your Shares in uncertificated form through CREST.

2.4 As legal owner of your Shares, the Nominee will be bound by the memorandum and articles of association of the Company. Nothing in these terms and conditions is intended to vary any of the Nominee's rights or duties in relation to the Company as set out in the memorandum and articles of association of the Company (as amended from time to time) and these conditions must be interpreted to give that effect. If there is any inconsistency between your rights under this agreement and any rights you may have under the Company's memorandum and articles of association, the memorandum and articles of association will prevail.

2.5 Subject to these terms and conditions, we will treat you as though you hold the Shares in your own name so that you will receive benefits from those Shares equivalent to those you would receive on or around the same time as you would have done had you been registered directly on the Company's register of members.

2.6 We may ask you for proof that you have the right to participate in the Service. We reserve the right to refuse to act for you until you have provided us with proof that is satisfactory to us. In particular, we might not accept your instructions unless:

- you have correctly filled in any documents we may have asked for before sending them to us;
- we have received all documents and information we need to carry out your instructions. This may include any evidence we need to confirm your identity or details such as a change to your name or address (for example a deed poll or marriage certificate); and
- you quote the "Standard Life Share Account" and your shareholder reference number on all correspondence. Your shareholder reference number is quoted on all statements sent to you by us. Please keep this number safe since its object is to prevent fraud.

2.7 If we receive instructions from you to transfer your Shares, you cannot cancel or change those instructions.

2.8 Subject to section 16, we will only act on instructions which are given by:

- you (or, if you are a minor, by your parent or guardian);
- your legally appointed or authorised representative; or
- brokers appointed by the Company in the event you buy and sell Shares using the Dealing Service arranged by the Company.

2.9 If we receive proof of your death and you were the only person named on the Nominee register in respect of your Shares, we will follow the instructions of your personal representatives. If you were a joint holder of Shares, we will follow the instructions of the remaining holder or holders who will be the only persons to whom we accept any continuing duties.

2.10 We are only bound by your interests in providing the Service under these terms and conditions, and cannot be bound by the interests of any third party. We will not recognise any beneficiary under a trust as having rights in your Shares, whether the trust is express, implied or constructive, and notice of any such trust will not be binding on us or upon the Nominee.

2.11 You will be able to use the Dealing Services subject to and in accordance with their terms and conditions. You can obtain information about these services by contacting us. Our contact details are listed in section 8.

2.12 All monies which are held for you will be held in a designated client money bank account which we maintain for clients of this Service. This account is maintained with The Royal Bank of Scotland plc which is an approved bank. You will be entitled to receive any interest on monies held on your behalf in this account. In the event that you cease to have your Shares held in this Service, a cheque for the consolidated amount of any unclaimed monies so held on your behalf will be sent to you, your parent or guardian or personal representative (as the case may be), but excluding interest.

2.13 Any Shares held on your behalf may be pooled with the investments of other clients and registered in the name of the Nominee. This means that your entitlement may not be individually identifiable on the Company's register of members, by separate certificates or electronic records (other than ours, where they will be identifiable) and, in the event of an unreconciled shortfall caused by the default or insolvency of the Nominee, you may proportionately share in that shortfall if we are not able to make good that shortfall.

3. Your benefits as a shareholder

A: Dividends

3.1 As regards dividends, if your registered address is in a Qualifying Country that allows dividends to be paid directly into your bank account and you have given a bank mandate relating to cash dividends and other types of payments in respect of your Shares, that mandate will remain valid and effective in relation to your Shares from the date that they are issued or transferred to us and we will pay these cash dividends and other payments directly to your chosen bank account on receipt of relevant funds from the Company. If you wish to change a bank mandate or instruction, you should call us on the telephone number listed in section 8 and we will arrange for the appropriate form to be sent to you.

3.2 If you do not complete and provide us with a bank mandate (or any third party mandate accepted by us), cheques will be sent to your registered address on receipt of funds from the Company.

3.3 If we, or the Company, are required by law to make any deduction from any dividend due to you, we or the Company will do so. We may also make deductions for other taxes or charges payable by us or the Company on dividends to you or on related documents. You will be notified of any such deductions and will receive the net amount.

3.4 If your registered address for the purposes of the Service is in Germany, Austria or the Republic of Ireland, you will be paid dividends in euro. Otherwise you will be paid dividends in Pounds Sterling.

3.5 If the Company offers the option of a scrip dividend (that is the option to receive a dividend by way of Shares rather than cash) or a dividend reinvestment plan (that is the option to use your cash dividend to buy Shares on the market) and we do not receive any instructions from you by the specified time, we will arrange for the Company to pay you a cash dividend instead.

B: New share issues and share offers

3.6 We will claim on your behalf any Bonus Shares to which you may become entitled and will automatically hold such Bonus Shares for you under these terms and conditions. For this purpose, you are required to notify us in writing if, at any time, you transfer or dispose of any interest in Shares held in this Service to a third party, including a beneficiary under a trust. The transfer or disposal of any interest in Shares to a third party may result in the loss or reduction of any eligibility to Bonus Shares which you may have from the holding of such Shares.

3.7 If you are entitled to additional Shares without having to make a payment, as a result of holding the Shares (for example, through a bonus or other capitalisation issue), the Nominee will automatically hold the new Shares for you under these terms and conditions unless you instruct us otherwise.

3.8 If you are entitled to buy additional Shares as a result of holding Shares through the Service (for example, through a rights issue), we will ask you how you wish us to exercise your rights. We will take all reasonable steps to ensure that, as nearly as reasonably practicable, you receive the same rights as you would have done if you held your Shares in your own name. Any Shares purchased will be held by the Nominee unless we receive instructions to the contrary. Any payment we receive from you must be received in cleared funds.

3.9 If we receive notice of a take-over offer, we will tell you about it. If you reply quickly enough to allow us to act, we will follow your instructions. If there is a take-over offer, which has become wholly unconditional and we have not received your instructions, we will ask you for your instructions by a specified date and we will follow them. If we do not receive your instructions by that date, we will take no action in respect of your Shares. We will, however, accept all compulsory purchase notices in respect of the Shares. In that instance, we will accept the basic offer. We will not accept a loan note alternative in the absence of your specific instruction. The cash element of any such entitlement will be paid to you in accordance the terms of the offer.

3.10 If there is a take-over offer, demerger, capital reorganisation or restructuring of the Company and you are entitled to receive shares, cash or other securities in another company in exchange for your Shares or otherwise, in the absence of any instruction to the contrary, we will decide whether those Shares or other securities in the other company should be:

- held by you in your own name;
- held by the Nominee on your behalf; or
- held on your behalf in any nominee service offered by the issuer of the relevant securities.

If we decide that the shares or securities should be held by the Nominee on your behalf then these terms and conditions will be changed so that, with effect from the date when the transaction is completed, references to Shares mean the shares or other securities in that other company.

3.11 Where any other rights are offered in connection with your Shares, we will take all reasonable steps to ensure that, as nearly as possible, you receive the same rights as you would have done if you held your Shares in your own name.

3.12 If, after acting for you and our other clients under this Service, we are left with fractions of Shares, we will, so far as practicable, deal with them in a way consistent with how the Company would deal with fractions of Shares held by registered shareholders. Where the Nominee holds Shares for a number of clients and Shares or other rights are allocated to the Nominee, it will allocate them between all such clients pro rata to the number of Shares it holds for them. Any fractions of Shares which arise as a result of the Nominee holding Shares for a number of clients, (for example through a bonus issue, rights issue, subdivision or consolidation) will be aggregated and sold and the proceeds remitted to the Company.

3.13 If we are required by the Company or a person seeking to acquire control of the Company (e.g. a bidder on a takeover) to give warranties before acting for you in relation to your Shares, we may require you to give similar warranties to us and to the Nominee before we act.

4. Information

4.1 We will arrange for the Company to send you the same or equivalent information to that sent to registered shareholders of the Company (and for this purpose sent may also mean by electronic communication or website publication where you have agreed that such information may be communicated in this way), such as:

- an annual summary financial statement sent by the Company to its registered shareholders or, where such a summary financial statement is not made available, (or upon your request) a copy of the annual report and accounts of the Company;
- any interim accounts or half yearly reports issued by the Company; and
- all other documents issued by the Company and sent to registered holders of the Shares.

4.2 We will send to you a statement of the number of Shares held for you under the Service at the time when an account is first opened for you. We will do this within 10 business days of the account being opened.

4.3 We will send to you a statement once a year of the number of Shares held for you under the Service and detailing any changes (normally at the same time as we send you notice of the annual general meeting of the Company). These statements are provided free but you will be charged a fee if you request a duplicate or additional statement. Alternatively you can view your holding balance on www.computershare.com.

4.4 If any dividend is paid to you we will send you an annual consolidated tax voucher showing, in relation to each dividend paid, the date of payment, gross amount of payment, any tax withheld, net payment and any other information which may be required to complete a tax return and such other information as we may agree to provide you. We may choose to combine that statement with any other statement which we are required by law to provide you with in connection with that payment to you. If no dividend is paid to you in any financial year, we will send you the statement within 12 months of the date that any previous statement was sent to you.

4.5 You should check any statement which you receive from us. If you have any queries upon the contents of the statement you should contact us as soon as possible following its receipt. Our contact details are listed at section 8.

5. Voting and Shareholder meetings

5.1 Computershare will send you information about shareholder meetings of the Company together with a form which you can use to:

- instruct the Nominee how to exercise its votes on a poll at the shareholder meeting in respect of your Shares (the Nominee will not be able to vote on a show of hands); or
- appoint you as the proxy of the Nominee in respect of your Shares, if you wish to attend and speak at the shareholder meeting in person and vote on a poll and (subject to any applicable law and provided this is permitted by the articles of association of the Company) vote on a show of hands, or appoint a representative to do so on your behalf.

5.2 If we do not receive the correctly completed form before the deadline notified to you, the Nominee will not exercise its votes on your Shares or (as the case may be) you, or your representative, will not be able to attend, speak and vote in person at the meeting.

5.3 We will attend meetings of the Company if you instruct us. However, in the absence of any such instructions, we do not have any duty or responsibility whatsoever to attend meetings although we may do so if we wish.

6. Transferring your Shares

6.1 You may instruct us to arrange for the Nominee to transfer your Shares by way of gift to another person (other than a minor) who is resident in a Qualifying Country and who would be eligible to be a shareholder in the Company. These Shares will be held in the Service on behalf of that other person. We will only do this if we have received the relevant form confirming that such a transfer is by way of gift. You can request

a form by calling Computershare on the telephone numbers listed in section 8. There is no charge for such a transfer.

6.2 You may instruct us to arrange for your Shares to be entered into the name of another person (other than a minor) who is resident in a Qualifying Country and who would be eligible to be a shareholder in the Company, as a joint holder in relation to all or any of the Shares held by the Nominee on your behalf. These Shares will be held in the Service jointly on behalf of you and that other person. We will only do this if we have received the relevant form. You can request a form by calling Computershare on the telephone numbers listed in section 8. There is no charge for such a transfer.

6.3 You may choose to hold all (but not some) of your Shares in your own name rather than in the Service. We will arrange this if you complete the relevant form and send it to us. We will then transfer the Shares into your name and send you a certificate. You may also choose to transfer all (but not some) of your Shares directly to another nominee. We will arrange this if you complete the relevant form and send this to us. If your registered address for the provision of the Service is in Austria or Germany, you may choose to transfer all (but not some) of your Shares out of the Service and to a bank or custodian to hold on your behalf. We will arrange this if you complete the relevant form and send it to us. You can request any of these forms by calling Computershare on the telephone numbers listed in section 8. If you transfer your Shares out of the Service, we will no longer hold your Shares for you and the terms and conditions of the Service will not apply to those Shares. There will be a fixed charge for withdrawing from this Service pursuant to this section 6.3, and the applicable charges are listed in section 21 inclusive of Value Added Tax.

6.4 If you want to sell or transfer your Shares other than by gift to someone else then you will need to use the Dealing Service in relation to which additional charges will apply.

6.5 If you write to us and ask us to hold any Shares in the Service which you hold in your own name, you will have to pay a deposit fee which is listed in section 21 (or such other reasonable fee as we may write and tell you about from time to time) inclusive of Value Added Tax and these terms and conditions will apply accordingly to those Shares.

7. Other charges

The only charges for the Service are the charges for transferring Shares into your name and charges for the supply of duplicate account statements and dividend tax vouchers pursuant to sections 4 and 6, and as set out in section 21 of these terms and conditions. We will give you at least one month's notice of any other proposed charge for the Service. Up to date copies of the terms and conditions and current charges can be obtained by contacting Computershare. Our contact details are listed at section 8. You should note the possibility that taxes or costs may exist which are not paid through or imposed by us.

8. Contacting each other

8.1 Our contact details are as set out below:

- *If your registered address for the purposes of this Service is in the UK, the Isle of Man or the Channel Islands*

  Computershare Investor Services PLC
  The Pavilions
  Bridgwater Road
  Bristol BS13 8AE
  Telephone: 0870 703 6254
  Email: web.queries@computershare.co.uk
  Fax: 0870 703 6198

- *If your registered address for the purposes of this Service is in Ireland*

  Computershare Investor Services (Ireland) Limited
  Heron House
  Corrig Road
  Sandyford Industrial Estate
  Dublin 18
  Telephone: 01 431 9829
  Email: web.queries@computershare.ie
  Fax: 01 247 5416

- *If your registered address for the purposes of this Service is in Austria or Germany*

  Computershare GmbH
  Prannerstr. 8
  80333
  Munich
  Telephone: +40 (0)89 30903 625
  Email: register@computershare.de
  Fax: +40 (0)89 30903 112

8.2 All notices and other communications which you send us should be addressed to Computershare at the applicable address listed in section 8.1 above. If you are not sure which contact details apply to you, please contact our Bristol office using the first listed details in section 8.1.

8.3 Any notice or communication which you send us should quote the "Standard Life Share Account" and include the shareholder reference number of your account with the Nominee. Your shareholder reference number is quoted on the statements of holdings which we send you. If we send you notices they will be treated as received by you 20 business days after the date on which they are posted.

8.4 We will assume that any communication which comes from you (or your authorised representative) is from you and we will assume that any document which we receive and which appears to have been signed by you (or your authorised representative), has been. We are entitled to request further information if we believe it is necessary to confirm your instructions.

8.5 If we discover that we have incorrectly debited or credited your Nominee account we reserve the right to correct that account without any reference to you and will notify you of any correction which we make.

8.6 If you change your name or address you should write to us straight away. You should make sure that the arrangements for receiving mail at your address are safe.

8.7 Unless these terms and conditions say otherwise, any instructions, notices or other communications that you or we send under them will only be valid if they are in writing. We may accept voting instructions electronically. In certain circumstances, we may dispense with the requirement to provide notice in writing (for example, so you can give instructions over the telephone).

9. When you can not be traced

9.1 If:

- we have sent documents to your address on three separate occasions and they have been returned, undelivered, or, dividend cheques have been returned undelivered to the Nominee or left uncashed on three occasions in a row; and

- after making reasonable enquiries we cannot find out your current address,

we will not send any more documentation or payments to you until you confirm your current address.

9.2 If:

- after a 12 year period during which at least three dividends have become payable and none have been claimed, we announce that we intend to sell your Shares by placing an advertisement in a leading national newspaper in the UK and in at least one newspaper appearing in the area of your latest address on the Nominee register or the area of the address to which you have instructed notices to be sent;

- during this 12 year period and for three months after the last of the advertisements appear, we have not heard from you or any person who is automatically entitled to your Shares by law; and

- we have told the UKLA and London Stock Exchange that we intend to sell your Shares,

we can sell your Shares at the best price that we can reasonably obtain. The net proceeds of sale of your Shares shall be paid to the Company and, upon receipt of such proceeds, the Company shall become indebted to you, or any person who was automatically entitled to your Shares by law, for the amount of such net proceeds subject to the articles of association of the Company. The money received from the sale of Shares will not be held on trust and no interest shall be payable.

10. Liability and responsibilities:

10.1 We will take all reasonable care in operating the Service and will be responsible to you for any losses or expenses (including loss of Shares) suffered or incurred by you as a result of our or the Nominee's negligence, wilful default or fraud or breach of the agreement formed by these terms and conditions (as amended from time to time) or the negligent or fraudulent acts or omissions or wilful default of the Nominee but not otherwise.

10.2 We accept responsibility for any losses arising from a breach of FSMA, the FSA Rules and any statutory duty, fraud, negligence or other default by us, the Nominee or its/our employees and agents.

10.3 We may also employ other persons as our agents and delegates on such terms as we think fit to carry out any part of our obligations or discretions under these terms and conditions. We will take all reasonable care in the selection and continued use of such persons and accept responsibility for all activities they carry out on our behalf and will be liable for all acts and omissions of such agents and delegates on the same basis as if they were our acts or omissions or those of the Nominee.

10.4 Neither the Company nor any member of the Company's group is acting as our agent or as agent of the Nominee and neither the Company nor any member of the Company's group is responsible for our acts or omission, nor the acts or omissions of the Nominee or any other members of the Computershare group or any delegates and agents appointed in accordance with section 10.3.

10.5 Nothing in these terms and conditions restricts any rights you may have under the FSA Rules and/or FSMA.

10.6 If the Service cannot be provided because of circumstances or events beyond our reasonable control (for example, because of postal delays, industrial disputes or failure of computer systems or telecommunication links) we will take all reasonable steps to bring those circumstances to an end.

10.7 All communication and documents sent to you in relation to the Service will be at your risk.

11. Potential conflict of interest

We will not normally engage in any activities that will give rise to a conflict of interest in respect of any instructions which you give us. However, in order to treat you fairly, we comply with a policy of independence and disregard any interest, relationship or arrangements that may arise and is of interest to us to the extent that it conflicts with your interests in our dealings with you.

12. No security over Shares

Your Shares will not be lent to any third party, nor will your Shares be used by way of collateral or security to borrow money.

13. Changes to these terms and conditions

13.1 We may change these terms and conditions from time to time upon giving you at least 30 days' notice in advance of any such change taking effect. In particular, we may amend these terms and conditions:

- to comply with legal, fiscal and regulatory requirements;
- to rectify errors, inaccuracies and ambiguities or to make them easier to understand; and
- to reflect alterations in the scope and nature of this Service in accordance with, our agreement with the Company, the rules and regulations of CREST and our membership of CREST, changes to our technology or systems capabilities, changes to our administration procedures and having regard to market practice and client demands.

Notwithstanding this, the charges referred to in these terms and conditions may vary from time to time. Charges will not be backdated. You may always obtain up to date details of these terms and conditions by calling us. Our contact details are listed at section 8.

13.2 You may terminate these arrangements immediately upon written notice if you do not agree to the changes made under this section 13. We will then transfer the Shares into your own name and send you a share certificate.

13.3 If we do not enforce a term or condition, this will not affect our right to enforce the rest of the conditions or to enforce that term or condition at another time.

13.4 If we cannot enforce a term or condition, this will not affect our right to enforce the rest of the terms and conditions.

14. Sharing information with others

14.1 You authorise us to provide information concerning you, your Shares and any instructions given by you in relation to your Shares to carefully selected third parties in order to facilitate provision of the Service. Your details will only be disclosed in accordance with the Principles set out in the Data Protection Act 1998:

- to any person if that person has legal or regulatory powers over us or the Nominee;
- to the Company (or any other person carrying out functions in relation to the Service, including CRESTCo Limited) in order to facilitate the provision of the Service; and
- to any person carrying out functions in relation to acting as the registrar of the Company.

14.2 You have the right upon request to view what information we hold on you. We may charge you a small fee for providing you access to this information.

14.3 The Company will have access at all times to the records we hold about you in order to inform you of your rights as a person on whose behalf Shares are held by Nominee, including corporate and other details, and products or services specifically designed for shareholders.

15. Terms and conditions to prevent money laundering and breaches of law/regulation

15.1 We may require evidence of your identity from time to time to comply with money laundering legislation in relation to holding, buying or selling the Shares. Delay or failure to provide satisfactory evidence may result in us refusing to hold Shares for you or in payments to you in connection with your Shares being withheld or a delay or refusal to act in following instructions.

15.2 If we believe that you are breaching money laundering legislation, we may refuse to allow you to participate in the Service and if appropriate may notify the relevant authorities.

15.3 We reserve the right to delay taking any action in relation to the Service or in relation to any particular instructions from you if we consider that we need to do so to obtain further information from you or to comply with any legal or regulatory requirement binding on us (including the obtaining of evidence of identity to comply with money laundering regulations) or to investigate any concerns we may have about your instruction.

16. Joint Holders

16.1 The Nominee will not hold Shares for more than four joint holders. Where the Shares held by the Nominee for you are held for more than one person, references to "you" in these terms and conditions are to each of the joint holders separately as well as jointly and severally. Each such person agrees that:

- all obligations, undertakings and agreements on the part of the Computershare and the Nominee are given to the joint holders taken together and not separately to each of them; and
- all obligations, undertakings, agreements and liabilities arising under or pursuant to these terms and conditions shall constitute joint and several obligations of each joint holder to Computershare (and where relevant, the Nominee).

16.2 We will only accept transfer instructions given by or on behalf of all of the joint holders. We reserve the right to accept other instructions signed by one or more joint holders. In such a case the person(s) giving the instructions warrant(s) to Computershare that he or they have the necessary authority to given such instructions on behalf of all joint holders.

16.3 All notices, other documents and payment sent by us pursuant to these terms and conditions will be sent to the first named holder on the Nominee register and in any case will be treated as sent to all of the other joint holders. It is the responsibility of the holder who receives the notices, documents and payments to notify and account to the other joint holders.

17. Complaints

17.1 We have written procedures in place to help resolve complaints from clients effectively. You can request a copy of these procedures by calling Computershare on the telephone numbers listed in section 8. Computershare Investor Services PLC is authorised and regulated by the FSA. If you have any complaints about the service provided to you, you should write to the following address: Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH. If you are not satisfied with the handling of your complaint by us, you may refer the matter to the Financial Ombudsman Service, details of which are available on request.

17.2 Computershare participates in the UK Financial Services Compensation Scheme, which provides compensation to qualifying investors for losses in the event of our being unable to meet our liabilities to you. Further information can be obtained from the FSA or the UK Financial Services Compensation Scheme.

18. Termination

18.1 You may terminate these arrangements at any time by giving us a written instruction to withdraw all your Shares from the Service in accordance with section 6.

18.2 This agreement will terminate automatically on the termination of the agreement under which we provide Nominee services to the Company.

19. Consequences of Termination

19.1 Termination will be without prejudice to the completion of services already initiated which will be completed expeditiously by us.

19.2 Termination will not affect accrued rights, indemnities, existing commitments or any contractual provision intended to survive termination and will be without penalty or other additional payment.

20. Other terms and conditions

20.1 These terms and conditions will take effect as between you and us from the time the Nominee first holds Shares on your behalf. There is no right to cancel this agreement under a mandatory cooling-off period, but you have a right to terminate this agreement under section 18 above.

20.2 In so far as these terms and conditions constitute a financial promotion for the Nominee service provided by Computershare they have been approved by Computershare for the purposes of Section 21(2)(b) of FSMA.

20.3 Members of the Computershare group of companies cannot give you any investment, taxation or legal advice in connection with the Service.

20.4 Where you receive any Shares pursuant to the Scheme or the Offers or in relation to your holding Shares in this account to which you are not legally entitled (for example, in the event you are over-allocated Shares), you agree to appoint the Nominee as your attorney to do all such acts (including selling the Shares) and execute any documents to sell or transfer your interests in such Shares or the cash proceeds to or to the order of the Company. You will not be paid any money in relation to any such sale or transfer.

20.5 If we no longer wish to hold the Shares for you or if you change your registered address for the provision of this Service and do not provide us with a registered address in a Qualifying Country, we will tell you in writing and give you time to withdraw your Shares from the Service. If you have not done this within the time given, we will arrange for the Shares to be registered in your name and for a certificate to be sent to you at the address registered on our systems. We will not hold certificates for you and the Service will not apply to Shares held in this form. In these circumstances there will be no charge in connection with the transfer of Shares into your name.

20.6 The terms and conditions of this Service are binding upon your successors, executors, administrators and other legal representatives.

20.7 We will not offer the Services to any corporate body other than to corporate bodies incorporated in Austria or Germany which receive Shares pursuant to the Scheme or the Offers.

20.8 Nothing in these terms and conditions is intended to benefit a third party other than the Nominee and, in respect of section 10.4 only, the Company and any member of the Company's group. Any provision which is for our benefit or confers a benefit on the Nominee shall be enforceable not only by us but by the Nominee under the Contract (Rights of Third Parties) Act 1999. Section 10.4 is intended to confer a benefit on the Company and/or any member of the Company's group and shall be enforceable by the Company and/or any member of the Company's group under the Contract (Rights of Third Parties) Act 1999. The terms and conditions may be changed or rescinded without the consent of the Nominee.

20.9 These terms and conditions are supplied in the English language and all communications relating to this Agreement shall be in English.

20.10 These terms and conditions are governed by English law. Any dispute will be dealt with by the English courts.

21. Charges

Item	United Kingdom	Republic of Ireland	Germany and Austria
Certificated Withdrawal and Deposit	£12	€15	€15
Uncertificated Withdrawal and Deposit	£15	€22	€22
Duplicate Cheque (over £50)	£15	€22	€22
Duplicate Statement	£15	€22	€22
Duplicate Tax Voucher	£15	€22	€22
Small Estates (Value of Shares is between £100 - £15,000)	£65	€95	€95

These charges are based on Pound Sterling prices and are inclusive of VAT. The fees payable in Germany, Austria and the Republic of Ireland are therefore subject to change depending on the prevailing Pounds Sterling to euro exchange rate.

Contact us

This *share guide* and the instructions on your forms are designed to answer your questions and help you to fill in your chosen form.

If you still have questions once you have read them, please contact your local dedicated helpline on the relevant telephone number listed below, giving the reference number at the top of your *covering letter.*

The helpline team cannot provide advice but will be able to answer general questions on how to complete the form(s).

UK	Republic of Ireland
0845 275 3000	LoCall 1 890 946 334
or +44 131 270 9060	or +44 131 270 9062
www.standardlife.com	www.standardlife.ie

Lines are open from 8.30am to 5.30pm, Monday to Friday. Saturday and Sunday 9.00am to 1.00pm

Germany	Austria
01802 - 00 12 55	0810 - 53 00 45
www.standardlife.de	www.standardlife.at

Lines are open from 8.30am to 6.00pm, Monday to Friday

If you have lost your pre-paid envelope or are returning your form by courier or by hand, you can send your form to the relevant address listed below:

UK	Republic of Ireland
Computershare Investor Services PLC	Computershare Investor Services (Ireland) Limited
The Pavilions	Heron House
Bridgwater Road	Corrig Road
Bristol	Sandyford Industrial Estate
BS13 8ZX	Dublin 18

Germany and Austria
Computershare GmbH
Prannerstr. 8
80333
Munich

Standard Life Bank Limited*, registered in Scotland (SC173685)
and Standard Life plc, registered in Scotland (SC286832).

Standard Life House, 30 Lothian Road, Edinburgh, EH1 2DH. 0131 225 2552
*Authorised and regulated by the Financial Services Authority.
Calls may be recorded/monitored. www.standardlife.com

UKSCG 606 2,200M

Printed by Polestar Group, Nottingham & RR Donnelley, London 59203

Standard Life group

Press release

STANDARD LIFE

For immediate release

Standard Life Launches Share Offers

15 June 2006

Today, Standard Life plc has published its Prospectus and launched its Share Offers. This follows the overwhelming vote in support of Standard Life's proposal for demutualisation and flotation at the Special General Meeting held on 31 May 2006 and subsequent approval from the Court of Session in Scotland. The Prospectus includes details of the Preferential Offer, Institutional Offer and Retail Offer. Standard Life has also begun sending the Prospectus Summary, Share Guide and application forms giving details of the Preferential Offer to over 5 million members and customers.

Standard Life Chairman, Sir Brian Stewart, commented:

"It gives me great pleasure to launch the Share Offers of Standard Life. Today, we have published an updated price range which reflects present market conditions. We expect to confirm the final prices of the offers by 9 July. We consider this flotation to be a great opportunity for the group. Eligible Members can now choose to keep their shares, keep them and buy more, or sell. I hope our Members, customers and employees will take advantage of the Preferential Offer to share further in our future.

"Early indications suggest that there is strong interest in Standard Life coming to the stock market and we look forward to welcoming our members and customers as shareholders in Standard Life plc, alongside institutional and retail investors."

Highlights:

- The price range for the Institutional Offer and the Retail Offer is 210p to 270p (the "Offer Price"). Based on this range, the expected market capitalisation of Standard Life plc at flotation will be £4.35 bn to £5.25bn. This will make Standard Life plc eligible for inclusion in the FTSE 100 Index.
- The price range for the Preferential Offer is 199.5p to 256.5p, a 5% discount to the Offer Price.
- Eligible Members, policyholders, certain other customers and employees of the group will be entitled to participate in the Preferential Offer at this discounted price and to receive one bonus share for every 20 held continuously for a full year after flotation.
- Holders of Demutualisation and Employee Shares for a full year after flotation will also be eligible to receive one bonus share for every 20 held continuously for that period.
- The Institutional Offer will be marketed to institutional investors in the UK, Europe and to Qualified Institutional Buyers in the US

- Members of the public in the United Kingdom will be able to participate in the Retail Offer at the Offer Price.
- The Offers are expected to raise £1.1 billion of net new capital for the group.
- Preferential Offer and Retail Offer applications must be received by 10.00 a.m. on Wednesday, 5 July 2006. The final Offer Price and Preferential Offer Price, and the basis of allocation under the Offers, are expected to be announced on or before 9 July 2006.
- It is expected that admission to the Official List will become effective on 10 July 2006.
- The Company expects to pay its first dividend in respect of the second half of 2006 of 5.4p per share, payable in May 2007.

Chief Executive Sandy Crombie said:

"The Prospectus which we have issued today highlights Standard Life's significantly improved performance, the strengths of our business, and the opportunities that exist for the group in the future. Our recent results demonstrate the momentum in our business. We made a strong start to 2006 and we are well positioned for the remainder of the year. We believe the capital raising we are undertaking will allow the group to make the most of our opportunities and create value for shareholders."

Merrill Lynch International and UBS Limited are acting as Joint Sponsors, Joint Global Co-ordinators and Joint Bookrunners to the Offers. Citigroup Global Markets U.K. Equity Limited and JPMorgan Cazenove Limited are Co-lead Managers.

Ends

For further information please contact:

Media:			
Scott White	0131 245 5422 / 07712 485 738		
Barry Cameron	0131 245 6165 / 07712 486 463		
Emma Wylie	0207 872 4154 / 07712 486 444		
Neil Bennett (Maitland)	0207 379 5151 / 07900 000 777		
Equity Investors:			
Gordon Aitken	0131 245 6799		
Gillian Bailey	0131 245 1110		
Debt Investors:			
John Cummins	0131 245 5195		
Georgina Marshall	0131 245 9798		
Merrill Lynch International:	020 7628 1000	UBS Limited:	020 7567 8000
Matthew Greenburgh		Ian Gladman	
Rupert Hume-Kendall		Chris Smith	
Henrietta Baldock		Tim Waddell	

Notes to Editors:

1. Details of the Offers and the Prospectus are published in electronic form and are available on the group's website at www.standardlife.com, subject to restrictions.

2. Defined terms have the meanings given to them in the Prospectus.

3. From 13 April 2006 to the close of business on 14 June the FTSE 100 Index has declined by over 8% and the FTSE life insurance sector index has declined by 15%.

This announcement is not for distribution in the United States, Japan, Australia or any other jurisdiction where such distribution would be illegal. The information contained in this announcement does not constitute an offer for sale of securities in the United Kingdom, Ireland, the United States, Japan, Australia or any other jurisdiction, nor does it constitute a public exchange or tender offer in any such jurisdiction. The securities referred to herein may not be offered or sold, directly or indirectly, into the United States unless they are registered under the U.S. Securities Act of 1933, as amended, or exempt from registration. The Company does not intend to register the securities referred to herein in the United States. No money, securities or other consideration is being solicited and, if sent in response to the information contained herein, will not be accepted.

Certain statements, beliefs and opinions in this announcement, including those related to the business target, are forward-looking, which reflect Standard Life's or, as appropriate, Standard Life's directors' current expectations and projections about future events. These statements typically contain words such as "anticipate", "assume", "believe", "expect", "plan", "target", "intend" and words of similar substance. By their nature, forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. Statements contained in this document regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Standard Life does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by law or by an appropriate regulatory authority. You should not place undue reliance on forward-looking statements, which speak only as of the date of this announcement.

The contents of this press release, which have been prepared by and are the sole responsibility of Standard Life plc, have been approved solely for the purposes of distribution in the United Kingdom for the purposes of section 21 of the Financial Services and Markets Act 2000 by Merrill Lynch International and UBS Limited, both of whom are authorised and regulated in the United Kingdom by the Financial Services Authority. Merrill Lynch International can be contacted at Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ and UBS Limited can be contacted at 1 Finsbury Avenue, London EC2M 2PP.

Each of Merrill Lynch International, UBS Limited, Citigroup Global Markets U.K. Equity Limited and JPMorgan Cazenove Limited are acting exclusively for the Company and no one else in connection with the Offers. None of Merrill Lynch International, UBS Limited, Citigroup Global Markets Limited and JPMorgan Cazenove Limited regard any other person (whether or not a recipient of this announcement) as their respective clients in relation to the Offers and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients nor for giving advice in relation to the Offers or any transaction, arrangement or other matter referred to in this press release.

Offer Statistics

Indicative Offer Price Range per Ordinary Share[1]	210 pence – 270 pence
Indicative Preferential Offer Price Range per Ordinary Share[1]	199.5 pence –256.5 pence
Total number of Demutualisation Shares[8]	1,472 million
Total number of Employee Shares[2,8]	2 million
New Shares to raise capital for the Standard Life Group[3,4,5,7]	529 million
Maximum number of Ordinary Shares subject to the Over-allotment Arrangements[9]	79 million
Total number of Ordinary Shares in issue following Admission[3]	2003 million
Market capitalisation of Standard Life plc at the Offer Price[3,6]	£4.8 billion
Estimated net proceeds receivable by Standard Life plc[3,7]	£1.1 billion

1. The Offer Price and the Preferential Offer Price (as the case may be) may be set within, above or below the Offer Price Range and the Preferential Offer Price Range (as the case may be).

2. Assuming that 185 Ordinary Shares are allocated per Eligible Employee to a total of 10,800 Eligible Employees.

3. Assumes that no Over-allotment Shares are issued pursuant to the Over-allotment Arrangements.

4. May be increased or decreased at the discretion of the Company in consultation with Merrill Lynch International and UBS Limited.

5. For the purposes of providing this statistic only, the assumption has been made that new Ordinary Shares worth approximately £800 million at the mid-point of the Preferential Offer Price Range will be issued in the Preferential Offer and new Ordinary Shares worth £426 million at the mid-point of the Offer Price Range will be issued in the Institutional Offer and the Retail Offer.

6. Assumes that the Offer Price and the Preferential Offer Price are set at the mid-point of the relevant Price Range. The market capitalisation of the Company at any given time will depend on the market price of the Ordinary Shares at that time. There can be no assurance that the market price of an Ordinary Share will be equal to or exceed the Offer Price.

7. The estimated net proceeds receivable by the Group are stated after the deduction of underwriting commissions and other estimated fees and expenses incurred in connection with the initial public offering of approximately £65 million and amounts used to fund payments of approximately £61 million of demutualisation entitlements to Non-Permitted Country Members who are not entitled to Demutualisation Shares.

8. The Demutualisation Shares and the Employee Shares are not being issued under the Offers.

9. Assumes that 529 million New Shares are included in the Offers based on the mid-point of the Offer Price Range.

Further Details

1. Introduction to the demutualisation and flotation proposal

1.1 Overview

At a special general meeting on 31 May 2006, eligible members of The Standard Life Assurance Company ("SLAC") approved the proposal to demutualise (the "Proposal") and on 9 June 2006 the Court of Session in Scotland (the "Court") sanctioned SLAC's demutualisation scheme (the "Scheme").

Under the Proposal, the Company will issue approximately 1,472 million Ordinary Shares ("Demutualisation Shares") to certain eligible with-profits policyholders ("Eligible Members") in Austria, Canada, the Channel Islands, Germany, Ireland, the Isle of Man and the UK ("Permitted Countries"), approximately 2 million Ordinary Shares ("Employee Shares") in a free share allocation to certain Group employees and will raise £1.1 billion of net new capital for the Group through the following offers (the "Offers"):

- The Preferential Offer to Eligible Members (other than those not resident in the Permitted Countries ("Non-Permitted Country Members")), certain other customers of the Group and certain Group employees on preferential terms, including at a discount to the price in the Institutional and Retail Offers;
- The Institutional Offer to institutional investors in the UK, the United States, other EU states and elsewhere; and
- The Retail Offer to other investors in the UK.

Only persons who hold Demutualisation Shares, Employee Shares or Ordinary Shares issued to them under the Preferential Offer at the Preferential Offer Price will be eligible to receive one additional Ordinary Share (a "Bonus Share") for every 20 Ordinary Shares that they hold continuously up to and including the first anniversary of Admission (anticipated to be 10 July 2007).

The Ordinary Shares which are the subject of the Offers comprise:

- Demutualisation Shares of Eligible Members who have chosen to sell them at flotation through the Initial Share Sale Facility (discussed below); and
- New Ordinary Shares to be issued by the Company.

The latest time and date for receipt of application forms for participation in the Preferential Offer and the Retail Offer is 10.00 a.m. on Wednesday 5 July 2006. Any application to acquire Ordinary Shares under the Preferential Offer will be irrevocable once received and accepted unless, before the Ordinary Shares have commenced trading and the allocations of Ordinary Shares have been notified to investors, the Company is required to publish a supplementary prospectus. This obligation will arise if the Offer Price finally determined is outside the relevant indicative price range. In this event, investors will have at least two working days from publication of such supplementary prospectus to withdraw their applications.

The Offers are conditional on the Scheme becoming effective and Admission occurring with Admission expected to occur, and dealings on the London Stock Exchange expected to commence, at 8.00 a.m. (London time) on 10 July 2006.

1.2 Offer structure

The relative size of the Offers will be determined at the Company's discretion, following consultation with Merrill Lynch International and UBS Limited. Priority will be given to applicants in the Preferential Offer, subject to scale-back. If there is heavy demand for Ordinary Shares, applicants may be allocated Ordinary Shares having a value which is less than the sum they applied for and the allocation policy may favour smaller applications.

The Preferential Offer is subject to a minimum application of £1,000 and a maximum allocation of £50,000 per person in Ordinary Shares at the Preferential Offer Price (as explained below).

Subject to certain conditions and the Joint Global Co-ordinators entering into a purchase agreement with the Company following determination of the Offer Prices (defined below), the Offers will be underwritten by the Joint Global Co-ordinators and Co-lead Managers, and Merrill Lynch International, as stabilising manager, may subscribe for additional Ordinary Shares at the Offer Price representing up to 15% of the new shares issued in the Offers ("Over-allotment Shares").

1.3 Pricing

The Offer Price and Preferential Offer Price (together, the "Offer Prices") will be determined by the Company in consultation with Merrill Lynch International and UBS Limited. The Offer Prices are expected to be announced by 9 July 2006.

It is expected that:

- The Offer Price will be in the range of 210 pence to 270 pence per Ordinary Share (the "Offer Price Range"); and
- The Preferential Offer Price will be at a discount of 5% to the Offer Price and will be in the range of 199.5 pence to 256.5 pence per Ordinary Share (the "Preferential Offer Price Range" and together with the Offer Price Range, the "Price Ranges").

The Offer Prices eventually determined may be outside these indicative price ranges. If the Price Ranges change on or before 9 July 2006, the revised Price Ranges will be announced and advertised as soon as possible. A number of factors will be taken into consideration in determining the Offer Price, including market conditions, the number of Demutualisation Shares offered for sale through the Initial Share Sale Facility, demand under the Offers, the prices bid to acquire Ordinary Shares in the Institutional Offer and the desire to establish an orderly after-market in the Ordinary Shares. Therefore, the Offer Price will not necessarily be the highest price at which all of the Ordinary Shares in each of the Offers could be sold.

1.4 The Initial Share Sale Facility

Eligible Members will be able to have all, but not some, of their Demutualisation Shares sold on Admission at the Offer Price (subject to a fixed £10 or €15 administrative charge unless the Eligible Member is resident in Canada or a trustee of certain occupational pension schemes) through the Initial Share Sale Facility. Eligible Members who elect to do this will not be eligible to apply for Ordinary Shares under the Preferential Offer or to receive Bonus Shares.

Alternatively, Eligible Members may choose to sell their Ordinary Shares following Admission through the Company's share dealing service, a stockbroker or other share dealing service.

2. Use of proceeds

Of the £1.1 billion of net new capital that the Company expects to raise on flotation, approximately £800 million of the proceeds will be allocated to Standard Life Assurance Limited ("SLAL") and is committed to support capital adequacy and the financing of new business and the remaining £300 million will be used for general corporate purposes.

3. Dividend policy

The Directors' objective is to pay a progressive dividend which will take account of the long-term earnings and cash flow potential of the Group.

The Company's first dividend in respect of the period from Admission to 31 December 2006, payable in May 2007, is expected to be approximately £109 million in aggregate, equating to approximately 5.4 pence per Ordinary Share on the basis of 2,003 million Ordinary Shares assumed to be in issue at Admission. This dividend is likely to represent approximately one half of the total dividend which the Directors would have expected to recommend for 2006 had the Company been listed throughout the year.

Thereafter it is intended that interim dividends will be paid in November and final dividends in May each year. The interim dividend is expected to represent approximately one third of the expected total annual dividend.

4. The business of the Group

The Group is a financial services group whose principal activities consist of the provision of life assurance and pensions, investment management, banking and healthcare insurance products.

The Group is one of the largest life assurance and pensions providers in the UK, with net earned premiums (£3.5 billion) and deposits received under investment contracts (£6.9 billion) totalling £10.4 billion for the financial period between 1 January 2005 and 31 December 2005 ("FY 2005").

Life assurance and pensions

The Group's UK life assurance and pensions business ("UKL&P") has a significant position in its market, having written £908 million of new business Annual Premium Equivalent ("APE") (the total of new annualised regular premiums plus 10% of single premiums written during the applicable period) in 2005, representing a market share of 8.4%. UKL&P's share of new business APE written through Independent Financial Advisers in 2005, the principal distribution channel for UK life assurance and pensions products, was 11.1%.

The Group is the fourth largest life assurance and pensions provider in Canada, with new business APE of £184 million in FY 2005.

The Group also has life assurance and pensions operations in Germany (covering Austria), Ireland and Hong Kong and interests in life assurance and pensions joint ventures in India and China.

Investment management

The Group's investment management company, Standard Life Investments Limited ("SLI"), manages assets for the Group and third parties and has a record of strong investment performance. Total funds managed by SLI were £124.8 billion at 31 March 2006. At 31 December 2005, SLI was the 6th largest UK domiciled fund manager and managed 1.8% of the UK listed equity market and 4.1% of the UK listed government and corporate bond market. Third party funds under management have grown from £5.3 billion at 15 November 1998 to £31.2 billion at 31 March 2006.

Banking

Standard Life Bank Limited offers a range of mortgages and retail savings products in the UK. It managed mortgage balances of £10.6 billion at 31 December 2005.

Healthcare

The Group's UK private medical insurance ("PMI") business, Standard Life Healthcare Limited, is one of the largest UK PMI providers.

5. Repositioning and transformation of the Group

In early 2004, against the background of adverse market conditions which reduced investment returns and the level of group capital, a decline in popularity of with-profits products and regulatory changes requiring some life assurance groups to hold more capital, the Group appointed a new Group Chief Executive and undertook a strategic review of its businesses both in the UK and overseas. This review concluded that the Group had a fundamentally good portfolio of businesses, but, in particular, profitability in UKL&P needed to be addressed. The Board subsequently decided, amongst other things, that it was in the interests of members, policyholders and the business for SLAC to work towards demutualisation and flotation, which would provide access to external equity capital to fund the development of the Group's business.

Since this review, a number of steps have been implemented to reposition the Group, including:

- Repricing products and managing the Group's capital more effectively by placing greater emphasis on more profitable products using less capital, including shifting from regular premium to single premium products and reducing the number of products written with guarantees;
- Changing the commission structure on pension products to improve profitability;
- Diversifying the Group's distribution channels;
- Reducing costs, primarily through process efficiencies and reducing headcount by some 3,000 jobs in the UK;
- Lowering investment risk and capital requirements by reducing the exposure to equity assets backing SLAC's with-profits business;
- Improving financial strength by issuing subordinated debt;

- Focusing the Group's business units on profit generation; and

- Strengthening the management team, including the appointment of new executive directors.

The above actions contributed to significant financial improvements and on the basis that the Group had operated under the post-demutualisation structure:

- Group European Embedded Value ("EEV") increased to £3,744 million at 31 December 2005 from £2,964 million at 31 December 2004;

- New business contribution (a measure of the value of new life assurance and pensions business being written) ("NBC") improved to a profit of £33 million for FY 2005 from a loss of £132 million for the financial period between 16 November 2003 and 31 December 2004 ("FY 2004") and further improved to a profit of £30 million for the three months ended 31 March 2006 ("Q1 2006");

- EEV operating profits before tax increased to £395 million for FY 2005 from £180 million for FY 2004; and

- Profit attributable to shareholders was £30 million for FY 2005 compared to a loss of £456 million for FY 2004 on the basis of International Financial Reporting Standards ("IFRS").

The Board is committed to continuing this business transformation and is focused on achieving further profitable growth and creating increasing value for shareholders.

As previously announced, the Directors received approaches relating to potential transactions, including requests to take significant shareholdings in the Company and an approach involving an all share merger with SLAC. The Directors concluded that these potential transactions were not in the best interests of members, policyholders and the business.

6. Strengths and strategy

6.1 Key strengths

The Directors believe that the key strengths of the Group are as follows:

- Approximately 7 million customers, of which over 5 million are in the UK, ranging from private individuals to large corporate clients;

- A long established and well-recognised life assurance and pensions brand in the UK and a well known brand in Canada, with a strong reputation among financial intermediaries;

- In its core UK and Canadian markets, the Group has particular strength in the products and distribution channels relating to life assurance, pensions and other long-term savings and investment products, including:

  - An extensive range of financial products and services, a number of which include innovative features, with the aim of meeting customers' financial requirements throughout their lives;

  - A strong position in retirement provision; and

- The Group's existing book of business providing opportunities to write profitable new business and thereby develop further its customer relationships;

- Strong distribution capability through intermediaries;
- High quality customer service;
- Integrated, flexible customer IT systems;
- Established operations in Germany and Ireland and developing life assurance and pensions joint ventures in India and China; and
- SLI has established a reputation for delivering strong investment performance through its active investment approach, with an increasing proportion of its business from third party institutional and retail investors.

6.2 Strategy

The Group's objective is to create a leading savings and investments business which generates increasing value for shareholders. The strategy to achieve this exploits the Group's strengths to capitalise on evolving market opportunities. These opportunities include:

- Demographic trends resulting in significant demand for pensions, life assurance, savings and investment products before and during retirement;
- Increasingly discerning customers who want the ability to build their own product portfolios, with service convenience;
- The increasing transfer of retirement provision from governments and companies to individuals;
- Regulatory and technological developments making new products and services possible; and
- The convergence of insurance and investment, creating opportunities for new "hybrid" products.

The key elements of the Group's strategy are:

- Develop valuable customer relationships and realise the potential of the brand:

The Group aims to capitalise on the strength of its brand to be the provider of choice for its customers' financial needs throughout their lives. It will focus on building deeper and longer lasting customer relationships.

- Evolve a product portfolio that drives profitability and the value of new business:

The Group is focusing on higher margin, less capital-intensive, fee-based products which reduce the Group's exposure to investment risk. The Group also aims to evolve from a provider of packaged products into a product and services provider with its self-invested personal pension ("SIPP") and Wrap investment platform, to extend the Group's product reach and to strengthen relationships with distributors and customers.

- Build and diversify existing distribution channels:

The Group aims to strengthen its position in independent intermediated distribution in the UK and Canada as well as to diversify its distribution channels by winning further multi-tie positions with leading distributors, developing its relationships with corporate partners, extending its insurance "wrappers" to third party products and enhancing its direct distribution and e-commerce capabilities.

- Extend operational capabilities and exploit high quality customer service:

The Group intends to streamline further its operational processes and enhance efficiency to reduce costs and further improve the service it provides. It will also continue to use technology to offer a wider range of services to its distributors and customers.

- Enhance position in core markets and develop organically in existing overseas markets:

The Group intends to drive profit and exploit synergies in its mature markets (the UK, Canada, Germany and Ireland) and to develop in the Indian and Chinese markets where it has joint ventures.

- Leverage investment management expertise:

SLI aims to continue to grow its third party funds under management through its active investment approach and its strong investment record. It is also continuing to develop its investment infrastructure to handle increased business volumes in a cost-effective manner.

- Drive profit and use capital effectively to create shareholder value:

The Group aims to continue the repositioning of its business and realise its growth potential by:

- Actively managing its existing book of business and delivering value by writing profitable new business, including increased contributions to group pension schemes from existing members and new entrants to existing group schemes;

- Further reducing its unit costs through the implementation of operational efficiencies and the effective use of technology;

- Focusing on product profitability and efficient use of capital; and

- Building stronger customer relationships by providing a wider range of products and services, with the intention of achieving the following financial targets:

- Additional annual cost savings of £30 million in the Group's UK life assurance and pensions operations by the end of 2007; and

- A post-tax operating return on opening embedded value of 9% to 10% in 2007 and increasing thereafter.

There can be no assurance that the Group will be able to achieve these targets as they are necessarily based on a number of assumptions, estimates and factors, some of which are beyond the Group's control. See "Risk Factors" below and "Forward-Looking Statements" in the Registration Document.

7. Current trading and prospects

The Directors believe that the Group has made a strong start to 2006 and is well positioned for the remainder of 2006. The Q1 2006 new business results demonstrate the continued momentum in, and success of, the Group's repositioning initiatives to deliver profitable growth. New business contribution (NBC) for the Group was £30 million for Q1 2006, compared to £33 million for FY 2005.

UKL&P APE sales in Q1 2006 increased by 13% to £263 million compared to Q1 2005, with particularly good performance from single premium investment products. Worldwide insurance APE sales increased by 7% to £342 million compared to Q1 2005, reflecting the strong UK performance, steady group savings and retirement sales in Canada and strong sales in Ireland offset by an expected decline in sales in Germany. SLI delivered strong Q1 2006 performance with gross investment sales up 141% to £2,451 million.

8. Selected summary financial information

The selected financial information contained in this section has been extracted without material adjustment from Part VIII, Part X and Part XII of the Registration Document.

The Group changed its financial year-end reporting date during 2004 from 15 November to 31 December. As a result, the financial information for FY 2004 included in this section, unless otherwise noted, shows results over 13.5 months while other periods show results over 12 months.

The Group's results presented on the basis of IFRS and EEV principles have been shown as though the Group had operated under the post-demutualisation structure during FY 2004 and FY 2005, but exclude the impact of the £1.1 billion of net new capital that is expected to be raised through the Offers.

8.1 Historical Financial Information ("HFI")

Since 2005, the Group has reported its results under IFRS. The summary income statement below includes HFI for FY 2005 and FY 2004 presented on the basis of IFRS and the provisions of the Scheme.

	FY 2005 12 months £ million	FY 2004 13.5 months £ million
Life assurance and pensions:		
UK	(225)	(394)
Europe and other	74	(151)
Canada	154	165
Minority interest	83	33
Profit/(loss) before tax attributable to shareholders – L&P operations including minority interest	**86**	**(347)**
Investment management	44	21
Banking	15	(13)
Healthcare and general insurance	7	(1)
Profit/(loss) before tax attributable to shareholders and minority interest	**152**	**(340)**
Tax attributable to shareholder profits	(39)	(83)
Profit/(loss) for period	**113**	**(423)**
Profit attributable to minority interest	83	33
Profit/(loss) attributable to shareholders	**30**	**(456)**

The loss attributable to shareholders, calculated on the basis of the post-demutualisation structure for the 12 months to 15 November 2003, and presented on the basis of UK Generally Accepted Accounting Principles, was £402 million.

8.2 European Embedded Value ("EEV")

EEV measures the value of the net assets of the business that will be owned by shareholders of the Company following demutualisation plus the present value of future profits expected to arise from inforce long-term insurance policies where these future profits are attributable to shareholders under the Scheme. EEV is a commonly used industry measure for life assurance companies.

Summarised statement of EEV of the Group:

	As at 31 December 2005 £ million	As at 31 December 2004 £ million	As at 15 November 2003 £ million
Covered Business [1]:			
Present value of in-force			
- UK	2,399	1,955	1,633
- Europe and other	303	312	145
- Canada	406	198	148
Time value of options and guarantees ("TVOG") [2]			
- UK and Europe	(200)	(170)	(159)
- Canada	(19)	(14)	(14)
Total value of in-force	2,889	2,281	1,753
Net assets	712	606	1,054
Total EEV of Covered Business	**3,601**	**2,887**	**2,807**
Net assets of Non-Covered Business [3]			
Investment management	105	71	57
Banking	284	260	275
Healthcare and general insurance	73	72	75
Other	128	96	147
Pension fund deficit	(228)	(248)	(221)
Mark to market of subordinated debt	(219)	(174)	(122)
Total Group EEV	**3,744**	**2,964**	**3,018**

(1) The Group's "Covered Business" is the business of its life assurance and pensions operations in the UK, Europe and other (including Asia) and Canada and the present value of future profits and losses from SLI arising on its management of funds relating to the life assurance and pensions businesses. The operations of Asia have been included in the EEV at IFRS net asset values.
(2) An allowance for the TVOG is required where a financial option exists which affects policyholder benefits and is exercisable at the option of the policyholder.
(3) Net assets of the Non-Covered business are stated on an audited IFRS basis.

Group profitability on an EEV basis:

	FY 2005 12 months £ million	FY 2004 13.5 months £ million
Covered Business:		
Group new business contribution	33	(132)
Expected return on in-force business	341	338
Experience variances	43	67
Operating assumption changes[1]	37	7
EEV operating profit before tax	**454**	**280**
Non Covered Business:		
Investment management	24	9
Banking	15	(13)
Healthcare and general insurance	7	(1)
Other[2]	(105)	(95)
EEV operating profit before tax	**395**	**180**
Long term investment return and tax variances	231	61
Movement in TVOG	(44)	(16)
Effect of economic assumption changes	232	(16)
Movement in pension fund deficit	19	(34)
Movement in value of subordinated debt	(63)	(75)
EEV profit before tax	**770**	**100**
Attributed tax	(235)	(52)
Total EEV profit after tax	**535**	**48**

(1) Operating assumption changes include maintenance cost improvements of £339 million in FY 2005 and £144 million in FY 2004, largely offset by the impact of mortality reserve strengthening of £291 million in FY 2005 and £128 million in FY 2004. The strengthening mainly relates to annuities.

(2) Includes corporate centre costs of £58 million in FY 2005 (£38 million in FY 2004), net interest on subordinated debt of £28 million in FY 2005 (£25 million in FY 2004) and net losses from other Group non-life and pensions companies of £19 million in FY 2005 (£32 million in FY 2004).

SC286832

The Companies Act 1985 (as Amended)

STANDARD LIFE PLC
(the "Company")

The following resolutions were passed at an Extraordinary General Meeting of the Company held on 30 May 2006, of which Resolution 4 was an ordinary resolution and Resolutions 1, 2, 3, 5, 6 and 7 were resolutions having effect as special resolutions:

1. That the articles of association contained in the document produced to the meeting and for the purpose of identification signed by the chairman thereof be approved and adopted as the articles of association of the Company respectively in substitution for and to the exclusion of all existing articles of association thereof.

RECEIVED 2006 JUL 13 P 3:33 OFFICE OF INTERNATIONAL CORPORATE FINANCE

2. That the memorandum of association of the Company be amended by:

   (a) the deletion of paragraphs 1 and 2 of clause IV;

   (b) the insertion of the following text as paragraphs (A) to (U) of clause IV:

      (A) To carry on business as a general commercial company and to carry on any trade or business whatsoever.

      (B) To acquire any estate or interest in and to take options over, construct, develop or exploit any property, real or personal, and rights of any kind and the whole or any part of the undertaking, assets and liabilities of any person and to act as a holding company.

      (C) To provide services of all descriptions.

      (D) To lend money and grant or provide credit and financial accommodation to any person and to deposit money with any person.

      (E) To invest money of the company in any investments and to hold, sell or otherwise deal with investments or currencies or other financial assets.

      (F) To enter into any arrangements with any government or authority or person and to obtain from any government or authority or person any legislation, orders, rights, privileges, franchises and concessions.

      (G) To borrow and raise money and accept money on deposit and to secure or discharge any debt or obligation in any manner and in particular (without prejudice to the generality of the foregoing) by mortgages of or charges upon all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by the creation and issue of securities.

(H) To enter into any guarantee, contract of indemnity or suretyship and in particular (without prejudice to the generality of the foregoing) to guarantee, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by both such methods or in any other manner, the performance of any obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums interest dividends and other moneys payable on or in respect of any securities or liabilities of, any person, including (without prejudice to the generality of the foregoing) any company which is at the relevant time a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company.

(I) To amalgamate or enter into partnership or any profit-sharing arrangement with, or to co-operate or participate in any way with, or to take over or assume any obligation of, or to assist or subsidise any person.

(J) To sell, exchange, mortgage, charge, let, grant licences, easements, options and other rights over, and in any other manner deal with, or dispose of, all or any part of the undertaking, property and assets (present and future) of the company for any or for no consideration and in particular (without prejudice to the generality of the foregoing) for any securities or for a share of profit or a royalty or other periodical or deferred payment.

(K) To issue and allot securities of the company for cash or in payment or part payment for any real or personal property purchased or otherwise acquired by the company or any services rendered to the company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose, and to give any remuneration or other compensation or reward for services rendered or to be rendered in placing or procuring subscriptions of, or otherwise assisting in the issue of, any securities of the company or in or about the formation of the company or the conduct or course of its business.

(L) To establish or promote, or concur or participate in establishing or promoting, any company, fund or trust and to subscribe for, underwrite, purchase or otherwise acquire securities of any company, fund or trust and to act as director of and as secretary, manager, registrar or transfer agent for any other company and to act as trustee of any kind and to undertake and execute any trust and any trust business (including the business of acting as trustee under wills and settlements and as executor and administrator).

(M) To pay all the costs, charges and expenses preliminary or incidental to the promotion, formation, establishment and incorporation of the company, and to procure the registration or incorporation of the company in or under the laws of any place outside England.

(N) To the extent permitted by law, to give financial assistance for the purpose of the acquisition of shares of the company or any company which is at the relevant time the company's holding company or subsidiary or another subsidiary of any such holding company or for the purpose of reducing or discharging a liability incurred for the purpose of such an acquisition.

(O) To grant or procure the grant of donations, gratuities, pensions, annuities, allowances or other benefits, including benefits on death, to, or purchase and maintain any type of insurance for or for the benefit of, any directors, officers or employees or former directors, officers or employees of the company or any company which at any time is or was a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company or of any predecessor in business of any of them, and to the relations, connections or dependants of any such persons, and to other persons whose service or services have directly or indirectly been of benefit to the company or whom the board of directors of the company considers have any moral claim on the company or to their relations, connections or dependants, and to establish or support any funds, trusts, insurances or schemes or any associations, institutions, clubs or schools, or to do any other thing likely to benefit any such persons or otherwise to advance the interests of such persons or the company or its members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of such persons or the company or its members or for any national, charitable, benevolent, educational, social, public, political, general or useful object.

(P) To cease carrying on or to wind up any business or activity of the company, and to cancel any registration of and to wind up or procure the dissolution of the company in any state or territory.

(Q) To distribute any of the property of the company among its creditors and members or any class of either in cash, specie or kind.

(R) To do all or any of the above things or matters in any part of the world and either as principals, agents, contractors, trustees or otherwise and by or through trustees, agents or otherwise and either alone or in conjunction with others.

(S) To carry on any other activity and do anything of any nature which in the opinion of the board of directors of the company is or may be capable of being conveniently carried on or done in connection with the above, or likely directly or indirectly to enhance the value of or render more profitable all or any part of the company's undertaking property or assets or otherwise to advance the interests of the company or of its members.

(T) To do any other thing which in the opinion of the board of directors of the company is or may be incidental or conducive to the attainment of the above objects or any of them.

(U) In this clause "**company**", except where used in reference to this company, shall include any partnership or other body of persons, whether incorporated or not incorporated, and whether formed, incorporated, domiciled or resident in the United Kingdom or elsewhere, "**person**" shall include any company as well as any other legal or natural person, "**securities**" shall include any fully, partly or nil paid or no par value share, stock, unit, debenture, debenture or loan stock, deposit receipt, bill, note, warrant, coupon, right to subscribe or convert, or similar right or obligation, "**and**" and "**or**" shall mean "**and/or**" where the context so permits, "**other**" and "**otherwise**" shall not be construed ejusdem generis where a wider construction is possible, and the objects specified in the different paragraphs of this clause shall not, except where the context expressly requires, be in any way limited or restricted by reference to or inference from the terms of any other paragraph or the name of the company or the nature of any trade or business carried on by the company, or by the fact that at any time the company is not carrying on any trade or business but may be carried out in as full and ample a manner and shall be construed in as wide a sense as if each of those paragraphs defined the objects of a separate distinct and independent company.

(c) the deletion of the following paragraph:

And it is hereby declared that, for the purposes of this clause, (A) "company" except where used in reference to the Company, shall include any partnership or other body of persons, whether incorporated or not incorporated, and whether domiciled or resident in the United Kingdom or elsewhere, (B) "person" shall include any person acting in any capacity whatsoever and any company, corporation, association, syndicate or society as well as any other legal or natural person, (C) "subsidiary", "subsidiary undertaking" and "holding company" shall be construed in accordance with Section 736 of the Companies Act 1985, (D) "securities" shall include any fully, partly or nil paid share, stock, unit, debenture, debenture or loan stock, deposit receipt, bill, note, warrant, coupon, right to subscribe or convert, or similar right or

obligation, (E) "and" and "or" shall mean "and/or" where the context so permits, (F) "other" and "otherwise" shall not be construed **ejusdem generis** where a wider construction is possible and (G) reference to any Act of Parliament shall be deemed to include any statutory amendment, modification or re-enactment thereof.

3. That the authorised share capital of the Company be increased from £51,000 to £300,050,000 by the creation of 2,999,990,000 ordinary shares of 10p each.

4. That the Directors (including a duly authorised committee thereof) be and are hereby authorised generally and unconditionally to exercise all powers of the Company to allot relevant securities (as defined in Section 80 of the Companies Act 1985) up to a maximum aggregate nominal amount of £299,999,997, provided that such authority to expire on the conclusion of the next Annual General Meeting of the Company (unless previously revoked or varied by the Company in general meeting) save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred had not expired.

5. That the Directors (including a duly authorised committee thereof) be and are hereby empowered to allot equity securities (as defined in Section 94(2) of the Companies Act 1985) for cash pursuant to the authority conferred by the preceding resolution and/or where such allotment constitutes an allotment of equity securities by virtue of Section 94(3A) of the Companies Act 1985, as if Section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that this power shall be limited to:

(A) the allotment of equity securities in connection with the Preferential Offer, the Institutional Offer and the Retail Offer;

(B) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of holders of ordinary shares or other equity securities (excluding any shareholders holding shares as treasury shares) where the equity securities respectively attributable to the interests of such persons on a fixed record date are proportionate (as nearly as may be) to the respective numbers of equity securities held by them or are otherwise allotted in accordance with the rights attaching to such equity securities (subject in either case to such exclusions or other arrangements as the Directors (including a duly authorised committee thereof) may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever); and

(C) the allotment (otherwise than pursuant to sub-paragraphs (A) and (B) above) of equity securities up to an aggregate nominal amount equal to 5% of the aggregate nominal value of the Company's issued share capital immediately following the admission of the ordinary shares of the Company to the official list

and to trading on the London Stock Exchange (the "Admission Capital"), provided that this authority expires on the conclusion of the next Annual General Meeting of the Company, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired,

and for the purposes of this resolution, the following definitions shall have effect:

"Institutional Offer" means the offer to be made by the Company to institutional investors in the United Kingdom, the United States and other EU states to buy ordinary shares in the Company (including the use of over-allotment arrangements);

"Preferential Offer" means the offer to be made by the Company to certain qualifying persons to buy ordinary shares in the Company on a discounted basis; and

"Retail Offer" means the offer to be made by the Company to non-institutional investors in the United Kingdom to buy ordinary shares in the Company;

6. That the Company be and is hereby generally and unconditionally authorised for the purposes of Section 166 of the Companies Act 1985 to make market purchases within the meaning of Section 163(3) of the Companies Act 1985 (as amended) of its own ordinary shares of 10 pence each, subject to the following conditions:

(A) the maximum number of such ordinary shares hereby authorised to be acquired is 220,000,000;

(B) the maximum price, exclusive of expenses, which may be paid for any such share is the higher of:

(i) 5 per cent. above the average of the middle market quotations for the ordinary shares in the Company as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the date on which such ordinary share is contracted to be purchased, and

(ii) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange Official List at the time the purchase is carried out,

and the minimum price, exclusive of expenses, which may be paid for any such share is 10 pence;

(C) such authority shall, unless renewed prior to such time, expire on the first anniversary of this resolution or at the conclusion of the next Annual General Meeting of the Company, whichever shall be the later, save that the Company may before such expiry enter into a contract or contracts to purchase its ordinary shares which would or might be completed wholly or partly after its expiry and may purchase its ordinary shares in pursuance of any such contract or contracts.

7. That, subject to admission of the Company's ordinary shares to the official list and to trading on the London Stock Exchange occurring no later than 31 December, 2006, the share premium account of the Company as at the date of the court hearing to confirm the reduction made by this resolution be reduced by £500 million.

....

~~Director~~/ Company Secretary

Registered Number: SC286832

STANDARD LIFE PLC
(Articles adopted on 30 May 2006)

ARTICLES OF ASSOCIATION

Slaughter and May
One Bunhill Row
London EC1Y 8YY
(MEMH/MIH)

CE060280015

CONTENTS

ARTICLES OF ASSOCIATION

of

STANDARD LIFE PLC

(Articles adopted on 30 May 2006)

Interpretation

1. Exclusion of Table A

No regulations set out in any statute, or in any statutory instrument or other subordinate legislation made under any statute, concerning companies shall apply as the regulations or articles of the company.

2. Definitions

In these articles unless the context otherwise requires:-

"**address**", in relation to electronic communications, includes any number or address used for the purposes of such communications;

"**these articles**" means these articles of association as altered from time to time and the expression "**this article**" shall be construed accordingly;

"**the auditors**" means the auditors from time to time of the company or, in the case of joint auditors, any one of them;

"**the board**" means the board of directors from time to time of the company or the directors present at a meeting of the directors at which a quorum is present;

"**certificated share**" means a share which is not an uncertificated share and references in these articles to a share being held in certificated form shall be construed accordingly;

"**clear days**" in relation to the period of a notice means that period excluding the day when the notice is served or deemed to be served and the day for which it is given or on which it is to take effect;

"**the Companies Acts**" means every statute (including any orders, regulations or other subordinate legislation made under it) from time to time in force concerning companies in so far as it applies to the company;

"**electronic signature**" means anything in electronic form which the board requires to be incorporated into or otherwise associated with an electronic communication for the purpose of establishing the authenticity or integrity of the communication;

"**the holder**" in relation to any shares means the member whose name is entered in the register as the holder of those shares;

"**member**" means a member of the company;

"**the office**" means the registered office from time to time of the company;

"**paid up**" means paid up or credited as paid up;

"**participating class**" means a class of shares title to which is permitted by an Operator to be transferred by means of a relevant system;

"**person entitled by transmission**" means a person whose entitlement to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law has been noted in the register;

"**the register**" means the register of members of the company;

"**seal**" means any common or official seal that the company may be permitted to have under the Companies Acts;

"**the secretary**" means the secretary, or (if there are joint secretaries) any one of the joint secretaries, of the company and includes an assistant or deputy secretary and any person appointed by the board to perform any of the duties of the secretary;

"**uncertificated share**" means a share of a class which is at the relevant time a participating class title to which is recorded on the register as being held in uncertificated form and references in these articles to a share being held in uncertificated form shall be construed accordingly;

"**the Uncertificated Securities Regulations**" means the Uncertificated Securities Regulations 2001 as amended from time to time and any provisions of or under the Companies Acts which supplement or replace such Regulations;

"**United Kingdom**" means Great Britain and Northern Ireland;

references to a document being **executed** include references to its being executed under hand or under seal or by any other method except by means of an electronic signature;

references to a document being **signed** or to **signature** include references to its being executed under hand or under seal or by any other method and, in the case of an electronic communication, such references are to its bearing an electronic signature;

references to **writing** include references to any method of representing or reproducing words in a legible and non-transitory form including by way of electronic communications where specifically provided in a particular article or where permitted by the board in its absolute discretion;

words or expressions to which a particular meaning is given by the Companies Acts in force when these articles or any part of these articles are adopted bear (if not inconsistent with the subject matter or context) the same meaning in these articles or that part (as the case may be) save that the word "**company**" shall include any body corporate; and

references to a **meeting** shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person.

Headings are included only for convenience and shall not affect meaning.

3. Form of Resolution

(A) Where for any purpose an ordinary resolution of the company is required, a special or extraordinary resolution shall also be effective and where for any purpose an extraordinary resolution is required a special resolution shall also be effective.

(B) Subject to the Companies Acts, a resolution in writing signed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting properly convened and held and may consist of several instruments in the like form each signed by or on behalf of one or more of the members. In this paragraph of this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

Share Capital

4. Authorised Share Capital

The authorised share capital of the company at the date of adoption of this article is £300,050,000 divided into 3,000,000,000 ordinary shares of £0.10 each and 50,000 redeemable preference shares of £1.00 each.

5. Rights Attached to Shares

(A) Subject to the provisions of the Companies Acts and to any rights attached to existing shares, any share may be issued with or have attached to it such rights and restrictions as the company may by ordinary resolution decide or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the board may decide.

(B) The following special rights and restrictions shall attach to the redeemable preference shares:

(i) General

(a) The date upon which the redeemable preference shares are redeemed pursuant to paragraph (ii)(c) shall be referred to as the "**redemption date**".

(ii) Income

(a) Each redeemable preference share shall carry the right, out of the profits available for distribution by the company by way of dividend, to a fixed dividend (the "**fixed dividend**") at the annual rate of 1% on the nominal amount paid up or credited as paid up thereon.

(b) The fixed dividend shall accrue from day to day from (and including) the date of issue and shall be calculated on the basis of a 365 day year.

(c) The fixed dividend shall be payable on the redemption date and not otherwise. This means that, for the avoidance of doubt, the fixed dividend shall not be payable until the redeemable preference shares are redeemed in accordance with the provisions set out in section (iv).

(d) Where relevant, the aggregate entitlement of each holder of redeemable preference shares pursuant to this section (ii) shall be rounded down to the nearest whole penny.

(e) Save as provided in this section (ii), the redeemable preference shares shall not carry any right to participate in the profits of the company.

(iii) Capital

(a) On a winding up, the holders of the redeemable preference shares shall be entitled, in priority to any payment to the holders of ordinary shares, to the repayment of the paid up nominal amount on their redeemable preference shares together with a sum equal to the aggregate accrued fixed dividend thereon in respect of the period to the date of commencement of the winding up and regardless of whether or not such fixed dividend has at such date been earned or become due for payment.

(b) If, on such a winding up, the amounts available are insufficient to cover in full the amounts payable to the holders of the redeemable preference shares, the holders of such redeemable preference shares shall share in the distribution of assets (if any) in proportion to the full amounts to which they are entitled.

(c) Where relevant, the aggregate entitlement of each holder of redeemable preference shares on a winding up shall be rounded down to the nearest whole penny.

(d) Save as provided in this section (iii), the redeemable preference shares shall not carry any right to participate in the assets of the company.

(iv) Redemption

(a) Unless the redeemable preference shares have been redeemed earlier as provided in the following paragraph (iv)(b), the company shall, subject to the provisions of the Companies Acts, and to the requirements of any regulatory body to which the company is subject from time to time, redeem all of the redeemable preference shares on 31 August 2007.

(b) The company shall have the option, upon giving the holders of the redeemable preference shares not less than 1 day's notice in writing, to redeem all (but not some only) of the redeemable preference shares. The company may exercise this right of redemption in its absolute discretion and at any time.

(c) Each redeemable preference share shall be redeemed at an amount equal to the nominal amount paid up or credited as paid up thereon.

(d) Notwithstanding any other provision of this section (iv), the company shall not redeem any of the redeemable preference shares pursuant to this section (iv) unless it is able, pursuant to and having regard to the provisions of the Companies Acts 1985 (as amended), and the requirements of any regulatory body to which the company is subject from time to time, to redeem all of the redeemable preference shares and, at the same time, to pay the dividend contemplated by section (ii) in full.

(e) If the redeemable preference shares are not redeemed on the date for redemption contemplated by this section (iv), then they shall be redeemed by the company as soon as the company is able to do so in accordance with the terms and conditions set out above in this section (iv). For the avoidance of doubt, nothing in this section (iv) shall prohibit, restrict or restrain the company making a distribution on the ordinary shares in the event that the redeemable preference shares are not redeemed on the date for redemption contemplated by this paragraph (iv)(e).

(v) Voting at General Meetings

(a) The holders of the redeemable preference shares shall not be entitled, in respect of their holding of such shares, to receive notice of any general meeting of the company or to attend, speak or vote at any such general meeting unless the business

of the meeting includes the consideration of a resolution for the winding up of the company, in which case the holders of the redeemable preference shares shall have the right to attend the general meeting and shall be entitled to speak and vote only on any such resolution.

(b) Whenever the holders of the redeemable preference shares are entitled to vote at a general meeting of the company, on a show of hands every holder thereof who (being an individual) is present in person or (being a corporation) is present by representative, shall have one vote only on any such resolution, and on a poll every holder shall have one vote for each redeemable preference share he holds PROVIDED THAT if the aggregate number of the votes that would be capable of being cast by holders of the redeemable preference shares on a poll on any resolution at a general meeting would exceed 10 per cent. of the total number of votes capable of being cast by all shareholders on any such resolution, the vote of each holder of redeemable preference shares shall be reduced equally so that such aggregate number of votes capable of being so cast by the holders of the redeemable preference shares shall be 10 per cent. of the total number of votes capable of being so cast by all shareholders.

(vi) Class Rights

(a) The company may from time to time create, allot and issue further shares, whether ranking pari passu with or in priority to the redeemable preference shares, and such creation, allotment or issue of such further shares (whether or not ranking in any respect in priority to the redeemable preference shares) shall be treated as being in accordance with the rights attaching to the redeemable preference shares and shall not involve a variation of such rights for any purpose or require the consent of holders of the redeemable preference shares.

(b) A reduction by the company of the capital paid up on the ordinary shares and/or the redeemable preference shares shall be in accordance with the rights attaching to the redeemable preference shares and shall not involve a variation of such rights for any purpose, and the company shall be authorised to reduce its capital (subject to confirmation of the Court in accordance with the Companies Acts and without obtaining the consent of the holders of the redeemable preference shares) including by paying to the holders of the redeemable preference shares the amounts to which they are entitled and by paying to the holders of the ordinary shares the amounts to which they are entitled.

(vii) Purchase of Shares

(a) The company will not require the sanction or consent of the holders of the redeemable preference shares for the purchase or redemption of any shares of any class in the company (including ordinary shares and redeemable preference shares).

6. Redeemable Shares

Subject to the provisions of the Companies Acts and to any rights attached to existing shares, any share may be issued which is to be redeemed, or is liable to be redeemed at the option of the company or the holder.

7. Purchase of Own Shares

Subject to the provisions of the Companies Acts and to any rights attached to existing shares, the company may purchase or may enter into a contract under which it will or may purchase all or any of its shares of any class, including any redeemable shares. Neither the company nor the board shall be required to select the shares to be purchased rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares.

8. Variation of Rights

Subject to the provisions of the Companies Acts, all or any of the rights attached to any existing class of shares may from time to time (whether or not the company is being wound up) be varied either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. All the provisions of these articles as to general meetings of the company shall, with any necessary modifications, apply to any such separate general meeting, but so that the necessary quorum shall be two persons entitled to vote and holding or representing by proxy not less than one-third in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares), (but so that at any adjourned meeting one holder entitled to vote and present in person or by proxy (whatever the number of shares held by him) shall be a quorum), that every holder of shares of the class present in person or by proxy and entitled to vote shall be entitled on a poll to one vote for every share of the class held by him (subject to any rights or restrictions attached to any class of shares) and that any holder of shares of the class present in person or by proxy and entitled to vote may demand a poll. The foregoing provisions of this article shall apply to the variation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class and their special rights were to be varied.

9. Pari Passu Issues

The rights conferred upon the holders of any shares shall not, unless otherwise expressly provided in the rights attaching to those shares, be deemed to be varied by the creation or issue of further shares ranking pari passu with them.

10. Unissued Shares

Subject to the provisions of the Companies Acts and these articles and to any resolution passed by the company and without prejudice to any rights attached to existing shares, the unissued shares of the company (whether forming part of the original or any increased capital) shall be at the disposal of the board which may offer, allot, grant options over or otherwise deal with or dispose of them to such persons, at such times and for such consideration and upon such terms as the board may decide.

11. Payment of Commission

The company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Companies Acts. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly-paid shares or partly in one way and partly in the other.

12. Trusts Not Recognised

Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the company as holding any share upon any trust and the company shall not be bound by or required in any way to recognise (even when having notice of it) any interest in any share or (except only as by these articles or by law otherwise provided) any other right in respect of any share other than an absolute right to the whole of the share in the holder.

13. Suspension of Rights Where Non-Disclosure of Interest

(A) Where the holder of any shares in the company, or any other person appearing to be interested in those shares, fails to comply within the relevant period with any statutory notice in respect of those shares or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, the company may give the holder of those shares a further notice (a "restriction notice") to the effect that from the service of the restriction notice those shares will be subject to some or all of the relevant restrictions, and from service of the restriction notice those shares shall, notwithstanding any other provision of these articles, be subject to those relevant restrictions accordingly. For the purpose of enforcing the relevant restriction referred to in sub-paragraph (iii) of the definition of "relevant restrictions", the board may give notice to the relevant member requiring the member to change the relevant shares held in uncertificated form to certificated form by the time stated in the notice. The notice may also state that the member may not change any of the relevant shares held in certificated form to uncertificated form. If the member does not comply with the notice, the board may authorise any person to instruct the Operator to change the relevant shares held in uncertificated form to certificated form.

(B) If after the service of a restriction notice in respect of any shares the board is satisfied that all information required by any statutory notice relating to those shares or any of them from their holder or any other person appearing to be interested in the shares the subject of the restriction notice has been supplied,

the company shall, within seven days, cancel the restriction notice. The company may at any time at its discretion cancel any restriction notice or exclude any shares from it. The company shall cancel a restriction notice within seven days after receipt of a notice in writing that the relevant shares have been transferred pursuant to an arm's length sale.

(C) Where any restriction notice is cancelled or ceases to have effect in relation to any shares, any moneys relating to those shares which were withheld by reason of that notice shall be paid without interest to the person who would but for the notice have been entitled to them or as he may direct.

(D) Any new shares in the company issued in right of any shares subject to a restriction notice shall also be subject to the restriction notice, and the board may make any right to an allotment of the new shares subject to restrictions corresponding to those which will apply to those shares by reason of the restriction notice when such shares are issued.

(E) Any holder of shares on whom a restriction notice has been served may at any time request the company to give in writing the reason why the restriction notice has been served, or why it remains uncancelled, and within 14 days of receipt of such a notice the company shall give that information accordingly.

(F) If a statutory notice is given by the company to a person appearing to be interested in any share, a copy shall at the same time be given to the holder, but the failure or omission to do so or the non-receipt of the copy by the holder shall not invalidate such notice.

(G) This article is in addition to, and shall not in any way prejudice or affect, the statutory rights of the company arising from any failure by any person to give any information required by a statutory notice within the time specified in it. For the purpose of this article a statutory notice need not specify the relevant period, and may require any information to be given before the expiry of the relevant period.

(H) In this article:-

a sale is an "**arm's length sale**" if the board is satisfied that it is a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the holder or with any person appearing to be interested in such shares and shall include a sale made by way of or in pursuance of acceptance of a takeover offer and a sale made through a recognised investment exchange or any other stock exchange outside the United Kingdom. For this purpose an associate (within the definition of that expression in any statute relating to insolvency in force at the date of adoption of this article) shall be included amongst the persons who are connected with the holder or any person appearing to be interested in such shares;

"**person appearing to be interested**" in any shares shall mean any person named in a response to a statutory notice or otherwise notified

to the company by a member as being so interested or shown in any register or record kept by the company under the Companies Acts as so interested or, taking into account a response or failure to respond in the light of the response to any other statutory notice and any other relevant information in the possession of the company, any person whom the company knows or has reasonable cause to believe is or may be so interested;

"**person with a 0.25 per cent. interest**" means a person who holds, or is shown in any register or record kept by the company under the Companies Acts as having an interest in, shares in the company which comprise in total at least 0.25 per cent. in number or nominal value of the shares of the company (calculated exclusive of any shares held as treasury shares), or of any class of such shares (calculated exclusive of any shares of that class held as treasury shares), in issue at the date of service of the restriction notice;

"**relevant period**" means a period of 14 days following service of a statutory notice;

"**relevant restrictions**" mean in the case of a restriction notice served on a person with a 0.25 per cent. interest that:-

(i) the shares shall not confer on the holder any right to attend or vote either personally or by proxy at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or to exercise any other right conferred by membership in relation to general meetings;

(ii) the board may withhold payment of all or any part of any dividends or other moneys payable in respect of the shares and the holder shall not be entitled to receive shares in lieu of dividend;

(iii) the board may decline to register a transfer of any of the shares which are certificated shares, unless such a transfer is pursuant to an arm's length sale

and in any other case mean only the restriction specified in sub-paragraph (i) of this definition; and

"**statutory notice**" means a notice served by the company under the Companies Acts requiring particulars of interests in shares or of the identity of persons interested in shares.

14. Uncertificated Shares

(A) Pursuant and subject to the Uncertificated Securities Regulations, the board may permit title to shares of any class to be evidenced otherwise than by a certificate and title to shares of such a class to be transferred by means of a

relevant system and may make arrangements for a class of shares (if all shares of that class are in all respects identical) to become a participating class. Title to shares of a particular class may only be evidenced otherwise than by a certificate where that class of shares is at the relevant time a participating class. The board may also, subject to compliance with the Uncertificated Securities Regulations and the rules of any relevant system, determine at any time that title to any class of shares may from a date specified by the board no longer be evidenced otherwise than by a certificate or that title to such a class shall cease to be transferred by means of any particular relevant system. For the avoidance of doubt, shares which are uncertificated shares shall not be treated as forming a class which is separate from certificated shares with the same rights.

(B) In relation to a class of shares which is a participating class and for so long as it remains a participating class, no provision of these articles shall apply or have effect to the extent that it is inconsistent in any respect with:-

(i) the holding of shares of that class in uncertificated form;

(ii) the transfer of title to shares of that class by means of a relevant system; and

(iii) any provision of the Uncertificated Securities Regulations,

and, without prejudice to the generality of this article, no provision of these articles shall apply or have effect to the extent that it is in any respect inconsistent with the maintenance, keeping or entering up by the Operator, so long as that is permitted or required by the Uncertificated Securities Regulations, of an Operator register of securities in respect of that class of shares in uncertificated form.

(C) Shares of a class which is at the relevant time a participating class may be changed from uncertificated to certificated form, and from certificated to uncertificated form, in accordance with and subject as provided in the Uncertificated Securities Regulations and the rules of any relevant system.

(D) Unless the board otherwise determines or the Uncertificated Securities Regulations or the rules of the relevant system concerned otherwise require, any shares issued or created out of or in respect of any uncertificated shares shall be uncertificated shares and any shares issued or created out of or in respect of any certificated shares shall be certificated shares.

(E) The company shall be entitled to assume that the entries on any record of securities maintained by it in accordance with the Uncertificated Securities Regulations and regularly reconciled with the relevant Operator register of securities are a complete and accurate reproduction of the particulars entered in the Operator register of securities and shall accordingly not be liable in respect of any act or thing done or omitted to be done by or on behalf of the company in reliance on such assumption; in particular, any provision of these articles which requires or envisages that action will be taken in reliance on information

contained in the register shall be construed to permit that action to be taken in reliance on information contained in any relevant record of securities (as so maintained and reconciled).

15. Right to Share Certificates

Every person (except a person to whom the company is not by law required to issue a certificate) whose name is entered in the register as a holder of any certificated shares shall be entitled, without payment, to receive within the time limits prescribed by the Companies Acts (or, if earlier, within any prescribed time limit or within a time specified when the shares were issued) one certificate for all those shares of any one class. In the case of a certificated share held jointly by several persons, the company shall not be bound to issue more than one certificate and delivery of a certificate to one of several joint holders shall be sufficient delivery to all. A member who transfers some but not all of the shares comprised in a certificate shall be entitled to a certificate for the balance without charge.

16. Replacement of Share Certificates

If a share certificate is defaced, worn out, lost or destroyed, it may be replaced on such terms (if any) as to evidence and indemnity as the board may decide and, where it is defaced or worn out, after delivery of the old certificate to the company. Any two or more certificates representing shares of any one class held by any member shall at his request be cancelled and a single new certificate for such shares issued in lieu. Any certificate representing shares of any one class held by any member may at his request be cancelled and two or more certificates for such shares may be issued instead. The board may require the payment of any exceptional out-of-pocket expenses of the company incurred in connection with the issue of any certificates under this article. Any one of two or more joint holders may request replacement certificates under this article.

17. Execution of Share Certificates

Every share certificate shall be executed under a seal or in such other manner as the board, having regard to the terms of issue and any listing requirements, may authorise and shall specify the number and class of the shares to which it relates and the amount or respective amounts paid up on the shares. The board may by resolution decide, either generally or in any particular case or cases, that any signatures on any share certificates need not be autographic but may be applied to the certificates by some mechanical, electronic or other means or may be printed on them or that the certificates need not be signed by any person.

Lien

18. Company's Lien on Shares Not Fully Paid

The company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable to the company (whether presently or not) in respect of that share. The company's lien on a share shall extend to every amount payable in respect of it. The board may at any time either generally or in any particular case waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this article.

19. Enforcing Lien by Sale

The company may sell, in such manner as the board may decide, any share on which the company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after a notice has been served on the holder of the share or the person who is entitled by transmission to the share, demanding payment and stating that if the notice is not complied with the share may be sold. For giving effect to the sale the board may authorise some person to execute an instrument of transfer of the share sold to or in accordance with the directions of the purchaser. The transferee shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in relation to the sale.

20. Application of Proceeds of Sale

The net proceeds, after payment of the costs, of the sale by the company of any share on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as it is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale and upon surrender, if required by the company, for cancellation of the certificate for the share sold) be paid to the person who was entitled to the share at the time of the sale.

Calls on Shares

21. Calls

Subject to the terms of issue, the board may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) and not payable on a date fixed by or in accordance with the terms of issue, and each member shall (subject to the company serving upon him at least 14 clear days' notice specifying when and where payment is to be made) pay to the company as required by the notice the amount called on his shares. A call may be made payable by instalments. A call may be revoked or postponed, in whole or in part, as the board may decide. A person upon whom a call is made shall remain liable jointly and severally with the successors in title to his shares for all calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

22. Timing of Calls

A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

23. Liability of Joint Holders

The joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share.

24. Interest Due on Non-Payment

If a call remains unpaid after it has become due and payable, the person from whom it is due and payable shall pay interest on the amount unpaid from the day it is due and payable to the time of actual payment at such rate, not exceeding 15 per cent. per annum, as the board may decide, and all expenses that have been incurred by the company by reason of such non-payment, but the board shall be at liberty in any case or cases to waive payment of the interest or expenses wholly or in part.

25. Sums Due on Allotment Treated as Calls

Any amount which becomes payable in respect of a share on allotment or on any other date fixed by or in accordance with the terms of issue, whether in respect of the nominal amount of the share or by way of premium or as an instalment of a call, shall be deemed to be a call and, if it is not paid, all the provisions of these articles shall apply as if the sum had become due and payable by virtue of a call.

26. Power to Differentiate

The board may on or before the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

27. Payment of Calls in Advance

The board may, if it thinks fit, receive from any member who is willing to advance them all or any part of the moneys uncalled and unpaid upon any shares held by him and on all or any of the moneys so advanced may (until they would, but for the advance, become presently payable) pay interest at such rate, not exceeding (unless the company by ordinary resolution shall otherwise direct) 15 per cent. per annum, as the board may decide.

Forfeiture of Shares

28. Notice if Call or Instalment Not Paid

If any call or instalment of a call remains unpaid on any share after the day appointed for payment, the board may at any time serve a notice on the holder requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and any expenses incurred by the company by reason of such non-payment.

29. Form of Notice

The notice shall name a further day (not being less than 14 clear days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that in the event of non-payment on or before the day and at the place

appointed, the shares in respect of which the call has been made or instalment is payable will be liable to be forfeited.

30. Forfeiture for Non-Compliance with Notice

If the notice is not complied with, any share in respect of which it was given may, at any time before payment of all calls or instalments and interest and expenses due in respect of it has been made, be forfeited by a resolution of the board to that effect and the forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited shares and not paid before the forfeiture. The board may accept the surrender of any share liable to be forfeited and, in that event, references in these articles to forfeiture shall include surrender.

31. Notice after Forfeiture

When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share but no forfeiture shall be invalidated by any omission or neglect to give notice.

32. Sale of Forfeited Shares

Until cancelled in accordance with the requirements of the Companies Acts, a forfeited share shall be deemed to be the property of the company and may be sold or otherwise disposed of either to the person who was, before forfeiture, the holder or to any other person upon such terms and in such manner as the board shall decide. The board may for the purposes of the disposal authorise some person to execute an instrument of transfer to the designated transferee. The company may receive the consideration (if any) given for the share on its disposal. At any time before a sale or disposition the forfeiture may be cancelled by the board on such terms as the board may decide.

33. Arrears to be Paid Notwithstanding Forfeiture

A person whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the company for cancellation the certificate for the forfeited shares but shall remain liable to pay to the company all moneys which at the date of the forfeiture were payable by him to the company in respect of those shares with interest thereon at the rate of 15 per cent. per annum (or such lower rate as the board may decide) from the date of forfeiture until payment, and the company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited or for any consideration received on their disposal.

34. Statutory Declaration as to Forfeiture

A statutory declaration that the declarant is a director of the company or the secretary and that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale or disposal.

Transfer of Shares

35. Transfer

(A) Subject to such of the restrictions of these articles as may be applicable:-

(i) any member may transfer all or any of his uncertificated shares by means of a relevant system in such manner provided for, and subject as provided in, the Uncertificated Securities Regulations and the rules of any relevant system, and accordingly no provision of these articles shall apply in respect of an uncertificated share to the extent that it requires or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the share to be transferred; and

(ii) any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the board may approve.

(B) The transferor of a share shall be deemed to remain the holder of the share concerned until the name of the transferee is entered in the register in respect of it.

36. Execution of Transfer

The instrument of transfer of a certificated share shall be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee. All instruments of transfer, when registered, may be retained by the company.

37. Rights to Decline Registration of Partly Paid Shares

The board may, in its absolute discretion and without giving any reason for so doing, decline to register any transfer of any share which is not a fully paid share.

38. Other Rights to Decline Registration

(A) Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the Uncertificated Securities Regulations, and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

(B) The board may decline to register any transfer of a certificated share unless:-

(i) the instrument of transfer is duly stamped or duly certified or otherwise shown to the satisfaction of the board to be exempt from stamp duty and is left at the office or such other place as the board may from time to time determine accompanied (save in the case of a transfer by a person to whom the company is not required by law to issue a certificate and to whom a certificate has not been issued) by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the person

executing the instrument of transfer to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do;

(ii) the instrument of transfer is in respect of only one class of share; and

(iii) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

(C) For all purposes of these articles relating to the registration of transfers of shares, the renunciation of the allotment of any shares by the allottee in favour of some other person shall be deemed to be a transfer and the board shall have the same powers of refusing to give effect to such a renunciation as if it were a transfer.

39. No Fee for Registration

No fee shall be charged by the company for registering any transfer, document or instruction relating to or affecting the title to any share or for making any other entry in the register.

40. Untraced Shareholders

The company may sell any certificated shares in the company on behalf of the holder of, or person entitled by transmission to, the shares at the best price reasonably obtainable at the time of sale if:-

(i) the shares have been in issue either in certificated or uncertificated form throughout the qualifying period and at least three cash dividends have become payable on the shares during the qualifying period;

(ii) no cash dividend payable on the shares has either been claimed by presentation to the paying bank of the relevant cheque or warrant or been satisfied by the transfer of funds to a bank account designated by the holder of, or person entitled by transmission to, the shares or by the transfer of funds by means of a relevant system at any time during the relevant period;

(iii) so far as any director of the company at the end of the relevant period is then aware, the company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares; and

(iv) the company has caused two advertisements to be published, one in a newspaper with a national circulation and the other in a newspaper circulating in the area in which the last known postal address of the holder of, or person entitled by transmission to, the shares or the postal address at which service of notices may be effected under the articles is located, giving notice of its intention to sell the shares and a period of three months has elapsed from the date of publication of the advertisements or of the last of the two advertisements to be published if they are published on different dates.

For the purpose of this article:-

> "**the qualifying period**" means the period of 12 years immediately preceding the date of publication of the advertisements referred to in sub-paragraph (iv) above or of the first of the two advertisements to be published if they are published on different dates; and
>
> "**the relevant period**" means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of sub-paragraphs (i) to (iv) above have been satisfied.

To give effect to any sale of shares pursuant to this article the board may authorise some person to transfer the shares in question and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of sale shall belong to the company and, upon their receipt, the company shall become indebted to the former holder of, or person entitled by transmission to, the shares for an amount equal to the net proceeds. No trust shall be created in respect of the debt and no interest shall be payable in respect of it and the company shall not be required to account for any moneys earned from the net proceeds which may be employed in the business of the company or as it thinks fit.

Transmission of Shares

41. Transmission on Death

If a member dies, the survivor or survivors, where he was a joint holder, and his personal representatives, where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the company as having any title to his shares; but nothing contained in these articles shall release the estate of a deceased holder from any liability in respect of any share held by him solely or jointly with other persons.

42. Entry of Transmission in Register

Where the entitlement of a person to a certificated share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the board, the board shall within two months after proof cause the entitlement of that person to be noted in the register.

43. Election of Person Entitled by Transmission

Any person entitled by transmission to a share may, subject as provided elsewhere in these articles, elect either to become the holder of the share or to have some person nominated by him registered as the holder. If he elects to be registered himself he shall give notice to the company to that effect. If he elects to have another person registered and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to have himself or another person registered and the share is an uncertificated share, he shall take any action the board may require (including, without limitation, the execution of any document and the giving of any instruction by means of relevant system) to enable himself or

that person to be registered as the holder of the share. The board may at any time require the person to elect either to be registered himself or to transfer the share and if the requirements are not complied with within 60 days of being issued the board may withhold payment of all dividends and other moneys payable in respect of the share until the requirements have been complied with. All the provisions of these articles relating to the transfer of, and registration of transfers of, shares shall apply to the notice or transfer as if the death or bankruptcy of the member or other event giving rise to the transmission had not occurred and the notice or transfer was given or executed by the member.

44. Rights of Person Entitled by Transmission

Where a person becomes entitled by transmission to a share, the rights of the holder in relation to that share shall cease, but the person entitled by transmission to the share may give a good discharge for any dividends or other moneys payable in respect of it and shall have the same rights in relation to the share as he would have had if he were the holder of it save that, until he becomes the holder, he shall not be entitled in respect of the share (except with the authority of the board) to receive notice of, or to attend or vote at, any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or to exercise any other right conferred by membership in relation to general meetings.

Alteration of Share Capital

45. Increase, Consolidation, Sub-Division and Cancellation

The company may from time to time by ordinary resolution:-

(i) increase its share capital by such sum to be divided into shares of such amount as the resolution shall prescribe;

(ii) consolidate, or consolidate and then sub-divide, all or any of its share capital into shares of larger amount than its existing shares;

(iii) subject to the Companies Acts, sub-divide its shares or any of them into shares of smaller amount and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage or be subject to any restriction as compared with the others; and

(iv) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

46. Fractions

(A) Whenever as a result of a consolidation, consolidation and sub-division or sub-division of shares any members would become entitled to fractions of a share, the board may deal with the fractions as it thinks fit. In particular the board may sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Companies Acts, the company) and distribute the net proceeds of sale in due proportion among those members and the board may authorise some person to transfer or

deliver the shares to, or in accordance with the directions of, the purchaser. For the purposes of effecting the sale, the board may arrange for the shares representing the fractions to be entered in the register as certificated shares. The person to whom any shares are transferred or delivered shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings relating to the sale.

(B) Subject to the Companies Acts, when the board consolidates or sub-divides shares, it can treat certificated and uncertificated shares which a member holds as separate shareholdings.

47. Reduction of Capital

Subject to the provisions of the Companies Acts, the company may by special resolution reduce its share capital, any capital redemption reserve, any share premium account or any other undistributable reserve in any way.

General Meetings

48. Extraordinary General Meetings

Any general meeting of the company other than an annual general meeting shall be called an extraordinary general meeting.

49. Annual General Meetings

The board shall convene and the company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts.

50. Convening of Extraordinary General Meetings

The board may convene an extraordinary general meeting whenever it thinks fit.

51. Separate General Meetings

The provisions of these articles relating to general meetings shall apply, with any necessary modifications, to any separate general meeting of the holders of shares of a class convened otherwise than in connection with the variation or abrogation of the rights attached to the shares of that class. For this purpose, a general meeting at which no holder of a share other than an ordinary share may, in his capacity as a member, attend or vote shall also constitute a separate general meeting of the holders of the ordinary shares.

Notice of General Meetings

52. Length of Notice

An annual general meeting and an extraordinary general meeting convened for the passing of a special resolution or (save as provided by the Companies Acts) a resolution of which special notice has been given to the company shall be convened by not less than 21 clear days' notice

in writing. All other extraordinary general meetings shall be convened by not less than 14 clear days' notice in writing. The notice shall specify the place, day and time of the meeting, and the general nature of the business to be transacted. Notice of every general meeting shall be given to all members other than any who, under the provisions of these articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the company, and also to the auditors or, if more than one, each of them. References in this article to notice in writing include the use of electronic communications and publication on a web site in accordance with the Companies Acts.

53. Omission or Non-Receipt of Notice

(A) The accidental omission to give any notice of a meeting or the accidental omission to send any document relating to any meeting to, or the non-receipt of any such notice or document by, any person entitled to receive the notice or document shall not invalidate the proceedings at that meeting.

(B) A member present in person or by proxy at a meeting shall be deemed to have received proper notice of that meeting and, where applicable, of the purpose of that meeting.

54. Postponement of General Meetings

If the board, in its absolute discretion, considers that it is impractical or undesirable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone or move the general meeting to another date, time and/or place. The board shall take reasonable steps to ensure that notice of the date, time and place of the rearranged meeting is given to any member trying to attend the meeting at the original time and place. Notice of the date, time and place of the rearranged meeting shall, if practicable, also be placed in at least two national newspapers in the United Kingdom. Notice of the business to be transacted at such rearranged meeting shall not be required. If a meeting is rearranged in this way, the appointment of a proxy will be valid if it is received as required by these articles not less than 48 hours before the time appointed for holding the rearranged meeting. The board may also postpone or move the rearranged meeting under this article.

Proceedings at General Meetings

55. Quorum

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairman of the meeting which shall not be treated as part of the business of the meeting. Save as otherwise provided by these articles, two members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

56. Procedure if Quorum Not Present

If within five minutes (or such longer time not exceeding one hour as the chairman of the meeting may decide to wait) after the time appointed for the commencement of the meeting a quorum is not present, the meeting, if convened by or upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to such other day (being not less than

three nor more than 28 days later) and at such other time or place as may have been specified for the purpose in the notice convening the meeting. Where no such arrangements have been so specified, the meeting shall stand adjourned to such other day (being not less than ten nor more than 28 days later) and at such other time or place as the chairman of the meeting may decide and, in this case, the company shall give not less than seven clear days' notice in writing of the adjourned meeting. References in this article to notice in writing include the use of electronic communications and publication on a web site in accordance with the Companies Acts. At any adjourned meeting one member present in person or by proxy and entitled to vote (whatever the number of shares held by him) shall be a quorum and any notice of an adjourned meeting shall state that one member present in person or by proxy and entitled to vote (whatever the number of shares held by him) shall be a quorum.

57. Security Arrangements

The board may direct that persons wishing to attend any general meeting should submit to such searches or other security arrangements or restrictions as the board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to, or to authorise some one or more persons who shall include a director or the secretary or the chairman of the meeting to, refuse entry to, or to eject from, such general meeting any person who fails to submit to such searches or otherwise to comply with such security arrangements or restrictions.

58. Multiple Venues

In the case of any general meeting the board may, notwithstanding the specification in the notice of the place of the general meeting (the "**principal place**") at which the chairman of the meeting shall preside, make arrangements in its absolute discretion for simultaneous attendance and participation at other places by members and proxies entitled to attend the general meeting but excluded from the Principal Place for any reason. Such arrangements for simultaneous attendance at the meeting may include arrangements regarding the level of attendance at such other places provided that they shall operate so that any members and proxies excluded from attendance at the Principal Place are able to attend at one of the other places. The board may, for the purpose of facilitating the organisation and administration of any general meeting to which such arrangements apply, from time to time make arrangements, whether involving the issue of tickets (on a basis intended to afford to all members and proxies entitled to attend the meeting an equal opportunity of being admitted to the Principal Place) or the imposition of some random means of selection or otherwise as it shall in its absolute discretion consider to be appropriate, and may from time to time vary any such arrangements or make new arrangements in their place and the entitlement of any member or proxy to attend a general meeting at the Principal Place shall be subject to such arrangements as may then be in force whether stated in the notice of the meeting to apply to that meeting or notified to the members concerned subsequent to the provision of the notice of the meeting.

59. Chairman of General Meeting

The chairman (if any) of the board or, in his absence, the deputy chairman (if any) shall preside as chairman at every general meeting. If more than one deputy chairman is present they shall agree amongst themselves who is to take the chair or, if they cannot agree, the deputy chairman who has been in office as a director longest shall take the chair. If there is no chairman or deputy chairman, or if at any meeting neither the chairman nor any deputy chairman is present within five minutes after the time appointed for the commencement of the

meeting, or if neither the chairman nor any deputy chairman is willing to act as chairman, the directors present shall choose one of their number to act, or if one director only is present he shall preside as chairman of the meeting if willing to act. If no director is present, or if each of the directors present declines to take the chair, the persons present and entitled to vote shall appoint one of their number to be chairman of the meeting. Nothing in these articles shall restrict or exclude any of the powers or rights of a chairman of a meeting which are given by law.

60. Orderly Conduct

The chairman of the meeting shall take such action or give directions for such action to be taken as he thinks fit to promote the orderly conduct of the business of the meeting as laid down in the notice of the meeting. The chairman's decision on points of order, matters of procedure or arising incidentally from the business of the meeting shall be final as shall be his determination as to whether any point or matter is of such a nature.

61. Entitlement to Attend and Speak

Each director shall be entitled to attend and speak at any general meeting of the company. Any proxy appointed by a member shall also be entitled to attend and speak at any general meeting of the company. The chairman may invite any person to attend and speak at any general meeting of the company where he considers that this will assist in the deliberations of the meeting.

62. Adjournments

The chairman of the meeting may at any time without the consent of the meeting adjourn any meeting (whether or not it has commenced or a quorum is present) either sine die or to another time or place where it appears to him that (a) the members entitled to vote and wishing to attend cannot be conveniently accommodated in the place appointed for the meeting (b) the conduct of persons present prevents or is likely to prevent the orderly continuation of business or (c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted. In addition, the chairman of the meeting may at any time with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting either sine die or to another time or place. When a meeting is adjourned sine die the time and place for the adjourned meeting shall be fixed by the board. No business shall be transacted at any adjourned meeting except business which might properly have been transacted at the meeting had the adjournment not taken place. Any meeting may be adjourned more than once.

63. Notice of Adjournment

When a meeting is adjourned for three months or more, or sine die, notice of the adjourned meeting shall be given as in the case of an original meeting. Except where these articles otherwise require, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

Amendments

64. Amendments to Resolutions

In the case of a resolution duly proposed as a special or extraordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon and in the case of a resolution duly proposed as an ordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon unless either at least 48 hours prior to the time appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed notice in writing of the terms of the amendment and intention to move the same has been lodged at the office or the chairman of the meeting in his absolute discretion decides that it may be considered or voted upon. With the consent of the chairman of the meeting, an amendment may be withdrawn by its proposer before it is put to the vote.

65. Amendments Ruled Out of Order

If an amendment shall be proposed to any resolution under consideration but shall be ruled out of order by the chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

Voting

66. Votes of Members

Subject to any special terms as to voting upon which any shares may be issued or may at the relevant time be held and to any other provisions of these articles, on a show of hands every member who is present in person shall have one vote and every proxy appointed by a member and present at a general meeting of the company (other than the chairman of the meeting) shall have one vote. A proxy shall not have more than one vote on a show of hands even if he is also a member or is a proxy for more than one member. On a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder.

67. Method of Voting

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded. Subject to the Companies Acts, a poll may be demanded by:-

(i) the chairman of the meeting; or

(ii) at least five members present in person or by proxy and entitled to vote; or

(iii) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all the members having the right to attend and vote at the meeting; or

(iv) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been

paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

The chairman of the meeting can also demand a poll before a resolution is put to the vote on a show of hands.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman of the meeting that a resolution on a show of hands has been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution.

68. Procedure if Poll Demanded

If a poll is properly demanded it shall be taken in such manner as the chairman of the meeting shall direct. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

69. When Poll to be Taken

A poll demanded on the election of a chairman of the meeting, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or on such date (being not later than 30 days after the date of the demand) and at such time and place as the chairman of the meeting shall direct. It shall not be necessary (unless the chairman of the meeting otherwise directs) for notice to be given of a poll.

70. Continuance of Other Business after Poll Demand

The demand for a poll (other than on the election of a chairman of the meeting or on a question of adjournment) shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded, and it may be withdrawn with the consent of the chairman of the meeting at any time before the close of the meeting or the taking of the poll, whichever is the earlier, and in that event shall not invalidate the result of a show of hands declared before the demand was made.

71. Votes on a Poll

Votes may be given either personally or by proxy. If a member appoints more than one proxy to attend on the same occasion he shall specify the number of shares in respect of which each proxy is entitled to exercise the related votes and shall ensure that no proxy is appointed to exercise the votes which any other proxy has been appointed by that member to exercise. On a poll a member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

72. Casting Vote of Chairman

In the case of an equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman of the meeting shall be entitled to an additional or casting vote.

73. Votes of Joint Holders

In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the joint holding.

74. Voting on Behalf of Incapable Member

A member in respect of whom an order has been made by any competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company and may exercise any other right conferred by membership in relation to general meetings by or through any person authorised in such circumstances to do so on his behalf (and that person may vote on a poll by proxy), provided that evidence to the satisfaction of the board of the authority of the person claiming to exercise the right to vote or such other right has been received at the office (or at such other place as may be specified in accordance with these articles for the receipt of appointments of a proxy in writing which are not electronic communications) not later than the last time at which such an appointment should have been received in order to be valid for use at that meeting or on the holding of that poll.

75. No Right to Vote where Sums Overdue on Shares

No member shall, unless the board otherwise decides, be entitled in respect of any share held by him to attend or vote (either personally or by proxy) at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or upon a poll or to exercise any other right conferred by membership in relation to general meetings or polls unless all calls or other sums presently payable by him in respect of that share have been paid.

76. Objections or Errors in Voting

If:-

(i) any objection shall be raised to the qualification of any voter, or

(ii) any votes have been counted which ought not to have been counted or which might have been rejected, or

(iii) any votes are not counted which ought to have been counted,

the objection or error shall not vitiate the decision of the meeting or adjourned meeting or poll on any resolution unless it is raised or pointed out at the meeting or, as the case may be, the adjourned meeting or poll at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be conclusive.

Proxies

77. Appointment of Proxies

The appointment of a proxy shall be in writing signed by the appointor or his duly authorised attorney or, if the appointor is a corporation, shall either be executed under its seal or signed by an officer, attorney or other person authorised to sign it. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

78. Receipt of Proxies

The appointment of a proxy must:-

(i) in the case of an appointment which is not contained in an electronic communication, be received at the office (or such other place in the United Kingdom as may be specified in or by way of note to the notice convening the meeting or in or by way of note to any notice of any adjournment or, in either case, in any accompanying document) not less than 48 hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote together with (if required by the board) any authority under which it is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board;

(ii) in the case of an appointment contained in an electronic communication, where an address has been specified for the purpose of receiving electronic communications in or by way of note to the notice convening the meeting or in or by way of note to any notice of any adjournment or, in either case, in any accompanying document or in any electronic communication issued by or on behalf of the company, be received at such address not less than 48 hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote. Any authority pursuant to which an appointment contained in an electronic communication is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board, must, if required by the board, be received at the office (or such other place in the United Kingdom as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document) not less than 48 hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(iii) in the case of a poll taken subsequently to the date of the meeting or adjourned meeting, be received as aforesaid not less than 24 hours (or such shorter time as the board may determine) before the time appointed for the taking of the poll,

and an appointment of a proxy which is not or in respect of which the authority or copy thereof is not, received in a manner so permitted shall be invalid. When two or more valid but differing appointments of a proxy are received in respect of the same share for use at the same meeting or poll, the one which is last received (regardless of its date or of the date of its signature) shall be treated as replacing and revoking the others as regards that share; if the company is unable to determine which was last received, none of them shall be treated as valid in respect of that share. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. The proceedings at a general meeting shall not be invalidated where an appointment of a proxy in respect of that meeting is delivered in a manner permitted by these articles by electronic communication, but because of a technical problem it cannot be read by the recipient.

79. Maximum Validity of Proxy

No appointment of a proxy shall be valid after 12 months have elapsed from the date of its receipt save that, unless the contrary is stated in it, an appointment of a proxy shall be valid for use at an adjourned meeting or a poll after a meeting or an adjourned meeting even after 12 months, if it was valid for the original meeting.

80. Form of Proxy

The appointment of a proxy shall be in any usual form or in such other form as the board may approve. The appointment of a proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to, or any other business which may properly come before, the meeting for which it is given as the proxy thinks fit. The appointment of a proxy shall, unless the contrary is stated in it, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

81. Cancellation of Proxy's Authority

A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice in writing of the determination was received by the company at the office (or such other place or address as was specified by the company for the receipt of appointments of proxy in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document) not later than the last time at which an appointment of a proxy should have been received in order to be valid for use at the meeting or on the holding of the poll at which the vote was given or the poll demanded. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

Appointment, Retirement and Removal of Directors

82. Number of Directors

Unless otherwise determined by ordinary resolution of the company, the directors (disregarding alternate directors) shall be not less than two nor more than 20 in number.

83. Age of Directors

No person shall be disqualified from being appointed or elected as a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age. It shall not be necessary by reason of a person's age to give special notice under the Companies Acts of any resolution in connection with his election. However, any director who is of the age of 70 or more shall retire in accordance with these articles. Where the board convenes any general meeting of the company at which (to the knowledge of the board) a director will be proposed for election or re-election who at the date for which the meeting is convened will have attained the age of 70 years or more, the board shall give notice of his age in years in the notice convening the meeting or in any document accompanying the notice, but the accidental omission to do so shall not invalidate any proceedings, or any election or re-election of that director, at that meeting.

84. Directors' Shareholding Qualification

No shareholding qualification for directors shall be required.

85. Power of Company to Elect Directors

Subject to the provisions of these articles, the company may by ordinary resolution elect any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles.

86. Power of Board to Appoint Directors

Subject to the provisions of these articles, the board may appoint any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles. Any director so appointed shall retire at the next annual general meeting and shall then be eligible for election but shall not be taken into account in determining the directors or the number of directors who are to retire by rotation at that meeting.

87. Number to Retire by Rotation

At every annual general meeting a minimum of one-third of the directors shall retire from office, save that if their number is not three or any multiple of three then the minimum number required to retire shall be the number nearest to and less than one-third. If there are fewer than three directors they shall all retire.

88. Identity of Directors to Retire

The directors to retire by rotation on each occasion shall be those of the directors who held office at the time of the two preceding annual general meetings and who did not retire at either of them. If the number of directors so retiring is less than the minimum number required by these articles to retire by rotation, additional directors up to that number shall also retire. The additional directors to retire shall be those of the directors who have been longest in office since they were last elected; but, as between persons who were last elected on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. In

addition, a director who would not otherwise be required to retire shall retire if he is aged 70 or more at the date of the meeting or if he has held office with the company, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting. The directors to retire by rotation on each occasion (both as to number and identity) shall be determined by the composition of the board at start of business on the date of the notice convening the annual general meeting and no director shall be required to retire by rotation or be relieved from retiring by rotation by reason of any change in the number or identity of the directors after that time on the date of the notice but before the close of the meeting.

89. Filling Vacancies

Subject to the provisions of these articles, at the meeting at which a director retires the company can pass an ordinary resolution to re-elect the director or to elect some other eligible person in his place.

90. Power of Removal by Special Resolution

In addition to any power of removal conferred by the Companies Acts, the company may by special resolution remove any director before the expiration of his period of office and may (subject to these articles) by ordinary resolution appoint another person who is willing to act to be a director in his place.

91. Persons Eligible as Directors

No person other than a director retiring at the meeting (whether by rotation or otherwise) shall be elected or re-elected a director at any general meeting unless:-

(i) he is recommended by the board; or

(ii) not less than seven nor more than 42 days before the day appointed for the meeting, notice in writing by a member qualified to vote at the meeting (not being the person to be proposed) has been given to the secretary of the intention to propose that person for election or re-election together with confirmation in writing by that person of his willingness to be elected or re-elected.

92. Position of Retiring Directors

A director who retires (whether by rotation or otherwise) at an annual general meeting may, if willing to continue to act, be elected or re-elected. If he is elected or re-elected he is treated as continuing in office throughout. If he is not elected or re-elected, he shall retain office until the end of the meeting or (if earlier) when a resolution is passed to elect someone in his place or when a resolution to elect or re-elect the director is put to the meeting and lost.

93. Vacation of Office by Directors

Without prejudice to the provisions for retirement by rotation or otherwise contained in these articles, the office of a director shall be vacated if:-

(i) he resigns his office by notice in writing delivered to or received at the office or tendered at a meeting of the board; or

(ii) by notice in writing delivered to or received at the office or tendered at a meeting of the board he offers to resign and the board resolves to accept such offer; or

(iii) by notice in writing delivered to or received at the office or tendered at a meeting of the board, his resignation is requested by all of the other directors and all of the other directors are not less than three in number; or

(iv) he is or has been suffering from mental ill health or becomes a patient for the purpose of any statute relating to mental health and the board resolves that his office is vacated; or

(v) he is absent without the permission of the board from meetings of the board (whether or not an alternate director appointed by him attends) for six consecutive months and the board resolves that his office is vacated; or

(vi) he becomes bankrupt or compounds with his creditors generally; or

(vii) he is prohibited by law from being a director; or

(viii) he ceases to be a director by virtue of the Companies Acts or is removed from office pursuant to these articles.

If the office of a director is vacated for any reason, he shall cease to be a member of any committee or sub-committee of the board. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

94. Alternate Directors

(A) Each director may appoint any person to be his alternate and may at his discretion remove an alternate director so appointed. If the alternate director is not already a director, the appointment, unless previously approved by the board, shall have effect only upon and subject to its being so approved. Any appointment or removal of an alternate director shall be effected by notice in writing signed by the appointor and delivered to or received at the office or tendered at a meeting of the board, or in any other manner approved by the board. An alternate director shall be entitled to receive notice of all meetings of the board or of committees of the board of which his appointor is a member. It shall not be necessary to give notice of such a meeting to an alternate director who is absent from the United Kingdom. He shall also be entitled to attend and vote as a director at any such meeting at which the director appointing him is not personally present and at such meeting to exercise and discharge all the functions, powers, rights and duties of his appointor as a director and for the purposes of the proceedings at such meeting the provisions of these articles shall apply as if he were a director.

(B) Every person acting as an alternate director shall (except as regards power to appoint an alternate and remuneration) be subject in all respects to the provisions of these articles relating to directors and shall during his appointment be an officer of the company. An alternate director shall alone be responsible to the company for his acts and defaults and shall not be deemed to be the agent of or for the director appointing him. An alternate director may be paid expenses and shall be entitled to be indemnified by the company to the same extent as if he were a director. An alternate director shall not be entitled to receive from the company any fee in his capacity as an alternate director but the company shall, if so requested in writing by the appointor, pay to the alternate director any part of the fees or remuneration otherwise due to the appointor.

(C) A director or any other person may act as an alternate director to represent more than one director. Every person acting as an alternate director shall have one vote for each director for whom he acts as alternate, in addition to his own vote if he is also a director but he shall count as only one for the purposes of determining whether a quorum is present. Signature by an alternate director of any resolution in writing of the board or a committee of the board shall, unless the notice of his appointment provides to the contrary, be as effective as signature by his appointor.

(D) An alternate director shall cease to be an alternate director:-

(i) if his appointor ceases for any reason to be a director except that, if at any meeting any director retires by rotation or otherwise but is re-elected at the same meeting, any appointment made by him pursuant to this article which was in force immediately before his retirement shall remain in force as though he had not retired; or

(ii) on the happening of any event which if he were a director would cause him to vacate his office as director; or

(iii) if he resigns his office by notice in writing to the company.

(E) In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

95. Executive Directors

The board or any committee authorised by the board may from time to time appoint one or more directors to hold any employment or executive office with the company for such period (subject to the provisions of the Companies Acts) and upon such other terms as the board or any committee authorised by the board may in its discretion decide and may revoke or terminate any appointment so made. Any revocation or termination of the appointment shall be without prejudice to any claim for damages that the director may have against the company or the company may have against the director for any breach of any contract of service between him and the company which may be involved in the revocation or termination. A director so appointed shall receive such remuneration (whether by way of salary, commission, participation

in profits or otherwise) as the board or any committee authorised by the board may decide, and either in addition to or in lieu of his remuneration as a director.

Fees, Remuneration, Expenses and Pensions

96. Directors' Fees

Each of the directors shall be paid a fee at such rate as may from time to time be determined by the board or any committee authorised by the board provided that the aggregate of all fees so paid to directors (excluding amounts payable under any other provision of these articles) shall not exceed £1,000,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the company.

97. Additional Remuneration

Any director who performs services which in the opinion of the board or any committee authorised by the board go beyond the ordinary duties of a director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may in its discretion decide in addition to any remuneration provided for by or pursuant to any other article.

98. Expenses

Each director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the board or committees of the board or general meetings of the company or any other meeting which as a director he is entitled to attend and shall be paid all other costs and expenses properly and reasonably incurred by him in the conduct of the company's business or in the discharge of his duties as a director. The company may also fund a director's expenditure on defending proceedings and may do anything to enable a director to avoid incurring such expenditure both as provided in the Companies Acts.

99. Pensions and Gratuities for Directors

The board or any committee authorised by the board may exercise all the powers of the company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any director or former director or the relations, or dependants of, or persons connected to, any director or former director provided that no benefits (except such as may be provided for by any other article) may be granted to or in respect of a director or former director who has not been employed by, or held an executive office or place of profit under, the company or any body corporate which is or has been its subsidiary undertaking or any predecessor in business of the company or any such body corporate without the approval of an ordinary resolution of the company. No director or former director shall be accountable to the company or the members for any benefit provided pursuant to this article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the company.

Directors' Interests

100. Permitted Interests and Voting

(A) Subject to the provisions of the Companies Acts and of paragraph (J) of this article, no director or proposed or intending director shall be disqualified by his office from contracting with the company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any contract in which any director is in any way interested be liable to be avoided, nor shall any director who is so interested be liable to account to the company or the members for any remuneration, profit or other benefit realised by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

(B) A director may hold any other office or place of profit with the company (except that of auditor) in conjunction with his office of director for such period (subject to the provisions of the Companies Acts) and upon such other terms as the board may decide, and may be paid such extra remuneration for so doing (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, and either in addition to or in lieu of any remuneration provided for by or pursuant to any other article.

(C) A director may be or become a director or other officer of, or otherwise interested in, or contract with any company promoted by the company or in which the company may be interested or as regards which it has any power of appointment, and shall not be liable to account to the company or the members for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in or contract with the other company nor shall any such contract be liable to be avoided. Subject to the Companies Acts and these articles, the board may also cause any voting power conferred by the shares in any other company held or owned by the company or any power of appointment to be exercised in such manner in all respects as it thinks fit, including the exercise of the voting power or power of appointment in favour of the appointment of the directors or any of them as directors or officers of the other company, or in favour of the payment of remuneration to the directors or officers of the other company. Subject to the Companies Acts and these articles, a director may also vote on and be counted in the quorum in relation to any of such matters.

(D) A director may act by himself or his firm in a professional capacity for the company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

(E) A director shall not vote on or be counted in the quorum in relation to any resolution of the board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the company or any other company in which the company is interested but, where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of

the appointment, of two or more directors to offices or places of profit with the company or any other company in which the company is interested, a separate resolution may be put in relation to each director and in that case each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment or the settlement or variation of the terms or the termination of his own appointment or the appointment of another director to an office or place of profit with a company in which the company is interested and the director seeking to vote or be counted in the quorum owns one per cent. or more of it.

(F) Save as otherwise provided by these articles, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the board in respect of any contract in which he has an interest which (taken together with any interest of any person connected with him) is to his knowledge a material interest and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution where that material interest arises only from one or more of the following matters:-

(i) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him or by any other person at the request of or for the benefit of the company or any of its subsidiary undertakings;

(ii) the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii) the giving to him of any other indemnity where all other directors are being offered indemnities on substantially the same terms;

(iv) the funding by the company of his expenditure on defending proceedings or the doing by the company of anything to enable him to avoid incurring such expenditure where all other directors are being offered substantially the same arrangements;

(v) where the company or any of its subsidiary undertakings is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to participate;

(vi) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the company or by reason of any other interest in or through the company;

(vii) any contract concerning any other company (not being a company in which the director owns one per cent. or more) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever;

(viii) any contract concerning the adoption, modification or operation of a pension fund, superannuation or similar scheme or retirement, death or disability benefits scheme or employees' share scheme which relates both to directors and employees of the company or of any of its subsidiary undertakings and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates;

(ix) any contract for the benefit of employees of the company or of any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the employees to whom the contract relates; and

(x) any contract for the purchase or maintenance of insurance against any liability for, or for the benefit of, any director or directors or for, or for the benefit of, persons who include directors.

(G) A company shall be deemed to be one in which a director owns one per cent. or more if and so long as (but only if and so long as) he, taken together with any person connected with him, is to his knowledge (either directly or indirectly) the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of that company (calculated exclusive of any shares of that class in that company held as treasury shares) or of the voting rights available to members of that company. In relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise. For the purpose of this paragraph of this article there shall be disregarded any shares held by the director or any such person as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which his, or any such person's, interest is in reversion or remainder if and so long as some other person is entitled to receive the income of the trust and any shares comprised in an authorised unit trust scheme in which he, or any such person, is interested only as a unit holder.

(H) Where a company in which a director owns one per cent. or more is materially interested in a contract, he also shall be deemed materially interested in that contract.

(I) If any question shall arise at any meeting of the board as to the materiality of the interest of a director (other than the chairman of the meeting) or as to the entitlement of any director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the chairman of the meeting and his ruling in relation to the director concerned shall be conclusive except in a case where the nature or extent of his interest (so far as it is known to him) has not been fairly disclosed to the board. If any question shall arise in respect of the chairman of the meeting, the question shall be decided by a resolution of the board (for which purpose the chairman of the meeting shall be counted in the quorum but shall

not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman of the meeting (so far as it is known to him) has not been fairly disclosed to the board.

(J) A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract with the company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the board after he knows that he is or has become so interested. For the purposes of this article, a general notice to the board by a director to the effect that (a) he is a member of a specified company or firm and is to be regarded as interested in any contract which may after the date of the notice be made with that company or firm or (b) he is to be regarded as interested in any contract which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest under this article in relation to any such contract; provided that no such notice shall be effective unless either it is given at a meeting of the board or the director takes reasonable steps to secure that it is brought up and read at the next board meeting after it is given.

(K) References in this article to a contract include references to any proposed contract and to any transaction or arrangement whether or not constituting a contract.

(L) Subject to the provisions of the Companies Acts, the company may by ordinary resolution suspend or relax the provisions of this article to any extent or ratify any contract not properly authorised by reason of a contravention of this article.

Powers and Duties of the Board

101. General Powers of Company Vested in Board

Subject to the provisions of the Companies Acts, the memorandum of association of the company and these articles and to any directions given by the company in general meeting by special resolution, the business of the company shall be managed by the board which may exercise all the powers of the company whether relating to the management of the business of the company or not. No alteration of the memorandum of association or these articles and no special resolution shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that resolution had not been passed. The powers given by this article shall not be limited by any special power given to the board by any other article.

102. Borrowing Powers

(A) The board may exercise all the powers of the company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company, to issue debentures and other securities and to give security, whether outright or as collateral security, for any debt, liability or obligation of the company or of any third party.

(B) The board shall restrict the borrowings of the company and exercise all voting and other rights or powers of control exercisable by the company in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiary undertakings only in so far as by the exercise of the rights or powers of control the board can secure) that the aggregate principal amount from time to time outstanding of all borrowings by the group (exclusive of borrowings owing by one member of the group to another member of the group) shall not at any time without the previous sanction of an ordinary resolution of the company exceed an amount equal to 2.5 times the adjusted capital and reserves.

For the purposes of this paragraph of this article:-

(i) "the adjusted capital and reserves" means the aggregate from time to time of:-

(a) the amount paid up on the issued share capital of the company (including any shares held as treasury shares),

(b) the amount standing to the credit of the reserves of the company including any share premium account, capital redemption reserve and credit balance on profit and loss account,

all as shown by the then latest audited balance sheet but after

(c) deducting from the aggregate any debit balance on profit and loss account subsisting at the date of that audited balance sheet except to the extent that a deduction has already been made on that account, and

(d) making such adjustments as may be appropriate to reflect any variation in the amount of the paid up share capital, share premium account, capital redemption reserve or other reserve since the date of the audited balance sheet;

(ii) "borrowings" include not only borrowings but also the following except in so far as otherwise taken into account:-

(a) the nominal amount of any issued and paid up share capital (other than equity share capital) of any subsidiary undertaking beneficially owned otherwise than by a member of the group,

(b) the nominal amount of any other issued and paid up share capital and the principal amount of any debentures or borrowed moneys which is not at the relevant time beneficially owned by a member of the group, the redemption or repayment of which is the subject of a guarantee or indemnity by a member of the group or which any member of the group may be required to purchase,

(c) the outstanding amount raised by acceptances by any bank or accepting house under any acceptance credit opened on behalf of and in favour of any member of the group,

(d) the principal amount of any debenture (whether secured or unsecured) of a member of the group beneficially owned otherwise than by a member of the group,

(e) any fixed or minimum premium payable by a member of the group on final repayment of any borrowing or deemed borrowing, and

(f) the minority proportion of moneys borrowed by a member of the group and owing to a partly-owned subsidiary undertaking;

but do not include:-

(g) borrowings incurred by any member of the group for the purpose of repaying within six months of the borrowing the whole or any part of any borrowings of that or any other member of the group outstanding at the relevant time, pending their application for that purpose within that period,

(h) borrowings incurred by any member of the group for the purpose of financing any contract in respect of which any part of the price receivable under the contract by that or any other member of the group is guaranteed or insured by the Export Credits Guarantee Department or by any other governmental department or agency fulfilling a similar function, up to an amount equal to that part of the price receivable under the contract which is so guaranteed or insured,

(i) borrowings of, or amounts secured on assets of, an undertaking which became a subsidiary undertaking of the company after the date as at which the latest audited balance sheet was prepared, to the extent their amount does not exceed their amount immediately after it became such a subsidiary undertaking,

(j) the minority proportion of moneys borrowed by a partly-owned subsidiary undertaking and not owing to another member of the group,

(k) borrowings in connection with the investment assets of ordinary long-term insurance funds,

(l) moneys deposited with the company or any of its subsidiary undertakings in connection with insurance business,

(m) moneys deposited with the company or any of its subsidiary undertakings in connection with fund, investment or asset management business,

(n) moneys deposited with, borrowings made by or amounts secured by guarantees, indemnities, bonds or contracts issued or given by the company or any of its subsidiary undertakings in connection with banking business, or

(o) amounts secured by policies, guarantees, indemnities, bonds or contracts issued or given by the company or any of its subsidiary undertakings in connection with insurance business;

(iii) when the aggregate principal amount of borrowings required to be taken into account on any particular date is being ascertained, any particular borrowing then outstanding which is denominated or repayable in a currency other than sterling shall be notionally converted into sterling at the rate of exchange prevailing in London on the last business day before that date or, if it would result in a lower figure, at the rate of exchange prevailing in London on the last business day six months before that date and so that for these purposes the rate of exchange shall be taken as the spot rate in London recommended by a London clearing bank, selected by the board, as being the most appropriate rate for the purchase by the company of the currency in question for sterling on the day in question;

(iv) if the amount of adjusted capital and reserves is being calculated in connection with a transaction involving a company becoming or ceasing to be a member of the group, the amount is to be calculated as if the transaction had already occurred;

(v) "audited balance sheet" means the audited balance sheet of the company prepared for the purposes of the Companies Acts for a financial year unless an audited consolidated balance sheet dealing with the state of affairs of the company and its subsidiary undertakings required to be dealt with in group accounts has been prepared for those purposes for the same financial year, in which case it means that audited consolidated balance sheet, and in that case all references to reserves and profit and loss account shall be deemed to be references to consolidated reserves and consolidated profit and loss account respectively;

(vi) the company may from time to time change the accounting convention on which the audited balance sheet is based provided that any new convention adopted complies with the requirements of the Companies Acts; if the company should prepare its main audited balance sheet on the basis of one convention, but a supplementary audited balance sheet on the basis of another, the main audited balance sheet shall be taken as the audited balance sheet;

(vii) "the group" means the company and its subsidiary undertakings (if any);

(viii) "the minority proportion" means a proportion equal to the proportion of the issued share capital of a partly-owned subsidiary undertaking which is not attributable to a member of the group; and

(ix) a certificate or report by the auditors as to the amount of the adjusted capital and reserves or the amount of any borrowings or to the effect that the limit imposed by this article has not been or will not be exceeded at any particular time or times shall be conclusive evidence of that amount or of that fact.

103. Agents

(A) The board can appoint anyone as the company's attorney by granting a power of attorney or by authorising them in some other way. Attorneys can either be appointed directly by the board or the board can give someone else the power to select attorneys. The board or the persons who are authorised by it to select attorneys can decide on the purposes, powers, authorities and discretions of attorneys. But they cannot give an attorney any power, authority or discretion which the board does not have under these articles.

(B) The board can decide how long a power of attorney will last for and attach any conditions to it. The power of attorney can include any provisions which the board decides on for the protection and convenience of anybody dealing with the attorney. The power of attorney can allow the attorney to grant any or all of his power, authority or discretion to any other person.

(C) The board can:-

(i) delegate any of its authority, powers or discretions to any manager or agent of the company;

(ii) allow managers or agents to delegate to another person;

(iii) remove any people it has appointed in any of these ways; and

(iv) cancel or change anything that it has delegated, although this will not affect anybody who acts in good faith who has not had any notice of any cancellation or change.

Any appointment or delegation by the board which is referred to in this article can be on any conditions decided on by the board.

(D) The ability of the board to delegate under this article applies to all its powers and is not limited because certain articles refer to powers being exercised by the board or by a committee authorised by the board while other articles do not.

104. Delegation to Individual Directors

The board may entrust to and confer upon any director any of its powers, authorities and discretions (with power to sub-delegate) upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, authorities and discretions and may from time to time revoke or vary all or any of them but no person dealing in good faith and without notice of the revocation or variation shall be affected by it. The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board.

105. Official Seals

The company may exercise all the powers conferred by the Companies Acts with regard to having official seals and those powers shall be vested in the board.

106. Registers

Subject to the provisions of the Companies Acts, the company may keep an overseas or local or other register in any place and the board may make and vary such regulations as it may think fit respecting the keeping of the register.

107. Provision for Employees

The board may exercise any power conferred by the Companies Acts to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the company or that subsidiary.

Proceedings of the Board

108. Board Meetings

The board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. A director at any time may, and the secretary on the requisition of a director at any time shall, summon a board meeting.

109. Notice of Board Meetings

Notice of a board meeting shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the company for this purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent in writing to him at an address given by him to the company for this purpose, but such notices need not be given any earlier than notices given to directors not so absent and if no request is made to the board it shall not be necessary to give notice of a board meeting to any director who is absent from the United Kingdom at the relevant time. A director may waive notice of any meeting either prospectively or retrospectively. In this article references

to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

110. Quorum

The quorum necessary for the transaction of the business of the board may be fixed by the board and, unless so fixed at any other number, shall be two. Subject to the provisions of these articles, any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no other director objects and if otherwise a quorum of directors would not be present.

111. Directors below Minimum through Vacancies

The continuing directors or a sole continuing director may act notwithstanding any vacancy in their number but, if and so long as the number of directors is reduced below the minimum number fixed by or in accordance with these articles or is below the number fixed by or in accordance with these articles as the quorum or there is only one continuing director, the continuing directors or director may act for the purpose of filling vacancies or of summoning general meetings of the company but not for any other purpose. If there are no directors or director able or willing to act, then any two members (excluding any member holding shares as treasury shares) may summon a general meeting for the purpose of appointing directors.

112. Appointment of Chairman

The board may appoint a director to be the chairman or a deputy chairman of the board, and may at any time remove him from that office. The chairman of the board or failing him a deputy chairman shall act as chairman at every meeting of the board. If more than one deputy chairman is present they shall agree amongst themselves who is to take the chair or, if they cannot agree, the deputy chairman who has been in office as a director longest shall take the chair. But if no chairman of the board or deputy chairman is appointed, or if at any meeting neither the chairman nor any deputy chairman is present within five minutes after the time appointed for holding the meeting, the directors present may choose one of their number to be chairman of the meeting. References in these articles to a deputy chairman include, if no one has been appointed to that title, a person appointed to a position with another title which the board designates as equivalent to the position of deputy chairman.

113. Competence of Meetings

A meeting of the board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions vested in or exercisable by the board.

114. Voting

Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the chairman of the meeting shall have a second or casting vote.

115. Delegation to Committees

(A) The board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such person or persons

(whether a member or members of its body or not) as it thinks fit, provided that the majority of persons on any committee or sub-committee must be directors. References in these articles to committees include sub-committees permitted under this article.

(B) Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the board. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these articles for regulating the meetings and proceedings of the board so far as the same are applicable and are not superseded by any regulations imposed by the board.

(C) The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board.

116. Participation in Meetings by Telephone

All or any of the members of the board may participate in a meeting of the board by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to speak to and hear each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly.

117. Resolution in Writing

A resolution in writing signed by all the directors who are at the relevant time entitled to receive notice of a meeting of the board and who would be entitled to vote on the resolution at a meeting of the board (if that number is sufficient to constitute a quorum) shall be as valid and effectual as a resolution passed at a meeting of the board properly called and constituted. The resolution may be contained in one document or in several documents in like form each signed by one or more of the directors concerned. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

118. Validity of Acts of Board or Committee

All acts done by the board or by any committee or by any person acting as a director or member of a committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the board or committee or person so acting or that they or any of them were disqualified from holding office or had vacated office or were not entitled to vote, be as valid as if each such member or person had been properly appointed and was qualified and had continued to be a director or member of the committee and had been entitled to vote.

Secretary

119. Appointment and Removal of the Secretary

Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term and upon such conditions as the board may think fit; and any secretary so appointed may be removed by the board.

Seals

120. Use of Seals

The board shall provide for the custody of every seal of the company. A seal shall only be used by the authority of the board or of a committee of the board authorised by the board in that behalf. Subject as otherwise provided in these articles, and to any resolution of the board or committee of the board dispensing with the requirement for counter-signature on any occasion, any instrument to which the common seal is applied shall be signed by at least one director and the secretary, or by at least two directors or by such other person or persons as the board may approve. Any instrument to which an official seal is applied need not, unless the board otherwise decides or the law otherwise requires, be signed by any person.

Dividends and Other Payments

121. Declaration of Dividends by Company

The company may by ordinary resolution from time to time declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

122. Payment of Interim and Fixed Dividends by Board

Subject to the provisions of the Companies Acts, the board may pay such interim dividends as appear to the board to be justified by the financial position of the company and may also pay any dividend payable at a fixed rate at intervals settled by the board whenever the financial position of the company, in the opinion of the board, justifies its payment. If the board acts in good faith, it shall not incur any liability to the holders of any shares for any loss they may suffer in consequence of the payment of an interim or fixed dividend on any other class of shares ranking pari passu with or after those shares.

123. Calculation and Currency of Dividends

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:-

(i) all dividends shall be declared and paid according to the amounts paid up on the share in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this article as paid up on the share;

(ii) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the share during any portion or portions of the period in respect of which the dividend is paid; and

(iii) dividends may be declared or paid in any currency.

The board may decide the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

124. Amounts Due on Shares may be Deducted from Dividends

The board may deduct from any dividend or other moneys payable to a member by the company on or in respect of any shares all sums of money (if any) presently payable by him to the company on account of calls or otherwise in respect of shares of the company. Sums so deducted can be used to pay amounts owing to the company in respect of the shares.

125. No Interest on Dividends

Subject to the rights attaching to, or the terms of issue of, any shares, no dividend or other moneys payable by the company on or in respect of any share shall bear interest against the company.

126. Payment Procedure

Any dividend or other sum payable in cash by the company in respect of a share may be paid by cheque, warrant or similar financial instrument sent by post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the register in respect of the shares at his address as appearing in the register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every cheque, warrant or similar financial instrument shall, unless the holder or joint holders otherwise direct, be made payable to the holder or, in the case of joint holders, to the holder whose name stands first on the register in respect of the shares, and shall be sent at his or their risk and payment of the cheque, warrant or similar financial instrument by the financial institution on which it is drawn shall constitute a good discharge to the company. In addition, any such dividend or other sum may be paid by any bank or other funds transfer system or such other means including, in respect of uncertificated shares, by means of the facilities and requirements of a relevant system and to or through such person as the holder or joint holders may in writing direct and the company may agree, and the making of such payment shall be a good discharge to the company and the company shall have no responsibility for any sums lost or delayed in the course of payment by any such system or other means or where it has acted on any such directions and accordingly, payment by any such system or other means shall constitute a good discharge to the company. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable on or in respect of the shares held by them. Where a person is entitled by transmission to a share, any dividend or other sum payable by the company in respect of the share may be paid as if he were a holder of the share and his address noted in the register were his registered address and where two or more persons are so entitled, any one of them may give effectual receipts for any dividends or other moneys payable or property distributable on or in respect of the shares.

127. Uncashed Dividends

The company may cease to send any cheque, warrant or similar financial instrument through the post or to employ any other means of payment, including payment by means of a relevant system, for any dividend payable on any shares in the company which is normally paid in that manner on those shares if in respect of at least two consecutive dividends payable on those shares the cheques, warrants or similar financial instruments have been returned undelivered or remain uncashed during or at the end of the period for which the same are valid or that means of payment has failed. In addition, the company may cease to send any cheque, warrant or similar financial instrument through the post or may cease to employ any other means of payment if, in respect of one dividend payable on those shares, the cheque, warrant or similar financial instrument has been returned undelivered or remains uncashed during or at the end of the period for which the same is valid or that means of payment has failed and reasonable enquiries have failed to establish any new address or account of the holder. Subject to the provisions of these articles, the company must recommence sending cheques, warrants or similar financial instruments or employing such other means in respect of dividends payable on those shares if the holder or person entitled by transmission requests such recommencement in writing.

128. Forfeiture of Unclaimed Dividends

All dividends or other sums payable on or in respect of any shares which remain unclaimed may be invested or otherwise made use of by the board for the benefit of the company until claimed. Any dividend or other sum unclaimed after a period of 12 years from the date when it was declared or became due for payment shall be forfeited and shall revert to the company unless the board decides otherwise and the payment by the board of any unclaimed dividend or other sum payable on or in respect of a share into a separate account shall not constitute the company a trustee in respect of it.

129. Dividends Not in Cash

Any general meeting declaring a dividend may, upon the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, and where any difficulty arises in regard to the distribution the board may settle it as it thinks expedient, and in particular may authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution purposes of any assets or any part thereof to be distributed and may determine that cash shall be paid to any members upon the footing of the value so fixed in order to secure equality of distribution and may vest any assets to be distributed in trustees as may seem expedient to the board.

130. Scrip Dividends

The board may, if authorised by an ordinary resolution of the company, offer any holders of ordinary shares (excluding any member holding shares as treasury shares) the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of any dividend specified by the ordinary resolution. The following provisions shall apply:

(i) An ordinary resolution may specify some or all of a particular dividend (whether or not already declared) or may specify some or all of any dividends declared or paid within a specified period, but such period may not end later than the fifth anniversary of the date of the meeting at which the ordinary resolution is passed;

(ii) The entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forgo. For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the company's ordinary shares on the London Stock Exchange as derived from the Daily Official List (or any other publication of a recognised investment exchange showing quotations for the company's ordinary shares) on such five consecutive dealing days as the board shall determine provided that the first of such days shall be on or after the day on which the ordinary shares are first quoted "ex" the relevant dividend or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount and in giving such a certificate or report the auditors may rely on advice or information from brokers or other sources of information as they think fit;

(iii) No fraction of any ordinary share shall be allotted. The board may make such provisions as they think fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit thereof accrues to the company and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any member and such accruals or retentions are applied to the allotment by way of bonus to or cash subscription on behalf of such member of fully paid ordinary shares and/or provisions whereby cash payments may be made to members in respect of their fractional entitlements;

(iv) The board, if it intends to offer an election in respect of any dividend, shall give notice to the holders of ordinary shares of the right of election offered to them, and specify the procedure to be followed which, for the avoidance of doubt, may include an election by means of a relevant system and the place at which, and the latest time by which, elections must be lodged in order for elections to be effective; no such notice need be given to holders of ordinary shares who have previously given election mandates in accordance with this article and whose mandates have not been revoked; the accidental omission to give notice of any right of election to, or the non receipt of any such notice by, any holder of ordinary shares entitled to the same shall neither invalidate any offer of an election nor give rise to any claim, suit or action;

(v) The board shall not proceed with any election unless the company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined;

(vi) The board may exclude from any offer or make other arrangement in relation to any holders of ordinary shares where the board believes that such exclusion or arrangement is necessary or expedient in relation to legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any

territory, or the board believes that for any other reason the offer should not be made to them;

(vii) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on ordinary shares in respect of which an election has been made (for the purposes of this article "the elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment calculated as stated. For such purpose the board shall capitalise, out of any amount standing to the credit of any reserve or fund (including the profit and loss account) at the relevant time whether or not the same is available for distribution as the board may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis. The board may do all acts and things considered necessary or expedient to give effect to any such capitalisation;

(viii) The additional ordinary shares when allotted shall rank pari passu in all respects with the fully-paid ordinary shares then in issue except that they will not be entitled to participation in the relevant dividend;

(ix) Unless the board otherwise determines, or unless the Uncertificated Securities Regulations and/or the rules of the relevant system concerned otherwise require, the new ordinary share or shares which a member has elected to receive instead of cash in respect of the whole (or some part) of the specified dividend declared or paid in respect of his elected ordinary shares shall be in uncertificated form (in respect of the member's elected ordinary shares which were in uncertificated form on the date of the member's election) and in certificated form (in respect of the member's elected ordinary shares which were in certificated form on the date of the member's election);

(x) The board may also from time to time establish or vary a procedure for election mandates, which, for the avoidance of doubt, may include an election by means of a relevant system, under which a holder of ordinary shares may elect in respect of future rights of election offered to that holder under this article until the election mandate is revoked or deemed to be revoked in accordance with the procedure;

(xi) The board may decide how any costs relating to making new shares available in place of a cash dividend will be met, including deciding to deduct an amount from the entitlement of a shareholder under this article; and

(xii) At any time before new ordinary shares are allotted instead of cash in respect of any part of a dividend, the board may determine that such new ordinary shares will not be allotted. Any such determination may be made before or after any election has been made by members in respect of the relevant dividend.

Capitalisation of Reserves

131. Power to Capitalise Reserves and Funds

The company may, upon the recommendation of the board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any

amount standing to the credit of any reserve or fund (including the profit and loss account) at the relevant time whether or not the same is available for distribution and accordingly that the amount to be capitalised be set free for distribution among the members or any class of members who would be entitled to it if it were distributed by way of dividend and in the same proportions, on the footing that it is applied either in or towards paying up the amounts unpaid at the relevant time on any shares in the company held by those members respectively or in paying up in full unissued shares, debentures or other obligations of the company to be allotted and distributed credited as fully paid up among those members, or partly in one way and partly in the other, but so that, for the purposes of this article: (i) a share premium account and a capital redemption reserve, and any reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the company; and (ii) where the amount capitalised is applied in paying up in full unissued shares, the company will also be entitled to participate in the relevant distribution in relation to any shares of the relevant class held by it as treasury shares and the proportionate entitlement of the relevant class of members to the distribution will be calculated accordingly. The board may authorise any person to enter into an agreement with the company on behalf of the persons entitled to participate in the distribution and the agreement shall be binding on those persons.

132. Settlement of Difficulties in Distribution

Where any difficulty arises in regard to any distribution of any capitalised reserve or fund the board may settle the matter as it thinks expedient and in particular may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any members in order to adjust the rights of all parties, as may seem expedient to the board.

Record Dates

133. Power to Choose Any Record Date

Notwithstanding any other provision of these articles, the company or the board may fix any date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made. The power to fix any such record date shall include the power to fix a time on the chosen date.

Accounting Records and Summary Financial Statements

134. Records to be Kept

The board shall cause to be kept accounting records sufficient to show and explain the company's transactions, and such as to disclose with reasonable accuracy at any time the financial position of the company at that time, and which accord with the Companies Acts.

135. Inspection of Records

No member in his capacity as such shall have any right of inspecting any accounting record or book or document of the company except as conferred by law, ordered by a court of competent jurisdiction or authorised by the board or by ordinary resolution of the company.

136. Summary Financial Statements

The company may send summary financial statements to members of the company instead of copies of its full accounts and reports and for the purposes of this article sending includes using electronic communications and publication on a web site in accordance with the Companies Acts.

137. Additional Copies of Accounts, Reports and Summary Financial Statements

The company may meet, but shall be under no obligation to meet, any request from any of its members to be sent additional copies of its full accounts and reports, or summary financial statements or other communications with members. The company may, in addition to sending one or more copies of its full accounts and reports, summary financial statements or other communications to its members, send one or more copies directly to any person or persons nominated by any member.

Service of Notices and Documents

138. Service of Notices

(A) Any notice or document (including a share certificate) may be served on or sent or delivered to any member by the company either personally or by sending it through the post addressed to the member at his registered address or by leaving it at that address addressed to the member or by means of a relevant system or, where appropriate, by sending it using electronic communications to an address notified by the member concerned to the company for that purpose or by publication on a web site in accordance with the Companies Acts or by any other means authorised in writing by the member concerned. In the case of joint holders of a share, service, sending or delivery of any notice or document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or sending or delivery to all the joint holders.

(B) If on three consecutive occasions a notice to a member has been returned undelivered, such member shall not thereafter be entitled to receive notices from the company until he shall have communicated with the company and supplied to the company (or its agent) a new registered address, or a postal address within the United Kingdom for the service of notices, or shall have informed the company, in such manner as may be specified by the company, of an address for the service of notices by electronic communications. For these purposes, a notice sent by post shall be treated as returned undelivered if the notice is sent back to the company (or its agents), and a notice sent by electronic communications shall be treated as returned undelivered if the company (or its agents) receives notification that the notice was not delivered to the address to which it was sent.

139. Record Date for Service

Any notice or document may be served, sent or delivered by the company by reference to the register as it stands at any time not more than 15 days before the date of service, sending or delivery. No change in the register after that time shall invalidate that service, sending or

delivery. Where any notice or document is served on or sent or delivered to any person in respect of a share in accordance with these articles, no person deriving any title or interest in that share shall be entitled to any further service, sending or delivery of that notice or document.

140. Members Resident Abroad or on Branch Registers

(A) Any member whose registered address is not within the United Kingdom and who gives to the company a postal address within the United Kingdom at which notices or documents may be served upon, or delivered to, him shall be entitled to have notices or documents served on or sent or delivered to him at that address. Any member whose registered address is not within the United Kingdom and who gives to the company an address for the purposes of electronic communications may, at the absolute discretion of the board, have notices or documents sent to him at that address. Otherwise, a member whose registered address is not within the United Kingdom shall not be entitled to receive any notice or document from the company.

(B) For a member registered on a branch register, notices or documents can be posted or despatched in the United Kingdom or in the country where the branch register is kept.

141. Service of Notice on Person Entitled by Transmission

A person who is entitled by transmission to a share, upon supplying the company with a postal address within the United Kingdom for the service of notices shall be entitled to have served upon or delivered to him at such address any notice or document to which he would have been entitled if he were the holder of that share. A person who is entitled by transmission to a share, upon supplying the company with an address for the purposes of electronic communications for the service of notices may, at the absolute discretion of the board, have sent to him at such address any notice or document to which he would have been entitled if he were the holder of that share. In either case, such service, sending or delivery shall for all purposes be deemed a sufficient service, sending or delivery of such notice or document on all persons interested (whether jointly with or as claimants through or under him) in the share. Otherwise, any notice or other document served on or sent or delivered to any member pursuant to these articles shall, notwithstanding that the member is then dead or bankrupt or that any other event giving rise to the transmission of the share by operation of law has occurred and whether or not the company has notice of the death, bankruptcy or other event, be deemed to have been properly served, sent or delivered in respect of any share registered in the name of that member as sole or joint holder.

142. When Notice Deemed Served

Any notice or document, if sent by the company by post, shall be deemed to have been served or delivered on the day following that on which it was put in the post if first class post was used or 72 hours after it was posted if first class post was not used and, in proving service or delivery, it shall be sufficient to prove that the notice or document was properly addressed, prepaid and put in the post. Any notice or document not sent by post but left by the company at a registered address or at an address (other than an address for the purposes of electronic communications) notified to the company in accordance with these articles by a person who is entitled by transmission to a share shall be deemed to have been served or delivered on the day it was so

left. Any notice or document served or delivered by the company by means of a relevant system shall be deemed to have been served or delivered when the company or any sponsoring system-participant acting on its behalf sends the issuer-instruction relating to the notice or document. Any notice or document sent by the company using electronic communications shall be deemed to have been received on the day following that on which it was sent. A notice or document placed on the company's website or websites shall be deemed to have been received on the day following that on which a notice of availability was sent. Proof that a notice or document contained in an electronic communication was given or sent in accordance with current guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice or document was given or sent. Any notice or document served, sent or delivered by the company by any other means authorised in writing by the member concerned shall be deemed to have been served, received or delivered when the company has carried out the action it has been authorised to take for that purpose.

143. Notice When Post Not Available

If at any time by reason of the suspension or curtailment of postal services within the United Kingdom or some part of the United Kingdom or of the relevant electronic communication system the company is unable effectively to convene a general meeting by notice sent through the post or by electronic communications, notice of the general meeting may be given to members affected by the suspension or curtailment by a notice advertised in at least one newspaper with a national circulation. Notice published in this way shall be deemed to have been properly served on all affected members who are entitled to have notice of the meeting served upon them, on the day when the advertisement has appeared in at least one such paper. If at least six clear days prior to the meeting the sending of notices by post or by electronic communications has again become generally possible, the company shall send confirmatory copies of the notice by post or by electronic communications to the persons entitled to receive them.

Destruction of Documents

144. Presumptions Where Documents Destroyed

If the company destroys or deletes:-

(i) any share certificate which has been cancelled at any time after a period of one year has elapsed from the date of cancellation, or

(ii) any instruction concerning the payment of dividends or other moneys in respect of any share or any notification of change of name or address at any time after a period of two years has elapsed from the date the instruction or notification was recorded by the company, or

(iii) any instrument of transfer of shares or Operator-instruction for the transfer of shares which has been registered by the company at any time after a period of six years has elapsed from the date of registration, or

(iv) any other document on the basis of which any entry is made in the register at any time after a period of six years has elapsed from the date the entry was first made in the register in respect of it

and the company destroys or deletes the document or instruction in good faith and without express notice that its preservation was relevant to a claim, it shall be presumed irrebuttably in favour of the company that every share certificate so destroyed was a valid certificate and was properly cancelled, that every instrument of transfer or Operator-instruction so destroyed or deleted was a valid and effective instrument of transfer or instruction and was properly registered and that every other document so destroyed was a valid and effective document and that any particulars of it which are recorded in the books or records of the company were correctly recorded. If the documents relate to uncertificated shares, the company must comply with any requirements of the Uncertificated Securities Regulations which limit its ability to destroy these documents. Nothing contained in this article shall be construed as imposing upon the company any liability which, but for this article, would not exist or by reason only of the destruction of any document of the kind mentioned above before the relevant period mentioned in this article has elapsed or of the fact that any other condition precedent to its destruction mentioned above has not been fulfilled. References in this article to the destruction of any document include references to its disposal in any manner.

Winding Up

145. Distribution of Assets Otherwise Than in Cash

If the company commences liquidation, the liquidator may, with the sanction of an extraordinary resolution of the company and any other sanction required by the Companies Acts:-

(i) divide among the members (excluding any member holding shares as treasury shares) in kind the whole or any part of the assets of the company (whether they shall consist of property of the same kind or not) and, for that purpose, set such values as he deems fair upon any property to be divided and determine how the division shall be carried out as between the members or different classes of members, or

(ii) vest the whole or any part of the assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit

but no member shall be compelled to accept any shares or other assets upon which there is any liability.

Indemnity

146. Indemnity of Directors

Subject to the provisions of the Companies Acts, the company may indemnify any director of the company or of any associated company against any liability and may purchase and maintain for any director of the company or of any associated company insurance against any liability.

J.F. Hylands

JOHN FRANCIS HYLANDS
DIRECTOR

Registered No. SC286832

MEMORANDUM OF ASSOCIATION

OF

STANDARD LIFE PLC

---

1. Name

The name of the company is "Standard Life plc".

2. Type of Company

The company is to be a public company.

3. Registered Office

The company's registered office is to be situated in Scotland.

4. Objects

The objects for which the company is established are:-

(A) To carry on business as a general commercial company and to carry on any trade or business whatsoever.

(B) To acquire any estate or interest in and to take options over, construct, develop or exploit any property, real or personal, and rights of any kind and the whole or any part of the undertaking, assets and liabilities of any person and to act as a holding company.

(C) To provide services of all descriptions.

(D) To lend money and grant or provide credit and financial accommodation to any person and to deposit money with any person.

(E) To invest money of the company in any investments and to hold, sell or otherwise deal with investments or currencies or other financial assets.

(F) To enter into any arrangements with any government or authority or person and to obtain from any government or authority or person any legislation, orders, rights, privileges, franchises and concessions.

(G) To borrow and raise money and accept money on deposit and to secure or discharge any debt or obligation in any manner and in particular (without prejudice to the generality of the foregoing) by mortgages of or charges upon all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by the creation and issue of securities.

(H) To enter into any guarantee, contract of indemnity or suretyship and in particular (without prejudice to the generality of the foregoing) to guarantee, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by both such methods or in any other manner, the performance of any obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums interest dividends and other moneys payable on or in respect of any securities or liabilities of, any person, including (without prejudice to the generality of the foregoing) any company which is at the relevant time a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company.

(I) To amalgamate or enter into partnership or any profit-sharing arrangement with, or to co-operate or participate in any way with, or to take over or assume any obligation of, or to assist or subsidise any person.

(J) To sell, exchange, mortgage, charge, let, grant licences, easements, options and other rights over, and in any other manner deal with, or dispose of, all or any part of the undertaking, property and assets (present and future) of the company for any or for no consideration and in particular (without prejudice to the generality of the foregoing) for any securities or for a share of profit or a royalty or other periodical or deferred payment.

(K) To issue and allot securities of the company for cash or in payment or part payment for any real or personal property purchased or otherwise acquired by the company or any services rendered to the company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose, and to give any remuneration or other compensation or reward for services rendered or to be rendered in placing or procuring subscriptions of, or otherwise assisting in the issue of, any securities of the company or in or about the formation of the company or the conduct or course of its business.

(L) To establish or promote, or concur or participate in establishing or promoting, any company, fund or trust and to subscribe for, underwrite, purchase or otherwise acquire securities of any company, fund or trust and to act as director of and as secretary, manager, registrar or transfer agent for any other company and to act as trustee of any kind and to undertake and execute any trust and any trust business (including the business of acting as trustee under wills and settlements and as executor and administrator).

(M) To pay all the costs, charges and expenses preliminary or incidental to the promotion, formation, establishment and incorporation of the company, and to procure the registration or incorporation of the company in or under the laws of any place outside England.

(N) To the extent permitted by law, to give financial assistance for the purpose of the acquisition of shares of the company or any company which is at the relevant time the company's holding company or subsidiary or another subsidiary of any such holding company or for the purpose of reducing or discharging a liability incurred for the purpose of such an acquisition.

(O) To grant or procure the grant of donations, gratuities, pensions, annuities, allowances or other benefits, including benefits on death, to, or purchase and maintain any type of insurance for or for the benefit of, any directors, officers or employees or former directors, officers or employees of the company or any company which at any time is or was a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company or of any predecessor in business of any of them, and to the relations, connections or dependants of any such persons, and to other persons whose service or services have directly or indirectly been of benefit to the company or whom the board of directors of the company considers have any moral claim on the company or to their relations, connections or dependants, and to establish or support any funds, trusts, insurances or schemes or any associations, institutions, clubs or schools, or to do any other thing likely to benefit any such persons or otherwise to advance the interests of such persons or the company or its members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of such persons or the company or its members or for any national, charitable, benevolent, educational, social, public, political, general or useful object.

(P) To cease carrying on or to wind up any business or activity of the company, and to cancel any registration of and to wind up or procure the dissolution of the company in any state or territory.

(Q) To distribute any of the property of the company among its creditors and members or any class of either in cash, specie or kind.

(R) To do all or any of the above things or matters in any part of the world and either as principals, agents, contractors, trustees or otherwise and by or through trustees, agents or otherwise and either alone or in conjunction with others.

(S) To carry on any other activity and do anything of any nature which in the opinion of the board of directors of the company is or may be capable of being conveniently carried on or done in connection with the above, or likely directly or indirectly to enhance the value of or render more profitable all or any part of the company's undertaking property or assets or otherwise to advance the interests of the company or of its members.

(T) To do any other thing which in the opinion of the board of directors of the company is or may be incidental or conducive to the attainment of the above objects or any of them.

(U) In this clause "**company**", except where used in reference to this company, shall include any partnership or other body of persons, whether incorporated or not incorporated, and whether formed, incorporated, domiciled or resident in the United Kingdom or elsewhere, "**person**" shall include any company as well as any other legal or natural person, "**securities**" shall include any fully, partly or nil paid or no par value share, stock, unit, debenture, debenture or loan stock, deposit receipt, bill, note, warrant, coupon, right to subscribe or convert, or similar right or obligation, "**and**" and "**or**" shall mean "**and/or**" where the context so permits, "**other**" and "**otherwise**" shall not be construed ejusdem generis where a wider construction is possible, and the objects specified in the different paragraphs of this clause shall not, except where the context expressly requires, be in any way limited or restricted by reference to or inference from the terms of any other paragraph or the name of the company or the nature of any trade or business carried on by the company, or by the fact that at any time the company is not carrying on any trade or business but may be carried out in as full and ample a manner and shall be construed in as wide a sense as if each of those paragraphs defined the objects of a separate distinct and independent company.

5. **Liability of Members**

The liability of the members is limited.

6. **Share Capital**

The company's share capital is £300,050,000, divided into 3,000,000,000 ordinary shares of £0.10 each and 50,000 redeemable preference shares of £1.00 each, and the company shall have the power from time to time to divide the original or any increased capital into classes, and to attach thereto any preferential, deferred, qualified or other special rights, privileges, restrictions or conditions.

J.F. Hylands
JOHN FRANCIS HYLANDS
DIRECTOR

09.06.2006

Court of Session Approves Standard Life's Demutualisation

This announcement is not a prospectus. It is an advertisement (for the purposes of the Prospectus Rules) relating to Standard Life plc. Prospective investors should not apply for or buy shares in Standard Life plc except on the basis of information in the Prospectus. Once the Prospectus has been published you will be able to get a copy, free of charge, from this website.

There is no guarantee that Standard Life plc will publish its prospectus on 15 June 2006 or that Standard Life will demutualise or float and you should not base your financial decisions on our demutualisation plans at this stage. The date of demutualisation and flotation may be influenced by things like market conditions and the performance of our business and demutualisation and flotation could happen later than July 2006.

This announcement is not for distribution in the United States, Japan, Australia, New Zealand, Italy or any other jurisdiction where such distribution would be illegal. The information contained in this announcement does not constitute an offer for sale of securities in the United Kingdom, Ireland, the United States, Japan, Australia, New Zealand, Italy or any other jurisdiction, nor does it constitute a public exchange or tender offer in any such jurisdiction. The securities referred to herein may not be offered or sold, directly or indirectly, into the United States unless they are registered under the U.S. Securities Act of 1933, as amended, or exempt from registration. Standard Life does not intend to register the securities referred to herein in the United States. No money, securities or other consideration is being solicited and, if sent in response to the information contained herein, will not be accepted.

The Court of Session in Scotland has today sanctioned the demutualisation scheme presented by The Standard Life Assurance Company.

This follows Standard Life's Special General Meeting on 31 May 2006, at which 98% of those Voting Members who voted supported the Special Resolution for Standard Life's demutualisation and flotation. The result was as follows:

Votes cast	Yes	No
1,577,788	1,545,314	32,474
	98%	2%

Standard Life intends to publish its Prospectus for potential investors on 15 June 2006, subject to regulatory approval. The

Prospectus will include details of the Preferential, Institutional and Retail Offers.

Commenting, Standard Life Chairman Sir Brian Stewart said:

> "Following the overwhelming support which we received from Voting Members for our proposal, I am delighted that the Court of Session has sanctioned the demutualisation scheme presented by Standard Life. This is another important milestone and we look forward to the launch of our Prospectus and the share offers on 15 June."

ENDS

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31.05.2006

Standard Life Members Vote 'Yes'

Press releases are intended for information only and should not be relied upon by customers when making investment decisions.

Due to their nature some of the information in the press release may no longer be current.

Standard Life's Voting Members today voted in favour of the Special Resolution for the demutualisation of The Standard Life Assurance Company and the flotation of Standard Life plc on the London Stock Exchange. The result was announced at the conclusion of Standard Life's Special General Meeting which took place at the Edinburgh International Conference Centre.

Of the almost 1.6 million Members who voted, 98% voted in favour of the Special Resolution and 2% voted against. Standard Life required the support of at least 75% of those Members who voted to vote in favour of the Special Resolution, in order to proceed with its planned demutualisation and flotation.

The result also means that, of the approximately 2.4 million Members who were entitled to vote, over 65% have supported Standard Life's proposed demutualisation and flotation. Standard Life will now seek approval from the Court of Session in Scotland for these proposals at a Court hearing which is expected to be held in mid-June 2006.

Vote Cast	Yes	No
1,577,788	1,545,314	32,474
	98%	2%

Sir Brian said:

"We are delighted with this outcome. We have a clear and emphatic vote of confidence in our proposal to demutualise and float on the London Stock Exchange, and this decision is an excellent outcome for the future of Standard Life.

"Today's result is historic, but we still have work to do. On 15 June we plan to mail Members, customers and employees with details of our Preferential Offer, if they are eligible. All of this will culminate with our proposed flotation in July when we expect Standard Life plc to list on the London Stock Exchange. As I have said throughout this process, we believe this outcome is in the best interests of Members, policyholders and our business."

At the end of the meeting Standard Life's Chairman, Sir Brian Stewart, announced that, conditional on Court approval, Standard Life plans to launch its share offers on 15 June 2006. This will include a mailing to 5.2 million Members, other customers and employees with details of the Preferential Offer if they are eligible to participate in it. Standard Life then plans to list on the London Stock Exchange in July 2006. As these dates may be influenced by the timing of Court approval, market conditions and the performance of the group's business, demutualisation and flotation could happen later than July 2006.

For further information please contact:

Standard Life:

Scott White	0131 245 5422 / 07712 485 738
Barry Cameron	0131 245 6165 / 07712 486 463
Emma Wylie	0207 872 4154 / 07712 486 444

Maitland:

Angus Maitland	0207 379 5151 / 07785 268 283
Neil Bennett	0207 379 5151 / 07900 000 777

Notes to Editors

1. Capitalised terms used in this press release have the meaning given to them in the Proposal for Members and Policyholders dated 13 April 2006.

2. There is no guarantee that Standard Life will demutualise and financial decisions should not be based on the group's demutualisation plans at this stage. The date of demutualisation and flotation may be influenced by things like the timing of Court approval, market conditions and the performance of the group's business and demutualisation and flotation could happen later than July 2006.

Not for distribution in the United States, Japan, Australia, New Zealand, Italy or any other jurisdiction where such distribution would be illegal.

This announcement is not for distribution in the United States, Japan, Australia,

New Zealand, Italy or any other jurisdiction where such distribution would be illegal. The information contained in this announcement does not constitute an offer for sale of securities in the United Kingdom, Ireland, the United States, Japan, Australia, New Zealand, Italy or any other jurisdiction, nor does it constitute a public exchange or tender offer in any such jurisdiction. The securities referred to herein may not be offered or sold, directly or indirectly, into the United States unless they are registered under the U.S. Securities Act of 1933, as amended, or exempt from registration. Standard Life does not intend to register the securities referred to herein in the United States. No money, securities or other consideration is being solicited and, if sent in response to the information contained herein, will not be accepted.

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Regulatory Announcement

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Company	SL Finance plc
TIDM	30EE
Headline	1st Quarter Results
Released	07:01 30-May-06
Number	7212D

Standard Life demonstrates continuing financial progress and commitment to performance improvement

30 May 2006

Standard Life today announces further key financial information[1].

- **Worldwide insurance new business contribution for the first quarter 2006 was £30m compared with £33m for the 12 month period to 31 December 2005.**

- **Standard Life has set itself a target post tax operating return on opening embedded value in 2007 of 9-10%*.**

Group Chief Executive, Sandy Crombie, commented:

"Our first quarter 2006 new business contribution of £30m approached the total achieved in the whole of 2005. This reflects the success of our continued repositioning and demonstrates the momentum behind the improvement in our financial performance.

"This improved performance has reinforced our confidence in the setting of a target post-tax operating return on opening embedded value in 2007 of 9-10%*.

"I believe that these results further underline that the business has made a strong start to 2006, and demonstrate we are progressing well in building a business for the future. The business target gives a clear indication of our ambitions for Standard Life*. "

For further information please contact:

Media:

Emma Wylie	0207 872 4154 / 07712 486 444
Scott White	0131 245 5422 / 07712 485 738
Barry Cameron	0131 245 6165 / 07712 486 463
Neil Bennett (Maitland)	0207 379 5151 / 07900 000 777

Equity Investors:

Gillian Bailey	0131 245 1110

Bond Investors:

John Cummins	0131 245 5195

**There can be no assurance that the Standard Life group will achieve this target which it has set itself and its ability to do so will depend on a number of factors, some of which are beyond its control.*

Q1 2006 New Business Contribution (NBC) and Present Value New Business Premiums

(PVNBP) Details

- Worldwide insurance NBC was £30m compared with £33m for the 12 month period to 31 December 2005.
- Worldwide PVNBP margin was 1.1%, compared with 0.4% for the 12 month period to 31 December 2005.
- Worldwide insurance PVNBP for the first quarter of 2006 was £2,637m.
- UK Life and Pensions NBC was £26m, compared with £27m for the 12 months to 31 December 2005.
- UK Life and Pensions PVNBP margin was 1.3% compared with 0.4% for the 12 months to 31 December 2005.
- UK Life and Pensions PVNBP for the first quarter of 2006 was £1,955m.

Notes to Editors

1. All financial information in this release is unaudited.
2. It is intended that PVNBP will be released as part of Standard Life's quarterly new business announcement in future periods. NBC will in future be disclosed at our interim and preliminary results.
3. PVNBP is calculated as 100% of single premiums plus the expected present value of new regular premiums.
4. NBC is the expected present value of all future cash flows attributable to the shareholder from new business. This has been calculated assuming that the Standard Life Group operated under the post-demutualisation structure and taxation basis. NBC for the first quarter 2006 has been calculated as at the end of the quarter, using the same assumptions as were used to calculate the 2005 figures, but using actual acquisition expenses and commissions. The method of preparation of these figures is in a manner consistent with the NBC figures in Part 8 of the Proposal to Members.
5. APE is calculated as 100% of new regular premiums and 10% of single premiums.

1. Insurance new business and Investment gross sales for overseas operations are calculated using average exchange rates. The principal average exchange rates as at 31 March 2006 are £1:C$2.01 (2005 £1:C$2.20) and £1:Euro 1.46 (2005 £1:Euro 1.46).
2. The post-tax operating return on opening embedded value in 2005 (adjusted to include the impact of the £1.1bn of net new capital that is expected to be raised upon flotation) was 7.4%. This figure is calculated as 2005 EEV operating profit before tax plus the notional interest on the expected net IPO proceeds of £1.05bn (after payment to the pension fund), all stated net of tax, as a percentage of opening EEV for 2005 of £2,964m plus expected net IPO proceeds of £1.1bn.
3. Certain statements, beliefs and opinions in this announcement, including those related to the business target, are forward-looking, which reflect Standard Life's or, as appropriate, Standard Life's directors' current expectations and projections about future events. These statements typically contain words such as "anticipate", "assume", "believe", "expect", "plan", "target", "intend" and words of similar substance. By their nature, forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. Statements contained in this document regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Standard Life does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by law or by an appropriate regulatory authority. You should not place undue reliance on forward-looking statements, which speak only as of the date of this announcement.

This announcement is not for distribution in the United States, Japan, Australia, New Zealand, Italy or any other jurisdiction where such distribution would be illegal. The information contained in this announcement does not constitute an offer for sale of securities in the United Kingdom, Ireland, the United States, Japan, Australia, New Zealand, Italy or any other jurisdiction, nor does it constitute a public exchange or tender offer in any such jurisdiction. The securities referred to herein may not be offered or sold, directly or indirectly, into the United States unless they are registered under the U.S. Securities Act of 1933, as amended, or exempt from registration. Standard Life does not intend to register the securities referred to herein in the United States. No money, securities or other consideration is being solicited and, if sent in response to the information contained herein, will not be accepted.

Quarter 1 2006 Financial Performance

	Q1 2006									
	New Annual Premium (£m)	New Single Premium (£m)	PVNBP (£m)	APE (£m)	NBC (£m)	PVNBP Margin	APE Margin	New Annual Premium (£m)	New Single Premium (£m)	PV
Pensions	111	1,015	1,453	212				438	3,205	4
Annuity	0	53	53	5				0	295	
Life	1	436	438	44				2	1,121	1
Protection	2	0	11	2				6	0	
UK L&P Total	**114**	**1,504**	**1,955**	**263**	**26**	**1.3%**	**9.9%**	**446**	**4,621**	**6**
Canada Total	**18**	**281**	**478**	**45**	**2**	**0.4%**	**4.4%**	**87**	**974**	**1**
Europe	**13**	**61**	**167**	**20**	**2**	**1.2%**	**10.0%**	**80**	**200**	
Other	**8**	**5**	**37**	**9**				**23**	**18**	
Group Total	**153**	**1,851**	**2,637**	**337**	**30**	**1.1%**	**8.9%**	**636**	**5,813**	**9**

END

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FILE COPY

RECEIVED
2006 JUL 13 P 3:38
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NEMO ME IMPUNE LACESSIT

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

AND RE-REGISTRATION OF A PRIVATE COMPANY

AS A PUBLIC COMPANY

Company No. 286832

The Registrar of Companies for Scotland hereby certifies that

SLGC LIMITED

formerly registered as a private company having changed its name and having this day been re-registered under the Companies Act 1985 as a public limited company is now incorporated under the name of

STANDARD LIFE PLC

and that the company is limited.

Given at Companies House, Edinburgh, the 26th May 2006

The Registrar Of Companies

SCT S88Z2FQW 0108
COMPANIES HOUSE 26/05/06

Company No: SC286832

THE COMPANIES ACTS 1985 AND 1989

WRITTEN MEMBERS' RESOLUTIONS

of

SLGC LIMITED

(the "Company")

In accordance with Regulation 53 contained in Table A in the schedule to the Companies (Tables A to F) Regulations 1985 set out in Statutory Instrument 1985 No. 805 as amended by Statutory Instrument 1985 No. 1052, which is adopted by the Company pursuant to Article 1 of the Articles of Association of the Company we, the undersigned, being all the members of the Company who at the date of these resolutions would be entitled to attend and vote at a general meeting of the Company, unanimously resolve that the following resolutions shall have effect as if they had been passed at a general meeting of the Company duly convened and held:

RESOLVED:

1. **THAT** the Company be re-registered as a public company under the Companies Act 1985 (as amended) under the name of "Standard Life plc";

2. **THAT** the memorandum of association of the Company be amended as follows:

   2.1 by the deletion of clause I and inserting in substitution:

   "I. The name of the company is Standard Life plc"";

   2.2 by the insertion of the following new clause II:

   "II. The Company is to be a public company"; and

   2.3 by renumbering clauses II to V as III to VI accordingly; and

   2.4 by the deletion of paragraph and inserting in substitution:

   "(c) to lend and advance money, to place money on current account or deposit and to grant or provide credit and financial accommodation to any person, firm or company, including without limitation, any client of or other persons having dealings with the Company (including Directors but subject to the provisions of the Companies Act 1985), or to agents acting for or representing the Company on such terms as may be thought fit and with or

without security and to buy and sell foreign currency and to carry on the business of a banking, finance or insurance company;"

3. **THAT** the printed document attached hereto be approved and adopted, with effect from the re-registration of the Company as a public company, as the articles of association of the Company in substitution for and to the exclusion of the existing articles of association.

THE DATE OF THESE RESOLUTIONS IS 25 MAY 2006

Signed for and on behalf of The Standard Life Assurance Company	25 May 2006 Date of signature
Signed by Sir Brian John Stewart	25 May 2006 Date of signature

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

MEMORANDUM

and

ARTICLES OF ASSOCIATION

(as altered and adopted respectively on 25 May 2006)

of

STANDARD LIFE PLC

Registered No. SC286832

Incorporated in Scotland on the 30 June 2005

DUNDAS & WILSON CS LLP

191 West George Street
Glasgow
G2 2LD

Tel 0141 222 2200
Fax 0141 222 2201
Legal Post: LP1 Glasgow 8

FAS: 1401
Ref: HEB/JAF/GMB/SL8000.0134

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

(as altered and adopted respectively on 25 May 2006)

of

STANDARD LIFE PLC

I. The name of the Company is "Standard Life plc".

II. The Company is to be a public company.[1]

III. The Registered Office of the Company will be situated in Scotland.

IV. The objects for which the Company is established are:-

(1) To carry on business as a general commercial company.

(2) Without prejudice to Clause IV(1) above, to perform or do all or any of the following operations, acts or things:-

(a) to borrow and raise money with or without security and, for the purposes of or in connection with the borrowing or raising of money by the Company, to become a member of any building society and to accept money on deposit and to secure or discharge any debt or obligation of or binding on the Company in such manner as may be thought fit by the Company or its Directors and, in particular, by the granting or creating or the permitting to subsist of any heritable securities or other fixed securities or assignations in security or assignations or other conveyances or mortgages or pledges of or charges over or any set-off against or lien or hypothec upon the undertaking of the Company and all or any of its heritable and

[1] Inserted by Resolution dated 25 May 2006 and all subsequent clauses re-numbered accordingly.

moveable, real and personal property, (present and future) or by the granting or creating or the permitting to subsist of any mortgage, pledge or charge over all or any of the uncalled capital for the time being of the Company or by the creation and issue, at par or at a premium or discount and for such consideration and with and subject to such rights, powers, privileges and conditions as may be thought fit, of bonds, debentures, debenture stock, perpetual, redeemable or repayable or otherwise or of other obligations or securities of the Company of any description;

(b) to enter into any guarantee, contract of indemnity or suretyship and in particular, (without prejudice to the generality of the foregoing) whether with or without the Company receiving any consideration, to guarantee or to grant any indemnity in respect of or to secure (with or without a personal covenant and with or without a heritable security or other fixed security or assignation in security or assignation or other conveyance or mortgage or pledge of or charge over or set-off against or lien upon all or any part of the undertaking and assets, present and future, and the uncalled capital of the Company) the performance of any obligation, contract or liability or loss or cost or expense or the payment of any debt or sum including the principal amount thereof or any dividend, interest or premium on any stock, debenture, debenture stock, bond, share or other security of any person, firm or company including (without prejudice to the generality of the foregoing) any company which is for the time being a holding company of the Company or in which the Company or such holding company or any of the predecessors of the Company or of such holding company has any interest whether direct or indirect or which is in any way allied to or associated with the Company or of any subsidiary undertaking of the Company or of such other company;

(c) to lend and advance money, to place money on current account or deposit and to grant or provide credit and financial accommodation to any person, firm or company, including without limitation, any clients of or other persons having dealings with the Company (including Directors but subject to the provisions of the Companies Act 1985), or

to agents acting for or representing the Company on such terms as may be thought fit and with or without security and to buy and sell foreign currency and to carry on the business of a banking, finance or insurance company;

(d) to accept, draw, issue, make, create, execute, discount, endorse, negotiate, and to buy, sell and deal in bank drafts, bills of exchange, promissory notes, debentures, bills of lading and other instruments and securities, whether negotiable, transferable or otherwise;

(e) to enter into derivatives of any nature including, without prejudice to the foregoing generality, forwards, swaps, futures, options and any other type of hedging agreement or arrangement;

(f) to enter into any partnership or any joint venture or any joint-purse arrangement or any profit-sharing arrangement and to co-operate or participate in any way with, and to assist or subsidise, any company, firm or person;

(g) to establish, promote, organise, incorporate, reorganise, finance and to aid and assist, financially or otherwise, companies, corporations, syndicates, partnerships and associations of all kinds;

(h) to carry on the business of a holding company and to establish or promote any company or companies for the purpose of taking over, acquiring or working any of the property, rights and liabilities of the Company, or for the purpose of carrying on any business which the Company is authorised to carry on, or for any other purpose which may seem to the Company or its Directors directly or indirectly calculated to benefit or to advance the objects or interests of the Company or the interests of its members, with power to assist such company or companies in every way, but especially by taking shares, stocks and securities thereof, providing capital and paying preliminary expenses;

(i) to pay all the expenses of and preliminary and incidental to the promotion, formation, establishment and registration of the Company, and any other company promoted by the Company or any company in which the Company is or may contemplate being interested including in such expenses all or any part of the costs and expenses of owners of any business or property acquired by the Company; and to procure the registration, recognition or incorporation of the Company in or under the laws of any place outside Scotland;

(j) to issue and allot, credited as paid up in full or in part or otherwise, shares, debentures or other securities of the Company for cash in payment or part payment for any heritable or moveable, real or personal property purchased or otherwise acquired by the Company or for any services rendered to the Company or in satisfaction of any obligation or liability undertaken or agreed to be undertaken by the Company or for any other purpose;

(k) to give or pay any remuneration, brokerage, discount or other compensation or reward or expenses for services rendered or to be rendered in placing or procuring subscriptions of, or otherwise assisting in the issue of, any shares or debentures or other securities of the Company or in or about the formation of the Company or the conduct or course of its business, and to establish or promote, or concur or participate in establishing or promoting any company, fund or trust and to subscribe for, underwrite, purchase or otherwise acquire securities of any company, fund or trust and to carry on the business of company, fund or trust promoters or managers, and of underwriters or dealers in securities and to act as trustees of any kind for any person, firm or company and to undertake and execute any trust;

(l) to sell, exchange, transfer, let or rent, share of profit, royalty or otherwise, grant licences, servitudes, easements, options and other rights over and in any other manner deal with, turn to account, or dispose of all or any part of the undertaking, property and assets (present and future) of the Company whether heritable or moveable,

real or personal, either together or in portions, for any such consideration as may be thought fit by the Company or its Directors and in particular (without prejudice to the generality of the foregoing) for any shares, stock, debentures, debenture stock or other securities, whether fully or partly paid up, of any other company or partly in more than one of or in all of such modes of payment and to hold, retain, sell, dispose of, charge, mortgage and deal with any shares, stock, debentures, debenture stock or other securities received;

(m) to establish, maintain, participate in and contribute to or to procure the establishment and maintenance of, participation in and contribution to, any pension, superannuation, benevolent or life assurance fund, scheme or arrangement (whether contributory or otherwise) for the benefit of any persons (including Directors, former Directors, officers and former officers) who are or shall have been at any time in the employment or service of the Company or of any company which at the time is or was a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company or otherwise associated with the Company or of the predecessors of the Company in business or of any such other company as aforesaid or of the relations, wives, widows, families, connections or dependants of any such persons and for the benefit of any other persons whose service or services have directly or indirectly been of benefit to the Company and for the benefit of their relations, connections or dependants or any of them and to grant or procure the grant of donations, gratuities, pensions, allowances, including allowances on death, or other payments or benefits of any kind to any of such persons as aforesaid; and to establish, subsidise, subscribe to or support institutions, associations, clubs, schools, funds or trusts calculated or considered to be for the benefit of any of such persons as aforesaid or otherwise to advance the interests and well-being of the Company or of any such other company as aforesaid or its members; and to make payments for or towards the insurance of any such persons as aforesaid;

(n) (subject to the provisions of Sections 151 to 158 of the Companies Act 1985) to establish and contribute to any employee share scheme (within the meaning of Section 743 of the Companies Act 1985) for the purchase or subscription by trustees of shares of the Company or of a holding company of the Company and to lend money to the Company's employees to enable them to purchase or subscribe for shares of the Company or of a holding company of the Company; to establish and maintain any option or incentive scheme whereby selected employees (including salaried Directors and officers) of the Company are given the opportunity of acquiring shares in the capital of the Company; to formulate and carry into effect any scheme for sharing the profits of the Company with its employees (including salaried Directors and officers) or any of them; and to form or subscribe to any association, institution or fund for the protection of the interests of owners or employers by insurance against loss caused by bad debts, strikes, fire, accidents, war risks or otherwise;

(o) to pay, subscribe or guarantee money to or for any purpose which the Company or its Directors consider may be likely, directly or indirectly, to further the interests of the Company or of its members or for any charitable, benevolent, national, educational, social, public, general or useful object or for any exhibition;

(p) to cease carrying on or to wind up any business or activity of the Company, and to cancel any registration of and to wind up or procure the dissolution of the Company in any state or territory;

(q) to distribute among the members of the Company **in specie** or otherwise, by way of dividend or bonus or by way of reduction of capital, all or any property or assets of the Company or any proceeds of sale or disposal thereof, and in particular shares, debentures or other securities of other companies belonging to the Company, or of which the Company may have the power to dispose, but so that no distribution amounting to a reduction of capital be made except with the sanction (if any) for the time being required by law;

(r) to purchase and maintain insurance for or for the benefit of any persons who are or were at any time Directors, officers, employees or Auditors of the Company or of any other company which is its holding company or in which the Company or such holding company or any of the predecessors of the Company or of such holding company has any interest whether direct or indirect or which is in any way allied to or associated with the Company, or of any subsidiary undertaking of the Company or of any such other company, or who are or were at any time trustees of any pension fund in which any employees of the Company or of any such other company or subsidiary undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or in the exercise or purported exercise of their powers and/or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, subsidiary undertaking or pension fund and to such extent as may be permitted by law otherwise to indemnify or to exempt any such person against or from any such liability;

(s) to do all or any of the things or matters aforesaid in any part of the world and either as principals, agents, contractors, nominees, trustees or otherwise and either by or through agents, contractors, nominees, trustees, subsidiary companies or otherwise and either alone or in conjunction with others;

(t) to do all such other things as in the opinion of the Company are or may be incidental or conducive to the attainment of the above objects or any of them;

And it is hereby declared that, for the purposes of this clause, (A) "company" except where used in reference to the Company, shall include any partnership or other body of persons, whether incorporated or not incorporated, and whether domiciled or resident in the United Kingdom or elsewhere, (B) "person" shall include any person acting in any capacity whatsoever and any company, corporation, association, syndicate or society as well as any other legal or natural

person, (C) "subsidiary", "subsidiary undertaking" and "holding company" shall be construed in accordance with Section 736 of the Companies Act 1985, (D) "securities" shall include any fully, partly or nil paid share, stock, unit, debenture, debenture or loan stock, deposit receipt, bill, note, warrant, coupon, right to subscribe or convert, or similar right or obligation, (E) "and" and "or" shall mean "and/or" where the context so permits, (F) "other" and "otherwise" shall not be construed **ejusdem generis** where a wider construction is possible and (G) reference to any Act of Parliament shall be deemed to include any statutory amendment, modification or re-enactment thereof.

V. The liability of the members is limited.

VI. The share capital of the Company is £51,000 divided into 10,000 ordinary shares of £0.10 each and 50,000 Redeemable Preference Shares of £1.00 each[2], with power to increase the capital and the Company shall have power to divide the original or any increased capital into several classes, and to attach thereto any preferential, deferred, qualified or other special rights, privileges, restrictions or conditions.

What is contained on this and the preceding 8 pages is a print of the Memorandum of Association as altered on 25 May 2006.

[2] Amended pursuant to Resolution dated 25 May 2006.

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

STANDARD LIFE plc

Registered No. SC286832

(as adopted on 25 May 2006)

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

(adopted on 25 May 2006)

of

STANDARD LIFE plc

CONSTITUTION

1. The Company is established as a public company within the meaning of Section 1(3) of the Companies Act 1985 in accordance with and subject to the provisions of the Companies Act 1985 (as amended by the Companies Act 1989) (hereinafter called "the Act") and of the Memorandum of Association of the Company and of the Regulations contained in Table A, in The Companies (Tables A to F) Regulations 1985 as amended by the Companies (Tables A to F) (Amendment) Regulations 1985 and by The Companies Act 1985 (Electronic Communications) Order 2000 (hereinafter called "Table A") with the exception of Regulations 24, 40, 64, 73 to 81 (inclusive) and 118 of Table A, and of any other Regulations which are inconsistent with the additions and modifications hereinafter set forth.

SHARE CAPITAL

2. The share capital of the Company is £51,000 divided into 10,000 shares of £0.10 each and 50,000 Redeemable Preference Shares of £1.00 each.

3. (A) For the purposes of Section 80 of the Act, the Directors are authorised generally and unconditionally to allot up to a maximum of £50,998 in nominal

amount of relevant securities (as hereinafter defined) of the Company at any time or times from the date of incorporation of the Company until the date occurring five years after such date of incorporation. The aforesaid authority may be previously revoked or varied by the Company in general meeting and may be renewed by the Company in general meeting from time to time for a further period not exceeding five years. The Company may make any offer or agreement before the expiry of this authority which would or might require relevant securities to be allotted after this authority has expired and the Directors may allot relevant securities in pursuance of any such offer or agreement. In this paragraph, references to the allotment of relevant securities shall be construed in accordance with Section 80 of the Act.

(B) In accordance with Section 91 of the Act, Sections 89 (1) and 90 (1) to (6) inclusive of the Act shall be excluded from applying to the Company.

4. Without prejudice to the provisions of Regulation 5 of Table A, the Company shall be entitled to register trustees as such in respect of any shares held upon any trust.

REDEEMABLE PREFERENCE SHARES

The following special rights and restrictions shall attach to the Redeemable Preference Shares:

The date upon which the Redeemable Preference Shares are redeemed pursuant to paragraph 5.3 shall be referred to as the "**Redemption Date**".

5. **Income**

5.1 Each Redeemable Preference Share shall carry the right, out of the profits available for distribution by the Company by way of dividend, to a fixed dividend (the "**Fixed Dividend**") at the annual rate of 1% on the nominal amount paid up or credited as paid up thereon.

5.2 The Fixed Dividend shall accrue from day to day from (and including) the date of issue and shall be calculated on the basis of a 365 day year.

5.3 The Fixed Dividend shall be payable on the Redemption Date and not otherwise. This means that, for the avoidance of doubt, the Fixed Dividend shall not be payable

until the Redeemable Preference Shares are redeemed in accordance with the provisions set out in Article 7.

5.4 Where relevant, the aggregate entitlement of each holder of Redeemable Preference Shares pursuant to this Article 5 shall be rounded down to the nearest whole penny.

5.5 Save as provided in this Article 5, the Redeemable Preference Shares shall not carry any right to participate in the profits of the Company.

6. **Capital**

6.1 On a winding up, the holders of the Redeemable Preference Shares shall be entitled, in priority to any payment to the holders of ordinary shares, to the repayment of the paid up nominal amount on their Redeemable Preference Shares together with a sum equal to the aggregate accrued Fixed Dividend thereon in respect of the period to the date of commencement of the winding up and regardless of whether or not such Fixed Dividend has at such date been earned or become due for payment.

6.2 If, on such a winding up, the amounts available are insufficient to cover in full the amounts payable to the holders of the Redeemable Preference Shares, the holders of such Redeemable Preference Shares shall share in the distribution of assets (if any) in proportion to the full amounts to which they are entitled.

6.3 Where relevant, the aggregate entitlement of each holder of Redeemable Preference Shares on a winding up shall be rounded down to the nearest whole penny.

6.4 Save as provided in this Article 6, the Redeemable Preference Shares shall not carry any right to participate in the assets of the Company.

7. **Redemption**

7.1 Unless the Redeemable Preference Shares have been redeemed earlier as provided in the following sub-paragraph, the Company shall, subject to the provisions of the Act, and to the requirements of any regulatory body to which the company is subject from time to time, redeem all of the Redeemable Preference Shares on 31 August 2007.

7.2 The Company shall have the option, upon giving the holders of the Redeemable Preference Shares not less than 1 day notice in writing, to redeem all (but not some

only) of the Redeemable Preference Shares. The Company may exercise this right of redemption in its absolute discretion and at any time

7.3 Each Redeemable Preference Share shall be redeemed at an amount equal to the nominal amount paid up or credited as paid up thereon.

7.4 Notwithstanding any other provision of this Article 7, the Company shall not redeem any of the Redeemable Preference Shares pursuant to this Article 7 unless it is able, pursuant to and having regard to the provisions of the Companies Act, and the requirements of any regulatory body to which the Company is subject from time to time, to redeem all of the Redeemable Preference Shares and, at the same time, to pay the dividend contemplated by Article 5 in full.

7.5 If the Redeemable Preference Shares are not redeemed on the date for redemption contemplated by this Article 7, then they shall be redeemed by the Company as soon as the Company is able to do so in accordance with the terms and conditions set out above in this Article 7. For the avoidance of doubt, nothing in this Article 7 shall prohibit, restrict or restrain the Company making a distribution on the ordinary shares in the event that the Redeemable Preference Shares are not redeemed on the date for redemption contemplated by this paragraph 7.5.

8. **Voting at General Meetings**

8.1 The holders of the Redeemable Preference Shares shall not be entitled, in respect of their holding of such shares, to receive notice of any general meeting of the Company or to attend, speak or vote at any such general meeting unless the business of the meeting includes the consideration of a resolution for the winding up of the Company, in which case the holders of the Redeemable Preference Shares shall have the right to attend the general meeting and shall be entitled to speak and vote only on any such resolution.

8.2 Whenever the holders of the Redeemable Preference Shares are entitled to vote at a general meeting of the Company, on a show of hands every holder thereof who (being an individual) is present in person or (being a corporation) is present by representative, shall have one vote only on any such resolution, and on a poll every holder shall have one vote for each Redeemable Preference Share he holds PROVIDED THAT if the aggregate number of the votes that would be capable of being cast by holders of the Redeemable Preference Shares on a poll on any resolution at a general meeting would exceed 10 per cent. of the total number of

votes capable of being cast by all shareholders on any such resolution, the vote of each holder of Redeemable Preference Shares shall be reduced equally so that such aggregate number of votes capable of being so cast by the holders of the Redeemable Preference Shares shall be 10 per cent. of the total number of votes capable of being so cast by all shareholders.

9. **Class Rights**

9.1 The company may from time to time create, allot and issue further shares, whether ranking pari passu with or in priority to the Redeemable Preference Shares, and such creation, allotment or issue of such further shares (whether or not ranking in any respect in priority to the Redeemable Preference Shares) shall be treated as being in accordance with the rights attaching to the Redeemable Preference Shares and shall not involve a variation of such rights for any purpose or require the consent of holders of the Redeemable Preference Shares.

9.2 A reduction by the Company of the capital paid up on the ordinary shares and/or the Redeemable Preference Shares shall be in accordance with the rights attaching to the Redeemable Preference Shares and shall not involve a variation of such rights for any purpose, and the Company shall be authorised to reduce its capital (subject to confirmation of the Court in accordance with the Companies Acts and without obtaining the consent of the holders of the Redeemable Preference Shares) including by paying to the holders of the Redeemable Preference Shares the amounts to which they are entitled and by paying to the holders of the ordinary shares the amounts to which they are entitled.

10. **Purchase of shares**

The Company will not require the sanction or consent of the holders of the Redeemable Preference Shares for the purchase or redemption of any shares of any class in the Company (including ordinary shares and Redeemable Preference Shares).

SHARE CERTIFICATES

11. Regulation 6 of Table A is hereby modified by the adding after the words "Every certificate shall be sealed with the seal" where those words appear at the beginning of the second sentence thereof the following:

"or otherwise subscribed or executed by the Company in accordance with the provisions of the Act".

LIEN

12. In Regulation 8 of Table A the words "(not being a fully paid share)" shall be omitted and the words "and the Company shall also have a first and paramount lien on all shares standing registered in the name of a single person or in the name of any person jointly with another or others for all monies presently payable by him or any of them or his estate or their estates to the Company" shall be inserted after the words "in respect of that share".

FORFEITURE OF SHARES

13. Regulation 18 of Table A is hereby modified by adding at the end of the first sentence thereof the following:

"and all expenses that may have been incurred by the Company by reason of such non-payment."

TRANSFER OF SHARES

14. The Directors may, in their absolute discretion and without assigning any reason therefor, decline to register any transfer of any share, whether or not it is a fully paid share.

GENERAL MEETINGS

15. No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation shall be a quorum. If and so long as the Company shall have a sole member, that member

present in person or by proxy or by a duly authorised representative of a corporation, shall be a quorum.

16. Regulation 41 of Table A is hereby modified by the deletion of the words "or if during a meeting such a quorum ceases to be present."

17. A poll may be demanded at any general meeting by the Chairman or by any member present in person or by proxy or, in the case of a corporation, by a duly authorised representative, and entitled to vote. Regulation 46 of Table A shall be construed accordingly.

18. No resolution not previously approved by the Directors shall be moved by any member other than a Director at a general meeting unless the member intending to move the same shall have left a copy thereof with his name and address at the Office of the Company three clear days prior to such meeting.

19. Notice of every general meeting shall be given to every member whether or not he shall have supplied to the Company an address within the United Kingdom for the giving of notices and Regulations 112 and 116 of Table A shall be construed accordingly.

WRITTEN RESOLUTIONS OF THE COMPANY

20. Subject to the Act and all statutes and subordinate legislation for the time being in force concerning the companies and affecting the Company, a resolution in writing signed by all the members for the time being entitled to receive notice of and to attend and vote at general meetings of the Company or meetings of the holders of any class of shares in the Company (or, being a company or corporation sole, by their duly authorised representatives) shall be as valid and effectual as if the same had been passed at a general meeting of the Company or a meeting of the holders of the class of shares concerned, as appropriate, duly convened and held and may consist of one or more documents in like form each signed by one or more members (or, being a company or corporation sole, by their duly authorised representatives), as the case may be. For the purposes of this Article 20, any signature may be

affixed to a facsimile copy of the resolution and any signed resolution shall be valid if the Company receives the original or a copy by facsimile.

DIRECTORS

21. Unless otherwise determined by ordinary resolution of the Company, the number of Directors (other than alternate Directors) shall not be less than one and there shall be no maximum number. If and so long as there is a sole Director, he may act alone in exercising all the powers and authorities vested in the Directors. The first Directors shall be the persons named in the statement delivered under Section 10 of the Act.

22. The Company may by ordinary resolution appoint a person who is willing to act to be a Director either to fill a vacancy or as an additional Director.

23. The Directors may appoint a person who is willing to act to be a Director, either to fill a vacancy or as an additional Director, provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with these Articles as the maximum number of Directors.

24. The office of a Director shall be vacated:

    (a) if he becomes apparently insolvent (or bankrupt in any other jurisdiction) or suspends payment or compounds with his creditors;

    (b) if he becomes of unsound mind or a patient for the purpose of any statute relating to mental health or otherwise incapax;

    (c) if (not being a Director holding executive office as such for a fixed term) by notice in writing to the Company he resigns his office;

    (d) if he is prohibited by law from being a Director or ceases to be a Director by virtue of any provision of the Act or any statutory modification or re-enactment thereof;

    (e) if he is removed from office by notice in writing signed by all his co-Directors and served upon him;

(f) if he shall for more than six months have been absent without permission of the Directors from meetings of the Directors held during that period and the Directors resolve that his office be vacated.

25. If any Director necessarily performs or renders any special duties or services to the Company outside his ordinary duties as a Director the Directors may, if so authorised by an ordinary resolution of the Company, pay such Director special remuneration and such special remuneration may be by way of salary, commission, participation in profits or otherwise as may be arranged.

26. Regulation 94 of Table A is hereby modified by the insertion after the end of paragraph (d) thereof of the words "or unless he has disclosed to the Directors the nature and extent of any material interest or duty of his as aforesaid in accordance with the provisions of Section 317 of the Act".

27. A person appointed as an alternate director who is not a Director shall not require to be approved by resolution of the Directors and Regulation 65 of Table A shall be construed accordingly.

28. Any Director (including an alternate Director) or member of a committee of Directors may participate in a meeting of the Directors or of such committee by means of video-conferencing, conference telephone or similar communications equipment whereby all persons participating in the meeting can hear and speak to each other, and participation in a meeting in this manner shall be deemed to constitute the presence of such Director (or alternate Director) or such member at such meeting.

THE SEAL

29. Regulation 101 of Table A shall have effect subject to the provisions of Section 36B of the Companies Act 1985.

INDEMNITY

30. Subject to the provisions of the Act (and to any relevant legal or regulatory requirement to which the Company may be subject), but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every director or

other officer of the Company shall be indemnified our of the assets of the Company against any liability incurred by him for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company, provided that this Article shall only apply to the extent permitted by the Act.

31. The Company may indemnify out of the assets of the Company any Director or officer of the Company from and against all losses or liabilities which he may sustain or incur in or about the execution or discharge of the duties of his office or otherwise in relation thereto, provided that this Article shall only have effect to the extent permitted under Sections 309A or 309B of the Act (or under any relevant legal or regulatory requirement to which the Company may be subject).

32. Subject to Sections 337A(4) to (6) of the Act (and to any relevant legal or regulatory requirement to which the Company may be subject), the Company may provide any Director or officer of the Company with funds to meet expenditure incurred or to be incurred by him in defending any civil or criminal proceedings brought or threatened against him in connection with any alleged negligence, default, breach of duty or breach of trust by him or in connection with any application under section 144(3) or (4) or under Section 727 of the Act and subject as aforesaid, the Company shall be permitted to take or omit to take any action or enter into any arrangement which would otherwise be prohibited under section 330 of the Act to enable a director to avoid incurring such expenditure.

33. Without prejudice to the provisions of Articles 30 to 32 (inclusive) (and subject to any relevant legal or regulatory requirement to which the Company may be subject), the Directors shall have power to purchase and maintain insurance for or for the benefit of any persons who are or were at any time Directors, officers, employees or auditors of the Company. Subject as aforesaid, this shall include (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or the exercise or purported exercise of their powers and/or otherwise in relation to their duties, powers or offices in relation to the Company.

What is contained in this and the preceding 10 pages is a print of the Articles of Association of the Company as adopted on 25 May 2006.

..........J.L. Myers..........
Director

Company No: SC286832

THE COMPANIES ACTS 1985 AND 1989

WRITTEN MEMBERS' RESOLUTIONS

of

SLGC LIMITED

(the "Company")

In accordance with Regulation 53 contained in Table A in the schedule to the Companies (Tables A to F) Regulations 1985 set out in Statutory Instrument 1985 No. 805 as amended by Statutory Instrument 1985 No. 1052, which is adopted by the Company pursuant to Article 1 of the Articles of Association of the Company we, the undersigned, being all the members of the Company who at the date of these resolutions would be entitled to attend and vote at a general meeting of the Company, unanimously resolve that the following resolutions shall have effect as if they had been passed (resolutions 3 and 5 as Special Resolutions) at a general meeting of the Company duly convened and held:

RESOLVED:

1. **THAT** each of the two issued and 998 authorised (but as yet unissued) Ordinary Shares of £1.00 each in the capital of the Company be subdivided into ten Ordinary Shares of £0.10 each having the rights and being subject to the restrictions as set out in the Company's new articles of association to be adopted pursuant to resolution 3 below;

2. **THAT** the authorised share capital of the Company be increased from £1,000 to £51,000 by the creation of 50,000 Redeemable Preference Shares of £1.00 each having the rights and being subject to the restrictions as set out in the Company's new articles of association of the Company to be adopted pursuant to resolution 3 below;

3. **THAT** the printed document attached hereto be adopted as the Company's new articles of association in substitution of the existing articles of association of the Company;

4. **THAT** the Directors be and are hereby generally and unconditionally authorised for the purposes of and pursuant to section 80(1) of the Act to exercise all the powers of the Company to allot relevant securities (as defined in section 80(2) of the Act) up to an aggregate nominal amount of £50,998 provided that this authority shall expire on the fifth anniversary of the date hereof; and

5. **THAT** the Directors be and they are hereby empowered, pursuant to section 95 of the Act, to allot equity securities (as defined in section 94 of the Act) for cash pursuant to the authorised conferred by paragraph 4 above (as varied from time to time by the Company in general meeting) as if section 89(1) of the Act did not apply to any such allotment.

THE DATE OF THESE RESOLUTIONS IS 10 MAY 2006

Signed for and on behalf of
D.W. Director 1 Limited
Authorised signatory

10/5/06
Date of signature

Signed by John Francis Hylands

10/5/06
Date of signature

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

SLGC LIMITED

Registered No. SC286832

(as adopted on 10 May 2006)

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

(adopted on 10 May 2006)

of

SLGC LIMITED

CONSTITUTION

1. The Company is established as a private company within the meaning of Section 1(3) of the Companies Act 1985 in accordance with and subject to the provisions of the Companies Act 1985 (as amended by the Companies Act 1989) (hereinafter called "the Act") and of the Memorandum of Association of the Company and of the Regulations contained in Table A, in The Companies (Tables A to F) Regulations 1985 as amended by the Companies (Tables A to F) (Amendment) Regulations 1985 and by The Companies Act 1985 (Electronic Communications) Order 2000 (hereinafter called "Table A") with the exception of Regulations 24, 40, 64, 73 to 81 (inclusive) and 118 of Table A, and of any other Regulations which are inconsistent with the additions and modifications hereinafter set forth.

SHARE CAPITAL

2. The share capital of the Company is £51,000 divided into 10,000 shares of £0.10 each and 50,000 Redeemable Preference Shares of £1.00 each.

3. (A) For the purposes of Section 80 of the Act, the Directors are authorised generally and unconditionally to allot up to a maximum of £50,998 in nominal amount of relevant securities (as hereinafter defined) of the Company at any

time or times from the date of incorporation of the Company until the date occurring five years after such date of incorporation. The aforesaid authority may be previously revoked or varied by the Company in general meeting and may be renewed by the Company in general meeting from time to time for a further period not exceeding five years. The Company may make any offer or agreement before the expiry of this authority which would or might require relevant securities to be allotted after this authority has expired and the Directors may allot relevant securities in pursuance of any such offer or agreement. In this paragraph, references to the allotment of relevant securities shall be construed in accordance with Section 80 of the Act.

(B) In accordance with Section 91 of the Act, Sections 89 (1) and 90 (1) to (6) inclusive of the Act shall be excluded from applying to the Company.

4. Without prejudice to the provisions of Regulation 5 of Table A, the Company shall be entitled to register trustees as such in respect of any shares held upon any trust.

REDEEMABLE PREFERENCE SHARES

The following special rights and restrictions shall attach to the Redeemable Preference Shares:

The date upon which the Redeemable Preference Shares are redeemed pursuant to paragraph 5.3 shall be referred to as the "**Redemption Date**".

5. **Income**

5.1 Each Redeemable Preference Share shall carry the right, out of the profits available for distribution by the Company by way of dividend, to a fixed dividend (the "**Fixed Dividend**") at the annual rate of 1% on the nominal amount paid up or credited as paid up thereon.

5.2 The Fixed Dividend shall accrue from day to day from (and including) the date of issue and shall be calculated on the basis of a 365 day year.

5.3 The Fixed Dividend shall be payable on the Redemption Date and not otherwise. This means that, for the avoidance of doubt, the Fixed Dividend shall not be payable until the Redeemable Preference Shares are redeemed in accordance with the provisions set out in Article 7.

5.4 Where relevant, the aggregate entitlement of each holder of Redeemable Preference Shares pursuant to this Article 5 shall be rounded down to the nearest whole penny.

5.5 Save as provided in this Article 5, the Redeemable Preference Shares shall not carry any right to participate in the profits of the Company.

6. **Capital**

6.1 On a winding up, the holders of the Redeemable Preference Shares shall be entitled, in priority to any payment to the holders of ordinary shares, to the repayment of the paid up nominal amount on their Redeemable Preference Shares together with a sum equal to the aggregate accrued Fixed Dividend thereon in respect of the period to the date of commencement of the winding up and regardless of whether or not such Fixed Dividend has at such date been earned or become due for payment.

6.2 If, on such a winding up, the amounts available are insufficient to cover in full the amounts payable to the holders of the Redeemable Preference Shares, the holders of such Redeemable Preference Shares shall share in the distribution of assets (if any) in proportion to the full amounts to which they are entitled.

6.3 Where relevant, the aggregate entitlement of each holder of Redeemable Preference Shares on a winding up shall be rounded down to the nearest whole penny.

6.4 Save as provided in this Article 6, the Redeemable Preference Shares shall not carry any right to participate in the assets of the Company.

7. **Redemption**

7.1 Unless the Redeemable Preference Shares have been redeemed earlier as provided in the following sub-paragraph, the Company shall, subject to the provisions of the Act, and to the requirements of any regulatory body to which the company is subject from time to time, redeem all of the Redeemable Preference Shares on 31 August 2007.

7.2 The Company shall have the option, upon giving the holders of the Redeemable Preference Shares not less than 1 day notice in writing, to redeem all (but not some only) of the Redeemable Preference Shares. The Company may exercise this right of redemption in its absolute discretion and at any time

7.3 Each Redeemable Preference Share shall be redeemed at an amount equal to the nominal amount paid up or credited as paid up thereon.

7.4 Notwithstanding any other provision of this Article 7, the Company shall not redeem any of the Redeemable Preference Shares pursuant to this Article 7 unless it is able, pursuant to and having regard to the provisions of the Companies Act, and the requirements of any regulatory body to which the Company is subject from time to time, to redeem all of the Redeemable Preference Shares and, at the same time, to pay the dividend contemplated by Article 5 in full.

7.5 If the Redeemable Preference Shares are not redeemed on the date for redemption contemplated by this Article 7, then they shall be redeemed by the Company as soon as the Company is able to do so in accordance with the terms and conditions set out above in this Article 7. For the avoidance of doubt, nothing in this Article 7 shall prohibit, restrict or restrain the Company making a distribution on the ordinary shares in the event that the Redeemable Preference Shares are not redeemed on the date for redemption contemplated by this paragraph 7.5.

8. **Voting at General Meetings**

8.1 The holders of the Redeemable Preference Shares shall not be entitled, in respect of their holding of such shares, to receive notice of any general meeting of the Company or to attend, speak or vote at any such general meeting unless the business of the meeting includes the consideration of a resolution for the winding up of the Company, in which case the holders of the Redeemable Preference Shares shall have the right to attend the general meeting and shall be entitled to speak and vote only on any such resolution.

8.2 Whenever the holders of the Redeemable Preference Shares are entitled to vote at a general meeting of the Company, on a show of hands every holder thereof who (being an individual) is present in person or (being a corporation) is present by representative, shall have one vote only on any such resolution, and on a poll every holder shall have one vote for each Redeemable Preference Share he holds PROVIDED THAT if the aggregate number of the votes that would be capable of being cast by holders of the Redeemable Preference Shares on a poll on any resolution at a general meeting would exceed 10 per cent. of the total number of votes capable of being cast by all shareholders on any such resolution, the vote of each holder of Redeemable Preference Shares shall be reduced equally so that such

aggregate number of votes capable of being so cast by the holders of the Redeemable Preference Shares shall be 10 per cent. of the total number of votes capable of being so cast by all shareholders.

9. **Class Rights**

9.1 The company may from time to time create, allot and issue further shares, whether ranking pari passu with or in priority to the Redeemable Preference Shares, and such creation, allotment or issue of such further shares (whether or not ranking in any respect in priority to the Redeemable Preference Shares) shall be treated as being in accordance with the rights attaching to the Redeemable Preference Shares and shall not involve a variation of such rights for any purpose or require the consent of holders of the Redeemable Preference Shares.

9.2 A reduction by the Company of the capital paid up on the ordinary shares and/or the Redeemable Preference Shares shall be in accordance with the rights attaching to the Redeemable Preference Shares and shall not involve a variation of such rights for any purpose, and the Company shall be authorised to reduce its capital (subject to confirmation of the Court in accordance with the Companies Acts and without obtaining the consent of the holders of the Redeemable Preference Shares) including by paying to the holders of the Redeemable Preference Shares the amounts to which they are entitled and by paying to the holders of the ordinary shares the amounts to which they are entitled.

10. **Purchase of shares**

The Company will not require the sanction or consent of the holders of the Redeemable Preference Shares for the purchase or redemption of any shares of any class in the Company (including ordinary shares and Redeemable Preference Shares).

SHARE CERTIFICATES

11. Regulation 6 of Table A is hereby modified by the adding after the words "Every certificate shall be sealed with the seal" where those words appear at the beginning of the second sentence thereof the following:

"or otherwise subscribed or executed by the Company in accordance with the provisions of the Act".

LIEN

12. In Regulation 8 of Table A the words "(not being a fully paid share)" shall be omitted and the words "and the Company shall also have a first and paramount lien on all shares standing registered in the name of a single person or in the name of any person jointly with another or others for all monies presently payable by him or any of them or his estate or their estates to the Company" shall be inserted after the words "in respect of that share".

FORFEITURE OF SHARES

13. Regulation 18 of Table A is hereby modified by adding at the end of the first sentence thereof the following:

"and all expenses that may have been incurred by the Company by reason of such non-payment."

TRANSFER OF SHARES

14. The Directors may, in their absolute discretion and without assigning any reason therefor, decline to register any transfer of any share, whether or not it is a fully paid share.

GENERAL MEETINGS

15. No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation shall be a quorum. If and so long as the Company shall have a sole member, that member present in person or by proxy or by a duly authorised representative of a corporation, shall be a quorum.

16. Regulation 41 of Table A is hereby modified by the deletion of the words "or if during a meeting such a quorum ceases to be present."

17. A poll may be demanded at any general meeting by the Chairman or by any member present in person or by proxy or, in the case of a corporation, by a duly authorised representative, and entitled to vote. Regulation 46 of Table A shall be construed accordingly.

18. No resolution not previously approved by the Directors shall be moved by any member other than a Director at a general meeting unless the member intending to move the same shall have left a copy thereof with his name and address at the Office of the Company three clear days prior to such meeting.

19. Notice of every general meeting shall be given to every member whether or not he shall have supplied to the Company an address within the United Kingdom for the giving of notices and Regulations 112 and 116 of Table A shall be construed accordingly.

WRITTEN RESOLUTIONS OF THE COMPANY

20. Subject to the Act and all statutes and subordinate legislation for the time being in force concerning the companies and affecting the Company, a resolution in writing signed by all the members for the time being entitled to receive notice of and to attend and vote at general meetings of the Company or meetings of the holders of any class of shares in the Company (or, being a company or corporation sole, by their duly authorised representatives) shall be as valid and effectual as if the same had been passed at a general meeting of the Company or a meeting of the holders of the class of shares concerned, as appropriate, duly convened and held and may consist of one or more documents in like form each signed by one or more members (or, being a company or corporation sole, by their duly authorised representatives), as the case may be. For the purposes of this Article 20, any signature may be affixed to a facsimile copy of the resolution and any signed resolution shall be valid if the Company receives the original or a copy by facsimile.

DIRECTORS

21. Unless otherwise determined by ordinary resolution of the Company, the number of Directors (other than alternate Directors) shall not be less than one and there shall

be no maximum number. If and so long as there is a sole Director, he may act alone in exercising all the powers and authorities vested in the Directors. The first Directors shall be the persons named in the statement delivered under Section 10 of the Act.

22. The Company may by ordinary resolution appoint a person who is willing to act to be a Director either to fill a vacancy or as an additional Director.

23. The Directors may appoint a person who is willing to act to be a Director, either to fill a vacancy or as an additional Director, provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with these Articles as the maximum number of Directors.

24. The office of a Director shall be vacated:

(a) if he becomes apparently insolvent (or bankrupt in any other jurisdiction) or suspends payment or compounds with his creditors;

(b) if he becomes of unsound mind or a patient for the purpose of any statute relating to mental health or otherwise incapax;

(c) if (not being a Director holding executive office as such for a fixed term) by notice in writing to the Company he resigns his office;

(d) if he is prohibited by law from being a Director or ceases to be a Director by virtue of any provision of the Act or any statutory modification or re-enactment thereof;

(e) if he is removed from office by notice in writing signed by all his co-Directors and served upon him;

(f) if he shall for more than six months have been absent without permission of the Directors from meetings of the Directors held during that period and the Directors resolve that his office be vacated.

25. If any Director necessarily performs or renders any special duties or services to the Company outside his ordinary duties as a Director the Directors may, if so authorised by an ordinary resolution of the Company, pay such Director special remuneration and such special remuneration may be by way of salary, commission, participation in profits or otherwise as may be arranged.

26. Regulation 94 of Table A is hereby modified by the insertion after the end of paragraph (d) thereof of the words "or unless he has disclosed to the Directors the nature and extent of any material interest or duty of his as aforesaid in accordance with the provisions of Section 317 of the Act".

27. A person appointed as an alternate director who is not a Director shall not require to be approved by resolution of the Directors and Regulation 65 of Table A shall be construed accordingly.

28. Any Director (including an alternate Director) or member of a committee of Directors may participate in a meeting of the Directors or of such committee by means of video-conferencing, conference telephone or similar communications equipment whereby all persons participating in the meeting can hear and speak to each other, and participation in a meeting in this manner shall be deemed to constitute the presence of such Director (or alternate Director) or such member at such meeting.

THE SEAL

29. Regulation 101 of Table A shall have effect subject to the provisions of Section 36B of the Companies Act 1985.

INDEMNITY

30. Subject to the provisions of the Act (and to any relevant legal or regulatory requirement to which the Company may be subject), but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every director or other officer of the Company (other than any person (whether an officer or not) engaged by the Company as auditor) shall be indemnified our of the assets of the Company against any liability incurred by him for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company, provided that this Article

shall be deemed not to provide for, or entitle any person to, indemnification to the extent that it would cause this Article, or any element of it, to be treated as void under the Act.

31. The Company may indemnify out of the assets of the Company any Director or officer of the Company from and against all losses or liabilities which he may sustain or incur in or about the execution or discharge of the duties of his office or otherwise in relation thereto, provided that this Article shall only have effect to the extent permitted under Sections 309A or 309B of the Act (or under any relevant legal or regulatory requirement to which the Company may be subject).

32. Subject to Sections 337A(4) to (6) of the Act (and to any relevant legal or regulatory requirement to which the Company may be subject), the Company may provide any Director or officer of the Company with funds to meet expenditure incurred or to be incurred by him in defending any civil or criminal proceedings brought or threatened against him in connection with any alleged negligence, default, breach of duty or breach of trust by him or in connection with any application under section 144(3) or (4) or under Section 727 of the Act and subject as aforesaid, the Company shall be permitted to take or omit to take any action or enter into any arrangement which would otherwise be prohibited under section 330 of the Act to enable a director to avoid incurring such expenditure.

33. Without prejudice to the provisions of Articles 30 to 32 (inclusive) (and subject to any relevant legal or regulatory requirement to which the Company may be subject), the Directors shall have power to purchase and maintain insurance for or for the benefit of any persons who are or were at any time Directors, officers, employees or Auditors of the Company. Subject as aforesaid, this shall include (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or the exercise or purported exercise of their powers and/or otherwise in relation to their duties, powers or offices in relation to the Company.

What is contained in this and the preceding 10 pages is a print of the Articles of Association of the Company as adopted on 10 May 2006.

J.L. Hyrands
Director

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

MEMORANDUM

and

ARTICLES OF ASSOCIATION

of

SLGC LIMITED

Registered No.

Incorporated in Scotland on the day of 2005

DUNDAS & WILSON CS LLP

191 West George Street
Glasgow
G2 2LD

Tel 0141 222 2200
Fax 0141 222 2201
Legal Post: LP1 Glasgow 8

FAS: 1401
Ref: LR/JAF/GMB/SL8000.0133

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

SLGC LIMITED

I. The name of the Company is "SLGC Limited".

II. The Registered Office of the Company will be situate in Scotland.

III. The objects for which the Company is established are:-

(1) To carry on business as a general commercial company.

(2) Without prejudice to Clause III(1) above, to perform or do all or any of the following operations, acts or things:-

(a) to borrow and raise money with or without security and, for the purposes of or in connection with the borrowing or raising of money by the Company, to become a member of any building society and to accept money on deposit and to secure or discharge any debt or obligation of or binding on the Company in such manner as may be thought fit by the Company or its Directors and, in particular, by the granting or creating or the permitting to subsist of any heritable securities or other fixed securities or assignations in security or assignations or other conveyances or mortgages or pledges of or charges over or any set-off against or lien or hypothec upon the undertaking of the Company and all or any of its heritable and moveable, real and personal property, (present and future) or by the granting or creating or the permitting to subsist of any mortgage, pledge or charge over all or any of the uncalled capital for the time being of the Company or by the creation and issue, at par or at a premium or discount and for such consideration and with and subject

to such rights, powers, privileges and conditions as may be thought fit, of bonds, debentures, debenture stock, perpetual, redeemable or repayable or otherwise or of other obligations or securities of the Company of any description;

(b) to enter into any guarantee, contract of indemnity or suretyship and in particular, (without prejudice to the generality of the foregoing) whether with or without the Company receiving any consideration, to guarantee or to grant any indemnity in respect of or to secure (with or without a personal covenant and with or without a heritable security or other fixed security or assignation in security or assignation or other conveyance or mortgage or pledge of or charge over or set-off against or lien upon all or any part of the undertaking and assets, present and future, and the uncalled capital of the Company) the performance of any obligation, contract or liability or loss or cost or expense or the payment of any debt or sum including the principal amount thereof or any dividend, interest or premium on any stock, debenture, debenture stock, bond, share or other security of any person, firm or company including (without prejudice to the generality of the foregoing) any company which is for the time being a holding company of the Company or in which the Company or such holding company or any of the predecessors of the Company or of such holding company has any interest whether direct or indirect or which is in any way allied to or associated with the Company or of any subsidiary undertaking of the Company or of such other company;

(c) to lend and advance money, to place money on current account or deposit and to grant or provide credit and financial accommodation to any person, firm or company, including without limitation, any clients of or other persons having dealings with the Company, or to agents acting for or representing the Company on such terms as may be thought fit and with or without security and to buy and sell foreign currency and to carry on the business of a banking, finance or insurance company;

(d) to accept, draw, issue, make, create, execute, discount, endorse, negotiate, and to buy, sell and deal in bank drafts, bills of exchange, promissory notes, debentures, bills of lading and other instruments and securities, whether negotiable, transferable or otherwise;

(e) to enter into derivatives of any nature including, without prejudice to the foregoing generality, forwards, swaps, futures, options and any other type of hedging agreement or arrangement;

(f) to enter into any partnership or any joint venture or any joint-purse arrangement or any profit-sharing arrangement and to co-operate or participate in any way with, and to assist or subsidise, any company, firm or person;

(g) to establish, promote, organise, incorporate, reorganise, finance and to aid and assist, financially or otherwise, companies, corporations, syndicates, partnerships and associations of all kinds;

(h) to carry on the business of a holding company and to establish or promote any company or companies for the purpose of taking over, acquiring or working any of the property, rights and liabilities of the Company, or for the purpose of carrying on any business which the Company is authorised to carry on, or for any other purpose which may seem to the Company or its Directors directly or indirectly calculated to benefit or to advance the objects or interests of the Company or the interests of its members, with power to assist such company or companies in every way, but especially by taking shares, stocks and securities thereof, providing capital and paying preliminary expenses;

(i) to pay all the expenses of and preliminary and incidental to the promotion, formation, establishment and registration of the Company, and any other company promoted by the Company or any company in which the Company is or may contemplate being interested including in such expenses all or any part of the costs and expenses of owners of any business or property acquired by the Company; and to procure

the registration, recognition or incorporation of the Company in or under the laws of any place outside Scotland;

(j) to issue and allot, credited as paid up in full or in part or otherwise, shares, debentures or other securities of the Company for cash in payment or part payment for any heritable or moveable, real or personal property purchased or otherwise acquired by the Company or for any services rendered to the Company or in satisfaction of any obligation or liability undertaken or agreed to be undertaken by the Company or for any other purpose;

(k) to give or pay any remuneration, brokerage, discount or other compensation or reward or expenses for services rendered or to be rendered in placing or procuring subscriptions of, or otherwise assisting in the issue of, any shares or debentures or other securities of the Company or in or about the formation of the Company or the conduct or course of its business, and to establish or promote, or concur or participate in establishing or promoting any company, fund or trust and to subscribe for, underwrite, purchase or otherwise acquire securities of any company, fund or trust and to carry on the business of company, fund or trust promoters or managers, and of underwriters or dealers in securities and to act as trustees of any kind for any person, firm or company and to undertake and execute any trust;

(l) to sell, exchange, transfer, let or rent, share of profit, royalty or otherwise, grant licences, servitudes, easements, options and other rights over and in any other manner deal with, turn to account, or dispose of all or any part of the undertaking, property and assets (present and future) of the Company whether heritable or moveable, real or personal, either together or in portions, for any such consideration as may be thought fit by the Company or its Directors and in particular (without prejudice to the generality of the foregoing) for any shares, stock, debentures, debenture stock or other securities, whether fully or partly paid up, of any other company or partly in more than one of or in all of such modes of payment and to hold, retain,

sell, dispose of, charge, mortgage and deal with any shares, stock, debentures, debenture stock or other securities received;

(m) to establish, maintain, participate in and contribute to or to procure the establishment and maintenance of, participation in and contribution to, any pension, superannuation, benevolent or life assurance fund, scheme or arrangement (whether contributory or otherwise) for the benefit of any persons (including Directors, former Directors, officers and former officers) who are or shall have been at any time in the employment or service of the Company or of any company which at the time is or was a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company or otherwise associated with the Company or of the predecessors of the Company in business or of any such other company as aforesaid or of the relations, wives, widows, families, connections or dependants of any such persons and for the benefit of any other persons whose service or services have directly or indirectly been of benefit to the Company and for the benefit of their relations, connections or dependants or any of them and to grant or procure the grant of donations, gratuities, pensions, allowances, including allowances on death, or other payments or benefits of any kind to any of such persons as aforesaid; and to establish, subsidise, subscribe to or support institutions, associations, clubs, schools, funds or trusts calculated or considered to be for the benefit of any of such persons as aforesaid or otherwise to advance the interests and well-being of the Company or of any such other company as aforesaid or its members; and to make payments for or towards the insurance of any such persons as aforesaid;

(n) (subject to the provisions of Sections 151 to 158 of the Companies Act 1985) to establish and contribute to any employee share scheme (within the meaning of Section 743 of the Companies Act 1985) for the purchase or subscription by trustees of shares of the Company or of a holding company of the Company and to lend money to the Company's employees to enable them to purchase or subscribe for shares of the Company or of a holding company of the Company; to

the Company or of any such other company, or who are or were at any time trustees of any pension fund in which any employees of the Company or of any such other company or subsidiary undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or in the exercise or purported exercise of their powers and/or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, subsidiary undertaking or pension fund and to such extent as may be permitted by law otherwise to indemnify or to exempt any such person against or from any such liability;

(s) to do all or any of the things or matters aforesaid in any part of the world and either as principals, agents, contractors, nominees, trustees or otherwise and either by or through agents, contractors, nominees, trustees, subsidiary companies or otherwise and either alone or in conjunction with others;

(t) to do all such other things as in the opinion of the Company are or may be incidental or conducive to the attainment of the above objects or any of them;

And it is hereby declared that, for the purposes of this clause, (A) "company" except where used in reference to the Company, shall include any partnership or other body of persons, whether incorporated or not incorporated, and whether domiciled or resident in the United Kingdom or elsewhere, (B) "person" shall include any person acting in any capacity whatsoever and any company, corporation, association, syndicate or society as well as any other legal or natural person, (C) "subsidiary", "subsidiary undertaking" and "holding company" shall be construed in accordance with Section 736 of the Companies Act 1985, (D) "securities" shall include any fully, partly or nil paid share, stock, unit, debenture, debenture or loan stock, deposit receipt, bill, note, warrant, coupon, right to subscribe or convert, or similar right or obligation, (E) "and" and "or" shall mean "and/or" where the context so permits, (F) "other" and "otherwise" shall not be construed **ejusdem generis** where a wider

establish and maintain any option or incentive scheme whereby selected employees (including salaried Directors and officers) of the Company are given the opportunity of acquiring shares in the capital of the Company; to formulate and carry into effect any scheme for sharing the profits of the Company with its employees (including salaried Directors and officers) or any of them; and to form or subscribe to any association, institution or fund for the protection of the interests of owners or employers by insurance against loss caused by bad debts, strikes, fire, accidents, war risks or otherwise;

(o) to pay, subscribe or guarantee money to or for any purpose which the Company or its Directors consider may be likely, directly or indirectly, to further the interests of the Company or of its members or for any charitable, benevolent, national, educational, social, public, general or useful object or for any exhibition;

(p) to cease carrying on or to wind up any business or activity of the Company, and to cancel any registration of and to wind up or procure the dissolution of the Company in any state or territory;

(q) to distribute among the members of the Company **in specie** or otherwise, by way of dividend or bonus or by way of reduction of capital, all or any property or assets of the Company or any proceeds of sale or disposal thereof, and in particular shares, debentures or other securities of other companies belonging to the Company, or of which the Company may have the power to dispose, but so that no distribution amounting to a reduction of capital be made except with the sanction (if any) for the time being required by law;

(r) to purchase and maintain insurance for or for the benefit of any persons who are or were at any time Directors, officers, employees or Auditors of the Company or of any other company which is its holding company or in which the Company or such holding company or any of the predecessors of the Company or of such holding company has any interest whether direct or indirect or which is in any way allied to or associated with the Company, or of any subsidiary undertaking of

construction is possible and (G) reference to any Act of Parliament shall be deemed to include any statutory amendment, modification or re-enactment thereof.

IV. The liability of the members is limited.

V. The share capital of the Company is £1,000 divided into 1,000 shares of £1 each, with power to increase the capital and the Company shall have power to divide the original or any increased capital into several classes, and to attach thereto any preferential, deferred, qualified or other special rights, privileges, restrictions or conditions.

WE, the persons whose names and addresses are subscribed, are desirous of being formed into a Company, in pursuance of this Memorandum of Association, and we agree to take the number of Shares in the capital of the Company set opposite our name:-

Name, Address and Description of Subscribers	Number of Shares taken by Subscribers
J.F. Hylands Signature John Francis Hylands 6 Heugh Street Falkirk FK1 5QR Witness to the above Signature: P.T. Tyson PETER TRYGVE TYSON PRINT NAME 80 LOTHIAN ROAD ADDRESS EDINBURGH EH1 2DH	One
G.M. Bowe Signature Attorney for DW Director 1 Limited 4th Floor Saltire Court 20 Castle Terrace Edinburgh EH1 2EN Private Limited Company Witness to the above Signature: : Leanne Hoare LEANNE JANE HOARE PRINT NAME SALTIRE COURT ADDRESS 20 CASTLE TERRACE EDINBURGH, EH1 2EN	One

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

SLGC LIMITED

CONSTITUTION

1. The Company is established as a private company within the meaning of Section 1(3) of the Companies Act 1985 in accordance with and subject to the provisions of the Companies Act 1985 (as amended by the Companies Act 1989) (hereinafter called "the Act") and of the Memorandum of Association of the Company and of the Regulations contained in Table A, in The Companies (Tables A to F) Regulations 1985 as amended by the Companies (Tables A to F) (Amendment) Regulations 1985 and by The Companies Act 1985 (Electronic Communications) Order 2000 (hereinafter called "Table A") with the exception of Regulations 24, 40, 64, 73 to 81 (inclusive) and 118 of Table A, and of any other Regulations which are inconsistent with the additions and modifications hereinafter set forth.

SHARE CAPITAL

2. The share capital of the Company is £1,000 divided into 1,000 shares of £1 each.

3. (A) For the purposes of Section 80 of the Act, the Directors are authorised generally and unconditionally to allot up to a maximum of £998 in nominal amount of relevant securities (as hereinafter defined) of the Company at any time or times from the date of incorporation of the Company until the date occurring five years after such date of incorporation. The aforesaid authority may be previously revoked or varied by the Company in general meeting and may be renewed by the Company in general meeting from time to time for a further period not exceeding five years. The Company may make any offer

or agreement before the expiry of this authority which would or might require relevant securities to be allotted after this authority has expired and the Directors may allot relevant securities in pursuance of any such offer or agreement. In this paragraph, references to the allotment of relevant securities shall be construed in accordance with Section 80 of the Act.

(B) In accordance with Section 91 of the Act, Sections 89 (1) and 90 (1) to (6) inclusive of the Act shall be excluded from applying to the Company.

4. Without prejudice to the provisions of Regulation 5 of Table A, the Company shall be entitled to register trustees as such in respect of any shares held upon any trust.

SHARE CERTIFICATES

5. Regulation 6 of Table A is hereby modified by the adding after the words "Every certificate shall be sealed with the seal" where those words appear at the beginning of the second sentence thereof the following:-
"or otherwise subscribed or executed by the Company in accordance with the provisions of the Act".

LIEN

6. In Regulation 8 of Table A the words "(not being a fully paid share)" shall be omitted and the words "and the Company shall also have a first and paramount lien on all shares standing registered in the name of a single person or in the name of any person jointly with another or others for all monies presently payable by him or any of them or his estate or their estates to the Company" shall be inserted after the words "in respect of that share".

FORFEITURE OF SHARES

7. Regulation 18 of Table A is hereby modified by adding at the end of the first sentence thereof the following:-
"and all expenses that may have been incurred by the Company by reason of such non-payment."

TRANSFER OF SHARES

8. The Directors may, in their absolute discretion and without assigning any reason therefor, decline to register any transfer of any share, whether or not it is a fully paid share.

GENERAL MEETINGS

9. No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation shall be a quorum. If and so long as the Company shall have a sole member, that member present in person or by proxy or by a duly authorised representative of a corporation, shall be a quorum.

10. Regulation 41 of Table A is hereby modified by the deletion of the words "or if during a meeting such a quorum ceases to be present."

11. A poll may be demanded at any general meeting by the Chairman or by any member present in person or by proxy or, in the case of a corporation, by a duly authorised representative, and entitled to vote. Regulation 46 of Table A shall be construed accordingly.

12. No resolution not previously approved by the Directors shall be moved by any member other than a Director at a general meeting unless the member intending to move the same shall have left a copy thereof with his name and address at the Office of the Company three clear days prior to such meeting.

13. Notice of every general meeting shall be given to every member whether or not he shall have supplied to the Company an address within the United Kingdom for the giving of notices and Regulations 112 and 116 of Table A shall be construed accordingly.

DIRECTORS

14. Unless otherwise determined by ordinary resolution of the Company, the number of Directors (other than alternate Directors) shall not be less than one and there shall be no maximum number. If and so long as there is a sole Director, he may act alone

in exercising all the powers and authorities vested in the Directors. The first Directors shall be the persons named in the statement delivered under Section 10 of the Act.

15. The Company may by ordinary resolution appoint a person who is willing to act to be a Director either to fill a vacancy or as an additional Director.

16. The Directors may appoint a person who is willing to act to be a Director, either to fill a vacancy or as an additional Director, provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with these Articles as the maximum number of Directors.

17. The office of a Director shall be vacated:-

(a) if he becomes apparently insolvent (or bankrupt in any other jurisdiction) or suspends payment or compounds with his creditors;

(b) if he becomes of unsound mind or a patient for the purpose of any statute relating to mental health or otherwise incapax;

(c) if (not being a Director holding executive office as such for a fixed term) by notice in writing to the Company he resigns his office;

(d) if he is prohibited by law from being a Director or ceases to be a Director by virtue of any provision of the Act or any statutory modification or re-enactment thereof;

(e) if he is removed from office by notice in writing signed by all his co-Directors and served upon him;

(f) if he shall for more than six months have been absent without permission of the Directors from meetings of the Directors held during that period and the Directors resolve that his office be vacated.

18. If any Director necessarily performs or renders any special duties or services to the Company outside his ordinary duties as a Director the Directors may, if so authorised by an ordinary resolution of the Company, pay such Director special remuneration

and such special remuneration may be by way of salary, commission, participation in profits or otherwise as may be arranged.

19. Regulation 94 of Table A is hereby modified by the insertion after the end of paragraph (d) thereof of the words "or unless he has disclosed to the Directors the nature and extent of any material interest or duty of his as aforesaid in accordance with the provisions of Section 317 of the Act".

20. A person appointed as an alternate director who is not a Director shall not require to be approved by resolution of the Directors and Regulation 65 of Table A shall be construed accordingly.

21. Any Director (including an alternate Director) or member of a committee of Directors may participate in a meeting of the Directors or of such committee by means of video-conferencing, conference telephone or similar communications equipment whereby all persons participating in the meeting can hear and speak to each other, and participation in a meeting in this manner shall be deemed to constitute the presence of such Director (or alternate Director) or such member at such meeting.

THE SEAL

22. Regulation 101 of Table A shall have effect subject to the provisions of Section 36B of the Companies Act 1985.

INDEMNITY

23. Every Director or officer of the Company shall be entitled to be indemnified out of the assets of the Company against all losses or liabilities which he may sustain or incur in or about the execution or discharge of the duties of his office or otherwise in relation thereto, including any liability incurred by him in defending any proceedings whether civil or criminal in which judgement is given in his favour or in which he is acquitted or in which the charge is found not proven or in connection with any application under Section 727 of the Act in which relief is granted to him by the Court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company and no Director or other officer shall be liable for any loss, damage or misfortune which may happen to be incurred by the Company in the execution or discharge of the duties of his office or in relation thereto. But this Article

shall only have effect in so far as its provisions are not avoided by Section 310 of the Act.

24. Without prejudice to the provisions of Article 23 the Directors shall have power to purchase and maintain insurance for or for the benefit of any persons who are or were at any time Directors, officers, employees or Auditors of the Company, or of any other company which is its holding company or in which the Company or such holding company or any of the predecessors of the Company or of such holding company has any interest whether direct or indirect or which is in any way allied to or associated with the Company, or of any subsidiary undertaking of the Company or of any such other company, or who are or were at any time trustees of any pension fund in which employees of the Company or of any such other company or subsidiary undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or the exercise or purported exercise of their powers and/or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, subsidiary undertaking or pension fund; for the purposes of this Article "holding company" and "subsidiary undertaking" shall have the same meanings as in the Act.

OVER-RIDING PROVISIONS

25. If any person alone or jointly with any other person, (hereinafter called "the Parent") shall be the holder of not less than 90 per cent in nominal value of the issued shares of the Company as confers the right for the time being to attend and vote at general meetings of the Company, the following provisions (but without prejudice to the provisions of Section 303 of the Act) shall apply and to the extent of any inconsistency shall have over-riding effect as against all other provisions of these Articles:-

(a) the Parent may at any time and from time to time appoint any person to be a Director or remove from office any Director howsoever appointed;

(b) any or all powers of the Directors shall be restricted in such respects and to such extent as the Parent may by notice to the Company from time to time prescribe and any such restriction may be removed or varied in such regard

and to such extent as the Parent may by notice to the Company from time to time prescribe.

Any such appointment, removal, consent or notice shall be in writing served on the Company and signed by the Parent or in the case of a company on its behalf by any one of its directors or by its secretary or by some other person duly authorised for the purpose. No person dealing with the Company shall be concerned to see or enquire as to whether the powers of the Directors have been in any way restricted hereunder or as to whether any requisite consent of the Parent has been obtained and no obligation incurred or security given or transaction effected by the Company to or with any third party shall be invalid or ineffectual unless the third party had at the time express notice that the incurring of such obligation or the giving of such security or the effecting of such transaction was in excess of the powers of the Directors.

Name, Address and Description of Subscribers

J.L. Hylands ....
Signature

John Francis Hylands
6 Heugh Street
Falkirk
FK1 5QR

Witness to the above Signature: P.T. Tyson ....

PETER TRYGVE TYSON ....
PRINT NAME

30 LOTHIAN ROAD ....
ADDRESS

EDINBURGH, EH1 2DH ....

....
Signature

Attorney for DW Director 1 Limited

4th Floor
Saltire Court
20 Castle Terrace
Edinburgh EH1 2EN
Private Limited Company

Witness to the above Signature: : Leanne Hoare.................

LEANNE...JANE...HOARE.
PRINT NAME

SALTIRE...COURT...............
ADDRESS

20...CASTLE...TERRACE.......
EDINBURGH, EH1 2EN

Dated the 29th day of JUNE 2005.

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

MEMORANDUM

and

ARTICLES OF ASSOCIATION

of

SLGC LIMITED

Incorporated in Scotland on the
day of 2005

Oyez RECEIVED

CHFP041

Please complete in typescript, or in bold black capitals.

2006 JUN 13 P 3:38

OFFICE OF INTERNATIONAL CORPORATE FINANCE

43(3)(e)

Declaration on application by a private company for re-registration as a public company

Company Number SC286832

Company Name in full SLGC Limited

I, JOHN FRANCIS HYLANDS

of 6 HEUGH STREET, FALKIRK, FK1 5QR

● Please delete as appropriate.

● [a director][~~the secretary~~] of the company do solemnly and sincerely declare that:

1. the company passed a special resolution on (Day Month Year) 25 05 2006 that the company be re-registered as a public company;
2. the conditions of sections 44 and 45 of the Companies Act 1985 (so far as applicable) have been satisfied;
3. between the balance sheet date and the application for re-registration, there has been no change in the company's financial position resulting in the amount of its net assets becoming less than the sum of its called-up share capital and undistributable reserves.

And I make this solemn Declaration conscientiously believing the same to be true and by virtue of the Statutory Declarations Act 1835

Declarant's signature J.F. Hylands

Declared at EDINBURGH

on (Day Month Year) 25 05 2006

● Please print name.

before me● PETER TRYGVE TYSON

Signed P.T. Tyson **Date** 25/05/2006

A Commissioner for Oaths or Notary Public or Justice of the Peace or Solicitor

Please give the name, address, telephone number, and if available, a DX number and Exchange, of the person Companies House should contact if there is any query.

Dundas & Wilson CS LLP (GLK)

191 West George Street, Glasgow,

G2 2LD Tel Tel 0141 222 2200

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff

for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland **DX 235 Edinburgh**

Form revised June 1998

Regulatory Announcement

Go to market news section

Company	SL Finance plc
TIDM	30EE
Headline	1st Quarter Results
Released	07:00 03-May-06
Number	3241C

2006 Quarter 1 New Business Announcement

3 May 2006

Business continues to show momentum following strategic re-positioning

- UK Life and Pensions Annual Premium Equivalent (APE) increased 13% to £263m (2005: £232m)
- Worldwide insurance APE grew by 7% to £342m (2005: £320m)
- Worldwide single premium insurance sales increased by 48% to £1,851m (2005: £1,247m)
- Worldwide gross investment sales up 141% to £2,451m (2005: £1,019m)
- Standard Life Investments total funds under management rose by £6bn in the quarter to £124.8bn (31 December 2005: £118.8bn)

First Quarter 2006 Overview

UK Life and Pensions APE sales increased by 13%, with particularly strong performances from Self Invested Personal Pensions (SIPP), Investment Bonds, Trustee Investment Pension Plans (TIPP) and Personal Pension Investment Plans (PPIP), demonstrating the Company's focus on investment-driven single premium business. Worldwide insurance APE sales increased by 7% reflecting an expected decline in sales in Germany, which was partially offset by steady group savings and retirement sales in Canada and strong sales in Ireland. Standard Life Investments (SLI) delivered another record quarter with gross investment sales of £2,451m. Total SLI funds under management now stand at just under £125bn, with third party funds of £31.2bn constituting 25% of the total.

Group Chief Executive, Sandy Crombie, commented:

"Standard Life has made a strong start to 2006. The results for the first quarter demonstrate the success of our re-positioning. We made a decision to change our business mix, particularly within UK Life and Pensions, to place emphasis on writing investment-driven single premium business and products with lower new business strain. With APE from single premium insurance sales increasing by 52%, our UK Life and Pensions business continues to show momentum. Coupled with the excellent progress at Standard Life Investments, the group is well positioned for the coming year."

Life and Pensions UK and Europe

UK Life and Pensions APE sales increased by 13% to £263m (2005: £232m). Single premium sales rose by 52% to £1,504m boosted by excellent performances in SIPP, Investment Bonds, TIPP and PPIP. Collectively these product areas generated sales in the UK of £1,115m accounting for 46% of UK Life and Pensions APE in the quarter. New regular premium sales decreased by 14% following the changes to the commission structures of our pensions business in December 2004.

The Company's award winning SIPP contract continues to sell well. First quarter SIPP single premiums increased by 79% to £341m and new regular premiums by 400% to £10m, giving SIPP APE sales for the quarter of £44m, an increase of 110% on Q1 2005. We further strengthened our investment bond proposition with enhancements to our onshore bonds and the launch of the International Bond. Total onshore investment bond single premium sales increased by 166% from £160m to £425m. TIPP and PPIP sales benefited from Standard Life's continuing strong investment performance and increased by 93% to £349m.

Group Pensions APE sales declined by 20% to £97m as the Company continued to target other more profitable business. The impact of this reduction was mitigated by the successful launch of our Group SIPP product, which offers some innovative commission options which result in less new business strain. Individual pensions APE of £36m represented a decrease of 20% following the Company's reduction in initial commission rates on single charge pensions in late 2004.

Protection APE sales increased to £2m from £1m. We expect further improved performance in the sales of our protection products following the introduction in April of our Life Insurance with Tax Relief product, which is designed to take advantage of the changes resulting from A-day.

Annuity APE sales decreased by 44% to £5m (2005: £9m), reflecting, we believe, a reluctance from customers to purchase before A-day in addition to the high level of competition in this area and our continued focus on profitability.

Standard Life signed a number of strategic alliances in 2005, which are beginning to generate an encouraging contribution.

We will continue to enhance our product range, concentrating on profitable products. In the second half of the year we expect to complete the rollout of our Wrap platform, which we believe will be attractive to both intermediaries and customers.

APE sales for Standard Life Germany decreased by 71% to £10m (2005: £34m), following unusually high figures in the first quarter of 2005. This decrease resulted mainly from the overhang of sales from tax legislation changes in Germany which led to a sharp rise in demand for life products before the change became effective on 1 January 2005.

Standard Life Ireland had a strong first quarter with new business APE sales increasing by 67% to £10m following a re-positioning of the business. APE sales of single premium investment and pension products doubled and new regular premium sales rose by 33%.

Standard Life Investments

Standard Life Investments recorded its best ever first quarter. Worldwide investment sales for the first quarter rose to £2.5bn,

an increase of 141% on the same period last year (2005: £1.0bn). UK sales reached £2.1bn, up by 134% (2005: £893m). The Company's UK mutual funds range also experienced its strongest quarter with inflows increasing 282% to £420m (2005: £110m), which compares favourably with an industry average of 63%.

The AAA Money Market Fund enjoyed a record quarter with net sales of £1.2bn significantly up on the first quarter 2005 sales figure of £56m.

Third party funds under management now total £31.2bn, an increase of more than £3bn over the last three months. Highlights for the period included the retention of a £310m commercial property portfolio for the South Yorkshire Pension Fund, a £225m Cheshire County Council mandate win, and a series of key appointments in Europe.

Standard Life Bank

In a competitive mortgage market, gross mortgage lending for the first quarter in 2006 fell by 4% to £596m compared with 2005 first quarter gross lending of £622m.

Standard Life Healthcare

First quarter new business sales for Standard Life Healthcare remain unchanged compared to the same period in 2005. Our focus on selling profitable business continues with the launch of the EspritHealth product in January 2006.

The acquisition of the private medical insurance (PMI) business of FirstAssist Insurance Services Limited was completed on 31 March 2006, taking Standard Life Healthcare's share of the PMI market to an estimated 8.5%, adding over 220,000 customers.

Canada

Total new insurance APE sales increased by 15% to £45m in the first quarter of 2006, a 1% decline in local currency. Single premiums increased by 28% to £281m, 11% in local currency. New regular premiums were flat. Group Savings and Retirement APE sales grew 60%, 35% in local currency, helped by several large contracts in the first three months of the year, which amounted to almost £9m in APE. Results were adversely impacted by lower individual insurance sales, due to the re-pricing of our main universal life product and lower group insurance sales, driven by limited quote activity in the larger case market.

Mutual funds had a strong quarter, led by a good Registered Retirement Savings Plan season. Gross sales benefited from buoyant equity markets, successful wholesaling efforts and a diverse product portfolio. Canada increased gross mutual fund sales by 50% (31% in local currency) to £111m in 2006 (2005: £74m), compared to an industry average of 6%.

For further information please contact:

Media:

Emma Wylie	0207 872 4154 / 07712 486 444
Scott White	0131 245 5422 / 07712 485 738
Barry Cameron	0131 245 6165 / 07712 486 463
Neil Bennett (Maitland)	07900 000 777

Equity Investors:

Gillian Bailey	0131 245 1110

Bond Investors:

John Cummins	0131 245 5195

Notes to Editors

1. Annual Premium Equivalent (APE) sales comprise new regular premium sales plus 10% of single premiums.

2. All financial information in this release is unaudited.

3. Insurance new business and Investment gross sales for overseas operations are calculated using average exchange rates. The principal average exchange rates as at 31 March 2006 are £1:C$2.01 (31 March 2005 £1:C$2.32) and £1:Euro 1.46 (2005 £1:Euro 1.44). Funds under management are calculated using the closing exchange rate as at period end. The principal closing exchange rates used as at 31 March 2006 are £1:C$2.02 (31 December 2005 £1:C$2.01) and £1:Euro 1.43 (31 December 2005 £1:Euro 1.46).

4. TIPP is a Trustee Investment Plan designed to meet the needs of Trustees of exempt approved occupational pension schemes (defined benefit, defined contribution and SSAS schemes).

5. PPIP is a Personal Pension Investment Plan. It is a version of TIPP available to managers of Self Invested Personal Pensions (SIPP) that are administered externally to Standard Life.

6. The insurance operations new business shown within the attached tables includes certain products which do not fall within the scope of "insurance contracts" as defined by IFRS4 "Insurance Contracts" as they do not contain sufficient insurance risk. However, the classification of products into investment or insurance operations is consistent with previous new business reports and is in accordance with FSA recognition rules for insurance business.

7. All comparators are with the first quarter of 2005 unless otherwise stated.

8. Present Value of New Business Premium (PVNBP) data for the first quarter of 2006 is planned to be released at the end of May 2006. PVNBP represents total single premiums plus the discounted value of regular premiums expected to be received over the term of the new regular premium contracts.

The Standard Life Assurance Company New Business
3 month period ended 31 March 2006

Insurance Products

	Single Premiums			New Regular Premiums			
	3 Months to 31 March 2006	3 Months to 31 March 2005	% Change	3 Months to 31 March 2006	3 Months to 31 March 2005	% Change	3 Months to 31 March 2006
	£m	£m		£m	£m		£m
UK Life and Pensions	1,504	988	52%	114	133	-14%	263
SL Healthcare	0	0	0%	5	5	0%	5
Canada	281	220	28%	18	18	0%	45
International	66	39	69%	21	40	-48%	29
Total Worldwide Insurance	**1,851**	**1,247**	**48%**	**158**	**196**	**-19%**	**342**

Investment Products

	3 M 3
UK(a)	
Canada	
International(a)	
Total Worldwide Investment	

Banking

	3 M 3
Gross Mortgage Lending	

(a) Due to the nature of the Indian investment sales market, Indian new business is shown as net of sales less redemptions. The Triple A fund within UK Investment sales is calculated using average net client balances.

Annual Premium Equivalent (APE) is the industry standard for measuring new business income and represents all regular premiums and 10% of single premiums.

Insurance Operations New Business
3 month period ended 31 March 2006

Analysed by geographical region	Single Premiums			New Regular Premiums			3 M 3
	3 Months to 31 March 2006 £m	3 Months to 31 March 2005 £m	% Change	3 Months to 31 March 2006 £m	3 Months to 31 March 2005 £m	% Change	
UK							
Individual Pensions	233	253	-8%	13	20	-35%	
SIPP & Drawdown	341	191	79%	10	2	400%	
Group Pensions	92	109	-16%	88	110	-20%	
Investment (TIPP and PPIP)	349	181	93%	0	0	0%	
Investments Bonds	425	160	166%	0	0	0%	
Offshore Bond	8	0	N/A	0	0	0%	
Annuities	53	93	-43%	0	0	0%	
Protection	0	0	0%	2	1	100%	
Other	3	1	200%	1	0	N/A	
Life and Pensions	**1,504**	**988**	**52%**	**114**	**133**	**-14%**	
SL Healthcare	0	0	0%	5	5	0%	
UK Insurance	**1,504**	**988**	**52%**	**119**	**138**	**-14%**	
Canada[(a)]							
Group savings and retirement	145	96	51%	10	6	67%	
Individual insurance, savings & retirement	136	124	10%	4	5	-20%	
Group insurance	0	0	0%	4	7	-43%	
Canadian Insurance	**281**	**220**	**28%**	**18**	**18**	**0%**	
International (Excluding Canada)[(c)]							
Republic of Ireland	53	26	104%	4	3	33%	
Germany	8	8	0%	9	34	-74%	
Spain	0	4	-100%	0	0	0%	
India[(b)]	2	1	100%	8	3	167%	
China[(b)]	3	0	N/A	0	0	0%	
International (Excluding Canada) Insurance	**66**	**39**	**69%**	**21**	**40**	**-48%**	
Total Worldwide Insurance	**1,851**	**1,247**	**48%**	**158**	**196**	**-19%**	

(a) Canadian new business is now shown based on the product categories used by Canadian management. 'Group savings and retirements' was previously shown as 'Group Annuities'; 'Individual insurance, savings and retirement' was previously shown as 'Individual annuities' together with 'Insurance' and 'Group Insurance' was previously shown as 'Health and disability'.

(b) Amounts shown reflect Standard Life's share of the Joint Venture Company's New Business.

(c) New business from Hong Kong and Spanish general insurance operations are no longer shown as the amounts are not material.

Investment Operations
12 month period ended 31 March 2006

Analysed by geographical region		Opening FUM 01/01/2006 £m	Gross Sales £m		Redemptions £m	Net Inflows £m
UK	Mutual Funds	2,862	420	(d)	(87)	333
	Private Equity	1,580	143		(18)	125
	Segregated Funds	5,915	295	(c)	(33)	262
	Pooled Property Funds	438	27	(c)	0	27
	Triple A	4,421	1,206	(a)	0	1,206
Total UK		**15,216**	**2,091**		**(138)**	**1,953**
Canada	Mutual Funds	1,019	111	(e)	(39)	72
	Investment Counselling	976	38		(17)	21
Total Canada		**1,995**	**149**		**(56)**	**93**
International	Europe	29	6		0	6
	Hong Kong	175	0		0	0

India	1,137	205	(b)	0	205
Total International	**1,341**	**211**		**0**	**211**
Total Worldwide Investment Products	**18,552**	**2,451**		**(194)**	**2,257**

Total third party funds under management comprise the investment business noted above together with third party insurance contracts. New business relating to third party insurance contracts is disclosed as insurance business for reporting purposes. An analysis of total third party funds under management is shown below.

				Standard Life Investments
	Opening FUM 01/01/2006 £m	**Gross inflows £m**	**Redemptions £m**	**Net Inflows £m**
Investment Products	18,552	2,451	(194)	2,257
Third party insurance contracts (new business classified as insurance products)	9,577	462	(272)	190
Third party funds under management	**28,129**	**2,913**	**(466)**	**2,447**
Standard Life Investments – total funds under management	**118,842**			

(a) Due to the nature of the Triple A fund the inflows shown are calculated using average net client balances. Other movements are derived as the difference between these average net inflows and the movement in the opening and closing FUM. Triple A sales were £56m in the 3 months to 31 March 2005.
(b) As a result of the sales market volatility in India, Investment sales are shown as net of sales less redemptions.
(c) Institutional sales comprise Segregated and Pooled Property Fund sales. Total institutional sales were £596m in the 3 months to 31 March 2005.
(d) UK Mutual Fund sales were £110m in the 3 months to 31 March 2005.
(e) Canadian Mutual Fund sales were £74m in the 3 months to 31 March 2005.

END

Close

Standard Life Urges Members to Vote

18 April 2006

"The Board unanimously recommends all our Voting Members support our demutualisation and flotation proposal by voting 'yes'."

Sir Brian Stewart, Chairman of Standard Life

Highlights:

- Today Standard Life started mailing the *Vote and Proposal* pack to approximately 2.4 million Eligible Members and a further 2.1 million policyholders. The pack contains key information on the proposed demutualisation of Standard Life and the flotation of Standard Life plc on the London Stock Exchange.
- Today's mailing includes the *Proposal for Members and Policyholders*, a share allocation statement (for those who are currently eligible for shares or cash), a voting form (for those who are currently entitled to vote), and an *Answering Your Questions* leaflet.
- The *Proposal for Members and Policyholders* includes provisions, among other things, designed to protect the security of policy benefits for all existing policyholders and the reasonable benefit expectations of with profits investors.
- Voting members have until midnight on 28 May 2006 to return their voting forms. After that they can only vote at the Special General Meeting (SGM) which has been called for 11.00am on 31 May 2006 at the Edinburgh International Conference Centre.
- All Eligible Members will be entitled to receive a single fixed allocation of 185 shares. Almost all Eligible Members will also be entitled to receive a variable allocation of shares (note 1).
- Merrill Lynch International and UBS Limited (financial advisers to Standard Life) have estimated that, had the ordinary shares in Standard Life plc been listed on the London Stock Exchange, they would have traded on 13 April 2006 within the likely price range of 240p and 290p (note 2).
- This valuation estimate implies a market capitalisation for Standard Life plc of between £4.8 billion and £5.5 billion, including the £1.1billion of net new equity capital expected to be raised on flotation.
- At the mid-point of this valuation estimate, around half of our Eligible Members would receive ordinary shares valued at between £500 and £1,000.

Not for distribution in the United States, Japan, Australia, New Zealand, Italy or any other jurisdiction where such distribution would be illegal.

- Current and Historical Financial Information (note 3) is included within the *Proposal for Members and Policyholders* issued today. This shows the continuation of the Standard Life turnaround built on the repositioning undertaken over the last two years:
  - Group European Embedded Value (EEV) up 26% to £3,744m at 31 December 2005 (2004: £2,964m).
  - New business contribution increased to £33m for the 12 months to 31 December 2005 (2004: loss £132m) (note 4).
  - EEV operating profit before tax for the 12 months to 31 December 2005 up 119% to £395m (note 4).
  - Profit before tax attributable to shareholders and minority interest for the 12 months to 31 December 2005 improved to £152m (2004: loss £340m) (notes 4 and 5).

Sir Brian Stewart, Standard Life Chairman, said:

"Standard Life has today published the *Proposal for Members and Policyholders*. The proposal contains the detail supporting the Board's recommendation that Standard Life should demutualise and float on the London Stock Exchange.

"After reviewing the options available to Standard Life, the Board believes that demutualisation and flotation is in the best interests of Members, policyholders and the business.

"Each Voting Member has one vote and every vote will count. We need at least 75% of those voting to vote in favour of demutualisation and flotation.

"The Board unanimously recommends the Proposal and urges all our Voting Members to support our demutualisation and flotation proposal by voting 'Yes'."

Sandy Crombie, Group Chief Executive, said:

"We have made significant progress in the last two years and generated positive momentum in the business that is delivering results. We have improved the profitability of the Group. Our strong brand, high-quality customer service, extensive range of financial products and a base of 7 million customers give us great confidence in the business."

Not for distribution in the United States, Japan, Australia, New Zealand, Italy or any other jurisdiction where such distribution would be illegal.

For further information please contact:

Media:

Standard Life:

Scott White	0131 245 5422 / 07712 485 738
Barry Cameron	0131 245 6165 / 07712 486 463
Emma Wylie	0207 872 4154 / 07712 486 444

Maitland:

Angus Maitland	0207 379 5151 / 07785 268 283
Neil Bennett	0207 379 5151 / 07900 000 777

Investors:

John Hylands / Gillian Bailey	0131 245 1110 / 0131 245 0819

Bondholders:

John Cummins	0131 245 5195

STANDARD LIFE

Timeline for demutualisation

Board Announcement	17 October 2005	Standard Life's Board announced its intention to recommend to members that Standard Life should demutualise and float on the London Stock Exchange.
Confirmation of details mailing	October 2005	Standard Life sent a mailing to people identified as Eligible Members at that time and asked them to confirm their address and policy details so that Standard Life would be able to send them their shares or cash after flotation, if they remain eligible.
Mailing of the Proposal document	18 April 2006	Standard Life has today begun sending a *Vote and Proposal* Pack to policyholders. The *Proposal for Members and Policyholders* gives details of the Proposal to policyholders and will help Voting Members decide how to vote.
SGM	31 May 2006	A Special General Meeting of Standard Life has been called for 31 May 2006 at 11.00am at the Edinburgh International Conference Centre. Voting Members will be asked to consider and vote on the Proposal. Even if Voting Members have sent their voting form to Standard Life they can still attend the SGM and vote in person.
Court Approval	June 2006*	If at least 75% of the Voting Members vote in favour of the Proposal, Standard Life plans to ask for final approval from the Court of Session in Scotland. The Court process (which affects all policyholders) is described in Part 6 of the *Proposal for Members and Policyholders*. This process is important for all policyholders, not just those who have a vote on demutualisation. Part 6 also explains how policyholders can object to the Proposal if they do not agree with it. The date of the Court hearing will be available on our website at www.standardlife.com when it is known.
Opportunity to buy shares on a preferential basis	June 2006*	If the Proposal is approved by the Court, Standard Life will write to policyholders and customers again with information on how they can buy shares on a preferential basis as part of its flotation, if they are eligible.
Demutualisation and Flotation	July 2006*	If the Proposal is approved by the Court and all necessary legal, regulatory and other processes are completed satisfactorily, Standard Life will demutualise. Once Standard Life has demutualised, Standard Life plc will be the new parent company of the Group. It intends to list on the London Stock Exchange and raise approximately £1.1 billion of net new capital as part of the flotation.
Payments of shares or cash	July 2006*	Standard Life will send shares or cash to Eligible Members as soon as practicable after flotation.

*The date of demutualisation and flotation may be influenced by things like the timing of Court approval, market conditions and the performance of our business and demutualisation and flotation could happen later than July 2006.
There is no guarantee that Standard Life will demutualise and financial decisions should not be based on our demutualisation plans at this stage.

Not for distribution in the United States, Japan, Australia, New Zealand, Italy or any other jurisdiction where such distribution would be illegal.

Notes to editors

1. For legal and practical reasons some Eligible Members – for example, some overseas Members – will not be able to receive shares. They will receive cash instead. Any variable allocation of shares to which an Eligible Member is entitled will be determined by reference to the with profits investments that they held as at 30 March 2004 under each policy for which they are an Eligible Member. The variable allocation will reflect various factors, including policy type, the size of their with profits investments and the length of time those investments had been continuously invested in with profits with Standard Life as at 30 March 2004.

2. The value of shares to be issued to Eligible Members cannot be determined accurately yet. The estimated likely range of share price provided is also dependant on demutualisation and all other related matters being implemented. See further information in paragraph 1.4 (Value of shares).

3. The EEV of the Group has been calculated as though the Group had operated under the post-demutualisation structure over the period 16 November 2003 to 31 December 2005. It has been calculated on the basis that demutualisation occurred at the end of 2005 but excludes the impact of £1.1 billion of net new capital that is expected to be raised upon flotation. The Historical Financial Information (HFI) is a representation of the accounting results of the Group as though the legal arrangements set out in the Main Scheme had applied to such results. The HFI is based on the consolidated annual financial statements prepared for Standard Life, which for full year 2005 and full year 2004 have been prepared under IFRS in line with changes to the UK financial reporting framework.

4. Prior reporting period of 13.5 months to 31 December 2004.

5. Profit before tax attributable to shareholders and minority interests is prepared on an IFRS basis.

6. The costs of, and incidental to, the Proposal incurred, or to be incurred, by the Group are estimated to be approximately £158 million. This amount does not include commissions, fees and expenses payable in respect of the Offers, which will be met from the new capital raised under the Offers.

7. Standard Life has also made a Regulatory Information Service (RIS) announcement today which sets out Standard Life's financial results for 2005, along with comparable information for 2004. This announcement can be found on Standard Life's website at www.standardlife.com.

8. The IFRS financial statements of Standard Life Assurance Company for the year ended 31 December 2005 are available on www.standardlife.com.

9. Standard Life announces today that meetings of the holders of its subordinated bonds will be convened on 10 May 2006 to approve certain resolutions as set out in the relevant explanatory memorandum dated 18 April 2006.

10. Capitalised terms used in this document have the meaning given to them in Part 12 of the *Proposal for Members and Policyholders.*

Not for distribution in the United States, Japan, Australia, New Zealand, Italy or any other jurisdiction where such distribution would be illegal.

STANDARD LIFE

This announcement is not for distribution in the United States, Japan, Australia, New Zealand, Italy or any other jurisdiction where such distribution would be illegal. The information contained in this announcement does not constitute an offer for sale of securities in the United Kingdom, Ireland, the United States, Japan, Australia, New Zealand, Italy or any other jurisdiction, nor does it constitute a public exchange or tender offer in any such jurisdiction. The securities referred to herein may not be offered or sold, directly or indirectly, into the United States unless they are registered under the U.S. Securities Act of 1933, as amended, or exempt from registration. Standard Life does not intend to register the securities referred to herein in the United States. No money, securities or other consideration is being solicited and, if sent in response to the information contained herein, will not be accepted.

There is no guarantee Standard Life will demutualise and financial decisions should not be based on our demutualisation plans at this stage.

Highlights of the Proposal

Capitalised terms used in this document have the meaning given to them in Part 12 of the *Proposal for Members and Policyholders.*

1.0 About the Proposal

1.1 Why is Standard Life proposing demutualisation and flotation?

On 17 October 2005, Standard Life announced its intention to put forward a proposal for its demutualisation and for the flotation of Standard Life plc. The main reasons for the Proposal are:

- It will unlock value for Eligible Members
- It will reduce the risks to which with profits investors are exposed
- It will provide access to external equity capital

Part 1 of the *Proposal for Members and Policyholders* contains a summary of the alternatives to demutualisation considered by the Board.

After reviewing the options available to Standard Life, the Board has concluded that the proposal to demutualise and float on the London Stock Exchange is the best option for Members, policyholders and our business.

The Board unanimously recommends the Proposal and urges Voting Members to vote for the Special Resolution to be proposed at the SGM. Each Director who is a Voting Member intends to vote '**yes**'.

The Directors have received approaches in recent weeks relating to potential transactions. These approaches have included requests to take significant shareholdings in Standard Life plc and a specific approach involving an all share merger with Standard Life. In each case, the Directors have concluded that the potential transaction is not in the best interests of Members, policyholders and the business, having regard to factors such as the proposed valuation and other terms, the lack of certainty of outcome, the time that it would take to complete any agreement and the risk of disruption to the successful implementation of the Proposal. As required by their fiduciary duties, the Directors will, of course, keep under review whether any alternative may, in all the circumstances, offer material advantages when compared to the Proposal.

1.2 Protection for Policyholders

The Proposal contains a number of protections for policyholders. These are outlined in Part 1 of the *Proposal for Members and Policyholders* and available on www.standardlife.com/members and described in more detail in Part 4 of the *Proposal for Members and Policyholders*. A number of these are listed below:

- All Standard Life policyholders will keep their existing policies – any shares or cash that Eligible Members receive will be in addition.

- All policyholders will still be customers of the Group. Instead of being with Standard Life, the policies will generally be with Standard Life Assurance, Standard Life Canada or our Bermudan subsidiary (though some of the Canadian policies will remain with Standard Life).

- Premiums will be collected in the same way as they are now.

- The Proposal includes provisions designed, among other things, to protect the security of policy benefits for all existing policyholders and the reasonable benefit expectations of with profits investors.

- The Proposal has been reviewed by the Company's regulator, the Financial Services Authority, and regulators in a number of other countries. Standard Life will not demutualise unless the plans to do so have been approved by the Court. Standard Life also needs the approval of the courts in Bermuda, Guernsey and Jersey for parts of the Proposal to be implemented.

- An Independent Expert, Mike Arnold, a Fellow of the Institute of Actuaries, has reviewed the Proposal and produced a report which will be considered by the Court before it decides whether to approve the plans to demutualise. Part 7 of the *Proposal for Members and Policyholders* contains a summary of the Independent Expert's report.

- Standard Life Assurance has approved the establishment of a With Profits Committee to oversee the management of the With Profits Fund. Its members will be two non-executive directors of Standard Life Assurance and an independent Chairman. It is intended that the With Profits Committee will always have a Chairman who is an appropriately experienced actuary and who is independent of the Standard Life Group.

1.3 Demutualisation Entitlement

Generally speaking, Members are entitled to receive a demutualisation entitlement if they are the Member for a policy which started on or before 30 March 2004 and which has been continuously invested in with profits with Standard Life from 30 March 2004 up to the date of the SGM (both dates inclusive).

There is only one Member for each policy. In the case of a policy held by more than one person, the Members will generally be the person whose name appears first on the policy or who was nominated by all the other policyholders to be the Member before Standard Life closed to new Members on 18 October 2005.

Members with a policy invested in with profits as at 30 March 2004, which matured on or after 18 October 2005, may still be eligible for a demutualisation entitlement. Standard Life is proposing to change the Regulations at the SGM to reinstate their membership if they would otherwise meet the eligibility requirements. They will not receive a demutualisation entitlement if all of their policies invested in with profits matured before 18 October 2005.

Members can find further information on eligibility for demutualisation entitlement, including any exceptions to the general rules on eligibility and other amendments to the Regulations to allow some other people to be Eligible Members in Parts 1 and 2 of the *Proposal for Members and Policyholders*, and available on www.standardlife.com/members. In this mailing, those Members who, according to Standard Life's records are currently eligible to receive shares or cash, will also receive a share allocation statement.

The value of an Eligible Member's demutualisation entitlement depends on the number of shares allocated to them. Each Eligible Member will be entitled to a single fixed allocation of 185 shares. This amount will be the same for all Eligible Members because each Eligible Member currently only has one vote at general meetings of the Members of Standard Life.

Most Eligible Members will also be entitled to a variable allocation of shares. This will be determined by reference to the with profits investments that they held as at 30 March 2004 under each policy for which they are the Eligible Member.

Eligible Members will receive shares in Standard Life plc or cash as compensation for the loss of their membership rights in Standard Life. Eligible Members will not have to pay for any shares or cash provided to them as their demutualisation entitlement. Most Eligible Members will be entitled to receive shares. However, for various legal and practical reasons, Eligible Members who are not resident in a Permitted Country on the SGM Date will only be able to receive cash. Eligible Members who according to our records are resident in a Permitted Country on the SGM Date will be able to choose whether to keep the shares they receive as their demutualisation entitlement or to have all of those shares sold on their behalf on flotation. The Permitted Countries are Austria, Canada, the Channel Islands, Germany, Ireland, the Isle of Man and the UK.

1.4 Value of Shares

The value of the shares to be issued to Eligible Members cannot be determined accurately yet, but Merrill Lynch International and UBS Limited (financial advisers to Standard Life) have estimated that, had the demutualisation and all other related matters been implemented and the Ordinary Shares been listed on the London Stock Exchange, the Ordinary Shares would have traded on 13 April 2006 within the likely price range of 240p and 290p.

The offer price of the shares and the price at which they will subsequently trade on the London Stock Exchange will not necessarily be within this range and could be materially outside it, because of changes in, for example, stock market conditions or the financial position and performance of Standard Life's businesses between the time of the estimate and the time of Listing. In addition, the offer price set as part of the Offers will be determined with reference to demand for shares under the Offers.

This estimate has been provided to Standard Life on the bases and assumptions set out in the letter from Merrill Lynch International and UBS Limited, included in Part 11 of the *Proposal for Members and Policyholders*. The letter is not a recommendation on how to vote with respect to the Proposal and Merrill Lynch International and UBS Limited have consented to the inclusion of the letter in the *Proposal for Members and Policyholders* on the basis that, without prejudice to any responsibility or duty of care they may owe, or any liability they may have, to Standard Life in respect of the letter, no responsibility, duty of care or liability is accepted by them to Members, policyholders, or any third parties in respect of the letter or the *Proposal for Members and Policyholders.*

Merrill Lynch International and UBS Limited are acting exclusively for Standard Life and Standard Life plc in connection with the Proposal and not for anyone else, they will not advise or provide any protections to any other person and they make no representations with respect to the accuracy or completeness of any information contained in the *Proposal for Members and Policyholders.*

1.5 Flotation

Some of the key features of the flotation of Standard Life plc are:

- Standard Life plc will apply for its shares to be admitted to the Official List and admitted to trading on the London Stock Exchange. This will put a market value on any shares that Eligible Members receive on demutualisation.
- Standard Life plc intends to raise approximately £1.1 billion of net new capital on flotation. There is more information in Part 8 of the *Proposal for Members and Policyholders* on how it is expected that Standard Life plc will use this money.
- Subject to certain conditions, Standard Life plc intends to give Eligible Members, other Standard Life policyholders and certain other Group customers (as at 18 April 2006) and Group employees the opportunity to buy New Shares at a discounted price if they are resident in a Permitted Country (see paragraph 1.3 above for list of Permitted Countries). This will be called the Preferential Offer. The United States is not a permitted country so policyholders resident in the United States or any other jurisdiction which is not a permitted country will not be eligible to participate in the Preferential Offer.
- The flotation will also involve Standard Life plc making two other offers – the Institutional Offer (which will offer shares to certain large institutional and other significant investors) and the Retail Offer (which will offer shares to certain individuals and other investors). The allocation of New Shares in Standard Life plc between the Offers will be described in the Prospectus.
- Standard Life plans to write to people who are eligible to buy New Shares in the Preferential Offer with more information in June 2006. This will include an indication of the estimated price payable for shares under the Preferential Offer and the size of the discount this represents to the Institutional Offer and the Retail Offer.
- Eligible Members will only be able to participate in the Preferential Offer if the shares which they receive as their demutualisation entitlement are not sold as part of the flotation.

- Standard Life plc also intends to issue free bonus shares to anybody who: receives shares as their demutualisation entitlement; buys shares in the Preferential Offer; or receives free shares under the Proposal as an employee of the Group and keeps those shares for a period of 12 months from the date of Listing. One free bonus share will be given for every 20 shares held continuously throughout this 12 month period.
- The Preferential Offer is being made available to give eligible customers and employees the opportunity to acquire shares in Standard Life plc on favourable terms. The free bonus issue is to encourage people who receive shares on demutualisation, as employees or through the Preferential Offer to retain those shares. The Board does not believe that any reduction in value for Eligible Members as a result of these arrangements is significant overall.

2.0 Standard Life's Mortgage Endowment Promise (MEP)

Towards the end of 2000, Standard Life issued the MEP to certain of its UK and Irish mortgage endowment policyholders.

The MEP will transfer to Standard Life Assurance and be reconstituted as part of the Main Scheme. There are a range of different ways Standard Life could have done this. But our choice is to do this by determining what, if anything, Standard Life Assurance will be obliged to pay policyholders with the MEP, by reference to investment performance. The reason for this change and the details of how this will work in practice are outlined in section 5 of the *Proposal for Members and Policyholders* and available on www.standardlife.com/members.

3.0 Voting

3.1 Eligible Members

You will be an Eligible Member if, at the time we demutualise, you are the Member for a policy which started on or before 30 March 2004 and which has been continuously invested in with profits with Standard Life from 30 March 2004 up to the SGM Date (both dates inclusive).

Further information on eligibility can be found in Part 2 of the *Proposal for Members and Policyholders*.

3.2 How to vote

Voting Members may vote using the Voting Form contained in their *Vote and Proposal* pack or in person by attending the SGM on 31 May 2006. Voting Members do not need to attend the SGM for their vote to count if they return their Voting Form in accordance with the instructions on it and in Part 15 of the *Proposal for Members and Policyholders*. A Voting Member may appoint another person ("a proxy") to attend the Meeting and, on a poll, to vote instead of him or her. A proxy need not be a Member. However, the Voting Member's vote will not count unless their proxy attends the SGM and casts their vote. Further details on voting using the Voting Form and appointing a person to act as proxy are set out on the Voting Form contained in the *Voting and Proposal* pack and in Part 15 of the *Proposal for Members and Policyholders*.

Voting Members have until midnight (UK time) on Sunday 28 May 2006 to return their voting form.

As soon as practicable following the close of the SGM the result of voting at the SGM will be available on the Standard Life website at www.standardlife.com/members.

This release should be read in conjunction with the *Proposal for Members and Policyholders* which can be found on the Standard Life website at www.standardlife.com/members.

COURT OF SESSION, SCOTLAND

Scheme pursuant to Part VII of, and Schedule 12 to, the Financial Services and Markets Act 2000 under which substantially all of the long-term business of The Standard Life Assurance Company is to be transferred to Standard Life Assurance Limited

Part A1 – Interpretation and Background

1. Definitions

1.1 In this Scheme (unless inconsistent with the subject or context), the following definitions apply:

"Act"	means the Financial Services and Markets Act 2000;
"Additional NPF Contracts"	means the contracts, agreements and arrangements set out in Schedule 6 (*Additional NPF Contracts*);
"Admission"	means the SL plc Shares have been officially listed on the London Stock Exchange (as such expression is defined in the Listing Rules);
"Agreed Form Documents"	means the documents which are referred to in Part I9;
"Asset Shares"	has the meaning given in the PPFM;
"Austrian Business"	means the Long Term Business of SLAC carried on in Austria through its German branch pursuant to the exercise of its EEA rights to provide cross-border services into Austria;
"Austrian Policies"	means all Transferred Policies written by, and all proposals for insurance (falling within paragraph (B) of the definition of Transferred Policies) received by, the German branch of SLAC in respect of the Austrian Business;
"Austrian Transfer Agreement"	means the asset transfer agreement in respect of certain property attributable to the Austrian Business to be entered into between SLAC (as transferor) and SLAL (as transferee) in the form agreed between them;
"Bermudan Assets"	means the Transferred Bermuda Assets (as defined in the Bermudan Scheme);
"Bermudan Business"	means the whole of the long-term business of SLAC carried on from Bermuda pursuant to its permit issued by the Minister of Finance under sections 134 and 136 of the Companies Act 1981 (Bermuda);
"Bermudan Policies"	means the Transferred Bermuda Policies (as defined in the

Bermudan Scheme);

"Bermudan Scheme"	means a scheme of transfer for the transfer of the Bermudan Business from SLAC to SL Bermuda pursuant to The Insurance Act 1978 (Bermuda);
"Business Day"	means a day (other than a Saturday or a Sunday) on which banks are open for business (other than solely for trading and settlement in Euros) in London and Edinburgh;
"Calculation Manual"	has the meaning given in Part E5;
"Canada Holdco"	means Standard Life Financial Inc.;
"Canadian Domesticated Assets"	means the assets of the Canadian branch of SLAC transferred by SLAC to SCDA pursuant to the Canadian Domestication Documents;
"Canadian Domesticated Business"	means that part of the business and undertaking forming part of the Canadian branch of SLAC as at 31 December 2004 that was transferred to and assumed by SCDA in accordance with the terms and subject to the conditions of the Canadian Domestication Documents;
"Canadian Domesticated Policies"	means the life, accident and health insurance policies, annuities and pensions (including all amendments, endorsements, riders and waivers thereto, and guarantees, options and promises relating thereto), both individual and group, written, issued or assumed by SLAC in Canada, all as described in, and assumed by SCDA pursuant to, the Canadian Domestication Documents;
"Canadian Domestication Documents"	means an agreement entitled "Domestication Agreement" and related agreements entered into between SLAC and SCDA on 31 December 2004;
"Canadian SCDA Assets"	means the assets backing the Canadian SCDA Policies and other assets of SLAC related to the Canadian SCDA Business, all as described in the Canadian Scheme Agreement and the Canadian SCDA Conveyance Agreement at the Effective Time and regardless of whether or not such agreements have become unconditional and are otherwise effective at the Effective Time;
"Canadian SCDA Business"	means the business and undertaking of SLAC carried on in Canada in respect of the Canadian SCDA Policies;
"Canadian SCDA Conveyance Agreement"	means an agreement entitled "Standard Life Canada Conveyance Agreement" relating to the Canadian SCDA Business to be entered into by SLAC and SCDA in the form

agreed between them;

"Canadian SCDA Effective Time" means the time on the date at which the Canadian Scheme Agreement (insofar as it relates to the transfer of the Canadian SCDA Business from SLAC to SCDA) and the related documents shall become effective in accordance with their respective terms;

"Canadian SCDA Policies" means all the life, accident and health insurance policies, annuities and pensions (including all amendments, endorsements, riders and waivers thereto, and guarantees, options and promises relating to the policies), both individual and group, written, issued or assumed by the Canadian branch of SLAC, which are in force at the Canadian SCDA Effective Time or have lapsed, including the participating policies written, issued or assumed by the Canadian branch of SLAC that entitle the holder thereof to participate in the profits of SLAC, all as described in, and assumed by SCDA pursuant to, the Canadian Scheme Agreement, the Canadian SCDA Transfer Agreement and the Canadian SCDA Conveyance Agreement, but excluding: (i) the Canadian Stacking Policies; (ii) the Canadian Structured Settlements; and (iii) the Canadian Domesticated Policies;

"Canadian SCDA Transfer Agreement" means an agreement entitled "Standard Life Canada Policies Assumption Agreement" relating to the Canadian SCDA Business to be entered into by SLAC and SCDA in the form agreed between them;

"Canadian Scheme Agreement" means an agreement entitled "Canadian Scheme Agreement" relating to:

(A) the transfer of the Canadian SCDA Business from SLAC to SCDA; and

(B) the transfer of the Canadian Stacking Policies Business from SLAC to SLAL,

to be entered into by SLAC, SLAL and SCDA in the form agreed between them;

"Canadian Services Agreement" means an agreement entitled "Services Agreement" to be entered into by SLAL and SCDA in the form agreed between them and pursuant to which SLAL and SCDA shall provide services to each other;

"Canadian SLAC Retained Agreements"	means only the contracts and agreements falling within the definition of "Retained Assets" as set out in the Canadian Scheme Agreement at the Effective Time and regardless of whether or not such agreement has become unconditional or is otherwise effective at the Effective Time;
"Canadian Stacking Policies"	means: (A) the individual and group insurance and annuity policies (including all amendments, endorsements, riders and waivers thereto, and guarantees, options and promises relating to the policies) which have been written or issued by the Canadian branch of SLAC to SCDA policyholders since the entering into of the Canadian Domestication Documents and including applications for such individual and group insurance and annuity policies received by the Canadian branch of SLAC prior to the Canadian Stacking Policies Effective Time which have not become policies in force by the Canadian Stacking Policies Effective Time but which subsequently become policies written or issued through the Canadian branch of SLAL; and (B) the individual and group insurance and annuity policies (including all amendments, endorsements, riders and waivers thereto, and guarantees, options and promises relating to the policies) which were written or issued by SCDA to SLAC policyholders prior to the entering into of the Canadian Domestication Documents and assumed by SLAC in accordance with the Canadian Domestication Documents, in each case in order to permit holders of such policies to avail themselves of the maximum amount of compensation coverage against loss of benefits that may be provided by the Canadian Life and Health and Insurance Compensation Corporation (Assuris);
"Canadian Stacking Policies Assets"	means the assets backing the Canadian Stacking Policies and other assets of SLAC related to the Canadian Stacking Policies Business, all as described in the Canadian Scheme Agreement and the Canadian Stacking Policies Conveyance Agreement at the Effective Time and regardless of whether or not such agreements are unconditional and otherwise effective at the Effective Time;
"Canadian Stacking Policies Business"	means the business and undertaking of SLAC carried on in Canada in respect of the Canadian Stacking Policies;
"Canadian Stacking	means an agreement entitled "Stacking Policies Conveyance

Policies Conveyance Agreement"	Agreement" relating to the Canadian Stacking Policies Business to be entered into by SLAC and SLAL in the form agreed between them;
"Canadian Stacking Policies Effective Time"	means the time on the date at which the Canadian Scheme Agreement (insofar as it relates to the transfer of the Canadian Stacking Policies Business from SLAC to SLAL) and the related documents shall become effective in accordance with their respective terms;
"Canadian Stacking Policies Liabilities"	means all liabilities of SLAC in respect of the Canadian Stacking Policies;
"Canadian Stacking Policies Transfer Agreement"	means an agreement entitled "Stacking Policies Assumption Agreement" relating to the Canadian Stacking Policies to be entered into by SLAC and SLAL in the form agreed between them;
"Canadian Structured Settlements"	means: (A) all annuity policies (including all amendments, endorsements, riders and waivers thereto) issued by SLAC through the Canadian branch of SLAC under two or three party structured settlement arrangements; and (B) the liabilities of the property and casualty insurer or self-insured that SLAC has assumed through the Canadian branch of SLAC under three party structured settlement arrangements;
"Canadian Structured Settlements Assets"	means the assets backing the Canadian Structured Settlements and other assets of SLAC related to the Canadian Structured Settlements Business, all as described in the Canadian Scheme Agreement at the Effective Time regardless of whether or not such agreement has become unconditional and is otherwise effective at the Effective Time;
"Canadian Structured Settlements Business"	means the business and undertaking of SLAC carried on in Canada in respect of the Canadian Structured Settlements;
"Canadian Structured Settlements Liabilities"	means all liabilities of SLAC in respect of the Canadian Structured Settlements;

"Canadian Transferred Liability"	means any liability arising by virtue of any express commitment or representation given by SLAC to any holder of any policy comprised within the Canadian Domesticated Business in respect of the transfer to, and assumption by, SCDA of that business at or around the time such transfer and assumption was carried out (but excluding any liability arising by virtue of SLAC having issued or assumed such policy);
"Capital Event"	has the meaning given in paragraph 27.1(C);
"Carried Debt Value"	means the amount of SLAC's liabilities in respect of the Tier 1 Subordinated Debt and the Tier 2 Subordinated Debt, as shown in the accounts of SLAC prepared immediately prior to the Effective Time, being an amount equal to the principal value of such debt, (i) less any unamortised transaction costs attributable to the issue of such debt (and, if applicable, the transaction costs attributable to the restructuring of such debt in as described in paragraph 3.22 or to the transfer of such debt as described in paragraph 3.23); and (ii) plus interest accrued on such debt as at the Effective Date;
"Compliant Replacement Policy"	means a new, additional or replacement Policy which complies with the terms of a Replacement Right;
"Contingent Financing Arrangement"	means: (A) any contingent loan or similar financing arrangement (including reinsurance, non-reinsurance and securitisation financing arrangements) the repayment or recapture of which is contingent, in whole or in part, upon the emergence of specified cashflows on any block of Policies written in or allocated to the With Profits Fund at any time; or (B) any contingent loan or similar financing arrangement (including reinsurance, non-reinsurance and securitisation financing arrangements) made by the With Profits Fund the repayment or recapture of which is contingent, in whole or in part, upon the emergence of specified cashflows on defined blocks of business written by SLAL or any New SL Group Member, but excluding any Contingent RCF Loan;
"Contingent RCF Loan"	means any contingent loan or similar financing arrangement (including reinsurance, non-reinsurance and securitisation financing arrangements) the repayment or recapture of which is contingent, in whole or in part, upon the Recourse Cashflows arising on any one or more of the Defined Blocks;

"Core Principles" means the principles as specified in Schedule 1 (*Core Principles*);

"Court" means the Court of Session in Edinburgh;

"Court Order" means an order made by the Court sanctioning this Scheme pursuant to section 111 of the Act and any order in relation to this Scheme made by the Court pursuant to section 112 of the Act;

"Defined Blocks" has the meaning given in Schedule 3 (*Reference Period Transfer Amount*);

"Demutualisation Costs" means the costs and expenses, including as to Taxation, incurred (but not paid) prior to the Effective Time and to be incurred in connection with, or which are incidental to:

(A) the preparation of this Scheme;

(B) the transfer of the Transferred Business and the property and liabilities of SLAC as contemplated by this Scheme; or

(C) the transfer of the Bermudan Business, the Canadian Stacking Policies Business, the Canadian SCDA Business, the Guernsey Business and the Jersey Business,

including the issue of the SL plc Shares but otherwise excluding any costs and expenses attributable to the issue of shares (other than the SL plc Shares) by SL plc and the official listing (as such expression is defined in the Listing Rules) of all such shares on the London Stock Exchange;

"Effective Date" means the date on which this Scheme shall become effective, as determined in accordance with paragraph 67;

"Effective Time" means the time on the Effective Date at which this Scheme shall become effective, as determined in accordance with paragraph 67 (or, where a reference to the Effective Time relates to the Canadian Stacking Policies Business, the Canadian SCDA Business, the Jersey Business or the Guernsey Business, the Canadian Stacking Policies Effective Time, the Canadian SCDA Effective Time, the Jersey Effective Time or the Guernsey Effective Time respectively);

"Eligible Member" has the meaning given in Part E5;

"Encumbrance" means any mortgage, charge, pledge, assignation in security, lien, option, restriction, right of first refusal, right of pre-emption,

	third party right or interest, any other encumbrance or security interest of any kind and any other type of preferential arrangement (including title transfer and retention agreements) having a similar effect;
"Equivalent Replacement Policy"	means a Policy written by SLAL (or another New SL Group Member) which, in the opinion of the SLAL Board, will not materially and adversely affect, or be materially contrary to, the reasonable expectations of the relevant Optionholder if issued to such Optionholder in substitution for a Compliant Replacement Policy;
"Euro SMA Novation"	has the meaning given in paragraph 3.22(A)(v);
"Euro SMA Novation Assets"	has the meaning given in paragraph 3.22(B)(ix);
"Euro Subordinated Members Account Agreement"	has the meaning given in paragraph 3.22(A)(v);
"Excluded Liabilities"	means all liabilities in respect of the Excluded Policies, including all amounts payable by the insurer in respect of the Excluded Policies, whether on surrender, maturity or otherwise and including: (A) the Guernsey Liabilities if and for so long as such liabilities have not been effectively transferred to SLAL pursuant to the Guernsey Scheme; (B) the Jersey Liabilities if and for so long as such liabilities have not been effectively transferred to SLAL pursuant to the Jersey Scheme; and (C) the Canadian Stacking Policies Liabilities if and for so long as such liabilities have not been effectively transferred to SLAL pursuant to the Canadian Scheme Agreement (but only if and to the extent that the liabilities in respect of such policies are not to be met by SCDA);
"Excluded Policies"	means: (i) every Policy written by SLAC under which any liability remains unsatisfied or outstanding at the Effective Time or in respect of which a liability has been accepted or assumed by SLAC prior to the Effective Time; and (ii) any Policy issued by SLAC pursuant to the exercise of a Replacement Right as described in paragraph 8.2: (A) in the course of carrying on insurance business in the United Kingdom or any other EEA State where, for the

purpose of paragraph 1(3) of Schedule 12 to the Act, an EEA State other than the United Kingdom is the State of the commitment in respect of which the Regulator has not, prior to the issue of the Court Order, provided the appropriate certificate referred to in paragraph 4 of Schedule 12 to the Act;

(B) in an establishment situated in an EEA State other than the United Kingdom in respect of which the Regulator has not, prior to the issue of the Court Order, provided the appropriate certificate referred to in paragraph 3 of Schedule 12 to the Act; or

(C) which is not capable of being transferred pursuant to this Scheme at the Effective Time, including: (i) the Canadian Stacking Policies if and for so long as such policies have not been transferred to SLAL pursuant to the Canadian Scheme Agreement; (ii) the Guernsey Policies if and for so long as such policies have not been transferred to SLAL pursuant to the Guernsey Scheme; and (iii) the Jersey Policies if and for so long as such policies have not been transferred to SLAL pursuant to the Jersey Scheme,

but excluding: (i) the Canadian Domesticated Policies; (ii) the Canadian SCDA Policies; (iii) the Canadian Structured Settlements; and (iv) the Bermudan Policies;

"Excluded Policies Reinsurance" means the reinsurance arrangement to be implemented pursuant to and in accordance with paragraph 8.1;

"Excluded Services Contracts" means all contracts, agreements and arrangements to which the declaration of trust in clause 7.2 of the Asset Sale Agreement dated 31 January, 2006 between SLAC and SLESL applies;

"Existing Euro Tier 2 Intra-Group Loan" has the meaning given in paragraph 3.22(A)(i);

"Existing Sterling Tier 2 Intra-Group Loan" has the meaning given in paragraph 3.22(A)(iii);

"Fixed Allocation" has the meaning given in Part E5;

"FSA Handbook" means the FSA Handbook of rules and guidance issued by the Regulator;

"FSA Return Period" means each 12-month period in respect of which SLAC or SLAL (as the context requires) is required to submit FSA

Returns;

"FSA Returns"	means each annual account, balance sheet, abstract or statement required to be submitted pursuant to Chapter 9 of IPRU(INS);
"Further Capital Support Account"	has the meaning set out in paragraph 31.1;
"Further Capital Support Amount"	has the meaning given in paragraph 31.1;
"German Business"	means the Long Term Business of SLAC carried on through its branch established in Germany pursuant to the exercise of its EEA rights;
"German Policies"	means all Transferred Policies written by, and all proposals for insurance (falling within paragraph (B) of the definition of Transferred Policies) received by, the German branch of SLAC, but excluding the Austrian Policies;
"German Transfer Agreement"	means the asset transfer agreement in respect of certain property attributable to the German Business to be entered into between SLAC (as transferor) and SLAL (as transferee) in the form agreed between them;
"Guernsey Assets"	means the Transferred Guernsey Assets (as defined in the Guernsey Scheme);
"Guernsey Business"	means the whole of the long-term insurance business of SLAC written under Guernsey law or issued to a person resident in the Bailiwick of Guernsey and which the Royal Court of Guernsey has jurisdiction to transfer pursuant to section 44(1) of the Guernsey Law (including all activities carried on in connection with or for the purposes of such long-term insurance business);
"Guernsey Effective Time"	means the time on the date at which the Guernsey Scheme shall become effective in accordance with its terms;
"Guernsey Law"	means the Insurance Business (Bailiwick of Guernsey) Law, 2002 as from time to time amended;
"Guernsey Liabilities"	means the Transferred Guernsey Liabilities (as defined in the Guernsey Scheme);
"Guernsey Policies"	means the Transferred Guernsey Policies (as defined in the Guernsey Scheme);

"Guernsey Scheme"	means a scheme for the transfer of the Guernsey Business from SLAC to SLAL pursuant to the Guernsey Law;
"Holding Company"	has the meaning given in section 736 of the Companies Act 1985;
"Independent Expert"	means Mr Michael Arnold FIA, being the person nominated by SLAC and approved by the FSA pursuant to section 109(2) of the Act and appointed in connection with this Scheme, or any person so nominated, approved and appointed in substitution of Mr Michael Arnold FIA in the event of a vacancy occurring by reason of death, incapacity or resignation;
"Index-Linked Policy"	means any Policy which falls within paragraph III of Part II of Schedule I to the Regulated Activities Order in respect of which the benefits payable are determined by reference to an index of the value of property of any description (whether specified in the Policy or not);
"Intellectual Property Rights"	means each of the following, if and to the extent beneficially owned by SLAC at the Effective Time: (A) all goodwill relating to the Transferred Business; (B) trade or business names, services marks and trade marks, rights in databases, patents, design rights, copyrights, the goodwill in relation to the foregoing (whether or not any of these is registered and including applications for registration of any such thing) and any other rights or forms of protection of a similar nature and having equivalent or similar effect to any of them which may subsist anywhere in the world; and (C) all rights to, and the exclusive ownership of, all information, know-how and techniques (whether or not confidential and in whatever form held) including, without limitation, all client lists and customer databases relating to the Transferred Business;
"IPP Policies"	means all Income Protection Plan Policies;
"IPRU(INS)"	means the Interim Prudential Sourcebook for Insurers issued by the Regulator;
"Irish Business"	means the Long Term Business of SLAC carried on through its branch established in the Republic of Ireland pursuant to the exercise of its EEA rights;
"Irish Policies"	means all Transferred Policies written by, and all proposals for insurance (falling within paragraph (B) of the definition of

Transferred Policies) received by, the Irish branch of SLAC;

"Irish Transfer Agreement" means the asset transfer agreement to be entered into in respect of certain property attributable to the Irish Business between SLAC (as transferor) and SLAL (as transferee) in the form agreed between them;

"Jersey Assets" means the Transferred Jersey Assets (as defined in the Jersey Scheme);

"Jersey Business" means such part of the long-term insurance business of SLAC as is conducted in or from within Jersey and which the Royal Court of Jersey has jurisdiction to transfer pursuant to the Insurance Business (Jersey) Law 1996 (including all activities carried on in connection with or for the purposes of such business);

"Jersey Effective Time" means the time on the date at which the Jersey Scheme shall become effective in accordance with its terms;

"Jersey Liabilities" means the Transferred Jersey Liabilities (as defined in the Jersey Scheme);

"Jersey Policies" means the Transferred Jersey Policies (as defined in the Jersey Scheme);

"Jersey Scheme" means a scheme for the transfer of the Jersey Business from SLAC to SLAL pursuant to The Insurance Business (Jersey) Law 1996;

"LIBOR" means:

(A) the Screen Rate for deposits in Sterling for the 12-month period commencing on the relevant Valuation Date determined at or about 11.00 a.m. on the Rate Fixing Date relating to the first day of that period; or

(B) if there is no Screen Rate for deposits in Sterling for the 12-month period commencing on the relevant Valuation Date, the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the SLAL Board at its request quoted by two major banks (as determined by the SLAL Board in its discretion) to leading banks in the London inter-bank market;

"Linked Fund" means an internal linked fund established and maintained for accounting purposes by SLAC (before the Effective Time) or SLAL (on or after the Effective Time) to enable benefits payable under Linked Policies to be calculated, other than benefits determined by reference to the value of With Profits Units, and

"**SLAC Linked Fund**" and "**SLAL Linked Fund**" shall be construed accordingly;

"Linked Policy"	means: (A) any Index-Linked Policy; and (B) any Property-Linked Policy;
"Listing Condition"	means the Underwriting Agreement (in the form agreed between the parties thereto) has been entered into between, amongst others, SL plc, Merrill Lynch International and UBS Limited and has become unconditional in accordance with its terms except for: (A) any condition relating to this Scheme having become effective; (B) the SL plc Shares having been allotted; and (C) Admission having become effective, provided that no indication has been received from the UKLA and/or the London Stock Exchange that there is any impediment to Admission which remains unresolved and the SLAC Board has no other reason to believe that Admission will not become effective at or around the scheduled time;
"Listing Rules"	means the listing rules issued by the UKLA as the competent authority for the purposes of Part VI of the Act;
"Long Term Business"	means the business of effecting long-term insurance contracts, or carrying out long-term insurance contracts as principal, in each case within the meaning of the Regulated Activities Order;
"Long Term Fund"	means any long-term insurance fund established and maintained by SLAL pursuant to chapter 7.6 of PRU;
"MEP" or "Promise"	means the mortgage endowment promise introduced by SLAC in September 2000;
"MEP Policy"	has the meaning given in Schedule 4 (*Mortgage Endowment Promise*);
"Newco"	means SL (Newco) Limited (registered in Scotland number 297006);
"New SL Group"	means the Holding Company of SLAL from time to time and each of the Subsidiaries from time to time of such Holding Company and "**New SL Group Member**" shall be construed

accordingly;

"Non Profit Fund"	means the separate fund established and maintained by SLAL pursuant to paragraph 15(B);
"NPF Policies"	means: (A) all Transferred Policies which are: (i) PCI Policies; (ii) IPP Policies; (iii) SIPP Policies; or (iv) SIPP Class VII Contracts; and (B) all other Transferred Policies falling within paragraph (B) of the definition thereof;
"NPF Working Capital Amount"	means £20,000,000.00 (twenty million Sterling);
"Optionholder"	means a person who holds either an Excluded Policy or a Transferred Policy and who is entitled to exercise a Replacement Right;
"Oversea Holdings Limited"	means Standard Life Oversea Holdings Limited (registered in Scotland number SC299660);
"Overseas Infrastructure Assets"	means all of the property transferred to SLAL pursuant to: (A) the Austrian Transfer Agreement; (B) the German Transfer Agreement; and (C) the Irish Transfer Agreement, except in each case if and to the extent that such property is directly referable to an Austrian Policy, a German Policy or an Irish Policy (as the case may be) which is allocated to the With Profits Fund;
"Participating Policy"	has the meaning given in Part E5;
"PCI Policies"	means all Pension Contribution Insurance Policies;
"Policy"	means (except for the purposes of Part E5 and Schedule 3 (*Reference Period Transfer Amount*)) as the context requires: (A) any "policy" within the meaning of the Financial Services and Markets Act (Meaning of "Policy" and "Policyholder") Order 2001 (SI 2001/2361); and (B) any constituent part of such a policy which, in the reasonable opinion of the SLAL Board, gives rise to any

separately identifiable benefit and which the SLAL Board determines is a Policy,

and including any other contract or agreement analogous to a Policy;

"Policyholder"	means any "policyholder" within the meaning of the Financial Services and Markets Act (meaning of "Policy" and "Policyholder") Order 2001 (SI 2001/2361) and any reference to the "**holder of a Policy**" shall be construed accordingly;
"PPFM"	means the Principles and Practices of Financial Management of SLAL in effect from time to time in respect of the With Profits Fund, as established and maintained pursuant to paragraph 27;
"Preferential Offer"	has the meaning given in Part E5;
"Premiums"	means premiums of every description including: (A) increases to premiums (whether by way of regular premium or single premium and whether contractual or otherwise); and (B) all other sums (including payments *in specie*), in each case which are referable or attributable to any Transferred Policy, any Excluded Policy or, in the case of Schedule 3 (*Reference Period Transfer Amount*) to any Defined Block Policy (as defined in that Schedule);
"PRIN 6"	means Principle 6 in the Principles for Businesses set out in the FSA Handbook;
"Proceedings"	means proceedings of every description, including all judicial, quasi-judicial, administrative and arbitration proceedings;
"Property-Linked Liabilities"	means the liabilities in respect of Property-Linked Policies which are directly referable to the value of assets in a Linked Fund;
"Property-Linked Policy"	means any Policy which falls within paragraph III of Part II of Schedule 1 to the Regulated Activities Order in respect of which the benefits payable are determined by reference to the value of, or the income from, property of any description (whether or not specified in the Policy) but excluding any Index-Linked Policy;
"Proposed Transfer Amount"	has the meaning given in paragraph 30.10;

"PRU"	means the Integrated Prudential Sourcebook issued by the Regulator;
"Rate Fixing Date"	means, in relation to LIBOR, the day on which quotes are customarily taken for the relevant period for deposits in Sterling in the London inter-bank market for delivery on the first Business Day of the relevant Valuation Period;
"Realistic Amount"	has the meaning given in paragraph 30.4(C);
"Recourse Cashflows"	has the meaning given in Schedule 3 (*Reference Period Transfer Amount*);
"Reference Period Securitisation Receipt"	has the meaning given in Schedule 3 (*Reference Period Transfer Amount*);
"Reference Period Transfer Amount"	means the amount to be calculated in respect of each Valuation Period pursuant to paragraph 30.4(A) and in accordance with Schedule 3 (*Reference Period Transfer Amount*);
"Reference Valuation Date"	has the meaning given in paragraph 30.4;
"Reference Valuation Period"	has the meaning given in paragraph 30.4(A);
"Regulated Activities Order"	means the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 (SI 2001/544);
"Regulator"	means the Financial Services Authority or such other governmental, statutory or other authority as shall from time to time carry out functions in relation to Long Term Business conducted in the United Kingdom as are, at the Effective Time, carried out by the Financial Services Authority;
"Regulatory Amount"	has the meaning given in paragraph 30.4(B);
"Replacement Right"	means the right or option of any person under either an Excluded Policy or a Transferred Policy where the exercise of the right or option requires the issue of a new, additional or replacement Policy;
"Residual Assets"	means each of the following:
	(A) all property of SLAC (including any right, benefit or power of SLAC in respect of any Transferred Policy or reinsurance agreement, contract or treaty pursuant to which the Long Term Business of SLAL or any part thereof is reinsured at the Effective Time) the transfer of which to SLAL pursuant to this Scheme (or pursuant to any other documentation referred to in this Scheme) is

not capable of being effected at the Effective Time, either because such transfer:

(i) requires, at the Effective Time, either: (a) the consent of any person (other than SLAC, SLAL, SL plc, any other New SL Group Member or the Court); or (b) the waiver by any person of any right: (1) to acquire; (2) to be offered the right, or offer, to acquire; or (3) to procure the acquisition by some other person of, all or any part of such property, being a right which directly or indirectly arises or is exercisable because of the transfer under this Scheme being proposed or taking effect; or

(ii) would result in a third party having a right to terminate an agreement with SLAC or claim compensation in damages or otherwise;

(B) all property of SLAC which SLAC and SLAL shall agree, prior to the Effective Time:

(i) is more conveniently transferred pursuant to this Scheme (or pursuant to any other documentation referred to in this Scheme) at a time other than the Effective Time; or

(ii) is not to be transferred at all;

(C) all proceeds of sale or income or other accrual or return whatsoever, whether or not in any case in the form of cash, earned or received in respect of any property referred to in paragraph (A) or (B) of this definition by SLAC from time to time after the Effective Time but prior to any relevant Subsequent Transfer Date;

(D) the Newco Shares (as defined in paragraph 3.11);

(E) such property (if any) as the SLAC Board determines as being necessary to ensure that SLAC is able to satisfy applicable capital resources requirements (including as set out in PRU 2.1) in relation to its Long Term Business (including in respect of the Canadian branch of SLAC) as at and immediately after the Effective Time;

(F) the shares (or equivalent equity interests) held by SLAC in SL China and SLAC's rights, benefits and powers under the agreements relating to SL China to which SLAC is party unless SLAC and SLAL agree

otherwise prior to the Effective Time;

(G) the shares (or equivalent equity interests) held by SLAC in SL India and SLAC's rights, benefits and powers under the agreements relating to SL India to which SLAC is party unless SLAC and SLAL agree otherwise prior to the Effective Time;

(H) the shares (or equivalent equity interests) held by SLAC in SL (MH) 2006 unless SLAC and SLAL agree otherwise prior to the Effective Time; and

(I) all proceeds of sale or income or other accrual or return whatsoever, whether or not in any case in the form of cash, earned or received, in respect of any property referred to in paragraph (F), (G) or (H) of this definition by SLAC from time to time after the Effective Time but prior to any relevant Subsequent Transfer Date, unless SLAC and SLAL agree otherwise prior to the Effective Time,

but excluding: (i) rights, benefits and powers in respect of the Excluded Policies, the Canadian Domesticated Policies, the Canadian SCDA Policies, the Canadian Structured Settlements and the Bermuda Policies; (ii) the Canadian SCDA Assets; (iii) the Canadian Domesticated Assets; (iv) the Canadian Structured Settlements Assets; (v) the Bermudan Assets; (vi) the Canadian SLAC Retained Agreements; (vii) the SLAC Retained Construction Agreements; and (viii) rights, benefits and powers arising under the Excluded Services Contracts;

"Residual Liabilities" means any liability of SLAC:

(A) that is attributable to or connected with a Residual Asset and arises at any time before the Subsequent Transfer Date applicable to that Residual Asset or, if the shares (or equivalent equity interests) held by SLAC in SL China, SL India or SL (MH) 2006 or SLAC's rights, benefits and powers under the agreements relating to SL China or SL India to which SLAC is party (as the case may be) constitute Residual Assets, arises on or before the time on the Subsequent Transfer Date at which the applicable Residual Asset is transferred from SLAC; or

(B) the transfer of which to SLAL pursuant to this Scheme (or pursuant to any other documentation referred to in this Scheme) requires, as at the Effective Time, the consent of any person (other than SLAC, SLAL, SL plc,

any other New SL Group Member or the Court),

but excluding the Excluded Liabilities;

"RPI"	means the all items retail price index published by the Consumer Prices and Inflation Division of the Office for National Statistics (or such other index as the SLAL Board determines replaces it from time to time);
"SCDA"	means The Standard Life Assurance Company of Canada;
"Scheme"	means the scheme set out in this document as the same may be varied in accordance with paragraph 70;
"Screen Rate"	means, in relation to LIBOR, the rate shown on Telerate page 3750. If this page is replaced by another which displays the rates for inter-bank deposits offered by leading banks in London the SLAL Board may nominate an alternative page for the affected page;
"Service Company Agreements"	means all contracts, agreements or arrangements (other than the Canadian SLAC Retained Agreements) entered into by SLAC (as service recipient) and either SLESL or SSC (in each case as service provider) in connection with the Transferred Business (including in respect of the Excluded Policies);
"Shareholder Fund"	means the property and liabilities of SLAL, excluding those allocated or attributable to, or represented by, a Long Term Fund;
"Shareholder Subsidiaries"	means the Subsidiaries and other equity interests of SLAC listed in Schedule 5 (*Shareholder Subsidiaries*);
"SIPP Class VII Contracts"	means all Policies issued by SLAC falling within paragraph VII of Part II of Schedule 1 to the Regulated Activities Order;
"SIPP Policies"	means all Self-Invested Pension Policies issued by SLAC to Standard Life Trustee Company Limited falling within paragraph III of Part II of Schedule 1 to the Regulated Activities Order;
"SLAC"	means The Standard Life Assurance Company incorporated in Scotland by Act of Parliament (registered number SZ4);
"SLAC Actuary"	means the person appointed from time to time to perform the duties set out in SUP 4.3.13R in respect of SLAC;
"SLAC Board"	means the board of directors of SLAC from time to time;
"SLAC Pension Schemes"	means:

(A) the Standard Life Assurance Company Staff Pension Scheme which, as at the Effective Time, is governed by rules adopted by a trustee resolution dated 26 October, 1993 (the "**UK Pension Scheme**"); and

(B) the Standard Life Assurance Company Republic of Ireland Staff Pension Scheme which, as at the Effective Time, is governed by rules adopted by a trustee resolution dated 24 November, 1992 (the "**RoI Pension Scheme**");

"SLAC Personnel" means:

(A) the directors, officers and employees of SLAC from time to time;

(B) the SLAC Actuary; and

(C) the SLAC WP Actuary;

"SLAC Regulations" has the meaning given in Part E5;

"SLAC Retained Construction Agreements" means:

(A) the Deed of Assignation and Indemnity relating to property in the Long Lease Fund entered into between SLAC and SLIF on 1 May, 2006 and the Construction Documents and Contracts, in each case as defined therein;

(B) the power of attorney relating to properties in the Long Lease Property Fund entered into by SLAC on 28 April, 2006 and the Documents as defined therein;

(C) the Deed of Assignation and Indemnity relating to properties in the Pooled Pension Property Fund entered into between SLAC and SLIF on 1 May, 2006 and the Contracts as defined therein;

(D) the Agreement relating to construction documents in respect of properties in the Pooled Pension Fund entered into between SLAC and SLIF on 1 May, 2006 and the Documents as defined therein;

(E) the power of attorney relating to properties in the Pooled Pension Fund entered into by SLAC on 28 April, 2006 and the Documents as defined therein;

(F) the Deed relating to construction documents in respect of properties in the Standard Life Gross Fund entered

into by SLAC and SLIF on 1 May, 2006, the Documents as defined therein and the rent deposits and the rent deposit agreements in respect of the Properties defined therein;

(G) the Deed of Assignment and Indemnity entered into between SLAC and SLIF on 1 May, 2006 and the Construction Documents and Contracts, in each case as defined therein;

(H) the power of attorney entered into by SLAC on 1 May, 2006 and the Documents defined therein;

(I) the Deed of Assignment and Indemnity relating to properties held on trust for the Standard Life Investments UK Retail Park Trust and the Standard Life Investments UK Shopping Centre Trust entered into between SLAC, Kleinwort Benson (Channel Islands) Corporate Services Limited and Kleinwort Benson (Jersey) Trustees Limited on 25 April, 2005 and the Contracts as defined herein;

(J) the power of attorney relating to property held on trust for the Standard Life Investments UK Retail Park Trust and the Standard Life Investments UK Shopping Centre Trust entered into by SLAC on 25 April, 2005 and the Documents as defined therein;

(K) the Deed of Assignment and Indemnity relating to properties held on trust for the Standard Life UK Property Trust entered into between SLAC and J.P. Morgan Trustee and Depositary Company Limited on 11 October, 2005 and the Contracts as defined therein;

(L) the two powers of attorney relating to property held on trust for the Standard Life UK Property Trust entered into by SLAC on 11 October, 2005 and the Documents as defined therein;

(M) the Deed relating to construction documents in respect of properties in the Standard Life Main Fund to be entered into between SLAC and SLAL prior to the Effective Time and the Documents as defined therein; and

(N) the power of attorney relating to construction documents in respect of properties in the Standard Life Main Fund to be entered into by SLAC prior to the Effective Time and the Documents as defined therein;

"SLAC WP Actuary"	means the person appointed from time to time to perform the duties set out in SUP 4.3.16R in respect of SLAC;
"SLAL"	means SLLC Limited (to be renamed Standard Life Assurance Limited) (registered in Scotland number SC286833);
"SLAL Actuary"	means the person appointed from time to time to perform the duties set out in SUP 4.3.13R in respect of SLAL;
"SLAL Board"	means the board of directors of SLAL from time to time;
"SLAL (Canada Branch) Services Agreement"	means the services agreement to be entered into by SLAL and SLESL on or before the Effective Date in respect of certain services to be provided to the Canadian branch of SLAL by SLESL;
"SLAL Funds"	means the funds and sub-funds maintained by SLAL from time to time, including the Non Profit Fund, the With Profits Fund and the Shareholder Fund;
"SLAL Personnel"	means: (A) the directors, officers and employees of SLAL from time to time; (B) the SLAL Actuary; and (C) the SLAL WP Actuary;
"SLAL WP Actuary"	means the person appointed from time to time to perform the duties set out in SUP 4.3.16R in respect of the With Profits Fund;
"SL Bermuda"	means Standard Life Assurance Company Bermuda Limited (registered in Bermuda number 38074);
"SL China"	means Heng-An Standard Life Insurance Company Limited, a limited liability Sino-foreign equity joint venture company established in China in accordance with the relevant Chinese laws and regulations;
"SL Direct"	means Standard Life Direct Limited (registered in Scotland number SC193444);
"SLESL"	means Standard Life Employee Services Limited (registered in Scotland number SC271355);
"SLIF"	means Standard Life Investment Funds Limited (registered in Scotland number SC068442);

"SLIF EB Annuities Reinsurance Agreement"	means the agreement entitled "Reinsurance Agreement (Existing Business: Annuities)" to be entered into between SLIF and SLAL on or before the Effective Date in the form, or substantially the form, set out in Appendix A (*SLIF EB Annuities Reinsurance Agreement*);
"SLIF EB ULL Reinsurance Agreement"	means the agreement entitled "Reinsurance Agreement (UK and Republic of Ireland Unit Linked Life)" entered into between SLIF and SLAC on or before the Effective Date;
"SLIF EB ULP Reinsurance Agreement"	means the agreement entitled "Reinsurance Agreement (UK and Republic of Ireland Unit Linked Pensions)" entered into between SLIF and SLAC on or before the Effective Date;
"SLIF NB Reinsurance Agreement"	means the agreement entitled "Reinsurance Agreement: New Business" to be entered into between SLIF and SLAL on or before the Effective Date in the form agreed between them;
"SLIF Reinsurance Agreement (SIPP Business)"	means the agreement entitled "Reinsurance Agreement: UK SIPPs - Unit Linked Funds" entered into between SLIF and SLAC on or before the Effective Date;
"SLIF Stop Loss Retrocession Agreement"	means the agreement entitled "Stop-Loss Retrocession Agreement" to be entered into between SLIF and SLAL on or before the Effective Date in the form agreed between them;
"SL India"	means HDFC Standard Life Insurance Company Limited, a company incorporated in India under the Indian Companies Act 1956;
"SLI Investment Management Agreement"	means the investment management agreement entered into between Standard Life Investments Limited and SLAC on 18 January, 2006;
"SL (MH) 2006"	means Standard Life (Mauritius Holdings) 2006 Limited, a company incorporated in the Republic of Mauritius (registered number 62011);
"SLPF"	means Standard Life Pensions Funds Limited (registered in Scotland number SC046447);
"SL plc"	means SLGC Limited (to be re-registered as Standard Life plc) (registered in Scotland number SC286832);
"SL plc Shares"	means the ordinary shares of £0.10 each in the capital of SL plc to be issued on the Effective Date in accordance with Part E5;
"SSC"	means Standard Life SSC Limited (registered in Scotland number SC271356);

"Sterling Subordinated Members Account Agreement" has the meaning given in paragraph 3.22(A)(vii);

"Subordinated Debt Documentation" means all contracts, agreements or documentation to which either SLAC or SLAL is a party in respect of the Tier 1 Subordinated Debt and the Tier 2 Subordinated Debt (including all hedge and swap arrangements relating to the Tier 1 Subordinated Debt and the Tier 2 Subordinated Debt);

"Subsequent Transfer Date" means (i) each date falling after the Effective Time on which a Residual Asset or Residual Liability is, or is to be, transferred to SLAL, or (ii) if SL India, SL China or SL (MH) 2006 constitute Residual Assets, the date on which such Residual Asset and any corresponding Residual Liability is, or is to be, transferred to SLAL, SL plc or a Shareholder Subsidiary, namely:

(A) in respect of any Residual Asset falling within paragraph (A)(i) of the definition thereof, and (to the extent applicable) of any Residual Liability which is attributable to or connected with that Residual Asset or which falls within paragraph (B) of the definition of Residual Liability, the date on which the requisite consent or, where applicable, the requisite waiver to enable the same to be transferred to SLAL is: (i) obtained; (ii) no longer required; or (iii) dispensed with by order of the Court;

(B) in respect of any Residual Asset falling within paragraph (A)(ii) of the definition thereof, and (to the extent applicable) of any Residual Liability which is attributable to or connected with that Residual Asset, the date on which the right to terminate or claim compensation (as the case may be): (i) lapses; (ii) is waived; or (iii) is dispensed with by order of the Court;

(C) in respect of any Residual Asset falling within paragraph (B) of the definition thereof and (to the extent applicable) of any Residual Liability which is attributable to or connected with that Residual Asset, the date agreed by SLAC and SLAL;

(D) in the case of any Residual Asset falling within paragraph (C) of the definition thereof, the date on which such Residual Asset is received or earned by SLAC (as the case may be);

(E) in respect of the Residual Asset falling within paragraph (D) of the definition thereof, immediately following the issue by SLAL to SL plc of 999,999

ordinary shares of £0.01 each;

(F) in respect of the Residual Asset falling within paragraph (E) of the definition thereof, the date on which the SLAC Board determines that such property is no longer required to be retained by SLAC in order for SLAC to satisfy applicable capital resources requirements (including those set out in PRU 2.1) in relation to its Long Term Business (including in respect of the Canadian branch of SLAC);

(G) in respect of any Residual Asset falling within paragraph (F) of the definition thereof, and (to the extent applicable) of any Residual Liability which is attributable to or connected with that Residual Asset, the date on which an equity transfer agreement between SLAC and SL plc or a Shareholder Subsidiary in respect of the shares (or equivalent equity interests) held by SLAC in SL China becomes effective;

(H) in respect of any Residual Asset falling within paragraph (G) of the definition thereof, and (to the extent applicable) of any Residual Liability which is attributable to or connected with that Residual Asset, the date on which an equity transfer agreement between SLAC and SL plc or a Shareholder Subsidiary in respect of the shares (or equivalent equity interests) held by SLAC in SL India becomes effective;

(I) in respect of any Residual Asset falling within paragraph (H) of the definition thereof, and (to the extent applicable) of any Residual Liability which is attributable to or connected with that Residual Asset, the date on which a transfer agreement in respect of such asset becomes effective; and

(J) in the case of any Residual Asset falling within paragraph (I) of the definition thereof, the Subsequent Transfer Date specified in paragraph (G), (H) or (I) of this definition (as the case may be);

"Subsidiary" has the meaning given in section 736 of the Companies Act 1985;

"Subsidiary Contracts" means all contracts, agreements and arrangements entered into prior to the Effective Time by SLAC for or on behalf or as agent of any of the Shareholder Subsidiaries;

"SUP" means the Supervision Manual issued by the Regulator;

"Surplus Support Account" means the account established and maintained by SLAL pursuant to paragraph 30.7(B);

"Surplus Transfer Fund" means the Shareholder Fund or such other SLAL Fund or person as the SLAL Board determines;

"Tax" or "Taxation" means:

(A) within the United Kingdom, corporation tax, advance corporation tax, income tax (including income tax required to be deducted or withheld from or accounted for in respect of any payment), capital gains tax, development land tax, any liability arising under section 601 of the Income and Corporation Taxes Act 1988, petroleum revenue tax, tax chargeable under section 501A of the Income and Corporation Taxes Act 1988, capital transfer tax, inheritance tax, national insurance contributions, capital duty, stamp duty reserve tax, stamp duty, stamp duty land tax, value added tax, duties of customs and excise, insurance premium tax, landfill tax, aggregates levy, climate change levy and any other taxes, levies, duties, charges, imposts or withholdings corresponding to, similar to, replaced by or replacing any of them or introduced, together with all penalties, charges and interest relating to any of them or to any failure to file any return required for the purposes of any of them; and

(B) outside the United Kingdom, all taxes, levies, duties, imposts, charges and withholdings of any nature whatsoever, including (without limitation) taxes on gross or net income, profits or gains (including any income, profits or gains which are deemed to be earned, accrued or received) and taxes on receipts, sales, use, occupation, franchise, value added and personal property, together with all penalties, charges and interest relating to any of them or to any failure to file any return required for the purposes of any of them;

"Third Party Right" has the meaning given in paragraph 12.4;

"Tier 1 Subordinated Debt" means:

(A) the £300 million 6.546% mutual assurance capital securities (the "**Sterling Tier 1 Subordinated Debt**"); and

(B) the €360 million 5.314% fixed/floating rate mutual assurance capital securities (the "**Euro Tier 1**

Subordinated Debt"),

the proceeds of which have been lent to SLAC (prior to the Effective Time) and SLAL (at and with effect from the Effective Time) by way of tier 1 intra-group loan instruments;

"**Tier 2 Subordinated Debt**" means:

(A) the £500 million 6.75% fixed rate perpetual reset subordinated bonds (the "**Sterling Tier 2 Subordinated Debt**"); and

(B) the €750 million 6.375% fixed/floating rate subordinated guaranteed bonds due 2022 (the "**Euro Tier 2 Subordinated Debt**"),

the proceeds of which have been lent to SLAC (prior to the Effective Time) and SLAL (at and with effect from the Effective Time) by way of tier 2 intra-group loan instruments;

"**Total Variable Allocation**" has the meaning given in Part E5;

"**Transferred Assets**" means all property of SLAC at the Effective Time (wherever situated) in respect of or attributable to the Transferred Business, including:

(A) the rights, benefits and powers of SLAC under or by virtue of the Transferred Policies;

(B) all rights and claims (whether present or future, actual or contingent) against any third party in relation to the Transferred Business or arising as a result of SLAC having carried on the Transferred Business;

(C) the rights, benefits and powers of SLAC under or by virtue of any reinsurance agreements, contracts or treaties in respect of the Transferred Business; and

(D) all property attributable to the Excluded Policies (except if and for so long as such property constitutes a Residual Asset),

but excluding: (i) the Residual Assets; (ii) any rights, benefits and powers attributable to the Excluded Policies, the Canadian Domesticated Policies, the Canadian Structured Settlements, the Canadian SCDA Policies and the Bermudan Policies; (iii) the Canadian SCDA Assets; (iv) the Canadian Domesticated Assets; (v) the Canadian Structured Settlements Assets; (vi) the Bermuda Assets; (vii) the Guernsey Assets if and for so long as such assets have not been transferred to SLAL pursuant to the

Guernsey Scheme; (viii) the Jersey Assets if and for so long as such assets have not been transferred to SLAL pursuant to the Jersey Scheme; (ix) the Canadian Stacking Policies Assets if and for so long as such assets have not been transferred to SLAL pursuant to the Canadian Scheme Agreement; (x) rights, benefits and powers arising under the Canadian SLAC Retained Agreements; (xi) rights, benefits and powers arising under the SLAC Retained Construction Agreements; (xii) rights, benefits and powers arising under the Excluded Services Contracts; and (xiii) if SLAC and SLAL so agree in each case prior to the Effective Time, the shares (or equivalent equity interests) held by SLAC in SL India, SL China and SL (MH) 2006 and, in the case of SL India and SL China, the rights, benefits and powers arising under the agreements relating to SL India and SL China to which SLAC is party and the proceeds of sale or income or other accrual or return whatsoever, whether or not in any case in the form of cash, earned or received, in respect of any such property from time to time after the Effective Time but prior to any relevant Subsequent Transfer Date;

"Transferred Business" means the whole of the business and undertaking of SLAC (including the Long Term Business) immediately prior to the Effective Time, including all activities carried on in connection with or for the purposes of such business and any proposals for insurance not yet accepted as at the Effective Time, but excluding:

(A) the Canadian Domesticated Business (other than the Canadian Transferred Liability);

(B) the Canadian SCDA Business;

(C) the Canadian Structured Settlements Business;

(D) the Canadian Stacking Policies Business if and for so long as the Canadian Scheme Agreement (insofar as it relates to the transfer of the Canadian Stacking Policies Business from SLAC to SLAL) has not become effective in accordance with its terms;

(E) the Bermudan Business;

(F) the Guernsey Business if and for so long as the Guernsey Scheme has not become effective in accordance with its terms;

(G) the Jersey Business if and for so long as the Jersey Scheme has not become effective in accordance with

its terms;

(H) the Canadian SLAC Retained Agreements;

(I) the SLAC Retained Construction Agreements;

(K) the Excluded Services Contracts; and

(L) if SLAC and SLAL so agree in each case prior to the Effective Time, the shares (or equivalent equity interests) held by SLAC in SL India, SL China and SL (MH) 2006 and, in the case of SL India and SL China, the agreements relating to SL India and SL China to which SLAC is party;

"Transferred Liabilities" means all liabilities whatsoever of SLAC as at the Effective Time in respect of or attributable to the Transferred Business, including:

(A) all liabilities under or in respect of the Transferred Policies (including those under or in respect of the Promise);

(B) all liabilities attributable to any reinsurance agreements, contracts or treaties in respect of the Transferred Business, and

(C) the Canadian Transferred Liability;

but excluding: (i) the Residual Liabilities; (ii) the Excluded Liabilities; (iii) any liabilities attributable to the Canadian Domesticated Business, the Canadian Structured Settlements Business, the Canadian SCDA Business and the Bermudan Business (including liabilities attributable to the Canadian Domesticated Policies, the Canadian Structured Settlements, the Canadian SCDA Policies and the Bermudan Policies); (iv) the Canadian Stacking Policies Liabilities if and for so long as the Canadian Scheme Agreement (insofar as it relates to the transfer of the Canadian Stacking Policies Business) has not become effective in accordance with its terms; (v) the Guernsey Liabilities if and for so long as such liabilities have not been transferred pursuant to the Guernsey Scheme; and (vi) the Jersey Liabilities if and for so long as such liabilities have not been transferred pursuant to the Jersey Scheme; (vii) all liabilities attributable to the Canadian SLAC Retained Agreements; (viii) all liabilities attributable to the SLAC Retained Construction Agreements; (ix) all liabilities attributable to the Excluded Services Contracts; and (x) if SLAC and SLAL so agree in each case prior to the Effective Time, all liabilities attributable to the shares (or equivalent equity interests) held by

	SLAC in SL India, SL China and SL (MH) 2006 and, in the case of SL India and SL China, the agreements relating to SL India and SL China to which SLAC is party;
"Transferred Policies"	means: (A) every Policy written by SLAC under which any liability remains unsatisfied or outstanding at the Effective Time, or in respect of which a liability has been accepted by SLAC prior to the Effective Time, and in each case which is comprised in the Transferred Business, including every such Policy written by SLAC which has lapsed (or which has been treated by SLAC as having lapsed) on or before the Effective Time that is reinstated by SLAL on or after the Effective Time in accordance with a subsisting right of reinstatement held immediately prior to the Effective Time; and (B) all proposals for insurance received by or on behalf of SLAC in respect of the Transferred Business before the Effective Time which have not become Policies in force by the Effective Time but which subsequently become Policies written by SLAL, but excluding: (i) the Excluded Policies; (ii) the Canadian Domesticated Policies; (iii) the Canadian SCDA Policies; (iv) the Canadian Structured Settlements; and (v) the Bermudan Policies;
"Trust Property"	has the meaning given in paragraph 11.1;
"UKLA"	means the Financial Services Authority, being the competent authority for listing in the United Kingdom under Part VI of the Act;
"UL Investment Element"	means, in relation to a Policy that is or becomes a Linked Policy, that part of any Premium (including any amount derived from a rebate of charges) as has been applied or is applicable to the allocation of Unit-Linked Units, after any adjustment in accordance with the terms of the relevant Policy (including any policy charges or bid/offer spread), and all property and liabilities attributable to such Unit-Linked Units;
"Unclaimed Assets Trust"	has the meaning given in Part E5;
"Unitised With Profit Policy"	means: (i) any Policy; or (ii) that part of any Policy, in each case in relation to which the value of the benefits is measured by reference to With Profits Units allocated to that Policy;

"Unit Linked Units" means notional units, excluding With Profits Units, whose value or number vary by reference to the value of a Linked Fund (or the value of directly held assets) for the purpose of calculating benefits payable under Linked Policies;

"Valuation Date" means the date on which each Valuation Period ends;

"Valuation Period" means each period selected by the SLAL Board for the purposes of determining, amongst other things, the regulatory surplus and realistic surplus of the With Profits Fund;

"Variable Allocation" has the meaning given in Part E5;

"Withheld Transfer Amount" has the meaning given in paragraph 30.7(B);

"With Profits Fund" means the fund established and maintained by SLAL pursuant to paragraph 15(A);

"With Profits Policy" means any Policy in respect of which the relevant Policyholder is eligible to participate in any part of any established surplus (but excluding any Policies in respect of which such eligibility arises solely as a result of the application of the Promise);

"With Profits Units" means notional units whose value or number vary by reference to premiums paid, bonuses declared or surpluses distributed, as determined by SLAC (before the Effective Time) or SLAL (after the Effective Time), for the purposes of calculating benefits payable under Policies;

"WPF Policies" means all of the Transferred Policies other than the NPF Policies;

"WPF With Profits Policies" means:

(A) (i) all WPF Policies which are With Profits Policies; and (ii) any With Profits Policies allocated to, or written in, the With Profits Fund from time to time (in the case of paragraphs (i) and (ii) if and to the extent eligible to participate in any established surplus within the With Profits Fund); and

(B) any WP Investment Element transferred or allocated to the With Profits Fund; and

"WP Investment Element" means, in relation to a Policy that is or becomes a Unitised With Profits Policy, that part of any Premium (including any amount derived from a rebate of charges) as has been applied or is applicable to the allocation of With Profits Units, after any adjustment in accordance with the terms of the relevant Policy

(including any policy charges or bid/offer spread), and all property and liabilities attributable to such With Profits Units (other than in respect of costs of guarantees).

2. Interpretation

2.1 In this Scheme:

(A) "**admissible asset**" has the meaning given in PRU;

(B) "**admissible value**" means the value of an asset determined in accordance with PRU 1.3;

(C) "**costs**" includes costs, charges and expenses;

(D) "**deficit reduction amount**" has the meaning given in the FSA Handbook;

(E) "**established surplus**" has the meaning given in IPRU(INS) 3.3(4);

(F) "**future policy-related liabilities**", in relation to the With Profits Fund, shall be calculated in accordance with PRU 7.4.137R to PRU 7.4.189G;

(G) "**liabilities**" includes liabilities, obligations and duties of every description (in each case whether present or future, actual or contingent);

(H) "**mathematical reserves**" has the meaning given in PRU;

(I) "**property**" includes property, assets, rights, benefits and powers of every description (in each case whether present or future, actual or contingent) and any interest in any of the foregoing;

(J) "**realistic current liabilities**" shall be calculated in accordance with PRU 7.4.190R;

(K) "**realistic surplus**" or "**residual estate**" means the excess of the realistic value of the assets of the With Profits Fund over the realistic value of the liabilities of the With Profits Fund and "**realistic deficit**" shall be construed accordingly (and, in calculating the quantum of the realistic surplus or residual estate, any liability to distribute the residual estate in the future shall be disregarded);

(L) "**realistic value of the assets**" shall have the meaning given in PRU 7.4.33R;

(M) "**realistic value of the liabilities**" comprises the sum of the with-profits benefit reserve, the future policy-related liabilities and the realistic current liabilities;

(N) "**regulatory surplus**" means the excess of the regulatory value of the assets of the With Profits Fund over the regulatory value of the liabilities of the With Profits Fund and "**regulatory deficit**" shall be construed accordingly;

(O) "**regulatory value of the assets**" shall have the meaning given in PRU 7.4.24R;

(P) "**regulatory value of the liabilities**" shall have the meaning given in PRU 7.4.29R;

(Q) "**transfer**" includes (as the context requires) "**vest**", "**assign**", "**dispose**" or "**convey**" and grammatical variations of such terms shall be construed accordingly; and

(R) "**with-profit benefits reserve**" shall be calculated in accordance with PRU 7.4.116R to 7.4.135G.

2.2 In this Scheme, unless inconsistent with the subject or context:

(A) references to the singular shall include the plural and *vice versa*;

(B) references to the masculine shall include the feminine and *vice versa*;

(C) references to "**Parts**", "**paragraphs**", "**Schedules**" and "**Appendices**" are to Parts and paragraphs of, and Schedules and Appendices to, this Scheme;

(D) references to the "**United Kingdom**" means the United Kingdom of Great Britain and Northern Ireland, excluding the Islands;

(E) any reference to "**this Scheme**" shall include the Schedules and Appendices;

(F) references to a "**company**" shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established;

(G) references to a "**person**" shall be construed so as to include any individual, firm, company, government, state or agency of a state, local or municipal authority or government body or any joint venture, association or partnership (whether or not having separate legal personality);

(H) any word or expression which has a meaning under the Act bears such meaning, including:

(i) "**State of the commitment**" which bears the meaning set out in paragraph 6, Part I of Schedule 12 to the Act;

(ii) "**EEA State**" which bears the meaning set out in paragraph 8, Part I of Schedule 3 to the Act; and

(iii) "**EEA right**" which bears the meaning set out in paragraph 7, Part I of Schedule 3 to the Act;

(I) a reference to:

(i) any enactment, statutory provision or subordinate legislation shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified, supplemented, replaced or re-enacted;

(ii) any rule or regulation issued by the Regulator (including the provisions of PRIN, PRU, IPRU(INS) and SUP) shall be deemed to include a reference to such rule or regulation as amended, modified, supplemented or replaced from time to time or, if any such rule or regulation ceases to have effect and is not amended, modified, supplemented or replaced, such alternative rule or regulation (if any) as the SLAL Board shall determine; and

(iii) any document (including this Scheme and each of the Agreed Form Documents) is a reference to that document as varied from time to time;

(J) any reference to writing shall include any modes or reproducing words in legible and non-transitory form;

(K) the expression "**variation**" shall include any amendment, modification, variation, supplement, deletion, replacement or termination (as the context requires), however effected;

(L) any reference to "**£**" or "**Sterling**" shall be to pounds sterling in the currency of the United Kingdom;

(M) any reference to "**€**" or "**Euros**" shall be to euros in the currency of the member states of the European Monetary Union;

(N) any reference to "**Canadian dollars**" shall be to Canadian dollars in the currency of Canada;

(O) (i) the rule known as the *ejusdem generis* rule shall not apply and accordingly general words introduced by the word "other" shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things; and

(ii) general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words; and

(P) any reference to a "**calculation**", "**decision**", "**determination**" or "**opinion**" of the SLAL Board or the SLAC Board (or any similar expression) shall be deemed to include a calculation, decision, determination or opinion of a duly constituted committee or a duly authorised representative of the SLAL Board or the SLAC Board (as appropriate). Any such calculation, decision, determination or opinion shall only be made or reached after the SLAC Board or the SLAL Board (or a duly constituted committee or a duly authorised representative thereof) (as appropriate) has obtained and had regard to the advice of either or both of:

(i) in the case of a calculation, decision, determination or opinion of the SLAL Board, the SLAL Actuary and/or the SLAL WP Actuary; or

(ii) in the case of a calculation, decision, determination or opinion of the SLAC Board, the SLAC Actuary and/or the SLAC WP Actuary,

in each case if and to the extent required by the FSA Handbook.

2.3 All headings and titles in this Scheme are inserted for convenience only and are to be ignored in the interpretation of this Scheme.

3. Introduction

3.1 SLAC is an insurance company, authorised and regulated under the Act. The principal activities of SLAC and its Subsidiaries are the provision of life assurance and pensions, investment management, banking and healthcare insurance products.

3.2 SLAC was originally established in 1825 as the Life Insurance Company of Scotland, a subsidiary of the Insurance Company of Scotland. SLAC is currently constituted by private Act of Parliament pursuant to the Standard Life Assurance Company Act 1991 and is registered in Scotland. The registered office of SLAC is situated at Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH.

3.3 SLAL is an insurance company, authorised and regulated under the Act. SLAL is registered as a private limited company in Scotland under the number SC286833. The registered office of SLAL is situated at Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH.

3.4 As at the date of this Scheme, SLAL is a wholly-owned Subsidiary of Newco and Newco is a Subsidiary of SLAC.

3.5 It is proposed that, subject to and in accordance with Part VII of, and Schedule 12 to, the Act, the Transferred Business and all of the property and liabilities of SLAC shall, by the Court Order, be transferred to SLAL in accordance with, and subject to the exceptions specified in, this Scheme.

3.6 It is proposed that, as part of the transfer of the Transferred Business contemplated by paragraph 3.5, certain Subsidiaries of SLAC will be transferred to SLAL. Following the Effective Time, certain of these Subsidiaries (including Standard Life Healthcare Limited, Standard Life Oversea Holdings Limited and Standard Life Investment Holdings Limited) are proposed to be transferred by way of dividend *in specie* to SL plc.

3.7 It is proposed that, as part of the transfer of the Transferred Business contemplated by paragraph 3.5, SLAC's obligations in respect of the Promise shall be transferred to SLAL and shall, with effect from the Effective Time, be applied and operated in accordance with this Scheme.

3.8 Prior to the date on which the Court sanctions this Scheme, Newco will enter into an option agreement with SL plc (the "**Option**"). The Option will entitle SL plc to require Newco to sell to SL plc the entire issued share capital of SLAL held by Newco at the

Effective Time, comprising 1 (one) ordinary share of £0.01 and 5,000,000 (five million) ordinary shares (class "B") of £1 each (together the "**SLAL Option Shares**"). The exercise of such Option shall be conditional upon this Scheme having become effective and SLAL having issued 999,999 ordinary shares of £0.01 each (the "**SLAL Shares**") to SL plc in consideration for the transfer of the Transferred Business from SLAC to SLAL under this Scheme.

3.9 At the Effective Time, the membership rights of all persons who are members of SLAC shall be extinguished, and SLAL shall become the sole member of SLAC immediately after all such membership rights have been extinguished all in accordance with the provisions of the SLAC Regulations in force at such time.

3.10 Immediately after the Effective Time, and in consideration for the transfer of the Transferred Business and property and liabilities of SLAC to SLAL as described in paragraph 3.5, SLAL shall allot and issue the SLAL Shares, credited as fully paid, to SL plc.

3.11 Immediately following the allotment and issue of the SLAL Shares as described in paragraph 3.10, the Option shall be exercised and the sale and purchase of the SLAL Option Shares shall be completed. Immediately thereafter, the two issued ordinary shares of Newco owned by SLAC as a Residual Asset (the "**Newco Shares**") shall be transferred to SLAL.

3.12 In consideration for the allotment and issue of SLAL Shares to it, SL plc shall, immediately after the transfer of the Newco Shares from SLAC to SLAL and in each case on the terms and subject to the conditions of Part E5, either allot and issue SL plc Shares, each credited as fully paid, or, in certain cases, become liable to make a payment (funded through the allotment and issue of SL plc Shares for subscription) in each case by way of demutualisation entitlement to be provided to or to the order of Eligible Members for the loss of their membership rights in SLAC at the Effective Time.

3.13 Part E5 contains provisions for the allocation and application of demutualisation entitlements to Eligible Members as compensation for the loss of their membership rights in SLAC at the Effective Time that (in the opinion of the SLAC Board) will result in a compensation scheme which is fair. The allocation for each Eligible Member shall comprise a single Fixed Allocation and (where applicable) a Total Variable Allocation. Each Variable Allocation shall be determined in accordance with the provisions in Part E5 and the Calculation Manual by reference to each Participating Policy in respect of which a person is an Eligible Member.

3.14 Without limitation to paragraph 43.3, it is proposed that, upon Admission, SL plc will issue ordinary shares (or grant rights in respect of such shares) to certain directors, officers and employees of the SLAC group as part of (i) an employee share plan and (ii) the Preferential Offer.

3.15 It is proposed that prior to the Effective Time the Bermudan Business shall be transferred from SLAC to SL Bermuda pursuant to and in accordance with the provisions of the Bermudan Scheme. In consideration of the transfer of the Bermudan Business from SLAC to SL Bermuda, it is proposed that SL Bermuda will issue shares

to SLAC which SLAC will transfer to Canada Holdco in consideration of the issue of shares by Canada Holdco to SLAC.

3.16 If and to the extent that, notwithstanding the transfers proposed to be implemented prior to the Effective Time and referred to in paragraph 3.15, any shares in SL Bermuda are, at the Effective Time, held by SLAC, such shares shall be transferred to SLAL and allocated to the Shareholder Fund.

3.17 (A) It is proposed that:

(i) prior to the Effective Time the entire issued share capital of Canada Holdco shall be transferred to Oversea Holdings Limited pursuant to and in accordance with the terms of a share transfer agreement between SLAC and Oversea Holdings Limited; and

(ii) immediately prior to the Effective Time:

(a) the Canadian Stacking Policies Business shall be transferred from SLAC to SLAL pursuant to and in accordance with the provisions of: (1) the Canadian Scheme Agreement; (2) the Canadian Stacking Policies Transfer Agreement; and (3) the Canadian Stacking Policies Conveyance Agreement;

(b) the Canadian SCDA Business shall be transferred from SLAC to SCDA pursuant to and in accordance with the provisions of: (1) the Canadian Scheme Agreement; (2) the Canadian SCDA Conveyance Agreement; and (3) the Canadian SCDA Transfer Agreement; and

(c) all common shares in the capital of SCDA issued to SLAC in connection with the transfer of the Canadian SCDA Business to SCDA referred to in paragraph (b) shall be transferred from SLAC to Canada Holdco.

(B) If and to the extent the Canadian SCDA Effective Time and the Canadian Stacking Policies Effective Time (as the case may be) has not fallen on or before the Effective Time, then SLAL shall indemnify SLAC in respect of the Canadian SCDA Business and the Canadian Stacking Policy Business on the terms set out in paragraph 12.2(B) and paragraph 12.2(A) respectively and the Canadian Stacking Policies shall be reinsured to SLAL on the terms set out in the Excluded Policies Reinsurance.

3.18 If and to the extent that, notwithstanding the transfers proposed to be implemented prior to the Effective Time and referred to in paragraphs 3.17(A)(i) and 3.17(A)(ii)(c), any shares in Canada Holdco or SCDA are, at the Effective Time, held by SLAC, such shares shall be transferred to SLAL and allocated to the Shareholder Fund.

3.19 It is proposed that:

(A) the transfer of the Guernsey Business from SLAC to SLAL by this Scheme shall only take place to the extent that the transfer of such business to SLAL by the Guernsey Scheme has been approved by the Royal Court of Guernsey and has become effective; and

(B) the transfer of the Jersey Business from SLAC to SLAL by this Scheme shall only take place to the extent that the transfer of such business to SLAL by the Jersey Scheme has been approved by the Royal Court of Jersey and has become effective.

3.20 If and to the extent that the Guernsey Effective Time or the Jersey Effective Time (as the case may be) has not fallen on or before the Effective Time, then the Guernsey Policies or the Jersey Policies (as the case may be) shall be reinsured to SLAL on the terms set out in the Excluded Policies Reinsurance.

3.21 It is proposed that SL China, SL India and SL (MH) 2006 (and, in the case of SL China and SL India, the agreements to which SLAC is a party in respect of SL China and SL India) may be transferred to SLAL, SL plc or a Shareholder Subsidiary subject to and in accordance with the terms of this Scheme.

3.22 Subject to paragraph 3.23, it is proposed that:

(A) on the Effective Date, but prior to the Effective Time:

(i) SLAC shall repay the loan (the "**Existing Euro Tier 2 Intra-Group Loan**") made by SL Finance plc to SLAC in connection with the issue by SL Finance of the Euro Tier 2 Subordinated Debt on 10 July, 2002;

(ii) SL Finance plc shall transfer to SL plc the beneficial interest in the assets used by SLAC to repay the Existing Euro Tier 2 Intra-Group Loan in consideration of, *inter alia*, SL plc assuming responsibility as issuer in respect of the Euro Tier 2 Subordinated Debt;

(iii) SLAC shall repay the loan (the "**Existing Sterling Tier 2 Intra-Group Loan**") made by SL Finance plc to SLAC in connection with the issue by SL Finance of the Sterling Tier 2 Subordinated Debt on 10 July, 2002;

(iv) SL Finance plc shall transfer to SL plc the beneficial interest in the assets used by SLAC to repay the Existing Sterling Tier 2 Intra-Group Loan in consideration of, *inter alia*, SL plc assuming responsibility as issuer in respect of the Sterling Tier 2 Subordinated Debt;

(v) SLAC shall repay the Subordinated Members Account Agreement (the "**Euro Subordinated Members Account Agreement**") provided by SL MACS PLC to SLAC in connection with the issue by SL MACS PLC of the Euro Tier 1 Subordinated Debt on 1 November, 2004 (except where the Euro Subordinated Members Account Agreement is to be novated on the basis that SLAL will assume the rights and obligations of SLAC, and SL plc will assume the rights and obligations of SL MACS PLC, under such agreement (the "**Euro SMA Novation**"));

(vi) SL MACS PLC shall transfer to SL plc the beneficial interest in the assets used by SLAC to repay the Euro Subordinated Members Account Agreement to SL plc in consideration of SL plc assuming responsibility as issuer in respect of the Euro Tier 1 Subordinated Debt (except in the case of the Euro SMA Novation being implemented);

(vii) SLAC shall repay the Subordinated Members Account Agreement (the "**Sterling Subordinated Members Account Agreement**") provided by SL MACS (No. 2) PLC in connection with the issue by SL MACS (No. 2) PLC of the Sterling Tier 1 Subordinated Debt on 1 November, 2004; and

(viii) SL MACS (No. 2) PLC shall transfer to SL plc the beneficial interest in the assets used by SLAC to repay the Sterling Subordinated Members Account Agreement to SL plc in consideration of SL plc assuming responsibility as issuer in respect of the Sterling Tier 1 Subordinated Debt; and

(B) at the Effective Time:

(i) the beneficial interest in the assets used to repay the Existing Euro Tier 2 Intra-Group Loan shall be transferred from SL plc to SLAL;

(ii) the legal interest in the assets used to repay the Existing Euro Tier 2 Intra-Group Loan shall be transferred from SLAC to SLAL;

(iii) SLAL shall guarantee SL plc's obligations as the new issuer of the Euro Tier 2 Subordinated Debt (and SLAC shall cease to be the guarantor in respect of such debt);

(iv) the beneficial interest in the assets used to repay the Existing Sterling Tier 2 Intra-Group Loan shall be transferred from SL plc to SLAL;

(v) the legal interest in the assets used to repay the Existing Sterling Tier 2 Intra-Group Loan shall be transferred from SLAC to SLAL;

(vi) SLAL shall guarantee SL plc's obligations as the new issuer of the Sterling Tier 2 Subordinated Debt (and SLAC shall cease to be the guarantor in respect of such debt);

(vii) subject to paragraph 3.22(B)(ix), the beneficial interest in the assets used to repay the Euro Subordinated Members Account Agreement shall be transferred from SL plc to SLAL;

(viii) subject to paragraph 3.22(B)(ix), the legal interest in the assets used to repay the Euro Subordinated Members Account Agreement shall be transferred from SLAC to SLAL;

(ix) in the case of the Euro SMA Novation being implemented, the legal and beneficial interest in the assets to be transferred in connection with such

novation (the "**Euro SMA Novation Assets**") shall be transferred from SLAC to SLAL;

(x) SL plc shall become the new issuer of the Euro Tier 1 Subordinated Debt and SLAL shall provide a guarantee in respect of such debt;

(xi) the legal interest in the assets used to repay the Sterling Subordinated Members Account Agreement shall be transferred from SLAC to SLAL;

(xii) the beneficial interest in the assets used to repay the Sterling Subordinated Members Account Agreement shall be transferred from SL plc to SLAL;

(xiii) SL plc shall become the new issuer of the Sterling Tier 1 Subordinated Debt and SLAL shall provide a guarantee in respect of such debt; and

(xiv) all hedge and swap arrangements attributable to the Tier 1 Subordinated Debt and Tier 2 Subordinated Debt will be novated from SLAC to SLAL (*or terminated before the* Effective Date).

3.23 If any necessary consent or approval to the implementation of any of the transactions in relation to:

(A) the amendment of the Euro Tier 2 Subordinated Debt referred to in paragraph 3.22 is not obtained prior to the Effective Time (including, without limitation, a vote in favour of such amendment by the requisite majority of the holders of the Euro Tier 2 Subordinated Debt), SLAC's liabilities in respect of the Existing Euro Tier 2 Intra-Group Loan, together with all other property and liabilities of SLAC attributable to the Euro Tier 2 Subordinated Debt (including liabilities attributable to the guarantee given by SLAC in respect of such debt), shall be transferred to SLAL at the Effective Time;

(B) the amendment of the Sterling Tier 2 Subordinated Debt referred to in paragraph 3.22 is not obtained prior to the Effective Time (including, without limitation, a vote in favour of such amendment by the requisite majority of the holders of the Sterling Tier 2 Subordinated Debt), SLAC's liabilities in respect of the Existing Sterling Tier 2 Intra-Group Loan, together with all other property and liabilities of SLAC attributable to the Sterling Tier 2 Subordinated Debt (including liabilities attributable to the guarantee given by SLAC in respect of such debt), shall be transferred to SLAL at the Effective Time;

(C) the amendment of the Euro Tier 1 Subordinated Debt referred to in paragraph 3.22 is not obtained prior to the Effective Time (including, without limitation, a vote in favour of such amendment by the requisite majority of the holders of the Euro Tier 1 Subordinated Debt), SLAC's liabilities in respect of the Euro Subordinated Members Account Agreement, together with all other property and liabilities of SLAC attributable to the Euro Tier 1 Subordinated Debt, shall be transferred to SLAL at the Effective Time; or

(D) the amendment of the Sterling Tier 1 Subordinated Debt referred to in paragraph 3.22 is not obtained prior to the Effective Time (including, without limitation, a vote in favour of such amendment by the requisite majority of the holders of the Sterling Tier 1 Subordinated Debt), SLAC's liabilities in respect of the Sterling Subordinated Members Account Agreement, together with all other property and liabilities of SLAC attributable to the Sterling Tier 1 Subordinated Debt, shall be transferred to SLAL at the Effective Time.

3.24 It is proposed that at and with effect from the Effective Time subject to and in accordance with the provisions of:

(A) the German Transfer Agreement, certain property attributable to the German Business (except the German Policies which shall be transferred under this Scheme) shall be transferred to SLAL;

(B) the Austrian Transfer Agreement, certain property attributable to the Austrian Business (except the Austrian Policies which shall be transferred under this Scheme) shall be transferred to SLAL; and

(C) the Irish Transfer Agreement, certain property attributable to the Irish Business (except the Irish Policies which shall be transferred under this Scheme) shall be transferred to SLAL.

3.25 It is proposed that following the Effective Time SLAL shall seek the sanction of the Court to a capital reduction by means of a cancellation of its share premium account (insofar as such share premium account has arisen as a result of the issue of the SLAL Shares to SL plc in consideration of the transfer contemplated by this Scheme from SLAC to SLAL pursuant to this Scheme).

3.26 Each of SLAC, SLAL and SL plc has agreed to appear by Counsel on the hearing of the petition to sanction this Scheme, to undertake to be bound thereby and to execute all such documents and to do all such acts and things as may be necessary or expedient to be done by them respectively for the purposes of giving effect to this Scheme.

Part B2 – Transfer of SLAC Business to SLAL

4. Transfer of Business

At and with effect from the Effective Time, the Transferred Business shall be transferred to SLAL subject to and in accordance with this Part B2.

5. Transfer of Assets

5.1 At and with effect from the Effective Time, the Transferred Assets and all the title and interest of SLAC in them shall, by the Court Order and without any further act or instrument, be transferred to SLAL, subject to all Encumbrances (if any) affecting such assets.

5.2 On and with effect from each Subsequent Transfer Date, each Residual Asset to which such Subsequent Transfer Date applies (other than any Residual Asset falling within

paragraph (F), (G), (H) or (I) of the definition thereof) and all the title and interest of SLAC in such Residual Asset shall, by the Court Order and without any further act or instrument, be transferred to SLAL, subject to all Encumbrances (if any) affecting such asset.

5.3 SLAL shall accept, without investigation, such title as SLAC shall have:

(A) at the Effective Time to the Transferred Assets; and

(B) at each Subsequent Transfer Date to the relevant Residual Asset,

being transferred to it on each such date.

5.4 The Transferred Assets and the Residual Assets shall be allocated as set out in Part C3.

5.5 (A) If SLAC and SLAL shall have agreed that SL China shall not constitute a Residual Asset in accordance with the provisions of paragraph (F) of the definition thereof, SLAL shall have the option at any time after the Effective Time to acquire, for the benefit of the Shareholder Fund, the shares (or equivalent equity interests) in SL China and the rights, benefits, powers and obligations under the agreements relating to SL China to which SLAC is party (and, if relevant, the proceeds of sale or income or other accrual or return whatsoever, whether or not in any case in the form of cash, earned or received, in respect of any such property).

(B) The consideration for the exercise of the option granted by paragraph 5.5(A) shall be the assumption by SLAL for the account of the Shareholder Fund (or, in the event of any assignment of such option pursuant to paragraph 5.5(C), by SL plc (or the relevant Shareholder Subsidiary)) of the obligations under such agreements. Such assumption shall be effected either by way of assignment or novation of the relevant agreements referred to in paragraph 5.5(A) or, failing that, by way of indemnity.

(C) SLAL shall be entitled to assign the option granted by paragraph 5.5(A) to SL plc or a Shareholder Subsidiary for such consideration as SLAL and SL plc (or such Shareholder Subsidiary) shall agree.

5.6 (A) If SLAC and SLAL shall have agreed that SL India shall not constitute a Residual Asset in accordance with the provisions of paragraph (G) of the definition thereof, SLAL shall have the option at any time after the Effective Time to acquire, for the benefit of the Shareholder Fund, the shares (or equivalent equity interests) in SL India and the rights, benefits, powers and obligations under the agreements relating to SL India to which SLAC is party (and, if relevant, the proceeds of sale or income or other accrual or return whatsoever, whether or not in any case in the form of cash, earned or received, in respect of any such property).

(B) The consideration for the exercise of the option granted by paragraph 5.6(A) shall be the assumption by SLAL for the account of the Shareholder Fund (or, in the event of any assignment of such option pursuant to paragraph 5.6(C) by SL

plc (or the relevant Shareholder Subsidiary)) of the obligations under such agreements. Such assumption shall be effected either by way of assignment or novation of the relevant agreements referred to in paragraph 5.6(A) or, failing that, by way of indemnity.

(C) SLAL shall be entitled to assign the option granted by paragraph 5.6(A) to SL plc or a Shareholder Subsidiary for such consideration as SLAL and SL plc (or such Shareholder Subsidiary) shall agree.

5.7 (A) If SLAC and SLAL shall have agreed that SL (MH) 2006 shall not constitute a Residual Asset in accordance with paragraph (H) of the definition thereof, SLAL shall have the option at any time after the Effective Time to acquire, for the benefit of the Shareholder Fund, the shares in SL(MH) 2006 (if held by SLAC at such time) provided that the obligations of SLAC under the agreements relating to SL India are assumed by SL(MH) 2006, SL plc or a Shareholder Subsidiary. Such assumption shall be effected either be by way of assignment or novation of such agreements or, failing that, by way of indemnity.

(B) The consideration for the exercise of the option granted by paragraph 5.7(A) shall be nil.

(C) SLAL shall be entitled to assign the option granted by paragraph 5.7(A) to SL plc or a Shareholder Subsidiary for such consideration as SLAL and SL plc (or such Shareholder Subsidiary) shall agree.

6. Transfer of Liabilities

6.1 At and with effect from the Effective Time, the Transferred Liabilities shall, by the Court Order and without any further act or instrument, be transferred to, and become the liabilities of, SLAL and shall cease to be the liabilities of SLAC. To the extent that such Transferred Liabilities are in respect of the Promise, such liabilities shall be assumed by SLAL in accordance with paragraph 9.

6.2 On and with effect from each Subsequent Transfer Date, each Residual Liability to which such Subsequent Transfer Date applies (other than any Residual Liability which is attributable to or connected with any Residual Asset falling within paragraph (F), (G), (H) or (I) of the definition thereof) shall, by the Court Order and without any further act or instrument, be transferred to, and become the liability of, SLAL and shall cease to be a liability of SLAC.

6.3 The Transferred Liabilities and Residual Liabilities shall be allocated as set out in Part C3.

6.4 Save to the extent provided in paragraphs 51.2, 51.3 or 53.2, neither SLAC nor SLAL shall be obliged to make any payment or secure any benefit enhancements in respect of demutualisation entitlements determined pursuant to Part E5, and SL plc shall be responsible for any payment, for securing any benefit enhancement or for the issue of shares in accordance with Part E5. In the event of a conflict between the provisions of this paragraph 6.4 and any other provision of this Scheme, the provisions of this paragraph 6.4 shall prevail.

7. Transfer of Policies

7.1 Without prejudice to the generality of paragraphs 5.1 and 5.2, at and with effect from the Effective Time SLAL shall become entitled to all the rights, benefits and powers (whether present or future, actual or contingent) of SLAC subsisting at the Effective Time under or by virtue of the Transferred Policies.

7.2 Every person who is a holder of a Transferred Policy shall, at and with effect from the Effective Time, become entitled to the same rights, benefits and powers against SLAL as were available to him against SLAC under such Transferred Policy (except to the extent that such rights, benefits or powers are varied pursuant to this Scheme). Such entitlement shall be in substitution of any rights, benefits and powers which the relevant person may have had against SLAC to the extent attributable to or connected with such Transferred Policy.

7.3 If any Optionholder exercises a Replacement Right under a Transferred Policy, such person may require SLAL to issue a Compliant Replacement Policy in satisfaction of the exercise of the Replacement Right. Without prejudice to an Optionholder's right to require SLAL to issue a Compliant Replacement Policy, SLAL shall be entitled to offer (or procure that another New SL Group Member offers) the Optionholder an Equivalent Replacement Policy, in substitution of a Compliant Replacement Policy and in satisfaction of the exercise of the Replacement Right.

7.4 Every person who, immediately prior to the Effective Time, is a holder of a Transferred Policy shall, with effect from the Effective Time, and in substitution for any liability owed by him thereunder to SLAC, be subject to the same liability to SLAL and, in particular, but without limitation, shall account to SLAL for any Premiums as and when they become due and payable.

7.5 Any reference in any Transferred Policy to SLAC, the SLAC Board or any SLAC Personnel shall, with effect from the Effective Time, be read as a reference to SLAL, the SLAL Board, the relevant SLAL Personnel (as appropriate) or such other person as the SLAL Board considers (in its sole and absolute discretion) appropriate. In particular, but without limitation, this paragraph 7.5 shall apply to all rights, benefits, powers, duties, responsibilities and obligations which are exercisable, expressed to be exercisable, or required to be fulfilled or performed by SLAC, the SLAC Board or any SLAC Personnel.

8. Excluded Policies

8.1 Subject to paragraph 8.3, the Excluded Policies shall not be transferred to SLAL by this Scheme and all Excluded Liabilities shall remain liabilities of SLAC and be fully reinsured with effect from the Effective Time on the following basis.

(A) All Excluded Liabilities shall be reinsured in their entirety to SLAL at and with effect from the Effective Time (or, in the case of Excluded Liabilities arising in respect of any Compliant Replacement Policy issued by SLAC pursuant to paragraph 8.2, on and with effect from the date on which such Compliant Replacement Policy is issued).

(B) The liability of SLAL at and with effect from the Effective Time shall be such that the rights, benefits and powers provided to holders of Excluded Policies (including any Compliant Replacement Policy issued by SLAC pursuant to paragraph 8.2) shall, to the extent possible, be the same as the rights, benefits and powers which would have been provided to such holders if the Excluded Policies had been Transferred Policies.

(C) The premiums payable by SLAC to SLAL in connection with the provision of the reinsurance described in this paragraph 8.1 shall comprise an amount equal to:

(i) in respect of Excluded Policies which are not With Profits Policies, the aggregate amount of the mathematical reserves (net of reinsurance) relating to those Excluded Policies immediately prior to the Effective Time; and

(ii) in respect of Excluded Policies which are With Profits Policies, the aggregate amount of the realistic value of the liabilities relating to those Excluded Policies immediately prior to the Effective Time,

provided that such amounts shall be deemed to have been satisfied by the transfer to SLAL of the appropriate proportion of the Transferred Assets or Trust Property and such assets or property shall be allocated to the SLAL Fund to which they would have been allocated had the Excluded Policies been Transferred Policies; and

(iii) all subsequent Premiums received by SLAC in respect of such Excluded Policies at any time after the Effective Time which Premiums shall be paid to SLAL as soon as practicable after they are received and credited to the SLAL Fund to which the Excluded Policies would have been allocated had they been Transferred Policies (except if and to the extent that such Premiums relate to the Canadian Stacking Policies and the liabilities in respect of such policies are to be met by SCDA).

8.2 If any Optionholder exercises a Replacement Right under an Excluded Policy, such person may require SLAC to issue a Compliant Replacement Policy. Without prejudice to an Optionholder's right to require SLAC to issue a Compliant Replacement Policy, SLAL shall:

(A) offer (or procure that another New SL Group Member offers) to issue to the relevant Optionholder a Compliant Replacement Policy; or

(B) if SLAL is not, at the time of the exercise of such Replacement Right, writing Compliant Replacement Policies, offer (or procure that another New SL Group Member offers) an Equivalent Replacement Policy in substitution of a Compliant Replacement Policy,

in each case in satisfaction of the exercise of the Replacement Right.

8.3 If all consents, permissions or other requirements for the transfer of an Excluded Policy from SLAC to SLAL are obtained:

(A) such Excluded Policy shall be transferred to SLAL, and shall thereafter be treated in all respects, as if it were a Transferred Policy; and

(B) any Excluded Liability relating to such Excluded Policy shall be transferred to SLAL, and shall thereafter be treated in all respects, as if it were a Transferred Liability.

9. Mortgage Endowment Policies; Mortgage Endowment Promise

9.1 At and with effect from the Effective Time:

(A) SLAL shall, subject to paragraph 9.2, assume the obligations of SLAC arising in respect of the Promise;

(B) the terms and conditions applicable to the Promise, and the nature and extent of SLAL's obligations thereunder, shall be revised and clarified in the manner set out in, and determined solely by reference to the provisions of, Schedule 4 (*Mortgage Endowment Promise*);

(C) SLAL's obligations in respect of the Promise shall be allocated to the With Profits Fund in accordance with paragraph 17.2(C); and

(D) without prejudice to paragraphs 9.1(A), 9.1(B) and 9.1(C), the Promise shall, in all respects, be applied and operated in accordance with the provisions of Schedule 4 (*Mortgage Endowment Promise*).

9.2 Every person who is a holder of an MEP Policy shall, at and with effect from the Effective Time, become entitled as against SLAL to the rights, benefits and powers in respect of the Promise as are specified in Schedule 4 (*Mortgage Endowment Promise*). Such entitlement shall be in substitution of any rights, benefits and powers which the relevant person may have had against SLAC if and to the extent arising in respect of, or otherwise attributable to or connected with, the Promise.

10. Premiums; Mandates

10.1 Subject to paragraph 42, all Premiums attributable to a Transferred Policy shall, with effect from the Effective Time, be payable to SLAL and shall be credited: (i) in the case of any Premiums which are attributable to a Transferred Policy which is allocated to the With Profits Fund, to the With Profits Fund; and (ii) in the case of all other such Premiums, to the Non Profit Fund, if and for so long as such Policy is attributed to, and included within, the With Profits Fund or the Non Profit Fund (as appropriate).

10.2 Any mandate or other instruction in force at the Effective Time (including any instruction given to a bank or other intermediary by its customer in the form of a direct debit or standing order) and providing for the payment by a banker or other intermediary of any Premium shall, with effect from the Effective Time, take effect as if it had provided for and authorised such payment to SLAL.

10.3 Any mandate or other instruction as to the manner of payment of any sum in respect of a Policy which is given to SLAC and which is in force at the Effective Time shall, with effect from the Effective Time, continue in force as an effective authority to SLAL.

10.4 Any mandate or other instruction either: (i) in favour of SLAC; or (ii) given by SLAC, which is in force at the Effective Time and not provided for by paragraph 10.2 or 10.3 shall continue in force as an effective authority to or by SLAL from the date on which such property or liability is transferred to SLAL.

11. Declaration of trust

11.1 If:

(A) any property proposed to be transferred to SLAL by this Scheme (or which is otherwise proposed to be transferred to SLAL pursuant to documentation referred to in this Scheme) is not, or is not capable of being, transferred to SLAL at the Effective Time, whether because such property is a Residual Asset or such property is outside the jurisdiction of the Court or otherwise (and including: (i) the Canadian Stacking Policies Assets if and until such assets are transferred to SLAL pursuant to the Canadian Scheme Agreement; (ii) the Guernsey Assets if and until such assets are transferred to SLAL pursuant to the Guernsey Scheme; and (iii) the Jersey Assets if and until such assets are transferred to SLAL pursuant to the Jersey Scheme);

(B) the shares (or equivalent equity interests) held by SLAC in SL China or in SL India (or SLAC's rights, benefits and powers under the agreements relating to SL China or SL India to which SLAC is party) constitute Residual Assets at the Effective Time;

(C) any Residual Asset is not transferred to SLAL on the relevant Subsequent Transfer Date; or

(D) the transfer of any property proposed to be transferred by this Scheme is outside the jurisdiction of the Court or is not recognised by the laws of the jurisdiction in which such property is situated

(together, "**Trust Property**"), SLAC shall, with effect from the Effective Time: (i) hold any such Trust Property on irrevocable trust for SLAL; and (ii) comply with any and all directions given by SLAL in respect of such Trust Property until it is either transferred to SLAL, SL plc or a Shareholder Subsidiary or disposed of (whereupon SLAC shall account to SLAL for the proceeds of disposal thereof). SLAL shall have irrevocable authority to act as attorney for SLAC in respect of Trust Property for such purposes.

11.2 If: (i) any payment is made to; (ii) any property is received by; or (iii) any right, benefit or power is conferred upon SLAC on or after the Effective Time in respect of any part of the Transferred Business, any Transferred Asset, any Residual Asset or any Trust Property, such payment, property, right, benefit or power (as the case may be) shall also constitute Trust Property and SLAC shall:

(A) pay to SLAL the full amount of such payment as soon as reasonably practicable after its receipt;

(B) transfer such property, right, benefit or power to SLAL as soon as reasonably practicable after it is received by or conferred upon SLAC if and to the extent it is able to do so; and

(C) otherwise comply with the instructions of SLAL in respect of such payment, property, right, benefit or power if and to the extent it is able to do so.

11.3 If any of SL China, SL India or SL (MH) 2006 are retained by SLAC and do not constitute Residual Assets (pursuant to paragraphs (F), (G), and (H) (as appropriate) of the definition thereof), SLAC shall not do, or omit to do, anything which will prevent SLAL (or SLAL's assignee) from exercising any of the options granted pursuant to paragraphs 5.5(A), 5.6(A) and 5.7(A).

11.4 SLAL shall indemnify SLAC on demand against any costs incurred by SLAC in making any payment, transferring any property, right, benefit or power or complying with SLAL's instructions under this paragraph 11.

12. Indemnity; Discharge of liabilities

12.1 With effect from the Effective Time, SLAL shall, subject to paragraph 12.3 and paragraph 12.4, discharge on SLAC's behalf or, failing that, indemnify SLAC against:

(A) all Transferred Liabilities and Residual Liabilities which are not, or are not capable of being, transferred to SLAL by this Scheme (whether at the Effective Time, on a Subsequent Transfer Date or otherwise);

(B) any costs which SLAC may incur in pursuing any claim pursuant to a Third Party Right; and

(C) except as otherwise provided in this Scheme, any other liability of SLAC in respect of the Transferred Business (whether arising before or after the Effective Time),

provided that, if SLAC or SLAL shall have transferred the shares (or equivalent equity interests) held by SLAC in SL India, SL China or SL (MH) 2006 to SL plc or a Shareholder Subsidiary, then the indemnity in this paragraph 12.1 shall no longer apply in respect of the liabilities of SLAC in respect of SL India, SL China or SL (MH) 2006 (including, in the case of SL India and SL China, the liabilities attributable to or connected with the agreements to which is SLAC is party relating to SL India or SL China (as the case may be)).

12.2 Without prejudice to the generality of paragraph 12.1, but subject to paragraph 12.4, SLAL shall, with effect from the Effective Time, discharge on SLAC's behalf or, failing that, indemnify SLAC against all liabilities attributable to:

(A) the Canadian Stacking Policies Business;

(B) the Canadian SCDA Business, but only:

(i) if and for so long as the Canadian SCDA Effective Time has not occurred or the Canadian SCDA Business has not otherwise been transferred to or assumed by SCDA or another person;

(ii) (in relation to a liability attributable to a Canadian SCDA Policy) if and for so long as the relevant Canadian SCDA Policy remains in force and has not terminated (whether by surrender, maturity or otherwise) by agreement of the relevant parties or by law; and

(iii) if and to the extent that SLAC is, absent the availability of the indemnity pursuant to this paragraph 12.2(B), unable to meet its liabilities in respect of the Canadian SCDA Business as they fall due;

(C) the Canadian Structured Settlements Business, but only:

(i) if and for so long as the Canadian Structured Settlements Business has not been transferred to or assumed by SLAL (in accordance with paragraphs 66.2 to 66.4) or another person;

(ii) (in relation to a liability attributable to a Canadian Structured Settlement) if and for so long as the relevant Canadian Structured Settlement remains in force and has not terminated (whether by surrender, maturity or otherwise) by agreement of the relevant parties or by law; and

(iii) if and to the extent that SLAC is, absent the availability of the indemnity pursuant to this paragraph 12.2(C), unable to meet such Canadian Structured Settlements Liabilities as they fall due;

(D) the Guernsey Business;

(E) the Jersey Business;

(F) any liabilities of SLAC attributable to paragraphs (A) to (H) of the definition of SLAC Retained Construction Agreements;

(G) any liabilities of SLAC attributable to paragraph (M) or (N) of the definition of SLAC Retained Construction Agreements; and

(H) if such liabilities do not constitute Residual Liabilities at the Effective Date, any liabilities of SLAC attributable to the shares (or equivalent equity interests) held by SLAC in SL India, SL China or SL (MH) 2006 or the agreements relating to SL India or SL China to which SLAC is party for so long as SLAC holds the shares (or equivalent equity interests) in SL India, SL China or SL (MH) 2006 (as the case may be).

12.3 SLAL shall not be responsible for discharging on SLAC's behalf, or indemnifying SLAC against, any liabilities attributable to:

(A) the Canadian SCDA Business except if and to the extent required pursuant to paragraph 12.2(B);

(B) the Canadian Structured Settlements Business except if and to the extent required pursuant to paragraph 12.2(C); and

(C) the Canadian Domesticated Business except if and to the extent required pursuant to paragraph 17.3(O); and

(D) the Bermudan Business.

12.4 SLAL shall not indemnify SLAC against any liability of SLAC, whether pursuant to paragraph 12.1 or 12.2, if and to the extent that it is the subject of an indemnity from any third party in favour of SLAC (including by way of insurance) or a claim or right of recovery against any third party (each, a "**Third Party Right**"), unless, and then only to the extent that, SLAC shall have failed to recover any such amount pursuant to such Third Party Right.

12.5 SLAC shall use all reasonable endeavours, and shall take all such steps as SLAL may require, to pursue its Third Party Rights. SLAL shall be entitled, upon notice to SLAC, to assume conduct of all Proceedings in respect of any Third Party Rights (including taking such action in the name of and on behalf of SLAC as SLAL shall determine) and, in such circumstances, SLAC shall give all such assistance as SLAL may reasonably require in conducting such Proceedings.

12.6 The costs incurred by SLAL in discharging on SLAC's behalf, or indemnifying SLAC against, liabilities in accordance with paragraphs 12.1 or 12.2 shall be allocated to and discharged out of the property of the relevant SLAL Fund:

(A) to which the Transferred Liability or Residual Liability (as the case may be) giving rise to the payment of the indemnity has been (in the case of a Transferred Liability) or would have been (in the case of a Residual Liability) allocated; or

(B) to which the liability to discharge liabilities on SLAC's behalf, or failing that to indemnify SLAC, pursuant to paragraph 12 is allocated,

in each case in accordance with Part C3. Subject to paragraph 17.2(L)(ii), the costs incurred by SLAL in discharging on SLAC's behalf, or indemnifying SLAC against, liabilities in accordance with paragraph 12.2(F) or 12.2(H) shall be allocated to and discharged out of the property of the Shareholder Fund.

13. Conduct of Proceedings

13.1 If, at the Effective Time, any Proceedings are pending by or against SLAC in connection with the Transferred Assets, Transferred Business (if and to the extent transferred at the Effective Time), Transferred Liabilities or Transferred Policies, such Proceedings shall be continued by or against SLAL.

13.2 If, on any Subsequent Transfer Date, any Proceedings are pending by or against SLAC in connection with the Residual Assets or Residual Liabilities which are to be transferred on such Subsequent Transfer Date, such Proceedings shall be continued by or against SLAL. Until such Subsequent Transfer Date, the relevant Proceedings shall be continued by or against SLAC.

13.3 In respect of any Proceedings which are continued by or against SLAL under paragraph 13.1 or 13.2 (or which are commenced against SLAL in connection with the Transferred Business or any of the business or undertaking of SLAC), SLAL shall be entitled to all defences, claims, counterclaims, rights of set-off and all other remedies which would have been available to SLAC in connection with such Proceedings.

14. Further assurance

SLAL and SLAC shall each take all such steps and do all such things (including the execution and delivery of any documents) which may be necessary or desirable to effect or perfect the transfer to SLAL of the Transferred Business in accordance with this Part B2, including the transfer of:

(A) the Transferred Assets in accordance with paragraph 5.1;

(B) the Transferred Liabilities in accordance with paragraph 6.1;

(C) the Transferred Policies in accordance with paragraph 7;

(D) the Residual Assets subject to and in accordance with paragraph 5.2;

(E) the Residual Liabilities subject to and in accordance with paragraph 6.2; and

(F) the Excluded Policies and the Excluded Liabilities subject to and in accordance with paragraph 8.3.

Part C3 – Constitution of Funds; Allocation to Funds

15. Establishment of SLAL Funds

SLAL shall, on and from the Effective Time, establish and maintain:

(A) the With Profits Fund; and

(B) the Non Profit Fund,

as separate funds.

16. Allocation of assets

16.1 At and with effect from the Effective Time, the following property shall be allocated to the With Profits Fund:

(A) all Transferred Assets excluding those Transferred Assets allocated to the Non Profit Fund or the Shareholder Fund pursuant to paragraphs 16.3 and 16.4 respectively; and

(B) all Trust Property, and the right to receive any payment, property, right, benefit or power pursuant to paragraph 11.2, if and to the extent that such Trust Property (or the right to receive any payment, property, right, benefit or power in respect of such Trust Property) would have been allocated to the With Profits Fund if it had been, or had been capable of being, transferred at the Effective Time.

16.2 Without prejudice to the provisions of paragraph 16.1, the property allocated to the With Profits Fund shall include the following Transferred Assets:

(A) subject to paragraph 16.3(I), all rights, benefits and powers attributable to the WPF Policies and any other Policies written in or allocated to the With Profits Fund, including all rights, benefits and powers arising under contracts, agreements or arrangements in respect of any WPF Policy (or any other Policy written in or allocated to the With Profits Fund); and

(B) all rights, benefits and powers arising under:

(i) the SLIF EB ULL Reinsurance Agreement;

(ii) the SLIF EB ULP Reinsurance Agreement;

(iii) subject to paragraph 22.1(B), the SLIF EB Annuities Reinsurance Agreement;

(iv) the Excluded Policies Reinsurance (if and to the extent that it relates to Excluded Policies which would have been allocated to the With Profits Fund if they had been Transferred Policies); and

(v) subject to paragraph 19.2, all other reinsurance agreements, contracts or treaties in respect of WPF Policies or other Policies written in or allocated to the With Profits Fund.

16.3 At and with effect from the Effective Time, the following Transferred Assets shall be allocated to the Non Profit Fund:

(A) all rights, benefits and powers attributable to the NPF Policies and other Policies written in or allocated to the Non Profit Fund, including all rights, benefits and powers arising under contracts, agreements or arrangements in respect of any NPF Policy (or other Policy written in or allocated to the Non Profit Fund);

(B) assets selected by the SLAL Board (having regard to the advice of the SLAL Actuary and the SLAL WP Actuary) with an admissible value equal to:

(i) the mathematical reserves (net of reinsurance), as at the Effective Time, of the NPF Policies; and

(ii) the NPF Working Capital Amount.

In making the allocation under this paragraph 16.3(B), the value of the assets and liabilities (including as regards the mathematical reserves of the NPF Policies as at the Effective Time) shall be determined in accordance with PRU and, except to the extent that the relevant provisions of PRU have been amended, modified, supplemented or replaced between the end of the FSA Return Period immediately preceding the Effective Date and the Effective Date, on a valuation basis consistent with that applied in the FSA Returns submitted by SLAC in respect of the most recent FSA Return Period, having regard to changes in financial conditions;

(C) such of the shares held by SLAC immediately prior to the Effective Time in the capital of the Shareholder Subsidiaries as are selected by the SLAL Board (having regard to the advice of the SLAL Actuary and the SLAL WP Actuary) to meet SLAC's liabilities in respect of the UK Pension Scheme, such shares to have an admissible value greater than or equal to the deficit reduction amount in respect of the UK Pension Scheme on the Effective Date;

(D) such of the shares held by SLAC immediately prior to the Effective Time in the capital of the Shareholder Subsidiaries as are selected by the SLAL Board (having regard to the advice of the SLAL Actuary and the SLAL WP Actuary) to meet SLAC's liabilities in respect of the RoI Pension Scheme, such shares to have an admissible value greater than or equal to the deficit reduction amount (or equivalent amount) in respect of the RoI Pension Scheme on the Effective Date;

(E) all rights, benefits and powers arising under:

(i) the SLIF NB Reinsurance Agreement;

(ii) the SLIF Stop Loss Retrocession Agreement;

(iii) the SLIF Reinsurance Agreement (SIPP Business);

(iv) the SLAL (Canada Branch) Services Agreement;

(v) the Additional NPF Contracts;

(vi) the Excluded Policies Reinsurance (if and to the extent that it relates to Excluded Policies which would have been allocated to the Non Profit Fund if they had been Transferred Policies); and

(vii) subject to paragraph 19.2, all other reinsurance agreements, contracts or treaties in respect of NPF Policies or other Policies written in the Non Profit Fund;

(F) all rights, benefits and powers arising under the SLI Investment Management Agreement;

(G) all rights, benefits and powers arising under the Service Company Agreements;

(H) all rights, benefits and powers attributable to the Canadian Stacking Policies Business, including:

(i) the Canadian Stacking Policies Assets;

(ii) all rights, benefits and powers attributable to the Canadian Stacking Policies; and

(iii) all rights, benefits and powers arising under:

(a) the Canadian Services Agreement;

(b) the Canadian Stacking Policies Conveyance Agreement;

(c) the Canadian Stacking Policies Transfer Agreement; and

(d) the Canadian Scheme Agreement (if and to the extent that such rights, benefits and powers are attributable to the Canadian Stacking Policies Business and/or the Canadian Stacking Policies);

(I) all debts owed to SLAC as at the Effective Time by way of clawback of commission paid by SLAC in respect of Transferred Policies (and any other similar debts owed to SLAC by intermediaries or other sales agents as at the Effective Time in respect of Transferred Policies);

(J) all rights, benefits and powers arising under employment contracts between SLAC and those persons who are directors, officers or employees of SLAC immediately prior to the Effective Time (except to the extent that the SLAL Board determines that such rights, benefits and powers have accrued or are properly attributable to events occurring prior to the Effective Time);

(K) the Overseas Infrastructure Assets and all rights, benefits and powers arising under contracts, agreements and arrangements entered into by SLAC prior to the Effective Time in respect of any of the Overseas Infrastructure Assets (except to the extent that the SLAL Board determines that such rights, benefits and powers have accrued or are properly attributable to events occurring prior to the Effective Time); and

(L) all Trust Property, and the right to receive any payment, property, right, benefit or power pursuant to paragraph 11.2, if and to the extent that such Trust Property (or the right to receive any payment, property, right, benefit or power in respect of such Trust Property) would have been allocated to the Non Profit Fund if it had been, or had been capable of being, transferred at the Effective Time.

16.4 At and with effect from the Effective Time, the following Transferred Assets shall be allocated to the Shareholder Fund:

(A) all rights, benefits, property and powers arising under the Subordinated Debt Documentation (to the extent not falling within paragraph 16.4(B));

(B) property with a fair value equal to the Carried Debt Value in respect of the Tier 1 Subordinated Debt and the Tier 2 Subordinated Debt, comprising:

(i) in respect of the Euro Tier 1 Subordinated Debt, either:

(a) the property selected by the SLAC Board (having regard to the advice of the SLAC WP Actuary) which was transferred by SLAC to SL MACS PLC immediately prior to the Effective Time in repayment of the Euro Subordinated Members Account Agreement (or comprising the Euro SMA Novation Assets in the case of the Euro SMA Novation being implemented); or

(b) (where all necessary consents and approvals to the implementation of the restructuring of the Euro Tier 1 Subordinated Debt contemplated by paragraph 3.22 have not been obtained prior to the Effective Time) property of such value selected by the SLAL Board (having regard to the advice of the SLAL WP Actuary);

(ii) in respect of the Sterling Tier 1 Subordinated Debt, either:

(a) the property selected by the SLAC Board (having regard to the advice of the SLAC WP Actuary) which was transferred by SLAC to SL MACS (No. 2) PLC immediately prior to the Effective Time in repayment of the Sterling Subordinated Members Account Agreement; or

(b) (where all necessary consents and approvals to the implementation of the restructuring of the Sterling Tier 1 Subordinated Debt contemplated by paragraph 3.22 have not

been obtained prior to the Effective Time) property of such value selected by the SLAL Board (having regard to the advice of the SLAL WP Actuary);

(iii) in respect of the Euro Tier 2 Subordinated Debt, either:

(a) the property selected by the SLAC Board (having regard to the advice of the SLAC WP Actuary) transferred by SLAC to SL Finance plc immediately prior to the Effective Time in repayment of the Existing Euro Tier 2 Intra-Group Loan; or

(b) (where all necessary consents and approvals to the implementation of the restructuring of the Euro Tier 2 Subordinated Debt contemplated by paragraph 3.22 have not been obtained prior to the Effective Time) property of such value selected by the SLAL Board (having regard to the advice of the SLAL WP Actuary); and

(iv) in respect of the Sterling Tier 2 Subordinated Debt, either:

(a) the property selected by the SLAC Board (having regard to the advice of the SLAC WP Actuary) which was transferred by SLAC to SL Finance plc immediately prior to the Effective Time in repayment of the Existing Sterling Tier 2 Intra-Group Loan; or

(b) (where all necessary consents and approvals to the implementation of the restructuring of the Sterling Tier 2 Subordinated Debt contemplated by paragraph 3.22 have not been obtained prior to the Effective Time) property of such value selected by the SLAL Board (having regard to the advice of the SLAL WP Actuary);

(C) except to the extent that such property is selected by the SLAL Board to be allocated to the Non Profit Fund pursuant to paragraph 16.3(C) or 16.3(D), all shares (equity, preference or otherwise) held by SLAC immediately prior to the Effective Time in the capital of the Shareholder Subsidiaries;

(D) all rights, benefits and powers arising under Subsidiary Contracts;

(E) all Intellectual Property Rights comprised within the Transferred Assets;

(F) all Trust Property, and the right to receive any payment, property, right, benefit or power pursuant to paragraph 11.2, if and to the extent that:

(i) such Trust Property (or the right to receive any payment, property, right, benefit or power in respect of such Trust Property) would have been allocated to the Shareholder Fund if it had been, or had been capable of being, transferred at the Effective Time; or

(ii) such Trust Property (or the right to receive any payment, property, right, benefit or power in respect of such Trust Property) is in respect of any Residual Asset falling within paragraph (F), (G), (H) or (I) of the definition thereof (until such time as it is transferred to SL plc or a Shareholder Subsidiary (as the case may be)).

16.5 On and with effect from the applicable Subsequent Transfer Date, each Residual Asset (other than any Residual Asset falling within paragraph (B)(ii), (F), (G) or (H) of the definition thereof) shall be allocated to the SLAL Fund to which it would have been allocated pursuant to the preceding provisions of this paragraph 16 had it been a Transferred Asset.

17. Allocation of liabilities

17.1 At and with effect from the Effective Time, all Transferred Liabilities and Demutualisation Costs, excluding those Transferred Liabilities allocated to the Non Profit Fund or the Shareholder Fund pursuant to paragraph 17.2(L)(ii) and 17.4 respectively, shall be allocated to the With Profits Fund.

17.2 Without prejudice to the generality of paragraph 17.1, the Transferred Liabilities allocated to the With Profits Fund shall include:

(A) subject to paragraph 17.3(G), all liabilities attributable to the WPF Policies and any other Policies written in or allocated to the With Profits Fund, including all liabilities attributable to contracts, agreements or arrangements in respect of any WPF Policy (or any other Policy written in or allocated to the With Profits Fund);

(B) all liabilities attributable to property which is allocated to the With Profits Fund;

(C) all liabilities attributable to the Promise, as applied and operated in accordance with paragraph 9 and Schedule 4 (*Mortgage Endowment Promise*);

(D) any amount paid or payable in respect of:

(i) any Proceedings arising out of any act, omission or circumstance occurring prior to the Effective Time;

(ii) any decision of the Financial Ombudsman Service where such amount is reasonably attributed to the carrying out of the business of SLAC prior to the Effective Time;

(iii) actual or alleged mis-selling of Policies by SLAC or by any representative of SLAC prior to the Effective Time (including costs and expenses incurred in investigating and settling any such actual or alleged mis-selling); and

(iv) any breach of contract, actual or alleged negligence or fraud by SLAC prior to the Effective Time;

(E) levies payable pursuant to the Financial Services Compensation Scheme and all other industry levies imposed on SLAL to the extent that they can reasonably be attributed to events occurring prior to the Effective Time, except where any such levy has already been charged to NPF Policies (other than to the WP Investment Element of such Policies which is allocated or transferred to the With Profits Fund) by adjustment to the price of any Unit Linked Units or otherwise;

(F) all costs, losses and liabilities which relate to or arise out of:

(i) any breach of contract or other duty (whether legally binding or not) prior to the Effective Time by SLAC, in relation to, or in connection with, any contract of employment, employment relationship or collective agreement;

(ii) the termination of employment of any employee of SLAC prior to the Effective Time; and

(iii) emoluments, outgoings, salaries, wages, bonuses, commissions, PAYE, National Insurance contributions and employer contributions or other amounts due (but not paid) from SLAC in respect of the SLAC Pension Schemes as at the Effective Date in respect of any employees or former employees of SLAC,

save, in each case, to the extent that such costs, losses or liabilities are caused or crystallised by any action or omission of any New SL Group Member after the Effective Time;

(G) all penalties incurred or additional amounts payable under the terms of contracts to which SLAC is a party prior to the Effective Time arising because of the transactions contemplated by this Scheme;

(H) original tenant liability in relation to any lease formerly held by SLAC;

(I) all Taxation relating to the business or undertaking of SLAC (including the Transferred Business) prior to the Effective Time arising:

(i) in respect of any period of time ending on or before the Effective Time; or

(ii) because of or by reference to any event occurring (or deemed to occur for the purposes of Taxation) on or before the Effective Time,

but excluding any Taxation arising because of:

(a) any increase in established surplus which is carried forward unappropriated within a Long Term Fund of SLAC on or after 1 January 2006; and

(b) the transfer of assets direct from the Long Term Fund of SLAC to any SLAL Fund other than the With Profits Fund or Non Profit Fund of SLAL, except for Taxation in respect of realised or unrealised gains or profits, including capital gains computed in accordance with The Taxation of Chargeable Gains Act 1992 and Taxation in respect of debits or credits of either Loan Relationships (as defined by the Finance Act 1996) or Derivative Contracts (as defined by the Finance Act 2002);

(J) all liabilities attributable to:

(i) the SLIF EB ULL Reinsurance Agreement;

(ii) the SLIF EB ULP Reinsurance Agreement;

(iii) the SLIF EB Annuities Reinsurance Agreement;

(iv) the Excluded Policies Reinsurance (if and to the extent that it relates to Excluded Policies which would have been allocated to the With Profits Fund if they had been Transferred Policies); and

(v) subject to paragraph 19.2, all other reinsurance agreements, contracts or treaties in respect of WPF Policies or other Policies written in the With Profits Fund;

(K) the liability to indemnify SLAC pursuant to paragraph 11.3 if and to the extent that the payment, property, right, benefit or power to which such indemnity relates is allocated by paragraph 16.1 or 16.2 to the With Profits Fund; and

(L) the liability to discharge liabilities on SLAC's behalf, or failing that to indemnify SLAC, pursuant to paragraph 12, if and to the extent that such liability relates to:

(i) a Transferred Liability which is (or, in respect of a Residual Liability, would have been) allocated to the With Profits Fund; or

(ii) Taxation arising in respect of the transfer of any of SL India, SL China or SL (MH) 2006 (whether as a Residual Asset on the relevant Subsequent Transfer Date or pursuant to the provisions of paragraph 5.5, 5.6 or 5.7) to SLAL, SL plc or a Shareholder Subsidiary (as the case may be).

17.3 At and with effect from the Effective Time, the following Transferred Liabilities shall be allocated to the Non Profit Fund:

(A) all liabilities attributable to the NPF Policies (or other Policy written in or allocated to the Non Profit Fund), including all liabilities attributable to contracts, agreements or arrangements in respect of any NPF Policy and other Policies written in or allocated to the Non Profit Fund;

(B) all liabilities attributable to property which is allocated to the Non Profit Fund;

(C) all liabilities attributable to:

(i) the SLIF NB Reinsurance Agreement;

(ii) the SLIF Stop Loss Retrocession Agreement;

(iii) the SLIF Reinsurance Agreement (SIPP Business);

(iv) the SLAL (Canada Branch) Services Agreement;

(v) the Additional NPF Contracts;

(vi) the Excluded Policies Reinsurance (if and to the extent that it relates to Excluded Policies which would have been allocated to the Non Profit Fund if they had been Transferred Policies); and

(vii) subject to paragraph 19.2, all other reinsurance agreements, contracts and treaties in respect of NPF Policies or other Policies written in or allocated to the Non Profit Fund;

(D) all liabilities attributable to the SLI Investment Management Agreement;

(E) subject to paragraph 34, all liabilities attributable to the Service Company Agreements;

(F) all liabilities attributable to the Canadian Stacking Policies Business, including all liabilities attributable to:

(i) the Canadian Stacking Policies;

(ii) the Canadian Services Agreement;

(iii) the Canadian Stacking Policies Conveyance Agreement;

(iv) the Canadian Stacking Policies Transfer Agreement; and

(v) the Canadian Scheme Agreement (if and to the extent that such rights, benefits and powers are attributable to the Canadian Stacking Policies Business and/or the Canadian Stacking Policies);

(G) all amounts payable by SLAC at the Effective Time by way of commissions (or other similar amounts payable to intermediaries or other sales agents) in respect of Transferred Policies;

(H) subject to paragraph 17.2(F), all liabilities attributable to employment contracts between SLAC and those persons who are directors, officers or employees of SLAC immediately prior to the Effective Time (except to the extent that the SLAL Board determines that such liabilities have accrued or are properly attributable to events occurring prior to the Effective Time);

(I) all costs, losses and liabilities as are described in paragraphs 17.2(F)(i) to (iii) but only if and to the extent that such costs, losses or liabilities are caused or crystallised by any action or omission of any New SL Group Member after the Effective Time;

(J) subject to paragraph 17.2(F)(iii), all liabilities of SLAC in respect of the SLAC Pension Schemes, together with (subject to paragraph 34) any other liability which SLAL may come under after the Effective Time (whether it relates to a period or event before or after the Effective Time) in respect of either or both of those schemes;

(K) all liabilities attributable to the Overseas Infrastructure Assets, including any liabilities attributable to contracts, agreements and arrangements entered into by SLAC prior to the Effective Time in respect of any of the Overseas Infrastructure Assets (except to the extent that the SLAL Board determines that such liabilities have accrued or are properly attributable to events occurring prior to the Effective Time);

(L) the liability to indemnify SLAC pursuant to paragraph 11.3 if and to the extent that the payment, property, right, benefit or power to which such indemnity relates is allocated by paragraph 16.3 to the Non Profit Fund;

(M) the liability to discharge liabilities on SLAC's behalf or, failing that, to indemnify SLAC pursuant to paragraph 12.2(A), in respect of all liabilities attributable to the Canadian Stacking Policies Business (together with all other liabilities of SLAL attributable to such business);

(N) the liability to discharge liabilities on SLAC's behalf or, failing that, to indemnify SLAC pursuant to paragraph 12.2(C), in respect of liabilities attributable to the Canadian Structured Settlements Business;

(O) the Canadian Transferred Liability; and

(P) the liability to discharge liabilities on SLAC's behalf, or failing that to indemnify SLAC, pursuant to paragraph 12, if and to the extent that such liability relates to a Transferred Liability which is (or, in respect of a Residual Liability, would have been) allocated to the Non Profit Fund.

17.4 At and with effect from the Effective Time, the following Transferred Liabilities shall be allocated to the Shareholder Fund:

(A) all liabilities attributable to the Subordinated Debt Documentation;

(B) all liabilities attributable to property which is allocated to the Shareholder Fund;

(C) all liabilities attributable to Subsidiary Contracts;

(D) all liabilities in respect of Taxation arising because of:

(i) any increase in established surplus which is carried forward unappropriated within a Long Term Fund of SLAC on or after 1 January, 2006; and

(ii) the transfer of assets direct from the Long Term Fund of SLAC to any SLAL Fund other than the With Profits Fund or Non Profit Fund of SLAL, except for Taxation in respect of realised or unrealised gains or profits, including capital gains computed in accordance with The Taxation of Chargeable Gains Act 1992 and Taxation in respect of debits or credits of Loan Relationships (as defined by the Finance Act 1996) or Derivative Contracts (as defined by the Finance Act 2002);

(E) the liability to indemnify SLAC pursuant to paragraph 11.3 if and to the extent that the payment, property, right, benefit or power to which such indemnity relates is allocated by paragraph 16.4 to the Shareholder Fund; and

(F) the liability to discharge liabilities on SLAC's behalf, or failing that to indemnify SLAC, pursuant to paragraph 12, if and to the extent that such liability relates to:

(i) a Transferred Liability which is (or, in respect of a Residual Liability, would have been) allocated to the Shareholder Fund; or

(ii) any liability of SLAC attributable to the shares (or equivalent equity interests) held by SLAC in SL India, SL China or SL (MH) 2006 or the agreements relating to SL India or SL China to which SLAC is party (in each case whether or not as a Residual Liability) but excluding the liabilities referred to in paragraph 17.2(L)(ii).

17.5 On and with effect from the applicable Subsequent Transfer Date, each Residual Liability shall be allocated to the SLAL Fund to which it would have been allocated pursuant to the preceding provisions of this paragraph 17 had it been a Transferred Liability.

17.6 At and with effect from the Effective Time, the liability of SLAL to discharge liabilities on SLAC's behalf, or failing that to indemnify SLAC, pursuant to paragraph 12.2(F) or paragraph 12.2(H) shall (subject to paragraph 17.2(L)(ii)) be allocated to the Shareholder Fund.

18. Allocation of policies

18.1 At and with effect from the Effective Time:

(A) all the Transferred Policies, other than the NPF Policies, shall be allocated to the With Profits Fund; and

(B) all the NPF Policies shall be allocated to the Non Profit Fund.

18.2 At and with effect from the Canadian Stacking Policies Effective Time, all the Canadian Stacking Policies shall be allocated to the Non Profit Fund.

18.3 If, in the opinion of the SLAL Board, any Transferred Policy should not be allocated in accordance with paragraph 18.1, then the SLAL Board may, in its discretion but subject to PRIN 6 and having regard to the advice of the SLAL WP Actuary, allocate such Transferred Policy to such SLAL Fund (other than the Shareholder Fund) as it shall determine. If any Transferred Policy is allocated pursuant to this paragraph 18.3 it shall thereafter be treated in all respects as if it were a Policy allocated to such other SLAL Fund.

19. Allocation: general provisions

19.1 If any New SL Group Member, other than SLAL or a Subsidiary of SLAL the shares of which are allocated to the With Profits Fund, makes any payment in respect of any liability allocated to the With Profits Fund, an appropriate amount (as determined by the SLAL Board) shall be recovered from the With Profits Fund.

19.2 If: (i) any reinsurance agreement, contract or treaty (whether in respect of reinsurances ceded or reinsurances accepted); or (ii) any other contract, agreement or arrangement relates to:

(A) both WPF Policies (or other Policies written in or allocated to the With Profits Fund) and NPF Policies (or other Policies written in or allocated to the Non Profit Fund); and/or

(B) rights, benefits, powers or liabilities transferred or allocated to both the With Profits Fund and the Non Profit Fund,

the SLAL Board shall, having regard to the advice of the SLAL WP Actuary and subject to paragraph 28, determine an appropriate apportionment between the With Profits Fund and the Non Profit Fund of the rights, benefits, powers arising under, and liabilities attributable to, such agreement, contract, treaty or arrangement.

19.3 If, in the opinion of the SLAL Board (having regard to the advice of the SLAL WP Actuary), the allocation of any property or liability is uncertain, the property or liability shall be allocated to such SLAL Fund or proportionately to each SLAL Fund in such manner as the SLAL Board shall determine.

19.4 Any allocation of property or attribution of liabilities, and any reallocation or reattribution of the same, which is made under this Scheme for the purposes of the establishment, operation or maintenance of any of the SLAL Funds is for the purposes of establishing or recognising respective policyholder and shareholder entitlements and shall not be taken to limit the availability of all of the property from time to time of SLAL to meet the liabilities which SLAL is obliged by law to meet from time to time.

20. Linked funds

20.1 At and with effect from the Effective Time the property and associated liabilities comprised in each SLAC Linked Fund shall be allocated to and become comprised in a new corresponding SLAL Linked Fund within the relevant SLAL Fund, comprising the same number and value of units as were comprised within the relevant SLAC Linked Fund immediately prior to the Effective Time.

20.2 At and with effect from the Effective Time:

(A) rights, benefits and powers under any Transferred Policy which, immediately prior to the Effective Time, were linked to any SLAC Linked Fund shall become linked to the corresponding SLAL Linked Fund and SLAL shall, as at the Effective Time, allocate to each such Transferred Policy the same number and classes of units in the corresponding SLAL Linked Fund as the number and class of units in the relevant SLAC Linked Fund which were allocated to the Transferred Policy immediately prior to the Effective Time;

(B) in respect of any rights, benefits or powers under Transferred Policies which are linked to any SLAL Linked Fund, SLAL shall become entitled to the same rights, benefits and powers and be subject to the same liabilities as applied to SLAC in relation to the corresponding SLAC Linked Fund immediately prior to the Effective Time; and

(C) if any Trust Property is comprised in a Linked Fund of SLAC, such Trust Property shall be allocated to the SLAL Linked Fund to which such Trust Property would have been allocated had it been a Transferred Asset.

20.3 On and with effect from the relevant Subsequent Transfer Date, each Residual Asset which is comprised in a SLAC Linked Fund shall be allocated to the SLAL Linked Fund to which it would have been allocated had it been a Transferred Asset or, if such SLAL Linked Fund has been closed, amalgamated or divided by SLAL, such other SLAL Linked Fund as the SLAL Board determines is the appropriate SLAL Linked Fund.

20.4 Subject to the Act and the requirements of PRIN 6, the SLAL Board may (having regard to the advice of the SLAL Actuary):

(A) open new Linked Funds;

(B) close existing Linked Funds;

(C) amalgamate, reinsure or transfer any Linked Fund or any part thereof with or to (as the context requires) any other Linked Fund or any part thereof (whether established and maintained by SLAL or another New SL Group Member);

(D) divide any Linked Fund into one or more Linked Funds; or

(E) effect any combination of the aforesaid,

in each case whether or not SLAC would, prior to the Effective Time, have been so entitled.

Part D4 – Operation of Funds

21. Fund maintenance

21.1 Subject to paragraph 25, SLAL shall procure that:

(A) the With Profits Fund, the Non Profit Fund and the Shareholder Fund are separately maintained; and

(B) separate accounting records for each such fund are maintained which are sufficient to enable the separate identification of the property and liabilities respectively allocated or attributable to each such fund.

21.2 Nothing in this Scheme shall prevent SLAL from establishing and maintaining additional funds or sub-funds in respect of any part of its Long Term Business from time to time.

22. Reinsurance arrangements: SLIF EB Annuities Reinsurance Agreement

22.1 If the SLIF EB Annuities Reinsurance Agreement is terminated in accordance with its terms, such termination shall be effected on the following basis:

(A) The SLAL Board shall procure that, no later than the date on which the SLIF EB Annuities Reinsurance Agreement is terminated, an alternative arrangement is implemented to provide reinsurance of the Reinsured Liabilities (as defined in the SLIF EB Annuities Reinsurance Agreement). Such alternative arrangement shall be on terms determined by the SLAL Board which are not materially less beneficial to the With Profits Fund than the SLIF EB Annuities Reinsurance Agreement and may, at the discretion of the SLAL Board, be provided either by a SLAL Fund (other than the With Profits Fund), a New SL Group Member and/or any other person.

(B) Notwithstanding paragraph 16.2(B)(iii), at the discretion of the SLAL Board, any entitlement of SLAL to an Interim Recapture Amount, a Final Recapture Amount (in each case as defined in the SLIF EB Annuities Reinsurance Agreement) or any other amount payable because of the termination of the SLIF EB Annuities Reinsurance Agreement shall be: (i) attributed to a SLAL Fund other than the With Profits Fund which is assuming the reinsurance obligations of SLIF in the manner contemplated by paragraph 22.1(A); or (ii) transferred to another New SL Group Member or other person who is assuming such reinsurance obligations.

22.2 Any decision or determination to be made by the SLAL Board pursuant to paragraph 22.1 above must be made having regard to the advice of the SLAL WP Actuary.

23. Reinsurance arrangements: Unitised With Profits Policies

23.1 This paragraph 23 applies to any Unitised With Profits Policy written in, allocated to, or reinsured by any SLAL Fund (the "**Primary Fund**") other than the With Profits Fund but only if and to the extent that the WP Investment Element is transferred or allocated to,

or reinsured by, the With Profits Fund. Such transfer, allocation or reinsurance shall be subject to the limitations specified in paragraph 28.

23.2 Any Premium received by SLAL on or after the Effective Time in respect of a Unitised With Profits Policy to which this paragraph 23 applies (a "**UWP Primary Fund Policy**") shall be credited to the relevant Primary Fund and the WP Investment Element in respect thereof shall be debited from the relevant Primary Fund and credited to the With Profits Fund and applied in allocating With Profits Units in respect of such UWP Primary Fund Policy.

23.3 Any amounts in respect of a UWP Primary Fund Policy to be allocated to With Profits Units on or after the Effective Time as a result of a switch from Unit Linked Units to With Profits Units, or otherwise, in accordance with the terms of the relevant Policy shall be debited from the relevant Primary Fund and credited to the With Profits Fund and applied in allocating With Profits Units in respect of the relevant Policy.

23.4 If any event occurs which, under the terms of a UWP Primary Fund Policy, gives rise to the cancellation of With Profits Units attaching to such UWP Primary Fund Policy (other than switches to other types of With Profits Units in the With Profits Fund), an amount shall be debited from the With Profits Fund and credited to the relevant Primary Fund equal to the amount which the terms of the relevant UWP Primary Fund Policy provide shall be payable or transferable on cancellation of With Profits Units in such circumstances.

23.5 Any transfer pursuant to paragraph 23.4 shall take account of any applicable final bonus or unit price adjustment (and other charges and deductions properly attributable to the With Profits Fund in accordance with the PPFM) required by the terms of the relevant Policy, but shall disregard any charges and deductions applicable under the terms of the Policy which are properly attributable to the relevant Primary Fund.

23.6 From time to time there shall be debited from the With Profits Fund and credited to the relevant Primary Fund in accordance with the terms of the relevant UWP Primary Fund Policies all charges levied on Asset Shares (other than in respect of guarantees met by the With Profits Fund) less investment management fees debited from the With Profits Fund pursuant to paragraph 34 in respect of such Asset Shares.

23.7 The liability of the With Profits Fund in respect of the UWP Primary Funds Policies shall cease at the same time as the liability of the relevant Primary Fund ceases in respect of each such UWP Primary Funds Policies.

23.8 In substitution of the arrangements described in this paragraph 23, the SLAL Board may at any time effect such alternative arrangements between the With Profits Fund and the relevant Primary Fund as it determines is appropriate, provided that any such alternative arrangements (and any consequential transfers which are effected in order to implement such alternative arrangements) are: (i) compliant with PRIN 6 and the limitations set out in paragraph 28; and (ii) undertaken having regard to the advice of the SLAL WP Actuary.

24. Reinsurance arrangements: New Investment Funds

24.1 This paragraph 24 applies to any Policy written in, allocated to, or reinsured by the With Profits Fund but only if and to the extent that the WP Investment Element or UL Investment Element (together, the "**Investment Element**") is transferred or allocated to, or reinsured by, a SLAL Fund other than the With Profits Fund (a "**New Investment Fund**").

24.2 Any Premium received by SLAL on or after the Effective Time in respect of a Policy to which this paragraph 24 applies (a "**New Investment Policy**") shall be credited to the With Profits Fund and the Investment Element in respect thereof, to the extent that it is transferred or allocated to, or reinsured by, a New Investment Fund, shall be debited from the With Profits Fund and credited to the relevant New Investment Fund and applied by allocating With Profits Units or Unit-Linked Units (as appropriate) (together, "**Units**") to such New Investment Policy in the relevant New Investment Fund ("**New Investment Fund Units**").

24.3 Any amounts to be allocated to New Investment Fund Units on or after the Effective Time as a result of a switch from Units in the With Profits Fund ("**With Profits Fund Units**") to New Investment Fund Units, or otherwise, in accordance with the terms of the relevant Policy shall be debited from the With Profits Fund and credited to the relevant New Investment Fund and applied in allocating New Investment Fund Units in respect of the relevant New Investment Policy.

24.4 Any amounts debited from the With Profits Fund pursuant to paragraph 24.3 shall take account of any applicable final bonus or unit price adjustment (and other charges and deductions made in accordance with the PPFM) required by the terms of the relevant Policy.

24.5 If any event occurs which, under the terms of a New Investment Policy, gives rise to the cancellation of New Investment Fund Units attaching to such New Investment Policy (other than switches to other New Investment Fund Units), an amount shall be debited from the relevant New Investment Fund and credited to the With Profits Fund equal to the amount which the terms of the relevant New Investment Policy and, if applicable, the Principles and Practices of Financial Management applicable to the relevant New Investment Fund provide shall be payable or transferable on cancellation of New Investment Fund Units in such circumstances and, if applicable, the relevant portion of such amount shall be applied in allocating Units in accordance with the terms of the relevant New Investment Policy.

24.6 From time to time there shall be debited from the relevant New Investment Fund and credited to the With Profits Fund all charges levied on the New Investment Fund Units allocated to the New Investment Policy (including as a result of any switch) in accordance with the terms of the relevant New Investment Policy, less any investment management expenses incurred by the New Investment Fund in respect of such New Investment Fund Units.

24.7 In substitution of the arrangements described in this paragraph 24, the SLAL Board may at any time effect such alternative arrangements between the With Profits Fund and the relevant New Investment Fund as it determines is appropriate, provided that any such

alternative arrangements (and any consequential transfers which are effected in order to implement such alternative arrangements) are: (i) compliant with PRIN 6; and (ii) undertaken having regard to the advice of the SLAL WP Actuary.

25. Cessation of the With Profits Fund

25.1 At any time after the Final Adjustment Date (as defined in Schedule 4 (*Mortgage Endowment Promise*)), if the level of the with profits benefits reserve on the relevant Valuation Date in respect of the With Profits Fund falls below:

(A) £0.5 billion (adjusted annually from the Effective Date to reflect the change in the RPI over each relevant year), the SLAL Board may apply to the Regulator for its approval to be released from its obligation to maintain the With Profits Fund; or

(B) £0.1 billion (adjusted annually from the Effective Date to reflect the change in RPI over each relevant year), SLAL shall be, if the SLAL Board so elects, released from its obligation to maintain the With Profits Fund.

If SLAL: (i) applies to be released from its obligations to maintain the With Profits Fund under paragraph 25.1(A) and the relevant approval is obtained from the Regulator; or (ii) elects to be released from its obligation to maintain the With Profits Fund under paragraph 25.1(B), then the following provisions of this paragraph 25 shall apply.

25.2 The SLAL Board shall calculate:

(A) the "**WPF Policy Assets**" comprising:

(i) the realistic value of the assets of the With Profits Fund;

less

(ii) the realistic value of the liabilities attributable to the obligations of the With Profits Fund in respect of all potential transfers of Reference Period Transfer Amounts to a Surplus Transfer Fund pursuant to paragraph 30; and

(iii) the future policy-related liabilities of the With Profits Fund, but only to the extent that such liabilities constitute: (a) future costs of financial options; (b) financing costs; or (c) other long-term insurance liabilities (as defined in PRU 7.4.165),

such calculation to be made on a basis which is consistent with PRU and which the SLAL Board considers appropriate by reference to the recent financial and operating experience of the With Profits Fund and the SLAL Board's best estimate of the likely future financial and other operating experience of the With Profits Fund;

(B) in respect of each WPF With Profits Policy (or, at the sole and absolute discretion of the SLAL Board, and to the extent permitted by PRU, each group of WPF With Profits Policies):

(i) the gross premium valuation of such Policy or Policies (allowing for guaranteed surrender values and paid up values but disregarding future bonuses), such calculation to be made on the basis that the With Profits Fund holds appropriate matching assets for the liabilities in respect of such guaranteed benefits (the "**Guaranteed Value**") provided that any of the future policy-related liabilities referred to in paragraph 25.2(A)(iii) shall be excluded from the assessment under this paragraph 25.2(B)(i); and

(ii) the corresponding with profits benefit reserve (the "**WPBR**");

(C) any "**Guarantee Cost**" in respect of each WPF With Profits Policy (or group of WPF With Profits Policies, as the case may be), being an amount equal to the Guaranteed Value less the WPBR, subject to a minimum of zero; and

(D) the "**Benefit Value**" attributable to each WPF With Profits Policy (or group of WPF With Profits Policies, as the case may be). For this purpose, if the aggregate of: (i) the WPBR; and (ii) the Guarantee Cost (if any), in respect of all WPF With Profits Policies is:

(i) greater than the WPF Policy Assets, the Benefit Value of each WPF With Profits Policy shall be the greater of the relevant WPBR and the Guaranteed Value; or

(ii) less than the WPF Policy Assets, then the corresponding excess shall be applied to the WPBR in respect of each WPF With Profits Policy (or group of WPF With Profits Policies, as the case may be) on a basis which, in the opinion of the SLAL Board (having regard to the PPFM), is consistent with the manner in which such excess would have been allocated to the WPBR over the remaining lifetime in force of the corresponding WPF With Profits Policies had paragraph 25.1 not applied, and the Benefit Value shall be the WPBR as adjusted pursuant to this paragraph 25.2(D)(ii). If and to the extent that, by virtue of an adjustment being made to the WPBR pursuant to this paragraph 25.2(D)(ii), the Guaranteed Value is altered, the provisions of paragraphs 25.2(B) to (D) shall be applied *mutatis mutandis* until the WPF Policy Assets do not exceed the aggregate of (1) the WPBR and (2) the Guarantee Cost (if any).

25.3 If the approval of the Regulator is obtained pursuant to paragraph 25.1(A), or SLAL elects to be released from its obligation to maintain the With Profits Fund pursuant to paragraph 25.1(B):

(A) the guaranteed benefits payable in respect of each WPF With Profits Policy shall be amended such that they are:

(i) compliant with the requirements of PRIN 6; and

(ii) without prejudice to the generality of paragraph 25.3(A)(i) above, of an amount with a present value (determined assuming that appropriate matching assets are held in respect of the guaranteed liabilities), having regard to future premiums payable, at least equal to the relevant Benefit Value, adjusted to reflect any expenses which would have been incurred, or charges (excluding deductions for guarantees) which would have been made, had SLAL not ceased to maintain the With Profits Fund pursuant to this paragraph 25;

(B) the WPF With Profits Policies shall cease to carry any right to participate in the profits of SLAL or any SLAL Fund;

(C) (i) the property and liabilities of the With Profits Fund, (ii) the WPF With Profits Policies (and all other Policies written in or allocated to the With Profits Fund) and (iii) all amounts which would under any other provision of this Scheme fall to be allocated to the With Profits Fund shall each be transferred or allocated to the appropriate SLAL Fund; and

(D) all provisions of this Scheme which solely relate to the establishment or operation of the With Profits Fund shall cease to have effect and, in particular but without limitation, the obligation to maintain the With Profits Fund shall no longer apply.

25.4 Any decision, determination or calculation to be made by the SLAL Board pursuant to this paragraph 25 must be made having regard to the advice of the SLAL WP Actuary.

25.5 This paragraph 25 may be varied by SLAL provided that any such variation is approved by:

(A) the SLAL WP Actuary (on the basis that the proposed variation is not expected to materially and adversely affect: (i) the contractual rights of the holders of WPF With Profits Policies; or (ii) their reasonable expectations regarding non-contractual rights under such Policies); and

(B) the Regulator.

26. Administration

SLAL shall, on and from the Effective Time, take over from SLAC the administration and negotiation of proposals for insurance (falling within paragraph (B) of the definition of Transferred Policies) and shall bear all liabilities in relation thereto. This paragraph 26 shall not oblige SLAL to accept any proposal for insurance received by or on behalf of SLAC before the Effective Time which was not accepted by SLAC.

27. Principles and Practices of Financial Management

27.1 (A) Subject to paragraph 27.1(C), SLAL shall conduct the business of the With Profits Fund in accordance with the Core Principles.

(B) SLAL shall, to the extent reasonably practicable, carry on its business so that there is no significant foreseeable risk that a Capital Event as set out in paragraph 27.1(C) *arises and requires that the business of the With Profits Fund will not be* conducted in accordance with the Core Principles.

(C) If SLAL is at any time, in the reasonable opinion of the SLAL Board (having regard to the advice of the SLAL WP Actuary and SLAL Actuary), unduly exposed to a risk that SLAL will be unable to meet its capital resources requirement (as determined in accordance with PRU 2.1.15R), or its capital needs (as determined in accordance with PRU 1.2.22R) and, to the extent considered appropriate by the SLAL Board, any individual capital guidance given by the Regulator (a "**Capital Event**"), SLAL shall carry on its business in a manner which:

(i) ensures that, in the reasonable opinion of the SLAL Board (having regard to the advice of the SLAL WP Actuary and SLAL Actuary) it does not unduly expose SLAL to a risk that SLAL will be unable to meet its capital resources requirement (as determined in accordance with PRU 2.1.15R), or its capital needs (as determined in accordance with PRU 1.2.22R) and, to the extent considered appropriate by the SLAL Board, any individual capital guidance given by the Regulator; and

(ii) subject to satisfying paragraph 27.1(C)(i), enables SLAL to conduct the business of the With Profits Fund as far as reasonably practicable in accordance with the Core Principles.

(D) SLAL shall notify the Regulator as soon as reasonably practicable after it has determined that a Capital Event has occurred or is reasonably likely to occur.

27.2 SLAL will, on and from the Effective Date, establish and maintain Principles and Practices of Financial Management in relation to the With Profits Fund which are consistent with the Core Principles (or, if there has been a Capital Event, in accordance with SLAL's conduct pursuant to paragraph 27.1(C)(ii)).

27.3 Nothing in this Scheme shall prevent SLAL from varying the PPFM provided that such variation is consistent with the Core Principles, (or, if there has been a Capital Event, in accordance with SLAL's conduct pursuant to paragraph 27.1(C)(ii)), the other provisions of this Scheme and all applicable regulatory requirements.

28. New business

28.1 The SLAL Board may, from time to time, write new business in the With Profits Fund provided that it has determined (any such determination to be made in accordance with the advice of the SLAL WP Actuary) that the writing of such proposed new business:

(A) is not expected to materially and adversely affect the quantum of the residual estate of the With Profits Fund or to impose any material constraint on the manner and timing of its distribution;

(B) is not expected to materially and adversely affect the reasonable expectations of the holders of Policies written in or allocated to the With Profits Fund; and

(C) will not be inconsistent with any of the Core Principles (or, if there has been a Capital Event, in accordance with SLAL's conduct pursuant to paragraph 27.1(C)(ii)) or the PPFM.

If any such business is written pursuant to this paragraph 28.1, the SLAL Board shall ensure that the With Profits Fund is remunerated appropriately for the use of its capital, and the risks which it is assuming, in writing or accepting such new business.

28.2 Other than new business permitted to be written in the With Profits Fund pursuant to paragraph 28.1, the only new business which may be written in the With Profits Fund after the Effective Time is:

(A) replacement Policies (but not new or additional Policies) written by SLAL pursuant to paragraphs 7.3 and 8.2, other than where any such Policy would have been an NPF Policy if it had been a Transferred Policy;

(B) Excluded Policies being transferred to SLAL pursuant to paragraph 8.3 and allocated to the With Profits Fund under Part C3;

(C) increases to Premiums or benefits in respect of WPF Policies, including Annuity Augmentations (as defined in the SLIF EB Annuities Reinsurance Agreement);

(D) any new business arising in respect of the application of Earmarked Amounts and PSC Amounts towards the allocation of With Profits Units under Unitised With Profit Policies or the securing of benefits under Conventional Participating Policies or with profit annuities pursuant to Part E5;

(E) Policies which would, had they been written at or prior to the Effective Time, have been administered as increments to WPF Policies;

(F) Policies issued on the exercise of options or rights under WPF Policies, other than non-profit immediate annuities issued on the vesting of Policies to which paragraph 29 applies;

(G) new business arising in respect of new members of group policies which are allocated to the With Profits Fund and which are, as at the Effective Time, administered on:

(i) SLAC's CIRVIE system; or

(ii) other systems used by SLAC where the benefits and/or premiums attributable to such new members are not separately identifiable at the time such business is written;

(H) Policies written in substitution of WPF Policies that are cancelled;

(I) new business comprised of reinsurances accepted by SLAL after the Effective Time pursuant to reinsurance treaties entered into between SLAC and any other person prior to the Effective Time where the corresponding liability would, had it been accepted at or prior to the Effective Time, have been administered as an increment; and

(J) any amounts transferred or allocated from a SLAL Fund other than the With Profits Fund to the With Profits Fund pursuant to paragraph 24.5.

28.3 For the purposes of this paragraph 28, "**new business**" shall include:

(A) the allocation of Policies written after the Effective Time to the With Profits Fund; and

(B) the transfer or allocation to the With Profits Fund of any liability in respect of:

(i) a Policy written after the Effective Time in another SLAL Fund or by another New SL Group Member; or

(ii) a reinsurance accepted by SLAL after the Effective Time, whether or not from another New SL Group Member,

including the transfer or allocation to the With Profits Fund from another SLAL Fund of the WP Investment Element of any Unitised With Profits Policies written by, or reinsured to, such other SLAL Fund (including any amounts transferred into the With Profits Fund from another SLAL Fund in respect of switches from Unit Linked Units to With Profits Units) in each case pursuant to paragraph 23.

29. Annuity benefits

29.1 If a non-profit immediate annuity (an "**Annuity Benefit**") is to be provided on vesting (including where such vesting arises on retirement or death) of a Transferred Policy (or other Policy written in or allocated to the With Profits Fund) in respect of which: (i) the principal benefits are expressed in terms of an annuity; or (ii) such Policy contains an option and/or contains another term, which requires annuities to be issued at a guaranteed rate or for a guaranteed minimum amount per annum, then the following shall apply:

(A) Subject to paragraph 29.1(C), SLAL shall provide the Annuity Benefit from within a SLAL Fund (other than the With Profits Fund) or procure its provision by another New SL Group Member and an amount equal to the cost of such Annuity Benefit, as determined in accordance with paragraph 29.1(B) (the "**Annuity Benefit Cost**"), shall be debited from the With Profits Fund and credited to the relevant SLAL Fund or paid to the relevant New SL Group Member (as appropriate).

(B) The Annuity Benefit Cost is to be determined by the SLAL Board on the basis of:

(i) the most favourable annuity rates being offered to purchasers of annuities of a similar type and in the same country as the relevant Annuity Benefit by New SL Group Members and SLAL Funds (other than the With Profits Fund) at the time at which such Annuity Benefit is to be provided; or

(ii) if such rates are unavailable, such rates as are determined by the SLAL Board.

(C) If the SLAL WP Actuary considers that the Annuity Benefit Cost exceeds that which is reasonable then he may require that SLAL shall provide such Annuity Benefit from within the With Profits Fund. In such circumstances, the SLAL Board shall be informed as to how the SLAL WP Actuary has reached his conclusion under this paragraph 29.1(C).

(D) All costs and liabilities relating to the provision of the Annuity Benefit will be transferred to, or remain in, as the case may be, the SLAL Fund or New SL Group Member from which the Annuity Benefit is to be provided. This paragraph 29.1(D) shall not prevent the liabilities in respect of any Annuity Benefit from being reassured with a third party, such reinsurance to be on terms acceptable to the SLAL WP Actuary if the Annuity Benefit is to be provided from the With Profits Fund.

29.2 If, in the event of vesting of a Transferred Policy (or other Policy written in or allocated to the With Profits Fund) in respect of which the principal benefits are expressed in terms of cash (otherwise than where an annuity arises under an option in respect of a Policy which requires annuities to be issued at a guaranteed rate), the Policyholder elects to take all or part of the benefits as an annuity, SLAL shall transfer the cash (or relevant proportion of the cash) from the With Profits Fund:

(A) where the annuity is to be provided by another SLAL Fund, to the SLAL Fund which is to provide the annuity, in which case the annuity shall be provided on the basis of the annuity rate determined by the SLAL Board; or

(B) where the annuity is to be provided by a New SL Group Member, to the relevant New SL Group Member, in which case the annuity shall be provided on the basis of the annuity rate being offered by the relevant New SL Group Member.

30. Allocation of surplus arising in the With Profits Fund; Transfers out of the With Profits Fund

30.1 Except as expressly permitted or required by this Scheme (including pursuant to this paragraph 30 and paragraph 16, 35, 36 or 37):

(A) no part of any surplus in the With Profits Fund shall be applied over time other than as bonus on, or reduction, rebate or suspension of premiums to, or otherwise applied for the benefit of, any With Profits Policy which is written in, or reassured or allocated to, the With Profits Fund (including to meet liabilities of the same). The manner and timing of the distribution of such surplus shall be determined by the SLAL Board in accordance with the PPFM and shall be as

fair and equitable as is practicable, subject to the need to ensure a prudent amount is retained in respect of any amounts which may be charged to the With Profits Fund in accordance with this Scheme; and

(B) neither the Shareholder Fund nor the Non Profit Fund shall be entitled to any surplus arising in the With Profits Fund.

30.2 The SLAL Board may, subject to the provisions of this Scheme, carry forward to the next Valuation Period any surplus arising in the With Profits Fund as unappropriated.

30.3 Bonuses declared on Policies written in, or allocated to or reassured to, the With Profits Fund shall have regard to the interests and reasonable expectations (as varied by this Scheme) of the holders of such Policies and be determined in accordance with the Core Principles (or, if there has been a Capital Event, in accordance with SLAL's conduct pursuant to paragraph 27.1(C)(ii)) and the PPFM.

30.4 On each Valuation Date (each, a "**Reference Valuation Date**"), the SLAL Board (having regard to the advice of the SLAL Actuary and the SLAL WP Actuary) shall determine:

(A) the Reference Period Transfer Amount in respect of the immediately preceding Valuation Period (the "**Reference Valuation Period**");

(B) the amount which can be transferred out of the With Profits Fund without reducing the regulatory surplus in the With Profits Fund below the amount, if any, considered by the SLAL Board (taking into account the availability of future surpluses that can be expected, on best estimate assumptions, to arise in the With Profits Fund) to be necessary to declare bonuses in accordance with paragraph 30.3 without creating a regulatory deficit in the With Profits Fund (in respect of each Reference Valuation Period, the "**Regulatory Amount**"); and

(C) the amount which can be transferred out of the With Profits Fund without there being a realistic deficit in the With Profits Fund (in respect of each Reference Valuation Period, the "**Realistic Amount**").

30.5 In calculating the Regulatory Amount and the Realistic Amount for the purposes of paragraph 30.4:

(A) the obligation to transfer the Proposed Transfer Amount in respect of such Reference Valuation Period shall be disregarded;

(B) any disapplication of the obligation to transfer future Reference Period Transfer Amounts pursuant to paragraphs 30.7(C) and 30.7(D) shall be disregarded; and

(C) any loan repayment or transfer of assets to be made pursuant to paragraph 32.2 on the Reference Valuation Date shall be assumed to have already been made.

30.6 Where the Proposed Transfer Amount in respect of a Reference Valuation Period is negative:

(A) the SLAL Board will provide (or procure the provision of) a contingent loan (or otherwise make assets available) to the With Profits Fund in an amount equal to or, at the SLAL Board's sole and absolute discretion, greater than the absolute value of the Proposed Transfer Amount. Where any contingent loan is made, or other assets are made available, to the With Profits Fund under this paragraph 30.6(A):

(i) the rate of return on such contingent loan or assets shall be determined by the SLAL Board but shall, in any event, not exceed:

(a) where such loan is, or such assets are, provided by another SLAL Fund, notional interest at LIBOR (net of Tax); or

(b) where such loan is, or such assets are, provided by another person, interest at LIBOR (gross of Tax); and

(ii) neither the Non Profit Fund nor the Shareholder Fund may treat such loan or assets as an asset for the purposes of complying with paragraph 31.4; and

(iii) the contingent loan or assets (and any interest accrued thereon pursuant to paragraph 30.6(A)(i)) shall be repaid by the With Profits Fund or transferred out of the With Profits Fund (as appropriate) on such terms (including as to the manner and timing of repayment) as the SLAL Board thinks fit. Any such repayment or transfer may only be made by using any Proposed Transfer Amounts which are available for transfer to a Surplus Transfer Fund in future Valuation Periods in accordance with the provisions of this paragraph 30; and

(B) no transfer shall be made on the Reference Valuation Date to a Surplus Transfer Fund and the Surplus Support Account (as defined in paragraph 30.7(B)(i)) shall have a balance of zero.

30.7 Where the Proposed Transfer Amount in respect of a Reference Valuation Period is positive, then if, on the Reference Valuation Date:

(A) the Proposed Transfer Amount is less than both the Regulatory Amount and the Realistic Amount, such amount shall be transferred from the With Profits Fund to the Surplus Transfer Fund on the Reference Valuation Date and the Surplus Support Account (as defined in paragraph 30.7(B)(i)) shall have a balance of zero;

(B) the Proposed Transfer Amount is greater than the Regulatory Amount, but less than the Realistic Amount (or the Proposed Transfer Amount is greater than both the Regulatory Amount and the Realistic Amount, and the Realistic Amount is greater than the Regulatory Amount), then:

(i) an amount equal to the lesser of:

(a) the difference between the applicable Proposed Transfer Amount and the Regulatory Amount; and

(b) the applicable Proposed Transfer Amount,

shall be recorded in a memorandum account designated as the surplus support account (the "**Surplus Support Account**") (any amount recorded in the Surplus Support Account being a "**Withheld Transfer Amount**"); and

(ii) an amount equal to the Proposed Transfer Amount less the Withheld Transfer Amount (if positive) shall be transferred from the With Profits Fund to the Surplus Transfer Fund on the Reference Valuation Date;

(C) the Proposed Transfer Amount is less than the Regulatory Amount, but greater than the Realistic Amount, then the obligation of SLAL to transfer Reference Period Transfer Amounts in the future pursuant to this paragraph 30.7 shall be disapplied on the basis that the obligation in respect of the Reference Period Transfer Amount which would in the future be transferred last shall be disapplied first, the obligation in respect of the Reference Period Transfer Amount which would in the future be transferred second from last shall be disapplied second and so forth until either:

(i) transferring the entire Proposed Transfer Amount from the With Profits Fund to the Surplus Transfer Fund will not result in there being a realistic deficit in the With Profits Fund; or

(ii) the obligation in respect of all Reference Period Transfer Amounts required to be transferred in the future has been disapplied under this paragraph 30.7(C) and transferring the entire Proposed Transfer Amount from the With Profits Fund to the Surplus Transfer Fund will result in there being a realistic deficit in the With Profits Fund,

whichever is the earlier. Where paragraph 30.7(C)(i) applies, the Proposed Transfer Amount shall be transferred to the Surplus Transfer Fund on the Reference Valuation Date. Where paragraph 30.7(C)(ii) applies:

(a) to the extent that the Proposed Transfer Amount will result in there being a realistic deficit in the With Profits Fund such amount shall be recorded in the Surplus Support Account as a Withheld Transfer Amount; and

(b) an amount equal to the Proposed Transfer Amount less such Withheld Transfer Amount (if positive) shall be transferred from the With Profits Fund to the Surplus Transfer Fund on the Reference Valuation Date; and

(D) the Proposed Transfer Amount is greater than both the Regulatory Amount and the Realistic Amount, and the Regulatory Amount is greater than the Realistic Amount, the obligation of SLAL to transfer Reference Period Transfer Amounts

in the future pursuant to this paragraph 30.7 shall be disapplied on the basis that the obligation in respect of the Reference Period Transfer Amount which would in the future be transferred last shall be disapplied first, the Reference Period Transfer Amount which would in the future be transferred second last shall be disapplied second and so forth until either:

(i) the amount which can be transferred out of the With Profits Fund without there being a realistic deficit is equal to the Regulatory Amount; or

(ii) the obligation in respect of all Reference Period Transfer Amounts required to be transferred in the future has been disapplied under this paragraph 30.7(D) and the amount which can be transferred out of the With Profits Fund without there being a realistic deficit is less than the Regulatory Amount,

whichever is the earlier. Where paragraph 30.7(D)(i) applies: (a) an amount equal to the difference between the applicable Proposed Transfer Amount and the Regulatory Amount shall be recorded in the Surplus Support Account as a Withheld Transfer Amount; and (b) an amount equal to the Proposed Transfer Amount less the Withheld Transfer Amount shall be transferred from the With Profits Fund to the Surplus Transfer Fund on the Reference Valuation Date. Where paragraph 30.7(D)(ii) applies: (a) to the extent that transferring the Proposed Transfer Amount out of the With Profits Fund will result in there being a realistic deficit such amount shall be recorded in the Surplus Support Account as a Withheld Transfer Amount; and (b) an amount equal to the Proposed Transfer Amount less such Withheld Transfer Amount (if positive) shall be transferred from the With Profits Fund to the Surplus Transfer Fund on the Reference Valuation Date.

Any transfer pursuant to this paragraph 30.7 may only be made if and to the extent that any amount to be so transferred has not been applied in repaying any contingent loan pursuant to paragraph 30.6(A)(iii).

30.8 If a Related Transaction (as defined in paragraph 35.3) in the form of a Contingent RCF Loan has been entered into, the proceeds of such loan (or any property acquired, or being utilised, by SLAL as collateral or otherwise to provide security in respect of such Contingent RCF Loan) shall be applied in making any transfer of the Proposed Transfer Amount (or proportion thereof) required pursuant to this paragraph 30 in priority to the transfer of any other property.

30.9 The obligations of SLAL under this paragraph 30 shall continue until the With Profits Fund ceases to be maintained pursuant to paragraph 25.

30.10 For the purposes of this paragraph 30, the "**Proposed Transfer Amount**" for each Reference Valuation Period means the sum of:

(A) the Reference Period Transfer Amount determined in respect of the Reference Valuation Period pursuant to paragraph 30.4;

(B) any amounts recorded in the Surplus Support Account on the immediately preceding Reference Valuation Date; and

(C) an amount equal to the notional interest which would have accrued at LIBOR (net of Tax) on all amounts recorded in the Surplus Support Account in the Reference Valuation Period, the amount of such interest being determined by the SLAL Board.

31. Further Capital Support Account

31.1 At and from the Effective Time SLAL shall maintain a memorandum account designated the further capital support account (the "**Further Capital Support Account**"). The amount recorded in the Further Capital Support Account (the "**Further Capital Support Amount**") as at the Effective Time shall be zero.

31.2 If, in respect of the calculation of a Reference Period Transfer Amount pursuant to paragraph 30, there is a Reference Period Securitisation Receipt, the Further Capital Support Amount shall be adjusted so that it is equal to the realistic value of the liabilities of the With Profits Fund in respect of the relevant Contingent RCF Loan on the relevant Reference Valuation Date. The Further Capital Support Amount shall subsequently be adjusted periodically (and, in any event, no less frequently than on each Valuation Date) so that it is equal to the realistic value of the liabilities of the With Profits Fund in respect of the relevant Contingent RCF Loan on the date of such adjustment. This paragraph 31.2 is without prejudice to the provisions of paragraph 31.5.

31.3 Subject to paragraph 31.4, no amount may be transferred (whether by way of dividend or otherwise) from the Shareholder Fund if the effect of such transfer would be to reduce the excess of the realistic value of the assets of the Non Profit Fund and the Shareholder Fund over the realistic value of the liabilities of the Non Profit Fund and the Shareholder Fund, below the Further Capital Support Amount from time to time.

31.4 For the purposes of paragraph 31.3, the following shall apply:

(A) Subject to paragraphs 31.4(B) and 31.4(C), the realistic value of the assets and the realistic value of the liabilities of the Non Profit Fund and the Shareholder Fund shall be calculated by the SLAL Board as if each such fund is a with profits fund and in a manner consistent with a realistic valuation of a with profits fund.

(B) The outstanding balance:

(i) recorded in the Surplus Support Account from time to time (if and to the extent that such balance is, having regard to paragraph 30.8, in respect of a Reference Period Securitisation Receipt); and

(ii) in respect of any contingent loan or other assets made available to the With Profits Fund from the Non Profit Fund and/or the Shareholder Fund from time to time,

shall be deemed to constitute a realistic asset of the Non Profit Fund and/or Shareholder Fund (as appropriate).

(C) The obligations of the With Profits Fund in respect of all potential transfers of Reference Period Transfer Amounts to the Surplus Transfer Fund shall not constitute a realistic asset of the Non Profit Fund and/or the Shareholder Fund.

31.5 This paragraph 31.5 applies where a revised regulatory capital regime is applied to SLAL as a result of changes to applicable regulation or legislation within the ten year period immediately following the Effective Date (including changes introduced following the Solvency II review of the regulatory regime of the insurance industry being undertaken by the European Commission) (a "**Revised Regulatory Capital Regime**"). Where a Revised Regulatory Capital Regime gives rise, in the opinion of the SLAL Board (having regard to the advice of the SLAL WP Actuary), to a material increase, in aggregate, to the amount which can be transferred to a Surplus Transfer Fund pursuant to paragraph 30 (an "**Increased Transfer Amount**") because, in the Reference Valuation Period in which the Revised Regulatory Capital Regime comes into force, the Revised Regulatory Capital Regime affects the calculation of: (i) the Reference Period Transfer Amount; or (ii) the Regulatory Amount and/or the Realistic Amount in respect of such Reference Valuation Period, the SLAL Board shall, unless otherwise agreed with the SLAL WP Actuary, record such Increased Transfer Amount in the Further Capital Support Account and the preceding provisions of this paragraph 31 shall apply to the Further Capital Support Account. The SLAL Board shall thereafter reduce the Increased Transfer Amount by an equal amount in each of the ten years following its addition to the Further Capital Support Account so that, at the end of such ten year period, the amount recorded in the Further Capital Support Account which is attributable to an Increased Transfer Amount shall be zero.

31.6 The obligation of SLAL to maintain the Further Capital Support Account shall continue until the With Profits Fund ceases to be maintained in accordance with paragraph 25.

32. Shareholder Support Mechanism

32.1 Subject to paragraph 35, the SLAL Board may from time to time make a contingent loan, or otherwise make assets available, to the With Profits Fund from any other SLAL Fund, in each case on such terms (including as to the rate of return on such loan or assets and the manner of repayment) as it thinks fit.

32.2 If a loan has been made, or other assets have been made available, to the With Profits Fund, the loan may only be repaid, or the assets transferred, out of the With Profits Fund, if the repayment or transfer is of an amount which is less than the Regulatory Amount and the Realistic Amount at the time of such repayment or transfer. Such repayment or transfer shall be separate to the transfer of the Proposed Transfer Amount (or any portion thereof) to a Surplus Transfer Fund.

32.3 In calculating the Regulatory Amount and the Realistic Amount for the purpose of this paragraph 32:

(A) if the calculation is being made on a Reference Valuation Date the obligation of the With Profits Fund to transfer any Proposed Transfer Amount in respect of the relevant Reference Valuation Period shall be disregarded; and

(B) the obligation of the With Profits Fund in respect of all potential transfers of Reference Period Transfer Amounts in the future shall be disregarded.

33. Allocation of surplus arising in the Non Profit Fund

After the Effective Time, following each actuarial investigation of the Non Profit Fund, the SLAL Board may transfer any established surplus from the Non Profit Fund to a Surplus Transfer Fund.

34. With Profits Fund Costs

Save as set out in this Scheme, there shall be debited from the With Profits Fund:

(A) the expenses (including investment management expenses) and commissions which in the reasonable opinion of the SLAL Board (having regard to the advice of the SLAL WP Actuary) have been incurred or will be incurred in the operation of the With Profits Fund (but, for this purpose, liabilities to either of the SLAC Pension Schemes will only be regarded as having been incurred in the operation of the With Profits Fund to the extent that the SLAL Board (having regard to the advice of the SLAL WP Actuary) reasonably considers that they relate to or arise out of benefit accruals, or other matters occurring, after the Effective Time); and

(B) the additional expenses in Schedule 2 (*Additional Expenses*).

35. Transactions in the With Profits Fund

35.1 After the Effective Time SLAL may enter into any Related Transaction provided that it is on terms which, in the opinion of the SLAL Board (having regard to the advice of the SLAL WP Actuary), are unlikely to have a material adverse effect on the interests of the holders of WPF With Profits Policies.

35.2 Without prejudice to the generality of paragraph 35.1, if a Related Transaction includes the making of a loan to a connected person using assets in the With Profits Fund, or the giving of a guarantee to, or for the benefit of, a connected person, where the guarantee will be backed using assets in the With Profits Fund, such Related Transaction may be effected if the loan or guarantee:

(A) will be on commercial terms;

(B) will be, in the reasonable opinion of the SLAL Board, beneficial to the holders of WPF With Profits Policies; and

(C) will not, in the reasonable opinion of the SLAL Board, expose such Policyholders to undue credit or group risk.

35.3 In this paragraph 35, "**Related Transaction**" means a material transaction or arrangement entered into by SLAL (on behalf of and to the account of the With Profits Fund):

(A) with any other SLAL Fund;

(B) with any other person; or

(C) which otherwise affects the property or liabilities of the With Profits Fund.

35.4 This paragraph 35 shall not in any way restrict or prohibit SLAL from entering into any transaction or arrangement which is required to be entered into, or which is expressly contemplated by, this Scheme. For this purpose, by virtue of the provisions of paragraph 36, any Contingent RCF Loan shall be deemed to be a transaction which is expressly contemplated by this Scheme.

36. Contingent RCF Loans

36.1 The SLAL Board may require the With Profits Fund to enter into a Contingent RCF Loan which would, but for the provisions of paragraph 35.4, be a Related Transaction to which either or both of paragraphs 35.1 and 35.2 would apply, on the basis that such a Contingent RCF Loan is expressly contemplated and permitted by the provisions of this paragraph 36 and paragraphs 30 and 31 and Schedule 3 (*Reference Period Transfer Amount*).

36.2 Notwithstanding paragraph 36.1, the SLAL Board may require that (notwithstanding the provisions of paragraph 30 and Schedule 3 (*Reference Period Transfer Amount*)) the Contingent RCF Loan is otherwise structured in a manner and/or implemented on terms which the SLAL Board deems appropriate (having regard to the advice of the SLAL WP Actuary). Such structuring or terms may include a variation of the calculation of the Recourse Cashflows on which the repayment of the Contingent RCF Loan will be contingent provided that any such variation has been approved by:

(A) the SLAL WP Actuary (on the basis that the proposed variation of the calculation of the Recourse Cashflows is not expected to materially and adversely affect: (i) the quantum of the residual estate in the With Profits Fund (or to impose a material constraint on the manner and timing of its distribution); (ii) the contractual rights of the holders of WPF With Profits Policies; or (iii) their reasonable expectations regarding non-contractual benefits under such Policies); and

(B) the Regulator.

37. Contingent Financing Arrangements

37.1 The SLAL Board may require the With Profits Fund to enter into a Contingent Financing Arrangement which is a Related Transaction provided that it is satisfied that the requirements of paragraph 35.1 and, if relevant, paragraph 35.2 are satisfied on the basis of the provisions of this paragraph 37.

37.2 For the purposes of paragraph 35.1 (if and to the extent that it is applicable to the Contingent Financing Arrangement being contemplated), any Contingent Financing Arrangement shall not be considered to have a material adverse effect on the interests of the holders of WPF With Profits Policies if the SLAL Board is reasonably satisfied (having regard to the advice of the SLAL WP Actuary) that the obligations undertaken by the With Profits Fund under the Contingent Financing Arrangement will not be likely to materially and adversely affect: (a) the quantum of the residual estate in the With Profits Fund (or to impose a material constraint on the manner and timing of its distribution); (b) the contractual rights of the holders of such Policies; or (c) their reasonable expectations regarding non-contractual benefits under such Policies, taking into account whether or not the holders of such Policies have any right or expectation to participate in any of the cashflows which are to be used to repay any such Contingent Financing Arrangement.

37.3 For the purposes of paragraph 35.2 (if and to the extent that it is applicable to the Contingent Financing Arrangement being contemplated), the SLAL Board shall determine at its sole and absolute discretion what form of benefit is appropriate to be provided to the With Profits Fund and may otherwise implement the Contingent Financing Arrangement on terms which it deems appropriate.

38. Standard Life Pension Funds Limited

38.1 SLAL may be a party to an insurance business transfer scheme pursuant to Part VII of, and Schedule 12 to, the Act pursuant to which SLPF will transfer the SLPF Annuity Business to SLAL (a "**SLPF Scheme**"). Any SLPF Scheme must contain provisions, and be effected on a basis, which the SLAL Board deems appropriate.

38.2 If the SLAL Board determines that, upon implementation of the transfer pursuant to an SLPF Scheme, the SLPF Annuity Business shall be allocated to the With Profits Fund, the SLAL Board shall have regard to the advice of the SLAL WP Actuary in determining whether or not the provisions contained in such SLPF Scheme, and the proposed basis of the transfer of the SLPF Annuity Business, are appropriate. In such circumstances, the SLPF Scheme may only be effected if the SLAL WP Actuary has approved the SLPF Scheme on the basis that it is not expected to materially and adversely affect: (i) the quantum of the residual estate in the With Profits Fund (or to impose a material constraint on the manner and timing of its distribution); (ii) the contractual rights of the holders of WPF With Profits Policies; or (iii) their reasonable expectations regarding non-contractual benefits under such Policies.

38.3 Any reinsurance contracts, agreements or arrangements between SLAL and SLPF in relation to the SLPF Annuity Business will be terminated on or prior to any SLPF Scheme becoming effective.

38.4 For the purposes of this paragraph 38, the "**SLPF Annuity Business**" means the business and undertaking of SLPF which comprises the writing of life or annuity contracts of insurance under paragraph I of Part II of Schedule 1 to the Regulated Activities Order and which is from time to time reinsured into the With Profits Fund, together with all of the property and liabilities of SLPF attributable to such business and undertaking.

39. Taxation

39.1 In respect of any period commencing on or after the Effective Time, there shall be debited from or credited to (as appropriate) the With Profits Fund an amount in respect of Taxation calculated on the basis of the following assumptions:

(A) The With Profits Fund constitutes the whole of the long term fund of a mutual life assurance company (the "**Notional Life Company**") carrying on business in the United Kingdom and elsewhere with no business other than the business carried on in the With Profits Fund.

(B) The amount of Taxation debited from or credited to the With Profits Fund pursuant to this paragraph 39.1 shall exclude amounts arising because of or by reference to:

(i) any Contingent RCF Loan (including: (a) the investment return or receipts arising under the Contingent RCF Loan which form part of the Reference Period Securitisation Receipts (if and to the extent transferred to a Surplus Transfer Fund); and (b) any notional interest accruing on any Reference Period Securitisation Receipt pursuant to paragraph 3(B) of Schedule 3 (*Reference Period Transfer Amount*));

(ii) any Contingent Financing Arrangement; and

(iii) amounts transferred to a Surplus Transfer Fund under paragraph 30.

(C) All Taxation allowances, reliefs and rights to repayment that would reasonably be expected to be claimed or received by the Notional Life Company are successfully claimed and received.

(D) The Notional Life Company has the benefit of all reliefs and other credits in respect of Taxation available for carry forward in relation to the Transferred Business from periods commencing before the Effective Time, other than in respect of reliefs and other credits not transferred to SLAL under applicable legislation in each of the jurisdictions in which SLAC operated immediately before the Effective Time.

39.2 The amounts calculated pursuant to paragraph 39.1 shall be calculated by the SLAL Board (having taken such advice as it deems appropriate) on the basis of Taxation law and practice prevailing in respect of the period of calculation.

39.3 The amounts debited from or credited to the With Profits Fund pursuant to paragraph 39.1 shall be debited or credited on the latest due date on which they would have been paid or received by the Notional Life Company. If and to the extent that they are not actually debited or credited on such date, the amounts debited or credited shall be adjusted to reflect the delay between the time when they were due and the time when they are actually made.

39.4 If and to the extent that any amount debited from or credited to the With Profits Fund pursuant to paragraph 39.1 is subsequently shown to have been incorrect, an

appropriate credit to or debit from the With Profits Fund in respect of such amount shall be made. Any amount credited or debited under this paragraph 39.4 shall be adjusted to reflect the delay between the time when the adjusting credit or debit is made and the time when the original credit or debit was made, or the time when the last correcting credit or debit in respect of the same period was made, whichever is the later.

39.5 If there is a material change in the basis on which life assurance companies are subject to Taxation in the United Kingdom or elsewhere, paragraph 39.1 shall be amended to the extent that the SLAL Board (having taken such advice as it deems appropriate) considers necessary or desirable to ensure that the effect of paragraph 39.1 is that the With Profits Fund will be debited or credited in respect of any liability to Taxation with the amount with which it would have been debited or credited had it been a separate mutual life assurance company carrying on business under the changed basis of Taxation.

39.6 The allocation of credits and debits in respect of Taxation to the With Profits Fund under this Scheme, including pursuant to paragraph 39.1, shall be made on a fair and arm's length basis and, notwithstanding the terms of any assessment, agreement or settlement submitted to, or made with, any Taxation authority by any New SL Group Member, no amounts in respect of Taxation shall be debited from or credited to the With Profits Fund in excess of the amounts which would have been so debited or credited on a fair and arm's length basis.

39.7 No amounts in respect of Taxation shall be debited from the With Profits Fund if and to the extent that such amounts represent penalties which have arisen because of any act or omission occurring after the Effective Time.

39.8 Taxation payable or recoverable by SLAL which relates to the Shareholder Fund shall be charged or credited to the Shareholder Fund.

39.9 All Taxation relating to SLAL not specifically referred to above in this paragraph 39 or elsewhere in this Scheme shall be debited from or credited to (as appropriate) the Non Profit Fund.

40. Credits to the With Profits Fund

With effect from the Effective Time, there shall be credited to the With Profits Fund all of the following:

(A) all property transferred or allocated to the With Profits Fund in accordance with Part B2 and Part C3 (including any Residual Assets transferred or allocated to the With Profits Fund on a Subsequent Transfer Date);

(B) all amounts received by SLAL in respect of the Excluded Policies Reinsurance in respect of any Excluded Policy which, had it been a Transferred Policy, would have been allocated to the With Profits Fund;

(C) all amounts paid to SLAL in consideration of or in connection with the transfer or novation to SLAL at any time on or after the Effective Time of any Excluded Policy which is allocated to the With Profits Fund pursuant to Part C3;

(D) subject to paragraph 42, all Premiums and other amounts attributable to WPF Policies if and for so long as such Policies are attributed to, and included within, the With Profits Fund;

(E) all amounts paid, and all property transferred, by SLAC to SLAL pursuant to paragraph 11.2 if and to the extent that such amounts or property fall to be allocated to the With Profits Fund pursuant to Part C3;

(F) all payments from third parties arising from any Proceedings continued by or against SLAL to the extent that such Proceedings relate to Policies, property or liabilities allocated to the With Profits Fund;

(G) subject to paragraph 42, all amounts received by SLAL in respect of WPF Policies or other Policies written in or allocated to the With Profits Fund;

(H) all amounts received by SLAL pursuant to:

(i) the SLIF EB ULL Reinsurance Agreement;

(ii) the SLIF EB ULP Reinsurance Agreement;

(iii) subject to paragraph 22.1(B), the SLIF EB Annuities Reinsurance Agreement; and

(iv) subject to paragraph 19, other reinsurance agreements, contracts of arrangements in respect of WPF Policies or other Policies written in or allocated to the With Profits Fund;

(I) all amounts payable to the With Profits Fund in accordance with paragraph 23;

(J) all amounts payable to the With Profits Fund in accordance with paragraph 24;

(K) all amounts payable to the With Profits Fund in respect of new business written in the With Profits Fund in accordance with paragraph 28;

(L) any amount transferred into the With Profits Fund (by way of contingent loan or otherwise) pursuant to paragraph 30.6 or 32;

(M) any amount payable to the With Profits Fund in respect of a Contingent RCF Loan or Contingent Financing Arrangement entered into in accordance with paragraphs 36 and 37 respectively;

(N) any amount to be credited to the With Profits Fund pursuant to paragraph 39;

(O) such property as is transferred to the With Profits Fund pursuant to paragraph 42;

(P) all commission clawback (or similar amounts) payable by intermediaries and other sales agents after the Effective Time in respect of WPF Policies and other Policies written in or allocated to the With Profits Fund;

(Q) all investment gains, earnings, income and profits arising from the property and business allocated to, or written in, the With Profits Fund;

(R) all amounts resulting from the sale of any property allocated to the With Profits Fund; and

(S) any other amounts which are:

(i) required by this Scheme to be credited to or received by the With Profits Fund; or

(ii) determined by the SLAL Board (having regard to the advice of the SLAL WP Actuary) in accordance with the principles underlying this Scheme to be properly attributable to or properly received by the With Profits Fund.

41. Debits from the With Profits Fund

With effect from the Effective Time, there shall be debited from, and charged to, the With Profits Fund, all of the following:

(A) all amounts paid by SLAL in respect of those liabilities which are transferred or allocated to the With Profits Fund pursuant to Part B2 and Part C3 (including any Residual Liabilities transferred or allocated to the With Profits Fund on a Subsequent Transfer Date);

(B) all amounts paid by SLAL in respect of the Excluded Policies Reinsurance in respect of any Excluded Policy which, had it been a Transferred Policy, would have been allocated to the With Profits Fund;

(C) all amounts paid by SLAL in respect of the Mortgage Endowment Promise pursuant to paragraph 9 and Schedule 4 (*Mortgage Endowment Promise*);

(D) all amounts paid to SLAC by SLAL pursuant to the indemnities contained in paragraph 12, if and to the extent that such amounts relate to Transferred Liabilities, Residual Liabilities, costs and any other liabilities which are allocated to the With Profits Fund pursuant to Part C3;

(E) all payments to third parties arising from any Proceedings continued by or against SLAL to the extent that such Proceedings relate to Policies, property or liabilities allocated to the With Profits Fund;

(F) any costs incurred by SLAL pursuant to paragraph 14 in respect of the transfer of any property or liability to the With Profits Fund in accordance with Part B2 or Part C3;

(G) subject to paragraph 42, all amounts paid by SLAL in respect of WPF Policies or other Policies written in or allocated to the With Profits Fund;

(H) all amounts paid by SLAL pursuant to:

(i) the SLIF EB ULL Reinsurance Agreement;

(ii) the SLIF EB ULP Reinsurance Agreement;

(iii) the SLIF EB Annuities Reinsurance Agreement; and

(iv) subject to paragraph 19, other reinsurance contracts, agreements or arrangements in respect of WPF Policies or other Policies written in or allocated to the With Profits Fund;

(I) all amounts paid or payable by the With Profits Fund pursuant to paragraph 17.2;

(J) all amounts payable by the With Profits Fund in accordance with paragraph 23;

(K) any amounts transferred or allocated from a SLAL Fund other than the With Profits Fund to the With Profits Fund pursuant to paragraph 24;

(L) all amounts payable by the With Profits Fund in respect of new business written in the With Profits Fund in accordance with paragraph 28;

(M) any amount transferred out of the With Profits Fund (whether in respect of a Proposed Transfer Amount, the repayment of a contingent loan or otherwise) pursuant to paragraph 30 or 32;

(N) all amounts to be debited from or charged to the With Profits Fund pursuant to paragraph 34 and Schedule 2 (*Additional Expenses*);

(O) any amount payable by the With Profits Fund in respect of a Contingent RCF Loan or Contingent Financing Arrangement entered into in accordance with paragraphs 36 and 37 respectively;

(P) any amount charged to the With Profits Fund pursuant to paragraph 39;

(Q) such property as is transferred out of the With Profits Fund pursuant to paragraph 42;

(R) any commission (or similar amounts payable to intermediaries or other sales agents) in respect of WPF Policies and other Policies written or allocated to the With Profits Fund;

(S) any amount written-off in respect of commission clawback payable by intermediaries or other sales agents where the SLAL Board has determined that such amounts are properly attributable to WPF Policies or other Policies written in or allocated to the With Profits Fund;

(T) all amounts payable in respect of WPF Policies and other Policies written in or allocated to the With Profits Fund arising by reason of surrender, death, disability, maturity or other event giving rise to a claim (including amounts

payable because of any guarantee or option in any such Policy or the payment or vesting of an annuity);

(U) all costs, liabilities, losses and declines in value of investments arising from the property allocated to the With Profits Fund;

(V) all costs, expenses, charges, losses and liabilities resulting from the purchase, holding, valuation or sale of any property allocated to the With Profits Fund; and

(W) any other amounts which are:

(i) required by this Scheme to be debited from or charged to the With Profits Fund; or

(ii) determined by the SLAL Board (having regard to the advice of the SLAL WP Actuary) in accordance with the principles underlying this Scheme to be properly debited from, or properly charged to, the With Profits Fund.

42. Miscellaneous operation provisions

42.1 None of the provisions for separation of the With Profits Fund and the Non Profit Fund shall prevent the exchange of property between the SLAL Funds at fair market value. In such circumstances, any liabilities attributable to the property which is being exchanged shall also be transferred.

42.2 Notwithstanding paragraph 10.1, SLAL may credit all Premium receipts (or a proportion thereof), together with all other income, consideration or proceeds attributable to a Transferred Policy (together, "**Policy Income**") to a bank account within the With Profits Fund or the Non Profit Fund and account for such Policy Income on this basis. Where Policy Income (or a proportion thereof) is accounted for in a different SLAL Fund to that which the relevant Transferred Policy is allocated to or written in SLAL shall, subject to paragraph 40:

(A) calculate the amount of the Policy Income which is properly attributable to each SLAL Fund and adjust its accounting records accordingly; and

(B) if there is a delay between the receipt of the Policy Income and conducting the calculation and adjustments referred to in paragraph 42.2(A), make an appropriate adjustment in respect of the interest accrued on the relevant Policy Income, such adjustment to be made on a fair and reasonable basis and in accordance with the advice of the SLAL WP Actuary.

42.3 SLAL may debit or charge all amounts (including in respect of any commission and claims) payable in respect of any Transferred Policy (together "**Policy Outgoings**") from a bank account within the With Profits Fund or the Non Profit Fund and account for such Policy Outgoings on this basis. Where Policy Outgoings (or a proportion thereof) are accounted for in a different SLAL Fund to that which the relevant Transferred Policy is allocated to or written in SLAL shall, subject to paragraph 41:

(A) calculate the amount of the Policy Outgoings which is properly attributable to each SLAL Fund and adjust its accounting records accordingly; and

(B) if there is a delay between the payment of such Policy Outgoings and conducting the calculation and adjustments referred to in paragraph 42.3(A), make an appropriate adjustment in respect of interest, such adjustment to be made on a fair and reasonable basis and in accordance with the advice of the SLAL WP Actuary.

42.4 If there is, for any reason, any doubt as to the proper attribution of any Policy Income or Policy Outgoings to any SLAL Fund, the SLAL Board shall (having regard to the advice of the SLAL WP Actuary) determine a fair and equitable attribution of the relevant Policy Income or Policy Outgoings (as the case may be) between the SLAL Funds.

42.5 If there is, for any reason, any delay (for which provision is not expressly made in this Scheme) in the allocation of any receipt, payment or other item to or from any SLAL Fund in accordance with this Scheme, the SLAL Board may (having regard to the advice of the SLAL Actuary and the SLAL WP Actuary) make such adjustments between the With Profits Fund or the Non Profit Fund and the other SLAL Funds as it considers appropriate in accordance with the principles underlying this Scheme to take account of such delay.

42.6 In allocating property between SLAL Funds (whether pursuant to paragraph 16 or otherwise), the SLAL Board may allocate any such property to more than one SLAL Fund provided that, in such circumstances, the proportion of the value of each asset attributable to each such SLAL Fund is calculated and accounted for on this basis.

Part E5 – Compensation for Eligible Members

43. Basis of allocation of compensation for Eligible Members

43.1 Each Eligible Member shall receive a demutualisation entitlement in accordance with the provisions of this Part E5 as compensation for that Eligible Member's loss of membership rights in SLAC at the Effective Time.

43.2 In order to determine the amount of each Eligible Member's demutualisation entitlement, each Eligible Member shall be notionally allocated:

(A) a single Fixed Allocation; and

(B) where applicable, a Total Variable Allocation determined in accordance with paragraph 45.

This notional allocation shall be made at such time before the Effective Date as is determined by SLAC in its discretion.

43.3 The provisions of this Part E5 and the Calculation Manual are the only basis on which any person whomsoever shall be entitled to any demutualisation entitlement whatsoever arising under or in connection with SLAC's demutualisation.

44. With profits investments subject to a Supplementary Declaration to be disregarded

44.1 Any with profits investment in respect of which a person remains subject to a Supplementary Declaration shall be disregarded for the purposes of determining the demutualisation entitlement (if any) of such person under this Part E5.

44.2 A Policy can not be a Participating Policy for the purposes of this Part E5 if a person is subject to a Supplementary Declaration in respect of all the with profits investments held under that Policy:

(A) in relation to a Matured Non-OPS Policy, immediately prior to the Non-OPS Involuntary Termination; and

(B) in relation to a Matured OPS Policy, immediately prior to the OPS Involuntary Termination; and

(C) in all other cases, immediately prior to the Effective Time.

45. Determination of Total Variable Allocation

45.1 Basis of Calculation

(A) The Total Variable Allocation (if any) required to be notionally allocated to an Eligible Member under paragraph 43.2(B) shall be determined by aggregating the Variable Allocations (if any) for that Eligible Member.

(B) The number (if any) of the SL plc Shares required to be notionally allocated to each Eligible Member by way of Variable Allocation shall be determined by reference to each Participating Policy in respect of which that person is an Eligible Member, using this Part E5 and the Calculation Manual.

(C) There shall be no minimum and no maximum level of Variable Allocation or Total Variable Allocation. The determinations made pursuant to this paragraph 45 may therefore result in certain Eligible Members not being notionally allocated any SL plc Shares by way of Variable Allocation or Total Variable Allocation.

(D) For the purposes of paragraph 45.1(B), but subject to paragraph 45.1(E):

(i) the Calculation Manual shall determine the Variable Allocation by reference (among other things) to the with profits investment held (or deemed to have been so held by reference to the Records) under a Participating Policy as at the Relevant Time on the Compensation Calculation Date (all as more fully described in the Calculation Manual); and

(ii) in determining the Variable Allocation, no account shall be taken of:

(a) any with profits investment made under a Participating Policy after the Relevant Time on the Compensation Calculation Date; or

(b) any change in the amount invested in with profits under a Participating Policy which occurs after the Relevant Time on the Compensation Calculation Date so long as the amount remaining invested in with profits under that Policy is sufficient to ensure that the relevant Policy remains a Participating Policy.

(E) Paragraph 45.1(D) shall apply except if and to the extent:

(i) expressly stated otherwise in paragraph 53.1(B) or the Calculation Manual; or

(ii) that there has been any increase in the with profits investment held under a Participating Policy as at the Relevant Time on the Compensation Calculation Date resulting from redress payments made in relation to pensions mis-selling in accordance with the guidelines laid down by the Personal Investment Authority (and its successor body, the Regulator) that are credited to that Participating Policy during the period from (but excluding) the Compensation Calculation Date to (and including) the Relevant Time on the SGM Date. Where this applies, the with profits investment held under that Participating Policy as at the Relevant Time on the Compensation Calculation Date shall be deemed to have been increased by the face value of that part of the redress payments credited to that with profits investment, and such increase shall be treated as if it were an increment made as at the Relevant Time

on the Compensation Calculation Date for the purposes of the determinations to be made under the Calculation Manual.

45.2 Determination of Variable Allocation by reference to an Earmarked Policy

Where the notional allocation required to be made by way of Variable Allocation is to be determined by reference to an Earmarked Policy in respect of which a person is an Eligible Member, that determination shall be made in accordance with this Part E5 and the Calculation Manual as follows:

(A) each Eligible Scheme Participant under that Earmarked Policy shall be treated, solely for the purposes of determining the Variable Allocation by reference to that Earmarked Policy, as if that Eligible Scheme Participant were an Eligible Member in respect of a Participating Policy:

(i) to which only the with profits investments held in relation to that Eligible Scheme Participant under that Earmarked Policy have been credited; and

(ii) which is otherwise on the same terms and conditions applied to that Eligible Scheme Participant under that Earmarked Policy; and

(B) the Variable Allocation for the actual Eligible Member determined by reference to that Earmarked Policy shall be the aggregate of the Variable Allocations (if any) for all of the Eligible Scheme Participants for that Earmarked Policy as determined in accordance with this paragraph 45.2.

46. Vesting of demutualisation entitlements at the Effective Time

Eligible Members shall become entitled to their demutualisation entitlements at the Effective Time, in each case on the terms and subject to the conditions of this Part E5.

47. Form of demutualisation entitlements and elections available for certain recipients of demutualisation entitlements

47.1 General provisions

(A) Subject to paragraph 47.1(B), each Eligible Member who:

(i) is a Permitted Country Member shall:

(a) receive a demutualisation entitlement in accordance with paragraph 48 comprising SL plc Shares that are equal in number to those SL plc Shares that were notionally allocated to that Eligible Member under paragraph 43.2; and

(b) be provided with the option to elect, as set out in this paragraph 47, either to retain or to sell that demutualisation entitlement of SL plc Shares as part of the IPO Sale or (where applicable) under paragraph 52. Any such election must be

made by using the Share Sale Form or Share Retention Form (as applicable) in the Required Manner; or

(ii) is a Non-Permitted Country Member shall receive (subject to paragraph 52) a demutualisation entitlement in accordance with paragraph 50 comprising a payment. This demutualisation entitlement shall be funded through the allotment and issue of that number of SL plc Shares for subscription as part of the IPO Sale or (where applicable) under paragraph 52 as is equal to the number of SL plc Shares notionally allocated to that Eligible Member under paragraph 43.2, but these SL plc Shares shall not be allotted or issued to or to the order of that Non-Permitted Country Member.

(B) Each person who is the Eligible Member in respect of at least one Occupational Pension Scheme Policy shall:

(i) (if that person is a Permitted Country Member) be provided with the option to elect to retain or to sell as part of the IPO Sale or (where applicable) pursuant to paragraph 52 that part of that person's demutualisation entitlement of SL plc Shares as has been determined by reference to that Occupational Pension Scheme Policy (including the whole or part of any Fixed Allocation included in that part under paragraph 47.1(C)) (the "**OPS Shares**"). Any such election must be made by using the relevant Pension Scheme Election Form in the Required Manner. In the absence of this election being made, where the Occupational Pension Scheme Policy is:

(a) an Earmarked Policy, the relevant OPS Shares of the relevant Eligible Member shall be sold as part of the IPO Sale or (where applicable) under paragraph 52 and (subject to paragraph 52) the sale proceeds shall be applied in making benefit enhancements (subject to paragraph 51.3) in relation to that Earmarked Policy; and

(b) a Non-Earmarked Policy, the relevant OPS Shares of the relevant Eligible Member shall either be sold as part of the IPO Sale or (where applicable) under paragraph 52 if the Eligible Member is a Canadian Member and (subject to paragraph 52) the sale proceeds shall be paid to or to the order of that relevant Eligible Member or retained if the Eligible Member is not a Canadian Member,

in accordance with this Part E5; or

(ii) (if that person is a Non-Permitted Country Member) receive (subject to paragraph 52) a demutualisation entitlement comprising a payment which shall comprise or include that part of that person's demutualisation entitlement as has been determined by reference to that Occupational Pension Scheme Policy (including the whole or part of any Fixed Allocation included in that part under paragraph 47.1(C))

(the "**OPS Amount**"). There shall be no other option available to the Eligible Member where the relevant Occupational Pension Scheme Policy is a Non-Earmarked Policy. Where that Occupational Pension Scheme Policy is an Earmarked Policy, the relevant Eligible Member shall be provided with the option to elect to receive the relevant OPS Amount by way of a payment. Any such election must be made by using the relevant Overseas Pension Scheme Election Form in the Required Manner. In the absence of this election being made, the relevant OPS Amount shall be applied in making benefit enhancements (subject to paragraph 51.3) in relation to that Earmarked Policy in accordance with this Part E5.

(C) For the purposes of applying the provisions of paragraph 47.1(B), the part of the relevant Eligible Member's demutualisation entitlement representing the single Fixed Allocation for each person who is an Eligible Member:

(i) in respect of just one Occupational Pension Scheme Policy, shall be included in that part of the Eligible Member's demutualisation entitlement as has been determined by reference to that Occupational Pension Scheme Policy; or

(ii) in respect of more than one Occupational Pension Scheme Policy, shall be divided equally on a per Policy basis among each Occupational Pension Scheme Policy in respect of which that person is an Eligible Member and the relevant part shall be included in that part of the Eligible Member's demutualisation entitlement as has been determined by reference to each such Occupational Pension Scheme Policy,

unless the Eligible Member requests (by notice in writing received by SLAC in sufficient time before the Effective Date for the Eligible Member's instructions to be recorded in the Records) that the part of the relevant Eligible Member's demutualisation entitlement representing the single Fixed Allocation forms part of the demutualisation entitlement for that Eligible Member's own account or as trustee (other than as an Occupational Pension Scheme Trustee) where that person is also an Eligible Member in respect of one or more Participating Policies held either alone or jointly with any other person, and in that case the whole of the single Fixed Allocation shall not be treated as forming part of the OPS Shares or an OPS Amount (as applicable).

(D) Each person who is the Eligible Member in respect of at least one Occupational Pension Scheme Policy shall be provided with the option to make a different election in respect of the OPS Shares or an OPS Amount (as the case may be) as has been determined by reference to an Occupational Pension Scheme Policy from any election which that Eligible Member is entitled to make in respect of:

(i) any remaining demutualisation entitlement which is not determined by reference to an Occupational Pension Scheme Policy; and

(ii) the OPS Shares or an OPS Amount as has been determined by reference to any other Occupational Pension Scheme Policy,

in each case on the basis set out under the relevant Pension Scheme Election Form or Overseas Pension Scheme Election Form (as applicable) and on the terms, and subject to the conditions, of this Part E5.

(E) Subject to paragraph 47.1(D), any election made by an Eligible Member under the elections provided for in this paragraph 47 shall apply to that Eligible Member's entire demutualisation entitlement, irrespective of:

(i) the number of Participating Policies by reference to which that Eligible Member's demutualisation entitlement has been determined;

(ii) whether that Eligible Member holds one or more Participating Policies as a joint policyholder or trustee; and

(iii) the number of Share Sale Forms, Share Retention Forms, Pension Scheme Election Forms and/or Overseas Pension Scheme Election Forms (as applicable) which that Eligible Member receives or returns.

47.2 Elections available to Permitted Country Members (other than Canadian Members and Occupational Pension Scheme Trustees)

(A) Subject to paragraphs 47.2(D) and 47.4, in each case where:

(i) an Eligible Member is to receive a demutualisation entitlement of SL plc Shares on the terms, and subject to the conditions, of this Part E5;

(ii) that Eligible Member is a Permitted Country Member (other than a Canadian Member);

(iii) the Eligible Member has Validated in a Timely Manner; and

(iv) the Eligible Member does not make an election to have the SL plc Shares forming their demutualisation entitlement sold as part of the IPO Sale or (where applicable) under paragraph 52 by using the Share Sale Form in the Required Manner,

the relevant number of SL plc Shares (in each case the "**Retained Shares**") shall be allotted and issued to or to the order of that Eligible Member (each a "**Share Recipient**") or to or to the order of the Share Nominee to be held for and on behalf of that Share Recipient in accordance with paragraph 48.

(B) Subject to paragraphs 47.2(D) and 47.4, in each case where an Eligible Member:

(i) meets the requirements of paragraphs 47.2(A)(i), 47.2(A)(ii) and 47.2(A)(iii); and

(ii) makes an election to have their demutualisation entitlement of SL plc Shares sold as part of the IPO Sale or (where applicable) under paragraph 52 and (subject to paragraph 52) to be paid the sale proceeds of those SL plc Shares by using the Share Sale Form in the Required Manner,

the relevant number of SL plc Shares (in each case the "**Sale Election Shares**") shall be allotted and issued to or to the order of the Sale Nominee to be held for and on behalf of that Eligible Member (each a "**Sale Election Recipient**") in accordance with paragraph 48.

(C) Subject to paragraphs 47.2(D) and 47.4, in each case where an Eligible Member who meets the requirements of paragraph 47.2(A)(i) and 47.2(A)(ii) is a Late Validator, the relevant number of SL plc Shares forming their demutualisation entitlement (in each case the "**Unclaimed Retained Shares**") shall be allotted and issued to or to the order of the Trustee of the Unclaimed Assets Trust to be held for and on behalf of that Late Validator in accordance with paragraph 48.

(D) Paragraphs 47.2 and 47.3 shall not apply to that part of an Eligible Member's demutualisation entitlement as represents OPS Shares or an OPS Amount (as applicable), and instead paragraph 47.4 shall apply to that part of the Eligible Member's demutualisation entitlement.

47.3 Elections available to Canadian Members (other than Occupational Pension Scheme Trustees)

Subject to paragraphs 47.2(D) and 47.4, in each case where:

(A) (i) an Eligible Member is to receive a demutualisation entitlement of SL plc Shares on the terms, and subject to the conditions, of this Part E5;

(ii) that Eligible Member is a Canadian Member;

(iii) the Eligible Member has Validated in a Timely Manner; and

(iv) the Eligible Member makes an election that the SL plc Shares forming their demutualisation entitlement shall not be sold as part of the IPO Sale or (where applicable) under paragraph 52 by using the Share Retention Form in the Required Manner,

the relevant number of SL plc Shares (in each case the "**Share Election Shares**") shall be allotted and issued to or to the order of that Eligible Member (each a "**Share Election Recipient**") in accordance with paragraph 48;

(B) an Eligible Member who meets the requirements of paragraphs 47.3(A)(i), 47.3(A)(ii) and 47.3(A)(iii) does not make the election referred to in paragraph 47.3(A)(iv), the relevant number of SL plc Shares forming their demutualisation entitlement (in each case the "**Default Sale Shares**") shall be allotted and issued to or to the order of the Sale Nominee to be held for and on behalf of that

Eligible Member (each a "**Share Sale Recipient**") in accordance with paragraph 48; and

(C) an Eligible Member who is a Canadian Member is a Late Validator, the relevant number of SL plc Shares forming their demutualisation entitlement (in each case the "**Unclaimed Sale Shares**") shall be allotted and issued to or to the order of the Sale Nominee to be held for and on behalf of that Late Validator (each a "**Canadian Late Validator**") in accordance with paragraph 48.

47.4 Elections available to Occupational Pension Scheme Trustees

(A) In each case where a Permitted Country Member is the Eligible Member in respect of at least one Non-Earmarked Policy and:

(i) that Eligible Member has Validated in a Timely Manner; and

(ii) (a) (if that Eligible Member is not a Canadian Member) the Eligible Member does not make an election to sell OPS Shares determined by reference to one or more Non-Earmarked Policies in respect of which that person is the Eligible Member as part of the IPO Sale or (where applicable) under paragraph 52 by using the Pension Scheme Election Form in the Required Manner; or

(b) (if that Eligible Member is a Canadian Member) the Eligible Member makes an election that OPS Shares determined by reference to one or more Non-Earmarked Policies in respect of which that person is the Eligible Member shall not be sold as part of the IPO Sale or (where applicable) under paragraph 52 by using the Pension Scheme Election Form in the Required Manner,

the relevant OPS Shares (in each case the "**Non-Earmarked Shares**") shall be allotted and issued to or to the order of the Eligible Member (each a "**Non-Earmarked Share Recipient**") or (except in the case of a Canadian Member) to or to the order of the Share Nominee to be held for and on behalf of that Non-Earmarked Share Recipient in accordance with paragraph 48.

(B) In each case where a Permitted Country Member is the Eligible Member in respect of at least one Non-Earmarked Policy and:

(i) that Eligible Member has Validated in a Timely Manner; and

(ii) (a) (if that Eligible Member is not a Canadian Member) the Eligible Member makes an election to sell OPS Shares determined by reference to one or more Non-Earmarked Policies in respect of which that person is the Eligible Member as part of the IPO Sale or (where applicable) under paragraph 52 and (subject to

paragraph 52) to be paid the sale proceeds by using the Pension Scheme Election Form in the Required Manner; or

(b) (if that Eligible Member is a Canadian Member) the Eligible Member does not make an election that the OPS Shares determined by reference to one or more Non-Earmarked Policies in respect of which that person is the Eligible Member shall not be sold as part of the IPO Sale or (where applicable) under paragraph 52 by using the Pension Scheme Election Form in the Required Manner,

the relevant OPS Shares (in each case the "**Non-Earmarked Sale Shares**") shall be allotted and issued to or to the order of the Sale Nominee to be held for and on behalf of that Eligible Member (each a "**Non-Earmarked Share Sale Recipient**") in accordance with paragraph 48.

(C) In each case where a Permitted Country Member is the Eligible Member in respect of at least one Non-Earmarked Policy and is a Late Validator, the OPS Shares determined by reference to each Non-Earmarked Policy in respect of which that person is the Eligible Member shall:

(i) (if that Eligible Member is not a Canadian Member) be allotted and issued to or to the order of the Trustee of the Unclaimed Assets Trust to be held for and on behalf of that Late Validator (in each case the "**Unclaimed Non-Earmarked Retained Shares**") in accordance with paragraph 48; or

(ii) (if that Eligible Member is a Canadian Member) be allotted and issued to or to the order of the Sale Nominee (in each case the "**Unclaimed Non-Earmarked Sale Shares**") to be held for and on behalf of that Canadian Late Validator in accordance with paragraph 48.

(D) In each case where a Permitted Country Member is the Eligible Member in respect of at least one Earmarked Policy and:

(i) that Eligible Member makes an election that OPS Shares determined by reference to one or more Earmarked Policies in respect of which that person is the Eligible Member shall not be sold as part of the IPO Sale or (where applicable) under paragraph 52 by using the Pension Scheme Election Form in the Required Manner, the relevant OPS Shares (in each case the "**Earmarked Shares**") shall be allotted and issued to or to the order of the Eligible Member (each an "**Earmarked Share Recipient**") or (except in the case of a Canadian Member) to or to the order of the Share Nominee to be held for and on behalf of that Earmarked Share Recipient in accordance with paragraph 48;

(ii) that Eligible Member makes an election to sell OPS Shares determined by reference to one or more Earmarked Policies in respect of which that person is the Eligible Member as part of the IPO Sale or (where applicable) under paragraph 52 and (subject to paragraph 52) to be

paid the sale proceeds by using the Pension Scheme Election Form in the Required Manner, the relevant OPS Shares (in each case the "**Earmarked Sale Shares**") shall be allotted and issued to or to the order of the Sale Nominee to be held for and on behalf of that Eligible Member (each an "**Earmarked Share Sale Recipient**") in accordance with paragraph 48; and/or

(iii) that Eligible Member:

(a) does not make an election that OPS Shares determined by reference to one or more Earmarked Policies in respect of which that person is the Eligible Member either:

(1) shall not be sold as part of the IPO Sale or (where applicable) under paragraph 52; or

(2) shall be so sold and (subject to paragraph 52) to be paid the sale proceeds,

in either case by using the Pension Scheme Election Form in the Required Manner; or

(b) is the Crown,

the relevant OPS Shares (in each case the "**Earmarked Benefit Enhancement Sale Shares**") shall be allotted and issued to or to the order of the Sale Nominee to be held for and on behalf of that Eligible Member (each a "**Benefit Enhancement Sale Recipient**") in accordance with paragraph 48.

(E) In each case where a Non-Permitted Country Member is the Eligible Member in respect of at least one Occupational Pension Scheme Policy, that Eligible Member shall (subject to paragraph 52):

(i) be paid the OPS Amount determined by reference to each Non-Earmarked Policy in respect of which that person is the Eligible Member in accordance with paragraph 50 without an option to make any other election under this Part E5 whatsoever in respect of the OPS Amount. Where the Eligible Member is a Late Validator, that Eligible Member's demutualisation entitlement shall be dealt with in accordance with paragraph 50; and/or

(ii) either:

(a) (where that Eligible Member makes an election to be paid the OPS Amount determined by reference to one or more Earmarked Policies in respect of which that person is the Eligible Member by using the Overseas Pension Scheme Election Form in the Required Manner) be paid the relevant OPS Amount in accordance with paragraph 50; and/or

(b) (where that Eligible Member does not make an election in respect of the OPS Amount determined by reference to one or more Earmarked Policies in respect of which that person is the Eligible Member by using the Overseas Pension Scheme Election Form in the Required Manner) have the relevant OPS Amount (each a "**Benefit Enhancement Cash Recipient**") applied in making benefit enhancements (in each case the "**Benefit Enhancement OPS Amount**") in accordance with paragraph 51.2 (subject to paragraph 51.3).

47.5 Non-Permitted Country Members

Except if and to the extent paragraph 47.4(E) otherwise provides, Non-Permitted Country Members shall not be provided with an option to make any election under this Part E5 whatsoever in respect of their demutualisation entitlement.

48. Allotment and issue of demutualisation entitlements of SL plc Shares

48.1 Immediately after the transfer of the Newco Shares after the Effective Time from SLAC to SLAL as described in paragraph 3.11, SL plc shall allot, each credited as fully paid:

(A) the appropriate number of Retained Shares, Share Election Shares, Non-Earmarked Shares and Earmarked Shares, which are to be issued in accordance with paragraph 48.2, to or to the order of each of those Eligible Members who are respectively Share Recipients, Share Election Recipients, Non-Earmarked Share Recipients and Earmarked Share Recipients who either:

(i) have elected (where that option has been provided to them) to receive a share certificate in respect of the Retained Shares, Non-Earmarked Shares and/or Earmarked Shares that they are respectively to receive by using a Share Sale Form or Pension Scheme Election Form (as applicable) in the Required Manner; or

(ii) are required (as notified in the Share Sale Form, Share Retention Form and/or Pension Scheme Election Form) to receive a share certificate in respect of the Retained Shares, Share Election Shares, Non-Earmarked Shares and/or Earmarked Shares that they are respectively to receive;

(B) the appropriate number of Retained Shares, Non-Earmarked Shares and Earmarked Shares, which are to be issued in accordance with paragraph 48.2, to or to the order of the Share Nominee to hold for and on behalf of each of those Eligible Members:

(i) who are respectively Share Recipients, Non-Earmarked Share Recipients and Earmarked Share Recipients; and

(ii) who have not been allotted Retained Shares, Share Election Shares, Non-Earmarked Shares and/or Earmarked Shares to or to their order in accordance with paragraph 48.1(A),

and in each case those SL plc Shares shall be held by the Share Nominee on the terms, and subject to the conditions, of the Share Nominee Service;

(C) the Sale Election Shares, Default Sale Shares, Non-Earmarked Sale Shares, Earmarked Sale Shares, Earmarked Benefit Enhancement Sale Shares, Unclaimed Sale Shares and Unclaimed Non-Earmarked Sale Shares, which are to be issued in accordance with paragraph 48.2, to or to the order of the Sale Nominee to hold for and on behalf of each of those Eligible Members who are respectively Sale Election Recipients, Share Sale Recipients, Non-Earmarked Share Sale Recipients, Earmarked Share Sale Recipients, Benefit Enhancement Sale Recipients and Canadian Late Validators. In each case those SL plc Shares shall be held by the Sale Nominee on the terms, and subject to the conditions, of the Initial Share Sale Facility; and

(D) the Unclaimed Retained Shares and Unclaimed Non-Earmarked Retained Shares, which are to be issued in accordance with paragraph 48.2, to or to the order of the Trustee of the Unclaimed Assets Trust to hold for and on behalf of each of those Eligible Members who are Late Validators (but are not Canadian Late Validators) and those SL plc Shares shall be held by the Trustee of the Unclaimed Assets Trust on the terms, and subject to the conditions, of the Unclaimed Assets Trust.

48.2 SL shall procure that immediately after the respective allotments of SL plc Shares referred to in paragraph 48.1, the name and address of, and the relevant number of SL plc Shares allotted to:

(A) each Eligible Member (or, as applicable, each nominee of that Eligible Member);

(B) the Share Nominee (or, as applicable, its nominee(s));

(C) the Sale Nominee (or, as applicable, its nominee(s)); or

(D) the Trustee of the Unclaimed Assets Trust (or, as applicable, its nominee(s)),

in accordance with paragraph 48.1 shall be entered in the register of members of SL plc, and those SL plc Shares shall thereby be issued.

49. Crediting CREST accounts and delivery of SL plc Shares statements of entitlement and share certificates

49.1 On or as soon as reasonably practicable after the allotment and issue of SL plc Shares under paragraph 48 and in any event prior to Admission, SL plc shall procure that CRESTCo (subject to any condition agreed with CRESTCo relating to a requirement for the Admission of those SL plc Shares) is instructed to credit a CREST Stock Account of:

(A) the Share Nominee (or its nominee(s) or such other CREST Member or CREST Members as is or are nominated in writing by the Share Nominee to SL plc in sufficient time prior to the Effective Date) with that number of SL plc Shares as is in aggregate equal in number to the aggregate of the Retained Shares,

Non-Earmarked Shares and Earmarked Shares referred to in paragraph 48.1(B);

(B) the Sale Nominee (or its nominee(s) or such other CREST Member or CREST Members as is or are nominated in writing by the Sale Nominee to SL plc in sufficient time prior to the Effective Date) with that number of SL plc Shares as is in aggregate equal in number to the aggregate of the Sale Election Shares, Default Sale Shares, Non-Earmarked Sale Shares, Earmarked Sale Shares, Earmarked Benefit Enhancement Sale Shares, Unclaimed Sale Shares and Unclaimed Non-Earmarked Sale Shares referred to in paragraph 48.1(C); and

(C) the Trustee of the Unclaimed Assets Trust (or its nominee(s) or such other CREST Member or CREST Members as is or are nominated in writing by the Trustee of the Unclaimed Assets Trust to SL plc in sufficient time prior to the Effective Date) with that number of SL plc Shares as is in aggregate equal in number to the aggregate of the Unclaimed Retained Shares and Unclaimed Non-Earmarked Retained Shares referred to in paragraph 48.1(D).

49.2 As soon as reasonably practicable, and in any event no later than the fourteenth day following the Effective Date, SL plc shall send (or procure the sending on its behalf of) one or more share certificates in respect of the relevant Retained Shares, Share Election Shares, Non-Earmarked Shares and Earmarked Shares allotted and issued under paragraph 48 to each Eligible Member to whom paragraph 48.1(A) applies (or to that Eligible Member's order). The share certificates shall be sent without charge to the recipients.

49.3 As soon as reasonably practicable, and in any event no later than the fourteenth day following the Effective Date, SL plc shall procure that the Share Nominee shall send (or procure the sending on its behalf of) one or more statements of entitlement setting out each relevant Eligible Member's entitlement to the relevant Retained Shares, Non-Earmarked Shares and Earmarked Shares allotted and issued to or to the order of the Share Nominee under paragraph 48 to each Eligible Member on whose behalf those SL plc Shares are held by the Share Nominee (or to that Eligible Member's order). The statements of entitlement shall be sent without charge to the recipients.

50. Payment of demutualisation entitlements to Non-Permitted Country Members

50.1 Each Non-Permitted Country Member shall become entitled to a payment immediately after the transfer of the Newco Shares after the Effective Time from SLAC to SLAL as described in paragraph 3.11 (but the making of the payment shall be subject to paragraph 52). Subject to paragraph 52, this demutualisation entitlement shall be funded through the allotment and issue of that number of SL plc Shares for subscription as part of the IPO Sale as is equal in number to the SL plc Shares notionally allocated to the relevant Non-Permitted Country Member under paragraph 43.2. Non-Permitted Country Members shall have no right, title or interest in or to any SL plc Shares allotted or issued as part of the IPO Sale (or allotted or issued in any other manner where paragraph 52 applies).

50.2 Subject to paragraphs 53.5, 53.6, 56, 57 and 58, where an Eligible Member is a Non-Permitted Country Member, the demutualisation entitlement of that Eligible

Member shall be calculated by multiplying the number of SL plc Shares notionally allocated to that Eligible Member under paragraph 43.2 by the IPO Cash Price (subject to paragraph 52, in which case the price shall be the price at which the equivalent number of SL plc Shares are allotted and issued for subscription in accordance with paragraph 52).

50.3 Each Non-Permitted Country Member who has Validated in a Timely Manner shall be paid the amount to which that person is entitled to or to that person's order as soon as reasonably practicable after receipt of the relevant proceeds of the IPO Sale (subject to paragraphs 50.4 and 52).

50.4 The Benefit Enhancement OPS Amount attributable to a Benefit Enhancement Cash Recipient (irrespective of whether or not that person is a Late Validator) shall be paid to SLAL and applied in making benefit enhancements for and on behalf of that Benefit Enhancement Cash Recipient under paragraph 51.2 (subject to paragraphs 51.3 and 52).

50.5 Subject to paragraphs 50.4 and 52, where a Non-Permitted Country Member is a Late Validator, that person's demutualisation entitlement (subject to paragraphs 53.5, 53.6, 56, 57 and 58) shall be held by the Trustee of the Unclaimed Assets Trust on the terms, and subject to the conditions, of the Unclaimed Assets Trust.

51. Use of proceeds and applications towards benefit enhancements

51.1 Payments to Sale Election Recipients and Share Sale Recipients

SL plc shall procure that the Sale Nominee or its nominee (as applicable) shall (subject to paragraph 52):

(A) sell the Sale Election Shares and Default Sale Shares allotted and issued to it to hold for and on behalf of the Sale Election Recipients and the Share Sale Recipients at the IPO Cash Price as part of the IPO Sale; and

(B) pay to or to the order of each Sale Election Recipient and Share Sale Recipient the sale proceeds from the sale of their Sale Election Shares or Default Sale Shares (as the case may be) as soon as reasonably practicable after the receipt of the relevant proceeds of the IPO Sale by the Sale Nominee,

in each case on the terms, and subject to the conditions, of the Initial Share Sale Facility.

51.2 Use of sale proceeds or subscription proceeds of Eligible Members in respect of Occupational Pension Scheme Policies

(A) SL plc shall procure that the Sale Nominee or its nominee (as applicable) shall (subject to paragraph 52):

(i) sell the Non-Earmarked Sale Shares and Earmarked Sale Shares allotted and issued to it to hold for and on behalf of the Non-Earmarked

Share Sale Recipients and Earmarked Share Sale Recipients at the IPO Cash Price as part of the IPO Sale; and

(ii) pay to or to the order of each Non-Earmarked Share Sale Recipient and Earmarked Share Sale Recipient the sale proceeds from the sale of their Non-Earmarked Sale Shares or Earmarked Sale Shares (as the case may be) as soon as reasonably practicable after the receipt of the relevant proceeds of the IPO Sale by the Sale Nominee,

in each case on the terms, and subject to the conditions, of the Initial Share Sale Facility.

(B) (i) SL plc shall procure that (subject to paragraph 52):

(a) the Sale Nominee or its nominee (as applicable) shall sell the Earmarked Benefit Enhancement Sale Shares allotted and issued to it to hold for and on behalf of the Benefit Enhancement Sale Recipients at the IPO Cash Price as part of the IPO Sale, in each case on the terms, and subject to the conditions, of the Initial Share Sale Facility;

(b) that number of SL plc Shares as is equal in aggregate to the number of SL plc Shares notionally allocated in respect of all Benefit Enhancement OPS Amounts shall be allotted and issued for subscription at the IPO Cash Price as part of the IPO Sale; and

(c) (in the case of both (a) and (b)), the sale proceeds and the subscription proceeds shall be notionally allocated to the relevant Earmarked Policy by reference to which the relevant demutualisation entitlement was determined, the amount being in each case the "**Earmarked Amount**".

(ii) The Earmarked Amount in respect of an Earmarked Policy shall be notionally allocated as between each Eligible Scheme Participant as follows:

(a) each Eligible Scheme Participant shall be notionally allocated an equal share of that part of the Earmarked Amount as represents the whole or part of any Fixed Allocation; and

(b) each Eligible Scheme Participant shall be notionally allocated that part of the remaining Earmarked Amount as bears the same relationship to the remaining Earmarked Amount as:

(1) the number of SL plc Shares notionally allocated to that Eligible Scheme Participant in calculating the aggregate Variable Allocation determined by reference to that Earmarked Policy under paragraph 45.2

bears to:

(2) the number of SL plc Shares comprising the aggregate Variable Allocation for all Eligible Scheme Participants in respect of that Earmarked Policy as calculated under paragraph 45.2.

The total amount notionally allocated in respect of an Earmarked Policy to an Eligible Scheme Participant, where there is or are not one or more Pension Scheme Claimants with an entitlement over the whole of that notional allocation, shall constitute a "**Participant Amount**". The total amount notionally allocated in respect of that Earmarked Policy to an Eligible Scheme Participant, where there is or are one or more Pension Scheme Claimants with an entitlement over the whole of that notional allocation, shall constitute a "**PSC Amount**", and PSC Amounts shall be applied in accordance with paragraph 51.3.

(iii) SL plc shall procure that an amount equal to the aggregate of the Participant Amounts in respect of each Earmarked Policy (the "**Applied Earmarked Amount**") shall be paid to SLAL as soon as reasonably practicable after receipt of the relevant proceeds from the IPO Sale or (where paragraph 52 applies) the relevant proceeds under that paragraph 52 and shall procure that SLAL shall apply the Applied Earmarked Amount in respect of each Earmarked Policy as follows:

(a) subject to paragraph 51.2(B)(iii)(d), where the Applied Earmarked Amount is attributable to a Unitised With Profit Policy (which is not a Stanplan V Policy):

(1) each Participant Amount forming part of the Applied Earmarked Amount shall be used to acquire further With Profits Units under that Policy in relation to the relevant Eligible Scheme Participant at the price applying for purchases of such With Profits Units on the day of receipt of the Applied Earmarked Amount by SLAL or, if there is no such price applicable on the day of receipt of that Applied Earmarked Amount for whatever reason, the price applying for such With Profits Units which next applies; and

(2) the further With Profits Units acquired by each Participant Amount shall be credited under that Policy to the relevant Eligible Scheme Participant;

(b) subject to paragraph 51.2(B)(iii)(d), where the Applied Earmarked Amount is attributable to a Conventional Participating Policy:

(1) each Participant Amount forming part of the Applied Earmarked Amount shall be used to secure further

benefits under that Policy in relation to each Eligible Scheme Participant on terms and conditions consistent with those that would have applied immediately prior to the Effective Time to the application of payments made to SLAC in relation to that Eligible Scheme Participant under that Policy, but in each case this shall be subject to paragraph 51.2(B)(iv); and

(2) the benefits so acquired shall be credited under that Policy to the relevant Eligible Scheme Participant;

(c) where the Applied Earmarked Amount is attributable to a Stanplan V Policy:

(1) each Participant Amount forming part of the Applied Earmarked Amount shall be used (after notionally enhancing the value of each Participant Amount to the extent required to cancel the effect of any deduction that would result from the bid/offer spread that would apply on the application of each such Participant Amount in this way) to acquire further Unit Linked Units under that Policy in relation to the relevant Eligible Scheme Participant at the price applying for purchases of such Unit Linked Units on the day of receipt of the Applied Earmarked Amount by SLAL or, if there is no such price applicable on the day of receipt of such Applied Earmarked Amount for whatever reason, the price applying for such Unit Linked Units which next applies; and

(2) the further Unit Linked Units acquired by each Participant Amount shall be credited under that Policy to the relevant Eligible Scheme Participant; and

(d) where the Applied Earmarked Amount is either attributable to:

(1) a Conventional Participating Policy which is held by the same Occupational Pension Scheme Trustees as hold a Unitised With Profit Policy; or

(2) a Unitised Participating Policy that holds both With Profits Units and conventional with profits investments,

then each Participant Amount forming part of that Applied Earmarked Amount shall be applied to the Unitised With Profit Policy or the section of the Unitised Participating Policy that holds With Profits Units (as applicable) in relation to each Eligible Scheme Participant under the Conventional Participating Policy or in respect of whom an allocation has been determined by reference to the conventional with profits

investments section of the Unitised Participating Policy (as applicable) in accordance with paragraph 51.2(B)(iii)(a).

(iv) SLAL shall treat the application of each Applied Earmarked Amount under this paragraph 51.2 in the same manner as it would a single additional payment being made in respect of the relevant Earmarked Policy to SLAL, save that neither broker commissions nor consultant credits shall be deducted in applying either such payment under paragraphs 51.2(B)(iii)(a) to (iii)(d) or any notional enhancement to that Applied Earmarked Amount under paragraph 51.2(B)(iii)(c).

(v) Without limitation to paragraph 58, a Benefit Enhancement Recipient shall not be entitled to receive or to be credited with any interest in respect of the period from (and including) the sale of, or subscription for, SL plc Shares as part of the IPO Sale or (where paragraph 52 applies) under that paragraph 52 to (and including) the investment of the sale proceeds or subscription proceeds in the relevant fund of SLAL under paragraph 51.2 or an application of sale proceeds or subscription proceeds under paragraph 51.3.

51.3 Pension Scheme Claimants

(A) SL plc shall procure that an amount equal to the aggregate of the PSC Amounts in respect of each Earmarked Policy shall be paid to SLAL as soon as reasonably practicable after receipt of the relevant proceeds from the IPO Sale or (where paragraph 52 applies) the relevant proceeds resulting under that paragraph 52 and shall procure that SLAL shall apply each PSC Amount in accordance with this paragraph 51.3 as soon after receipt by SLAL of the PSC Amounts as is reasonably practicable in the circumstances.

(B) Subject to paragraphs 51.3(C) and 51.3(D), SLAL shall use its reasonable endeavours in the case of each PSC Amount to do such of the following things as it considers appropriate in the circumstances:

(i) pay an amount equal to the relevant PSC Amount for and on behalf of the relevant Benefit Enhancement Recipient to or to the order of the relevant Pension Scheme Claimant;

(ii) use an amount equal to the relevant PSC Amount for and on behalf of the relevant Benefit Enhancement Recipient either to increase payments under an existing annuity for which a New SL Group Member is the provider or to purchase an annuity from a New SL Group Member. The annuity may be held by one or more trustees of an Occupational Pension Scheme for the benefit of the Pension Scheme Claimant or by the Pension Scheme Claimant. SLAL shall agree the terms and conditions of each increase in payments or purchase of an annuity with the SLAL WP Actuary (in the case of a purchase of, or enhancement to, a with profit annuity) or the SLAL Actuary (in the case of a purchase of, or enhancement to, a non-profit annuity). SLAL shall apply the relevant PSC Amount in the same manner as it would a single

payment being made in respect of an annuity purchase or enhancement, save that neither broker commissions nor consultant credits shall be deducted in applying such a payment; or

(iii) pay an amount equal to the relevant PSC Amount for and on behalf of the relevant Benefit Enhancement Recipient in respect of the relevant Pension Scheme Claimant to the trustee, administrator or insurer (as relevant) in respect of a pension scheme arrangement or personal pension policy (as applicable) to which the benefits to which a Pension Scheme Claimant was entitled under the Occupational Pension Scheme that resulted in that person being a Pension Scheme Claimant have been entirely transferred so that the relevant PSC Amount can be used to purchase or enhance an annuity or the benefits under such arrangement for the relevant Pension Scheme Claimant.

(C) Subject to paragraph 51.3(D), in each case where:

(i) SLAL considers that there may be more than one Pension Scheme Claimant with an entitlement to benefit from all or some part of a PSC Amount;

(ii) SLAL considers that there would be a cost or delay incurred in complying with paragraph 51.3(B) by SLAL (or any other New SL Group Member) and that this cost or delay is material in relation to the size of a relevant PSC Amount; or

(iii) an instruction in writing has been received by one of SL plc, SLAC or SLAL in sufficient time before the Effective Date from the Benefit Enhancement Recipient requesting that a relevant PSC Amount be paid instead to or to the order of the Benefit Enhancement Recipient,

SLAL shall pay or apply an amount equal to the relevant PSC Amount to or to the order of the relevant Benefit Enhancement Recipient. Without limitation, SLAL (or another New SL Group Member) may, in its discretion, agree with the relevant Benefit Enhancement Recipient to apply a PSC Amount in accordance with terms agreed between SLAL and the Benefit Enhancement Recipient either to increase payments under an existing annuity for which a New SL Group Member is the provider or to purchase an annuity from a New SL Group Member.

(D) SLAL's obligations under paragraphs 51.3(B) and 51.3(C) are subject to such conditions, and any amounts required to be paid are subject to such deductions for Tax, as are required by the Appropriate Revenue Authority.

51.4 Provision of sale proceeds to the Trustee of the Unclaimed Assets Trust

SL plc shall procure that the Sale Nominee or its nominee (as applicable) shall (subject to paragraph 52):

(A) sell the Unclaimed Sale Shares and Unclaimed Non-Earmarked Sale Shares allotted and issued to it to hold for and on behalf of the Canadian Late Validators at the IPO Cash Price as part of the IPO Sale; and

(B) pay to or to the order of the Trustee of the Unclaimed Assets Trust the sale proceeds as soon as reasonably practicable after the receipt of the relevant proceeds of the IPO Sale by the Sale Nominee,

in each case on the terms, and subject to the conditions, of the Initial Share Sale Facility, and those sale proceeds shall be held by the Trustee of the Unclaimed Assets Trust for and on behalf of the relevant Canadian Late Validators on the terms, and subject to the conditions, of the Unclaimed Assets Trust.

52. Contingency arrangements in the event of no Admission and/or IPO Sale on the Effective Date

Notwithstanding any provision in this Part E5 to the contrary, SL plc shall procure that the following shall apply if Admission and/or IPO Sale does not take place on the Effective Date:

(A) subject to paragraph 52(B) and without prejudice to the generality of paragraph 3.26, SLAC, SL plc and SLAL shall use their respective reasonable endeavours:

(i) (where Admission has not taken place) to proceed to Admission as soon as reasonably practicable after the Effective Date;

(ii) (where the IPO Sale has not taken place) to complete the IPO Sale as soon as reasonably practicable after the Effective Date, failing which to arrange as soon as reasonably practicable after the Effective Date:

(a) (1) for the allotment and issue of that number of SL plc Shares for subscription as is equal in aggregate to those notionally allocated to Eligible Members who are Non-Permitted Country Members (including Benefit Enhancement Cash Recipients) at the best price reasonably obtainable in the circumstances and on such other terms and conditions as SLAC, SL plc and SLAL may obtain; and

(2) for the subscription proceeds to be used as soon as reasonably practicable after this subscription to make the payments or apply the benefit enhancements (or to pay or apply the amounts in respect of Pension Scheme Claimants) required in respect of the Non-Permitted Country Members,

in each case in accordance with the other provisions of this Part E5 (with any variations necessary in the circumstances of this paragraph 52 applying); and

(b) subject to paragraph 52(A)(iii):

(1) for the sale by the Sale Nominee or its nominee (as applicable) for and on behalf of the relevant Eligible Members of the Sale Election Shares, Default Sale Shares, Non-Earmarked Sale Shares, Earmarked Sale Shares, Earmarked Benefit Enhancement Sale Shares, Unclaimed Sale Shares and Unclaimed Non-Earmarked Sale Shares at the best price reasonably obtainable in the circumstances and on such other terms and conditions as SLAC, SL plc and SLAL may obtain;

(2) for the sale proceeds from the sale of those SL plc Shares (other than Earmarked Benefit Enhancement Sale Shares) to be used as soon as reasonably practicable to make payments to or to the order of, respectively, the relevant Sale Election Recipients, the Share Sale Recipients, the Non-Earmarked Share Sale Recipients, the Earmarked Share Sale Recipients and the Trustee of the Unclaimed Assets Trust; and

(3) for the sale proceeds from the sale of the Earmarked Benefit Enhancement Sale Shares to be paid to SLAL as soon as reasonably practicable and applied in either making benefit enhancements or paying or applying the amounts in respect of Pension Scheme Claimants for and on behalf of the Benefit Enhancement Sale Recipients in respect of the relevant Earmarked Policies,

in each case in accordance with the other provisions of this Part E5 (with any variations necessary in the circumstances of this paragraph 52 applying); and/or

(iii) if and to the extent the directors of SLAC, SL plc and SLAL consider it more appropriate in the circumstances than complying with paragraph 52(A)(ii)(b), for the relevant Sale Election Shares, Default Sale Shares, Non-Earmarked Sale Shares, Earmarked Sale Shares, Earmarked Benefit Enhancement Sale Shares, Unclaimed Sale Shares and/or Unclaimed Non-Earmarked Sale Shares to be transferred from the Sale Nominee or its nominee (as applicable) to the relevant Eligible Members (or their nominees) for and on behalf of whom the Sale Nominee is holding the relevant SL plc Shares and/or to the Trustee of the Unclaimed Assets Trust (or its nominee) (as applicable) for and on behalf of the relevant Eligible Members for and on behalf of whom the Sale Nominee is holding the relevant SL plc Shares and for one or more share certificates in respect of the relevant number of SL plc Shares to be sent as soon as reasonably practicable in the circumstances to or to the order of the relevant Eligible Members and/or the Trustee of the

Unclaimed Assets Trust (as applicable), in each case to the relevant address recorded in the records of SL plc; or

(B) where the directors of SLAC, SL plc and SLAL do not consider that the arrangements in paragraph 52(A) would result in Eligible Members obtaining the best value that is reasonably obtainable in the circumstances for their respective demutualisation entitlements, SLAC, SL plc and SLAL may (but shall not be obliged to) make such alternative arrangements as they all agree would be appropriate in the circumstances to deliver that value, provided that prior to implementing any such alternative arrangement they shall have first obtained:

(i) confirmation in writing from each of the SLAC WP Actuary, the SLAL WP Actuary and the Independent Expert (or, where he is unavailable, another independent expert as appointed by SLAC, SL plc and SLAL and approved by the Regulator) that those alternative arrangements are acceptable in the circumstances; and

(ii) confirmation in writing from the Regulator that it does not object to the implementation of those alternative arrangements in the circumstances.

53. Provisions applying to allocations

53.1 Entitlement based on the Records

(A) Subject to paragraph 53.2, SL plc shall only be obliged to make a notional allocation under paragraph 43.2 to each person who (at such time before the Effective Date as is determined by SLAC in its discretion) has been identified as an Eligible Member by reference to the Records and the SLAC Regulations in force immediately prior to the Effective Time.

(B) Subject to paragraphs 53.1(C), 53.1(D) and 53.1(E), the amount of any notional allocation to be made in respect of each Eligible Member in accordance with this Part E5 shall be determined by reference to:

(i) those Participating Policies (including Matured Non-OPS Policies and Matured OPS Policies) recorded in the Records as at the Relevant Time on the SGM Date in respect of which that person is an Eligible Member; and

(ii) the data held in those Records in relation to those Participating Policies.

Without limitation to the foregoing provisions of this paragraph 53.1(B), the following applies:

(a) in certain circumstances, the Records may show that a with profits investment held under an Earmarked Policy in relation to a participant may have been previously transferred from one Policy (the "**original policy**") and immediately reinvested in another Policy (the "**successor policy**") or previously disinvested from one notional with profits sub-fund (the "**original sub-fund**") and immediately reinvested in another

notional with profits sub-fund (the "**successor sub-fund**") notwithstanding that the with profits investment is held under the same Policy.

In such circumstances:

(1) the Records may show that the allocation date for the with profits investment held in relation to the relevant participant under the successor policy or successor sub-fund is the allocation date shown in the Records for the original policy or original sub-fund at the time of the transfer of the relevant with profits investment out of the original policy or disinvestment of the relevant with profits investment from the original sub-fund. A transfer or disinvestment may occur on more than one occasion and the same principles would apply on each occasion; and

(2) the allocation date shown in the Records shall be used for the purposes of determining whether the requirements of the definitions of Eligible Scheme Participant and Participant Eligibility Period have been met (as well as determining any Variable Allocation (or part thereof) that is required to be calculated by reference to that participant under paragraph 45.2) in respect of any person who is or was a participant under an Earmarked Policy and this shall apply notwithstanding that:

(A) the relevant person may not have been a participant under the same Earmarked Policy throughout the Participant Eligibility Period applicable to that person; or

(B) the allocation date for that person shown in the Records may precede the date of issue of a Participating Policy or the date on which a relevant with profits investment was first held under that Participating Policy; and

(b) where a person who is a spouse, dependant or personal representative of a person who was a participant under an Earmarked Policy (the "**original participant**") becomes a participant in an Occupational Pension Scheme holding that Earmarked Policy as shown in the Records (the "**successor participant**") as a result of the death of the original participant occurring after the Compensation Calculation Date and prior to the Closure Date then the with profits investment held in relation to that original participant during the period ending immediately prior to the original participant's death will be taken into account in determining:

(1) whether or not the successor participant meets the requirements of the definitions of Eligible Scheme Participant,

Participant Eligibility Period and Participant Involuntary Termination; and

(2) any Variable Allocation (or part thereof) that is required to be calculated in relation to that successor participant under paragraph 45.2.

(C) SLAC may make such corrections to the Records as SLAC shall consider appropriate in the circumstances prior to making the notional allocations required to determine demutualisation entitlements in accordance with this Part E5.

(D) Any allocation shown in a Share Allocation Statement or Share Allocation Breakdown Report is provisional and is subject to change until such time as the determinations required under this Part E5 are made, including as to whether a person to whom the Share Allocation Statement or Share Allocation Breakdown Report is delivered is an Eligible Member.

(E) SL plc reserves the right to take any action it considers appropriate to recover any payments or SL plc Shares provided by way of demutualisation entitlement (together with any dividends, interest or other amounts accrued in respect of such payments or SL plc Shares) to, or for and on behalf of, any person it determines (in accordance with this Part E5 and the Calculation Manual) is not entitled to such payments or SL plc Shares (or other amounts) under this Part E5, including by disapplying benefit enhancements, and any amounts so recovered (including (in the case of SL plc Shares) the relevant proceeds of sale) shall be used by SL plc in its discretion for its general corporate purposes.

53.2 Shortfalls and unmade allocations

(A) Each of SLAC, SL plc and SLAL shall be entitled to rely on the accuracy and completeness of the Records without incurring any liability to any person by reason of any inaccuracy in, or omission from, the Records.

(B) Where after the time on which determinations have been made in respect of demutualisation entitlements under this Part E5 it is determined by:

(i) SL plc; or

(ii) a final and unappealable order of a court, regulator, arbitrator or governmental authority which is binding on SLAC, SL plc or SLAL,

that:

(a) the amount of any notional allocation required to have been made under this Part E5 to an Eligible Member should have been greater than the notional allocation actually made to that person under this Part E5 with the result that that Eligible Member has not received the correct demutualisation entitlement; or

(b) no notional allocation has been made under this Part E5 to a person who should have been treated as entitled to a notional allocation with the result that that person has not received any demutualisation entitlement,

then SL plc shall:

(1) (A) allot and issue that number of SL plc Shares to or to the order of that person if that person is resident in a Permitted Country as is equal to the additional number of SL plc Shares that person would have been notionally allocated under paragraph 43.2 had that person received the correct demutualisation entitlement or been entitled to receive a demutualisation entitlement; or

(B) make a payment to or to the order of that person if that person is resident outside a Permitted Country so that it is equal, so far as is possible, to the additional cash amount that person would have received from the allotment and issue for subscription at the time of the IPO Sale or (where paragraph 52 applies) under paragraph 52 of the additional SL plc Shares that the person would have been notionally allocated under paragraph 43.2 had the person received the correct demutualisation entitlement or been entitled to receive a demutualisation entitlement. The currency for such payment shall be determined on the basis provided for in paragraph 53.5 at the time when such determination is made; and

(C) (where applicable) procure that SLAL shall use the sale proceeds from the sale of any SL plc Shares in (A) or the payment in (B) to apply benefit enhancements of the relevant amount for and on behalf of that person where the demutualisation entitlement was or should have been determined by reference to an Earmarked Policy, in accordance with the other provisions of this Part E5; and/or

(2) make additional or alternative arrangements with the affected person, including as to dividends, distributions or interest foregone; and/or

(3) (where applicable) otherwise comply with the terms of the order,

in each case as soon as reasonably practicable after the determination by SL plc or in accordance with the terms of the order (as applicable).

(C) Subject to the terms of any order referred to in paragraph 53.2(B)(ii) to the contrary, none of SLAC, SL plc or SLAL shall be required to meet any shortfall that would otherwise be owed under this paragraph 53.2 where the value of the relevant shortfall is £50 or less.

(D) None of SLAC, SL plc or SLAL shall be obliged to make good any shortfall or unmade allocation if none of SLAC, SL plc or SLAL shall have received a notice, claim or demand in writing made by or on behalf of the relevant person in relation to a shortfall or unmade allocation on or before the tenth anniversary of the Effective Date.

53.3 Conclusiveness of determinations

(A) Subject to the terms of any order referred to in paragraph 53.2(B)(ii), each determination of any of SLAC, SL plc or SLAL made under or pursuant to this Part E5 shall (other than in the case of fraud) be final and binding on every person concerned, including every person who is or was at any time a member or Policyholder of SLAC.

(B) Without limitation to paragraph 53.3(A), this paragraph 53.3 shall apply to the determination of which Policies are Participating Policies for the purposes of this Part E5, the Eligible Members in respect of such Participating Policies and any and all determinations made in relation to the Fixed Allocation, Variable Allocation and Total Variable Allocation required to be made by reference to any Participating Policies for the purposes of this Part E5.

53.4 Rounding

(A) Where the Fixed Allocation is divided on a per Policy basis in accordance with, and for the purposes of, paragraph 47.1(C), and that division does not result in a whole number of OPS Shares, SL plc shall determine in its discretion an appropriate basis for the division of the Fixed Allocation for each Occupational Pension Scheme Policy.

(B) Any Variable Allocation which does not result in a whole number of SL plc Shares being notionally allocated to an Eligible Member under paragraph 45.1(B) shall be rounded upwards, in each case to the nearest whole number of SL plc Shares.

(C) Where a payment is to be made to any person entitled to such payment on the terms, and subject to the conditions, of this Part E5 which would otherwise not amount to a whole hundredth of one Sterling, one Euro or one Canadian Dollar (as applicable), such payment shall be rounded upwards to the nearest hundredth of one Sterling, one Euro or one Canadian Dollar (as applicable) in each case.

(D) Where a benefit enhancement is to be credited to an Eligible Scheme Participant on the terms, and subject to the conditions, of this Part E5 which would otherwise not amount to a whole hundredth of one Sterling, one Euro or one Canadian Dollar (as applicable), such amount of benefit enhancement shall be rounded upwards to the nearest hundredth of one Sterling, one Euro or one Canadian Dollar (as applicable) in each case.

53.5 Currency of payment

(A) Subject to paragraph 53.5(C), any payment to or to the order of an Eligible Member or the Trustee of the Unclaimed Assets Trust (as applicable) in accordance with the provisions of this Part E5 shall be made in:

(i) Canadian dollars, in the case of a payment:

(a) in respect of a Canadian Member; or

(b) in respect of a Non-Permitted Country Member who is an Eligible Member in respect of one or more Participating Policies that are Canadian Policies;

(ii) Euros, in the case of a payment:

(a) in respect of an Eligible Member whose last recorded address, as recorded in the Records on the SGM Date, is in any of Austria, Germany or the Republic of Ireland according to the Records of SLAC on the SGM Date; or

(b) in respect of a Non-Permitted Country Member who is an Eligible Member in respect of one or more Participating Policies that are Austrian Policies, German Policies and/or Irish Policies; and

(iii) Sterling, in any other case.

(B) Where the provisions of paragraph 53.5(A) would otherwise require a payment to be made to a person in more than one currency, SL plc shall determine the currency in which payment shall be made in its discretion.

(C) Any amount required to be paid or applied in accordance with paragraph 51.2 or 51.3 shall be paid or applied in Sterling where the relevant Earmarked Policy is or was a UK Occupational Pension Scheme Policy or Euros where the relevant Earmarked Policy is or was an Irish Occupational Pension Scheme Policy. This shall apply regardless of the country of residence of the Eligible Member, Eligible Scheme Participant or Pension Scheme Claimant.

(D) Notwithstanding the above, if any of the above currencies have been replaced at the date of making payment as the lawful currency of the relevant jurisdiction, then payment shall be made in the relevant successor lawful currency.

53.6 Exchange rate

Where any payment is to be made or applied under paragraph 53.5 in a currency other than Sterling, the relevant amount of such payment shall be converted from Sterling into Canadian dollars or Euros (as the case may be) at the rate of exchange obtained by SL plc for the purchase of the relevant currency with Sterling in the London foreign exchange market on, or as close as reasonably practicable in the circumstances to, the date on which the cheque, electronic transfer or other payment method used to make or apply the payment is sent.

54. Co-operation of SLAC and SLAL with SL plc

SLAC and, from the Effective Time, SLAL undertake to provide all information, assistance, facilities and access to records (including the Records) which SL plc may reasonably require to identify persons as Eligible Members and determine their respective entitlements (including the form in which they receive their entitlements).

55. Risk on share certificates or payments

55.1 Share certificates in respect of SL plc Shares and any statements of entitlement in respect of SL plc Shares will be sent at the risk of the persons entitled to such certificates or statements.

55.2 Payments made by cheque, electronic or other means will be made at the risk of the persons to whom the payments are sent.

56. No obligation to gross-up

56.1 Any payment made to any Eligible Member or any other person in accordance with this Part E5 shall be net of any deductions or withholdings as are required to be made by the payer to meet any liability of the payer to Taxation in respect of any such payment.

56.2 Any such payment to be made to any Eligible Member or any other person shall not be increased to take account of any such deduction or withholding made under paragraph 56.1.

57. Deductions for dealing, foreign exchange and other costs

57.1 No deduction shall be made from any payment made or payment applied towards benefits enhancements to or for and on behalf of Eligible Members who are Non-Permitted Country Members in respect of:

(A) administration costs, dealing commission, stamp duty and/or stamp duty reserve tax (or amounts in respect of stamp duty and/or stamp duty reserve tax) payable in connection with the allotment and issue of the relevant SL plc Shares for subscription as part of the IPO Sale which are to be issued to fund a payment or an application of benefit enhancements required in respect of such persons under this Part E5; and

(B) (in the case of any payment made or payment applied towards benefit enhancements in accordance with paragraph 53.5 in Canadian dollars or Euros) foreign exchange costs.

57.2 No deduction shall be made from any payment made or payment applied towards benefit enhancements to or for and on behalf of Eligible Members who are Benefit Enhancement Sale Recipients or Canadian Members (including Canadian Late Validators) in respect of:

(A) administration costs, dealing commission, stamp duty and/or stamp duty reserve tax (or amounts in respect of stamp duty and/or stamp duty reserve tax) payable in connection with the sale of:

(i) the Earmarked Benefit Enhancement Sale Shares in relation to Benefit Enhancement Sale Recipients; and

(ii) the relevant Default Sale Shares, Non-Earmarked Sale Shares, Unclaimed Sale Shares and Unclaimed Non-Earmarked Sale Shares in relation to Canadian Members (including Canadian Late Validators),

as part of the IPO Sale or (where applicable) under paragraph 52 in accordance with paragraphs 51.1, 51.2(A), 51.2(B)(i) and 51.4; and

(B) (in the case of any payment made or payment applied towards benefit enhancements in accordance with paragraph 53.5 in Canadian dollars or Euros) foreign exchange costs

in each case on the terms, and subject to the conditions, of the Initial Share Sale Facility.

57.3 Any payment made to or to the order of a Sale Election Recipient, Non-Earmarked Share Sale Recipient or Earmarked Share Sale Recipient (in each case, other than to a Canadian Member) shall be made net of the payment of an amount in or towards the payment of:

(A) administration costs, dealing commission, stamp duty and/or stamp duty reserve tax (or amounts in respect of stamp duty and/or stamp duty reserve tax) that is payable in connection with the sale of the relevant Sale Election Shares, Non-Earmarked Sale Shares and Earmarked Sale Shares (as applicable) as part of the IPO Sale or (where applicable) under paragraph 52 in accordance with paragraphs 51.1 and 51.2(A); and

(B) (in the case of any payment made in accordance with paragraph 53.5 in Euros) foreign exchange costs,

in each case on the terms, and subject to the conditions, of the Initial Share Sale Facility.

58. No interest

Without limitation of paragraph 51.2(B)(v) and subject to paragraph 53.2 and the terms and conditions of the Unclaimed Assets Trust, no person shall have any entitlement to interest on any amount becoming payable in accordance with this Part E5.

59. Variations

59.1 (A) Notwithstanding the provisions of paragraph 70, SL plc and SLAC (in respect of any variation to be made prior to the Effective Time) or SL plc and SLAL (in respect of any variation to be made at or after the Effective Time) may make such variations to the Calculation Manual and this Part E5 as are:

(i) of a formal, minor or technical nature;

(ii) necessary to correct a manifest error; or

(iii) (in their opinion) necessary better to meet the objective of fairness referred to in paragraph 3.13,

as they both shall agree, subject to paragraph 59.1(B).

(B) (i) The SLAC WP Actuary, in respect of a variation to be made prior to the Effective Time, or the SLAL WP Actuary, in respect of a variation to be made at or after the Effective Time, as applicable, must also approve of such variation in writing prior to it coming into effect; and

(ii) in the case of a variation proposed under paragraph 59.1(A)(iii) above, the Independent Expert or, where he is unavailable, another independent expert (as appointed by SLAC or SLAL (as applicable) and SL plc and approved by the Regulator) must also approve of such variation in writing prior to it coming into effect by producing a certificate to the effect that, in such person's opinion, the proposed variation will not materially and adversely affect the interests of persons entitled to demutualisation entitlements under this Part E5.

59.2 No variation to the Calculation Manual or this Part E5 shall require the approval of any person whose approval is not expressly mentioned in paragraph 59.1.

60. Reliance on Forms

60.1 Each of SLAC, SL plc and SLAL shall be entitled (but not obliged) to rely on any Form, including, without limitation, any declaration, consent or election made thereon, which on its face has been correctly completed and signed.

60.2 Each of SLAC, SL plc and SLAL shall be entitled (but not obliged) to deem any Form (provided it is signed) as having been correctly completed and returned where it is not completed in all respects or not returned by the required date and/or to the required address.

60.3 Where more than one Form is returned by a person in relation to an Eligible Member's demutualisation entitlement (and such Forms are inconsistent in their instructions), SLAC, SL plc and/or SLAL (as applicable) shall be entitled to determine in their discretion on which (if any) Form to rely.

61. Restrictions on delivery of SL plc Shares, benefit enhancements and payments

(A) Notwithstanding the allotment and issue of SL plc Shares, and the entry into the register of members of SL plc of the relevant members, in accordance with the provisions in paragraph 48, SL plc reserves the right not to (and may procure that other persons do not):

(i) deliver share certificates, statements of entitlement or other evidence of legal or beneficial ownership of SL plc Shares to any person;

(ii) apply benefit enhancements for and on behalf of, or in relation to, any person; or

(iii) make payments to any person,

as would otherwise be required in accordance with the provisions of this Part E5 and to take any other steps which SL plc considers reasonable in the circumstances, where (in its reasonable opinion) it considers such delivery, application or payment would or might reasonably be expected to result in any of SLAC, SL plc or SLAL (or anyone acting on behalf of any one or more of them):

(a) being in breach of an order of a court, regulator, government or arbitrator in relation to any person which applies to the SL plc Shares, benefit enhancements or payments to be made in accordance with the provisions of this Part E5 or assisting, aiding or abetting a breach of such order;

(b) committing a criminal offence (or being subject to a criminal sanction, penalty or fine) under any applicable law or regulation; or

(c) being liable to a third party by virtue of a claim over the whole or part of the Eligible Member's demutualisation entitlement of which SLAC, SL plc or SLAL is aware.

(B) Where paragraph 61(A) applies, any such delivery, application or payment shall be withheld from the relevant person (including an Eligible Member, Eligible Scheme Participant or Pension Scheme Claimant), unless and until such time as SL plc considers paragraph 61(A) to be no longer applicable in relation to the relevant person. The provisions of paragraph 58 shall apply in relation to any amount withheld.

62. Exclusion of liability

62.1 Except as expressly provided in this Part E5, neither SLAC, SL plc nor SLAL shall incur any liability towards any person by reason of the accidental omission to send the Proposal Document, any Form, notice or payment to any person who is, or was, at any time a member or Policyholder or former member or Policyholder of SLAC.

62.2 Neither SLAC, SL plc, SLAL, any New SL Group Member nor any other person acting on behalf of any one or more such persons shall be responsible for the manner in which an Eligible Member who is a joint policyholder or trustee in relation to one or more Participating Policies applies any demutualisation entitlement received by the Eligible Member in accordance with this Part E5 or the consequences arising from any application of such demutualisation entitlement, including the application of such demutualisation entitlements in either making benefit enhancements or paying or applying PSC Amounts in accordance with this Part E5.

63. Definitions

For the purposes of this Part E5, the following definitions shall have the following meanings:

"Applied Earmarked Amount" has the meaning given to it in paragraph 51.2(B)(iii);

"Appropriate Revenue Authority" means, as appropriate to the Policy in question, HM Revenue & Customs, The Revenue Commissioners of the Republic of Ireland, The Controller of Income Tax in Jersey, The Administrator of Income Tax for the States of Guernsey or the Assessor of Income Tax of the Isle of Man;

"Benefit Enhancement Cash Recipient" means an Eligible Member to whom paragraph 47.4(E)(ii)(b) applies;

"Benefit Enhancement OPS Amount" has the meaning given to it in paragraph 47.4(E)(ii)(b);

"Benefit Enhancement Recipient" means:

(A) a Benefit Enhancement Sale Recipient; or

(B) a Benefit Enhancement Cash Recipient,

as applicable;

"Benefit Enhancement Sale Recipient" means an Eligible Member to whom paragraph 47.4(D)(iii) applies;

"Calculation Manual" means the calculation manual in the agreed form set out in Appendix C (*Calculation Manual*);

"Canadian Late Validator"	has the meaning given to it in paragraph 47.3(C);
"Canadian Member"	means a person who is an Eligible Member whose last recorded address, as recorded in the Records as at the Relevant Time on the SGM Date, is in Canada;
"Canadian Policy"	means a Policy for which SLAC is the insurer in carrying on its business at any time through its branch established in Canada either by virtue of being the issuer of such Policy or as a result of the transfer by way of assumption reinsurance of that Policy to SLAC;
"Closure Date"	means 18 October 2005;
"Compensation Calculation Date"	means 30 March 2004;
"Conventional Participating Policy"	means a Participating Policy that is not a Unitised With Profit Policy;
"CREST"	means a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the operator (as defined in the CREST Regulations);
"CRESTCo"	means CRESTCo Limited;
"CREST Member"	means a person who has been admitted by CRESTCo as a system-member (as defined in the CREST Regulations);
"CREST Regulations"	means the Uncertificated Securities Regulations 2001 (SI 2001/3755);
"CREST Stock Account"	means, in relation to a CREST Member, a share account within a member account of that CREST Member;
"Default Sale Shares"	has the meaning given to it in paragraph 47.3(B);
"Earmarked Amount"	has the meaning given to it in paragraph 51.2(B)(i)(c) ;
"Earmarked Benefit Enhancement Sale Shares"	has the meaning given to it in paragraph 47.4(D)(iii);
"Earmarked Policy"	means an Occupational Pension Scheme Policy that is an Irish Occupational Pension Scheme Policy or a UK Occupational Pension Scheme Policy in relation to which SLAC creates individual records in its Records in relation to each participant in the Occupational Pension Scheme in relation to whom investments are made under that Policy;

"Earmarked Sale Shares" has the meaning given to it in paragraph 47.4(D)(ii);

"Earmarked Share Recipient" means an Eligible Member to whom paragraph 47.4(D)(i) applies;

"Earmarked Shares" has the meaning given to it in paragraph 47.4(D)(i);

"Earmarked Share Sale Recipient" means an Eligible Member to whom paragraph 47.4(D)(ii) applies;

"Eligible Member" means each person who is a member of SLAC in accordance with the SLAC Regulations immediately prior to the Effective Time, but excluding SL MACS plc and SL MACS (No. 2) plc;

"Eligible Scheme Participant" means a person who (according to the Records at such time before the Effective Date as is determined by SLAC in its discretion) meets each of the following requirements:

(A) the person was a participant in at least one Occupational Pension Scheme throughout the Participant Eligibility Period applicable to that person;

(B) one of the Occupational Pension Scheme Trustees of the Occupational Pension Scheme under which that person is a participant at the end of the Participant Eligibility Period applicable to that participant is the Eligible Member in respect of an Occupational Pension Scheme Policy and that Policy was an Earmarked Policy at the end of the Participant Eligibility Period applicable to that participant;

(C) there was a with profits investment held in relation to that participant under that Earmarked Policy throughout the Participant Eligibility Period applicable to that person;

(D) the participant has not become an Eligible Member in respect of a Participating Policy as a result of the transfer to that Policy of that with profits investment held under that Earmarked Policy because of a winding up or dissolution of the Occupational Pension Scheme holding that Earmarked Policy; and

(E) no person is or was subject to a Supplementary Declaration immediately prior to the Effective Time or immediately prior to the relevant Participant Involuntary Termination (as applicable) in respect of all of the with profits investments held in relation to that participant.

Paragraphs 53.1(B)(ii)(a) and 53.1(B)(ii)(b) shall apply in determining whether the requirements of this definition have been met;

"Fixed Allocation"	means the notional allocation of 185 SL plc Shares required to be made to each Eligible Member on the terms, and subject to the conditions, of this Part E5;
"Form"	means any of an Overseas Pension Scheme Election Form, a Pension Scheme Election Form, a Share Retention Form, a Share Sale Form and a Validation Form (as the context may require);
"Initial Share Sale Facility"	means the facility for the sale of SL plc Shares as part of the IPO Sale (subject to paragraph 52) to be provided by the Sale Nominee, the terms and conditions of which are to be set out in the Share Offer Pack;
"in the agreed form"	means a document agreed or to be agreed between SLAC, SL plc and SLAL (as the context may require);
"Institutional Offer"	means the offer to be made by SL plc to certain institutional and other significant investors to buy SL plc Shares;
"investment"	for the purpose of this Part E5, means payments or contributions of every description, including: (A) increases to premiums (whether by way of regular premium or single premium and whether contractual or otherwise); and (B) all other sums and transfers of sums (including payments *in specie*), in each case which are referable or attributable to any Policy;
"IPO Cash Price"	means the price per SL plc Share at which the SL plc Shares are subscribed for under the Institutional Offer and Retail Offer as part of the IPO Sale;
"IPO Sale"	means the allotment and issue for subscription of SL plc Shares, or sale of SL plc Shares, as part of the Offers following Admission on the Effective Date, to be described in the Prospectus;
"Irish Policy"	means a Policy for which SLAC is the insurer in carrying on its business at any time through its branch established in the Republic of Ireland either by virtue of being the issuer of such Policy or as a result of the transfer of such Policy to SLAC;

"Irish Occupational Pension Scheme Policy"	means an Occupational Pension Scheme Policy for which SLAC is the insurer in carrying on its business at any time through its branch established in the Republic of Ireland either by virtue of being the issuer of such Occupational Pension Scheme Policy or as a result of the transfer of such Occupational Pension Scheme Policy to SLAC;
"Late Validator"	means an Eligible Member who has not Validated in a Timely Manner;
"Matured Non-OPS Policy"	means a Policy (excluding a Policy that is or was held by the trustees (or plan sponsors) of an Occupational Pension Scheme) that held investments that were invested in with profits immediately prior to the event (as recorded in the Records) giving rise to the relevant Non-OPS Involuntary Termination which occurred on or after the Closure Date and before the Relevant Time on the SGM Date, provided that a person was not subject to a Supplementary Declaration immediately prior to the relevant Non-OPS Involuntary Termination in respect of all of the with profits investments held under that Policy;
"Matured OPS Policy"	means a Policy that is or was held by the trustees (or plan sponsors) of an Occupational Pension Scheme that held investments that were invested in with profits immediately prior to the event (as recorded in the Records) giving rise to the relevant OPS Involuntary Termination which occurred on or after the Closure Date and before the Relevant Time on the SGM Date, provided that a person was not subject to a Supplementary Declaration immediately prior to the relevant OPS Involuntary Termination in respect of all of the with profits investments held under that Policy;
"Non-Earmarked Policy"	means an Occupational Pension Scheme Policy that is not an Earmarked Policy;
"Non-Earmarked Sale Shares"	has the meaning given to it in paragraph 47.4(B);
"Non-Earmarked Share Recipient"	means an Eligible Member to whom paragraph 47.4(A) applies;
"Non-Earmarked Shares"	has the meaning given to it in paragraph 47.4(A);
"Non-Earmarked Share Sale Recipient"	means an Eligible Member to whom paragraph 47.4(B) applies;
"Non-OPS Involuntary Termination"	means any of the following: (A) the benefits of a person under a Policy becoming wholly extinguished by an order of any court in relation to

pension sharing; or

(B) the benefits of a person under a Policy becoming payable following either:

(i) the end of the term of the Policy; or

(ii) the acceptance by SLAC of a claim made under the terms of the Policy in relation to either the death of the life assured or any other event whatsoever which SLAC (in its absolute discretion) considers to have been outside the control of such person. Without limitation, such an event may include the taking of retirement benefits and critical illness;

"Non-Permitted Country Member" means an Eligible Member whose last recorded address, as recorded in the Records as at the Relevant Time on the SGM Date, is not in a Permitted Country;

"Occupational Pension Scheme" means any scheme or arrangement (wherever located) relating to an employer to or in respect of employees which is comprised in one or more instruments or agreements under which benefits, in the form of pensions, lump sum or other like benefits, are provided, or to be provided, on retirement, or on death, or in anticipation of retirement, or in connection with past service after retirement or death, or in connection with any change in the nature of the service of an employee (other than accident or death by accident schemes);

"Occupational Pension Scheme Policy" means a Policy held by Occupational Pension Scheme Trustees;

"Occupational Pension Scheme Trustee" means the person who is alone or with other persons the legal owner of one or more Policies by virtue of being the trustee or plan sponsor (as the case may be) of an Occupational Pension Scheme;

"Offers" means the Institutional Offer, Retail Offer and Preferential Offer;

"OPS Amount" has the meaning given to it in paragraph 47.1(B)(ii);

"OPS Involuntary Termination" means any of the following:

(A) the benefits of the last participant invested in with profits under a Policy held by the trustees (or plan sponsors) of an Occupational Pension Scheme:

(i) becoming wholly extinguished by an order of

any court in relation to pension sharing; or

(ii) becoming payable following the acceptance by SLAC of a claim made under the terms of the Policy in relation to the death of that participant or any other event whatsoever which SLAC (in its absolute discretion) considers to have been outside the control of that participant. Without limitation, such an event may include the taking of retirement benefits, but shall not include the winding up or dissolution of the Occupational Pension Scheme; or

(B) a Policy becoming a Wound Up OPS Policy, provided that at least one person who was a participant under the Occupational Pension Scheme which held that Policy has been (or the Records show by reference to paragraphs 53.1(B)(ii)(a) and 53.1(B)(ii)(b) such person to have been) continuously invested in with profits throughout the relevant Participant Eligibility Period under that Policy and that participant has not been issued with a Policy invested in with profits as a result of the winding up or dissolution of that Occupational Pension Scheme;

"OPS Shares" has the meaning given to it in paragraph 47.1(B)(i);

"original participant" has the meaning given to it in paragraph 53.1(B)(ii)(b);

"original policy" has the meaning given to it in paragraph 53.1(B)(ii)(a);

"original sub-fund" has the meaning given to it in paragraph 53.1(B)(ii)(a);

"Overseas Pension Scheme Election Form" means an instruction to be provided in the agreed form for use by an Eligible Member who is a Non-Permitted Country Member in the Required Manner under which that Eligible Member may elect that the OPS Amount to which that Eligible Member is entitled on the terms, and subject to the conditions, of this Part E5 is to be paid pursuant to the provisions of this Part E5;

"Participant Amount" has the meaning given to it in paragraph 51.2(B)(ii);

"Participant Eligibility Period" means, in relation to a person who is or was a participant in an Occupational Pension Scheme, the period from (and including) the later of:

(A) the Relevant Time on the Compensation Calculation Date; or

(B) in the circumstances where an application to become a

participant under an Earmarked Policy was made in the form specified and was received by SLAC on or before the Relevant Time on the Compensation Calculation Date (together with any additional information, declaration, consent or other undertaking required) and that application was accepted by SLAC after the Relevant Time on the Compensation Calculation Date and at or before the Relevant Time on the SGM Date (provided that all or part of the first investment made in relation to that participant was a with profits investment), the allocation date of that first with profits investment,

to (and including):

(i) in relation to a participant in respect of whom there has been a Participant Involuntary Termination on or after the Closure Date, the earlier of:

(a) the date of the event (as recorded in the Records) giving rise to the Participant Involuntary Termination; and

(b) the Relevant Time on the SGM Date; or

(ii) in relation to all other participants, the Relevant Time on the SGM Date.

Paragraphs 53.1(B)(ii)(a) and 53.1(B)(ii)(b) shall apply in determining whether the requirements of this definition have been met;

"Participant Involuntary Termination" means either:

(A) the benefits of a participant under an Occupational Pension Scheme becoming wholly extinguished by an order of any court in relation to pension sharing; or

(B) the benefits of a participant under an Occupational Pension Scheme becoming payable under an Earmarked Policy following the acceptance by SLAC of a claim made under the terms of that Policy in relation to either the death of that participant or any other event whatsoever which SLAC (in its absolute discretion) considers to have been outside the control of such participant. Without limitation, such an event may include the taking of retirement benefits, but such an event shall not include the winding up or dissolution of

the Occupational Pension Scheme;

"Participating Policy" means any Policy that is one of the following:

(A) a Matured Non-OPS Policy;

(B) a Matured OPS Policy; and

(C) in any other case, a Policy (including an Occupational Pension Scheme Policy) that was, at the Relevant Time on the SGM Date, invested in with profits, provided that no person is subject to a Supplementary Declaration immediately prior to the Effective Time in respect of all of the with profits investments held under such Policy,

provided that, in each case, a Matured Non-OPS Policy and a Matured OPS Policy must be a "matured eligible policy" as defined in the SLAC Regulations in force immediately prior to the Effective Time, and a Policy falling within (C) must be an "eligible policy" as defined in the SLAC Regulations in force immediately prior to the Effective Time;

"Pension Scheme Claimant" means a person who (according to the Records at or before the Effective Time, or the records of the relevant New SL Group Member after the Effective Time) is:

(A) an Eligible Scheme Participant who is alive and on or prior to the date of receipt by SLAL of the relevant proceeds from the IPO Sale (or under paragraph 52) either:

(i) is in receipt of annuity payments under the Occupational Pension Scheme in respect of which that person is the Eligible Scheme Participant; or

(ii) has ceased to be a person in relation to whom investments are held under the Earmarked Policy in respect of which that person was an Eligible Scheme Participant; or

(B) the spouse, one of the dependants or one of the personal representatives of an Eligible Scheme Participant, where the Eligible Scheme Participant has died, and a claim made under the terms of the relevant Policy in relation to that death has become payable, on or prior to the date of receipt by SLAL of the relevant proceeds from the IPO Sale (or under paragraph 52);

"Pension Scheme Election Form"	means an instruction to be provided in the agreed form for use by an Eligible Member who is a Permitted Country Member in the Required Manner under which that Eligible Member may elect that the OPS Shares which that Eligible Member receives on the terms, and subject to the conditions, of this Part E5 are: (A) to be sold and the sale proceeds paid to or to the order of the Eligible Member; or (B) to be retained pursuant to the provisions of this Part E5;
"Permitted Country"	means each of Austria, Canada, the Channel Islands, Germany, the Isle of Man, the Republic of Ireland and the United Kingdom;
"Permitted Country Member"	means an Eligible Member whose last recorded address, as recorded in the Records as at the Relevant Time on the SGM Date, is in a Permitted Country;
"Policy"	means (for the purposes of this Part E5 only) a contract entered into by SLAC (including orphan TN certificates and subrogated TN certificates, each as defined in the SLAC Regulations in force immediately prior to the Effective Time), the object of which is within any class or classes of insurance business specified in Schedule 1 to the Regulated Activities Order or any other class or description of insurance, pension, indemnity, annuity or guarantee business;
"Preferential Offer"	means the offer to be made by SL plc to Eligible Members, other SLAC policyholders, SLAC group employees and certain SLAC group customers, who in each case are resident in a Permitted Country, to buy SL plc Shares on a discounted basis;
"Proposal Document"	means the proposal document issued by SLAC to its voting members and certain of its other Policyholders in connection with this Scheme and in accordance with directions of the Court;
"Prospectus"	means the prospectus expected to be published by SL plc in connection with Admission and the IPO Sale;
"PSC Amount"	has the meaning given to it in paragraph 51.2(B)(ii);
"Records"	means the electronic and/or other records of SLAC;
"Relevant Time"	means 11:59 p.m. UK time;
"Required Manner"	means completing and returning a Form to the address specified in that Form so that it is received by the date specified in that Form (or such other method of communicating an

	election pursuant to a Form to the satisfaction of SL plc or SLAC);
"Retail Offer"	means the offer to be made by SL plc to certain individual and other investors (in each case who are not eligible for the Preferential Offer) to buy SL plc Shares;
"Retained Shares"	has the meaning given to it in paragraph 47.2(A);
"Sale Election Recipient"	means an Eligible Member to whom paragraph 47.2(B) applies;
"Sale Election Shares"	has the meaning given to it in paragraph 47.2(B);
"Sale Nominee"	means Computershare Company Nominees Limited (registered in Scotland number SC167175);
"sale proceeds"	means, in relation to a Permitted Country Member, the proceeds of the sale of SL plc Shares as part of the IPO Sale or (where paragraph 52 applies) under that paragraph 52, as adjusted through the application of paragraphs 53.5, 53.6, 56, 57 and 58;
"SGM Date"	means 31 May 2006 or, if later, the date on which the special resolution referred to in the Proposal Document is passed;
"Share Allocation Breakdown Report"	means the statements delivered to persons who are considered to be persons who will be Eligible Members setting out a breakdown of an allocation of SL plc Shares by reference to each individual Policy in respect of which they may be an Eligible Member;
"Share Allocation Statement"	means the statements delivered to persons who are considered to be persons who will be Eligible Members setting out an allocation of SL plc Shares;
"Share Election Recipient"	means an Eligible Member to whom paragraph 47.3(A) applies;
"Share Election Shares"	has the meaning given to it in paragraph 47.3(A);
"Share Nominee"	means Computershare Company Nominees Limited (registered in Scotland number SC167175);
"Share Nominee Service"	means the nominee service to be provided by the Share Nominee to the relevant Eligible Members, the terms and conditions of which are to be set out in the Share Offer Pack;
"Share Offer Pack"	means the pack of documents comprising the relevant Form and the summary of the Prospectus to be distributed to Permitted Country Members shortly after publication of the

	Prospectus;
"Share Recipient"	means an Eligible Member to whom paragraph 47.2(A) applies;
"Share Retention Form"	means an instruction to be provided in the agreed form for use by a Canadian Member in the Required Manner under which that Eligible Member may elect that the SL plc Shares which that Eligible Member receives on the terms, and subject to the conditions, of this Part E5 are to be retained pursuant to the provisions of this Part E5;
"Share Sale Form"	means an instruction to be provided in the agreed form for use by a Permitted Country Member (other than a Canadian Member) in the Required Manner under which that Eligible Member may elect that the SL plc Shares which that Eligible Member receives on the terms, and subject to the conditions, of this Part E5 are to be sold pursuant to the provisions of this Part E5;
"Share Sale Recipient"	means an Eligible Member to whom paragraph 47.3(B) applies;
"SLAC Regulations"	means the regulations of SLAC in force from time to time pursuant to section 14 of the Standard Life Assurance Company Act 1991;
"SL MACS plc"	means SL MACS plc (registered in England and Wales number 04725701);
"SL MACS (No. 2) plc"	means SL MACS (No. 2) plc (registered in England and Wales number 05233313);
"Stanplan V Policy"	means a Policy issued by SLAC to Standard Life Trustee Company Limited (registered in Scotland number SC076046) in its capacity as trustee of Stanplan V;
"subscription proceeds"	means, in relation to a Non-Permitted Country Member, the proceeds from the allotment and issue of SL plc Shares for subscription as part of the IPO Sale or (where paragraph 52 applies) under that paragraph 52, as adjusted through the application of paragraphs 53.5, 53.6, 56, 57 and 58;
"successor participant"	has the meaning given to it in paragraph 53.1(B)(ii)(b);
"successor policy"	has the meaning given to it in paragraph 53.1(B)(ii)(a);
"successor sub-fund"	has the meaning given to it in paragraph 53.1(B)(ii)(a);
"Supplementary Declaration"	means a declaration or agreement on such terms and subject to such conditions as SLAC may from time to time determine to the effect that a person will not be entitled to compensation for

loss of membership rights should SLAC demutualise. A person is "**subject to a Supplementary Declaration**" in respect of a particular with profits investment if:

(A) a Supplementary Declaration has been signed or has otherwise been executed by or on behalf of a person; or

(B) a Supplementary Declaration is included in a person's application for a Policy or is contained in any other documentation relating to that person's Policy; or

(C) that person has otherwise agreed to be or become bound by a Supplementary Declaration,

in each case in respect of a particular with profits investment and such person has not been released from the application of such Supplementary Declaration or the period for which the relevant Supplementary Declaration applies has not expired, in each case immediately prior to the Effective Time;

"**Total Variable Allocation**" means the aggregate of all Variable Allocations (if any) required to be notionally allocated to an Eligible Member on the terms, and subject to the conditions, of this Part E5;

"**Trustee of the Unclaimed Assets Trust**" means the trustee of the Unclaimed Assets Trust and any successor of such trustee;

"**UK Occupational Pension Scheme Policy**" means an Occupational Pension Scheme Policy for which SLAC is the insurer in carrying on its business at any time in the United Kingdom (which expression shall include, for the purposes of this definition, the Channel Islands and the Isle of Man) either by virtue of being the issuer of such Occupational Pension Scheme Policy or as a result of the transfer of such Occupational Pension Scheme Policy to SLAC;

"**UK Policy**" means a Policy for which SLAC is the insurer in carrying on its business at any time in the United Kingdom (which expression shall include, for the purposes of this definition, the Channel Islands and the Isle of Man) either by virtue of being the issuer of such Policy or as a result of the transfer of such Policy to SLAC;

"**Unclaimed Assets Trust**" means the trust deed to be entered into between the Trustee of the Unclaimed Assets Trust and SL plc on or about the Effective Date in the form, or substantially the form, set out in Appendix B (*Unclaimed Assets Trust*);

"**Unclaimed Non-Earmarked Retained** has the meaning given to it in paragraph 47.4(C)(i);

Shares"

"Unclaimed Non-Earmarked Sale Shares" has the meaning given to it in paragraph 47.4(C)(ii);

"Unclaimed Retained Shares" has the meaning given to it in paragraph 47.2(C);

"Unclaimed Sale Shares" has the meaning given to it in paragraph 47.3(C);

"Unitised Participating Policy" means a Participating Policy that is a Unitised With Profit Policy;

"Validated in a Timely Manner" means that either of SLAC or SL plc, as applicable, has received a Validation Form in the Required Manner or that a person is an Eligible Member whose personal and Policy details have otherwise been confirmed or updated for the purposes of receiving a demutualisation entitlement in some other manner to the satisfaction of either of SLAC or SL plc, in all cases in sufficient time before the Effective Date for the Records of SLAC to be confirmed or updated in relation to the relevant Eligible Member;

"Validation Form" means any of the following:

(A) the "confirmation of details" form sent to members of SLAC following Standard Life's public announcement of 17 October 2005;

(B) the voting form to be used at the special general meeting of SLAC on the SGM Date;

(C) the Pension Scheme Election Form;

(D) the Overseas Pension Scheme Election Form;

(D) the Share Sale Form;

(E) the Share Retention Form; or

(F) such other validation or "confirmation of details" form in the agreed form under which a member of SLAC is required to confirm or update personal and Policy details;

"Variable Allocation" means the notional allocation (if any) of SL plc Shares required to be made to an Eligible Member on the terms, and subject to the conditions, of this Part E5 as determined by reference to a Participating Policy in respect of which that person is an Eligible

Member, in accordance with paragraph 45.1;

"**with profits investment**" *or* "**invested in with profits**"	*means an investment giving rise to an entitlement to receive a* share of SLAC's profits on the basis of the investment being applied in a fund to which some or all of SLAC's profits are or are to be credited; and
"**Wound Up OPS Policy**"	means an Irish Policy or UK Policy held by the trustees of an Occupational Pension Scheme that was invested in with profits immediately prior to the winding up or dissolution of that Occupational Pension Scheme on or after the Closure Date but before the Relevant Time on the SGM Date, provided that no person was subject to a Supplementary Declaration immediately prior to the winding up or dissolution of the Occupational Pension Scheme in respect of all the with profits investments held under that Policy.

Part F6 – Island Businesses

64. Guernsey Business

At and with effect from the Guernsey Effective Time:

(A) Guernsey Policies shall be treated for all purposes of this Scheme as if they are Transferred Policies;

(B) Guernsey Assets shall be treated for all purposes of this Scheme as if they are Transferred Assets; and

(C) Guernsey Liabilities shall be treated for all purposes of this Scheme as if they are Transferred Liabilities.

65. Jersey Business

At and with effect from the Jersey Effective Time:

(A) Jersey Policies shall be treated for all purposes of this Scheme as if they are Transferred Policies;

(B) Jersey Assets shall be treated for all purposes of this Scheme as if they are Transferred Assets; and

(C) Jersey Liabilities shall be treated for all purposes of this Scheme as if they are Transferred Liabilities.

66. Canada Business

66.1 At and with effect from the Canadian Stacking Policies Effective Time:

(A) Canadian Stacking Policies shall be treated for all purposes of this Scheme as if they are Transferred Policies which are NPF Policies;

(B) Canadian Stacking Policies Assets shall be treated for all purposes of this Scheme as if they are Transferred Assets; and

(C) Canadian Stacking Policies Liabilities shall be treated for all purposes of this Scheme as if they are Transferred Liabilities.

66.2 If, following the Effective Time: (i) all necessary regulatory consents and approvals are obtained for the transfer by SLAC to SLAL (or the assumption by SLAL) of all or part of the Canadian Structured Settlements Business; and (ii) each of SLAC and SLAL shall have agreed the terms upon which such transfer or assumption shall be effected, then with effect from the date or dates on which the SLAC Board and the SLAL Board shall have resolved that such transfer (or assumption) shall take effect:

(A) the Canadian Structured Settlements (or such part thereof as is so transferred or assumed) shall be treated for all purposes of this Scheme as if they are Transferred Policies;

(B) the Canadian Structured Settlements Assets (or such part thereof as is so transferred or assumed) shall be treated for all purposes of this Scheme as if they are Transferred Assets; and

(C) the Canadian Structured Settlements Liabilities (or such part thereof as is so transferred or assumed) shall be treated for all purposes of this Scheme as if they are Transferred Liabilities,

subject to, and in accordance with the terms of the applicable transfer (or assumption) documentation entered into in the form agreed between SLAC and SLAL.

66.3 If all or part of the Canadian Structured Settlements Business is transferred to, or assumed by, SLAL in accordance with paragraph 66.2:

(A) the Canadian Structured Settlements and the Canadian Structured Settlement Liabilities (or, in each case, such part thereof so transferred or assumed) shall each be allocated to a SLAL Fund selected by the SLAL Board (having regard to the advice of the SLAL Actuary) other than the With Profits Fund;

(B) such proportion of the Canadian Structured Settlements Assets as is determined by the SLAL Board (having regard to the advice of the SLAL Actuary and the SLAL WP Actuary) as being necessary to back the Canadian Structured Settlements Liabilities shall be allocated to the SLAL Fund selected by the SLAL Board pursuant to paragraph 66.3(A); and

(C) subject to paragraph 66.3(B), all other Canadian Structured Settlements Assets shall be allocated to the With Profits Fund.

66.4 Where paragraph 66.3 applies, the Canadian Structured Settlements Assets may be allocated to SLAL Funds other than as specified in paragraphs 66.3(B) and 66.3(C) only if any alternative allocation proposed by the SLAL Board is approved by the SLAL WP Actuary.

Part H8 – General Provisions

67. The Effective Time

67.1 This Scheme shall become effective once:

(A) a Court Order shall have been made;

(B) the Listing Condition shall have been satisfied; and

(C) the SLAC Board shall have resolved that this Scheme shall become effective.

67.2 If this Scheme has not become effective under paragraph 67.1 on or before 31 December 2006 (or such later date as the Court may allow upon the application of SLAC), it shall lapse.

68. Compliance certificate

SLAL shall cause to be delivered to the Regulator:

(A) on or before the date on which SLAL submits its first annual return to the Regulator in respect of its Long Term Business after the Effective Date, a certificate in writing from the SLAL Board stating whether or not the provisions of Part C3 have been complied with (and, if not, detailing the respects in which such provisions have not been complied with); and

(B) *on or before the date in each year on which the annual return is submitted to* the Regulator by SLAL in respect of its Long Term Business, a certificate in writing from the SLAL Board, stating whether or not the provisions of: (i) Part D4; and (ii) paragraph 9 and Schedule 4 (*Mortgage Endowment Promise*) have been complied with since the date of the last such certificate or, in the case of the first such certificate, since the Effective Time (and, if not, detailing the respects in which such provisions have not been complied with).

69. Third party rights

69.1 Subject to paragraph 69.2, it is not intended that any person who is not a party to this Scheme may enforce any of its terms (whether pursuant to the Contracts (Rights of Third Parties) Act 1999 or otherwise).

69.2 Any person entitled to demutualisation entitlements under the terms and subject to the conditions of Part E5 may enforce the terms of Part E5 but only to the extent that such person shall be bound by the provisions of this Scheme and provided that the right of any such person shall not in any way or at any time prevent SLAC and SL plc (before the Effective Time) or SLAL and SL plc (after the Effective Time) from varying the provisions of this Scheme.

70. Variations

70.1 Subject to paragraph 70.3, prior to the grant of the Court Order, SLAC and SLAL together may consent for and on behalf of the persons bound by this Scheme and all other persons concerned to any variation of this Scheme or to the Agreed Form Documents which the Court may approve or impose.

70.2 Subject to paragraph 70.3, SLAL may, after the grant of the Court Order:

(A) vary this Scheme if and to the extent that the provision to which the proposed variation applies expressly permits such variation;

(B) vary this Scheme with the approval of the SLAL WP Actuary where the proposed variation is necessary to correct a manifest error;

(C) vary this Scheme with the approval of the SLAL WP Actuary and the Regulator where the proposed variation is reasonably considered by the SLAL Board to be necessary to ensure that the provisions of this Scheme operate in the intended manner (where the provision to which the proposed variation applies will (or is likely to be) materially affected by a variation or proposed variation to the FSA Handbook or other applicable legislation or regulations); and

(D) apply to the Court for consent to vary the terms of this Scheme, provided that in any such case:

(i) the Regulator shall be notified of, and have the right to be heard at, any hearing of the Court at which the application is considered; and

(ii) the application shall be accompanied by a certificate from an independent expert (such independent expert to be selected and appointed by the SLAL Board with the approval of the Regulator) to the effect that, in his opinion, the proposed variation will not materially and adversely affect the reasonable expectations of the holders of Transferred Policies.

70.3 Any variation to Part E5 proposed to be made pursuant to paragraph 70 shall be subject to the consent of SL plc. Part E5 may also be varied in accordance with paragraph 59.

70.4 Each of the Agreed Form Documents may be varied by the parties to it, provided that such variation accords with the terms of the relevant agreement and applicable legislation and regulations.

Part I9 – Agreed Form Documents

71. Agreed Form Documents

71.1 Following the Court Order being made and on or prior to the Effective Time:

(A) the SLIF EB Annuities Reinsurance Agreement shall be executed by SLAL and SLIF; and

(B) SL plc shall (and shall procure that the trustee or trustees of the Unclaimed Assets Trust shall) execute the Unclaimed Assets Trust.

Schedule 1 – Core Principles

1. Introduction

The Core Principles are set out below.

2. Investment policy and bonus philosophy

2.1 The investment policy of the With Profits Fund and the bonus philosophy in respect of WPF With Profits Policies shall be determined by the SLAL Board (having regard to the advice of the SLAL WP Actuary).

2.2 The investment policy for the With Profits Fund and the bonus philosophy in respect of WPF With Profits Policies (including the determination of Asset Shares, deductions from Asset Shares for the assessed cost of guarantees and smoothing policy) shall:

(A) be determined as those which would be appropriate to a mutual company (the "**Notional Company**") which:

(i) has the assets and liabilities of the With Profits Fund, excluding the liability to transfer Recourse Cashflows to the Surplus Transfer Fund pursuant to paragraph 30 of this Scheme and any liability in respect of the obligation under paragraph 4 of this Schedule 1 (*Core Principles*) to distribute the residual estate over time as enhancements to final bonuses, plus assets with a value equal to the amount (if any) recorded in the Further Capital Support Account and of a nature to be determined by the SLAL Board (acting reasonably and having regard to the advice of the SLAL WP Actuary); and

(ii) has, in addition and irrespective of whether or not SLAL actually has any innovative tier one or tier two capital (and, for the avoidance of doubt, nothing in this Scheme shall oblige SLAL to hold such capital or any part of such capital), further capital available to cover its capital resources requirement and meet its capital needs (subject to regulatory limits as apply from time to time to such capital) equal to:

(a) innovative tier one capital equal to the lesser of £579 million and 20% of its capital resources requirement;

(b) upper tier two capital with a value equal to the lesser of £505 million and 17% of its capital resources requirement; and

(c) lower tier two capital equal to the lesser of £526 million and 18% of its capital resources requirement;

(B) have regard to the nature of the liabilities of the With Profits Fund including the guarantees on WPF With Profit Policies and, in particular, seek to match the liabilities in respect of Policies which are not With Profits Policies and which are allocated to the With Profits Fund with assets of an appropriate nature and term; and

(C) have regard to the reasonable expectations of the holders of WPF With Profits Policies (if applicable, as varied by this Scheme) and the duty to treat them fairly.

2.3 The bonus philosophy in respect of WPF With Profits Policies shall recognise the intention that regular bonuses should be declared at levels which do not unduly constrain investment freedom and the prospects for declaration of final bonuses.

3. Use of Asset Shares

3.1 In order to ensure equity between different groups of WPF With Profits Policies, other than for minor classes of With Profits Policies where alternative methods may be used, final bonus rates in respect of such Policies shall be determined in accordance with the PPFM by reference to Asset Shares. Subject to amendment only in respect of errors or omissions, these Asset Shares will be the Asset Shares in the records maintained by SLAC immediately prior to the Effective Time. These Asset Shares shall be accumulated after the Effective Time in accordance with the PPFM but in a manner which:

(A) has regard to the reasonable expectations of the holders of WPF With Profits Policies (if applicable, as varied by this Scheme);

(B) has regard to SLAC's Asset Share methodology as set out in the PPFM for SLAC immediately prior to the Effective Date; and

(C) reflects the financial position, performance and experience of the WPF With Profits Policies and the assets backing the Asset Shares of such Policies.

3.2 For the avoidance of doubt, the Asset Shares at the Effective Time may be adjusted after the Effective Time for variations between assumed and actual historic experience to the extent that this is consistent with the PPFM and the reasonable expectations of the holders of WPF With Profits Policies (if applicable, as varied by this Scheme).

3.3 Other than for minor classes of With Profits Policies, subject to the effect of any smoothing implemented pursuant to the PPFM, and before allowing for additional final bonus (if any) arising from the distribution of any residual estate, payouts at maturity and on the vesting of WPF With Profits Policies shall in aggregate, over time, be targeted on Asset Shares.

4. Role of the residual estate

4.1 The primary role of the residual estate is to ensure a prudent amount is retained in the With Profits Fund in respect of any amounts which may be charged to the With Profits Fund in accordance with this Scheme, including:

(A) amounts chargeable to the With Profits Fund under paragraphs 17.2 and 41 of this Scheme, except to the extent that such amounts are properly charged to Asset Shares in accordance with the PPFM;

(B) losses that may arise because of increases in the expected cost of guarantees or smoothing that cannot be recouped by deductions from Asset Shares made in accordance with the PPFM; and

(C) other liabilities attributable to the With Profits Fund.

4.2 To the extent that the SLAL Board is satisfied that the residual estate exceeds that required to meet its primary role as set out in paragraph 4.1 of this Schedule 1 (*Core Principles*), the excess residual estate shall be distributed over time in as fair and equitable manner as is practicable as an enhancement to final bonus payable on the remaining WPF With Profits Policies. So far as reasonably practicable, such distribution will be restricted to WPF With Profits Policies which are Transferred Policies.

4.3 Should the residual estate be exhausted, any amounts listed in paragraph 4 of this Schedule 1 (*Core Principles*) that would normally be chargeable to the residual estate shall be met from Recourse Cashflows which would otherwise be transferred to a Surplus Transfer Fund subject to and in accordance with paragraph 30 of this Scheme.

5. Variations to these Core Principles

5.1 Paragraph 2.2(A) of this Schedule 1 (*Core Principles*) may be varied if the FSA Handbook, or other applicable regulation or legislation, is varied and this results in a change to either:

(A) the regulatory limits on the extent to which the innovative tier one, upper tier two or lower tier two capital set out in paragraph 2.2(A)(ii) of this Schedule 1 (*Core Principles*) is available to cover the capital resources requirement of the Notional Company; or

(B) a variation to the type of securities or other instruments that can represent innovative tier one, upper tier two or lower tier two capital

provided that any such variation:

(i) has been approved by each of the SLAL Board, the SLAL WP Actuary and an independent expert appointed by the SLAL Board with the agreement of the Regulator;

(ii) is consistent with the reasonable expectations of holders of WPF With Profits Policies and PRIN 6; and

(iii) has been communicated to the Regulator and either the Regulator has not objected to the variation within three months of receiving such communication or the Regulator has given earlier confirmation that it has no objection to the variation.

Schedule 2 – Additional Expenses

1. In this Schedule 2 (*Additional Expenses*) the "**German Additional Expense Policies**" are Policies or new business written by the German branch of SLAC or SLAL other than Indax Andante, Indax Allegro, Freelax Sofort Vollgarantier, Freelax Sofort Überschußbeteiligt, Aktien Rente, Private Plus, Job Plus and KlassikPlus Policies where such Policies and new business are:

   (A) (i) Transferred Policies which are WPF Policies, and (ii) Excluded Polices which would, had they been Transferred Policies, have been WPF Policies; and

   (B) new business written in the With Profits Fund pursuant to paragraph 28.1 (other than business falling within paragraph 23.1) and paragraph 28.2 of this Scheme.

2. The amounts in respect of additional expenses debited from the With Profits Fund pursuant to paragraph 34 are amounts determined monthly in respect of each German Additional Expense Policy by reference to:

   (A) a percentage of the unallocated Premium for the applicable Policy in the relevant period set out below. The unallocated Premium is the part of the Premium in respect of the relevant Policy not applied or applicable to With Profits Units; plus

   (B) a percentage of the standard initial commission amount payable in the relevant period set out below. The standard initial commission shall, in respect of the relevant German Additional Expense Policy, be calculated at the point an increase to regular premiums generates a new initial commission payment, or a new single premium is paid to an existing policy. The standard initial commission amount payable shall disregard: (i) any discretionary increase in initial commission which is offered to intermediaries and other sales agents; (ii) any reduction in initial commission as a result of an intermediary or sales agent waiving part or all of their initial commission to enhance policyholders premiums or benefits; and (iii) any initial commission reclaimed from an intermediary or sales agent.

	2006	**2007**	**2008**	**2009 and each subsequent year thereafter**
% of Unallocated Premium	74%	55%	44%	34%
% of Initial Commission	4%	4%	4%	4%

The percentages above are fixed from and including 2009 onwards.

Schedule 3 – Reference Period Transfer Amount

1. Components of Reference Period Transfer Amount

For each Reference Valuation Period, the Reference Period Transfer Amount shall be:

(A) the sum of the "**Recourse Cashflow**" (or "**RCF**") in respect of:

(i) the CNP Protection and Miscellaneous – Life (UK) Block;

(ii) the CNP Protection and Miscellaneous – Pensions (UK) Block;

(iii) the CNP Deferred Annuities – Life (UK) Block;

(iv) the CNP Deferred Annuities – Pensions (UK) Block;

(v) the Unitised Life (UK) Block;

(vi) the Unitised Pensions (UK) Block;

(vii) CNP Life (Net Fund) (Ireland) Block;

(viii) CNP Life (Gross Roll-Up Fund) (Ireland) Block;

(ix) CNP Pensions (Ireland) Block;

(x) Unitised Pensions (Ireland) Block;

(xi) Unitised Life (Net Fund) (Ireland) Block; and

(xii) Unitised Life (Gross Roll-Up Fund) (Ireland) Block,

(each, a "**Defined Block**"); plus

(B) any Reference Period Securitisation Receipts; less

(C) any Reference Period Securitisation Payments.

2. Recourse Cashflow calculations

For the purposes of:

(A) paragraphs 1(A)(i) to (iv), (vii), (viii) and (ix), "**RCF**" for the relevant Defined Block shall be calculated in accordance with the following formula:

RCF = (P – C – EXP – COMM) x (1 + i/2) – (V1 – (1 + i) x V0)

where:

P = the total Premiums paid in respect of all Defined Block Policies during the Reference Valuation Period.

C = claims in respect of all Defined Block Policies during the Reference Valuation Period, including any amount payable in respect of waiver of Premium benefit under a Defined Block Policy.

EXP = initial, renewal and termination expenses attributable to Defined Block Policies during the Reference Valuation Period, as calculated in accordance with paragraph 34; reduced to allow for the Tax relief expected to be obtained by the With Profits Fund on these expenses. The allowance for Tax relief will be made by applying a percentage reduction to EXP equal to the policyholder rate of Taxation applicable during the Reference Valuation Period. Should this rate of Taxation change between the end of the Reference Valuation Period and the end of the period in which the relevant Tax relief is actually obtained or obtainable on any element of EXP as a result of a requirement to spread such Tax relief over a period, then EXP in respect of the Reference Valuation Period in which the change of Tax rate occurs will include an adjustment to reverse any over or under allowance for Tax relief in respect of EXP in earlier Reference Valuation Periods.

COMM = all commissions payable in respect of Defined Block Policies during the Reference Valuation Period (net of any commission clawback allocated to the With Profits Fund), reduced to allow for the Tax relief expected to be obtained on these commissions, and excluding any remuneration payable to directors, officers or employees of SL Direct or SLESL. The allowance for Tax relief, and any adjustment to such allowance in subsequent Reference Valuation Periods, will be determined using the same methodology described above for EXP.

V0 = mathematical reserves held in respect of all Defined Block Policies at the beginning of the Reference Valuation Period.

V1 = mathematical reserves held in respect of all Defined Block Policies at the end of the Reference Valuation Period, calculated using the same gross valuation rates of interest as for V0 but otherwise using the valuation basis applicable at the end of the Reference Valuation Period (including any adjustment applied to the gross valuation rate of interest to allow for the effect of policyholder Taxation).

I = a weighted average of the valuation rates of interest in respect of each of the relevant reserves contained in V0. The relative weightings attaching to each individual valuation interest will be the amounts of the associated reserves included in V0.

Each component of the above formula is to be extracted from the records or other relevant data supporting the accounts, balance sheets, abstracts and

statements (as appropriate) required to be submitted by SLAL pursuant to Chapter 9 of IPRU (INS).

(B) paragraphs 1(A)(v), (vi), (x), (xi) and (xii), "**RCF**" shall be calculated in accordance with the following formula:

$$RCF = (P - IP + AMC + UC - REB - EXP - COMM - CLS + SP) \times (1 + i/2) - (V'1 - V'0 \times (1 + i))$$

where:

P = the total Premiums paid in respect of the Defined Block Policies during the Reference Valuation Period.

IP = the element of P allocated to Unit Linked Units or With Profits Units. For Premiums allocated to Initial Units the IP will also reflect the application of an actuarial funding factor to reduce the unit liability.

AMC = annual management charges levied in respect of Unit Linked Units, and the equivalent management deductions in respect of With Profits Units, during the Reference Valuation Period.

UC = any other charges or deductions taken in respect of Unit Linked Units or With Profits Units during the Reference Valuation Period, whether by the cancellation of such units or otherwise.

REB = rebated charges or rebated deductions credited to Defined Block Policies during the Reference Valuation Period, either in the form of an allocation of Unit Linked Units or in the form of a credit to the asset share of With Profits Units.

EXP = (A) initial, renewal and termination expenses attributable to Defined Block Policies during the Reference Valuation Period, as calculated in accordance with paragraph 34; plus (B) investment expenses attributable to Defined Block Policies during the Reference Valuation Period, as calculated in accordance with paragraph 34; but only if and to the extent that such investment expenses are in respect of the assets backing the unit liabilities of Unit Linked Units or the asset shares representing the investment element of With Profits Policies (and excluding for this purpose any investment expenses levied directly on Unit Linked Units by unit price adjustment or by adjustment to the investment return allocated to Asset Shares, such as dealing fees, stamp duty and custodian fees). EXP will be reduced to allow for the Tax relief expected to be obtained by the With Profits Fund on these expenses. The allowance for Tax relief will be made by applying a percentage reduction to EXP equal to the policyholder rate of Taxation applicable during the Reference Valuation Period. Should this rate of Taxation change between the end of the Reference Valuation Period and the end of the period in which the relevant Tax relief is actually obtained or obtainable on any element of EXP as a result of a requirement to spread such Tax relief over a period, then EXP in respect of the

Reference Valuation Period in which the change of Tax rate occurs will include an adjustment to reverse any over or under allowance for Tax relief in respect of EXP in earlier Reference Valuation Periods.

COMM = all commissions payable in respect of Defined Block Policies during the Reference Valuation Period (net of any commission clawback allocated to the With Profits Fund), reduced to allow for the Tax relief expected to be obtained on these commissions, and excluding any remuneration payable to directors, officers or employees of SL Direct or SLESL. The allowance for Tax relief, and any adjustment to such allowance in subsequent Reference Valuation Periods, will be determined using the same methodology described above for EXP.

CLS = the claim strain arising on all Defined Block Policies in the Reference Valuation Period for claims arising on death or critical illness (excluding amounts paid in respect of with profits bonds on death). This will be the amount of the claim for the whole Defined Block Policy that is in excess of the value, at the time of the death or relevant claim, of any Unit Linked Units and any With Profits Units (after applying any terminal bonus and any unit price adjustment).

SP = contractual surrender penalties paid during the Reference Valuation Period in respect of all Defined Block Policies, excluding surrender penalties applied to holdings of Initial Units.

I = a weighted average of the valuation rates of interest in respect of each of the reserves contained in V'0. The relative weightings attached to each individual valuation interest rate will be the amounts of the associated reserves included in V'0.

V'0 = sterling reserves held in respect of Defined Block Policies, and rider benefit reserves, at the beginning of the Reference Valuation Period.

V'1 = sterling reserves in respect of Defined Block Policies, and rider benefit reserves, at the end of the Reference Valuation Period, calculated using the same gross valuation rates of interest as for V'0 but otherwise using the valuation basis applicable at the end of the Reference Valuation Period (including any adjustment applied to the gross valuation rate of interest to allow for the effect of policyholder Taxation).

Each component of the above formula is to be extracted from the records or other relevant data supporting the accounts, balance sheets, abstracts and statements (as appropriate) required to be submitted by SLAL pursuant to Chapter 9 of IPRU (INS).

3. Other Definitions

(A) For the purposes of paragraph 1(B), "**Reference Period Securitisation Payments**" means the payments due and payable by SLAL to the relevant

counterparty in the Reference Valuation Period pursuant to any Contingent RCF Loan.

(B) For the purposes of paragraph 1(C), "**Reference Period Securitisation Receipts**" means an amount calculated by application of the following formula:

$$\text{Loan proceeds x } (1+i)^t$$

where:

Loan proceeds *are the receipts of any Contingent RCF Loan (net of any* expenses charged to the With Profits Fund);

t is the number of days from and including the receipt of the Contingent RCF Loan to and excluding the last day on the Reference Valuation Period, divided by 365; and

I is an amount equivalent to notional interest at LIBOR – 15 basis points, expressed as a decimal, on the date on which the proceeds of the Contingent RCF Loan are received.

(C) In this Schedule 3 (*Reference Period Transfer Amount*) (including the Appendix to this Schedule 3 (*Reference Period Transfer Amount*)), the following definitions apply:

(i) "**Policies**" means:

(a) Transferred Policies which are WPF Policies, and Excluded Policies which would, had they been Transferred Policies, have been WPF Policies;

(b) new business written in or allocated to the With Profits Fund pursuant to paragraph 28.2 of this Scheme; and

(c) if, and only if, the SLAL Board so elects new business written in or allocated to the With Profits Fund pursuant to paragraph 28.1 of the Scheme,

but excluding in all cases new business written pursuant to paragraph 23.1. The Policies in respect of categories (i) to (vi) under the heading "Defined Block" in the Appendix to this Schedule 3 (*Reference Period Transfer Amount*) are only Policies written by SLAC or SLAL (other than SLAC or SLAL's Republic of Ireland, German or Canadian Branches) and categories (vii) to (xii) under the heading "Defined Block" in the Appendix to this Schedule 3 (*Reference Period Transfer Amount*) are only Policies written by the Republic of Ireland Branch of SLAC or SLAL, and "**Policy**" shall be construed accordingly;

(ii) "**CNP Protection and Miscellaneous – Life (UK) Block**" means the Policies identified as being attributable to such block in the appendix to this Schedule 3 (*Reference Period Transfer Amount*);

(iii) "**CNP Protection and Miscellaneous – Pensions (UK) Block**" means the Policies identified as being attributable to such block in the appendix to this Schedule 3 (*Reference Period Transfer Amount*);

(iv) "**CNP Deferred Annuities – Life (UK) Block**" means the Policies identified as being attributable to such block in the appendix to this Schedule 3 (*Reference Period Transfer Amount*);

(v) "**CNP Deferred Annuities – Pensions (UK) Block**" means the Policies identified as being attributable to such block in the appendix to this Schedule 3 (*Reference Period Transfer Amount*);

(vi) "**Unitised Life (UK) Block**" means the Policies identified as being attributable to such block in the appendix to this Schedule 3 (*Reference Period Transfer Amount*);

(vii) "**Unitised Pensions (UK) Block**" means the Policies identified as being attributable to such block in the appendix to this Schedule 3 (*Reference Period Transfer Amount*);

(viii) "**CNP Life (Net Fund) (Ireland) Block**" means the Policies identified as being attributable to such block in the appendix to this Schedule 3 (*Reference Period Transfer Amount*);

(ix) "**CNP Life (Gross Roll-Up Fund) (Ireland) Block**" means the Policies identified as being attributable to such block in the appendix to this Schedule 3 (*Reference Period Transfer Amount*);

(x) "**CNP Pensions (Ireland) Block**" means the Policies identified as being attributable to such block in the appendix to this Schedule 3 (*Reference Period Transfer Amount*);

(xi) "**Unitised Pensions (Ireland) Block**" means the Policies identified as being attributable to such block in the appendix to this Schedule 3 (*Reference Period Transfer Amount*);

(xii) "**Unitised Life (Net Fund) (Ireland) Block**" means the Policies identified as being attributable to such block in the appendix to this Schedule 3 (*Reference Period Transfer Amount*);

(xiii) "**Unitised Life (Gross Roll-Up Fund) (Ireland) Block**" means the Policies identified as being attributable to such block in the appendix to this Schedule 3 (*Reference Period Transfer Amount*);

(xiv) "**Initial Unit**" means any Unit Linked Unit or With Profits Unit which is, in accordance with the terms of the relevant Policy, allocated during an initial period following the relevant Policy being written and which is subject to:

(a) regular charges in addition to the charges ordinarily levied on Unit Linked Units or With Profits Units in respect of the relevant Policy; and/or

(b) additional charges which are levied if the relevant Policy is surrendered;

(xv) "**Basic Life Assurance and General Annuity Business Fund**" means the fund of that name as maintained by SLAL for the purposes of SLAL's tax computations;

(xvi) "**CNP Policy**" means a Policy no part of which is:

(a) a With Profits Policy; or

(b) a Property-Linked Policy;

(xvii) "**CWP Policy**" means any Policy or any part of a Policy in respect of which the relevant Policyholder is eligible to participate in any part of any established surplus other than by reference to With Profits Units notionally allocated to that Policy;

(xviii) "**Unitised Policy**" means a Policy any part of which is

(a) a Unitised With Profits Policy; or

(b) a Property-Linked Policy,

providing that such Policy or part thereof is not (1) a CWP Policy or (2) a Policy under which a non profit endowment or non profit deferred annuity benefit is provided or (3) a Capital Accumulation Policy;

(xix) "**New Basis Life Fund**" means the fund of that name as maintained by SLAL for the purposes of SLAL's tax computations;

(xx) "**Old Basis Fund**" means the fund of that name as maintained by SLAL for the purposes of SLAL's tax computations;

(xxi) "**Pensions Business Fund**" means the fund of that name as maintained by SLAL for the purposes of SLAL's tax computations;

(xxii) all references to "**Defined Block Policies**" shall be deemed to refer to Policies in the relevant Defined Blocks; and

(xxiii) any adjustments for "**Tax relief**" shall be made on a fair and reasonable basis which is consistent with the basis applied in charging or crediting the With Profits Fund with Taxation pursuant to paragraph 39 of this Scheme.

4. Interpretation

(A) For the purposes of this Schedule 3 (*Reference Period Transfer Amount*), all Recourse Cashflow calculations shall be made on the basis that any amounts payable or receivable by the With Profits Fund pursuant to reassurances accepted or ceded shall be added to or deducted from (as appropriate) the relevant RCF component, save that any amounts payable or receivable pursuant to reinsurance agreements with SLIF (including the SLIF EB ULP Reinsurance Agreement and the SLIF EB ULL Reinsurance Agreement) shall be disregarded.

(B) If there is any doubt as to whether:

(i) any amount is properly attributable to a component of any Recourse Cashflow, the SLAL Board may determine whether it shall be so attributed; or

(ii) any Policy is included or excluded from any Defined Block, the SLAL Board may (having regard to the advice of the SLAL WP Actuary) determine whether it shall be so included or excluded.

(C) Where any new business is written in the With Profits Fund pursuant to paragraph 28 of this Scheme, the SLAL Board (having regard to the advice of the SLAL WP Actuary) shall determine whether or not such business shall be included or excluded from the Defined Blocks.

Appendix (Schedule 3) – Defined Blocks

Defined Block	Policies attributable to Defined Block
(i) CNP Protection and Miscellaneous – Life (UK) Block	CNP Policies of the following types written in the Basic Life Assurance and General Annuity Business Fund:- Term Assurance Whole of Life Lifetime Protection Series Homebuilder Mortgage Protection Plan Contingent Assurance Renewable / Convertible Term Assurance Miscellaneous Conventional Non Profit Savings Capital Accumulation Endowment Assurance Pure Endowment
(ii) CNP Protection and Miscellaneous – Pensions (UK) Block	CNP Policies of the following types written in the Pensions Business Fund:- Term Assurance Group Death In Service Contingent Assurance Capital Accumulation Endowment Assurance Pure Endowment
(iii) CNP Deferred Annuities – Life (UK) Block	CNP Policies of the following types written in the Basic Life Assurance and General Annuity Business Fund:- Deferred Annuity

(iv) CNP Deferred Annuities – Pensions (UK) Block	CNP Policies of the following types written in the Pensions Business Fund:- Deferred Annuity Bulk Buy-out Deferred Annuity
(v) Unitised Life (UK) Block	Unitised Policies of the following types written in the Basic Life Assurance and General Annuity Business Fund:- Capital Investment Bond With Profits Bond Homeplan Special Investment Bond (Peppercorn) Regular Investment Bond Unit Endowment Versatile Investment Plan Variable Investment Bond Variable Protection Plan
(vi) Unitised Pensions (UK) Block	Unitised Policies of the following types written in the Pensions Business Fund:- Executive Pension Plan Small Self Administered Scheme Personal Pension Plan (PPL) Castle Personal Pension Series Personal Pension Plan One Personal Pension Flex Stakeholder Pension Plan Phased Retirement Plan

	Flexible Pension Plan Pension Fund Withdrawal Plan Free Standing Additional Voluntary Contribution Plan Transfer Plan (Variable Benefit) Individual Buy-Out Plan Retirement Account Plan Group Money Purchase Plan Group Personal Pension Plan Group Additional Voluntary Contribution Plan Group Personal Pension One Plan Group Pensions for Larger Employers Group Stakeholder Pension Plan Corporate Stakeholder Pension Plan Group Personal Pension Flex Trustee Investment Plan Personal Pension Investment Plan Institutional Trustee Investment Plan Institutional Personal Pension Investment Plan Corporate Fund Investment Policy Stakeholder Personal Pension Investment Plan
(vii) CNP Life (Net Fund) (Ireland) Block	Irish Branch CNP Policies of the following types written in the Old Basis Life Fund:- Term Assurance Whole of Life

	Lifeplus Protection Series Homebuilder Mortgage Protection Plan Contingent Assurance Renewable / Convertible Term Assurance Miscellaneous Conventional Non Profit Savings Capital Accumulation Endowment Assurance Pure Endowment
(viii) CNP Life (Gross Roll-up Fund) (Ireland) Block	Irish Branch CNP Policies of the following types written in the New Basis Life Fund:- Lifeplus Protection Series
(ix) CNP Pensions (Ireland) Block	Irish Branch CNP Policies of the following types written in the Pensions Business Fund:- Capital Accumulation Contingent Assurance Endowment Assurance Pure Endowment Term Assurance Deferred Annuity
(x) Unitised Pensions (Ireland) Block	Irish Branch Unitised Policies of the following types written in the Pensions Business Fund:- Tower Pension Series Additional Voluntary Contribution Plan Buy Out Bond Corporate Pension Plan

	Executive Pension Plan Executive Pension Plus Personal Pension Plan Personal Pension Plus Personal Pension Plan (PPL) Personal Retirement Savings Account Personal Retirement Savings Account for Additional Voluntary Contributions Approved Minimum Retirement Fund Approved Retirement Fund Approved Minimum Retirement Fund 2 Approved Retirement Fund 2 Portfolio Approved Minimum Retirement Fund Portfolio Approved Retirement Fund Group Money Purchase Plan Group Pension Plan Managed Funds
(xi) Unitised Life (Net Fund) (Ireland) Block	Irish Branch Unitised Policies of the following types written in the Old Basis Life Fund:- Capital Investment Bond With Profit Bond Capital Savings Plan Flexible Life Plan Universal Life Plan Mortgage Plan

	Special Investment Bond (Peppercorn) Regular Investment Bond Variable Investment Bond Versatile Investment Plan Variable Protection Plan Prosperity Bond (Net) MoneyWorks Bond (Net) MoneyWorks Plan (Net) MoneyWorks Coverplan (Net) MoneyWorks Special Savings Incentive Account (Net)
(xii) Unitised Life (Gross Roll-up Fund) (Ireland) Block	Irish Branch Unitised Policies of the following types written in the New Basis Life Fund:- Capital Investment Bond With Profit Bond Capital Savings Plan Flexible Life Plan Mortgage Plan Variable Investment Bond Versatile Investment Plan Variable Protection Plan Prosperity Bond (Gross) MoneyWorks Bond (Gross) MoneyWorks Plan (Gross) MoneyWorks Coverplan (Gross)

	Investment Bond Portfolio Bond MoneyWorks Special Savings Incentive Account (Gross)

Schedule 4 – Mortgage Endowment Promise

1. Definitions; Interpretation

1.1 In this Schedule 4 (*Mortgage Endowment Promise*), the following definitions apply:

"Accelerated Rate"	means, in respect of each Calculation Period, the annual investment return rate referred to as such in Appendix 1 (*Annual Investment Return Rates*), such rate being represented as "B" in the formulae in this Schedule 4 (*Mortgage Endowment Promise*);
"Adjustment Date"	means a date selected by the SLAL Board, such date to be no later than the first day of the fourth calendar month immediately following the end of each Calculation Period;
"Applicable Proportion"	means a percentage calculated in accordance with: (A) paragraph 3 (for all MEP Policies in respect of which the Policy Maturity Date is on or before the Final Adjustment Date); or (B) paragraph 4 (for all MEP Policies in respect of which the Policy Maturity Date is after the Final Adjustment Date), such percentage being represented as "Q" in the formulae in this Schedule 4 (*Mortgage Endowment Promise*);
"Calculated Investment Return"	means the investment return on the WPF Assets, as calculated in respect of each Calculation Period in accordance with paragraph 6, such return being represented as "X" in the formulae in this Schedule 4 (*Mortgage Endowment Promise*);
"Calculation Date"	means the last day during each Calculation Period;
"Calculation Period"	means: (A) each period from and excluding 30 September 2005 to and including 30 September in each calendar year following the Effective Date (with the first period being from and excluding 30 September 2005 to and including 30 September 2006 and the last period being from and excluding 30 September 2005 to and including 30 September 2020); or (B) at the discretion of the SLAL Board, any period from and excluding 30 September 2005 to and including 31 March, 30 June or 31 December in any calendar year

from and including 2006 to and including 2020;

"Eligible MEP Policies"	means the Policies listed in Appendix 2 (*Eligible MEP Policies*);
"Expected Affordable Proportion"	means a percentage calculated in accordance with paragraph 8, such percentage being represented as "R" in the formulae in this Schedule 4 (*Mortgage Endowment Promise*);
"Final Adjustment Date"	has the meaning given in paragraph 4.3;
"First Policy Review Date"	means, in respect of each MEP Policy, the first date following the MEP Introduction Date as at which SLAC calculated the projected maturity value of the relevant MEP Policy;
"Glidepath Affordable Proportion"	means a percentage calculated in accordance with paragraph 7, such percentage being represented as "R_G" in the formulae in this Schedule 4 (*Mortgage Endowment Promise*);
"Long Term Gilt Yield"	means the annualised equivalent of the yield on the 15-year index for United Kingdom Government fixed-interest securities jointly compiled by the Financial Times, the Institute of Actuaries and the Faculty of Actuaries, or, if such index is not available, such other yield as the SLAL Board deems appropriate from time to time;
"Maturity Value"	means the amount (excluding any amount payable to a Policyholder pursuant to this Schedule 4 (*Mortgage Endowment Promise*)) payable in respect of an MEP Policy on the relevant Policy Maturity Date;
"Maximum Top Up Amount"	means an amount equal to the excess of the Original Target Value over the Original Projected Value, subject to a minimum of zero;
"MEP Eligibility Criteria"	means the conditions which must be satisfied for the Promise to apply to an Eligible Policy, as specified in Appendix 3 (*Eligibility Criteria*);
"MEP Introduction Date"	means 28 September 2000;
"MEP Policies"	means those Eligible MEP Policies which satisfy the MEP Eligibility Criteria;
"Non Top Up MEP Policy"	means an MEP Policy which has an Original Projected Value equal to, or in excess of, the Original Target Value;
"Original Projected Value"	means the maturity value projected by SLAC on the First Policy Review Date in respect of each MEP Policy, on the basis of

average annual investment returns of 6% (six per cent.) (after tax);

"Original Target Value"	means the target maturity value for each MEP Policy as determined by SLAC on the First Policy Review Date;
"Payment Cessation Rate"	means, in respect of each Calculation Period, the annual investment return rate referred to as such in Appendix 1 (*Annual Investment Return Rates*), such rate being represented as "D" in the formulae in this Schedule 4 (*Mortgage Endowment Promise*);
"Payment Reduction Rate"	means, in respect of each Calculation Period, the annual investment return rate referred to as such in Appendix 1 (*Annual Investment Return Rates*), such rate being represented as "C" in the formulae in this Schedule 4 (*Mortgage Endowment Promise*);
"Policy Maturity Date"	means the date on which an MEP Policy matures;
"Shortfall Amount"	means an amount equal to the Original Target Value less the Maturity Value, subject to a minimum of zero;
"Target Rate"	means, in respect of each Calculation Period, the annual investment return rate referred to as such in Appendix 1 (*Annual Investment Return Rates*), such rate being represented as "A" in the formulae in this Schedule 4 (*Mortgage Endowment Promise*);
"Top Up MEP Policy"	means an MEP Policy which has an Original Projected Value less than the Original Target Value;
"Unrounded Applicable Proportion"	means a percentage calculated in accordance with paragraph 5, such amount being represented as "P" in the formulae in this Schedule 4 (*Mortgage Endowment Promise*);
"Value Weighted Average"	has the meaning given in paragraph 4.5;
"with profits investment" or "invested in with profits"	means an investment giving rise to an entitlement to receive a share of SLAC's profits (prior to the Effective Time) or SLAL's profits (after the Effective Time) on the basis of the investment being applied in a fund to which some or all of SLAC's or SLAL's (as appropriate) profits are or are to be credited; and
"WPF Assets"	means the assets backing the Asset Shares of all WPF With Profits Policies but excluding: (i) all Unitised Sub-Type III Policies (as defined in the PPFM); and (ii) all Policies written by SLAC or SLAL other than in the course of carrying on insurance

business in the United Kingdom.

1.2 Any reference in this Schedule to:

(A) an "**Appendix**" or "**paragraph**" (except where there is an explicit reference to a "**paragraph of this Scheme**") means an appendix to, or paragraph of, this Schedule 4 (*Mortgage Endowment Promise*); and

(B) a "**calculation**", "**decision**", "**determination**" or "**opinion**" of the SLAL Board shall be deemed to refer to a calculation, decision, determination or opinion made or reached having regard to the advice of the SLAL WP Actuary.

1.3 Where any calculation in this Schedule 4 (*Mortgage Endowment Promise*) produces a percentage of 0.5% or 0.05% and is to be rounded, such number shall be rounded up.

2. Payments under the Promise

2.1 For all MEP Policies maturing on or after the Effective Date SLAL shall, on or about the relevant Policy Maturity Date, pay the holder of the relevant MEP Policy:

(A) where the relevant MEP Policy is either a Top Up MEP Policy or a Non Top Up MEP Policy and the Average Return on the MEP Assets for the relevant MEP Policy is 6% (six per cent.) or more:

(i) the Shortfall Amount (if the Applicable Proportion is 100% (one hundred per cent.)); or

(ii) the Applicable Proportion of the Shortfall Amount (if the Applicable Proportion is less than 100% (one hundred per cent.)); or

(B) where the relevant MEP Policy is a Top Up MEP Policy and the Average Return on the MEP Assets is less than 6% (six per cent.), the Applicable Proportion of the Maximum Top Up Amount (subject to a maximum of the Shortfall Amount),

provided that: (1) in no circumstances shall any Policyholder be paid, by virtue of the application of the Promise, an amount which, in combination with the other maturity proceeds payable in respect of the MEP Policy, is in excess of the Original Target Value; and (2) where the relevant MEP Policy is a Non Top Up MEP Policy and the Average Return on the MEP Assets is less than 6% (six per cent.), no payment shall be due to the holder of such MEP Policy under the Promise.

2.2 A payment by SLAL in accordance with paragraph 2.1 shall constitute full and complete satisfaction of the obligations to the relevant Policyholder in respect of the Promise.

2.3 For the purposes of this paragraph 2, "**Average Return on the MEP Assets**" shall be calculated in accordance with a methodology determined by the SLAL Board on the basis that:

(A) where the investment element of Premiums attributable to the relevant MEP Policy is, at the First Policy Review Date, invested solely in with profits, the return shall be the annualised investment return in respect of the assets backing the Asset Share of such MEP Policy. The annualised investment return shall be calculated by determining the time-weighted rate of return in respect of the assets backing the Asset Share of the relevant MEP Policy for each month from and including the MEP Introduction Date to and including the Policy Maturity Date (net of the Taxation assumed in the Asset Share calculation) and then annualising the result; and

(B) where the investment element of Premiums attributable to the relevant MEP Policy is, at the First Policy Review Date, invested solely in the Managed Fund, the return shall be the average annual increase in the unit value (bid price) of units in that Managed Fund (grossed up for fund management charges) from the MEP Introduction Date to the Policy Maturity Date; and

(C) where the investment element of Premiums attributable to the relevant MEP Policy is, at the First Policy Review Date, invested partially in with profits and partially in the Managed Fund, the return shall be calculated by taking an arithmetic weighted mean of the returns calculated in accordance with paragraphs 2.3(A) and 2.3(B). For the purposes of obtaining the arithmetic weighted mean, the weightings shall be the proportions of the investment element of Premiums attributable to the relevant MEP Policy invested in with profits and the Managed Fund as at the First Policy Review Date.

3. Applicable Proportion: Policy Maturity Dates prior to the Final Adjustment Date

3.1 The Applicable Proportion for MEP Policies in respect of which the Policy Maturity Date is on or after the Effective Date, and prior to the first Adjustment Date following the Effective Date, shall be the Applicable Proportion applied by SLAC immediately prior to the Effective Date.

3.2 Within 3 (three) months of each Calculation Date, the SLAL Board shall recalculate the Applicable Proportion which shall be equal to the relevant Unrounded Applicable Proportion rounded to the nearest 1% (one per cent.).

3.3 If, as a result of any calculation being made pursuant to this paragraph 3, the Applicable Proportion changes from that which applied after the immediately preceding Adjustment Date, such change shall take effect and apply to all MEP Policies in respect of which the Policy Maturity Date is on or after the relevant Adjustment Date.

4. Applicable Proportion: Policy Maturity Dates on or after the Final Adjustment Date

4.1 The Applicable Proportion applicable to all MEP Policies in respect of which the Policy Maturity Date is on or after the Adjustment Date immediately following 30 September 2020 shall be the greater of:

(A) the Applicable Proportion which would have applied on the basis of a calculation of the Applicable Proportion in respect of the final Calculation Period in accordance with paragraph 3; and

(B) the Value Weighted Average of the Applicable Proportion applied by SLAL in determining payments to be made to Policyholders in respect of the Promise in the Calculation Periods falling within the three-year period immediately preceding the Calculation Date in the last Calculation Period (the "**Relevant t/t+1 Intervals**"), rounded to the nearest 1% (one per cent.).

4.2 The calculations to be made pursuant to paragraph 4.1 shall be made by the SLAL Board no later than 31 December 2020.

4.3 If, as a result of the calculations being made pursuant to paragraph 4.1, the Applicable Proportion changes from that which applied after the immediately preceding Adjustment Date, such change shall take effect and apply to all MEP Policies maturing on or after a date determined by the SLAL Board, such date (the "**Final Adjustment Date**") to be no later than 1 January 2021.

4.4 The Applicable Proportion of the Maximum Top Up Amount applicable or Shortfall Amount pursuant to the Promise for all MEP Policies in respect of which the Policy Maturity Date is after the Final Adjustment Date shall be the Applicable Proportion calculated pursuant to paragraph 4.1. Thereafter, the Applicable Proportion shall not be adjusted.

4.5 For the purposes of paragraph 4.1(B), the "**Value Weighted Average**" of the Applicable Proportion shall be calculated by application of the following formula:

$$\frac{\text{Sum of } (Q(t) \times \text{actual top} - \text{up } (t))}{\text{Sum of } (\text{actual top} - \text{up } (t))}$$

where:

Q(t) is the Applicable Proportion calculated in respect of the Relevant t/t+1 Intervals;

actual top-up (t) is the aggregate of all amounts paid or payable by SLAL in respect of the Promise pursuant to this Schedule 4 (*Mortgage Endowment Promise*) in respect of each Relevant t/t+1 Interval; and

t/t+1 interval means the period from and including an Adjustment Date to and excluding the immediately following Adjustment Date.

If, for the purposes of the formula in this paragraph 4.5, the "Sum of (actual top-up (t))" is zero, then the Value Weighted Average shall be zero.

5. Calculation of the Unrounded Applicable Proportion

5.1 The Unrounded Applicable Proportion shall, in respect of each Calculation Period, be the following:

(A) If the Calculated Investment Return equals or exceeds the Target Rate, the Unrounded Applicable Proportion shall be 100% (one hundred per cent.).

(B) If the Calculated Investment Return equals or exceeds the Accelerated Rate but is less than the Target Rate, the Unrounded Applicable Proportion shall be a proportion calculated by linear interpolation (in accordance with the formula set out below in this paragraph 5.1(B)) between:

(i) the Expected Affordable Proportion (applicable where the Calculated Investment Return equals the Accelerated Rate); and

(ii) 100% (one hundred per cent.) (applicable where the Calculated Investment Return equals the Target Rate),

subject to a minimum of the Glidepath Affordable Proportion. Where this paragraph 5.1(B) applies, the Unrounded Applicable Proportion shall be calculated by application of the following formula:

$$P = [\{R \times (A - X) + 100\% \times (X - B)\}/(A - B)],$$

but so that the Unrounded Applicable Proportion shall not be less than the Glidepath Affordable Proportion.

(C) If the Calculated Investment Return equals or exceeds the Payment Reduction Rate but is less than the Accelerated Rate, the Unrounded Applicable Proportion shall be the Glidepath Affordable Proportion.

(D) If the Calculated Investment Return equals or exceeds the Payment Cessation Rate but is less than the Payment Reduction Rate, the Unrounded Applicable Proportion shall be a proportion calculated by linear interpolation (in accordance with the formula set out below in this paragraph 5.1(D)) between:

(i) the Glidepath Affordable Proportion (applicable where the Calculated Investment Return equals the Payment Reduction Rate); and

(ii) 0% (zero per cent.) (applicable where the Calculated Investment Return equals the Payment Cessation Rate).

Where this paragraph 5.1(D) applies, the Unrounded Applicable Proportion shall be calculated by application of the following formula:

$$P = R_G \times (X - D)/(C - D)$$

(E) If the Calculated Investment Return is less than the Payment Cessation Rate, then the Unrounded Applicable Proportion shall be 0% (zero per cent.).

6. Calculation of Calculated Investment Return

6.1 Subject to paragraph 6.2:

(A) the Calculated Investment Return shall, in respect of each Calculation Period, be the annualised investment return (gross of Tax) earned on the WPF Assets from and excluding 30 September 2005 to and including the relevant Calculation Date; and

(B) such return shall be calculated by the SLAL Board by determining the time-weighted rate of return in respect of the WPF Assets for each month from and including October 2005 to and including the last month in the relevant Calculation Period and then annualising the result.

6.2 The SLAL Board may substitute the methodology specified in paragraph 6.1 with an alternative methodology where the Board determines that the utilisation of such methodology is no longer practicable. Any alternative methodology may only be adopted if the SLAL WP Actuary certifies that the proposed methodology would not, in his opinion, materially and adversely affect the reasonable expectations of holders of MEP Policies and is otherwise compliant with PRIN 6.

7. Calculation of Glidepath Affordable Proportion

The Glidepath Affordable Proportion shall be:

(A) the Expected Affordable Proportion, subject to a minimum of 80% (eighty per cent.), for all MEP Policies in respect of which the Policy Maturity Date is on or before 31 December 2006;

(B) the Expected Affordable Proportion, subject to a minimum of 60% (sixty per cent.), for all MEP Policies in respect of which the Policy Maturity Date is after 31 December 2006 and on or before 31 December 2007; and

(C) the Expected Affordable Proportion for all MEP Policies in respect of which the Policy Maturity Date is after 31 December 2007.

8. Calculation of Expected Affordable Proportion

8.1 Subject to paragraph 8.2, the Expected Affordable Proportion shall be calculated by solving the following relationship:

$$R_j \times PV[FutureMaximum]_{j,i=i(j)} = \left(R_{j-1} \times PV[FutureMaximum]_{j-1,i=i(j)}\right) \times \left(1 + I_j\right)^{yrsj-1,j} - \left(R_{j-1}\right) \times AV[MaturingMaximum]_{j-1,j}$$

where:

R_j is the Expected Affordable Proportion as at the current Calculation Date (the "**jth Calculation Date**");

PV[FutureMaximum] $_{j, i=i(j)}$ is the present value of future Maximum Top Up Amounts at the jth Calculation Date, determined by the SLAL Board by reference to the MEP Policies in-force on the jth Calculation Date and the SLAL Board's best estimate of future surrender experience in respect of MEP Policies at that jth Calculation Date, discounted at $I_{(j)}$;

$I_{(j)}$ is the Long Term Gilt Yield as at the jth Calculation Date (adjusted by applying a percentage reduction equal to the policyholder rate of Taxation at the jth Calculation Date) (and reflecting any known changes to the policyholder rate of Taxation which will be applied in the future);

R_{j-1} is the Expected Affordable Proportion as at the Calculation Date immediately preceding the jth Calculation Date (the "**j-1th Calculation Date**"), with the first calculation pursuant to this paragraph 8.1 to be made using a value of R_{j-1} of 51% (fifty-one per cent.);

PV[FutureMaximum] $_{j-1, i=i(j)}$ is the present value of future Maximum Top Up Amounts at the j-1th Calculation Date, determined by the SLAL Board by reference to the MEP Policies in-force on the j-1th Calculation Date and the SLAL Board's best estimate of future surrender experience in respect of MEP Policies at the j-1th Calculation Date, discounted at $I_{(j)}$;

yrs $_{j-1, j}$ is the number of years, or fractions of years, elapsed between the j-1th Calculation Date and the jth Calculation Date; and

AV[MaturingMaximum] $_{j-1, j}$ is the sum of the Maximum Top Up Amounts (without regard to whether or not such amounts have been paid or are due and payable in respect of the relevant MEP Policies pursuant to paragraph 2 of this Schedule 4 *(Mortgage Endowment Promise)*) in respect of MEP Policies maturing between the j-1th Calculation Date and the jth Calculation Date, accumulated to the jth Calculation Date at the rate of $I_{(j)}$.

8.2 The Expected Affordable Proportion from and including 30 September 2005 to and excluding the first Adjustment Date following the Effective Date is 51% (fifty-one per cent.).

8.3 The Expected Affordable Proportion calculated in accordance with paragraph 8.1 shall be rounded to the nearest 0.1%, and subject to a minimum of 0% (zero per cent.) and a maximum of 100% (one hundred per cent.).

Appendix 1 (Schedule 4) – Annual Investment Return Rates

Calculation Date	Target Rate (%)	Accelerated Rate (%)	Payment Reduction Rate (%)	Payment Cessation Rate (%)
30 September 2006	20.4	8.8	-12.6	-13.7
30 September 2007	12.7	7.9	-4.5	-5.1
30 September 2008	10.1	7.4	-1.9	-2.3
30 September 2009	8.8	7.1	-0.6	-1.0
30 September 2010	7.9	6.8	-0.1	-0.3
30 September 2011	7.4	6.5	0.3	0.1
30 September 2012	7.1	6.3	0.6	0.4
30 September 2013	6.8	6.1	0.8	0.7
30 September 2014	6.5	5.9	1.0	0.8
30 September 2015	6.3	5.8	1.2	1.1
30 September 2016	6.1	5.7	1.4	1.3
30 September 2017	5.9	5.6	1.6	1.4
30 September 2018	5.8	5.6	1.7	1.6
30 September 2019	5.7	5.6	1.8	1.7
30 September 2020	5.6	5.5	1.9	1.8

Where the Calculation Date is a date other than 30 September in any calendar year, the appropriate Target Rate, Accelerated Rate, Payment Reduction Rate and Payment Cessation Rate shall be determined by linear interpolation between the investment return rate applying at the previous 30 September and the investment return rate applying at the next 30 September.

Appendix 2 (Schedule 4) – Eligible MEP Policies

The Eligible MEP Policies are:

(A) Minimum Cost (MC) plans, including MC100 (UK and Ireland);

(B) Standing Loan (SL) plans (UK only);

(C) Low Cost (LC) plans (UK only);

(D) Homeplans (UK only);

(E) Versatile Investment Plans marketed and sold as mortgage endowments between 1 July 1989 and 16 October 1991 (UK only); and

(F) Mortgage Plan Policies (Ireland only)

in each case where: (i) such Eligible MEP Policies were written by SLAC prior to the MEP Introduction Date; and (ii) the holder of the relevant Eligible MEP Policies was sent a letter applying the Promise to such Policy.

The Promise shall not apply to Pension or PEP mortgage policies.

Appendix 3 (Schedule 4) – Eligibility Criteria

1. The Promise, as applied and operated in accordance with this Schedule 4 (*Mortgage Endowment Promise*), will only apply if all of the following conditions are met between the First Policy Review Date and the Policy Maturity Date.

   (A) All future premiums must be paid in full up until the Policy Maturity Date.

   (B) The existing funds, as well as future premiums, must be invested only in with profits funds or the managed fund (or a mixture of both). Where, on the MEP Introduction Date, the existing funds invested in respect of an Eligible Policy were not invested only in with profits or the managed fund (or a mixture of both), such Policy is deemed to have satisfied this criterion in respect of such existing funds if they were transferred into the managed fund within two months of the date of the letter sent to each relevant Policyholder notifying the Policyholder that such transfer was required in order for the criterion to be met.

2. The Promise, as applied and operated in accordance with this Schedule 4 (*Mortgage Endowment Promise*), will not apply if any of the following take place between the First Policy Review Date and the Policy Maturity Date.

   (A) The premium amount is reduced (except as a result of the Policy being altered from joint life to single life).

   (B) The Policy term is altered.

   (C) The Policy is partially or fully surrendered or made paid-up (including where any early maturity option is exercised).

   (D) The Policy is absolutely assigned to a third party (except in the case of divorce) (for example, by sale as a traded endowment policy).

Schedule 5 – Shareholder Subsidiaries

Company Name	Company Number	Jurisdiction of Registration
Standard Life Assurance Company Bermuda Limited (if and to the extent held by SLAC rather than Canada Holdco)	38074	Bermuda
The Standard Life Assurance Company of Canada (if and to the extent held by SLAC rather than Oversea Holdings Limited or Standard Life Financial, Inc.)	C3329	Federal (Canada)
Standard Life Financial, Inc. (if and to the extent held by SLAC rather than Oversea Holdings Limited)	4256344	Federal (Canada)
SL Finance plc	4420535	England and Wales
Standard Life Healthcare Limited	2123483	England and Wales
Bonaventure Insurance Company Limited	25357	Guernsey
Assure Link	209098	Republic of Ireland
Standard Life International Limited	408507	Republic of Ireland
Standard Life Oversea Holdings Limited	SC299660	Scotland
Standard Life Bank Limited	SC173685	Scotland
Standard Life Direct Limited	SC193444	Scotland
Standard Life Employee Services Limited	SC271355	Scotland
Standard Life Investment Funds Limited (including any further shares issued by Standard Life Investment Funds Limited to SLAL on the Effective Date)	SC046447	Scotland

Standard Life (Mauritius Holdings) 2006 Limited (unless SLAC and SLAL decide that it shall be retained by SLAC (whether or not as a Residual Asset) prior to the Effective Time)	62011	Republic of Mauritius
Standard Life Savings Limited	SC180203	Scotland
Standard Life Trustee Company Limited	SC076046	Scotland
Standard Life Investments (Holdings) Limited	SC298143	Scotland
Standard Life Investments Limited (if and to the extent held by SLAC)	SC123321	Scotland
Standard Life Assurance Company Funding Inc.	N/A	Delaware, United States of America

Schedule 6 – Additional NPF Contracts

	Parties	Agreement Name	Date
1.	SLAC Standard Life Trustee Company Limited Brewin Dolphin Securities Limited	Global Agreement (as amended)	3 December 2004
2.	SLAC Standard Life Trustee Company Limited Brewin Dolphin Securities Limited	Agreement for Execution Only Stockbroking Services (as amended)	3 December 2004
3.	SLAC Standard Life Trustee Company Limited Cazenove Fund Management Limited	Global Agreement (as amended)	3 December 2004
4.	SLAC Standard Life Trustee Company Limited Donaldsons	Agreement for Services (as amended)	9 February 2005
5.	SLAC Standard Life Trustee Company Limited Financial Administration Services Limited	Agreement for Services (as amended)	9 December 2004
6.	SLAC Standard Life Trustee Company Limited Gerrard Limited	Global Agreement (as amended)	26 November 2004
7.	SLAC Standard Life Trustee Company Limited Newton Investment Management Limited	Master Agreement (as amended)	6 December 2004
8.	SLAC Standard Life Trustee Company Limited Keeble Hawson Solicitors	Terms of Retainer (as amended)	17 December 2004 (and agreed and accepted by SLAC and Standard Life Trustee Company on 21 December 2004)

9.	SLAC Standard Life Trustee Company Limited Quilter & Co Limited	Global Agreement (as amended)	6 December 2004
10.	SLAC Standard Life Trustee Company Limited Tilney Investment Management	Global Agreement (as amended)	6 December 2004
11.	SLAC Standard Life Trustee Company Limited Willis Limited	Broker Services Agreement	7 February and 3 March 2005
12.	SLAC Wilbourn Associates Limited	Terms of Engagement	21 and 25 June 2004
13.	SLAC Standard Life Trustee Company Limited PSigma Investments Limited	Global Agreement	8 August 2005
14.	SLAC UNUM Limited	Individual Long Term Disability Insurance Reinsurance Agreement	16 November 1992
15.	SLAC Standard Life Trustee Company Limited Speirs & Jeffrey Limited	Global Agreement	15 September 2005

Appendix A - SLIF EB Annuities Reinsurance Agreement

Appendix B – Unclaimed Assets Trust

Appendix C – Calculation Manual

COURT OF SESSION, SCOTLAND

THE STANDARD LIFE ASSURANCE COMPANY

and

SLLC LIMITED (to be renamed STANDARD LIFE ASSURANCE LIMITED)

and

SLGC LIMITED (to be re-registered as STANDARD LIFE PLC)

SCHEME
(pursuant to Part VII of, and Schedule 12 to, the
Financial Services and Markets Act 2000)

Slaughter and May
One Bunhill Row
London EC1Y 8YY
(ACC/TP)

CA060820091

CONTENTS

Schedules and Appendices

[ON THE LETTERHEAD OF COMPUTERSHARE TRUSTEES LIMITED]

The Directors
Standard Life plc
Standard Life House
30 Lothian Road
Edinburgh
EH1 2DH

10 July 2006

Dear Sirs,

Undertaking in relation to the allotment of shares in Standard Life plc to Computer Trustees Limited ("the Company")

We accept and acknowledge the gift of £[200,000] from Standard Life plc to the Company. Subject to the allotment of [ ] ordinary shares of £[ ] each in Standard Life plc to the Company in connection with the Standard Life Share Plan, we undertake to pay £[200,000] to Standard Life plc on 10 July 2006.

Yours faithfully,

……………………

For and on behalf of Computershare Trustees Limited

[ON THE LETTERHEAD OF COMPUTERSHARE TRUSTEES (CI) LIMITED]

The Directors
Standard Life plc
Standard Life House
30 Lothian Road
Edinburgh
EH1 2DH

10 July 2006

Dear Sirs,

Undertaking in relation to the allotment of shares in Standard Life plc to Computer Trustees (CI) Limited ("the Company")

We accept and acknowledge the gift of £[200,000] from Standard Life plc to the Company. Subject to the allotment of [ ] ordinary shares of £[ ] each in Standard Life plc to the Company in connection with the Standard Life Share Plan, we undertake to pay £[200,000] to Standard Life plc on 10 July 2006.

Yours faithfully,

....

For and on behalf of Computershare Trustees (CI) Limited

[ON THE LETTERHEAD OF COMPUTERSHARE TRUSTEES (IRELAND) LIMITED]

The Directors
Standard Life plc
Standard Life House
30 Lothian Road
Edinburgh
EH1 2DH

10 July 2006

Dear Sirs,

Undertaking in relation to the allotment of shares in Standard Life plc to Computer Trustees (Ireland) Limited ("the Company")

We accept and acknowledge the gift of £[200,000] from Standard Life plc to the Company. Subject to the allotment of [ ] ordinary shares of £[ ] each in Standard Life plc to the Company in connection with the Standard Life Share Plan, we undertake to pay £[200,000] to Standard Life plc on 10 July 2006.

Yours faithfully,

....

For and on behalf of Computershare Trustees (Ireland) Limited

[ON THE LETTERHEAD OF STANDARD LIFE PLC]

The Directors
Computershare Trustees Limited
The Pavilions
Bridgwater Road
Bristol
BS13 8AE

10 July 2006

Dear Sirs,

Undertaking in relation to the allotment of shares in Standard Life plc to Computer Trustees Limited ("the Company")

We undertake to transfer to the Company £[200,000] in cash by way of gift to provide funds for the Company's subscription for [ ] ordinary shares of £[ ] each in connection with the Standard Life Share Plan.

Yours faithfully,

....
For and on behalf of Standard Life Plc

[ON THE LETTERHEAD OF COMPUTERSHARE TRUSTEES LIMITED]

The Directors
Standard Life plc
Standard Life House
30 Lothian Road
Edinburgh
EH1 2DH

10 July 2006

Dear Sirs,

Undertaking in relation to the allotment of shares in Standard Life plc to Computer Trustees Limited ("the Company")

We accept and acknowledge the gift of £[200,000] from Standard Life plc to the Company. Subject to the successful allotment of [ ] ordinary shares of £[ ] each in Standard Life plc to the Company in connection with the Standard Life Share Plan, we undertake to pay £[200,000] to Standard Life plc on 10 July 2006.

Yours faithfully,

....

For and on behalf of Computershare Trustees Limited

[ON THE LETTERHEAD OF COMPUTERSHARE TRUSTEES (IRELAND) LIMITED]

The Directors
Standard Life plc
Standard Life House
30 Lothian Road
Edinburgh
EH1 2DH

10 July 2006

Dear Sirs,

Undertaking in relation to the allotment of shares in Standard Life plc to Computer Trustees (Ireland) Limited ("the Company")

We accept and acknowledge the gift of £[200,000] from Standard Life plc to the Company. Subject to the successful allotment of [ ] ordinary shares of £[ ] each in Standard Life plc to the Company in connection with the Standard Life Share Plan, we undertake to pay £[200,000] to Standard Life plc on 10 July 2006.

Yours faithfully,

....

For and on behalf of Computershare Trustees (Ireland) Limited

[ON THE LETTERHEAD OF COMPUTERSHARE TRUSTEES (CI) LIMITED]

The Directors
Standard Life plc
Standard Life House
30 Lothian Road
Edinburgh
EH1 2DH

10 July 2006

Dear Sirs,

Undertaking in relation to the allotment of shares in Standard Life plc to Computer Trustees (CI) Limited ("the Company")

We accept and acknowledge the gift of £[200,000] from Standard Life plc to the Company. Subject to the successful allotment of [ ] ordinary shares of £[ ] each in Standard Life plc to the Company in connection with the Standard Life Share Plan, we undertake to pay £[200,000] to Standard Life plc on 10 July 2006.

Yours faithfully,

....

For and on behalf of Computershare Trustees (CI) Limited

The Standard Life Assurance Company


answering your questions

This is all about

the proposal for members and policyholders

STANDARD LIFE

Hello.

Contents

This document is important – please read it straightaway

Please read this document carefully. It tells you about the proposal for the demutualisation of Standard Life and the flotation of Standard Life plc on the London Stock Exchange. It also explains what the proposal means for you. This document is important to all policyholders, including those who do not have a vote on demutualisation. It explains what will happen to your policy if we demutualise and tells you how you can object to the proposal if you do not agree with it. If you do have a vote on demutualisation, this document also contains the information you need to make your decision and find out how to use your vote.

The Proposal has been recommended by all the Directors of Standard Life. The vote is to be held at a Special General Meeting (referred to in this document as the SGM) which has been called for 31 May 2006.

If our records show that you are currently eligible to vote on demutualisation, you will find a Voting Form in your pack. Please return your Voting Form by post so that it arrives by no later than Sunday 28 May 2006.

It is important to vote because Standard Life will only demutualise if at least 75% of the Members who vote at the SGM vote in favour of the Proposal. You will only receive shares or cash if Standard Life demutualises.

You can vote in person or by sending us your completed Voting Form. Every single vote is important, so make sure you use your vote if you have one.

The final deadline for your Voting Form to arrive is Sunday 28 May 2006. After that your Voting Form won't count, although you can still vote in person at the SGM.

If you have any questions about the Proposal, please contact your local dedicated helpline on the relevant telephone number listed on the last page of this document, giving your policy number(s) or the reference number at the top of the letter you received with this document. The helpline team cannot provide financial advice but will be able to answer general questions about the Proposal.

If you are unsure what you should do, *you should seek financial advice immediately from your independent* financial adviser, stockbroker, bank, solicitor, accountant, fund manager or other professional adviser authorised under FSMA if you are resident in the UK, or from another appropriately authorised adviser if you are resident outside the UK.

To help you understand this document, you should refer to the definitions in Part 12. This explains the meaning of some of the terms and expressions we have used, including those which begin with a capital letter.

If you need a copy of this document on audio cassette, CD or in Braille, please contact your local dedicated helpline on the relevant telephone number listed on the last page of this document.

If you would prefer to receive the French or German translations of this document, please contact your local dedicated helpline on the relevant telephone number listed on the last page of this document.

This document is not for distribution in any jurisdiction where such distribution would be illegal. The information contained in this document does not constitute an offer for sale of securities in the UK, Ireland, the United States, Japan, Australia, New Zealand, Italy or any other jurisdiction, nor does it constitute a public exchange or tender offer in any such jurisdiction. The securities referred to herein may not be offered or sold, directly or indirectly, into the United States unless they are registered under the U.S. Securities Act of 1933, as amended, or exempt from registration. Standard Life does not intend to register the securities referred to herein in the United States. No money, securities or other consideration is being solicited and, if sent in response to the information contained herein, will not be accepted.

Any transfer pursuant to the Main Scheme (being an insurance business transfer scheme under Part VII of FSMA) of policies held by New Zealand residents will be made in accordance with the laws of Scotland. Any other transfer pursuant to the Proposal of policies held by New Zealand residents will be made in accordance with the laws of Bermuda, Canada, Jersey or Guernsey, depending on the jurisdiction of the Standard Life business that sold such resident the policy. Standard Life Assurance may not be subject to New Zealand law in relation to such transfer and the policies may not be enforceable in New Zealand courts. This document is not a prospectus registered under New Zealand law and may not contain all the information that a New Zealand registered prospectus is required to contain.

The main steps to demutualisation and flotation

Board announcement	17 October 2005	Standard Life's Board announced its decision to recommend to Voting Members that Standard Life should demutualise and float on the London Stock Exchange.
Confirmation of details mailing	October 2005	We sent a mailing to people identified as Eligible Members at that time. We asked them to confirm their address and policy details so that we would be able to send them their shares or cash after flotation if they remain eligible.

We are now at this stage

Mailing of this document	April 2006	We are sending this document, giving details of the Proposal, to our policyholders. If you have a vote at the SGM, this document will help you to decide how to vote. **If there is a Voting Form in your pack, you should consider the Proposal and use your vote by completing and returning the Voting Form.** **We must receive your completed Voting Form no later than Sunday 28 May 2006.**

The next stages

Some of the following dates may change.

SGM	31 May 2006	A Special General Meeting of Standard Life has been called for 31 May 2006 at 11.00 am at the Edinburgh International Conference Centre. Voting Members will be asked to consider and vote on the Proposal. Even if you have sent us your Voting Form you can still attend the SGM and vote in person.
Court approval	June 2006*	If at least 75% of the Members who vote at the SGM vote in favour of the Proposal, we plan to ask for final approval from the Court. **The Court process is described in Part 6 of this document. This process is important for all policyholders, not just those who have a vote on demutualisation. Part 6 also explains how policyholders can object to the Proposal if they do not agree with it.** The date of the Court hearing will be available on our website at **www.standardlife.com** when it is known.
Opportunity to buy shares on a preferential basis	June 2006*	If the Proposal is approved by the Court, we will write to you again with information on how you can buy shares on a preferential basis as part of our flotation, if you are eligible.
Demutualisation and flotation	July 2006*	If the Proposal is approved by the Court and all necessary legal, regulatory and other processes are completed satisfactorily, Standard Life will demutualise. Once Standard Life has demutualised, Standard Life plc will be the new parent company of the Group. It intends to list on the London Stock Exchange and raise approximately £1.1 billion of net new capital as part of the flotation.
Payment of shares or cash	July 2006*	We will send shares or cash to Eligible Members as soon as practicable after flotation.

* The date of demutualisation and flotation may be influenced by things like the timing of Court approval, market conditions and the performance of our business and demutualisation and flotation could happen later than July 2006.

There is no guarantee that Standard Life will demutualise and you should not base your financial decisions on our demutualisation plans at this stage.

Part 1
About the Proposal

This section tells you about some of the most important parts of the Proposal. It explains what we are proposing and why and it describes some of the alternatives the Board considered.

You should read the rest of this document to find out more details about the Proposal, including the required Court process. There are also other documents you can look at while you are considering the Proposal – they are listed in the section headed 'Documents on display' in Part 9. You can view these documents at the places listed in that paragraph or at www.standardlife.com. You can also request copies of some of these documents.

What is the Proposal?

The main features of the Proposal are:

- **Demutualisation** – ownership of Standard Life's business will transfer to Standard Life plc, the new parent company of the Group. Standard Life plc will be owned by shareholders.
- **Protection for policyholders** – policyholders will keep their existing policies which, in most cases, will be with another company in the Group. The Proposal includes provisions designed to protect the security of policy benefits for all existing policyholders and the reasonable benefit expectations of with profits investors.
- **Demutualisation entitlements** – Members will no longer have a membership interest in Standard Life. Eligible Members will receive shares in Standard Life plc or cash in place of their membership interests in Standard Life. We refer to the shares or cash to be received by Eligible Members as their "demutualisation entitlement".
- **Flotation** – Standard Life plc intends to list on the London Stock Exchange and raise approximately £1.1 billion of net new capital.

The Proposal, which has been reviewed by our regulator, the FSA, affects all of our policyholders. There is information in Part 3 about the demutualisation entitlements which Eligible Members will receive. Other policyholders will not receive any cash or shares under the Proposal. All policyholders should consider how the Proposal will affect their policies. There is more information in Part 4. In particular, policyholders should read the information in the section headed 'How will the Proposal affect existing policyholders?' on page 31.

The fairness of the Proposal has been checked by an independent expert appointed to report to the Court. We will not demutualise unless the Proposal is approved by the Court. Any policyholder has the right to be heard by the Court before the Court decides whether to approve the Proposal. There is information on the Court process in Part 6.

Why is Standard Life proposing demutualisation and flotation?

On 17 October 2005, Standard Life announced its intention to put forward a proposal for its demutualisation and for the flotation of Standard Life plc. The main reasons for the Proposal are:

- **It will unlock value for Eligible Members**

  If the Proposal is implemented, Eligible Members will receive shares in Standard Life plc or cash in place of their current membership rights in Standard Life. So demutualisation and flotation will give Eligible Members access to a share of the value of Standard Life. Eligible Members who receive shares as their demutualisation entitlement could keep those shares – whether or not they continue to hold a policy – or sell them and turn their interest in Standard Life plc into cash.

  The Proposal will also give Eligible Members who receive shares more choice about the kind of relationship that they have with Standard Life. This is because their interests as policyholders will be separate from their interests as shareholders.

- **It will reduce the risks to which with profits investors are exposed**

  As a mutual company, Standard Life's with profits investors effectively bear all of the business risks of the Group. Although with profits investment remains popular in some markets (for example, Germany), we expect with profits investors to decline as a proportion of our total customer base across the business as a whole. So the overall risks of the business are expected to be carried by a progressively smaller group of people.

  Implementation of the Proposal will transfer most of these business risks to shareholders so it will reduce the risks to which with profits investors are exposed.

- **It will provide access to external equity capital**

  Historically, our with profits investors have effectively provided some of the capital to fund the development and expansion of our business. As with profits investment is expected to decline across our business as a whole, the availability of capital from this source is also expected to decline. In addition, as a mutual, our access to external capital is limited.

  Demutualisation and flotation will give Standard Life plc access to external equity capital which would not otherwise be available. Standard Life plc expects to raise approximately £1.1 billion of net new capital to support and develop the Group's business as part of the proposed listing on the London Stock Exchange.

The Board believes that demutualisation and flotation is in the best interests of Members, policyholders and our business.

What has changed since 2000?

In June 2000, Standard Life asked Members to vote to keep Standard Life mutual. At that time the Board believed that this was the right option for Members. There have been significant changes since then.
For example:

- a significant decline in stock market performance between 2001 and 2003 served to reduce the capital base of a number of life assurance companies, including Standard Life;
- low inflation and low interest rates have contributed to the prospect of lower long-term investment returns;
- with profits products are no longer as popular in our main UK business as they were;
- we expect with profits investors to decline as a proportion of our total customer base. As with profits investors effectively bear all of the business risks of the Group, the overall risks of the business are expected to be carried by a progressively smaller group of people;

- in 2004 the Board decided that we were no longer able to offer to policyholders the prospect of additional financial benefits in the form of increased policy payouts (which we called "benefits of mutuality"); and
- looking forward, the Group requires access to further external capital in order to support and develop its businesses.

We initiated a strategic review of our business in early 2004 with a view to determining an appropriate capital structure for Standard Life going forward. Based on the conclusions of this review, the Board decided (among other things) that we needed to make changes to the way we managed our business and that proceeding towards demutualisation was in the best interests of Standard Life and our policyholders. Standard Life also reassessed its calculation of its liabilities (including the prospective cost of guarantees), took steps to improve its capital management procedures and made a number of changes to the way it illustrated prospective benefits for with profits investors.

What alternatives did the Board consider?

The Board considered the following alternatives in detail before deciding to recommend the Proposal.

Continue as a mutual organisation and remain open to new business

Standard Life may be able to continue as a mutual open to new business for a number of years. However, there are a number of potential problems with this option:

- we would not be able to offer Eligible Members the opportunity to unlock value and receive shares or cash in place of their membership rights in Standard Life;
- the risks that with profits investors have to carry are expected to increase. This is because with profits investors effectively bear all of the business risks of the Group and we expect that there will be fewer with profits investors in the future; and
- our plans to support and develop the Group's business may need to be scaled down in the future if we remain as a mutual, because we may not generate enough capital from our with profits investors or other sources to allow us to implement them.

Continue as a mutual organisation and close to new business

If Standard Life were to continue as a mutual organisation and close to new business, any surplus assets could be distributed over time to with profits investors by way of additional financial benefits in the form of increased policy payouts. However, there are a number of potential problems with this option:

- we believe that the total amount to be distributed to with profits investors under this option would be less than the value Eligible Members can expect to share under the Proposal for the following reasons:
  - there would be redundancy and other reorganisation costs associated with closing Standard Life to new business;
  - if Standard Life closed to new business, it might have to adopt a more conservative investment strategy for its with profits business. Such an investment strategy could generate lower returns for with profits investors than those available if it remained open to new business with a different strategy;
  - the value attributed to goodwill (including the value of the Standard Life brand) might be reduced; and
  - Standard Life might not receive as much for its subsidiaries and other businesses if it sold them after closing to new business;
- distributions to with profits investors would be likely to occur over a long period of time. Under the Proposal, Eligible Members will be sent shares or cash shortly after flotation; and
- a number of risks that are passed to shareholders under the Proposal would be retained by with profits investors. Consequently, the ultimate value realised under this option when distributions are made is uncertain.

Pursue a sale or merger of Standard Life

Any sale or merger of Standard Life might address some of the constraints of the current structure. Such a transaction might also achieve some of the benefits associated with the Proposal (such as unlocking value for Eligible Members). However, there are a number of potential problems with this option:

- a sale or merger of Standard Life would be a very complex transaction (and would also probably involve demutualisation);
- pursuing a sale or merger of Standard Life would take additional time and involve further significant cost. Any sale or merger process could cause uncertainty, damage the Group's business and, potentially, reduce the value obtained by Eligible Members from their membership of Standard Life;
- there is no guarantee that a sale or merger of Standard Life could be completed on appropriate terms; and
- a sale would be unlikely to offer Eligible Members the opportunity to retain a direct ownership interest in Standard Life.

The Directors have received approaches in recent weeks relating to potential transactions. These approaches have included requests to take significant shareholdings in Standard Life plc and a specific approach involving an all share merger with Standard Life. In each case, the Directors have concluded that the potential transaction is not in the best interests of Members, policyholders and the business, having regard to factors such as the proposed valuation and other terms, the lack of certainty of outcome, the time that it would take to complete any agreement and the risk of disruption to the successful implementation of the Proposal. As required by their fiduciary duties, the Directors will, of course, keep under review whether any alternative may, in all the circumstances, offer material advantages when compared to the Proposal.

A closer look at the main features of the Proposal

This section is a more detailed look at the main features of the Proposal.

Demutualisation

The Group will be reorganised as a result of demutualisation:

- Ownership of Standard Life's business will be transferred to a new Scottish-based holding company, Standard Life plc, which will be owned by shareholders.
- Standard Life Assurance, a new Scottish-based company which will be wholly-owned by Standard Life plc, will become the insurer for almost all of our policies.
- Certain of our Canadian policies and our Bermudan policies are the exception:
  - These Canadian policies (together with certain assets and liabilities relating to them) will either be assumed by Standard Life Canada by way of assumption reinsurance or remain with Standard Life. The assumption reinsurance of policies by Standard Life Canada is expected to happen shortly before we demutualise.
  - Standard Life Canada is currently an existing Canadian subsidiary of Standard Life and will become a subsidiary of Standard Life plc.
  - The Bermudan policies (together with certain assets and liabilities relating to them) will be assumed by our new Bermudan insurance subsidiary.
- The general rule is that the future profits and/or losses arising from policies written by members of the Group after demutualisation will be for the ultimate benefit of the shareholders of Standard Life plc.
- Substantially all of the net profits (other than investment surplus) arising from most of Standard Life's existing policies in the UK, Ireland and Germany will also be for the ultimate benefit of the shareholders of Standard Life plc (subject to certain protections for policyholders which are described in the section headed 'Constraints on transfer of assets out of the With Profits Fund' in Part 4).
- The main operating subsidiaries of Standard Life (including Standard Life Canada, Standard Life Bank, Standard Life Healthcare and Standard Life Investments) will become shareholder-owned assets of Standard Life plc or one of its subsidiaries.

- The shares or other interests owned by Standard Life in its joint venture operations in China and India are intended to be transferred to Standard Life plc.
- Standard Life's remaining assets and liabilities will transfer to Standard Life Assurance.
- As part of the Proposal, the terms of the Mortgage Endowment Promise (or MEP) issued to certain of our UK and Irish mortgage endowment policyholders will be amended on demutualisation in the manner described in Part 5 of this document.

Protection for policyholders

The Proposal contains a number of protections for policyholders:

- All Standard Life policyholders will keep their existing policies – any shares or cash that Eligible Members receive will be in addition.
- All policyholders will still be customers of the Group. Instead of being with Standard Life, the policies will generally be with Standard Life Assurance, Standard Life Canada or our Bermudan subsidiary (though some of the Canadian policies will remain with Standard Life).
- Premiums will be collected in the same way as they are now. You do not need to do anything to change any direct debit arrangements, even where premiums will be paid to a different member of the Group. If you pay your premiums by cheque and your premiums are to be paid to a different member of the Group, we will give you the information you need to pay that member of the Group at the appropriate time.
- The Proposal includes provisions designed, among other things, to protect the security of policy benefits for all existing policyholders and the reasonable benefit expectations of with profits investors.
- The Proposal has been reviewed by our regulator, the FSA, and regulators in a number of other countries. We will not demutualise unless our plans to do so have been approved by the Court. We also need the approval of the courts in Bermuda, Guernsey and Jersey for parts of the Proposal to be implemented. There is more information on the Court approval process in Part 6.
- An Independent Expert, Mike Arnold, a Fellow of the Institute of Actuaries, has reviewed the Proposal and produced a report which will be considered by the Court before it decides whether to approve our plans to demutualise. Part 7 of this document contains a summary of the Independent Expert's report. In it, he concludes, among other things, that:
  - the effective financial strength of Standard Life Assurance will not be significantly different to that of Standard Life when we demutualise and will be sufficient to ensure adequate security for the transferred policies; and
  - the benefit expectations of with profits investors will not be adversely affected by implementation of the Main Scheme.

Demutualisation entitlements

This section answers some of the questions you may have about the demutualisation entitlements of shares or cash which are part of the Proposal.

Am I eligible?

- To qualify for demutualisation entitlements you must be an Eligible Member.
- Generally speaking, you will be an Eligible Member and entitled to receive a demutualisation entitlement if you are the Member for a policy which started on or before 30 March 2004 and which has been continuously invested in with profits with Standard Life from 30 March 2004 up to the SGM Date (both dates inclusive).
- There is only one Member for each policy. You will generally be the Member for a particular policy if you are the only policyholder. In the case of a policy held by more than one person, you will generally be the Member if your name appears first on the policy or you were nominated by all the other policyholders to be the Member before we closed to new Members on 18 October 2005.

- If you were a Member for a policy invested in with profits as at 30 March 2004 but that policy matured on or after 18 October 2005, you may still be eligible for a demutualisation entitlement. We are proposing to change the Regulations at the SGM to reinstate your membership if you would otherwise meet the eligibility requirements. You will not receive a demutualisation entitlement if all of your policies invested in with profits matured before 18 October 2005.

- There are some other special cases which are an exception to the general rule about eligibility. Details of these special cases and other amendments to our Regulations to allow some other people to be Eligible Members can be found in Part 2.

- If our records show that we expect you to be an Eligible Member you should have received a Share Allocation Statement with this document showing your expected allocation of shares if Standard Life demutualises. If you did not receive a Share Allocation Statement please check Part 2 to understand why.

How much will I get?

- The value of an Eligible Member's demutualisation entitlement depends on the number of shares allocated to them.

- Each Eligible Member will be entitled to a single fixed allocation of 185 shares. This amount will be the same for all Eligible Members because each Eligible Member currently only has one vote at general meetings of the Members of Standard Life.

- Most Eligible Members will also be entitled to a variable allocation of shares. This will be determined by reference to the with profits investments that they held as at 30 March 2004 under each policy for which they are the Eligible Member.

What will my shares be worth?

The value of the shares to be issued to Eligible Members cannot be determined accurately yet, but Merrill Lynch International and UBS Limited (financial advisers to Standard Life) have estimated that, had the demutualisation and all other related matters been implemented and the Ordinary Shares been listed on the London Stock Exchange, the Ordinary Shares would have traded on 13 April 2006 within the likely price range of:

240p and 290p.

The offer price of the shares and the price at which they will subsequently trade on the London Stock Exchange will not necessarily be within this range and could be materially outside it, because of changes in, for example, stock market conditions or the financial position and performance of Standard Life's businesses between the time of the estimate and the time of Listing. In addition, the offer price set as part of the Offers will be determined with reference to demand for shares under the Offers.

This estimate has been provided to Standard Life on the bases and assumptions set out in the letter from Merrill Lynch International and UBS Limited included in Part 11 of this document. The letter is not a recommendation on how to vote with respect to the Proposal and Merrill Lynch International and UBS Limited have consented to the inclusion of the letter in this document on the basis that, without prejudice to any responsibility or duty of care they may owe, or any liability they may have, to Standard Life in respect of the letter, no responsibility, duty of care or liability is accepted by them to Members, policyholders or any third parties in respect of the letter or this document.

Merrill Lynch International and UBS Limited are acting exclusively for Standard Life and Standard Life plc in connection with the Proposal and not for anyone else, they will not advise or provide any protections to any other person and they make no representations with respect to the accuracy or completeness of any information contained in this document.

Will I get shares or cash?

- Eligible Members will receive shares in Standard Life plc or cash as compensation for the loss of their membership rights in Standard Life. Eligible Members will not have to pay for any shares or cash provided to them as their demutualisation entitlement.

- Most Eligible Members will be entitled to receive shares. However, for various legal and practical reasons, Eligible Members who according to our records are not resident in a Permitted Country on the SGM Date will only be entitled to receive cash.

- Eligible Members who according to our records are resident in a Permitted Country on the SGM Date will be able to choose whether to keep the shares they receive as their demutualisation entitlement or to have all of those shares sold on their behalf on flotation.
- There is more information about demutualisation entitlements and the choices Eligible Members may make in Part 3.

What do I have to do to have my demutualisation entitlement sent to me?

- Eligible Members will not have their demutualisation entitlement sent to them unless we are satisfied that we have a valid address for them.
- We sent you a letter in October 2005 asking you to confirm your details if our records showed that you were likely to be an Eligible Member. If you did not complete and return the form (or any subsequent forms) you should confirm your details to us as soon as possible. Completing and returning a Voting Form is one way to confirm your details.

How will the Proposal affect our employees and Directors?

- All employees of the Group who meet certain eligibility criteria will be allocated 185 free shares in Standard Life plc as part of the Proposal at flotation. The total number of free shares to be allocated to employees in this way will be less than 0.2% of the total shares issued under the Proposal.
- Employees who are not resident in a Permitted Country will not be able to receive free shares – if they meet the eligibility criteria they will receive an equivalent amount of cash instead. The terms on which employees receive free shares will also vary depending on the jurisdiction in which they are resident.
- Those employees who are Eligible Members will also receive a demutualisation entitlement calculated in the same way as for any other Eligible Member. Employees will also be entitled to apply for additional shares in the Preferential Offer and the Retail Offer which are described in the section below headed 'Flotation'.
- All of the current Directors are expected to be appointed as the initial directors of Standard Life plc and the executive Directors will be eligible to participate in the share plan which it is expected Standard Life plc will establish.
- Those Directors who are Eligible Members will also receive a demutualisation entitlement calculated in the same way as for any other Eligible Member. The Directors will also be entitled to apply for additional shares in the Preferential Offer and the Retail Offer. However, the Directors have waived any right they have to receive shares under the Proposal as Group employees.
- None of the Directors will receive any other benefits as a result of the Proposal.

Flotation

The key features of the flotation of Standard Life plc are:

- Standard Life plc will apply for its shares to be admitted to the Official List and admitted to trading on the London Stock Exchange. This will put a market value on any shares that you receive on demutualisation.
- Standard Life plc intends to raise approximately £1.1 billion of net new capital on flotation. There is information in Part 8 on how it is expected that Standard Life plc will use this money.
- Subject to certain conditions, Standard Life plc intends to give Eligible Members, other Standard Life policyholders and certain other Group customers (as at 18 April 2006) and Group employees the opportunity to buy New Shares at a discounted price if they are resident in a Permitted Country. This is called the Preferential Offer. The United States is not a Permitted Country so policyholders resident in the United States or any other jurisdiction which is not a Permitted Country will not be eligible to participate in the Preferential Offer.
- The flotation will also involve Standard Life plc making two other offers – the Institutional Offer (which will offer shares to certain large institutional and other significant investors) and the Retail Offer (which will offer shares to certain individual and other investors). The allocation of New Shares between the Offers will be described in the Prospectus.

- We plan to write to people who are eligible to buy New Shares in the Preferential Offer with more information in June 2006. This will include an indication of the estimated price payable for shares under the Preferential Offer and the size of the discount to the price payable under the Institutional Offer and the Retail Offer which this represents.
- Eligible Members will only be able to participate in the Preferential Offer if the shares which they receive as their demutualisation entitlement are not sold as part of the flotation.
- Standard Life plc also intends to issue free bonus shares to anybody who:
  - receives shares as their demutualisation entitlement;
  - buys shares in the Preferential Offer; or
  - receives free shares under the Proposal on flotation as an employee of the Group

  and keeps those shares for a period of 12 months from the date of Listing. One free bonus share will be given for every 20 shares held continuously throughout this 12-month period.

The Preferential Offer is being made available to give eligible customers and employees the opportunity to acquire shares in Standard Life plc on favourable terms. The free bonus issue is to encourage people who receive shares on demutualisation, as employees or through the Preferential Offer to retain those shares. The Board does not believe that any reduction in value for Eligible Members as a result of these arrangements is significant overall.

What has to happen for the Proposal to go ahead?

Demutualisation and flotation will only happen if all necessary legal, regulatory and other processes have been concluded satisfactorily and the Board decides to proceed with demutualisation and flotation.

Factors that the Board will consider in deciding whether to proceed with demutualisation and flotation include any changes in stock market conditions and the performance of our business since the date of this document. We do not expect that the Proposal will be implemented unless the Board believes Standard Life plc is in a position to raise an appropriate amount of new capital through subscription for the New Shares.

Who has reviewed the Proposal?

The Proposal has already been reviewed by:

- **The FSA** – the Proposal has been reviewed by the FSA, the UK regulatory authority for insurance companies. We have no reason to believe that the FSA will object to the Proposal when it is considered by the Court.
- **The With Profits Actuary and Actuarial Function Holder** – the Proposal has been reviewed by Colin Ledlie, a Fellow of the Faculty of Actuaries, in his capacities as the With Profits Actuary and Actuarial Function Holder. Mr Ledlie has prepared a summary of his reports to the Board on the Proposal, which is set out in Part 7.
- **The Independent Expert** – the Proposal has been reviewed by Mike Arnold, a Fellow of the Institute of Actuaries, who has been appointed by Standard Life as the Independent Expert to report to the Court on the Proposal. The FSA approved Mr Arnold's appointment. Mr Arnold has prepared a summary of his report on the Proposal, which is reproduced in Part 7.

In addition, David Congram, Fellow of the Canadian Institute of Actuaries, has reviewed the Canadian Scheme of Transfer (which is the part of the Proposal which relates to our Canadian branch) in his capacity as Independent Actuary in Canada. Mr Congram has prepared summaries of his reports and opinions on the Canadian Scheme of Transfer and these summaries are being sent to policyholders of our Canadian branch along with their copy of this document.

Part 1

What else has to happen?

The Proposal also needs to be:

- **Reviewed by insurance regulators outside the UK** – the Proposal is currently being reviewed by the insurance regulators in Austria, Bermuda, Canada, Germany, Guernsey, Jersey, Ireland and each other EEA State, as well as regulators in certain other jurisdictions. This review is required to the extent the Proposal relates to policyholders resident in their jurisdiction or affects the business and operations of the Group in their jurisdiction.
- **Approved at the SGM** – Standard Life can't demutualise unless at least 75% of the Voting Members who vote at the Special General Meeting vote in favour of the Proposal. So it's very important for you to use your vote if you have one. All you need to do is complete and return your Voting Form. We must receive your completed Voting Form by no later than Sunday 28 May 2006. Each Voting Member has one vote and has an equal say – no matter how many policies they have or how much money they have invested in with profits. There are no "block" votes. Every vote counts.
- **Approved by the Court** – the Proposal needs to be approved by the Court, as described in Part 6. Any policyholder has the right to be heard by the Court before the Court decides whether to approve the Proposal. You should therefore read this document (and, in particular, the section headed 'How will the Proposal affect existing policyholders?' on page 31) very carefully and consider how the Proposal affects you. Part 6 explains how policyholders can object to the Proposal if they do not agree with it. The approval of the courts in Bermuda, Guernsey and Jersey is also required for parts of the Proposal. There is more information about the various court processes in Guernsey and Jersey in Part 6.

Board recommendation

After reviewing the options available to Standard Life, the Board has concluded that the proposal to demutualise and float on the London Stock Exchange is the best option for Members, policyholders and our business.

The Board unanimously recommends the Proposal and urges Voting Members to vote for the Special Resolution to be proposed at the SGM. Each Director who is a Voting Member intends to vote '**yes**'.

Part 2
Eligible Members and Voting Members

People entitled to receive demutualisation entitlements under the Proposal are referred to in this document as "Eligible Members" and people who have a vote on demutualisation are referred to as "Voting Members". Not all of our policyholders will be Eligible Members or Voting Members. This Part explains more about Eligible Members and Voting Members. If you have not received a Share Allocation Statement or Voting Form, you can find out here why you may not be an Eligible Member or a Voting Member.

Being a Member

The entitlement of a policyholder to be a Member, and their rights as a Member, are determined by the Standard Life Act and our Regulations.

You will generally be the Member for a particular policy if you are the only policyholder. This will be the case even if you have assigned your policy as security for a mortgage or loan, so long as you still have an interest in the policy.

In the case of a policy held by more than one person, you will generally be the Member if your name appears first on the policy or you were nominated by all the other policyholders to be the Member before we closed to new Members on 18 October 2005. There is only one Member for each policy.

Being an Eligible Member

We expect that approximately 2.4 million of our Members will be Eligible Members and eligible to receive a demutualisation entitlement. If we expect you to be an Eligible Member you should have received a Share Allocation Statement with this document. If you have not received a Share Allocation Statement, please see the section below headed 'Reasons why you may not be an Eligible Member'. The following flowchart will help you understand who is likely to be an Eligible Member:


Are you the Member for a policy which started on or before 30 March 2004 and which has been continuously invested in with profits with Standard Life since 30 March 2004?
No
You will not be an Eligible Member unless you fall within one of the situations described in the sections below headed 'Special cases' or 'Amendment of the Regulations'.
Yes
You will be an Eligible Member as long as you do not surrender your policy, stop paying your premiums or switch out of with profits on or before the SGM Date and you are still the Member for that policy on that date.

The general rule

You will be an Eligible Member if, at the time we demutualise, you are the Member for a policy which started on or before 30 March 2004 and which has been continuously invested in with profits with Standard Life from 30 March 2004 up to the SGM Date (both dates inclusive).

30 March 2004 is an important date for eligibility as it is the last day before Standard Life announced that the Board was satisfied that, in principle, proceeding towards demutualisation was in the best interests of Standard Life and its policyholders.

As part of this announcement, Standard Life also stated its policy that anyone making a with profits investment on or after 31 March 2004 would not be eligible to receive any benefits relating to demutualisation of Standard Life for a three-year period from the date the application relating to that investment was received by Standard Life. The Board took this decision to preserve and maximise the value of Standard Life for people who were Members for policies invested in with profits before the decision in principle to proceed towards demutualisation and flotation was announced.

The reason that having a with profits investment is so important is that only Members for a policy invested in with profits generally have a right to vote at general meetings or have the potential to share in any surplus on a winding up of Standard Life.

Special cases

You will also be an Eligible Member if you are within one of a limited number of exceptions to the general rule that your policy must have been continuously invested in with profits from (and including) 30 March 2004. These exceptions generally relate to policies:

- issued after 30 March 2004 where we received the application on or before that date;
- which had lapsed but are reinstated on or before the SGM Date; or
- issued after 30 March 2004 but which relate to with profits investments made with Standard Life on or before that date.

The exception referred to in the last bullet point includes reinvestments of maturity proceeds before 18 October 2005, policies issued on the winding-up of an occupational pension scheme, individual policies issued before 18 October 2005 on the transfer of benefits from occupational pension schemes, new pension policies issued on the transfer of benefits from a personal pension policy and policies issued on a divorce settlement.

Amendment of the Regulations

The Board also believes that certain people who ceased to be invested in with profits on or after we closed to new Members on 18 October 2005 should also be entitled to receive a demutualisation entitlement. As mentioned in Part 1, this includes people whose policy matured on or after this date. We are proposing amendments to the membership provisions of our Regulations at the SGM to reinstate these people (or their personal representatives) as Members and enable them to be Eligible Members.

In addition, there are a number of cases where, under our current Regulations, there is no Member for a policy. The proposed amendments to the Regulations therefore also involve:

- reinstating the membership of certain former Members who transferred their policy to another person on or after we closed to new Members on 18 October 2005;
- conferring membership on certain people who have acquired a policy but have not applied for membership (as required by our current Regulations);
- conferring membership on certain people whose trustee in bankruptcy (or equivalent) owns their policy but no longer has any interest in it; and
- conferring membership on certain people who receive a reversionary annuity following the death of another person before 18 October 2005.

In each case, people who become Members as a result of these amendments will also be entitled to demutualisation entitlements so long as the other conditions for being an Eligible Member are satisfied. In certain circumstances, people who become Members as a result of these amendments may have obligations to other people in respect of any demutualisation entitlements they receive – see the section headed 'Other people's rights' in Part 3.

These amendments to the Regulations will increase the total number of Eligible Members and will reduce the level of demutualisation entitlements which other Eligible Members receive. However, the Board does not believe that the reduction is significant overall and believes that including these people as Eligible Members is important to ensure that the Proposal is fair. These amendments have been considered by the FSA and the Independent Expert as part of their review of the Proposal. More information on the proposed changes to the Regulations is set out in Part 14.

Reasons why you may not be an Eligible Member

Not every Member will be an Eligible Member. The most common reason why a Member will not be an Eligible Member is because they do not have an investment in with profits.

The rights of Members who do not have an investment in with profits are currently very limited. They do not have any right to attend or vote at general meetings of Standard Life, they have no right to share in the profits of Standard Life and would have no right to share in any surplus on a winding-up of Standard Life. That is why they are not eligible to receive demutualisation entitlements under the Proposal.

However, even if you have an investment in with profits, you will generally not be an Eligible Member if:

- all your with profits investments under your current policy were made after 30 March 2004. In many cases you will be subject to a Supplementary Declaration agreeing that you will not be eligible to receive any demutualisation entitlements in these circumstances. The compensation arrangements described in Parts 1 and 3 have been drawn up on that basis;
- your membership has ended because you have failed to comply with the conditions of your policy (for example, your policy has lapsed because the premiums have not been paid when they were due). If you think that this applies to you, you should contact us by calling your local dedicated helpline on the relevant telephone number listed on the last page of this document to see if you can reinstate your membership on or before the SGM Date;
- your policy is surrendered on or before the SGM Date;
- your investment in with profits is switched out of with profits on or before the SGM Date;
- Standard Life became the insurer for your policy after 30 March 2004 (for example, if you originally took out your policy with Hannover Standard Life);
- the policy under which you hold your with profits investment was transferred to you on or after 18 October 2005. The person who transferred the policy to you may be an Eligible Member and may have obligations to you in respect of any demutualisation entitlement they receive – see the section headed 'Other people's rights' in Part 3; or
- your with profits investment with Standard Life is made under a policy held on your behalf by trustees or some other person. For example, the trustee of Stanplan A (Standard Life Trustee Company Limited) will be the Eligible Member if you are a member of Stanplan A.

You will also not be an Eligible Member if your policy is with Standard Life Healthcare rather than with Standard Life, or your investment is with Standard Life Bank or Standard Life Investments.

Voting membership

If you are an Eligible Member you will usually also be a Voting Member. If our records show that you are currently a Voting Member you should have received a Voting Form with this document.

If you have received a Share Allocation Statement but not a Voting Form you may be an Eligible Member but not a Voting Member. For example, you will not be a Voting Member if:

- you will only become an Eligible Member as a result of the amendments proposed to be made to the Regulations at the SGM (for example, if you ceased to be invested in with profits because your policy matured on or after 18 October 2005); or
- you will only be an Eligible Member because you fall within one of the exceptions described in the section above headed 'Special cases' and your policy was issued or reinstated after 30 November 2005. This is the relevant date under our Regulations from which a policy must be invested in with profits to confer eligibility to vote at the SGM.

Part 3
Compensation for loss of membership rights

If Standard Life demutualises and floats, Eligible Members will be compensated for the loss of their membership rights. This section explains more about how we will do this and the choices provided to Eligible Members receiving shares.

Under the Proposal, Standard Life plc will provide shares or cash to all Eligible Members in place of their membership rights in Standard Life. These membership rights will end if we demutualise. Eligible Members will not have to pay for their demutualisation entitlement.

Most Eligible Members will receive their demutualisation entitlement in the form of shares. However, for various legal and practical reasons, Eligible Members who are not resident in a Permitted Country on the SGM Date will not receive shares; these Members will receive cash in place of their membership interests in Standard Life.

If we expect you to be an Eligible Member, you should have received a Share Allocation Statement with this document. Please refer to your Share Allocation Statement which sets out your current allocation of shares if Standard Life demutualises. Please note that your demutualisation entitlement will be reduced or forfeited if you surrender a policy which is invested in with profits or switch out of with profits on or before the SGM Date. This may also be the case if your policy lapses on or before that date as a result of you stopping paying premiums.

Allocation of shares

There are two types of share allocation:

Fixed allocation

Each Eligible Member will be entitled to a single fixed allocation of 185 shares. This reflects the fact that each Member is only entitled to one vote at a general meeting of Standard Life under our Regulations, regardless of the number of policies they hold, the amount they have invested in with profits or the capacity in which they hold these policies.

Variable allocation

Most Eligible Members will also be entitled to a variable allocation of shares. This will be determined by reference to the with profits investments that they held as at 30 March 2004 under each policy for which they are the Eligible Member. The variable allocation will reflect various factors, including:

- the size of those with profits investments;
- the length of time those investments had been continuously invested in with profits with Standard Life as at 30 March 2004; and
- the type of policy.

How the variable allocation was calculated

Broadly, policies of the same product type that have been invested in with profits with Standard Life for a longer period as at 30 March 2004 and had a greater amount invested in with profits will give rise to a higher amount of variable share allocation.

The methodology used to determine the amount of variable allocation has been designed so that the overall approach can be applied, as consistently as possible, across different types of policy and between policies issued by different parts of Standard Life's business. We have Eligible Members for approximately three million policies invested in with profits. So we have had to adopt a methodology which is fair for all our Eligible Members – making adjustments where necessary to our basic approach to do this.

The approach used for most of the types of policies for which someone can be an Eligible Member is set out below:

- **conventional with profits policies** – the sum of the declared reversionary bonus(es) applying to the policy (or, in some cases, each incremental part of the policy) as at 30 March 2004 will be multiplied by a factor based on the length of time the policy (or increment) had been continuously invested in with profits with Standard Life up to (and including) 30 March 2004, the product type and, in the case of endowment products, the term of the policy; and
- **unitised with profits policies** – the nominal fund value (or the smoothed fund value for stakeholder pensions products, the new style With Profit Trustee Investment Plans, Executive Pension Plan Plus and Personal Retirement Savings Account) of the with profits units invested in the relevant fund under the policy (or, in some cases, each incremental part of the policy) as at 30 March 2004 will be multiplied by a factor based on the length of time the policy (or increment) had been continuously invested in with profits in the relevant Standard Life fund up to (and including) 30 March 2004, the product type and, in some cases, when the last premium was paid under the policy.

In broad terms, we have used the sum of the declared reversionary bonus(es), nominal fund value or smoothed fund value, as at 30 March 2004, to reflect the value of with profits investments made up to 30 March 2004. This is aimed at ensuring that, as a general rule, no account is taken of new policies which have been invested in with profits, increases to existing investments in with profits or switches into with profits, in each case on or after 31 March 2004. Where a policy denominated in a currency other than sterling has been used to determine a variable allocation, the exchange rate applying at 30 September 2005 has been used to convert the relevant investments into sterling to enable the calculation to be carried out.

There are occasions when a final bonus is triggered (even if, in some circumstances, no amount is added to the sum realised, for example, because of guarantees applying) where a with profits investment is transferred from one policy invested in with profits to another policy or from one sub-fund invested in with profits to another such sub-fund. In determining the length of time that a policy had been continuously invested in with profits with Standard Life as at 30 March 2004, we treat any triggering of a final bonus as ending a period of continuous with profits investment with the result that the earlier period of investment in with profits will not be taken into account in calculating variable allocation.

Fairness

The Board considers that the compensation arrangements outlined in this document are fair. Both the With Profits Actuary and the Independent Expert have also stated in their respective reports that they consider the allocation of demutualisation entitlements to be fair.

Demutualisation entitlement – shares or cash?

Eligible Members will receive their demutualisation entitlements in the form of shares or cash, depending on where they are resident on the SGM Date. Residence is determined by the address shown in our records on that date. There are also special rules which apply to Eligible Members who are pension scheme trustees. There is more information on these rules in the section headed 'Pension scheme trustees' at the end of this Part 3.

Eligible Members resident in the UK, the Channel Islands, the Isle of Man, Austria, Germany or Ireland

Eligible Members resident in the UK, the Channel Islands, the Isle of Man, Austria, Germany or Ireland on the SGM Date will receive their demutualisation entitlement as shares. If you are an Eligible Member resident in one of those jurisdictions, we will send you a form giving you the option to choose between keeping those shares on the flotation of Standard Life plc or having all of them sold as part of the flotation and receiving the net proceeds of that sale in cash. If everything proceeds to plan, we expect to send these forms out in June.

Eligible Members resident in Canada

Eligible Members resident in Canada on the SGM Date will also receive their demutualisation entitlement as shares. However, if you are an Eligible Member resident in Canada all of those shares will be sold automatically on your behalf on flotation, unless you choose to keep them, and you will receive the proceeds of that sale in cash. If you are an Eligible Member resident in Canada, we will send you a form giving you the option to keep your shares. If everything proceeds to plan, we expect to send these forms out in June.

Eligible Members resident outside Permitted Countries

For various legal and practical reasons, Eligible Members resident on the SGM Date in a jurisdiction which is not a Permitted Country will only be entitled to receive cash as their demutualisation entitlement. If you are an Eligible Member resident in a jurisdiction other than a Permitted Country, you will receive a cash amount equal to the price per share at which the New Shares are issued by Standard Life plc under the Institutional Offer and the Retail Offer multiplied by the number of shares you would have received if you were resident in a Permitted Country.

Demutualisation Shares have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or delivered in the United States. Eligible Members resident in the United States or any other jurisdiction that is not a Permitted Country will not be eligible to receive their demutualisation entitlement as shares and will receive cash instead.

Receiving shares

Standard Life intends to arrange for most Eligible Members to be able to hold any shares they receive as their demutualisation entitlement through the Standard Life Share Account. The Standard Life Share Account is intended to give Eligible Members a convenient way to hold their shares. Eligible Members will be able to attend shareholder meetings, vote and receive dividends and other information relating to these shares. There will be more information about this in the documents which we plan to send out in June.

Eligible Members resident in the UK, the Channel Islands, the Isle of Man or Ireland may choose to receive a share certificate rather than hold their shares in the Standard Life Share Account. It is planned that Eligible Members resident in Austria or Germany will have their shares held in the Standard Life Share Account on flotation with the option to transfer these shares to their own share deposit account at a later date. Eligible Members resident in Austria or Germany will not be able to choose to receive share certificates if their shares can be held in the Standard Life Share Account.

Eligible Members resident in Canada will not be able to hold their shares in the Standard Life Share Account and will receive a share certificate in respect of the shares they receive as their demutualisation entitlement if they are not sold on flotation. There may also be some other types of Eligible Member who will also not be able to hold their shares in the Standard Life Share Account, such as corporate members.

Share certificates and (in the case of Eligible Members whose shares are held through the Standard Life Share Account) share account statements will be sent within 14 days of flotation. These will be sent at the risk of the people to whom they are sent.

Standard Life plc intends to arrange a share dealing service to help those Eligible Members who decide to sell their shares after flotation rather than having them sold on flotation.

If you sell or otherwise transfer any of the shares you receive as your demutualisation entitlement within 12 months of the date of Listing (either through the share dealing service arranged by Standard Life plc or in any other way), you will not be entitled to receive bonus shares from Standard Life plc in respect of the shares you have sold. There is more information on the bonus shares which Standard Life intends to issue in the section headed 'Flotation' in Part 1.

Receiving shares and selling them on flotation

If on the SGM Date you are an Eligible Member who is resident in a Permitted Country other than Canada and you choose to have all of the shares you receive as your demutualisation entitlement sold on your behalf on flotation, those shares will be sold at the price per share at which the New Shares are issued by Standard Life plc under the Institutional Offer and the Retail Offer. You will receive the proceeds of the sale of those shares after a charge to cover certain administrative, dealing, stamp duty and (if relevant) foreign exchange costs has been deducted.

If on the SGM Date you are an Eligible Member resident in Canada and you do not choose to keep the shares you receive as your demutualisation entitlement, those shares will be sold automatically on your behalf on flotation at the price per share at which the New Shares are issued by Standard Life plc under the Institutional Offer and the Retail Offer. You will receive the proceeds of the sale of those shares without any deduction for administrative, dealing, stamp duty or foreign exchange costs.

Eligible Members whose shares are sold in this way will be sent a cheque as soon as practicable after flotation. Your cheque will be payable in sterling if you are resident in the UK, the Channel Islands or the Isle of Man on the SGM Date, Canadian dollars if you are resident in Canada on the SGM Date or euro if you are resident in Austria, Germany or Ireland on the SGM Date. All cheques will be sent at the risk of the people to whom they are sent.

In any case where Standard Life plc is aware that a deduction or withholding is required from a cash payment for tax purposes, Standard Life plc will make the required deduction or withholding and send a cheque net of such deduction or withholding.

You will not be able to participate in the Preferential Offer or receive bonus shares from Standard Life plc in respect of the shares you receive as your demutualisation entitlement if:

- you choose to have all of the shares you receive as your demutualisation entitlement sold on your behalf on flotation; or
- in the case of Eligible Members resident in Canada on the SGM Date, you do not choose to keep the shares you receive as your demutualisation entitlement.

There is more information on the Preferential Offer and on the bonus shares Standard Life plc intends to issue in the section headed 'Flotation' in Part 1.

Receiving cash

If you are an Eligible Member who is not resident in a Permitted Country on the SGM Date, you will be sent a cheque as soon as practicable after flotation for an amount equal to the price per share at which the New Shares are issued by Standard Life plc under the Institutional Offer and the Retail Offer multiplied by the number of shares you would have received if you were resident in a Permitted Country.

Your cheque will be payable in the currency of the jurisdiction in which the Standard Life business that sold you the policy for which you are the Eligible Member is located and all cheques will be sent at the risk of the people to whom they are sent.

Standard Life plc will meet all administrative, dealing, stamp duty and (if relevant) foreign exchange costs associated with any sale of shares used to fund your demutualisation entitlement and there will therefore be no deduction in respect of those costs from the amount that you receive.

In any case where Standard Life plc is aware that a deduction or withholding is required from a cash payment for tax purposes, Standard Life plc will make the required deduction or withholding and send a cheque net of such deduction or withholding.

Eligible Members who are not resident in a Permitted Country on the SGM Date will not be able to participate in the Preferential Offer or receive bonus shares from Standard Life plc.

Taxation

Please refer to Part 10 which contains summaries of Standard Life's understanding of certain aspects of taxation law and practice currently in force in the UK, Ireland, Canada, Germany and Austria and which are relevant to the Proposal. If you are in any doubt about your tax position you should consult an appropriate independent professional financial or tax adviser immediately.

Other people's rights

Although demutualisation entitlements are only being provided to Eligible Members, other people may have an interest in them and an Eligible Member may have to share this demutualisation entitlement with them. For example:

- where you are an Eligible Member by virtue of being a trustee, you must consider the terms of the trust in deciding how to deal with any demutualisation entitlement received;
- where you are the Member for a policy held jointly with other policyholders, these other policyholders will generally have an interest in your demutualisation entitlement unless there is an agreement to the contrary; and
- where you have transferred the policy for which you are the Member, you should consider whether the transferee of the policy has any interest in your demutualistion entitlement.

Please seek independent professional advice if you are in any doubt about your right to keep any demutualisation entitlement which you may receive.

Confirmation of details

An Eligible Member will not be sent a demutualisation entitlement unless we are satisfied that we have a valid address for that Eligible Member recorded on our systems. This is for security reasons so that we can be satisfied that demutualisation entitlements are being sent to the right people.

We have written to people who, according to our records, are expected to be Eligible Members asking them to confirm or update their address and policy details. Eligible Members who complete and return a Voting Form will also be treated as having confirmed their details.

Where we have been unable to satisfy ourselves that we have a valid address for an Eligible Member recorded on our systems, the demutualisation entitlement of that Eligible Member will be held for and on behalf of the relevant Eligible Member in the Unclaimed Assets Trust described in the next section in accordance with the arrangements described below (except in the case of shares provided by way of demutualisation entitlement to Eligible Members in respect of Pension Scheme Member Policies which will, unless we otherwise receive timely instructions, be automatically sold on the flotation of Standard Life plc to provide policy enhancements).

Unclaimed shares and cash

Where we are not satisfied that we hold the valid address details of Eligible Members, as described in the 'Confirmation of details' section above, their demutualisation entitlements will generally be held in the Unclaimed Assets Trust.

The trustee will hold both unclaimed shares and cash for Eligible Members for a period of 10 years following demutualisation. The trustee will also hold all dividends or other distributions (such as bonus issues) and other assets received in respect of the unclaimed shares, as well as interest received on the unclaimed cash.

There are a number of provisions governing the terms on which the trustee will hold unclaimed shares and cash in the Unclaimed Assets Trust. These include:

- Restrictions on the exercise by the trustee of voting rights in respect of the unclaimed shares held in the Unclaimed Assets Trust.
- The trustee is entitled to make certain deductions, including in respect of costs and liabilities incurred in operating the Unclaimed Assets Trust. It is expected that these deductions will be funded, among other things, by the interest which accrues on dividends paid on the unclaimed shares and a proportion of the interest which accrues on the unclaimed cash.
- The trustee may choose to hold any cash in the Unclaimed Assets Trust in Standard Life Bank.

Eligible Members entitled to have shares transferred to them will also be entitled to receive all dividends, distributions (such as bonus shares) and other assets accrued in respect of their shares since flotation up until the date of their claim. Eligible Members entitled to have cash transferred to them will also be entitled to receive interest on that cash amount. Eligible Members who validly claim the unclaimed shares or cash held for them to the satisfaction of Standard Life plc on or before the expiry of 10 years following demutualisation will have shares or cash transferred to them by the trustees (subject to the deductions referred to above). Any payments or transfers from the Unclaimed Assets Trust are expected to take place within 31 days from the date on which a valid claim is accepted.

If you are an Eligible Member who is resident in a Permitted Country on the SGM Date but you are not resident in a Permitted Country when you validly claim your demutualisation entitlement, you will not be entitled to receive shares. In these circumstances, the shares which you would have received if you were still resident in a Permitted Country will be sold at the price at which shares in Standard Life plc are trading at that time and you will receive the proceeds of that sale after a charge to cover all administrative, dealing, stamp duty and foreign exchange costs has been deducted.

At the end of the period of 10 years following demutualisation, the entitlement of Eligible Members to claim unclaimed shares and unclaimed cash (together with any other rights in respect of the shares or cash) will cease and the Unclaimed Assets Trust will end. Any amounts held by the trustee at the end of this period may be used by Standard Life plc for general corporate purposes, including charitable giving.

Pension scheme trustees

If you are an Eligible Member in your capacity as a pension scheme trustee the choices you have will depend on the type of pension scheme policy for which you are the Member. Please remember that members of an occupational pension scheme are not Eligible Members unless they separately hold a policy for which they are the Eligible Member. However, a pension scheme trustee may be the Eligible Member for the pension scheme policy.

If you are an Eligible Member in respect of an occupational pension scheme policy, you will be able to choose to keep any shares you receive because you are the Eligible Member for that policy or have them sold on your behalf on flotation if you are resident in a Permitted Country.

If you are an Eligible Member for a Pension Scheme Member Policy then:

- Unless you choose to keep the shares you receive as your demutualisation entitlement or receive the cash proceeds of the sale of those shares, the shares will automatically be sold on your behalf on flotation and the cash proceeds applied towards a policy enhancement for the benefit of each eligible pension scheme participant under that policy.
- Eligible pension scheme participants are generally members of an occupational pension scheme in relation to whom there has been a continuous investment in with profits with Standard Life under the Pension Scheme Member Policy during the period from 30 March 2004 up to the SGM Date (both dates inclusive). In certain limited circumstances, an occupational pension scheme member will be an eligible scheme participant even if their continuous investment in with profits ends during the period beginning on or after 18 October 2005 and ending on the SGM Date. For example, this would be the case if the investment matures, is ended by the order of any court in relation to pension sharing or there is a claim made under the terms of the policy in relation to any event which Standard Life considers to have been outside the control of the person (for example, death or retirement).
- Policy enhancements are offered as the default option because of the adverse tax consequences that may arise if you retain shares or receive cash.

A pension scheme trustee who is shown in our records as an Eligible Member resident in a jurisdiction outside a Permitted Country on the SGM Date will not be able to choose to receive shares. Where a pension scheme trustee is an Eligible Member for a Pension Scheme Member Policy, they will be able to choose to receive cash or will otherwise have their demutualisation entitlement applied as policy enhancements.

If you are an Eligible Member who is a pension scheme trustee but are also an Eligible Member on your own account or as a trustee of any other type of policy written under trust, then your fixed allocation will be split for the purposes of determining how your demutualisation entitlements are to be applied among the one or more occupational pension scheme policies for which you are the Eligible Member, unless you write to inform Standard Life otherwise in sufficient time before we demutualise.

If our records show that you are an Eligible Member for an occupational pension scheme policy, you will be sent a letter explaining in greater detail the options open to you. This letter will also explain how any policy enhancements will be applied. If everything proceeds to plan, we expect to send this letter out in May.

Standard Life plc will meet all administrative, dealing, stamp duty and (if relevant) foreign exchange costs associated with any sale of shares required to apply cash proceeds towards a policy enhancement. Please remember that other people are likely to have an interest in your demutualisation entitlement – see the section headed 'Other people's rights' above.

Part 4
Summary of the Main Scheme

The Group will be restructured as part of the Proposal. This section explains what will happen, how the Group will operate after demutualisation and how the Proposal will affect existing policyholders.

The Proposal involves a substantial reorganisation of the Group. This is necessary if the Proposal is to meet its objectives of:

- unlocking value for Eligible Members;
- reducing the risks to which policyholders invested in with profits are subject by transferring most of Standard Life's business risks to the shareholders of Standard Life plc; and
- providing access to external equity capital.

Some of the key features of the reorganisation have already been described in this document. This section contains a more detailed description of the arrangements which need to be implemented for the Proposal to come into effect.

Current and proposed Group structure

The following is a simplified representation of the structure of the Group before and after the Proposal becomes effective.

Group structure before demutualisation

Before demutualisation, Standard Life owns all of the businesses and companies in the Group. It is controlled by its voting members.



Standard Life
a UK life assurance company,
which also carries on business through branches in Germany, Ireland and Canada
Standard Life Bank
Standard Life Healthcare
Standard Life Investments
Standard Life Canada
Chinese Joint Venture interest
Indian Joint Venture interest
Standard Life Investment Funds
Standard Life Service Company

Group structure after demutualisation

After demutualisation, Standard Life plc will own all of the businesses and companies in the Group. Standard Life plc is a holding company which, after flotation, will be owned by its shareholders (including those Eligible Members who receive and retain shares).



Standard Life plc
Standard Life Service Company
Standard Life Canada
Chinese Joint Venture interest
Standard Life Assurance
the new UK life assurance company, which will also carry on business through branches in Germany, Ireland and Canada
With Profits Fund
Non Profit Fund
Shareholder Fund
Standard Life Healthcare
Standard Life Investments
Indian Joint Venture interest
Standard Life
Standard Life Investment Funds
Standard Life Bank

What is involved in demutualisation?

If the Proposal is implemented, substantially all of the business, assets and liabilities of Standard Life will transfer to Standard Life Assurance at the time we demutualise. The remainder will either transfer to other members of the Group or remain in Standard Life.

Part 6 of this document explains the Court process which will be undertaken in the UK and the approvals process which will be undertaken in other jurisdictions to give effect to these changes.

The rest of Part 4 will answer the following questions:

- what will the fund structure of Standard Life Assurance be after demutualisation?
- what will happen to the business, assets and liabilities of Standard Life?
- what happens if any assets and liabilities cannot be transferred under the Main Scheme?
- how will the Proposal affect existing policyholders?

What will the fund structure of Standard Life Assurance be after demutualisation?

Under the Main Scheme, Standard Life Assurance is required to establish two long term insurance funds, the "With Profits Fund" and the "Non Profit Fund". It will also have a "Shareholder Fund". All of the assets, liabilities and policies being transferred from Standard Life to Standard Life Assurance will be allocated to the With Profits Fund, the Non Profit Fund or the Shareholder Fund. The allocation of assets, liabilities and policies between these funds is described below.

The Main Scheme also provides that certain defined cash flows arising in the With Profits Fund on specified blocks of UK and Irish business may be transferred out of that fund. These specified blocks of business comprise substantially all of the UK and Irish business transferred to the With Profits Fund, with the primary exceptions being conventional with profits business and annuities in payment. The defined cash flows on these blocks of business comprise substantially all of the net profits other than investment surplus. It is expected that these cash flows will be transferred to either the Non Profit Fund or the Shareholder Fund and will therefore accrue for the ultimate benefit of shareholders of Standard Life plc.

The value of these defined cash flows will be reflected in the value of demutualisation entitlements which Eligible Members will receive under the Proposal. The transfer of these defined cash flows is subject to certain protections for policyholders which are described in the section below headed 'Constraints on the transfer of assets out of the With Profits Fund'.

All profits and/or losses arising on the business in the Non Profit Fund and the Shareholder Fund will be for the ultimate benefit of shareholders of Standard Life plc.

What will happen to the business, assets and liabilities of Standard Life?

UK, Irish and German business

All of Standard Life's existing UK business, Irish branch business and German branch business (which includes business written into Austria by the German branch) will transfer to Standard Life Assurance under the Main Scheme and certain related arrangements. All of this business will transfer to the With Profits Fund with the exception of Pension Contribution Insurance policies, IPP Policies and most SIPP Policies, which will transfer to the Non Profit Fund.

Subsidiaries and joint venture interests

Standard Life has a number of operating subsidiaries. Some of these (such as Standard Life Bank, Standard Life Canada, Standard Life Healthcare and Standard Life Investments) are significant businesses in their own right. These subsidiaries will be held for the ultimate benefit of shareholders. They will either be held in the Shareholder Fund or become subsidiaries of Standard Life plc or one of its subsidiaries.

Standard Life Bank, Standard Life Investment Funds, Standard Life Investments, Standard Life Healthcare, the Standard Life Service Company and Standard Life's Canadian subsidiaries will all be transferred to the Shareholder Fund or Non Profit Fund under the Main Scheme. However, it is intended that shortly after demutualisation Standard Life Investments, Standard Life Healthcare, Standard Life's Canadian subsidiaries and the Standard Life Service Company will transfer to Standard Life plc.

Standard Life also has joint venture interests in two overseas businesses, its Chinese Joint Venture and its Indian Joint Venture. Standard Life's interests in the Chinese Joint Venture and the Indian Joint Venture will not be transferred under the Main Scheme. Standard Life intends to transfer these interests separately to Standard Life plc or one of its subsidiaries. Standard Life is seeking the consents of the relevant joint venture partners and regulators necessary for these transfers to occur.

These arrangements are designed:

- to allow Eligible Members to unlock their share of the value of Standard Life's key operating subsidiaries and joint venture interests as their value will, as a result, be reflected in the value of the shares in Standard Life plc or cash provided to Eligible Members as demutualisation entitlement; and
- to ensure that, after demutualisation, shareholders of Standard Life plc, rather than policyholders, bear most of the risks associated with the Group's ownership of these subsidiaries and joint venture interests and the rewards associated with them.

Canadian business

Standard Life Canada assumed the majority of the Canadian non-participating business of Standard Life by way of assumption reinsurance at the end of 2004. As part of the Proposal, liability for the Canadian Par Business and the Canadian Non-Par Business will be assumed by Standard Life Canada under the Canadian Scheme of Transfer by way of assumption reinsurance if it is approved by OSFI and the Canadian Minister of Finance. The assets and liabilities associated with this business will therefore be transferred to and assumed by Standard Life Canada by way of assumption reinsurance if the Canadian Scheme of Transfer becomes effective.

This assumption reinsurance will, however, exclude two particular types of business: the Canadian Structured Settlements and the Canadian Stacking Policies.

Standard Life Assurance has established a Canadian branch of Standard Life Assurance which will assume the liability of Standard Life in respect of the Canadian Stacking Policies by way of assumption reinsurance. These liabilities, which will be allocated to the Non Profit Fund of Standard Life Assurance, will be reinsured to Standard Life Canada. Liability for the Canadian Structured Settlements, together with certain associated assets, will be retained by Standard Life and is reinsured to Standard Life Canada.

If you are the holder of a policy written by the Canadian branch of Standard Life, you should also have received a notice to policyholders with this document providing you with information regarding the Canadian Scheme of Transfer.

Other business

It is intended that the Guernsey Business and the Jersey Business will be transferred to Standard Life Assurance and the Bermudan Business to Standard Life Assurance Company Bermuda Limited. Further information about the process by which the Guernsey Business and the Jersey Business will be transferred is set out in Part 6. Further information about the process by which the Bermudan Business will be transferred has been sent to holders of policies forming part of the Bermudan Business.

Overview of asset allocation

All assets and liabilities which transfer to Standard Life Assurance will be allocated to the With Profits Fund unless specifically allocated to the Shareholder Fund or the Non Profit Fund. The allocation includes the following:

	Assets	**Liabilities**
Shareholder Fund	Assets with a fair value equal to Standard Life Assurance's accounting liabilities in respect of the subordinated debt issues referred to in the section below headed 'Subordinated Debt'	All liabilities of Standard Life Assurance in respect of the subordinated debt issues referred to in the section below headed 'Subordinated Debt'
	Certain operating subsidiaries (including Standard Life Bank and Standard Life Investment Funds), to the extent that they are not allocated to the Non Profit Fund	Liabilities in respect of certain taxation-related matters
	The Standard Life brand and other intellectual property rights	
Non Profit Fund	All rights in relation to those non with profits policies transferred to the Non Profit Fund under the Main Scheme, together with assets to enable the Non Profit Fund to meet its liabilities in relation to those policies. The policies which are being allocated to the Non Profit Fund in this way comprise Pension Contribution Insurance policies, IPP Policies and most SIPP Policies	All liabilities in relation to those non with profits policies transferred to the Non Profit Fund
	All assets relating to the Canadian Stacking Policies assumption reinsured by Standard Life Assurance	All liabilities relating to the Canadian Stacking Policies assumption reinsured by Standard Life Assurance

Part 4

Part 4

	Assets	Liabilities
Non Profit Fund (continued)	Certain infrastructure assets currently owned by the German and Irish branches of Standard Life	All liabilities in respect of certain infrastructure assets currently owned by the German and Irish branches of Standard Life
	The rights in respect of Standard Life's investment management agreement with Standard Life Investments, and its service agreements with the Standard Life Service Company	All liabilities in respect of Standard Life's investment management agreement with Standard Life Investments, and its service agreements with the Standard Life Service Company
	Shares in operating subsidiaries, that would otherwise be allocated to the Shareholder Fund, which it is expected will be acquired by the Shareholder Fund after the Proposal is implemented, thereby providing the Non Profit Fund with cash to meet the existing liabilities in respect of Standard Life's staff pension schemes for employees in the UK and Ireland	The liabilities (other than contributions due but not paid) in respect of Standard Life's staff pension schemes for employees in the UK and Ireland which exist when we demutualise
	Assets of £20 million to provide initial working capital	
With Profits Fund	All rights in relation to all policies transferred to the With Profits Fund	All liabilities in respect of all policies transferred to the With Profits Fund
	All other assets of Standard Life which are not transferred to the Shareholder Fund or the Non Profit Fund	All liabilities in respect of the operation of Standard Life's business before we demutualise which are transferred under the Main Scheme including the costs of the Proposal which do not relate directly to the flotation of Standard Life plc, all liabilities in respect of the MEP and any mis-selling liabilities
		All other liabilities of Standard Life when we demutualise which are transferred under the Main Scheme and which are not transferred to the Shareholder Fund or the Non Profit Fund

Subordinated debt

The activities of Standard Life have been financed in part in the recent past through various subordinated debt issues. These subordinated debt issues have been made by special purpose finance companies, and the proceeds loaned to Standard Life. As part of the Proposal, it is intended that at the time we demutualise Standard Life plc will be able to replace the special purpose finance companies as the issuer of all these subordinated debt issues. On demutualisation, the proceeds would effectively be loaned by Standard Life plc to Standard Life Assurance rather than by special purpose finance companies to Standard Life. The subordinated debt issues currently have a subordinated guarantee from Standard Life or are otherwise supported by recourse to Standard Life. Again, as part of these arrangements, Standard Life Assurance would provide a subordinated guarantee in respect of each of the subordinated debt issues, through the Shareholder Fund.

The implementation of these arrangements is, however, subject to the consent of the relevant holders of the subordinated debt being obtained. If consent is not obtained for the restructuring of the subordinated debt issues as described above, the special purpose finance companies will continue to be the issuers of the debt and the debt will be guaranteed by Standard Life Assurance, or otherwise supported by recourse to Standard Life Assurance through the Shareholder Fund.

Whichever approach is implemented, all of the liabilities of Standard Life relating to the subordinated debt issues will therefore be allocated to the Shareholder Fund or Standard Life plc and the financing liability in respect of this debt will become a shareholder cost. The capital raised by these issues will be held in the Shareholder Fund but will be available to support the insurance business transferred to Standard Life Assurance.

Pension scheme liabilities

The Group operates defined benefit pension schemes for certain of its employees in the UK and in Ireland. The Main Scheme allocates the liabilities of Standard Life in respect of these pension schemes when we demutualise, together with any liabilities of Standard Life Assurance in relation to them which cannot be allocated to the With Profits Fund as set out below, to the Non Profit Fund. These liabilities therefore become a shareholder cost.

Future liabilities of Standard Life Assurance in relation to these pension schemes will be allocated to the With Profits Fund to the extent that the board of Standard Life Assurance considers such liabilities arise from costs which are incurred in the operation of the With Profits Fund, but only to the extent that the board of Standard Life Assurance considers that they relate to pension entitlements which accrue after we demutualise.

Standard Life and the trustees of the UK Standard Life Staff Pension Scheme (the "SLSPS") have agreed that, in order to reduce the SLSPS's deficit of approximately £200 million on an IAS19 basis as at 31 December 2005, an additional employer contribution of £50 million will be made to the SLSPS in September 2006 (or, if later, once the proceeds of the Offers have been received) and that further additional contributions to the SLSPS in the amount of £10 million will be made every six months, commencing in December 2006, until that deficit has been eliminated. Standard Life plc will offer to guarantee the obligations of the Standard Life Service Company to the SLSPS for a period of 15 years after demutualisation.

What happens if any assets and liabilities cannot be transferred under the Main Scheme?

General

Although substantially all of Standard Life's assets and liabilities will transfer under the Main Scheme, certain assets and liabilities of Standard Life (including the assets and liabilities attributable to its Canadian branch business and the assets and liabilities attributable to the Guernsey Business, the Jersey Business and the Bermudan Business) cannot be transferred under the Main Scheme. Other assets and liabilities are held on terms which restrict their transfer.

In most cases, the Main Scheme provides for the transfer of these assets and liabilities (and certain other closely related assets and liabilities) as soon as any necessary consents or waivers are obtained.

Pending receipt of such consent or waivers, the following arrangements will apply. Where an asset is held on terms which restrict its transfer or which otherwise cannot be transferred, it will usually be retained by Standard Life on trust for Standard Life Assurance. Where a liability is held on terms which restrict or prevent its transfer, it will usually be the subject of an indemnity from Standard Life Assurance to Standard Life. This arrangement is intended to ensure that, in financial terms, Standard Life and Standard Life Assurance are, as far as possible, in the same position as if the relevant asset or liability had transferred under the Main Scheme.

Certain policies written by Standard Life cannot be transferred without the approval, or non-objection, of Courts or regulatory bodies outside the UK. In a similar way to the treatment of the assets and liabilities described above, and unless stated otherwise below, the Main Scheme provides for the policy liabilities retained by Standard Life to be reinsured to Standard Life Assurance. The effect of this reinsurance is that, in financial terms, Standard Life and Standard Life Assurance are in broadly the same position as if the policies had transferred under the Main Scheme.

Certain of the contractual arrangements to which members of the Group are party give the counterparties rights which may be triggered as a result of implementation of the Proposal. These rights may include termination rights. The relevant Group members are in the process of seeking the consent of the relevant counterparties and the Board will monitor progress in the run-up to implementation of the Proposal.

Canadian policies

It is proposed that the Canadian Stacking Policies business, and the associated assets and liabilities, will be assumed by a new Canadian branch established by Standard Life Assurance by way of assumption reinsurance. These arrangements will be effected by a Canadian Scheme of Transfer in accordance with Canadian law. Until this assumption reinsurance occurs, the Canadian Stacking Policies business is subject to the arrangements described in the paragraph above headed 'General'.

The Canadian Structured Settlements business, and the associated assets and liabilities, will not be assumed or transferred and will remain in Standard Life for the time being. This business is not subject to the arrangements described in the paragraph above headed 'General'. Instead, the policy liabilities, and the other assets and liabilities associated with the Canadian Structured Settlements business will remain in Standard Life without any reinsurance to Standard Life Assurance. There is, however, an indemnity given by Standard Life Assurance to Standard Life in respect of the Canadian Structured Settlements to the extent Standard Life is unable to meet these liabilities until such time, if any, that there is an assumption reinsurance of that business. Such assumption reinsurance will not be permitted without the consent of OSFI.

Similarly, the Canadian Par Business and the Canadian Non-Par Business will not be subject to the arrangements described in the paragraph above headed 'General'. Until such business is assumption reinsured by Standard Life Canada, the policy liabilities and the other assets and liabilities associated with the Canadian Par Business and the Canadian Non-Par Business will remain in Standard Life without any reinsurance to Standard Life Assurance. There is, again, an indemnity given by Standard Life Assurance to Standard Life in respect of that business to the extent Standard Life is unable to meet its liabilities pending the assumption reinsurance of the business by Standard Life Canada.

Guernsey Policies and Jersey Policies

The Guernsey Policies and the Jersey Policies will not transfer under the Main Scheme, but will be transferred to Standard Life Assurance in accordance with applicable laws in Guernsey and Jersey respectively.

The transfer of the Guernsey Policies and the Jersey Policies will require the approval of the relevant local court. These approvals will be sought if the Main Scheme has been sanctioned by the Court. If you are the holder of a Guernsey Policy or a Jersey Policy, you should read Part 6 which will inform you of the local procedures being adopted to seek the sanction of the relevant local court to the Guernsey Scheme and the Jersey Scheme. The Guernsey Scheme and the Jersey Scheme are, to the extent relevant, in substantially the same terms as the Main Scheme. Until this transfer occurs, the Guernsey Policies and the Jersey Policies are subject to the arrangements described in the paragraph above headed 'General'.

Bermudan Business

The Bermudan Business will not transfer under the Main Scheme. It is proposed that such business will be transferred to Standard Life Assurance Company Bermuda Limited (a subsidiary of Standard Life prior to demutualisation which will become a shareholder-owned subsidiary of Standard Life plc after demutualisation) in accordance with applicable laws in Bermuda before demutualisation. The transfer of the Bermudan Business requires the approval of the Supreme Court of Bermuda. This approval is currently being sought and, if you are the holder of a policy forming part of the Bermudan Business, you will have received a separate letter informing you of the local procedures being adopted to seek it.

The arrangements described in the section above headed 'General' do not apply to the Bermudan Business, which is expected to transfer to Standard Life Assurance Company Bermuda Limited in advance of the Main Scheme becoming effective. If this transfer does not happen in advance of the Main Scheme becoming effective, the policy liabilities and the other assets and liabilities associated with the Bermudan business will remain in Standard Life without any reinsurance to, or indemnity from, Standard Life Assurance.

Policies issued to persons habitually resident or established in an EEA State other than the UK

Certain policies may have been issued to persons who were at the time of issue habitually resident or established in an EEA State other than the UK. If the insurance regulatory authority in any EEA State, other than the UK, objects to the transfer of any such policy, or if the transfer of any policy is subject to any other overseas regulatory requirements which have not been complied with by the date on which we demutualise, then the policy will not transfer to Standard Life Assurance until such consent has been obtained or such requirements have been complied with. Until then, such policies are subject to the arrangements described in the paragraph above headed 'General'. Standard Life's investigations indicate that the transfer of some current policies require or may require notification to an EEA regulator. The FSA has approached the regulator in each EEA State for the transfer of the relevant policies.

Consequences for Eligible Members whose policies are not transferred from Standard Life

If the Main Scheme becomes effective, but any Canadian Par Policies are not assumption reinsured under the Canadian Scheme of Transfer, or any Guernsey Policies or Jersey Policies are not transferred under the Guernsey Scheme or the Jersey Scheme, or any policies of people habitually resident or established in an EEA State other than the UK are not transferred under the Main Scheme, those Eligible Members holding policies which, in consequence, remain policy liabilities of Standard Life will still be entitled to receive the same allocation of shares and to subscribe for New Shares, as would have been the case if they had been assumption reinsured or transferred (as the case may be).

How will the Proposal affect existing policyholders?

The Main Scheme contains various provisions designed to protect the security of policy benefits for the holders of all policies which transfer to Standard Life Assurance under the Main Scheme and to protect the reasonable benefit expectations of with profits investors whose policies transfer under the Main Scheme. Details of the protections contained in the Canadian Scheme of Transfer are set out in the notice which has been sent to policyholders of our Canadian branch. A description of some of these provisions contained in the Main Scheme is set out below.

Constraints on the transfer of assets out of the With Profits Fund

One of the key protections for policyholders is that assets allocated to the With Profits Fund are available to support the relevant policy liabilities. The Main Scheme therefore places restrictions on the transfer of assets out of the With Profits Fund. Under the terms of the Main Scheme, only defined cashflows ("shareholder cashflows") arising on certain blocks of UK and Irish business in the With Profits Fund will be transferred out of the With Profits Fund, usually on an annual basis. Such transfers will, however, only be permitted following an actuarial investigation and are subject to certain solvency tests specified in the Main Scheme. If such cash flows are negative, the board of Standard Life Assurance is required under the Main Scheme to procure the provision of assets in an equivalent amount to the With Profits Fund.

The solvency tests referred to above prevent transfers of any shareholder cashflows if the transfer would result in the With Profits Fund having a Realistic Deficit or would reduce the Regulatory Surplus below the level which the board of Standard Life Assurance considers necessary to declare bonuses in accordance with the reasonable benefit expectations of with profits investors (determined in accordance with the Core Principles and the PPFM) without creating a Regulatory Deficit. As a result of this mechanism, effectively all of the value of future shareholder cashflows from in-force business continues to be available to provide security to policyholders until it is transferred as permitted by the terms of the Main Scheme.

The relevant blocks of business for this purpose comprise substantially all of the in-force UK and Irish business which is allocated to the With Profits Fund under the Main Scheme, with the primary exceptions being conventional with profits business and annuities in payment.

These transfers of the shareholder cashflows constitute shareholder profit, will be recognised as such in Standard Life Assurance's accounts, and are expected to be available for paying dividends to Standard Life plc.

Costs and expenses to be charged to the With Profits Fund

The expenses (including investment management expenses) and commissions that can be charged to the With Profits Fund are limited to:

- those which in the reasonable opinion of the board of Standard Life Assurance (having regard to the advice of the With Profits Actuary), have been incurred or will be incurred in the operation of the With Profits Fund; and
- additional amounts as specified in the Main Scheme which are set by reference to the anticipated amount of the excess of charges over expenses in relation to certain policies issued by Standard Life's German business.

Core Principles for the financial management of the With Profits Fund

Under UK regulatory requirements, there is a need to produce and document principles and practices of financial management for with profits business.

For Standard Life Assurance, the principles and practices of financial management which will be applied to the With Profits Fund (which we call the PPFM in this document) must be consistent with the Core Principles. The Core Principles include the following:

- The investment policy for the With Profits Fund, and the bonus philosophy applied to policies invested in with profits, must:
    - be determined as if the With Profits Fund were a separate mutual company with access to specified amounts and types of regulatory capital and assets equal to the value of the realistic liability, if any, in respect of the financing arrangements referred to in the section headed 'Transactions in the With Profits Fund' below and with no obligation to transfer shareholder cashflows out of the With Profits Fund or to distribute the Residual Estate;
    - have regard to the nature of the liabilities attributed to the With Profits Fund, including the guarantees on policies invested in with profits, and seek to match the liabilities in respect of non with profits policies with assets of an appropriate nature and term; and
    - have regard to the reasonable expectations (as modified by the Main Scheme, if applicable) of with profits investors and the duty to treat them fairly.
- The bonus philosophy applied to policies invested in with profits shall recognise an intention that regular bonuses should be set at levels which do not unduly constrain investment freedom and the prospects for final bonuses.
- Final bonus rates will usually be determined in accordance with the PPFM by reference to Asset Shares, as contained in the records maintained by Standard Life immediately prior to the time at which we demutualise, but accumulated after that time in accordance with the PPFM in a manner which:
    - has regard to the relevant policyholders' reasonable expectations (as modified by the Main Scheme, if applicable);
    - has regard to the Asset Share methodology set out in Standard Life's principles and practices of financial management; and
    - reflects the financial position, performance and experience of the relevant policies and the assets backing the Asset Shares of such policies.
- Subject to smoothing, and before allowing for additional bonuses (if any) arising from the distribution of the Residual Estate, payouts at maturity and on the vesting of policies invested in with profits allocated to the With Profits Fund will usually, in aggregate and over time, be targeted on Asset Shares.
- The primary role of the Residual Estate is to ensure a prudent amount is retained in the With Profits Fund in respect of any amounts which may be charged to the With Profits Fund in accordance with the Main Scheme. However, to the extent that the board of Standard Life Assurance is satisfied that there is an excess Residual Estate, it shall be distributed over time in as fair and equitable manner as is practicable as an enhancement to final bonuses payable on the remaining policies invested in with profits pursuant to the Main Scheme.

- If the Residual Estate is fully utilised in meeting liabilities which may be charged to the With Profits Fund pursuant to the Main Scheme, such liabilities will first be met by the shareholder cashflows which would otherwise be transferred out of the With Profits Fund.

The Main Scheme does recognise that there is a risk that circumstances could arise where Standard Life Assurance's conduct (including, potentially, continuing compliance with the Core Principles) would unduly expose Standard Life Assurance to the risk that it would be unable to meet its solvency requirements. If circumstances arise where Standard Life Assurance is exposed to the risk it will be unable to meet its solvency requirements, it is obliged to conduct its business in a manner which seeks to ensure that it is not unduly exposed to this risk (while acting, as far as reasonably practicable, in accordance with the Core Principles).

With Profits Committee

Standard Life Assurance has approved the establishment of a With Profits Committee. Its members will be two non-executive directors of Standard Life Assurance and an independent Chairman. It is intended that the With Profits Committee will always have a Chairman who is an appropriately experienced actuary and who is independent of the Group.

The terms of reference which have been approved for the With Profits Committee require it to provide an independent judgement in the assessment of compliance with the PPFM and how any competing or conflicting rights and interests of policyholders and shareholders have been addressed. It will report to the Board of Standard Life Assurance on these matters but it does not itself make decisions with regard to the management of the business of the With Profits Fund. The With Profits Committee will also provide an annual report to the board of Standard Life plc in which it reviews the management of the With Profits Fund having regard to the duty of Standard Life Assurance to treat its with profits investors fairly and to meet their reasonable benefit expectations.

Annuities reinsurance

Standard Life's existing UK and Irish annuities business will be allocated to the With Profits Fund of Standard Life Assurance. As part of the implementation of the Proposal, Standard Life Assurance will enter into a reinsurance agreement with Standard Life Investment Funds under which Standard Life Investment Funds will assume the longevity risk in relation to non with profits annuity policies which are allocated to the With Profits Fund and which are in payment at the time when the Main Scheme is implemented. This "annuities reinsurance" ensures that shareholders bear longevity risks associated with the relevant annuity policies written by Standard Life – risks that would otherwise be borne by the With Profits Fund. The Main Scheme requires that this reinsurance (or equivalent reinsurance) is always in place. It is currently intended that Standard Life Investment Funds will reinsure part of this risk to the Non Profit Fund of Standard Life Assurance to the extent that Standard Life Investment Funds' liability under the reinsurance agreement exceeds a specified amount.

Transactions in the With Profits Fund

Standard Life Assurance may only enter into a material transaction or arrangement with any other fund or person which affects the assets or liabilities of the With Profits Fund if that transaction or arrangement is on terms which, in the opinion of the board of Standard Life Assurance (having regard to the advice of the With Profits Actuary), are unlikely to have a material adverse effect on the interests of with profits investors. Where such a transaction will involve a loan of With Profits Fund assets, or the giving of a guarantee backed by With Profits Fund assets (in each case, to a connected person), there are additional restrictions set out in the Main Scheme, including an obligation on the board of Standard Life Assurance to ensure that the loan or guarantee is beneficial to with profits investors.

One form of transaction which the board of Standard Life Assurance may wish to undertake is a financing arrangement which would be repayable using the shareholder cashflows. If such a transaction were to be entered into, it would accelerate the emergence of the shareholder cashflows. In order to protect policyholders in these circumstances, the Main Scheme prohibits assets being distributed out of the Shareholder Fund if it would result in the excess of the realistic value of the assets in the Non Profit Fund and Shareholder Fund over the realistic value of the liabilities in those funds being less than the realistic liability in relation to the financing arrangement.

New business in the With Profits Fund

The Main Scheme restricts the new business that can be written in the With Profits Fund. Certain specific categories of new business (for example, increments to policies transferred into the With Profits Fund when we demutualise) may always be written in the With Profits Fund. Other new business can only be written in the With Profits Fund if the board of Standard Life Assurance is satisfied that the writing of the new business will satisfy certain conditions as follows:

- it must not be expected to materially and adversely affect the amount of the Residual Estate of the With Profits Fund, or impose a material constraint on the manner and timing of its distribution to policyholders;
- it must not be expected to materially and adversely affect the reasonable expectations of holders of policies written in the With Profits Fund;
- it must not otherwise be inconsistent with the Core Principles and the PPFM; and
- the With Profits Fund must be remunerated appropriately for the use of its capital, and the risks which it is assuming in writing or accepting such new business.

After demutualisation, Standard Life expects that:

- only a limited amount of new business will be written by Standard Life Assurance in the With Profits Fund, comprising primarily increments to policies allocated to the With Profits Fund when we demutualise and the With Profits Investment Element (and associated guarantees) in respect of certain UK and Irish unitised with profits policies;
- most new business (including new Irish and German branch business) written by Standard Life Assurance will be written in the Non Profit Fund; and
- all new insurance business written by the Group in Canada will be written by Standard Life Canada or written by the Canadian branch of Standard Life Assurance and reinsured by Standard Life Canada.

The With Profits Investment Element of new UK, Irish branch and German branch with profits business (together with any associated guarantees) will, with the exception of the limited amount of new business written in the With Profits Fund, be allocated to one of four new with profits funds which it is expected will be set up in Standard Life Assurance exclusively for the purposes of the relevant business. One of these with profits funds will be used for new smoothed managed UK business and another for new smoothed managed business written by the Irish branch. The other two funds will be used for new German business, one for smoothed managed business and the other for with profits business.

Where new business is written in the With Profits Fund after demutualisation (subject to the constraints described above), the profits in respect of such business will accrue to shareholders only to the extent that it results in shareholder cashflows being generated. Investment profits and losses (including any costs of guarantees) arising on the With Profits Investment Element of unitised with profits policies which are transferred into the With Profits Fund will accrue to the With Profits Fund.

New business outside the With Profits Fund

Except as described above, no new insurance business will be allocated to the With Profits Fund. Standard Life expects that all new insurance business written by Standard Life Assurance in the Non Profit Fund will be reinsured on original terms to Standard Life Investment Funds, with the exception of:

- new German branch business;
- new UK and Irish branch unitised with profits business;
- certain new UK and Irish protection business;
- new SIPP business; and
- new Canadian branch business.

The current intention is that Standard Life Investment Funds will not write any new insurance directly, but that it will act purely as a reinsurance company, and that it will remain as a subsidiary of Standard Life Assurance, owned through the Shareholder Fund. The profits on the new insurance business reinsured to Standard Life Investment Funds will largely emerge, in due course, in Standard Life Investment Funds, as a result of the reinsurance arrangements described above.

Customer data

The transfer of Standard Life's business will mean that the personal data of policyholders whose policies are transferring to (or, in Canada, being assumption reinsured by) Standard Life Assurance, Standard Life Canada or our new Bermudan insurance subsidiary will transfer to Standard Life Assurance, Standard Life Canada or our new Bermudan insurance subsidiary, as appropriate. Such transfer of customer personal data is necessary to ensure that the administration of policies can be properly carried out.

Intra-Group arrangements

In preparation for implementation of the Proposal, certain formal agreements have been entered into or will be entered into to set out the arm's-length terms on which services are provided or arrangements exist between members of the Group:

- an investment management agreement is in place under which Standard Life Investments will manage substantially all the investment assets of Standard Life outside Canada prior to the Proposal becoming effective and substantially all the investment assets of Standard Life Assurance after the Proposal is effective;
- Standard Life Investments will also enter into an investment management agreement under which it will manage substantially all the investment assets of Standard Life Investment Funds; and
- arm's-length arrangements have been agreed with companies within the Group regarding the provision of shared group resources, including information systems, human resources, legal services and premises.

Maintenance of the With Profits Fund

If the with profits benefit reserve falls below £0.5 billion (adjusted for inflation) during or after the year 2020, the board of Standard Life Assurance may decide (having regard to the advice of the with profits actuary at that time) to cease to maintain the With Profits Fund, subject to the FSA's approval (such approval is not required if the with profits benefit reserve falls below £0.1 billion, as adjusted for inflation). In such circumstances, the surplus assets of the With Profits Fund will be applied in increasing the benefits of with profits investors and the policies will become non with profits policies.

Part 5
Standard Life's Mortgage Endowment Promise

Towards the end of 2000, Standard Life issued the MEP to certain of our UK and Irish mortgage endowment policyholders. This section explains how the MEP will be amended on demutualisation.

Summary

The MEP will transfer to Standard Life Assurance and be reconstituted as part of the Main Scheme. There are a range of different ways Standard Life could have done this. But our choice is to do this by determining what, if anything, Standard Life Assurance will be obliged to pay policyholders with the MEP, by reference to investment performance. The reasons for this change and the details of how this will work in practice are outlined below.

Introduction

Towards the end of 2000, Standard Life issued the MEP to those of its policyholders ("MEP Policyholders") who received a letter in the form of the October 2000 letter referred to below, in respect of their mortgage endowment policies ("MEP Policies").

What the MEP says

The terms and conditions of the MEP are to be found in letters written to the MEP Policyholders. In October 2000, a letter was sent to the MEP Policyholders which stated:

> *We promise that your endowment plan will meet its targeted value at maturity, provided the future earnings on the assets in which your policy is invested are on average at least 6% each year (after tax).*
>
> *The Promise is subject to the future growth in Standard Life's capital being enough to allow us to set aside regular provisions to meet any possible shortfalls. Standard Life is financially very strong and the Company is confident that future investment earnings will be sufficient to provide any necessary support.*
>
> *Between October 2000 and March 2001, even if we have already sent you a review, we will send you a personalised update showing exactly how the Promise will affect your plan. The full details of conditions attaching to the Promise will also be outlined to you with your plan update.*

Why the MEP needs to change

The MEP is dependent on the growth in Standard Life's capital (the "Capital Growth Condition") as noted in the second quoted paragraph above. However:

- The Capital Growth Condition, and how it should be applied to setting aside provisions, is open to different interpretations.
- There would be significant difficulty if the Capital Growth Condition were not clarified to set out clearly how it should operate in practice following demutualisation and the resultant significant changes to the capital and organisational structure of the Group described in Part 4.
- The MEP, and in particular the Capital Growth Condition, has therefore to be modified in its application within Standard Life Assurance. It is important, in the interests of all policyholders, that this should be done in a way which is not open to different interpretations.

To address these issues, the Court will be asked to sanction a change to the MEP as part of the Main Scheme, so that the MEP can operate after demutualisation in a manner which is fair to all policyholders.

An overview of the proposed change

The proposed change is complex. Put shortly, if the proposed change is sanctioned as part of the Main Scheme, an amount will be paid in most circumstances under the MEP on the maturity of certain MEP Policies. These are any MEP Policies (each a "Top Up MEP Policy") which, at its first review after the introduction of the MEP, was projected to achieve its target amount (the "Target Amount") only if the assets in which it was invested were to earn, on average, in excess of 6% per annum (after tax) from 28 September 2000 to maturity.

The amount payable to holders of Top Up MEP Policies ("Top Up MEP Policyholders"):

- will be broadly equivalent to that which would have been paid by Standard Life, in accordance with the letters sent to Top Up MEP Policyholders following the announcement made in the UK in October 2004 and in Ireland in January 2005, as described in the section headed 'Background' below;
- may be increased if, in the period from shortly before demutualisation to shortly before maturity of the relevant policy, the average investment return on the substantial majority of the assets backing the with profits insurance business transferred to Standard Life Assurance is sufficiently high; and
- may be reduced or may not be paid at all if the average investment return on those assets over the same period is very low.

A similar position will prevail for remaining MEP Policies ("Non Top Up MEP Policies"), but only if:

- the assets in which the Non Top Up MEP Policy is invested earn at least 6% per annum (after tax) from 28 September 2000 to maturity; and
- the maturity proceeds still fall short of the Target Amount.

The proposed change to the MEP has been considered by the FSA, the Independent Expert and the With Profits Actuary in the context of the Main Scheme as a whole. Their views on the proposed change are set out at the end of Part 5.

A more detailed explanation of the proposals is set out below.

Background

The reasons for the Capital Growth Condition

The MEP was introduced by Standard Life in an attempt to allay the concerns of MEP Policyholders about the extent to which maturity payments under their policies might fall short of the target value of the policy.

Standard Life had to ensure, however, that this step was not taken in a discriminatory way which risked materially prejudicing the interests of Standard Life's other policyholders. In particular, there had to be some way to ensure that payments under the MEP did not compromise the benefits due to those other policyholders invested in with profits. With this consideration in mind, Standard Life structured the MEP so that it was subject to the Capital Growth Condition.

Our letters to MEP Policyholders

As part of the first MEP Policy review after the introduction of the MEP, a letter was sent to each Top Up MEP Policyholder resident in the UK. That letter stated that, subject to the Capital Growth Condition, the MEP:

> *means that your plan will meet its targeted value at maturity, provided the future earnings on the assets in which your plan is invested are on average at least 6% each year (after tax).*
>
> *Even if the future earnings on the assets in which your plan is invested fall below 6% on average, we will top up your plan at maturity to reduce the impact of any shortfall. The maximum amount of your potential top up will be [£X].*

This maximum amount (the "Maximum Top Up") was the excess of the Target Amount over the projected maturity value of the Top Up MEP Policy at the first review after the MEP was introduced, calculated on the basis of an investment return on the assets in which such MEP Policy was invested of 6% per annum (after tax).

At the same time, a letter was sent to each holder of a Non Top Up MEP Policy (a "Non Top Up MEP Policyholder") resident in the UK. This letter did not offer any Maximum Top Up if the future earnings on the assets in which the Non Top Up MEP Policy was invested fell below 6% per annum (after tax) on average.

In the case of a Non Top Up MEP Policy, the MEP therefore applied, subject to the Capital Growth Condition, to the amount (the "Shortfall Amount") by which the actual proceeds paid on maturity under the MEP fell short of the Target Amount. However, this was dependent upon the average investment return on the assets in which the Non Top Up MEP Policy was invested in the period from the first review of such MEP Policy after the introduction of the MEP to maturity being equal to, or in excess of, 6% per annum after tax (the "6% Per Annum Test").

Most MEP Policyholders in Ireland were provided with the relevant information in August 2004 and January 2005.

The consequences of this for MEP Policyholders can be summarised as follows:

- If the 6% Per Annum Test is satisfied in relation to a MEP Policy then, subject to the Capital Growth Condition, the MEP covers the Shortfall Amount.
- If the 6% Per Annum Test is not satisfied in relation to a MEP Policy, the MEP does not cover the Non Top Up MEP Policies at all. The amount payable under the MEP on the maturity of a Top Up MEP Policy in these circumstances is limited to the Maximum Top Up, again subject to the Capital Growth Condition.

What happened to our capital after the MEP was introduced?

- When the MEP was given, Standard Life projected that its capital, if calculated as the excess of its assets over its liabilities on a regulatory basis (which was then in the region of £10.5 billion), needed only to grow at approximately 1% per annum on average for it to be able to meet all of the projected shortfalls intended to be covered by the MEP out of such capital growth.
- As events have turned out, Standard Life's capital is substantially less now than it was then.
- However, in each of the years 2000, 2001, 2002 and 2003, Standard Life decided to make provisions in respect of future payments under the MEP as a matter of commercial prudence. As at 15 November 2003, Standard Life held provisions in respect of the MEP of some £393 million, which have now grown, as a result of investment returns, to an amount of £460 million as at 31 December 2005.

The 2004 Announcement

- In October 2004 (January 2005, in Ireland), Standard Life made an announcement (the "2004 Announcement") that the Capital Growth Condition had not been met, that it was unlikely to be met in the foreseeable future, and that it would be inappropriate to make further provisions in respect of the MEP while this was the case.
- The terms and conditions of the MEP did not explicitly provide for what Standard Life should do in these circumstances. Indeed, the uncertainty of the Capital Growth Condition meant that it was unclear how Standard Life was required to act.
- Standard Life therefore sought to do what it considered fair to all policyholders in such circumstances. Accordingly, Standard Life informed policyholders that, so long as it was satisfied that it was fair and prudent to do so, the provisions already set aside for the MEP would be used to pay amounts to Top Up MEP Policyholders in the manner set out below:

- Top Up MEP Policies maturing between the 2004 Announcement and the end of 2005 have received Maximum Top Ups.
- Top Up MEP Policies maturing in 2006 would receive 80% of Maximum Top Ups and those maturing in 2007 60% of Maximum Top Ups.
- It was indicated that after 2007 the existing provisions should enable Standard Life to pay out something in the region of 40% to 60% of Maximum Top Ups to Top Up MEP Policyholders.

- Top Up MEP Policyholders were informed of their position, and of the amount of the Maximum Top Up applicable in their case, after the 2004 Announcement was made. It was also explained that no payment would exceed the Shortfall Amount.

How demutualisation and flotation affects the MEP

The bulk of Standard Life's assets and liabilities, including the MEP, will transfer on demutualisation to Standard Life Assurance. However, for a number of reasons, simply transposing the Capital Growth Condition, as part of this transfer, from the existing mutual structure to the different corporate framework resulting from demutualisation, would result in a number of significant difficulties. In particular:

- Not all of Standard Life's assets will be transferred to, and retained by, Standard Life Assurance under the Proposal, so the influence those assets might otherwise have had upon the Capital Growth Condition would be lost.
- Without modification, the Capital Growth Condition could constrain the ability to implement the demutualisation and flotation by impacting adversely on the introduction of new equity capital by outside investors. For example, the potential impact of the Capital Growth Condition on dividend payments is unclear.
- It is not possible to predict whether simply transposing the Capital Growth Condition, rather than reconstituting it, is likely to deliver a similar result to that which would have prevailed, had no demutualisation taken place.
- The MEP in its present form is open to a number of interpretations. This is undesirable and it was therefore considered important that, as part of the process of modifying the application of the MEP within Standard Life Assurance, the reconstitution of the MEP should enable it to operate with certainty.

Standard Life's proposed approach

Standard Life wants the obligations in respect of the MEP to operate within the changed corporate structure in a manner that is fair to all policyholders. Standard Life proposes to achieve these objectives by asking the Court, as part of its approval of the Main Scheme, to sanction a reconstitution of the basis on which the MEP will operate as follows:

- Under the Main Scheme, the liability to make MEP payments will fall upon Standard Life Assurance and will be allocated to the With Profits Fund.
- If sanctioned by the Court, the Main Scheme will also modify the MEP, replacing the Capital Growth Condition with an alternative measure.
- This alternative measure:
  - will be based on a primary component of capital growth, namely investment return, rather than capital growth itself; and
  - will, under the terms of the Main Scheme, determine the extent to which actual payments should be made under the MEP.

This contrasts with the currently less certain approach of assessing whether the sufficiency of capital growth allows a provision towards future MEP payments to be made in any year, without specifying whether a payment should be made and, if so, its amount.

Standard Life's proposal in detail

The detailed proposals are contained in the Main Scheme and will take effect in accordance with their terms only if the Main Scheme becomes effective. The modifications to the MEP to be introduced by the Main Scheme replace the current mechanism under which provisions for prospective MEP payments were set aside out of future capital growth. Instead, subject to the MEP Policy being eligible on maturity for a payment under the MEP (see 'How will MEP Policies remain eligible under the MEP?' below), the Main Scheme introduces an obligation to make payments to MEP Policyholders on the basis described below.

The summary set out below initially focuses upon the position where the 6% Per Annum Test is not met in relation to any MEP Policies. This is because Standard Life believes it is unlikely that the 6% Per Annum Test will be satisfied in relation to any MEP Policies, at least in the short to medium term. In such circumstances, and subject to the Capital Growth Condition (as reconstituted below), payments under the MEP will fall to be made only in respect of the Top Up MEP Policies. If the 6% Per Annum Test is met, the position is summarised under the heading 'What happens if the 6% Per Annum Test is satisfied?' below.

Replacement of Capital Growth Condition with target investment returns

Instead of measuring capital growth for the purposes of the MEP:

- The actual investment return on the assets which back the asset shares of substantially all the UK policies invested in with profits (the "With Profits Asset Shares") will be compared with certain pre-determined investment return thresholds.

- For this purpose, the investment return thresholds have been determined for each of a number of periods ("Calculation Periods"). Each of those Calculation Periods begins on 1 October 2005 and ends on 30 September in one of the years from 2006 to 2020, such that there are a total of 15 separate Calculation Periods, each ending one year after the next. The period to 30 September 2020 was chosen because some 94% of Top Up MEP Policies and some 97% of Non Top Up MEP Policies are due to mature by the end of 2020, with the balance maturing over a further 15-year period.

- The Main Scheme also permits the use of additional Calculation Periods commencing on 1 October 2005 and ending on 31 March, 30 June or 31 December in any year up to and including 2020. The flexibility to introduce these further Calculation Periods provides additional checks on investment performance which might be important in times of large movements in investment markets. This will help to ensure that the arrangements operate fairly among all policyholders when there are substantial increases, or decreases, in such markets over a short period.

- For each Calculation Period ending on 30 September in any year, a "target" annual rate of investment return has been determined (the "Target Rate"). This has been calculated by estimating the average rate of investment return which Standard Life would have needed to earn over that Calculation Period on the With Profits Asset Shares such that, by the end of the period and assuming there had been no demutualisation, Standard Life could reasonably have expected that, by 31 December 2020, its capital would have exceeded its capital as at September 2000 by an amount estimated to be sufficient to fund all payments under the MEP.

- The Target Rates have been calculated on the basis of assumptions about how Standard Life's business would have developed in the absence of demutualisation during the relevant Calculation Period and a prudent assumption about growth in Standard Life's capital from the end of that Calculation Period to 31 December 2020. Consistent assumptions have been applied to all Calculation Periods.

- The Target Rates for Calculation Periods ending on 30 September in each year to 2020 are set out in the table below. The table also sets out three other rates – the Accelerated Rate, the Reduction Rate and the Cessation Rate – the role of each of which is described below.

Annual rate of return applicable to Calculation Periods ending on 30 September

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Target Rate	20.4%	12.7%	10.1%	8.8%	7.9%	7.4%	7.1%	6.8%	6.5%	6.3%	6.1%	5.9%	5.8%	5.7%	5.6%
Accelerated Rate	8.8%	7.9%	7.4%	7.1%	6.8%	6.5%	6.3%	6.1%	5.9%	5.8%	5.7%	5.6%	5.6%	5.6%	5.5%
Reduction Rate	-12.6%	-4.5%	-1.9%	-0.6%	-0.1%	0.3%	0.6%	0.8%	1.0%	1.2%	1.4%	1.6%	1.7%	1.8%	1.9%
Cessation Rate	-13.7%	-5.1%	-2.3%	-1.0%	-0.3%	0.1%	0.4%	0.7%	0.8%	1.1%	1.3%	1.4%	1.6%	1.7%	1.8%

- For a Calculation Period ending on any date other than 30 September, the Target Rate, Accelerated Rate, Reduction Rate and Cessation Rate will be determined as the rate that is proportionate as between the two rates in the table for the Calculation Periods ending on 30 September immediately before, and 30 September immediately after, the end of such other Calculation Period.

Basic Amount payable

The Main Scheme provides that, except as described below under 'The circumstances in which the Basic Amount may reduce or cease', if the sum paid on maturity in respect of a Top Up MEP Policy falls short of the Target Amount, the holder of such a policy is assured of receiving a certain minimum amount. This minimum amount (the "Basic Amount") will not exceed the Shortfall Amount and will be calculated as a proportion (the "Relevant Proportion") of the Maximum Top Up (see the section headed 'Background' above for the definition of this term). The Relevant Proportion will vary from time to time but will be broadly equivalent to the proportion which would have been applied to the Maximum Top Up to determine what a Top Up MEP Policyholder would have received from Standard Life, in the light of the 2004 Announcement, out of the provisions that had already then been set aside for the MEP.

If the average annual rate of investment return earned on the With Profits Asset Shares (the "Actual Rate") for the relevant Calculation Period falls anywhere between the Accelerated Rate and the Reduction Rate for that Calculation Period, a Top Up MEP Policyholder will receive this Basic Amount.

MEP payments above the Basic Amount

The Actual Rate will be determined for each Calculation Period. This determination will be made within three months after the end of that Calculation Period and will take effect no later than the start of the fourth month after the end of that Calculation Period. If that rate is found to equal or exceed the Target Rate for that Calculation Period, then the holder of a Top Up MEP Policy which matures after that determination takes effect (and prior to the Actual Rate in respect of the succeeding Calculation Period taking effect) will receive the lesser of (i) the Shortfall Amount and (ii) the Maximum Top Up.

On its own, this approach could result in Maximum Top Ups being paid in respect of a particular Calculation Period, with only the Basic Amount being paid in respect of the immediately preceding or succeeding Calculation Periods. In order to lessen the prospect of such fluctuations, and recognising that the Target Rates have been calculated on the basis of one, but not the only, possible interpretation of the Capital Growth Condition, a "smoothing" mechanism has been introduced.

So, in addition to the Target Rates, the table above shows a series of Accelerated Rates applicable to Calculation Periods ending on 30 September in each year to 2020:

- The Accelerated Rate for any Calculation Period ending prior to 1 October 2017 is the Target Rate applicable to the Calculation Period expiring three years later. Since the Target Rates decrease for each successive Calculation Period, the Accelerated Rate for each Calculation Period is less than the Target Rate for that period.
- If the Actual Rate exceeds the Accelerated Rate, but is less than the Target Rate for the relevant Calculation Period, then the holder of a Top Up MEP Policy which matures after that determination takes effect (and prior to the Actual Rate in respect of the succeeding Calculation Period taking effect) will receive a payment under the MEP which will be increased proportionately from the Basic Amount.
- The increased amount, which cannot exceed the Shortfall Amount, will lie between the Basic Amount and the Maximum Top Up determined by where the Actual Rate lies between the Accelerated Rate and the Target Rate.

What happens if the 6% Per Annum Test is satisfied?

As explained above, Standard Life believes it is unlikely that the 6% Per Annum Test will be satisfied in relation to MEP Policies, at least in the short to medium term. However, if the 6% Per Annum Test were to be satisfied in relation to either a Top Up or a Non Top Up MEP Policy, the position on maturity of that policy would be as follows:

- The MEP Policyholder would, subject to what follows, receive a Basic Amount, although in this case the Basic Amount will be calculated as the Relevant Proportion of the Shortfall Amount, rather than the Maximum Top Up. Such an amount would, however, be reduced or would not be paid at all in the circumstances described below under the section headed 'The circumstances in which the Basic Amount may reduce or cease'.
- If the Actual Rate equals or exceeds the Target Rate for the relevant Calculation Period, then the MEP Policyholder will receive the Shortfall Amount.
- If the Actual Rate exceeds the Accelerated Rate, but is less than the Target Rate, for the relevant Calculation Period, then the MEP Policyholder will receive an amount which will be increased proportionately from the Basic Amount.
- The increased amount will lie between the Basic Amount and the Shortfall Amount determined by where the Actual Rate lies between the Accelerated Rate and the Target Rate.

The circumstances in which the Basic Amount may reduce or cease

The table above also sets out Reduction Rates and Cessation Rates:

- **The Reduction Rate** – using a similar approach to the one applied to determine the Target Rates, Standard Life has calculated the Reduction Rate by estimating the average annual investment return on the With Profits Asset Shares that would have led to its capital at the end of that Calculation Period exceeding by only 10% the minimum capital it is required to maintain for regulatory purposes.
- **The Cessation Rate** – the Cessation Rate has been calculated in a similar way by estimating the average annual investment return on the With Profits Asset Shares that would have led to Standard Life having only just enough capital to cover that minimum capital requirement at the end of that Calculation Period.

In either event, Standard Life's financial position would have deteriorated to such an extent that the interests of other with profits investors might have been prejudiced, even if payments under the MEP were restricted to the level of the Basic Amount. Therefore, in order to preserve the balance of fairness among all with profits investors, the Main Scheme contains a further provision. This is designed to ensure that if financial conditions were to deteriorate to such an extent that making payments at the level of the Basic Amount would materially disadvantage other policyholders, payments under the MEP would be reduced.

If, in respect of any Calculation Period, the Actual Rate is less than the Reduction Rate but more than the Cessation Rate for a particular Calculation Period, payments under the MEP will be reduced proportionately below the Basic Amount, although not eliminated entirely. The amount payable will lie between the Basic Amount and nil, determined by where the Actual Rate lies between the applicable Reduction Rate and Cessation Rate. No payments will be made under the MEP in respect of a Calculation Period if the Actual Rate is less than the Cessation Rate for that period.

A summary guide to the proposed changes

The following table illustrates how these arrangements will work in respect of MEP Policies maturing prior to 31 December 2020:

Actual Rate...	**6% Per Annum Test satisfied in relation to a Top Up or Non Top Up MEP Policy**	**6% Per Annum Test not satisfied in relation to Top Up MEP Policy**
...equals or exceeds the Target Rate	Shortfall Amount	Maximum Top Up or Shortfall Amount, if less
...is greater than the Accelerated Rate but less than the Target Rate	An amount more than the Basic Amount (a proportion of the Shortfall Amount) but less than the Shortfall Amount	An amount more than the Basic Amount (a proportion of the Maximum Top Up) but less than the Maximum Top Up
...is greater than or equal to the Reduction Rate but less than or equal to the Accelerated Rate	Basic Amount (a proportion of the Shortfall Amount)	Basic Amount (a proportion of the Maximum Top Up)
...is greater than the Cessation Rate but less than the Reduction Rate	An amount less than the Basic Amount (a proportion of the Shortfall Amount) but more than nil	An amount less than the Basic Amount (a proportion of the Maximum Top Up) but more than nil
...is less than or equal to the Cessation Rate	Nil	Nil

If the 6% Per Annum Test is not satisfied in relation to a Non Top Up MEP Policy, no payment will be made under the MEP in respect of that policy.

A worked example of how the arrangements will apply is set out at the end of this Part.

What happens after 31 December 2020

Subject to its not exceeding the Shortfall Amount, the amount payable under the MEP after 31 December 2020 will be determined by reference to the greater of:

- the percentage of Shortfall Amounts or, as the case may be, of Maximum Top Ups determined in respect of the Calculation Period ending on 30 September 2020; or

- a weighted average of the percentages of Shortfall Amounts or, as the case may be, of Maximum Top Ups actually paid out over the three-year period ending on 30 September 2020.

Otherwise, the applicable basis upon which payments under the MEP will be made in respect of both Top Up MEP Policies and Non Top Up MEP Policies will be as set out above.

How the proposed arrangements compare with the existing MEP

The fact that the Capital Growth Condition in the MEP as it stands is open to different interpretations makes it difficult to state clearly how the proposed arrangements compare with the existing MEP. However:

- Standard Life has taken detailed advice from leading Counsel as to the interpretation of the MEP and the effect of its past actions under the MEP.
- Leading Counsel have advised that:
  - the approach taken in introducing the Target Rates is one which it is reasonable for Standard Life to adopt;
  - such approach is consistent with the preferred interpretation which Counsel have given Standard Life as to the meaning of the MEP; but
  - other reasonable interpretations of the wording of the MEP are possible.
- Standard Life has had regard to this advice in formulating the proposals set out above to replace the Capital Growth Condition.
- Its objective has been to secure a result which not only achieves significantly greater certainty in a manner that enables a viable demutualisation structure to be implemented, but does so in a way which Standard Life considers to be fair to all policyholders.

In determining how to modify the existing MEP, Standard Life has held extensive discussions about the treatment of the MEP as part of the demutualisation proposals with Standard Life's With Profits Actuary and with the Independent Expert. The With Profits Actuary and the Independent Expert have reviewed the proposals set out above in their respective reports. Both regard the proposed treatment of the MEP under the Main Scheme as producing an outcome that is fair to all policyholders (see Part 7).

The FSA has considered the reconstitution of the MEP in the context of the Main Scheme as a whole. The FSA does not object to Standard Life's proposal in relation to the MEP. In the FSA's view, Standard Life could have asked the Court to reconstitute the MEP in a number of different ways. It is the FSA's view that the reconstitution of the MEP that Standard Life has chosen to ask the Court to make is within the range of fair proposals available.

How will MEP Policies remain eligible under the MEP?

In order to qualify for a payment under the MEP (as reconstituted), a MEP Policyholder must satisfy certain eligibility criteria. These are that from the first review of the MEP Policy following the introduction of the MEP up to the policy maturity date:

- all premiums must be paid in full;
- all premiums must be invested only in with profits or the managed fund (or a mixture of both);
- the premium amount must not be reduced (except as a result of the policy being altered from joint life to single life);
- the policy term must not be altered;
- the policy must not be partially or fully surrendered (including where any early maturity option is exercised) or paid up; and
- the policy must not be absolutely assigned to a third party (except in the case of divorce).

Worked example of a calculation of the amount payable in respect of a Top Up MEP Policy under the Mortgage Endowment Promise (where the Actual Rate lies between the Accelerated Rate and the Target Rate)

IMPORTANT NOTE: This example is purely for illustrative purposes. Accordingly, no comparisons should be drawn with this example to predict what, if any, actual payments will be made under the MEP.

Consider a Top Up MEP Policy maturing in June 2013

- The applicable Calculation Period is the period ending 30 September 2012 (*assuming this to be the most recent Calculation Period prior to the maturity date*)

  Therefore the ***Target Rate = 7.1%*** and the ***Accelerated Rate = 6.3%*** (from the table above)

At the first review after the introduction of the MEP, let us assume that:

- Target amount = £50,000
- Projected maturity value = £46,000

  Therefore the ***Maximum Top Up = £4,000*** (i.e. £50,000 - £46,000)

Let us assume further that as at the maturity date:

- Actual maturity proceeds = £42,000

  therefore the ***Shortfall Amount = £8,000*** (i.e. £50,000 - £42,000)
- The Relevant Proportion being used to determine the Basic Amount = 50%

The amount payable under the MEP will depend on the Actual Rate

This is the rate of investment return earned on With Profits Asset Shares from 30 September 2005 to the end of the applicable Calculation Period (30 September 2012). Let us suppose the ***Actual Rate = 6.7%.***

The Actual Rate can be compared to the Target Rate and the Accelerated Rate, as follows:

50% towards Target Rate

Accelerated Rate 6.3% → Actual Rate 6.7% → Target Rate 7.1%

The amount payable will also depend on whether or not the 6% Per Annum Test is satisfied

For the 6% Per Annum Test to be satisfied the assets in which the Top Up MEP Policy is invested must have earned, on average, a return of 6% p.a. from the date the MEP was introduced (28 September 2000) to the maturity date

- If the 6% Per Annum Test is not satisfied, the Basic Amount is £2,000 (i.e. 50% of £4,000, the Maximum Top Up)
- If the 6% Per Annum Test is satisfied, the Basic Amount is £4,000 (i.e. 50% of £8,000, the Shortfall Amount)

If the 6% Per Annum Test is not satisfied, the amount payable will lie between the Basic Amount (£2,000) and the Maximum Top Up (£4,000), depending on where the Actual Rate lies between the Accelerated Rate and the Target Rate. In this example, ***the amount payable would be £3,000***

50% towards Maximum Top Up

Basic Amount £2,000 → Amount Payable £3,000 → Maximum Top Up £4,000

If the 6% Per Annum Test is satisfied, the amount payable will lie between the Basic Amount (£4,000) and the Shortfall Amount (£8,000), depending on where the Actual Rate lies between the Accelerated Rate and the Target Rate. In this example, ***the amount payable would be £6,000***

50% towards Shortfall Amount

Basic Amount £4,000 → Amount Payable £6,000 → Shortfall Amount £8,000

Part 6
Process for implementing the Proposal

This section gives you more detail about the processes that need to take place after the SGM to enable the Proposal to be implemented.

UK Court procedure

If the Proposal is approved by Voting Members at the SGM, the Main Scheme must be sanctioned by the Court in order for the Proposal to become effective. Application for that sanction has been made by petition to the Court pursuant to Part VII of FSMA.

The hearing to sanction the Main Scheme is expected to be held in mid-June 2006. The date of the Court hearing will be available on our website at **www.standardlife.com** when it is known. Any person who alleges that he or she would be adversely affected by the carrying out of the Main Scheme is entitled to be heard by the Court, as is the FSA.

In accordance with the requirements of Part VII of FSMA, Standard Life will publish notices in relation to the application to the Court for sanction of the Main Scheme. These are expected to be published in The Belfast Gazette, The Edinburgh Gazette, The London Gazette and at least two national newspapers in the UK, Austria, Belgium, Cyprus, Denmark, France, Germany, Greece, Ireland, Italy, Luxembourg, Malta, Netherlands, Norway, Portugal, Spain and Sweden. A copy of the notice can be found in Part 13.

If any person wishes to object to the application they should lodge written answers (written objections) to the petition with the Court of Session at Parliament House, Parliament Square, Edinburgh EH1 1RQ within 42 days of the publication of the last of these notices which is currently expected to be 21 April 2006. While, at similar Court hearings in the past, representations have been heard from people who had not lodged answers in advance, any Member or policyholder who does not lodge answers is strictly heard only at the discretion of the Court.

If you intend to come to the hearing at the Court, please give not less than five clear working days' written notice of your intention to attend the hearing and the reasons for any objection to the Main Scheme to Standard Life's solicitors in Scotland, Dundas & Wilson CS LLP. Dundas & Wilson's address is Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EN. Please quote reference PM/CH/SL8000.0124.

The Court of Session may, in the Order sanctioning the Main Scheme or in any subsequent Order, make provision for such incidental, consequential and supplementary matters as are necessary, in its opinion, to secure that the Main Scheme is fully and effectively carried out.

Copies of the petition, the report of the Independent Expert (which is summarised in Part 7), this document and a statement containing the terms of the Main Scheme and a summary of the report of the Independent Expert will be provided free of charge to anybody who requests one at any time before the Order sanctioning the Main Scheme is made on the petition. The documents listed in the section headed 'Documents on display' in Part 9 of this document will also be available for inspection at the addresses and at the times set out in that section.

Canadian procedure

The Canadian Scheme of Transfer (and certain aspects of the Proposal which affect the ownership of Standard Life Canada and the Standard Life Trust Company) requires the approval of OSFI and the Canadian Minister of Finance. If the Proposal is approved by Voting Members at the SGM, an application will be made to seek those consents as soon as reasonably practicable after the SGM Date.

The Canadian Scheme of Transfer will not become effective unless the Main Scheme is approved by the Court. However, the Main Scheme is not conditional upon the Canadian Scheme of Transfer becoming effective.

The Canadian Independent Actuary, appointed to review the fairness of the Canadian Scheme of Transfer from the perspective of the policyholders of our Canadian branch, has confirmed in his reports that the interests, rights and benefit expectations of those policyholders are protected by the Canadian Scheme of Transfer. The Independent Expert has confirmed in his report that he agrees with the conclusions reached by the Canadian Independent Actuary.

Court procedure in Guernsey and Jersey

Subject to the approval of the Main Scheme by the Court, an application will be made to seek the approval of the Guernsey Scheme at a hearing due to take place at 10.15 am on 13 June 2006 and approval of the Jersey Scheme at a hearing due to take place at 9.30 am on 13 June 2006. Any policyholder of Standard Life, and any other person who considers that they would be adversely affected by the Guernsey Scheme or the Jersey Scheme, is entitled to be heard by the Royal Court of Guernsey or, as the case may be, the Royal Court of Jersey, on the relevant date. The address of the Royal Court of Guernsey is Royal Court House, St Peter Port, Guernsey GY1 2PB and the address of the Royal Court of Jersey is Royal Court House, Royal Square, St Helier, Jersey JE1 1BA.

If you intend to attend the hearing in Guernsey, please give not less than two clear days' written notice of your intention to attend the Guernsey hearing and the reasons for any objection to the Guernsey Scheme to Standard Life's Guernsey legal advisers, Ozannes. Ozannes' address is 1 Le Marchant Street, St Peter Port, Guernsey GY1 4HP. Please quote reference JMW/CA/50014129.

If you intend to attend the hearing in Jersey, please give not less than two clear days' written notice of your intention to attend the hearing and the reasons for any objection to the Jersey Scheme to Standard Life's Jersey advocates, Mourant du Feu & Jeune. Mourant du Feu & Jeune's address is 22 Grenville Street, St Helier, Jersey JE4 8PX. Please quote reference 2017095.

The summary of the Independent Expert's report in Part 7 of this document also covers the Guernsey Scheme and the Jersey Scheme and the Independent Expert has confirmed in his report that his conclusions on the Main Scheme apply equally to the Guernsey Scheme and the Jersey Scheme.

Proposed reductions of capital

The Proposal contemplates two separate reductions of capital, one in Standard Life Assurance and the other in Standard Life plc, both of which will be the subject of applications to the Court for its sanction to the reductions. Such applications will be made shortly after the flotation of Standard Life plc.

Part 6

The reduction of capital in Standard Life Assurance

The insurance business acquired by Standard Life Assurance from Standard Life under the Main Scheme will be transferred in consideration for the issue of shares by Standard Life Assurance to Standard Life plc.

Standard Life Assurance will become a wholly-owned subsidiary of Standard Life plc immediately after demutualisation. This share issue will result in the creation of a substantial share premium account in Standard Life Assurance's balance sheet, reflecting the present value of future surplus cashflows to be derived from, and the value of the goodwill of, the business transferred to Standard Life Assurance. Unless this share premium account is cancelled, Standard Life Assurance could be restricted from declaring and paying dividends to Standard Life plc out of those future profits as they arise. Immediately after the demutualisation and flotation have been completed, it is therefore intended to apply to the Court for its approval of the cancellation of this share premium account, and its replacement by a special reserve of a similar amount against which the present value of those future profits, and the value of the goodwill, can be written off.

The application will be accompanied by an undertaking to the Court from Standard Life Assurance. The effect of this undertaking will be to prevent Standard Life Assurance from distributing to Standard Life plc the present value from time to time of the future surplus cashflows referred to above, before they have actually emerged within the Shareholder Fund. Once they have done so, such surplus cashflows will be available to fund dividends to Standard Life plc in the normal course, as well as meeting Standard Life Assurance's non-insurance related liabilities. Essentially, the effect of the undertaking is that such special reserve will not be distributed but only used to effect write-off of the amounts described above.

The Main Scheme has been reviewed by the With Profits Actuary and the Independent Expert on the assumption that this capital reduction will be sanctioned by the Court in accordance with the arrangements described above. They have both concluded that, on this basis, there will be no material adverse effect upon the security of the insurance policies transferred to Standard Life Assurance under the Proposal.

The reduction of capital in Standard Life plc

Once demutualisation and flotation has occurred, Standard Life plc will be the parent company for the new Group. At that time, however, it will itself have no distributable reserves. This is an unattractive position for a listed holding company to sustain. Standard Life plc will be seeking to raise up to £1.1 billion of net new capital from investors on flotation. The amount raised will be reflected in its share capital and share premium accounts. Standard Life plc therefore intends to apply to the Court immediately after the flotation for £500 million of its share premium account to be cancelled and replaced by a special reserve of a similar amount which will be distributable.

Part 7
Summaries of the reports prepared by the With Profits Actuary and Actuarial Function Holder of Standard Life and the Independent Expert

The Proposal has been reviewed by the With Profits Actuary and Actuarial Function Holder of Standard Life and the Independent Expert. This section contains a summary of their reports.

Summary of the reports prepared by the With Profits Actuary and Actuarial Function Holder of Standard Life

The following is a summary of the reports dated 11 April 2006 on the Proposal prepared by Colin Ledlie, the With Profits Actuary and Actuarial Function Holder of Standard Life. The full reports, which provide more detailed comments on some aspects, are available for inspection. See Part 9 for information on where you can inspect the full reports.

Introduction

The following is a summary prepared by me of my reports on the demutualisation proposal in my capacities as With Profits Actuary and Actuarial Function Holder of Standard Life.

The purpose of the reports is:

- to consider the effects on Members and policyholders of the proposed demutualisation, and in particular the security and future prospects for policy benefits;
- to explain, in order that appropriate continuity can be maintained after demutualisation, how Standard Life's with profits business is currently managed and my understanding of what constitutes the reasonable expectations of with profits policyholders; and
- to consider the proposals for compensating Eligible Members for the loss of their membership rights in Standard Life.

References in my reports to "with profits business" and "with profits policies" include policies that are invested partly in with profits and partly in other funds.

I have been a Fellow of the Faculty of Actuaries since 1990 and have 18 years of experience in the life assurance industry. I have been employed by Standard Life since 1987 and became Appointed Actuary in 2003. At the start of 2005 the regulatory requirements for actuaries in life assurance companies changed with the ending of the role of Appointed Actuary and the introduction of the roles of With Profits Actuary and Actuarial Function Holder. I was appointed by Standard Life to both of these positions at that time. I am also the With Profits Actuary of Standard Life Pension Funds Limited and the Actuarial Function Holder of Standard Life Investment Funds and Standard Life Pension Funds Limited.

Declaration of personal interest

I am the owner, either solely or jointly with my wife, of two with profits endowment assurance policies issued by Standard Life, and am consequently a member of Standard Life. In line with other Eligible Members, I will benefit from an allocation of free shares if the Proposal is approved and implemented.

My wife has a personal pension policy issued by Standard Life which is partly invested in with profits, and she is consequently also a member of Standard Life.

I am a member of the staff pension scheme and, in line with other executives, I participate in a short-term incentive plan and a long-term incentive plan.

If the Proposal is approved and implemented, I expect to be the With Profits Actuary and Actuarial Function Holder of Standard Life Assurance and to remain the Actuarial Function Holder of Standard Life Investment Funds and the Actuarial Function Holder and With Profits Actuary of Standard Life Pension Funds Limited. I also expect, like other employees, to be allocated free shares in Standard Life plc and to be eligible to participate in the Standard Life Share Plan.

Background

I have briefly explained in the full reports the history of Standard Life and the nature of membership of Standard Life.

The benefits that are provided by Standard Life's insurance policies depend on their contractual terms and conditions. For with profits policies they also depend on Standard Life's financial management and strength and on discretion that Standard Life has in a number of matters that directly or indirectly affect with profits business. The benefits provided by other policies are much less subject to discretion, except that Standard Life has scope to adjust the level of charges that are taken in some cases.

My report as With Profits Actuary is therefore particularly detailed. In an appendix to it I have set out at some length the nature and current management of with profits business in Standard Life. This includes an explanation of what I think constitutes the reasonable expectations of policyholders in relation to the management of with profits policies and of how I would expect, as With Profits Actuary, to advise that discretion be exercised by Standard Life in a wide range of scenarios if it were to remain mutual and open to new business. Referring to this explanation will, I believe, help Standard Life Assurance to maintain appropriate continuity in policyholders' expectations when managing business transferred from Standard Life.

My report as With Profits Actuary also considers the reasons for demutualisation and the alternatives that have been considered by Standard Life, and on the basis of this analysis I believe that it was appropriate for the Board to have concluded that demutualisation and flotation were in the best interests of policyholders, Members and the business.

Because the arrangements that are proposed for most of the Canadian business in Standard Life are different from those for other business, they are discussed separately in my reports.

Effect of the transfer to Standard Life Assurance

The liabilities for most of Standard Life's existing policies at the date of demutualisation, including all with profits policies other than Canadian policies, are to be transferred to Standard Life Assurance and allocated to the With Profits Fund together with assets to back them. The financial strength of the With Profits Fund will depend on the relationship between those assets and liabilities and on how the fund is managed subsequently.

In estimating the financial impact had demutualisation taken place at 31 December 2005, certain assumptions have to be made about how Standard Life Assurance would have operated. The relevant figures in my reports should be seen as indicative, since the financial position of Standard Life Assurance after demutualisation will depend, among other things, on the then-prevailing circumstances, which may affect the validity of those assumptions.

Financial strength

Comparing the initial financial strength of the With Profits Fund with the financial strength of the mutual, the two most substantial differences are:

- As well as assets to back policies transferred to Standard Life Canada and to the Non Profit Fund, some of Standard Life's existing assets, including its main strategic subsidiary undertakings, will either not be transferred to Standard Life Assurance or not be allocated to the With Profits Fund. It has been estimated that the net effect of the transfers and allocations of liabilities, if demutualisation had taken place on 31 December 2005, would have been to reduce the working capital (i.e. the excess of assets over

liabilities on Standard Life's realistic balance sheet) of £4.1 billion by no more than £1.0 billion at that date. These figures allow for investments that have been made in Standard Life's subsidiary undertakings since 31 December 2005. The actual figures as at the date of demutualisation will, however, depend on market conditions at that time.

- In addition, certain cashflows emerging from much of the transferred business, which would currently remain within Standard Life and supplement its estate, will be transferred out of the With Profits Fund for the benefit of shareholders provided the With Profits Fund remains solvent. The value of the corresponding cashflows on Standard Life's realistic balance sheet as at 31 December 2005 was approximately £2.6 billion. The value of the shares issued to Eligible Members on demutualisation will, among other things, reflect the value to shareholders of these cashflows. Eligible Members will thus have the opportunity, through their shares or the cash they receive, to unlock this value and pass its risks and rewards to equity investors.

As a result of these transfers and allocations of assets and liabilities on demutualisation, it is estimated that, had the Proposal been effective at 31 December 2005, the Residual Estate would have been expected to be in excess of £0.5 billion. The Main Scheme, however, puts constraints on the transfer of the cashflows referred to above to ensure that they will continue, if necessary, to provide very substantial additional security for the With Profits Fund. In the event of unforeseen adverse experience that would otherwise have caused a deficit in the With Profits Fund, the cashflows will be held back to the extent necessary to maintain its solvency. Although the potential support available from a cashflow may be lost once the transfer has been made, the transfers out of the With Profits Fund are projected to take place at broadly the same rate as the run-off of the With Profits Fund's with profits liabilities.

Any Residual Estate will be distributed, over time, through enhancement of final bonuses. The distribution will be gradual, with enough held back at any time for the Residual Estate to meet its primary role of ensuring that a prudent amount is retained in respect of liabilities that may arise in the With Profits Fund. I believe that the management of the Residual Estate in this way, which will tend to support the flotation value by providing security for the shareholder transfers as well as potentially enhancing at least some payouts above the levels required to maintain current reasonable expectations, is equitable and in the interests of policyholders and Eligible Members.

The distribution of the Residual Estate is likely to be recognised as a liability on the realistic balance sheet of the With Profits Fund, with the result that its reported working capital is automatically zero. Its reported risk capital margin is likewise expected to be zero, reflecting the fact that the liability to distribute the Residual Estate and the liability to transfer cashflows for the benefit of shareholders will be reduced to the extent necessary to prevent a deficit.

Solvency of Standard Life Assurance

As well as publishing a realistic balance sheet for the With Profits Fund, Standard Life Assurance will report, in its regulatory returns, its statutory solvency position. On this basis, if the demutualisation had taken place at 31 December 2005, but allowing as above for investments in subsidiaries since then and for the intended investment in Standard Life Assurance of £800 million of flotation proceeds, it has been estimated that Standard Life Assurance would have reported an excess of capital resources at that date over its capital resources requirement in excess of £2 billion.

Standard Life Assurance is therefore expected to have more than sufficient strength to meet its solvency requirements, and I believe that this will provide a high level of security for policyholder benefits.

Subordinated debt

Standard Life's financial resources also currently benefit from certain loans, for which the liabilities are subordinated to Standard Life's obligations to policyholders. The capital benefit of these loans as at 31 December 2005 was approximately £1.6 billion, equivalent to some 1.9% of the total value of Standard Life's admissible assets. These liabilities, along with assets to back them, will, in effect, be allocated to the Shareholder Fund. The assets, although not in the With Profits Fund, will therefore be available to support Standard Life Assurance's liabilities.

Approach to strategic subsidiaries

The value of the subsidiary undertakings, some of which, as noted above, will not be transferred to Standard Life Assurance or will not remain in Standard Life Assurance after flotation, currently supports the financial strength of Standard Life and thus contributes to some extent to the security of with profits policy benefits. In conditions of financial stress, however, when support is most needed, the value of some of the subsidiaries could be depressed. If Standard Life were to remain as an ongoing mutual the subsidiaries, if they grew successfully, would be expected to contribute to Standard Life's financial strength. However, this would inevitably entail some degree of risk and any benefit to policyholders would be indirect and also uncertain. One of the purposes of the demutualisation is therefore to unlock the value of the subsidiaries now for Eligible Members.

Management of with profits business

With profits benefits will depend on the ongoing financial management of the With Profits Fund, in particular the investment strategy for the assets backing the policies, and on the way in which emerging surpluses are distributed through allocation of bonuses. The greater the financial strength of the With Profits Fund, the more flexibility Standard Life Assurance will have in managing the with profits business in it, giving it, for example, more scope to invest in equities or other risky assets if it believes that these are likely to produce higher long-term returns for with profits policyholders.

The Main Scheme specifically requires that Standard Life Assurance should set the investment and bonus policies for the With Profits Fund:

- ignoring the liability to transfer cashflows out of the With Profits Fund for the benefit of shareholders, as described above; and
- in effect, as if the With Profits Fund continued to benefit from broadly the same financial support as the subordinated loans described above currently provide to Standard Life. This support is expected to run down in proportion to the capital resources requirement of the With Profits Fund over time.

It does this by specifying that the investment and bonus policies must be those that would be appropriate for a mutual company that had the assets and liabilities of the With Profits Fund but with these additional supports and having regard to the reasonable expectations of policyholders.

These requirements have been constructed in such a way as to ensure that the management of the With Profits Fund will not be constrained to the disadvantage of policyholders. I believe that they will allow effective protection of the benefit expectations of policyholders. In particular, I believe that they will allow policies to be followed that maintain continuity with the current strategy in the mutual and seek to optimise the returns for with profits investors. I do not expect demutualisation to result in reductions in investment in equity-type assets in financial circumstances in which Standard Life, if it remained as an ongoing mutual, would not have been expected to make similar reductions.

In most other aspects the management of the with profits business is less subject to discretion, and the PPFM reflects the same approaches as are currently taken by Standard Life. The scope for discretionary action, involving judgments on potentially conflicting interests of policyholders and shareholders, is thus limited.

Annuities in payment

Standard Life has very substantial liabilities in respect of annuities in payment. The total provision for these on the balance sheet as at 31 December 2005 was over £11 billion. Although this is an appropriately prudent provision, life expectancy is uncertain and, therefore, so too is the ultimate cost of providing the annuities. The annuities will be allocated to the With Profits Fund, but the longevity risk on most of this business will be reinsured by Standard Life Investment Funds, a subsidiary company held in the Shareholder Fund. Profits and losses emerging from differences between actual and assumed longevity will thus be passed to shareholders. A profit is currently expected to emerge for shareholders in the long run but future improvements in longevity could exceed those already allowed for and result in a loss. The reinsurance arrangement will pass the uncertain risks and rewards to shareholders and crystallise value now, through the effect on flotation value, for Eligible Members.

New business

Writing new business requires capital, and the return of this through emerging profits entails risk and is in many cases very slow. It is intended that most new long term insurance business will be written in the Non Profit Fund. The Main Scheme includes important provisions restricting the new business that can be written in the With Profits Fund after demutualisation. I believe that these restrictions will mean that the security of existing benefits and the current benefit expectations of existing policyholders will not be adversely affected in any material way by new business that is written after demutualisation.

Most of the new business written in the Non Profit Fund is to be reinsured on original terms to Standard Life Investment Funds. I expect that Standard Life Investment Funds will be well enough capitalised for the resulting strain to have no materially adverse effect on the security of existing benefits already reinsured to Standard Life Investment Funds.

Expenses

The benefits payable on with profits policies in the With Profits Fund will depend, in some cases, on the expenses charged to that fund. The appropriate basis for determining chargeable costs other than those in respect of investment management will be to look through to underlying incurred costs, regardless of any profit loading or other margin that might from time to time be included in fees charged by any other member of the Group for undertaking the relevant work. I would expect close monitoring of the investment management fees to ensure that the costs borne by the With Profits Fund are not excessive. In particular, as long as investment management continues to be undertaken by a company within the Group, the fair treatment of policyholders will require that any profit loading or other margins in the fees remain at a level that is broadly consistent with current practice.

Non with profits business

As noted above, benefits provided by non with profits policies are less subject to discretion than those provided by with profits business, except that some policies have variable charges for expenses and the provision of certain mortality and morbidity benefits. The scope to increase charges is in each case as specified in the applicable policy terms and conditions, and will not change on demutualisation.

Standard Life Assurance will, in any event, be subject to the Principles in the FSA Handbook, including the obligation to pay due regard to the interests of its customers and treat them fairly.

Guernsey Scheme and Jersey Scheme

For business in Guernsey and Jersey the economic effect of demutualisation will be broadly the same as for business transferred under the Main Scheme. Even if, for any reason, the Guernsey Business and the Jersey Business remains in Standard Life it will be reinsured to Standard Life Assurance and treated as if it had been transferred. The conclusions that I have reached on business transferred by the Main Scheme therefore apply to the Guernsey Business and the Jersey Business also.

Effect of the Canadian arrangements

General position

The liabilities in respect of with profits, and some non with profits, business in the Canadian branch of Standard Life will be assumed, by way of assumption reinsurance, by Standard Life Canada. Standard Life Canada is currently a subsidiary of Standard Life, and after demutualisation it will be a subsidiary, via a holding company, of Standard Life plc. The with profits liabilities will be backed by the same assets that currently back them in Standard Life, which have been assessed to be sufficient to maintain reasonable expectations. The policies and methodologies that are currently followed in managing the Canadian with profits business are to be maintained in Standard Life Canada with additional or equivalent protections.

Unlike the With Profits Fund, Standard Life Canada will have no estate as such for distribution to with profits policyholders. However, the assets backing the with profits liabilities will constitute only a small proportion of Standard Life Canada's total liabilities, which are in general well matched by their backing assets, and the with profits policies will not be exposed to the same levels of risk as those in the With Profits Fund of Standard Life Assurance.

Two particular types of non with profits policy will be subject to different arrangements. Canadian Stacking Policies will be transferred to a Canadian branch of Standard Life Assurance and reinsured to Standard Life Canada. Canadian Structured Settlements will remain for the time being in Standard Life and continue, as at present, to be reinsured or effectively reinsured to Standard Life Canada.

The Canadian branch with profits and other liabilities, and their backing assets, are small in relation to those of Standard Life as a whole. As well as maintaining the security and benefit expectations of Canadian policyholders I therefore believe that the arrangements for Canadian branch business will have no materially adverse effect on those of other policyholders.

Equity between Canadian and other with profits policyholders

Since the intention is that the Canadian and other with profits businesses, which are currently both within the one long term fund of Standard Life, will be transferred to, or reinsured by, different companies, I have also considered equity between the two groups of policyholders.

In my opinion, all policy benefits will remain secure after demutualisation and policyholders' reasonable expectations will be maintained. As noted above, the Canadian with profits business assumed by Standard Life Canada will not be exposed to the same level of risks as the with profits business transferred to the With Profits Fund. On the other hand, it will not participate in any distribution of the Residual Estate.

If the Canadian arrangements are implemented as planned, then for both Canadian with profits business in Standard Life Canada and the with profits business to be transferred to Standard Life Assurance there will be support from assets which can only be released into the shareholder environment if certain conditions are met. I expect the value that investors place on the future release of these assets in both Standard Life Canada and Standard Life Assurance to contribute to the flotation value of Standard Life plc for the benefit of all Eligible Members.

On balance I therefore believe that the proposals are broadly equitable between Canadian and other with profits policyholders.

Contingency plans for Canadian business

There are contingency plans in case, for any reason, parts of the intended arrangements for Canadian business do not take effect. I believe that these will ensure that even if the contingencies arise, the security and benefit expectations of Canadian policyholders can still be maintained and that there will still be broad equity between the treatment of Canadian and other policyholders.

Mortgage Endowment Promise

It is necessary as part of the demutualisation to restate the terms of the MEP because of the change in capital structure. This also provides an opportunity to remove the ambiguity from which the capital growth condition applicable to the MEP suffered. The capital growth condition is therefore to be replaced by a clearly defined investment growth condition. This is designed to result in payments, in any given financial conditions, that:

- are consistent with the approach set out in the announcement made by Standard Life in October 2004; and
- reflect a reasonable balance between the possible outcomes which, in the light of the ambiguity in the capital growth condition, could reasonably be expected under the current MEP if Standard Life were to remain as an ongoing mutual.

I believe that the proposed restatement of the MEP is therefore fair to policyholders who are eligible for payments under the MEP and maintains an equitable balance between their interests and those of other policyholders.

For with profits policyholders who are eligible to receive a payment under the MEP, a benefit enhancement resulting from distribution of the Residual Estate could, in some circumstances, reduce the amount by which the MEP would otherwise have increased the policy payout. I believe that this is fair, since the MEP was designed to provide a safety net, not a stand-alone benefit. Payments made under the MEP after demutualisation will be expected to reduce the Residual Estate. To the extent that the safety net is no longer needed it is fair that the MEP should not reduce the potential benefits for with profits policyholders generally.

Part 7

Compensation for loss of membership

Eligible Members will receive compensation for the loss of their membership rights. The compensation will be based upon a fixed allocation of shares in respect of the loss of their voting rights and (in most cases) a variable allocation, dependent on the with profits investments as at 30 March 2004 under policies held as a Member, which takes account of the loss of their potential entitlement to participate in any distribution of surplus in the event of a wind-up.

Eligible Members who live anywhere other than the UK, Ireland, Canada, Germany, Austria, the Isle of Man or the Channel Islands will, for legal and practical reasons, receive an equivalent cash amount rather than shares as compensation.

Unless a choice has been made by the trustee to retain shares or to be paid cash proceeds, benefit enhancements will be applied for trust-based occupational pension schemes in the UK and Ireland holding Pension Scheme Member Policies. The enhancements will be to the same value as the corresponding compensation allocations. I believe that the proposed terms for the enhancements are fair to policyholders who will receive them and to other policyholders in the With Profits Fund.

I believe that it is appropriate that eligibility for compensation is restricted to members who will lose valuable rights and excludes new business written after 30 March 2004. A small dilution of value for those who are Voting Members will result from the proposal to reinstate membership in respect of policies terminating involuntarily (for example, because that policy matured) between 18 October 2005 and the SGM Date. Membership will not be reinstated in respect of any policy terminating prior to 18 October 2005. This is because, prior to announcing in October 2005 that it intended to recommend to Members that Standard Life should demutualise, the Board had only reached a conclusion in principle that proceeding towards demutualisation was in the best interests of Standard Life and its policyholders. I believe that the reinstatement of membership, as proposed, for the purpose of allocating compensation is therefore fair.

Likewise, the proposed allocation of shares to employees on flotation will cause a slight dilution of value for Eligible Members. It will, however, allow employees to build a stake in the business in a manner that aligns their interests with those of other shareholders.

There is no single, objective set of criteria for determining a fair split of total compensation between the fixed and variable components or the allocation of the variable component. I believe that the proposals, including the criteria for determining the length of time that a policy has been continuously invested in with profits for the purpose of allocating the variable component, are appropriate. In particular, the method of allocating the variable component is broadly consistent with the manner in which most payouts in respect of with profits investments were, until recently, enhanced by allowances in respect of miscellaneous profits earned on Standard Life's other business activities and rebates of deductions that had been taken as a contribution to Standard Life's capital.

Summary of opinion

In summary, my opinion, which relates to the with profits and non with profits investors and the Members of Standard Life, is as follows:

- The Proposal is in the interests of policyholders and Members.
- There will be no adverse effect on the reasonable expectations of any policyholder.
- There will continue to be a high level of security for policyholder benefits.
- The proposed restatement of the MEP is fair.
- The proposed arrangements for compensating Eligible Members for the loss of their membership rights are fair.

M C Ledlie, FFA
With Profits Actuary and Actuarial Function Holder

Summary of the report prepared by the Independent Expert

The following is a summary prepared by Mike Arnold, FIA, the Independent Expert, of his report dated 11 April 2006 on the Proposal. The full report is available on request from Standard Life. See Part 9 for information on how you can request a full copy of the report.

Introduction

When a scheme for transferring long term business from one insurance company to another is presented to the court under Section 111 of FSMA it has to be accompanied by a report prepared by an independent expert (the "Scheme Report"). Similar requirements exist in respect of a scheme for transferring long term business from one insurance company to another under the relevant sections of Jersey, Guernsey and Bermudan law.

I have been appointed by Standard Life as the Independent Expert in connection with the proposed transfer of the long term business of Standard Life to Standard Life Assurance. My appointment has been approved by the FSA which has also approved the form of the Scheme Report. I am a Fellow of the Institute of Actuaries, and have been so since 1973 and a Principal of Milliman, Consultants and Actuaries. I have acted previously in the capacity of independent expert.

I was the holder of a with profits retirement annuity contract with Standard Life which I was required to transfer to another pension provider on Standard Life's normal basis in May 2005 on accepting these instructions. The transfer was subject to independent review and report by Standard Life's auditor.

My Scheme Report has been prepared in compliance with applicable rules on expert evidence and also under the terms of the guidance contained in Section 18 of the Supervision Manual contained in the FSA Handbook of Rules and Guidance to cover scheme reports relating to transfers of Long Term Business. It examines the likely effects on those policyholders of Standard Life whose policies extend beyond the date on which the Main Scheme is to be implemented (the "Effective Date"), compared with their position if the Proposal is not implemented. My Scheme Report falls into four parts:

- a description of the past operations of Standard Life, particularly of the way in which it has managed its with profits business in each jurisdiction;
- a description of the Proposal and the Main Scheme;
- an assessment of the insurance aspects of the Main Scheme; and
- an assessment of the proposals for the compensation for loss of membership rights.

This summary of my Scheme Report deals primarily with the last two aspects described above and it does not contain details of the second element. Part 4 of this document contains a description of the Proposal as set out in the Main Scheme. I confirm that the description is consistent with my understanding of the Proposal. This summary contains information on the past operations of Standard Life only to the extent necessary to put into context my assessment of the Proposal.

My assessment of the Main Scheme has focused on:

- the security of policyholder benefits;
- the need to treat customers fairly and ensure policyholders' reasonable benefit expectations are met; and
- the equity of the Proposal, including the proposed allocation of shares in Standard Life plc.

In my opinion it is necessary to ensure that:

- the security for all policyholders is not materially adversely affected by the Proposal;
- implementation of the Main Scheme ensures the fair treatment of all policyholders of Standard Life and, in particular, that with profits investors' reasonable benefit expectations are not adversely impacted; and
- Eligible Members receive appropriate compensation for loss of membership rights and this compensation is distributed fairly among Eligible Members.

References to the Main Scheme also include the Guernsey Scheme and the Jersey Scheme, to which my assessment and conclusions apply equally as to the Main Scheme.

Standard Life has branches in Canada and Bermuda and, under the Proposal, the with profits business and some non with profits business in these branches will be assumption reinsured by or transferred to existing locally incorporated subsidiaries of Standard Life immediately before the Effective Date. These transfers are the subject of separate reports prepared by an independent actuary in each jurisdiction. These reports consider the effects of the local scheme on the security and benefit expectations of such policyholders and I do not address these matters further in the Scheme Report although, where appropriate, I have commented on the effects of other aspects of the Proposal on these policyholders of Standard Life. I have reviewed the reports of the independent actuaries in these matters, and agree with their conclusions as to the security and maintenance of the benefit expectations of these policyholders.

Canadian structured settlement business will remain insured by Standard Life after demutualisation and will continue to be reinsured to Standard Life Canada. This business will also have the benefit of an indemnity from Standard Life Assurance to the extent Standard Life is unable to meet these liabilities pending assumption reinsurance of that business.

I have been provided with access to sufficient information to assess the Proposal, including the Main Scheme documentation, the report of the With Profits Actuary and other documents relating to the past operations of Standard Life and the operation of Standard Life Assurance after the transfer. I have had extensive discussions with Standard Life's management and with their external professional advisers to understand:

- the past operations of Standard Life;
- the proposed operation of Standard Life Assurance, with particular reference to the implementation of the Main Scheme and the PPFM; and
- the potential impact of the Main Scheme on policyholders of Standard Life.

Background

Standard Life was founded in 1825, initially as a partnership but became a limited company in 1910 and subsequently converted to its current mutual status in 1925. The majority of the business of Standard Life is written in the UK but branches are maintained in Ireland, Germany and Canada. The Irish and German branches have been managed on similar lines to the UK business, but the Canadian branch, which is substantially the largest branch, has been managed more autonomously in accordance with Canadian regulations and practice.

The Group now offers a wide range of products on an international basis. The principal non-life assurance subsidiary companies of the Group are:

- Standard Life Investments;
- Standard Life Bank; and
- Standard Life Healthcare.

In addition, Standard Life has entered into joint ventures in India and China with a view to participating in the expanding life assurance and financial services market in those territories.

Effectively, all of the above subsidiary and joint venture operations are investments of Standard Life and, as a result, with profits investors are exposed to the risks and fortunes of these operations.

Historically, Standard Life has generally been considered to be one of the strongest life offices in the UK and one which, as a result, has been able to adopt an investment policy for its with profits investors with a significant focus on real assets such as equities and property.

In 2000 the voting members of Standard Life, on the advice of the management and Board, voted down a proposal to demutualise. Following this campaign, Standard Life emphasised its policy of providing "benefits of mutuality" for its with profits investors which distributed some of Standard Life's retained surplus to maturing policies invested in with profits. The severe downturn in equity markets between 2000 and 2003, combined with the introduction of a new approach to financial reporting requirements for UK insurance companies led to Standard Life reassessing the calculation of its liabilities (including the prospective cost of guarantees) and improving its capital management procedures. One consequence of these changes was that the Board concluded that it could not maintain the "benefits of mutuality" approach.

Other actions were required in order to ensure Standard Life's financial position could continue to support its business plans particularly with regard to the management of the UK (and Irish and German) with profits business. Canadian with profits business was largely excluded from these actions.

In assessing the Main Scheme, I have recognised the impact of the actions taken by Standard Life in the period from the end of 2003 to the current date, and I have sought clarification from Standard Life as to how discretion would be exercised in the future in the event that Standard Life remained mutual. I have assessed the Main Scheme against the clarification I received by reference to such a position.

Mortgage endowment policies had been a major source of business for Standard Life. As discussed in Part 5, the financial conditions of the late 1990s and early 2000 led Standard Life to issue a promise that, subject to certain conditions being met, it would pay an additional amount to mortgage endowment policyholders if the maturity payment was less than the original amount targeted by the policy. Included in the Proposal are revised conditions for the payment of such additional amounts and in my Scheme Report I assess the fairness of these revised conditions. My conclusions on the proposed revised terms of the MEP are set out below in the section headed 'Mortgage Endowment Promise'.

The circumstances at the end of 2003 described above, together with a substantial reduction in the volumes of new with profits business being written by Standard Life (in line with the market generally) led the Board to undertake a strategic review of the options available to Standard Life as discussed in Part 1.

The Board concluded that continued operation of Standard Life as a mutual was not in the best interests of its with profits investors who act as customers and providers of capital for the development of its business, particularly as the number of with profits investors is likely to decline in the future.

In reviewing the options considered by Standard Life, I have given priority to the consideration of policyholder security and maintenance of reasonable benefit expectations. I believe that each of the options considered offered similar prospects in respect of these aspects. I have also considered, among other things, how under each option certainty is attached to membership value and the time period over which that value is likely to emerge. To continue as a mutual would provide little certainty as to membership value and the timing of its distribution, if any. Demutualisation and flotation does, I believe, provide appropriate security and maintenance of benefit expectations but realises membership value for existing members quickly and is likely to be fairest to the current generation of policyholders and members.

Security of benefits

The security of policyholders' benefits is principally derived from the strength of the reserves established for the liabilities of the long term fund, and the extent to which the value of the assets of Standard Life exceeds the value of the liabilities.

Insurance regulations in the UK require long term insurance companies to hold a sufficient amount of suitable assets to cover at least their statutory liabilities and their capital resource requirement ("CRR"). In general terms, the CRR for a long term insurance company is primarily based on the value of its liabilities determined on the statutory basis plus further amounts that would cover the increase in reserves under certain stressed economic scenarios, and the capital requirements of any regulated subsidiaries. When there is a large amount of with profits business, the liabilities have also to be considered on a realistic basis and the CRR may be increased so that the regulatory balance sheet more fairly reflects the likely commitments to policyholders. Security may be assessed by considering the extent to which the capital resources of the company exceed the CRR.

Currently, Standard Life maintains a single long term business fund and all of the assets of Standard Life are available to provide security for policyholder benefits. At 31 December 2005 Standard Life more than adequately covered its CRR.

After the Effective Date, Standard Life Assurance will have two funds, the Shareholder Fund and a long term business fund, the latter being sub-divided into two sub-funds, the With Profits Fund and the Non Profit Fund. Additional sub-funds will be created outside the With Profits Fund to enable new with profits business to be written. Substantially all of the long term liabilities of Standard Life will be transferred to the With Profits Fund. A small number of non with profits policies and the liability to fund the deficit on the staff pension scheme will be allocated to the Non Profit Fund. Assets will be allocated to the Non Profit Fund sufficient to meet these liabilities plus £20 million which will be transferred to provide working capital for the Non Profit Fund.

Part 7

Substantially all of the balance of the transferred assets and liabilities will be allocated to the With Profits Fund. The principal exceptions are Standard Life's subsidiary companies which will be allocated to the Shareholder Fund (to the extent that they have not been included in the assets allocated to the Non Profit Fund), and the joint venture investments which it is intended will become indirect holdings of Standard Life plc. Apart from Standard Life Bank and Standard Life Investment Funds, the subsidiary companies will be transferred by way of a dividend payment to, or otherwise be acquired by, and become subsidiaries of Standard Life plc. Consequently, immediately after the Effective Date, the value of Standard Life Assurance's assets available to meet its long term liabilities will be lower by the value of the assets transferred to the shareholder environment for the benefit of Members, approximately £1 billion.

Standard Life Investment Funds will be owned by the Shareholder Fund and is expected to reinsure new business transacted after the Effective Date and the internal linked funds of Standard Life Assurance (both in respect of the business transferred and of new business), as well as the longevity risk of the annuity business allocated to the With Profits Fund on the Effective Date. Standard Life Bank will also be owned by the Shareholder Fund.

The cash flows arising from certain defined blocks of in-force business are determined formulaically and are expected to be transferred over time to the Shareholder Fund. However, this will only occur if and to the extent that the provisions of the Main Scheme do not restrict such transfers. When transfers do occur, the amount transferred may become available to be paid as a dividend by Standard Life Assurance to Standard Life plc. Over time therefore, to the extent that these dividends are actually paid, there will be a reduction in the available assets in Standard Life Assurance. However, it is expected that the liabilities of the With Profits Fund will also reduce and, based on Standard Life's projections, at approximately the same rate as the reduction in the value of the future transfers to shareholders.

As a result of the transfer of most of the subsidiary companies to the shareholder environment, with profits investors will no longer be directly exposed to the risks associated with those businesses. In particular they will no longer be the providers of capital for those businesses.

The With Profits Fund's exposure to longevity risk from immediate annuity business will be substantially removed through the reinsurance arrangement with Standard Life Investment Funds. The liability reinsured to Standard Life Investment Funds will be partially reinsured back to the Non Profit Fund to allow efficient capital management. Overall, this reinsurance will not materially affect the security of policies transferred to Standard Life Assurance.

In addition, though Standard Life Assurance will write new business in the Non Profit Fund, the risks associated with writing this new business, in particular the expense risks, will be met by Standard Life Investment Funds and therefore by shareholders. This reinsurance arrangement will not materially affect the security of policies transferred to Standard Life Assurance.

It is intended that the Canadian reconstruction will have occurred immediately prior to demutualisation on the Effective Date, so the assets and liabilities relating to the Canadian participating business will not transfer to Standard Life Assurance. In addition to assets backing the liabilities of Canadian with profits business, £75 million of capital will be transferred to the Canadian subsidiary company to which the business is being transferred. I do not believe that the transfer of the Canadian participating business to the Canadian subsidiary, together with the associated capital transfer, will have any material effect on the security of the policies transferred to Standard Life Assurance.

As described above, the Main Scheme includes a restatement of the MEP. I believe that the restatement of the MEP has been derived on a basis which should not have an adverse impact on the security of transferred policies when compared to the existing position in Standard Life.

As described below, the Main Scheme includes the Core Principles, which set the framework for managing the With Profits Fund. They establish the concept of a "Notional Company" which is intended to replicate management actions that Standard Life would apply if it were to continue to operate as a mutual. A consequence of the Core Principles is that the Notional Company should be managed in the future so as to cover its own capital requirements. In applying this requirement, the obligation to make transfers of the cash flows referred to above will be ignored. As a result, the risks taken in managing the With Profits Fund will not be materially different from those taken in Standard Life and, combined with a requirement that Standard Life Assurance should manage its business as a whole to avoid foreseeable adverse circumstances, the risks to the security of transferred policies should not be materially different after the Effective Date.

In certain very adverse conditions affecting the financial position of Standard Life Assurance, the Main Scheme allows for the Core Principles to be applied to a limited extent since, in such circumstances, their enforced application could exacerbate the overall financial position. It is expected that such relaxation will only be utilised after all other reasonable means of restoring the financial position have been considered and having regard to the views of the with profits actuary of Standard Life Assurance at that time. The FSA must be informed as soon as practicable if a capital event has occurred or is likely to occur.

I have reviewed the business plans of Standard Life Assurance that were submitted to the FSA for the purposes of its authorisation. I am satisfied that the capitalisation of Standard Life Assurance will be sufficient to enable it to meet its business plans and maintain an adequate level of cover for its capital requirements. I am also satisfied that the capitalisation proposed for Standard Life Investment Funds is sufficient, taking into account the business plans of Standard Life Assurance.

It is intended that £800 million of the capital raised at flotation will be allocated to Standard Life Assurance, part of which will be allocated to Standard Life Investment Funds. After flotation, Standard Life Assurance is expected to have more than sufficient capital resources to meet its CRR, albeit with a slightly smaller margin than that reported by Standard Life as at 31 December 2005.

For technical reasons, it is necessary that the Main Scheme is implemented before flotation, although it is expected that the flotation will take place shortly after the Main Scheme has taken effect. In the extremely unlikely event of the Main Scheme proceeding without flotation, the security of policy benefits, while materially reduced, will remain at an acceptable level.

I am satisfied that the effective financial strength of Standard Life Assurance will not be significantly different from that of Standard Life at the Effective Date and will be sufficient to ensure adequate security for the transferred policies.

Benefit expectations

Substantially all of Standard Life's assets will be applied to Standard Life Assurance's long term fund. The main exceptions are certain assets which are of strategic importance to Standard Life's business (primarily the subsidiary companies and joint venture investments), those assets required to support the transferred Canadian policies, approximately £20 million of capital retained in Standard Life to support Canadian Structured Settlements, the assets backing the subordinated debt of Standard Life and those required as a premium to Standard Life Investment Funds in respect of the reinsurance of the longevity risk. Virtually all of the assets will be allocated to the With Profits Fund and only assets sufficient and appropriate to the business transferred to the Non Profit Fund will be allocated to the Non Profit Fund. The strategic assets are effectively treated by Standard Life as a part of its capital and not part of the assets supporting the asset shares of its with profits business. Consequently, the quantum of assets directly available to support the benefit expectations of with profits investors will not change materially as a result of implementation of the Main Scheme.

Currently, the benefits under policies invested in with profits are determined in line with the principles and practices of financial management published by Standard Life.

For policies transferring to Standard Life Assurance, Standard Life's payouts are based on asset shares which are derived directly from the experience of the with profits business and are not enhanced from other sources of profit or from capital. The key factors which determine the level of asset shares are the investment returns (less taxation, if appropriate), the expenses (or charges in respect of expenses) incurred in managing the business and other deductions for guarantees and other risks. Significant discretionary powers have existed which influence the outcome of these factors and in designing the Main Scheme particular attention has been paid to ensure that the operation of discretionary powers is properly identified and as much as possible reduced to rather more formulaic operation.

The Core Principles are set out in the Main Scheme, thereby setting a higher barrier to their alteration than if they were set out in the PPFM as application to a court would be necessary.

Central to the Core Principles is the requirement that the With Profits Fund should be managed having regard to the financial position of the Notional Company and, in normal circumstances, have no regard to the financial position of Standard Life Assurance as a whole. The Notional Company is defined as a company having the assets and liabilities of the With Profits Fund except that the obligation to make transfers to shareholders should be ignored for this purpose, and additional assets equal to the balance of an account known as the "Further Capital Support Account" and a specified portion of the subordinated debt which

existed on the Effective Date are assumed to be available. The Core Principles will underlie the determination of the investment policy and bonus policy of the With Profits Fund. The Notional Company should be managed in a manner appropriate for a mutual company, and with due regard for the reasonable expectations of its with profits investors.

Over time, the value of the future transfers to shareholders and the support available from this source will reduce when transfers are made to shareholders, but it is expected that the run-off of this asset will be such that the current approach to the setting of investment policy will continue to apply.

Although the Core Principles can only be altered with the approval of a court, the application of the Core Principles may be relaxed in certain circumstances when an unforeseen occurrence has severely and adversely affected the financial position of Standard Life Assurance. The Main Scheme requires the board of Standard Life Assurance to manage the business of Standard Life Assurance such that in reasonably foreseeable circumstances such an adverse position will not arise. The relaxation which is envisaged would only be applied if the position could not be resolved by other reasonable means, particularly by additional capital being applied. It is reasonable that such a relaxation should be permitted, and whilst this may mean that the with profits benefit expectations are not entirely free from the business risks undertaken by shareholders, this is preferable to insolvency occurring (with its very adverse consequences for with profits investors).

Bonus policy will be unchanged under the PPFM except for the requirement to distribute the Residual Estate if it is determined that the amount available exceeds the amount prudently required to meet the primary role of the Residual Estate. The primary role of the Residual Estate is to ensure that a prudent amount is retained in the With Profits Fund in respect of liabilities that may arise in the fund.

The asset share methodology will remain central to the determination of bonus policy and the asset share calculations will follow the methodology used by Standard Life for this purpose. The asset shares will not change on the Effective Date as a consequence of the implementation of the Main Scheme.

Reversionary bonuses will continue to be set having regard to a projected asset share calculation based on the returns expected to be earned from time to time on the assets backing asset shares. Bonus rates will be set so that the consequent increase in guaranteed benefits which occurs on a bonus declaration does not restrict investment flexibility unduly.

Final bonuses are set primarily by reference to the underlying asset share and are subject to a smoothing process. The smoothing process is largely formulaic and smoothing costs are monitored on a regular basis. This process of smoothing and setting final bonuses that is proposed for Standard Life Assurance is in line with the practice currently applied by Standard Life. Standard Life has set its target range of payouts in its principles and practices of financial management to be in the range 80-125% of asset shares and Standard Life Assurance will adopt the same target.

The expenses charged to the With Profits Fund will have a direct impact on expense-based asset shares. The With Profits Fund will be charged a share of the expenses incurred in administering the long term business fund. This will require a fair apportionment of the total expenses of the Group, which is no different from the position which has applied in Standard Life. The With Profits Fund will bear largely the same expense risks as would have been borne by Standard Life other than the reduced risk exposure to selling and acquisition costs (which will be borne by shareholders either in the Non Profit Fund or in Standard Life Investment Funds) and costs in relation to the staff pension scheme (where the liability in respect of the deficit brought forward at demutualisation is allocated to the Non Profit Fund).

As a result there should be no change in the approach to determining the expenses that are charged to asset shares for policies invested in with profits.

Deductions are currently made from asset shares to cover the costs of guarantees. The level of deductions vary depending on the nature of the guarantee given. The With Profits Actuary has indicated that he expects Standard Life Assurance to maintain the existing approach to the determination of the deductions for guarantees within Standard Life Assurance. Accordingly, this aspect of the management of the With Profits Fund will be consistent with the approach adopted in Standard Life.

The Residual Estate will be distributed, over time, through enhancements to final bonuses. Such enhancements will only be made to the extent that the board of Standard Life Assurance considers that the Residual Estate is greater than the amount required to fulfil its primary role. As there is currently no expectation of any distribution from the residual estate within Standard Life, this aspect of the Main Scheme does potentially enhance benefit expectations, though it must be emphasised that there is not an expectation that any such enhancements will occur in the immediate future.

It is not expected that significant amounts of new business (other than increments to existing business) will be written in the With Profits Fund. The Main Scheme requires that the With Profits Actuary must be satisfied that the terms of any new business that is written are appropriate and that transferred with profits investors will not be disadvantaged by such new business. Furthermore, the Core Principles require all new business to be excluded, as far as possible, from any distribution of the Residual Estate.

Accordingly, I believe that the benefit expectations of with profits investors will not be adversely affected by implementation of the Main Scheme.

The Canadian Independent Actuary who has reviewed the terms of the transfer of the Canadian with profits business to the Canadian subsidiary of Standard Life has concluded that the assets to be transferred, and the commitments to be given with regard to the future management of with profits business, should ensure that Canadian with profits investors' reasonable benefit expectations will be maintained. I agree with the conclusions of the Canadian Independent Actuary.

If for any reason the Main Scheme is implemented but the Canadian Scheme of Transfer is not, or is postponed, then all of the Canadian business currently insured by Standard Life with all its associated assets and liabilities, will remain insured by Standard Life until consent is given for the transfer of the Canadian Stacking Policies to Standard Life Assurance and the transfer of the Canadian Par Business and Canadian Non Par Business to Standard Life Canada.

The Canadian business remaining in Standard Life will continue to have the infrastructure necessary to support the business. Appropriate corporate governance will be in place to ensure that the reasonable expectations and the security of benefits of the Canadian policyholders are unaffected.

I believe that the arrangements for the eventuality that the Canadian transfer does not happen at the expected date are appropriate and reasonable.

Non with profits and unit linked business

The principal expectation for non with profits and unit linked policyholders relates to the security of benefits. As discussed above, security is not adversely affected for transferred policyholders in general.

Standard Life Assurance will maintain internal linked funds (which will be reinsured to Standard Life Investment Funds) corresponding to Standard Life's current linked funds and there will be no change to the number or value of units allocated to policyholders on the Effective Date.

Policy charges and charges for risk benefits may be subject to review under current policy conditions in Standard Life. These are expected to be subject to the same processes as currently apply and, if appropriate, subject to any contractual constraint. Similarly, reviews of policy terms and premiums will be in line with Standard Life's current practice.

Claims under income protection and critical illness policies require a certain amount of judgement in assessing the existence of a claim and its continuance. Standard Life Assurance is expected to adopt Standard Life's claims procedures on the Effective Date.

I conclude that the Main Scheme will not have an adverse effect on the benefits arising under non with profits or linked policies nor will it adversely affect the fair treatment of non with profits or linked policyholders.

Mortgage Endowment Promise

The MEP which was given by Standard Life in 2000 is subject to a capital growth condition, the practical interpretation of which is unclear and is capable of different legal interpretations. Further, the capital structure of Standard Life will not be replicated in Standard Life Assurance so there would be no directly related capital measure upon which to base the condition.

I agree that it is desirable to remove the ambiguity from the capital growth condition as it exists currently and that it is necessary to establish a measure which also works in the new structure.

In commenting on the MEP, it is noted that the various possible legal interpretations of the elements of the MEP could have led to different arrangements being established to clarify the capital growth condition.

The capital position of Standard Life has been, and that of Standard Life Assurance will be, subject to many influences. Notwithstanding the different capital structures which will apply before and after the Effective Date, one of the main determinants in the developing capital position is the rate of investment return earned on the assets. Accordingly, I believe that replacing the capital growth condition with a clearly defined investment growth condition is an appropriate measure to use.

I have reviewed the calculations underlying the various rates of future investment returns that will trigger when payments are to be made and also the amount of such payments. I am satisfied that these have been carried out correctly using reasonable assumptions as to how the capital position of Standard Life would have developed. I am satisfied that the payments under the revised MEP which can be expected in particular circumstances are within the range of those that could reasonably have been expected in similar circumstances to have been paid by Standard Life had it continued to operate as a mutual, open to new business.

Accordingly, I conclude that the proposed restatement of the MEP is fair to policyholders who are eligible for payments and maintains an equitable balance between the interests of policyholders who could potentially benefit from the MEP and all other policyholders.

Loss of membership rights and allocation of shares

By approving the Main Scheme and the flotation, Eligible Members will effectively be giving up their membership rights in Standard Life. In return they will receive shares or, in the case of Eligible Members who are not resident in a Permitted Country, cash. The aggregate value of the compensation which will be distributed to all Eligible Members will be equivalent to the value of Standard Life (disregarding the new capital being raised).

Policyholders effecting with profits investments after 30 March 2004 will generally not qualify as Eligible Members. These policyholders were aware of the potential for demutualisation and, in particular, this condition when they effected their policy with Standard Life. I do not consider it unreasonable that such policyholders will, broadly, not receive demutualisation entitlements. On 17 October 2005 Standard Life announced its intention to develop its demutualisation proposals and at the same time closed membership to new business.

The demutualisation entitlement will be based on an allocation of shares to each Eligible Member. The allocation for Eligible Members will consist of a fixed element plus, in most cases, a variable element. The fixed element can be considered as compensation for loss of voting rights and the variable element can be considered as taking into account the loss of the potential to share in all the surplus assets of Standard Life in the event of a wind-up.

It is expected that the fixed element will represent some 30% of the total shares allocated to Eligible Members.

I believe these proposals are fair to all Members and are consistent with the approach adopted in similar demutualisations.

The variable element is calculated by reference to with profits investments held at 30 March 2004 concurrent with Standard Life announcing its strategic review. I have reviewed the methods and calculations undertaken by Standard Life and, in my opinion, these result in a satisfactory and fair distribution to Eligible Members of the value created by demutualisation.

Standard Life has derived a calculation manual which translates the asset share allocations to readily available features of policies such as declared bonuses or fund value at 30 March 2004. I have reviewed the derivation of the factor tables and am satisfied that they fairly reflect the intentions of the original asset share process.

Eligible Members resident in Permitted Countries receive shares on demutualisation equal to their share allocation. However, there are certain practical arrangements included in the Main Scheme which in effect lead to certain categories of Eligible Member resident in Permitted Countries disposing of their shares on flotation. Canadian Eligible Members must actively elect to retain shares and Eligible Members for certain trust-based occupational pension scheme policies as a default will have their shares sold on flotation and the proceeds will be applied to fund benefit enhancements. For Eligible Members who are not resident in a Permitted Country, their demutualisation entitlement of cash will be funded through the issue of shares on flotation, equal in number to their share allocation. I am satisfied that these practical arrangements do not disadvantage the affected Eligible Members.

Standard Life has endeavoured through a number of communications to ensure that Eligible Members confirm their details and hence receive their demutualisation benefits. An Unclaimed Assets Trust is to be established and maintained for a period of 10 years to hold the shares or cash of those Eligible Members for whom Standard Life has not received confirmation of address, and any other required details, through a validation process. I believe the arrangements for holding the shares and cash of these Eligible Members are appropriate and fair.

Flotation

Determination of membership value

The general approach in identifying the components of value that will be transferred to the shareholder environment, in particular the subsidiary companies and cash flows, has been appropriate.

Flotation

The expected range of the offer price of the shares will be determined by the Board, and will reflect the embedded value of the in-force long term business, the value of subsidiary companies and other assets transferred to the shareholder environment under the terms of the Proposal, market sentiment generally at the time and an assessment of the market's view of the prospects of Standard Life plc, in particular. Standard Life has taken and continues to take appropriate advice on the above items.

I consider that the factors which the Board will take into account in making its decision are appropriate.

Post-flotation activities

It is expected that Standard Life, in conjunction with its investment banking advisers, will enter into customary arrangements to achieve an orderly aftermarket for the shares of Standard Life plc. Such arrangements are common practice on flotation and I do not believe that the adoption of them will have adverse consequences for Members.

Discounted offering to customers

It is intended that most customers of the Group will receive preferential terms in the flotation. It is also intended that employees of the Group will receive an allocation of free shares.

I would regard the extension of the offer of shares to customers and the allocation of free shares to employees in this manner as being in line with normal practice and would accordingly support this element of the Proposal. Although the precise terms have still to be determined by the Board, the range of options being considered will result in a dilution of value for Eligible Members that is, in my view, negligible and acceptable.

Miscellaneous matters

Maintenance of the With Profits Fund

The Main Scheme provides that once the With Profits Fund declines to £0.5 billion (adjusted for inflation) Standard Life Assurance may apply to the regulator for permission to discontinue the With Profits Fund and once the With Profits Fund declines to £0.1 billion (adjusted for inflation) the board of Standard Life Assurance may elect to cease to maintain the With Profits Fund.

In either event, the Main Scheme requires that all of the assets of the With Profits Fund (except those that are attributable to shareholders) should be applied to the benefit of remaining with profits investors. In my opinion, the proposed terms for the cessation of the With Profits Fund are appropriate.

Treatment of subordinated debt

The assets equivalent in value to the liabilities under the subordinated debt issued by Standard Life will be transferred to the Shareholder Fund. On the assumption that the bondholders agree, the liability to repay the debt will be allocated to Standard Life plc and guaranteed by Standard Life Assurance on a subordinated basis. I do not believe that the re-arrangement of the subordinated debt in this way has any detrimental effect on policyholders' interests.

Part 7

Facilitating terms

I believe that the terms included in the Main Scheme that facilitate any subsequent securitisation of any of the transferred business or any internal transfer are appropriate and are not detrimental to the interests of policyholders. Any such subsequent transaction will be subject to the relevant regulatory approval and due diligence.

Contingency arrangements and excluded policies

In the event that any of the transfer schemes in Jersey, Guernsey or Canada have not been approved by the relevant court or regulator or are otherwise not effective by the Effective Date, the relevant policies and liabilities will remain in Standard Life but, with the exception of the Canadian policies, will be reinsured to Standard Life Assurance until the relevant transfers take place. Similar arrangements apply to excluded policies. With respect to the Canadian policies:

- the Canadian Par Policies, Canadian Non-Par Policies and Canadian Structured Settlements will not have any reinsurance to Standard Life Assurance; and
- the Canadian Stacking Policies will have reinsurance to Standard Life Assurance in respect of liabilities not to be met by Standard Life Canada until the assumption reinsurance of the Canadian Stacking Policies takes place.

However, the Canadian policies and liabilities will have the benefit of an indemnity from Standard Life Assurance until the assumption reinsurance of these policies takes place (although the indemnity in respect of the Canadian Stacking Policies will continue after the assumption reinsurance takes place). Further, the Canadian policies (excluding the Canadian Non-Par Policies and most of the Canadian Par Policies) are currently reinsured to Standard Life Canada. The reinsurance of the Canadian Stacking Policies and the Canadian Structured Settlements will continue through the completion of the Canadian transactions. The non-participating portions of some Canadian Par Policies are reinsured to Standard Life Canada and this reinsurance will continue until the assumption reinsurance of such policies takes place.

I do not believe that any policyholder affected in this way will be disadvantaged. Nor do I believe that any transferring policyholder will be disadvantaged if, for whatever reason, the Jersey Scheme, the Guernsey Scheme or the Canadian Scheme of Transfer do not proceed.

Governance and compliance review

Responsibility for ensuring that Standard Life Assurance is properly managed and has appropriate systems and controls in place lies with the board of Standard Life Assurance. The Main Scheme requires that the board of Standard Life Assurance certify annually that the With Profits Fund has been managed in line with the terms of the Main Scheme and that the MEP has been operated in the terms of the Main Scheme. I believe this is an appropriate confirmation that the Main Scheme is being complied with.

In addition, Standard Life Assurance will establish a With Profits Committee consisting of two non-executive Directors plus a Chairman who will be a suitably experienced actuary who is independent of Standard Life Assurance. Furthermore, the With Profits Committee will have the right to retain external actuarial advice if it considers it appropriate.

Although the Main Scheme has been designed to provide protection to policyholders and limit the scope for discretionary powers to be applied, some discretion does remain and I am satisfied that the with profits governance regime proposed for Standard Life Assurance will provide adequate checks and balances to ensure that discretion is applied appropriately.

Conclusions

In summary, in my opinion:

- The effective financial strength of Standard Life Assurance will not be significantly different to that of Standard Life at the Effective Date and will be sufficient to ensure adequate security for the transferred policies.
- The benefit expectations of with profits investors will not be adversely affected by implementation of the Main Scheme.
- Implementation of the Main Scheme will not adversely affect the fair treatment of policyholders.
- The restatement of the MEP is fair to all policyholders.
- The proposals for the compensation of Eligible Members for the loss of their membership rights, and the proposals for the raising of additional capital, are fair.

M Arnold, FIA
Independent Expert

Part 7

Part 8
Information on the Group

This section tells you more about the activities of the Group and contains certain financial information.

Operational performance and strategy

Strategic review and demutualisation

In the early part of 2004, we initiated a strategic review of our business. The strategic review was wide-ranging and examined all of our businesses, both in the UK and overseas.

Based on the conclusions of the strategic review, the Board decided that it would be in the best interests of Members, policyholders and the business for Standard Life to work towards demutualisation and flotation. The main reasons to demutualise and float are to unlock value for Eligible Members, reduce the risks to which with profits investors are exposed and to provide access to external equity capital.

Repositioning achievements and ongoing transformation

The strategic review assessed the potential for operational and financial improvements in the business. Since then a number of key steps have been implemented to reposition the Group to secure a platform for profitable growth. The last two years has seen significant financial improvement. In order to illustrate this, we have shown the key financial results below on the basis that Standard Life had been a company owned by shareholders:

- Group EEV (a term which is explained in the section below headed 'European Embedded Value') has increased to £3,744 million at 31 December 2005 from £2,964 million at 31 December 2004.
- New business contribution increased to £33 million for the 12 months ended 31 December 2005 ("FY 2005") from a loss of £132 million for the 13.5 month period to 31 December 2004 ("FY 2004").
- Profit/loss before tax attributable to shareholders and minority interest has moved to a profit of £152 million for FY 2005 from a loss of £340 million for FY 2004.

The following factors have made a substantial contribution to these results:

- targeting more profitable market segments;
- changing the commission structure on certain UK life and pensions products;
- reducing costs, primarily through the elimination of over 3,000 jobs; and
- focusing all our businesses on profit generation.

Alongside these achievements the financial strength of the Group has improved. The Directors believe that the results demonstrate that Standard Life has made significant progress towards the operational repositioning of the business.

The Board is committed to continuing this business transformation. It believes that this will be best supported through the structural changes which the Proposal, if implemented, will bring about. Importantly, the Directors believe that it will enable the Group to capitalise on its strengths to create value for the future owners of the business.

The Group's strategy

Key strengths

The Directors believe that the key strengths which will enable Standard Life to deliver its strategy are as follows:

- **Our customers** – we have approximately 7 million customers worldwide, ranging from private individuals to large corporate clients.
- **Our brand** – the "Standard Life" name is a long-standing and well recognised life assurance and pensions brand in the UK and is well known in Canada. The Group has a strong reputation among financial intermediaries and our brand is associated with high quality service.
- **Our position in our core markets** – Standard Life is an established financial services provider in the UK and Canada with particular strength in the products and distribution channels relating to savings and investments:
    - we provide an extensive range of financial products and services to consumers which are aimed at meeting their financial requirements throughout their lives;
    - we have a product range that is known for its breadth and design, and the innovative features that are built into a number of our products;
    - we have a leading position in retirement provision;
    - we have a strong distribution capability through independent channels. We also use other distribution channels (including agents, other financial intermediaries and corporate partners, direct sales and e-commerce);
    - we are recognised for the high quality of our customer service and for providing consistent, reliable and responsive service; and
    - we have integrated IT platforms as a result of significant investment in the development of our systems.
- **Our investment management capability** – Standard Life Investments has established itself as an investment manager with a reputation for delivering strong investment performance. It attracts a significant proportion of its business from third party institutions and retail investors.
- **Our international presence** – Standard Life has developed operations in selected key overseas markets.

Strategy

Our objective is to create a leading savings and investment business which we believe will create sustainable increases in value for shareholders and customers. The key elements of our strategy are:

- **Develop valuable customer relationships** – we aim to be the provider of choice for our customers throughout their lifetime. We will focus on retaining existing and attracting new customers through the quality of our products and services.
- **Exploit the strengths of the Standard Life brand** – we will use the strengths of our brand and the quality of our products to help us achieve deeper and longer-lasting customer relationships.
- **Enhance our position in our core markets and develop our presence in the key overseas markets we have selected** – we intend to grow our operations in the UK and Canada and the other mature markets in which we operate, and to develop in the Asian markets where we are already established.
- **Build on and diversify our distribution strength** – we will strengthen and develop our position in existing distribution channels and open up new distribution channels using technology, where appropriate.
- **Extend our operational capabilities** – we will increase our ability, including through the use of technology, to offer more flexibility and a greater range of investment options.
- **Leverage our investment management expertise** – we will build on our successful track record to grow our funds under management for both internal and third party clients.
- **Effective capital utilisation and risk management** – we will use our capital effectively by focusing on products which offer higher margins and are less capital intensive, and which reduce our exposure to investment risk.
- **Drive profit and value** – we will focus on profitability through careful targeting of products to our customers. We will also continue to reduce our unit costs through process improvements, implementation of operational efficiencies and the effective use of technology. This will enable us to deliver shareholder value.

The Directors believe that carrying out the Proposal will facilitate their ability to pursue this strategy successfully. The associated business risks will be assumed by shareholders, who will also be one of the future providers of capital to support the continued implementation and development of the strategy.

Overview of Standard Life's businesses

Standard Life is a financial services group whose principal activities consist of the provision of life assurance and pensions, investment management, banking and healthcare insurance products. We use the "Standard Life" name to promote, market and sell financial products in these sectors.

Today we are one of the largest life insurance groups in the UK, with net earned premiums (£3.5 billion) and deposits received under investment contracts (£6.9 billion) totalling £10.4 billion for FY 2005 and total funds under management for Standard Life Investments of £119 billion as at 31 December 2005. Standard Life intends to be a leader in savings and investments using its strengths to take advantage of significant change in its key markets and to create sustainable increases in value for shareholders and customers.

Life assurance and pensions

We have a significant position in the UK life assurance and pensions market having written £908 million of new business annual premium equivalent ("APE") in 2005, representing a market share of 8.4%. The principal distribution channel for life assurance and pensions products in the UK is Independent Financial Advisers ("IFAs"). We have a strong position in this sector of the market with a market share of 11.1% of new business APE written through IFAs in 2005. In addition, we are the fourth largest life assurance and pensions provider in Canada, with new business APE of £184 million in 2005.

We also have life assurance and pensions operations in Germany, Ireland and Hong Kong, and interests in life assurance and pensions joint ventures in India and China.

Investment management

Our investment management business is principally operated by Standard Life Investments, which manages assets for both the Group and third parties. Third party funds under management have grown from £5.3 billion in 1998 to £28.1 billion as at 31 December 2005.

Banking

Our banking business is operated by Standard Life Bank, which offers a range of mortgages and savings products. Standard Life Bank had mortgage balances under management of approximately £10.6 billion as at 31 December 2005. Approximately £4.2 billion of the funding for Standard Life Bank's business was via Standard Life Bank's retail savings book, with the balance of funding from borrowing in the financial markets as well as by capitalising on its high quality mortgage book by means of its ongoing securitisation programme.

Healthcare insurance

Our UK healthcare and private medical insurance business is operated by Standard Life Healthcare with in-force premiums of £191.5 million and 411,000 lives insured as at 31 December 2005. It has recently expanded through the acquisition of the private medical insurance ("PMI") business of FirstAssist Group Limited ("FirstAssist") which completed in March 2006. Standard Life Healthcare is now one of the largest private medical insurers in the UK.

Financial information

Change of the year-end reporting date

We changed our financial year-end reporting date during 2004 from 15 November to 31 December. As a result, the financial information for 2004 included in this section, unless otherwise noted, shows results for the 13.5 month period ended 31 December 2004 while FY 2005 shows results over 12 months.

We highlight below three commonly used performance measures for the Group namely APE, European Embedded Value ("EEV") and International Financial Reporting Standards ("IFRS") accounting basis.

Insurance, retail investment and institutional funds new business

New business sales for life assurance and pensions and other insurance business are expressed as APE. APE equals the total of new regular premiums plus 10% of single premiums received during the applicable period.

Retail mutual fund sales relate to sales of investment products offered through open ended investment companies ("OEICs") or as unit trusts, either directly or through an ISA wrapper. Mutual funds are managed by Standard Life Investments and are included as part of the third party funds under management shown in the table in the following section.

Institutional and other sales include the management of investment portfolios for corporate and public sector clients, for example managing the assets of pension schemes.

The following table shows insurance APE by geographic segment as well as product line in the UK for the Group for the periods presented. Investment sales are shown on a gross sales basis. We have also included comparative data for the 12 months ended 31 December 2004 ("Calendar 2004"):

Insurance APE	APE		
	FY 2005 12 months £ million	Calendar 2004 12 months £ million	FY 2004 13.5 months £ million
UK insurance:			
Individual pensions	135	248[4]	277
SIPP[1]	127	36	39
Group pensions	403	375[4]	416
Investment (TIP & PPIP)[2]	93	54	64
Investment bonds	112	80	95
Annuities	30	37	43
Protection	6	14	16
Other	2	12	13
UK life and pensions	908	856	963
Standard Life Healthcare	20	29	33
UK insurance	928	885	996
European and other insurance[3]	126	253	274
Canadian insurance	184	157	173
Total worldwide insurance	**1,238**	**1,295**	**1,443**

(1) "SIPP" means self invested personal pensions and includes drawdown facilities.
(2) "TIP" means trustee investment plans and "PPIP" means personal pension investment plans.
(3) Includes premiums from branch operations in Germany (which also writes business in Austria), Ireland and operations in Spain (Spanish operations were sold in October 2005) as well as in Hong Kong, India and China.
(4) Figures have been restated since the February 2006 New Business Announcement to reflect more accurate extraction of Calendar 2004.

Investment gross sales	Gross sales		
	FY 2005 12 months £ million	Calendar 2004 12 months £ million	FY 2004 13.5 months £ million
Retail mutual funds			
UK	605	324	364
Canada	324	182	204
Total retail mutual funds	929	506	568
Institutional and other funds	4,988	1,467	1,785
Total worldwide investments	**5,917**	**1,973**	**2,353**

Insurance APE

On an APE basis, total worldwide insurance new business decreased by 14% to £1,238 million for FY 2005 compared to £1,443 million for FY 2004. When compared to Calendar 2004, the reduction in APE was 4% from £1,295 million to £1,238 million. The decrease was primarily due to exceptionally strong sales in Germany at the end of 2004, in advance of tax changes which became effective 1 January 2005 and which consequently depressed sales in FY 2005.

Sales of UK life and pensions products on an APE basis decreased by 6% to £908 million in FY 2005 compared to £963 million for FY 2004, although when compared to Calendar 2004 APE increased by 6% in FY 2005. Overall there was a shift from regular to single premium business with an increase in single premium business of 23% and a reduction in regular premium business of 7% between FY 2005 and Calendar 2004 consistent with our strategy to reposition our business.

Part 8

In the UK, sales of individual pensions on an APE basis fell by 51% in FY 2005 compared to FY 2004. The decline followed the reduction in commission rates paid to IFAs on these products. This decline was offset in part by sales of SIPP which, on an APE basis, increased by 226% to £127 million in FY 2005 from £39 million in FY 2004 after its introduction in the last quarter of 2004. Investment bonds APE increased by 18% to £112 million in FY 2005 from £95 million in FY 2004 as a result of enhancements to make these products more attractive by offering a wider selection of investment options and making pricing changes which were all in line with the stated repositioning plan. Group Pensions APE decreased 3% to £403 million in FY 2005 from £416 million in FY 2004. However, when compared to Calendar 2004 this increased by 7%.

European APE was exceptionally high in FY 2004 as a result of a one-off surge in new business in Germany at the end of 2004, which preceded tax changes that became effective on 1 January 2005. This resulted in a significant decline in new business in FY 2005 compared to FY 2004.

Canadian APE increased by 6% in FY 2005 compared to FY 2004 and increased 17% in FY 2005 (11% in local currency) when compared to Calendar 2004. The increase was due to strong Group Annuity sales in 2005 with a number of large contracts being secured in the latter part of the year.

Investment gross sales

Retail mutual funds gross sales in the UK for FY 2005 increased by 66% to £605 million compared to £364 million for FY 2004. Mutual funds sales in 2004 were lower across the industry following three years of weak stock market returns, but recovered in 2005 due to improved investment performance.

Gross sales of retail mutual funds in Canada increased by 59% to £324 million in FY 2005 when compared to FY 2004 mainly due to the recovery of the financial markets.

Institutional and other funds gross sales in FY 2005 increased by 179% to £4,988 million compared to £1,785 million in FY 2004. This increase was primarily due to strong sales in both UK institutional funds, which reached £2,350 million, an increase of 179% from FY 2004, and UK Triple A Money Market Fund which increased by 200% to £1,925 million in FY 2005 compared with £641 million in FY 2004.

Assets under management

The following table shows Standard Life Investments' assets under management:

	As at 31 December 2005 £ billion	As at 31 December 2004 £ billion
Assets under management:		
Group	91	78
Third party	28	18
Total	119	96

Standard Life Investments' assets under management rose by 24% to £119 billion at 31 December 2005 from £96 billion at 31 December 2004. This increase reflected strong retail sales, new institutional mandates and strong equity markets over the period.

European Embedded Value

EEV measures the value of the net assets plus the expected future profits from a life assurance and pensions business to its owners. The embedded value of the Group has been calculated in accordance with the EEV principles and guidance issued by the CFO Forum. The CFO Forum represents the chief financial officers of major European insurers and it believes that its EEV principles have improved the quality and consistency of supplementary reporting in the life sector.

The EEV of the Group has been calculated as though the Group had operated under the post-demutualisation structure over the period from 16 November 2003 to 31 December 2005. It has been calculated on the basis that demutualisation occurred at the end of 2005 but excludes the impact of the £1.1 billion of net new capital that is expected to be raised upon flotation. The EEV includes the net assets of the businesses that will be owned by shareholders of Standard Life plc following demutualisation plus the present value of future profits expected to arise from in-force long-term insurance policies where these future profits are attributable to shareholders under the Main Scheme.

The table below presents the risk discount rates used to discount the future profits attributable to shareholders from the in-force business of the Group's principal geographic segments as of the dates shown. (Note that for some geographic areas lower risk discount rates have been used to calculate the New Business Contribution).

	As at 31 December 2005	As at 31 December 2004	As at 15 November 2003
UK	7.62%	8.37%	8.92%
Europe	7.02%	7.80%	8.64%
Canada	6.52%	7.13%	7.66%

The table below shows the summary consolidated balance sheet of the Group on an EEV basis.

	As at 31 December 2005 £ million	As at 31 December 2004 £ million	As at 15 November 2003 £ million
Covered Business[1]:			
Present value of in-force:[2]			
- UK	2,399	1,955	1,633
- Europe and other	303	312	145
- Canada	406	198	148
Time value of options and guarantees ("TVOG")[3]			
- UK and Europe	(200)	(170)	(159)
- Canada	(19)	(14)	(14)
Total value of in-force	2,889	2,281	1,753
Net assets[4]	712	606	1,054
Total EEV of Covered Business	3,601	2,887	2,807
Net assets of Non-Covered Business[5]			
Investment management	105	71	57
Banking	284	260	275
Healthcare and general insurance	73	72	75
Other[6]	128	96	147
Pension fund deficit[7]	(228)	(248)	(221)
Mark to Market of subordinated debt[8]	(219)	(174)	(122)
Total Group EEV[9]	3,744	2,964	3,018

(1) The Standard Life Group's "Covered Business" is the business of its life assurance and pensions operations in the UK, Europe, Canada and Asia as well as the present value of future profits and losses from Standard Life Investments, arising on transactions Standard Life Investments conducts with the life assurance and pensions business to the extent they relate to Covered Business. The operations of Asia have been included in the EEV at IFRS net asset values. In determining future expenses in relation to Covered Business no allowance has been made in the EEV or the value of new business for any allocation of corporate centre costs (£58 million for FY 2005 and £38 million for FY 2004).

(2) The present value of in-force Covered Business represents the present value of future cash flows attributable to shareholders. It has been calculated allowing for the economic and non-economic risks inherent in the Covered Business, in respect of which the assumptions may vary from year to year. It is shown in this table net of the cost of capital.

(3) Under EEV methodology, an allowance for the TVOG is required where a financial option exists which affects policyholder benefits and is exercisable at the option of the policyholder. The minimum guaranteed returns of certain of the Group's unitised with profits contracts are examples of such guarantees.

(4) Net assets of Covered Business represent assets held to cover any capital requirements plus any free surplus. These assets mainly arise within Canada.

(5) Net assets of the Non-Covered Business are stated on an IFRS basis unless otherwise stated.

(6) "Other" includes the net assets of the other non life and pensions subsidiaries in FY 2005 of £73 million (FY 2004 £96 million), plus an additional £55 million of assets set aside in 2005 as a consequence of the acquisition of the PMI business of FirstAssist which completed in March 2006.

(7) The pension fund deficit reflects the accounting value (IAS19) of the deficit in the Group's final salary pension schemes, adjusted for self-invested assets in Canada which are not admissible under IFRS and liabilities already recognised within the Canadian EEV.

(8) This adjustment represents the difference between the market value of the subordinated debt and the IFRS valuation, net of deferred taxation. As the market value exceeds the IFRS valuation this reduces EEV. Under the Main Scheme, the subordinated debt will be transferred to Standard Life plc at the IFRS valuation together with assets equalling this amount.

(9) The opening and closing EEV numbers for Covered Business are presented net of tax which Standard Life expects to pay following demutualisation as a proprietary company rather than as a mutual. The tax deducted has been reduced to take into account transfers to shareholders from unallocated surplus which it is considered can be made without incurring tax and has been assessed on the basis of the current tax law, the current Finance Bill, HM Revenue & Customs practice and the provisions of the Main Scheme. The tax deducted also takes into account the risk of markets moving adversely in the future which would reduce the amount that can be so transferred to shareholders.

Group EEV increased by £780 million from £2,964 million as at 31 December 2004 to £3,744 million as at 31 December 2005. An analysis of this movement is provided in the table below which sets out selected financial information from the Group's EEV profit & loss account for FY 2005 and FY 2004. It shows operating profits/(losses) for the Covered Business, for the Non-Covered Business and from variations in market and economic conditions. In addition to movement in profits set out in the table below, the Group EEV also benefited from positive foreign exchange movements of £110 million during FY 2005 (FY 2004 negative £45 million) mainly in respect of Canada and positive capital movements (capital transferred out of the With Profits Fund for investment in subsidiaries including £55 million of assets set aside as a result of the acquisition of the PMI business of FirstAssist) totalling £135 million (FY 2004 negative £57 million). In line with the EEV approach, these movements are not reflected in the profitability statement.

The table below shows the Group Profitability on an EEV basis.

	FY 2005 12 months £ million	FY 2004 13.5 months £ million
Covered Business:		
Group new business contribution	33	(132)
Expected return on in-force business	341	338
Experience variances	43	67
Operating assumption changes(1)	37	7
EEV operating profit before tax	454	280
Non-Covered Business:		
Investment management(2)	24	9
Banking	15	(13)
Healthcare and general insurance	7	(1)
Other(3)	(105)	(95)
EEV operating profit before tax	395	180
Long term investment return and tax variances(4)	231	61
Movement of TVOG	(44)	(16)
Effect of economic assumption changes(5)	232	(16)
Movement in pension scheme deficit	19	(34)
Movement in value of subordinated debt	(63)	(75)
EEV profit before tax	770	100
Attributed tax	(235)	(52)
Total EEV profit after tax(6)	535	48

(1) Operating assumption changes includes maintenance cost improvements of £339 million in FY 2005 and £144 million in FY 2004, largely offset by the impact of mortality reserve strengthening of £291 million in FY 2005 and £128 million in FY 2004. The strengthening mainly relates to annuities.

(2) Investment management profits are shown on an IFRS basis but exclude investment management profits and losses attributable to the life and pensions business which are captured in the results of the Covered Business.

(3) "Other" includes corporate centre costs (£58 million for FY 2005 and £38 million for FY 2004), the net interest on the subordinated debt (£28 million for FY 2005 and £25 million for FY 2004) and net losses from other non life and pension Group companies including mutual fund companies (£19 million for FY 2005 and £32 million for FY 2004).

(4) Long term investment return and tax variances measure the impact on EEV profits arising from the differences between actual investment returns and tax experienced over the period and those assumed at the start of the year. The most significant areas of variation arose from better than expected stock market performance of equity investments and changes in government bond yields in 2005.

(5) Effect of economic assumption changes includes changes to expected returns on assets and future inflation. These are set by reference to market conditions, and so may change from period to period.

(6) All of the movements in the embedded value, including the new business contribution, are presented on the basis that full shareholder tax is payable. This is consistent with Standard Life's expectations for business sold after demutualisation. However, for surplus emerging after demutualisation from business in the With Profits Fund, shareholder tax is not expected to be payable for a period of years following demutualisation as a result of the transfers that it is considered can be made to shareholders without incurring tax as referred to in Note 9 above.

EEV operating profits for the Group's Covered Business comprised:

- profits generated by writing new business;
- profits expected from the existing business, based on the assumptions used at the start of the year;
- the impact of actual surrenders, lapses, deaths and expenses experienced during the year being different to those expected at the start of the year; and
- the impact of changing operating assumptions applied to future years.

EEV profit after tax increased to £535 million in FY 2005 from £48 million in FY 2004. This increase was driven by improvements in operating profits of £215 million, positive variances in respect of long term investment return and tax of £170 million (linked to strong returns on global stock markets and growth in fixed interest market values during FY 2005) and economic assumption changes of £248 million. These economic assumption changes mainly relate to changes in the Canadian best estimate valuation basis and reductions in the risk discount rates partially offset by the impact of lower investment return assumptions. The resulting positive effect of these contributions was reduced by the related increase in the tax charge of £183 million.

The movement in the TVOG in the UK and Europe is principally as a result of the reduction in the yield on the bonds matching guaranteed with profits liabilities, increasing the potential cost of these guarantees.

Covered Business EEV operating profit before tax is further analysed below:

	FY 2005 12 months £ million	FY 2004 13.5 months £ million
UK	272	92
Europe and other	51	110
Canada	131	78
Covered Business EEV operating profit before tax	454	280

EEV operating profit for Covered Business increased by 62% in FY 2005 to £454 million from £280 million in FY 2004 principally due to improved new business profitability and reduced costs. This improvement was particularly marked in the UK, which had an operating profit of £272 million in FY 2005 compared to £92 million in FY 2004. The increase was mainly due to improved new business contribution ("NBC") as the profitability of the underlying products sold rose due to significant reductions in acquisition costs and a shift in the product mix. Increased profits in the UK were also attributable to a fall in renewal expenses with a corresponding operating assumption that these would remain lower in future. Offsetting these increases were reductions to profits due to increased annuity reserves reflecting the assumed increase in life expectancy of policyholders, and an increase in predicted lapse rates.

The reduction in operating profit in FY 2005 for Europe and other from £110 million in FY 2004 to £51 million was due to the high level of profits which were generated in Germany in FY 2004. This was primarily driven by exceptionally high new business volumes in 2004 in advance of tax changes which became effective on 1 January 2005 and which increased NBC to EEV. This large increase in volumes also reduced unit costs which positively impacted Group EEV operating profit assumption changes in FY 2004.

Canada also increased its EEV operating profit by 68%. This improvement was mainly attributable to reduced expenses reflected in operating assumption changes in FY 2005.

The table below shows the NBC before tax and after allowing for the cost of capital for the Group by geographic area for FY 2005 and FY 2004. This is included within the Covered Business EEV operating profit analysis shown in the above table.

	FY 2005 12 months £ million	FY 2004 13.5 months £ million
UK	27	(151)
Europe and other	8	30
Canada	(2)	(11)
Group new business contribution	33	(132)

Profitability of the Group's new business improved from a loss of £132 million in FY 2004 to a profit of £33 million in FY 2005. The increase in the UK of £178 million reflects the repositioning to restore the underlying profitability of existing products. In Europe and other, the reduction in NBC reflected the exceptionally high levels of new business and related profits in Germany in FY 2004. The NBC in Canada was adversely affected by a line of products that have now been re-priced and which generated significant losses in FY 2005 of £36 million (FY 2004 £28 million).

Historical Financial Information ("HFI")

The Historical Financial Information is a representation of the accounting results of the Group as though the legal arrangements set out in the Main Scheme had applied to such results. The HFI is based on the consolidated annual financial statements prepared for Standard Life, which for FY 2005 and FY 2004 have been prepared under IFRS in line with changes to the UK financial reporting framework. Those financial statements were audited and are available for inspection. Details of how they can be viewed are set out in the section headed 'Documents on display' in Part 9. In preparing the HFI, those audited financial statements have been adjusted to reflect the terms of the Main Scheme and any adjustments required to the underlying financial records in order to illustrate the financial result that would have been attributable to shareholders if Standard Life had operated as a shareholder-owned company during the two accounting periods.

The profit or loss attributable to shareholders reported in the income statement comprises five components:

(a) the transfer of assets between shareholders and policyholders that would have arisen under the Main Scheme in respect of the UK and Irish unitised with profits and non profit business. These transfers are based on amounts reported in the regulatory returns and therefore exclude any deferral of acquisition costs;

(b) the recharge in respect of business written in the German branch;

(c) the profits attributable to the operating subsidiaries which, under the Main Scheme, will transfer to the Shareholder Fund or Non Profit Fund;

(d) the amount by which the return on the assets backing the subordinated debt exceeds or is less than the coupon paid; and

(e) in relation to annuities, the amount attributable to shareholders will be the profit or loss resulting from the difference between actual mortality experience and the mortality reserving assumptions used to determine the reinsurance premium received by Standard Life Investment Funds from the With Profits Fund.

The sources of cash for shareholders are very similar to the components above, as Standard Life plc's income is expected to comprise principally of dividends from its operating subsidiaries including Standard Life Assurance. These will be based on the distributable profits of the subsidiaries subject to any requirements to hold extra capital to meet regulatory requirements.

Standard Life's FY 2003 and FY 2004 annual financial statements were prepared in accordance with UK Generally Accepted Accounting Principles ("UK GAAP"). As a result of changes to the UK financial reporting framework, the 2005 annual financial statements were prepared in accordance with IFRS; these financial statements included restated 2004 comparatives. Going forward, the Group financial statements will continue to be presented under IFRS and, accordingly, the summary information presented below is only under IFRS.

The table below shows a summary income statement on an HFI basis:

	HFI IFRS	
	FY 2005 12 months £ million	FY 2004 13.5 months £ million
Net earned premiums	3,516	4,255
Net investment income	14,377	9,892
Fee and commission income	360	296
Other income	153	134
Total revenues	18,406	14,577
Net insurance claims and changes in other policyholder liabilities	15,503	12,219
Operating and administrative expenses	2,150	2,348
Total expenses	17,653	14,567
Finance costs	109	80
Profit/(loss) before tax	644	(70)
Income tax expense attributable to policyholder returns	(492)	(270)
Profit/(loss) before tax attributable to shareholders and minority interest	152	(340)
Tax attributable to shareholder profits	(39)	(83)
Profit/(loss) for the period	113	(423)
Profit attributable to minority interest	83	33
Profit/(loss) attributable to shareholders	30	(456)

The profit attributable to shareholders improved by £486 million to £30 million in FY 2005, principally due to reduced losses within the UK life and pensions business, and the German life and pensions business moving to a profit from a loss in FY 2004. An analysis of the geographic areas is shown in the next table.

Net earned premiums consist of premiums received in relation to life and pensions products including with profits business, but exclude premiums received on contracts such as unit linked bonds and certain pension contracts, which are classified as non participating investment contracts under IFRS and are therefore not recognised in the income statement. The decrease in FY 2005 related primarily to the shift in underlying business away from with profits business to unit linked products. Income earned on non-participating investment contracts increased by 16.1% in FY 2005.

Net investment income increased due to growth in underlying asset values reflecting market movements and the effect of investing new business premiums.

Fee and commission income principally comprises charges on investment contracts and fees earned by our investment management business. The latter increased due to the underlying increase in asset values on which fees are earned and strong growth in third party assets under management, as described in the section above headed 'Assets under management'. Investment contract charges increased due to the underlying increase in asset values and growth in investment business.

Other income comprises general business income, and investment management charges received (FY 2005 £54 million, FY 2004 £48 million) plus income arising from associates and joint ventures (FY 2005 £99 million, FY 2004 £86 million).

The increase in net insurance claims paid and changes in other policyholder liabilities was primarily driven by increases in reserves reflecting the increased value of policyholder assets due to new business received and growth in investment values.

Operating and administrative expenses declined in FY 2005 to £2,150 million from £2,348 million in FY 2004. Commissions paid to intermediaries reduced significantly, reflecting the decision in the UK to reduce these on certain product lines and to focus on lower commission based products and distribution, and the reduced volumes of new business in Germany. Staff costs also reduced as a result of management actions to lower headcount.

Finance costs increased primarily because of the issue of further subordinated debt of £265 million in 2005 and a full year's interest cost on subordinated debt issued in 2004.

The increase in profit attributable to minority interests which relate to policyholder assets from £33 million in FY 2004 to £83 million in FY 2005 can be attributed to the improved performance of a number of investment funds with external investors, such as the Standard Life European Private Equity Trust plc.

Set out below is a high level summary of the profit/(loss) before tax attributable to shareholders and minority interests analysed by certain of the Group's business and geographic areas:

	HFI IFRS	
	FY 2005 12 months £ million	FY 2004 13.5 months £ million
Life assurance and pensions:		
UK(1)	(141)	(359)
Europe and other	73	(153)
Canada	154	165
Profit/(loss) before tax – L&P operations including minority interests	86	(347)
Investment management	44	21
Banking	15	(13)
Healthcare and general insurance	7	(1)
Profit/(loss) before tax attributable to shareholders and minority interests	152	(340)

(1) UK life assurance and pensions profits includes profits in relation to minority interests of £83 million in FY 2005 and £33 million in FY 2004.

The loss in FY 2004 of £340 million moved to a profit of £152 million in FY 2005 principally due to the sharp reduction in losses in the Group's UK life assurance and pensions business, a move to profitability of banking and of the Group's German life and pensions business, and significant increase in profits in investment management.

The operating loss in the UK and the profits and losses in the European and other life and pensions businesses reflect the defined cash flows to shareholders under the Main Scheme. The profits include both margins from the in-force policies and new business strain, the latter being the excess of costs over margins on new business. Losses in the UK have been adversely affected by the significant increases in annuity reserves in FY 2004 (£170 million) and FY 2005 (£193 million). The reduced loss in the UK in FY 2005 was primarily due to reduced commissions and expenses and increased management charges reflecting higher assets under management. The improvement in Germany reflected reduced new business expenses together with charges from business written in the previous year.

Under the Main Scheme, Standard Life's subordinated debt, together with appropriate matching assets, will be allocated to shareholders. The operating loss in the UK includes the net interest expense of the subordinated debt of £28 million in FY 2005 and £25 million in FY 2004.

Pro forma financial information

In addition to the HFI, we have separately prepared Pro forma financial information for FY 2005. The unaudited Pro forma income statement presents the consolidated income statement as presented in the HFI but is then adjusted to reflect the profit that would have arisen had the Main Scheme as well as the anticipated post-demutualisation capital and debt structure been in place as at 1 January 2005. These adjustments impact the Group's UK and European life assurance and pensions business results. This Pro forma financial information is prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation. It does not, therefore, represent Standard Life Group's actual financial position or results.

	PRO FORMA FY 2005 12 months £ million
Profit for the period attributable to shareholders per HFI	30
Pro forma adjustments:	
Deferral of acquisition costs	157
New business reserving strain	(55)
Investment return on flotation proceeds	33
Pro forma profit for the period attributable to shareholders	165

Deferral of acquisition costs

In the HFI, a component of shareholder profit is represented by the transfer of cash or other assets to the Non Profit Fund, calculated in accordance with the formula defined in the Main Scheme. These cash flows are based on the amounts reported in the regulatory return and therefore exclude any deferral of acquisition costs.

Following demutualisation, virtually all new business will be written in the Non Profit Fund for the benefit of shareholders, who will be entitled to all elements of profit arising on this business. Profits attributable to shareholders on all new business written after demutualisation will reflect the deferral of acquisition costs. The adjustment shown in the Pro forma financial information reflects the deferral of acquisition costs that would have been attributable to shareholders had the new business in 2005 been written in the Non Profit Fund.

New business reserving strain

The reserving strain arising from new unitised with profits business (excluding increments) will change post demutualisation. This business will then be written in the Non Profit Fund, and will therefore be attributable to shareholders. The new business strain of £55 million is based on the reserves included in the 2005 regulatory return, which was prepared on the basis of the current group structure.

Investment return on flotation proceeds

An element of the flotation proceeds will be used to support the capital adequacy of the Group. An amount of £800 million of the proceeds will be used within the Group for capital adequacy purposes. The Pro forma statement includes additional investment income of £33 million to reflect a return of 4.18%; the rate of return achieved on gilts during the period. The return on the remaining expected flotation proceeds of £250 million (after the payment of £50 million to the UK Standard Life Staff Pension Scheme) is not shown in the Pro forma income statement and would have been £10 million before tax based on the rate of return of gilts (4.18%).

Financial strength

The proposal results in the transfer of a number of assets to Standard Life plc and also allocates much of the value of in-force business from with profits investors to shareholders. These structural changes reduce the capital resources of the life company and reduce the working capital available to with profits investors going forward. However, the Main Scheme contains mechanisms whereby the value of the in-force would not be transferred out of the With Profits Fund if needed to maintain the strength of the fund. The time value of options and guarantees included in the EEV reflects the potential costs to shareholders of providing this support to the With Profits Fund.

A description of the mechanisms built into the Main Scheme to maintain the security of the policyholders is set out in Part 4. In addition, the summary With Profits Actuary report in Part 7 provides information relating to financial strength and the security of policyholder benefits. A summary of this report is given in Part 7 and details of where you can inspect a copy of the full report are given in the section headed 'Documents on display' in Part 9.

Rating

Standard & Poor's published on 24 January 2006, a stable outlook on the insurer financial strength rating of Standard Life. The announcement commented that a demutualisation that raised sufficient new equity capital to maintain capital adequacy would remain supportive of that rating. On this basis and on the basis of preliminary discussions with Standard & Poor's, the board of Standard Life expects the ratings on Standard Life (its expected successor Standard Life Assurance) and Standard Life Bank to be unchanged by a successful demutualisation. A press release from Standard & Poor's shall be issued with regard to Standard Life's ratings.

Moody's said that it is likely that an A1 Insurance Financial Strength Rating will be assigned to the principal new operating company, Standard Life Assurance, subject to the successful demutualisation and listing of Standard Life plc. Moody's added that the proposed demutualisation brings a number of positive benefits to the Group such as improved Group capitalisation and financial flexibility and reduced financial leverage, which supports the Group's ongoing repositioning of its UK life & pensions business. Moody's are going to review Standard Life Bank's deposit ratings for possible downgrade. A press release from Moody's shall be issued with regard to the Bank review.

Standard Life welcomes the views of both rating agencies. However, a rating is a statement of opinion, not a statement of fact or a recommendation to exchange, buy, sell, or hold any particular security, including the Ordinary Shares. Such ratings do not comment as to the market price or suitability for a particular investor. There can be no assurance that a rating will be maintained for any given period of time or that a rating will not be lowered or withdrawn in its entirety.

Use of proceeds

At the time of Listing, Standard Life plc expects to raise approximately £1,100 million of new capital, net of costs and amounts used to fund payments of approximately £60 million of demutualisation entitlements to Eligible Members who are not resident in a Permitted Country on the SGM Date. Approximately £800 million of these proceeds will be held in shareholders' funds in our UK and European life assurance and pensions business, and is committed to support capital adequacy and the financing of new business. £50 million will be used to make an additional employer contribution to the UK Standard Life Staff Pension Scheme and the remaining £250 million will be used for Standard Life plc's general corporate purposes.

Dividend policy

The Directors' objective is to pay a progressive dividend which will take account of the long-term earnings and cash flow potential of the Group.

The Directors intend that the first dividend to be paid following Listing will be a dividend in respect of the period from Listing to 31 December 2006, payable in May 2007. This dividend is likely to represent one-half of the total dividend which the Directors would have expected to recommend for the year ending 31 December 2006 had Standard Life plc been listed throughout the year.

Thereafter, it is intended that an interim dividend will be paid in November and final dividends in May each year. The interim dividend is expected to represent approximately one-third of the expected total annual dividend. The ability of Standard Life plc to pay dividends will be dependent upon the availability of sufficient distributable reserves. The Directors may revisit the Group's dividend policy from time to time.

Part 9
Additional information

This section gives you more information about our Directors and the Group. At the end of this section is a list of the documents on display and the addresses where you can see them.

Directors

The Directors of Standard Life are set out below. Each of the Directors is expected to be a director of Standard Life plc when we demutualise.

Sir Brian Stewart – *Chairman*
Gerry Grimstone – *Deputy Chairman*
Kent Atkinson – *non-executive Director*
Lord Blackwell – *non-executive Director*
Sandy Crombie – *Group Chief Executive*
John Hylands – *executive Director*
Trevor Matthews – *executive Director*
Alison Mitchell – *non-executive Director*
Jocelyn Proteau – *non-executive Director*
Alison Reed – *Group Finance Director*
Keith Skeoch – *executive Director*
Hugh Stevenson – *non-executive Director*

Those Directors who are Eligible Members will be entitled to receive shares in Standard Life plc as their demutualisation entitlement if the Proposal is implemented. All the Directors will be entitled to apply for additional shares in the Preferential Offer and the Retail Offer. However, each of the Directors has waived any entitlement he or she may have to receive shares under the Proposal as an employee of Standard Life. The executive Directors will also be eligible to participate in the incentive plans described below. None of the Directors will receive any other benefits as a result of the Proposal.

The following sections provide a summary of the report of the Remuneration Committee for the 12-month period ended 31 December 2005 as it relates to our current Directors as well as certain additional information. The full report is available on our website at **www.standardlife.com**.

Remuneration policy

The Remuneration Committee of the Board determines the content of each executive Director's compensation package by reference to market practice for similar companies, current economic conditions, the earnings and benefits of Standard Life's employees and the individual's contribution to Standard Life's performance.

Remuneration packages for executive Directors comprise base salary, pension provision, short-term (annual) bonus, long-term incentive plans and a limited number of other benefits. The Chairman and non-executive Directors do not receive pension provision, bonuses or incentive payments.

Base salary

Base salary is determined by reference to external market research and the contribution and level of experience of each executive Director.

Benefits

Executive Directors receive other taxable benefits including a car allowance, healthcare provision and beneficial loans on equivalent terms to other employees.

Pension provision

Sandy Crombie, Trevor Matthews, John Hylands and Keith Skeoch are members of a staff pension scheme which provides pensions on a final salary basis. Alison Reed receives a non-benefit bearing pension allowance.

Annual bonus

Sandy Crombie, John Hylands, Trevor Matthews and Alison Reed participate in a performance-related annual Group bonus scheme. The current scheme was introduced on 1 January 2005. Under the bonus scheme, Sandy Crombie is able to earn a bonus of 50% of his salary for achieving his performance targets and this bonus may reach an amount equal to 100% of his salary if performance targets are exceeded. John Hylands, Trevor Matthews and Alison Reed are able to earn a bonus of 45% of their salary for achieving performance targets and this bonus may reach an amount equal to 90% if performance targets are exceeded.

20% of the total bonus to which an executive Director is entitled depends on the achievement of pre-determined targets which are personal to each Director. The remaining 80% depends on the financial performance of the Group and, where appropriate, the business for which the Director is responsible. Financial performance is measured by comparing the year's actual profitability to budgeted profitability.

Keith Skeoch participates in Standard Life Investments' bonus arrangements and there is no formal cap on his annual bonus potential. His bonus is determined by reference to Standard Life Investments' profits and investment returns and his personal performance.

The fact that Standard Life has demutualised and floated will not be taken into account when calculating the 2006 bonus entitlement of any executive Director and implementation of the Proposal will not trigger the early payment of any annual bonus.

More detailed information on the bonus scheme and the way in which awards are made under it will be contained in the Prospectus.

Long-term incentive plans

Each executive Director may receive non-pensionable bonuses under long-term incentive plans. The current Group long-term incentive plan has been in operation since 1 January 2005. It is intended that the current long-term incentive plan of Standard Life will be adopted by Standard Life plc before demutualisation and flotation.

The vesting of awards granted under the Group plan depends on the performance of the Group and generally depends on continued employment over a period of three years. Performance is measured for these purposes against the Group's return on capital.

The awards made under the Group plan in 2005 and 2006 by Standard Life prior to flotation of Standard Life plc have been made in cash and will convert into awards over shares in Standard Life plc using the average share price during the period of 20 dealing days commencing with the date of flotation. Awards made after flotation will be made over shares in Standard Life plc.

Keith Skeoch has participated in the Group plan since 2005 and, in addition, participates in a cash-based long-term incentive plan operated by Standard Life Investments. Vesting of awards under this plan depend on Standard Life Investments' performance over three years. The flotation of Standard Life plc will not impact the nature of these awards, which will remain cash-based.

Awards under the plans may immediately vest if there is a takeover, scheme of arrangement or winding up of Standard Life, other than an internal reorganisation. Any internal reorganisation would not result in the accelerated vesting of any awards and it is expected that existing awards would be replaced by new awards over shares in the new holding company. Implementation of the Proposal is deemed to be an internal reorganisation for the purposes of the plans.

The fact that Standard Life has demutualised and floated will not be taken into account when calculating awards under the plans and implementation of the Proposal will not trigger the early payment or vesting of any awards.

More detailed information on the long-term incentive plans and the way in which awards are made under them will be contained in the Prospectus.

Employee share plan

It is intended that Standard Life plc will establish the Standard Life Share Plan for the benefit of all Group employees (including the executive Directors). The intention is for part of the plan to become a tax-approved plan on the date of Listing. There are three key elements of the share plan:

- Free shares or rights to free shares may be allocated on an "all employee" basis in any year. It is intended that on the date of Listing an award over shares in Standard Life plc will be made to each UK, Canadian, Irish, German and Austrian-resident employee who meets certain eligibility criteria (other than the Directors, who have waived their entitlement to these shares). Following the flotation, it is expected that Standard Life plc will award further shares on an all employee basis to the extent that Group profit targets are met.
- Employees may also be invited to buy "partnership" shares in Standard Life plc directly from their earnings. The market value of partnership shares which an employee can buy in any tax year currently may not exceed £1,500.
- Matching shares are additional free shares, which may be allocated to an employee who buys partnership shares. It is currently envisaged that Standard Life will match every monthly purchase of partnership shares to the value of £25.

More detailed information on the share plan will be contained in the Prospectus.

Service agreements

Executive Directors

The terms and conditions of employment of each of the executive Directors are set out in their service agreements. The remuneration payable under each of these service agreements is set out in the section below headed 'Remuneration'. Save for the arrangements described below, none of the executive Directors is entitled to compensation payments if their employment is terminated.

In order to ensure consistency of contractual arrangements for the executive Directors, in 2005 Standard Life undertook an exercise to review and standardise executive terms and conditions of employment. As a result of this review, Sandy Crombie, Trevor Matthews and Keith Skeoch recently entered into new service agreements. The key features of these agreements are as follows:

- asymmetrical notice period (six months from Director, 12 months from company);
- provision for payment in lieu of notice through monthly instalments (if required);
- introduction of post-termination restrictions;
- provision for the Remuneration Committee to authorise discretionary payments from annual bonus and long-term incentive plans in the event of termination of employment; and
- the facility to suspend all or any of the Director's duties and powers on terms the company considers expedient for a maximum of six months in aggregate.

The new service agreements do not contain any provisions which vary or otherwise affect the amount of remuneration to which any of the Directors in question is entitled.

Alison Reed's service agreement was entered into on 29 April 2005. This agreement also contains the features described above, save that the maximum period referred to in the 5th bullet point above is not included in her agreement.

John Hylands' service agreement does not contain the provisions referred to above. Should his employment be terminated at the end of the demutualisation process, he will receive a termination payment equating to one year's "package" (package refers to annual bonus, long-term incentive plan, pension and other benefits). This payment would not be discharged by instalments. The nature of the post-termination restrictions and the facility to suspend duties and powers in John Hylands' service agreement are also different to those in the other service agreements to reflect these termination arrangements.

Part 9

Non-executive Directors

The non-executive Directors do not have service contracts with Standard Life – they are appointed under a letter of appointment. The remuneration payable under each of these letters of appointment is set out in the section below headed 'Remuneration'. None of the non-executive Directors are entitled to compensation payments if their employment is terminated.

The non-executive Directors are not eligible to participate in Standard Life's annual bonus plan or any of the long-term incentive plans.

Remuneration

The names of the Directors, their total remuneration paid by Standard Life (excluding long-term incentive plan and pension information) for the year ended 31 December 2005 and the salary/fee they are expected to receive in 2006 are set out below. It is not possible to estimate the bonus entitlements of the Directors in respect of the year ending 31 December 2006 until the first quarter of 2007. Details of the basis upon which the Directors' annual bonus entitlements are calculated are set out in the paragraph above headed 'Annual bonus'.

	2005				2006
Directors	Base salary/fees £000	Taxable benefits £000	Annual bonus £000	Total £000	Salaries and fees £000
Sandy Crombie(1)	656	20	686	1,362	706
John Hylands(2)	332	17	300	649	343
Trevor Matthews(3)	475	36	774	1,285	504
Alison Reed(4)	249	58	220	527	454
Keith Skeoch(5)	250	16	1,025	1,291	329
Sir Brian Stewart	150	—	—	150	150
Kent Atkinson(6)	48	—	—	48	59
Lord Blackwell(7)	54	—	—	54	60
Gerry Grimstone(8)	60	—	—	60	78
Alison Mitchell	50	—	—	50	50
Jocelyn Proteau(9)	70	—	—	70	54
Hugh Stevenson(10)	80	—	—	80	80

(1) Taxable benefits in the above table relate to car allowance, private health scheme, the reimbursement of professional fees and use of company flats.

(2) Taxable benefits in the above table relate to car cash allowance, private health scheme and the reimbursement of professional fees.

(3) Taxable benefits in the above table relate to car cash allowance, private healthcare, use of company flats, life assurance premium, service award and the reimbursement of professional fees. In order to provide compensation for loss of share options and other long-term equity benefits, the Board agreed a non-pensionable bonus arrangement for 2004, 2005 and 2006. For 2006, the Board has approved a personal bonus payment of £363,375 and this is included under "Annual bonus". Full details of the special recruitment arrangements entered into when Trevor Matthews was hired, including payments totalling £960,939.28 which were made in 2005 were declared in the Remuneration Report in the Annual Report & Accounts 2004.

(4) Taxable benefits in the above table relate to car cash allowance, private healthcare and pension cash supplement. Alison Reed commenced employment with Standard Life on 13 June 2005 and has incurred relocation expenses of £2,322 to date.

(5) Taxable benefits in the above table relate to car cash allowance, private health scheme, life assurance premium, reimbursement of professional fees and use of company flats.

(6) Appointed 26 January 2005. Kent Atkinson's fee (in 2006) will include a fee as Chairman of the Audit Committee (£9,000).

(7) Lord Blackwell's total fee includes a fee as Chairman of Life & Pensions (2005 – £4,000; 2006 – £10,000).

(8) Gerry Grimstone's total fee includes a fee as Chairman of the Remuneration Committee (£10,000). For 2006 it will also include a fee as Deputy Chairman (£18,000).

(9) Jocelyn Proteau's total fee for 2005 reflects the extra responsibilities in relation to Canadian domestication. His fee (in 2006) will include a fee as Chairman of the Canadian Board (£4,000).

(10) Hugh Stevenson's total fee includes a fee as Chairman of Standard Life Investments (£10,000) and as Senior Independent Director (£20,000).

Part 9

Directors' interests in the Group's long-term incentive plan

The interests of the Directors in cash-based long-term incentive plans for the year ended 31 December 2005 were as follows:

Directors	Maximum unvested LTIPs outstanding at 31 December 2004(1) £000	Amounts paid in period(2) £000	LTIPs that have lapsed(3) £000	Maximum value of LTIPs that could vest in 2007(4) £000	Maximum value of LTIPs that could vest in 2008(5) £000
Sandy Crombie	1,136	—	542	594	1,138
John Hylands	502	—	230	272	331
Trevor Matthews(6)	—	—	—	—	475
Alison Reed(7)	—	—	—	—	383
Keith Skeoch(8)	—	—	—	—	200

(1) This column shows the aggregate maximum value of cash awards outstanding at 31 December 2004 and comprises the cash awards made in 2002 and 2003.
(2) This column represents the cash amount paid to participants in the period to 31 December 2005.
(3) This column shows the cash awards which have lapsed during the period due to the performance conditions not being met and represents the full 2002 award.
(4) This column shows the maximum cash value of the 2003 awards which cover the performance period from 16 November 2003 to 15 November 2006, with vesting thereafter, subject to performance.
(5) This column shows the maximum cash value of the 2005 awards which cover the performance period from 1 January 2005 to 31 December 2007, with vesting thereafter, subject to performance.
(6) Trevor Matthews did not receive awards in 2002 or 2003.
(7) Alison Reed did not receive awards in 2002 or 2003. She was granted a 2005 award on 13 June 2005 and the maximum value expressed in the above table is pro-rated to reflect this date.
(8) In addition to the disclosed figures, Keith Skeoch participates in the long-term incentive plan of Standard Life Investments. The annual awards from this plan are not subject to a formal limit. During 2005 Keith Skeoch received a payment of £297,990 in relation to the 2001 award. On 22 March 2006, the Remuneration Committee of Standard Life Investments approved a payment of £507,000 in respect of his 2002 award.

Directors' pension information

The pension interests of the Directors as at 31 December 2005 are set out below:

Directors	Age at 31 Dec 2005	Years of pensionable service at 31 Dec 2005	Accrued entitlement at 31 Dec 2004 or date of retirement £000	Additional pension earned during the year £000	Additional pension earned in excess of inflation £000	Transfer value of additional pension in excess of inflation £000	Accrued entitlement at 31 Dec 2005 or date of retirement £000	Transfer value of pension at 31 Dec 2004 £000	Increase in transfer value £000	Transfer value of pension at 31 Dec 2005 or date of retirement £000
Sandy Crombie(1)	56	36	388	41	29	570	429	6,669	1,633	8,302
John Hylands(2)	54	29	159	7	2	33	166	2,142	363	2,505
Trevor Matthews(3)	53	1	2	3	3	55	5	22	61	83
Keith Skeoch(4)	49	6	9	2	2	22	11	96	30	126
Sir Brian Stewart(5)	60	10	5	—	—	—	5	77	12	89

(1) The increase in transfer value (£1,633,000) includes an employer contribution of £14,165 resulting from Sandy Crombie's decision to sacrifice this element of his salary in order to retain a 1/60th accrual rate, details of which were fully disclosed in the Annual Report and Accounts 2004.
(2) The increase in transfer value (£363,000) includes an employer contribution of £7,115 resulting from John Hylands' decision to sacrifice this element of his salary in order to retain a 1/60th accrual rate, details of which were fully disclosed in the Annual Report and Accounts 2004.
(3) Trevor Matthews' total contractual pension entitlement is 1/60th of uncapped base salary for each year of company service. In addition to the above, he has additional benefits provided via unfunded unapproved arrangements. The accrued pension and transfer value at 31 December 2005 were £6,575 and £147,000 respectively. The increase in transfer value (£61,000) includes an employer contribution of £10,198 resulting from his decision to sacrifice this element of his salary in order to retain a 1/60th accrual rate, details of which were fully disclosed in the Annual Report and Accounts 2004.
(4) Keith Skeoch's total contractual pension entitlement is 1/60th of uncapped base salary for each year of company service. In addition to the above, he has additional benefits provided via unfunded unapproved arrangements. The accrued pension and transfer value at 31 December 2005 were £16,045 and £334,000 respectively. The increase in transfer value (£30,000) includes an employer contribution of £5,323 resulting from his decision to sacrifice this element of his salary in order to retain a 1/60th accrual rate, details of which were fully disclosed in the Annual Report and Accounts 2004.
(5) Sir Brian Stewart was a member of a scheme which provided pensions based on final fees payable in respect of services as a director of Standard Life. Standard Life wound up this scheme on 16 November 2001 and he is no longer entitled to earn pension benefits from Standard Life.

Demutualisation entitlements

If the Proposal is implemented, the Directors (and their immediate families and connected persons (within the meaning of Section 346 of the Companies Act)) are expected to receive the following number of shares in Standard Life plc as demutualisation entitlement:

Director	No. of shares
Sandy Crombie	1,028
John Hylands	1,796
Trevor Matthews	NIL*
Alison Reed	NIL*
Keith Skeoch	3,293
Sir Brian Stewart	301
Kent Atkinson	NIL*
Lord Blackwell	322
Gerry Grimstone	252
Alison Mitchell	3,874
Jocelyn Proteau	188
Hugh Stevenson	267

* No demutualisation entitlement will be received because the Director was appointed to the Board, and made his or her respective investment in with profits, after 30 March 2004.

2006 AGM

Standard Life announced on 13 January 2006 that its 2006 Annual General Meeting would not be held on its traditional April date. This decision was taken because Standard Life did not wish to deflect the attention of Members away from the Proposal and the SGM. The SGM has been called for 31 May 2006.

It is expected that the 2006 Annual General Meeting of Standard Life will take place on or before 26 October 2006 but after demutualisation and flotation has occurred assuming the Special Resolution is passed and implementation of the Proposal goes to plan.

Memorandum and Articles of Association of Standard Life plc

The memorandum and articles of association of Standard Life plc will be in the appropriate form for companies listed on the London Stock Exchange. At present, each Member is entitled to no more than one vote. Under the articles of association of Standard Life plc, shareholders will be entitled to one vote for every share held.

Under the current Regulations, the Directors are among those who enjoy the benefit of an indemnity out of Standard Life's assets against loss, liability and expense incurred in the course of their duties for (among other things) Standard Life or its subsidiaries. Standard Life plc's memorandum and articles of association will allow Standard Life plc to provide such an indemnity to directors and others to the full extent permitted by applicable law and it is expected that each Director will enjoy the benefit of such an indemnity from Standard Life plc.

Costs of the Proposal

The costs of, and incidental to, the Proposal incurred or to be incurred by the Group are estimated to be approximately £158 million. This amount does not include commissions, fees and expenses payable in respect of the Offers, which will be met from the new capital raised under the Offers.

Material contracts

The following contractual arrangements may be material to consideration of the Proposal by Members and policyholders:

- On 15 January 2002, a shareholders' agreement was entered into between Standard Life and Housing Development Finance Corporation Limited, its joint venture partner, in relation to the Indian Joint Venture. Standard Life's joint venture partner has not agreed to the transfer of shares from Standard Life to Standard Life plc. If agreement is not reached, the joint venture partner may seek to terminate the shareholders' agreement and it is possible that it may seek to acquire Standard Life's shareholding in the Indian Joint Venture.

- From 31 March 2004, most people making a new with profits investment with Standard Life were required to accept a Supplementary Declaration in respect of that investment, waiving the right to claim compensation for loss of membership rights in the event of Standard Life demutualising for a period of three years from the date their application was received by Standard Life. Standard Life has taken legal advice to confirm the validity of these Supplementary Declarations in preparing the Proposal and the compensation arrangements described in Parts 1 and 3 have been drawn up on the basis that they are effective.

- For commercial and practical reasons a significant amount of assets, including land and buildings, may be transferred from Standard Life to Standard Life Investment Funds before we demutualise as the premium under a reinsurance agreement. Provisions in the current Finance Bill relating to stamp duty land tax ("SDLT") concerning transfers in relation to certain demutualisations are intended to remove the SDLT that would otherwise result from any such transfers or subsequent demutualisation (which is estimated at approximately £100 million). Standard Life will only proceed with the relevant transfers if the Directors believe that, on the facts existing at the time of the relevant transfers, the provisions in the Finance Bill would, if enacted in their form at that time, have such effect. There can be no certainty, however, that the Finance Bill will be enacted in the same form. Whilst Standard Life has assessed the risk of this in circumstances where it decides to undertake the above transfers to be very low, if it did occur, the above-mentioned SDLT would be payable.

Regulatory matters

This document is not for distribution in any jurisdiction where such distribution would be illegal. The information contained in this document does not constitute an offer for sale of securities in the UK, Ireland, the United States, Japan, Australia, New Zealand, Italy or any other jurisdiction, nor does it constitute a public exchange or tender offer in any such jurisdiction. The securities referred to herein may not be offered or sold, directly or indirectly, into the United States unless they are registered under the U.S. Securities Act of 1933, as amended, or exempt from registration. Standard Life does not intend to register the securities referred to herein in the United States. No money, securities or other consideration is being solicited and, if sent in response to the information contained herein, will not be accepted. It is the responsibility of any person receiving a copy of this document or any accompanying document to satisfy himself as to full observance of all applicable laws of the relevant country, including obtaining any governmental or other consents or approvals or the observance of any other formalities which may be required in that country.

Documents on display

Copies of the following documents (in English) will be available for inspection at the SGM and at the addresses set out below during usual business hours (local time) on any weekday (Saturdays, Sundays and public holidays excepted) up to and including the date upon which the Proposal becomes effective:

- the petition to the Court to approve the Main Scheme, together with the Main Scheme;
- the application to the Royal Court of Guernsey to approve the Guernsey Scheme and the representation to the Royal Court of Jersey to approve the Jersey Scheme, together with the Guernsey Scheme and the Jersey Scheme;
- the full report of the With Profits Actuary and the Actuarial Function Holder*;
- the full report of the Independent Expert*;
- the published audited consolidated accounts of Standard Life and its subsidiaries for the financial year ended 31 December 2005, the financial period from 16 November 2003 to 31 December 2004 and the financial year ended 15 November 2003*;
- the report of Standard Life's Remuneration Committee for the 12-month period ended 31 December 2005*;
- the Standard Life Act*, the current Regulations* and the proposed two new versions of the Regulations (to be adopted pursuant to the Special Resolution);
- the consents referred to in the section headed 'General' below*;
- the report of PricewaterhouseCoopers LLP made to Standard Life plc pursuant to Section 103(1) of the Companies Act, set out in Part 11*;
- the letter from Merrill Lynch International and UBS Limited to the Directors of Standard Life, set out in Part 11*;
- the proposed memorandum and articles of association of Standard Life plc; and
- this document*.

The foregoing items, except items marked with an asterisk, are subject to amendment.

These documents will also be available on Standard Life's website at **www.standardlife.com**.

Copies of the Independent Expert's full report and a statement setting out the terms of the Main Scheme and containing a summary of the Independent Expert's report can be obtained (free of charge) from any of the addresses set out below at any time before the Order sanctioning the Main Scheme is made on the petition.

United Kingdom

- Edinburgh – Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH
- London – Standard Life, 2nd Floor, 6 Devonshire Square, London EC2M 4WQ

Other jurisdictions

- Austria – Standard Life Versicherung, Sales Office Austria, Brückenkopfgasse 1, 8020 Graz, Austria
- Bermuda – Appleby Spurling Hunter, Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda
- Canada – Standard Life, 1245 Sherbrooke Street West, Montreal, QC H3G 1G3
- Germany – Standard Life Versicherung, Lyoner Strasse 15, 60528 Frankfurt/Main, Germany
- Guernsey – Ozannes, 1 Le Marchant Street, St Peter Port, Guernsey GY1 4HP
- Ireland – Standard Life, Chief Office for Ireland, 90 St Stephens Green, Dublin 2, Ireland
- Jersey – Mourant du Feu & Jeune, 22 Grenville Street, St Helier, Jersey JE4 8PX

General

Merrill Lynch International, UBS Limited, the With Profits Actuary and Actuarial Function Holder of Standard Life, PricewaterhouseCoopers LLP, Watson Wyatt Limited, the Independent Expert and the Canadian Independent Actuary have given, and have not withdrawn, their written consent to the issue of this document with the inclusion herein of the references to their names and to their reports in the form and context in which they respectively appear.

The date of this document is 13 April 2006.

Responsibility

Standard Life has taken all reasonable care to ensure that the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Part 10
Taxation

General

The following summaries are included only as a general guide and are based on Standard Life's understanding of the law and practice in force at the date of this document in the jurisdictions mentioned below. Such law and practice is subject to change, possibly with retrospective effect. Where reference is made in the summaries below to rates of tax or to annual exemptions from tax, these are references to the rates of tax or annual exemptions in force at the date of this document.

The summaries relate to certain limited aspects of the taxation treatment of Demutualisation Shares received by Eligible Members on demutualisation and do not constitute tax advice.

Except where such taxes are specifically referred to, they do not cover taxes imposed at a state, provincial, territorial or local level.

The summaries have been prepared from the perspective of Eligible Members who are individuals that have at all times held their membership in Standard Life and will at all times hold their Demutualisation Shares exclusively for their private use and not as part of or in connection with any trade or business. The summaries do not apply to Eligible Members who are corporate entities or to certain other categories of Eligible Member such as trustees or persons who have or who are deemed to have acquired their membership in Standard Life or their Demutualisation Shares by virtue of an office or employment.

Except for the discussion concerning United Kingdom tax for non-UK residents below, each summary applies only to Eligible Members who are resident and (as regards the United Kingdom and Ireland) ordinarily resident and domiciled, for tax purposes, in the jurisdiction to which that summary relates.

Except where otherwise mentioned, the statements below do not apply to individual Eligible Members whose demutualisation entitlement arises solely from a Permanent Health Insurance policy.

If you are in any doubt about your tax position you should consult an appropriate independent professional financial or tax adviser immediately.

United Kingdom

THIS SECTION SHOULD BE READ IN CONJUNCTION WITH THE SECTION ABOVE HEADED 'GENERAL'

Demutualisation Shares received on demutualisation

The receipt of Demutualisation Shares by Eligible Members on demutualisation should not give rise to a charge to UK tax on capital gains. Eligible Members may, however, depending on their particular circumstances, be subject to UK capital gains tax on a disposal of their Demutualisation Shares (including if they choose to have their Demutualisation Shares sold for them on flotation). Please see the section headed 'Selling Demutualisation Shares' below.

Keeping Demutualisation Shares

Individuals who are resident in the UK for tax purposes will receive any dividends on the Demutualisation Shares net of a non-repayable 10% tax credit. Demutualisation Shareholders will be subject to income tax on the total of the dividend and the tax credit. The tax credit will discharge the liability of Demutualisation Shareholders to starting or basic rate income tax. Demutualisation Shareholders who are subject to income tax at the higher rate will have to pay further income tax at a rate of 22.5% of the aggregate of the dividend and the tax credit.

PHI Members

The receipt of Demutualisation Shares by a PHI Member is expected to be taxed as income and not under the capital gains regime. PHI Members may wish to seek independent advice with regard to their taxation position.

Selling Demutualisation Shares

A sale or other disposal of all or any Demutualisation Shares (including if an Eligible Member chooses to have Demutualisation Shares sold for him on flotation) may, depending on the particular circumstances of the relevant Eligible Member, give rise to a liability to pay UK tax on capital gains.

The taxable gain on the Demutualisation Shares will generally be the full proceeds from the disposal of the Demutualisation Shares less any allowable costs. Demutualisation Shareholders will have no allowable costs to set against the gain other than any incidental costs to them of disposing of the Demutualisation Shares.

Taper relief will not be available if an Eligible Member chooses to have his Demutualisation Shares sold for him on flotation. Taper relief may apply to reduce the percentage of the gain that is chargeable to tax on sales of Demutualisation Shares after flotation but this will depend on the number of complete years for which the Demutualisation Shares have been held since demutualisation.

Demutualisation Shareholders should note that no UK tax on capital gains will be payable in respect of gains on the disposal of Demutualisation Shares if the gain on the Demutualisation Shares, together with any other capital gains realised in the tax year in which the sale occurs, does not exceed the annual capital gains tax exemption (currently £8,800).

Stamp taxes

No United Kingdom stamp duty or stamp duty reserve tax ("SDRT") will be payable by Eligible Members in respect of the receipt of Demutualisation Shares by them on demutualisation.

United Kingdom stamp duty or SDRT will generally be payable at a rate of 0.5% of the consideration on transfers or agreements to transfer Demutualisation Shares. The stamp duty or SDRT payable in respect of Demutualisation Shares sold on behalf of an Eligible Member on flotation will be deducted from the proceeds of sale of the Demutualisation Shares as described in Part 3.

UK tax consequences for non-UK residents

This paragraph deals with certain United Kingdom tax consequences for Eligible Members who are at all times resident and ordinarily resident for tax purposes outside the United Kingdom.

In general, provided such persons are and remain resident and ordinarily resident for tax purposes outside the United Kingdom, such persons should not generally be chargeable to any United Kingdom tax on capital gains in respect of the receipt by them of Demutualisation Shares on demutualisation, or any sale (or other disposal) of Demutualisation Shares.

No amounts in respect of United Kingdom tax will be withheld at source from any dividend payments made in respect of the Demutualisation Shares.

No United Kingdom stamp duty or SDRT will be payable by Eligible Members in respect of the receipt of Demutualisation Shares by them on demutualisation.

United Kingdom stamp duty or SDRT will generally be payable at a rate of 0.5% of the consideration on transfers or agreements to transfer Demutualisation Shares. The stamp duty or SDRT payable in respect of Demutualisation Shares sold on behalf of an Eligible Member on flotation will be deducted from the proceeds of sale of the Demutualisation Shares as described in Part 3.

Ireland

THIS SECTION SHOULD BE READ IN CONJUNCTION WITH THE SECTION ABOVE HEADED 'GENERAL'

Shares received on demutualisation

The receipt of Demutualisation Shares by Eligible Members on demutualisation should not give rise to a charge to Irish tax. Eligible Members may, however, be subject to Irish tax on a disposal of their Demutualisation Shares (including if they choose to have Demutualisation Shares sold for them on flotation). Please see the section headed 'Selling Demutualisation Shares' below.

Keeping Demutualisation Shares

Demutualisation Shareholders will generally have a liability under the self-assessment system to pay tax at 20% or 42% (depending on their level of income) on any dividends received from their holdings of Demutualisation Shares. Tax is payable on the dividend received which is net of a UK tax credit. Demutualisation Shareholders may, depending on their individual circumstances, be required to pay Pay Related Social Insurance and a health levy which (taken together) could amount to a maximum of 5% of the dividend.

Selling Demutualisation Shares

A sale or other disposal of all or any Demutualisation Shares (including if an Eligible Member chooses to have his Demutualisation Shares sold for him on flotation) may, depending on the particular circumstances of the relevant Demutualisation Shareholder, give rise to a liability to pay Irish tax on the gain arising.

The taxable gain on the Demutualisation Shares will generally be equal to the full proceeds from the disposal of the Demutualisation Shares less any allowable costs. Demutualisation Shareholders will have no allowable costs to set against the gain other than any incidental costs to them of disposing of their Demutualisation Shares.

Demutualisation Shareholders should note that no Irish tax will be payable in respect of the gains on the disposal of the Demutualisation Shares if the gain on the Demutualisation Shares, together with any other gains realised in the tax year in which the disposal occurs, does not exceed the annual capital gains tax exemption (currently €1,270) for that individual.

Capital and transfer taxes

There should be no other Irish capital or transfer taxes to pay on the issue or transfer of the Demutualisation Shares.

Disclosure to Irish Revenue

Standard Life will be required to report to the Irish Revenue details of those Irish Eligible Members who are entitled to receive Demutualisation Shares.

Canada

THIS SECTION SHOULD BE READ IN CONJUNCTION WITH THE SECTION ABOVE HEADED 'GENERAL'

Demutualisation Shares received on demutualisation

The receipt of Demutualisation Shares by Eligible Members on demutualisation should not give rise to a charge to Canadian tax. Eligible Members may, however, depending on their particular circumstances, be subject to Canadian tax on a sale or other transfer of their Demutualisation Shares (including if their Demutualisation Shares are sold for them on flotation). Please see the section headed 'Selling Demutualisation Shares' below.

Part 10

Selling Demutualisation Shares

A sale or other transfer of all or any Demutualisation Shares (including if an Eligible Member has his Demutualisation Shares sold for him on flotation) may, depending on the particular circumstances of the relevant Demutualisation Shareholder, give rise to a liability to pay Canadian tax on the gain arising.

The taxable gain on the Demutualisation Shares will generally be equal to 50% of the full proceeds from the sale or other transfer of the Demutualisation Shares less any allowable incidental costs to the Demutualisation Shareholder of disposing of his Demutualisation Shares. The tax base cost in the Demutualisation Shares will be zero.

Keeping Demutualisation Shares (which would mean Canadian Eligible Members electing to keep their Demutualisation Shares)

Demutualisation Shareholders who receive dividends in respect of their Demutualisation Shares will include the amount of the dividend in their income and will be subject to tax at both a federal and a provincial or territorial level. The rate of tax will vary depending on the individual circumstances of the Demutualisation Shareholder concerned.

Capital and transfer taxes

There will be no Canadian capital or transfer taxes to pay on the issue or transfer of the Demutualisation Shares.

Germany

THIS SECTION SHOULD BE READ IN CONJUNCTION WITH THE SECTION ABOVE HEADED 'GENERAL'

The following advice assumes that Eligible Members resident for tax purposes in Germany will have been Members for more than one year before the date the demutualisation occurs. If you are or are deemed to be a Member for one year or less before the date the demutualisation occurs, you should consult an appropriate independent professional adviser immediately.

Demutualisation Shares received on demutualisation

The receipt of Demutualisation Shares by Eligible Members on demutualisation should generally not give rise to a charge to German tax. Eligible Members may, however, depending on their individual circumstances, be subject to German tax on a sale of their Demutualisation Shares (including if they choose to have Demutualisation Shares sold for them on flotation). Please see the section headed 'Selling Demutualisation Shares' below.

Keeping Demutualisation Shares

Demutualisation Shareholders who receive dividends in respect of Demutualisation Shares will, subject to the availability of any exemption or relief, generally be liable to pay German tax on 50% of the amount of the dividend at a progressive rate of up to 42%, plus a solidarity surcharge, depending on the particular circumstances of the relevant Demutualisation Shareholder. Annual allowances might apply.

Selling Demutualisation Shares

If all or any of the Demutualisation Shares are sold or disposed of (other than by way of gift) more than one year after receipt, the sale will not give rise to a liability to pay German tax on any gain arising.

If all or any of the Demutualisation Shares are sold or disposed of (other than by way of gift) one year or less after receipt, (including if an Eligible Member chooses to have his Demutualisation Shares sold for him on flotation) this may, depending on the particular circumstances of the relevant Demutualisation Shareholder, give rise to a liability to pay German tax on the gain arising.

The taxable gain on the Demutualisation Shares will be 50% of up to the full proceeds from the disposal of the Demutualisation Shares less any allowable incidental costs to the Demutualisation Shareholder of disposing of his Demutualisation Shares.

Demutualisation Shareholders should note that no German tax on capital gains will be payable in respect of gains on the sale of Demutualisation Shares if the gain on the Demutualisation Shares, together with any other profits or gains realised by the Demutualisation Shareholder in their private capacity and not in connection with any trade or business in the tax year in which the sale occurs, does not exceed the relevant annual allowance (currently €511.99).

Capital and transfer taxes

There will be no German capital or transfer taxes to pay on the issue or transfer of the Demutualisation Shares.

Austria

THIS SECTION SHOULD BE READ IN CONJUNCTION WITH THE SECTION ABOVE HEADED 'GENERAL'

The following advice assumes that Eligible Members resident for tax purposes in Austria will have been Members for more than one year before the date the demutualisation occurs. If you are or are deemed to be a Member for one year or less before the date the demutualisation occurs, you should consult an appropriate independent professional adviser immediately.

Demutualisation Shares received on demutualisation

The receipt of Demutualisation Shares by Eligible Members on demutualisation should not give rise to a charge to Austrian tax. Eligible Members may, however, depending on their particular circumstances be subject to Austrian tax on a sale of their Demutualisation Shares (including if they choose to have Demutualisation Shares sold for them on flotation). Please see the section headed 'Selling Demutualisation Shares' below.

Keeping Demutualisation Shares

Demutualisation Shareholders who receive dividends in respect of Demutualisation Shares will, subject to the availability of any exemption or relief, be liable to pay Austrian tax on any dividends at a rate of 25%, unless and except to the extent that the holder instead opts to be taxed at a rate that is half of that holder's regular tax rate, which is a progressive marginal rate of up to 50%.

Selling Demutualisation Shares

If all or any of the Demutualisation Shares are sold or disposed of (other than by way of gift) more than one year after receipt, the sale will not give rise to a liability to pay Austrian tax on any gain arising.

If all or any of the Demutualisation Shares are sold or disposed of (other than by way of gift) one year or less after receipt (including if an Eligible Member chooses to have his Demutualisation Shares sold for him on flotation), this may, depending on the particular circumstances of the relevant Demutualisation Shareholder, give rise to a liability to pay Austrian tax on the gain arising.

The taxable gain on the Demutualisation Shares may be up to the full proceeds from the disposal of the Demutualisation Shares less any allowable incidental costs to the Demutualisation Shareholder of disposing of his Demutualisation Shares.

Demutualisation Shareholders should note that no Austrian tax on capital gains will be payable on the sale of Demutualisation Shares if the gain on the Demutualisation Shares, together with any other profits or gains realised by the Demutualisation Shareholder in their private capacity and not in connection with any trade or business in the calendar year in which the sale occurs does not exceed the relevant annual allowance (currently €440).

Capital and transfer taxes

There will be no Austrian capital or transfer taxes to pay on the issue or transfer of the Demutualisation Shares.

Part 11
Letters from advisers

The following is the text of a letter provided to Standard Life by Merrill Lynch International and UBS Limited (financial advisers to Standard Life) setting out an estimate of the likely price range within which the shares in Standard Life plc would have traded on 13 April 2006 had the Proposal been implemented, and the shares been listed, before that date.

Merrill Lynch | UBS Investment Bank

13 April 2006

The Directors
The Standard Life Assurance Company
Standard Life House
30 Lothian Road
Edinburgh EH1 2DH

Dear Sirs

You have asked us to provide Standard Life with an estimate of the likely price range within which the Ordinary Shares of Standard Life plc would have traded on the London Stock Exchange on 13 April 2006 had the demutualisation and all other related matters, including the post-Listing reduction of capital of Standard Life plc and Standard Life Assurance, been implemented and the Ordinary Shares been admitted to the Official List of the UK Listing Authority and commenced trading before that date.

On the bases and assumptions set out in this letter, we estimate that on 13 April 2006 the trading price of the Ordinary Shares would have been in the range of 240p to 290p per share, equating to a total market capitalisation for Standard Life plc of approximately £4.8 billion to £5.5 billion, including £1.1 billion of net new capital.

It should be understood that the price at which the Ordinary Shares will trade following demutualisation and Listing will not necessarily be the same as the price per share that Eligible Members will receive if they elect to sell the shares they receive as demutualisation entitlement either at the offer price as part of the Offers or otherwise in the market after Listing. In addition to prevailing market conditions, the offer price set as part of the Offers will be determined with reference to demand for shares under the Offers.

We have made a number of assumptions for the purposes of giving our estimate, including, that 1,476 million Ordinary Shares will be issued by Standard Life plc as demutualisation entitlements, that approximately £1.1 billion of net new capital will be raised at Listing (including capital raised through the Preferential Offer at a discount to the Institutional Offer) and that on Listing there will be 1,986 million to 1,903 million Ordinary Shares in issue.

Our estimate is based on financial, economic, political, regulatory, market and other conditions prevailing on, and the information available to us as at, 13 April 2006, being the latest practicable date prior to the publication of the Proposal for members and policyholders. It should be understood that developments, circumstances or events that may occur, or further information that may become available to us, after this date may affect our estimate and that we do not have any obligation to update, revise or reaffirm the views that are expressed in this letter at any subsequent date. Specifically, it should be understood that the actual price at which the Ordinary Shares will trade following their issue and Listing will not necessarily be within our estimate of the trading price range and could be materially outside it as a result of any changes in, for example, the financial position and performance of the Group's businesses or stock market conditions.

In making our estimate, we have relied upon information we consider relevant including, in particular:

(i) the terms of the Main Scheme and the post-Listing reduction of capital of Standard Life plc and Standard Life Assurance;

(ii) publicly available information concerning the business of the Group and other relevant quoted companies;

(iii) an analysis of the pro forma European Embedded Value and value of new business of the Group, as prepared by Watson Wyatt;

(iv) audited financial statements of the Group for the periods ending 15 November 2003 and 31 December 2004 prepared under UK GAAP and for the period ending 31 December 2005 prepared under IFRS;

(v) historical financial information of the Group for the periods ending 15 November 2003 and 31 December 2004 prepared under UK GAAP, and for the periods ending 31 December 2004 and 31 December 2005 prepared under IFRS, derived from the audited financial statements of the Group referred to in (iv) above and adjusted by Standard Life to provide a representation of the historic results of the Group as though the legal arrangements set out in the Main Scheme had applied to such results;

(vi) pro forma financial information of the Group as at and for the period ending 31 December 2005 prepared under IFRS by Standard Life to illustrate the profit and loss that would have arisen and the balance sheet as it would have been had the Proposal become effective and the proposed post-Listing capital and debt structure of Standard Life plc and its subsidiaries been in place on and with effect from 1 January 2005;

(vii) realistic and regulatory financial information for Standard Life prepared by Standard Life to estimate what the capital position of the with-profits fund and the Group would have been had the Proposal become effective and the proposed post-Listing capital and debt structure of Standard Life plc and its subsidiaries been in place on and with effect from 31 December 2005. Such estimate takes account of actions taken or expected to be taken after 31 December 2005 to manage solvency requirements on a proprietary basis;

(viii) business plans and financial and working capital projections for 2006 and beyond prepared by the management of the Group; and

(ix) information obtained in the course of discussions with the management of the Group and its advisers, regarding their assessment of the past and current business operations, financial condition and future prospects of the Group, including the expected credit rating and dividend policy of the Group post-Listing.

In making this estimate we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial, accounting and other information that has been furnished to us by or on behalf of the Group or otherwise reviewed by us or which is publicly available. In addition, we have not made an independent valuation or appraisal of the assets and liabilities of the Group and we have not been furnished with any such evaluation or appraisal.

In providing this letter, we have relied upon the Directors' commercial assessment of a number of matters including the business and prospects of the Group, the markets in which it operates and the assumptions underlying the business plans and financial and working capital projections provided by the Group and for which the Directors are wholly responsible. We have been advised by the Directors that they consider that the business plans and financial and working capital projections provided to us were reasonably prepared on a basis reflecting the best currently available estimates and judgements of the management of the Group.

This letter has been provided solely to assist Standard Life in formulating the terms of the Proposal and for no other purpose. You have not asked us to comment on, and this letter does not address, the fairness or relative merits of the demutualisation and related matters described in the Proposal for members and policyholders or of the Listing. This letter does not constitute a recommendation to the Directors to proceed with, or to the Voting Members as to how to vote with respect to, the Proposal.

The terms used in this letter bear the same meaning as in the Proposal for members and policyholders.

Merrill Lynch International and UBS Limited are acting as financial advisers to Standard Life and Standard Life plc in connection with the Proposal and have been appointed to act as sponsors to Standard Life plc and as underwriters in connection with the Listing and will receive remuneration in respect of these services.

Merrill Lynch International and UBS Limited are acting exclusively for Standard Life and Standard Life plc and no-one else in connection with the Proposal and will not be responsible to anyone other than Standard Life and Standard Life plc for providing the protections afforded to their respective clients, nor for providing advice in relation to the Proposal, the contents of the Proposal for members and policyholders or any transaction, arrangement or other matter referred to in the Proposal for members and policyholders. Merrill Lynch International and UBS Limited make no representations with respect to the accuracy or completeness of any information contained in the Proposal for members and policyholders.

This letter is not addressed to, and may not be relied upon by, any third party for any purpose whatsoever. We consent to this letter being reproduced in full in the Proposal for members and policyholders on the basis that no responsibility, duty of care or liability is accepted by us to Members or policyholders of Standard Life or any other recipient of such document or any other person.

Yours faithfully

Matthew Greenburgh
for and on behalf of
Merrill Lynch International

Henrietta Baldock
for and on behalf of
Merrill Lynch International

Ian Gladman
for and on behalf of
UBS Limited

Tim Waddell
for and on behalf of
UBS Limited

Since the consideration for the issue by Standard Life plc of the Demutualisation Shares comprises the issue of shares by Standard Life Assurance to Standard Life plc, the Directors of Standard Life plc are required to obtain a report from independent accountants for the purposes of Section 103(1) of the Companies Act and send a copy of the report to Eligible Members who are to receive Demutualisation Shares. The following is a copy of that report made to Standard Life plc by PricewaterhouseCoopers LLP.

PRICEWATERHOUSECOOPERS

SLGC Limited (which it is proposed to re-register as Standard Life Plc prior to the Demutualisation)
("Standard Life Plc")
Standard Life House
Lothian Road
Edinburgh
EH1 2DH

13 April 2006

Dear Sirs

Independent accountants' report to Standard Life Plc for the purposes of section 103(1) of the Companies Act 1985

1 We report on the value of the consideration to be received by Standard Life Plc (the "Company"), pursuant to the demutualisation (the "Demutualisation") of The Standard Life Assurance Company ("SLAC"), for the allotment of up to 1.502 billion ordinary shares (the "Shares"), having a nominal value of ten pence each.

2 The consideration to be received by the Company for the issue of the Shares is the issue by Standard Life Assurance Limited ("SLAL") of not less than 900,000 ordinary shares having a nominal value of one pence each ("SLAL Shares") credited as fully paid. The aggregate nominal value of the Shares is to be treated as fully paid up by the SLAL Shares to be issued to the Company.

3 This report, including the opinion, has been prepared for and only for the Company in accordance with Sections 103 and 108 of the Companies Act 1985 and not for any other purpose, including but not limited to any decision which an allottee of any of the Shares may make in connection with the Demutualisation. We do not, in giving this opinion, accept or assume liability or duty of care for any other purpose or to any other person or party to whom this report is shown or into whose hands it may come.

4 We have valued at 28 February 2006 the consideration received using discounted cash flow methods of valuation. Our valuation is also based on the assumptions that (a) prior to the allotment of the SLAL Shares to the Company the transfer under the scheme pursuant to Part VII of the Financial Services and Markets Act 2000, as described in the Proposal for members and policyholders of SLAC dated 13 April 2006, under which substantially all the long term business of SLAC is to be transferred to SLAL and in consideration for which SLAL will issue the SLAL Shares, will have taken effect and (b) the number of SLAL Shares issued in consideration of the issue of the Shares by the Company (the "Relevant SLAL Shares") (as opposed to the payment of cash to eligible members resident outside the Permitted Countries, as defined in the Proposal for members and policyholders of SLAC dated 13 April 2006) is not less than 900,000.

5 In our opinion the methods of valuation we used were reasonable in all the circumstances and it appears to us that there has been no material change in the value of the SLAL Shares since 28 February 2006, the date at which the valuation was made.

6 On the assumption that the Company will allot no more than 1.502 billion Shares, the maximum aggregate nominal value of the Shares will be £150.2 million. There will be no premium payable on the Shares.

7 In our opinion, on the basis of the above-mentioned valuation, the value of the Relevant SLAL Shares to be issued to the Company is not less than the maximum aggregate nominal value of the Shares proposed to be allotted by the Company.

Yours faithfully

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Part 12
Definitions

This section will help you to understand the terms used in this document which begin with a capital letter.

In this document, the following words and phrases have the following meanings, save where the context requires otherwise:

Actuarial Function Holder
Colin Ledlie, Fellow of the Faculty of Actuaries, in his capacity as the actuarial function holder of Standard Life

Additional Declaration
a declaration or agreement on such terms and subject to such conditions as Standard Life may from time to time determine to the effect that a person will not be entitled to vote on any resolution relating in any way to a demutualisation of Standard Life or its business should Standard Life demutualise within three years of the relevant date

Asset Shares
the accumulation of premiums in respect of a policy (less any amounts withdrawn, if relevant) at the rate of investment returns earned on the backing assets, less deductions for:

- expenses and charges;
- any applicable mortality or other risk benefit costs or charges;
- tax;
- any amounts in respect of the assessed cost of guarantees provided under with profits policies; and
- where relevant, a contribution to the capital of the With Profits Fund,

subject to any experience adjustment

Bermudan Business
means the whole of the long term business of Standard Life carried on from Bermuda pursuant to its permit issued by the Minister of Finance of Bermuda

Board
the board of Directors of Standard Life

Canadian Domesticated Business
the business and undertaking of Standard Life's Canadian branch assumed by Standard Life Canada at the end of 2004

Canadian Independent Actuary
David Congram, Fellow of the Canadian Institute of Actuaries

Canadian Non-Par Business
the business and undertaking carried out by Standard Life's Canadian branch in respect of the Canadian Non-Par Policies

Canadian Non-Par Policies
all of the policies, annuities and pensions, both individual and group, written, issued or assumed by Standard Life's Canadian branch, other than the Canadian Par Policies, the Canadian Structured Settlements, the Canadian Stacking Policies and the policies relating to the Canadian Domesticated Business

Canadian Par Business
the business and undertaking carried out by Standard Life's Canadian branch in respect of the Canadian Par Policies

Canadian Par Policies
all of the participating policies, annuities and pensions, both individual and group, written, issued or assumed by Standard Life's Canadian branch, being those policies, annuities and pensions that entitle the holder to participate in the profits of Standard Life

Canadian Scheme Agreement
the agreement headed 'Canadian Scheme Agreement' to be entered into by Standard Life, Standard Life Assurance and Standard Life Canada on the date of demutualisation relating to:

- the assumption reinsurance of the Canadian Par Business and the Canadian Non-Par Business by Standard Life Canada; and
- the assumption reinsurance of the Canadian Stacking Policies by Standard Life Assurance

Canadian Scheme of Transfer
the arrangements, subject to the approval of OSFI and the Minister of Finance (Canada), under which the business, undertaking, policies, assets and liabilities of Standard Life's Canadian branch in respect of the Canadian Non-Par Business, the Canadian Par Business and the Canadian Stacking Policies will be assumption reinsured by Standard Life Canada or Standard Life Assurance, as applicable, in accordance with the Canadian Scheme Agreement and related agreements

Canadian Stacking Policies
all of the individual and group insurance and annuity policies, written, issued or assumed by Standard Life's Canadian branch either separately or jointly with Standard Life Canada, in order to permit holders of such policies to avail themselves of a maximum amount of compensation coverage against loss of benefits that may be provided by the Canadian Life and Health and Insurance Compensation Corporation (Assuris)

Canadian Structured Settlements
all of the rights and obligations of Standard Life's Canadian branch in relation to both (i) structured settlement annuities it has issued under two or three party structured settlement arrangements and (ii) the liabilities of the property and casualty insurer or self-insured that it has assumed under three party structured settlement arrangements

Chinese Joint Venture
Heng-An Standard Life Insurance Company Limited

Companies Act
the Companies Act 1985 (as amended)

Core Principles
the core principles relating to the operation of the With Profits Fund, which are set out in Schedule 1 to the Main Scheme

Court
the Court of Session in Scotland

Demutualisation Shareholders
those former Eligible Members who own Demutualisation Shares

Demutualisation Shares
the Ordinary Shares to be issued to Eligible Members in place of their membership rights in Standard Life

Directors
the directors of Standard Life

EEA State
each of the member states of the European Union, Iceland, Liechtenstein and Norway

Eligible Member
a Member who will be eligible to receive a demutualisation entitlement if the Proposal is implemented

FSA
the UK Financial Services Authority

FSMA
the Financial Services and Markets Act 2000 (as amended from time to time)

Group
if used to refer to a time before we demutualise, Standard Life and each of its subsidiaries and associated companies and, if used to refer to a time after we demutualise, Standard Life plc and each of its subsidiaries and associated companies

Guernsey Business
the whole of the long term insurance business of Standard Life written under Guernsey law or issued to a person resident in the Bailiwick of Guernsey and which the Royal Court of Guernsey has jurisdiction to transfer pursuant to Section 44(1) of the Guernsey Insurance Law (including all activities carried on in connection with or for the purposes of such long term insurance business)

Guernsey Insurance Law
the Insurance Business (Bailiwick of Guernsey) Law 2002

Guernsey Policies
all policies written by Standard Life as part of its Guernsey Business

Guernsey Scheme
the scheme for the transfer of the Guernsey Business pursuant to Section 44(1) of the Guernsey Insurance Law

Independent Expert
Mike Arnold, Fellow of the Institute of Actuaries, the independent expert reporting on the Main Scheme pursuant to Section 109 of FSMA

Indian Joint Venture
HDFC Standard Life Insurance Company Limited

Institutional Offer
the offer to be made by Standard Life plc to certain institutional and other significant investors to buy New Shares

IPP Policies
all Income Protection Plan Policies

Ireland
the Republic of Ireland

Jersey Business
such part of the long term business of Standard Life as is conducted in or from within Jersey and which the Royal Court of Jersey has jurisdiction to transfer pursuant to the Jersey Insurance Law (including all activities carried on in connection with or for the purposes of such business)

Jersey Insurance Law
the Insurance Business (Jersey) Law 1996

Jersey Policies
all policies written by Standard Life as part of its Jersey Business

Jersey Scheme
the scheme for the transfer of the Jersey Business pursuant to the Jersey Insurance Law

Listing
the admission of the Demutualisation Shares and the New Shares to the Official List and to trading on the London Stock Exchange

London Stock Exchange
the London Stock Exchange plc

Long Term Fund
any long term insurance fund established and maintained by Standard Life Assurance pursuant to chapter 7.6 of PRU

Main Scheme
the scheme for the transfer of substantially all of the long term insurance business of Standard Life to Standard Life Assurance pursuant to Part VII of FSMA, as described in more detail in Parts 4 and 5 of this document with or subject to any modification, addition or condition which may be approved or imposed by the Court

Member
a person who, in accordance with the Regulations, is a member of Standard Life from time to time

Mortgage Endowment Promise or MEP
the mortgage endowment promise introduced by Standard Life in September 2000

New Shares
those Ordinary Shares to be issued under the Offers

Non Profit Fund
the separate fund which is referred to as the "Non-Profit Fund" which is required to be established and maintained by Standard Life Assurance pursuant to the Main Scheme

Offers
the offers of Ordinary Shares comprising the Institutional Offer, the Preferential Offer and the Retail Offer

Official List
the Official List of the UK Listing Authority

Order
an order made by the Court sanctioning the Main Scheme pursuant to Section 111 of FSMA and any order in relation to the Main Scheme made by the Court pursuant to Section 112 of FSMA

Ordinary Shares
ordinary shares of 10p each in Standard Life plc

OSFI
the Office of the Superintendent of Financial Institutions (Canada)

Pension Scheme Member Policy
a policy invested in with profits issued by the UK or Irish business of Standard Life held by the trustees of an occupational pension scheme where Standard Life creates individual records of the underlying members of the scheme in relation to whom investments are made under the policy

Permitted Countries
Austria, Canada, the Channel Islands, Germany, Ireland, the Isle of Man and the UK

PHI Member
a person who is an Eligible Member by virtue of holding a Permanent Health Insurance policy

PPFM
the principles and practices of financial management of Standard Life Assurance to be adopted by the With Profits Fund when we demutualise

Preferential Offer
the offer to be made by Standard Life plc to Eligible Members, other Standard Life policyholders, certain other Group customers and Group employees who, in each case, are resident in a Permitted Country, to buy New Shares on a discounted basis

Proposal
the proposal for the demutualisation of Standard Life and the flotation of Standard Life plc on the London Stock Exchange (and all related aspects of the demutualisation and flotation)

Prospectus
the prospectus expected to be issued by Standard Life plc in relation to the Offers

PRU
the Integrated Prudential Sourcebook issued by the FSA (as amended from time to time)

Realistic Surplus or Residual Estate
any excess of the realistic value of the assets of the With Profits Fund over the realistic value of the liabilities of the With Profits Fund (as determined in accordance with PRU) (and, in calculating the quantum of the Realistic Surplus or Residual Estate, any liability to distribute the Residual Estate in the future shall be disregarded) and "Realistic Deficit" shall be construed accordingly

Regulations
the regulations of Standard Life made under Section 14 of the Standard Life Act, in force at the relevant time

Regulatory Surplus
the excess of the regulatory value of the assets of the With Profits Fund over the regulatory value of the liabilities of the With Profits Fund (as determined in accordance with PRU) and "Regulatory Deficit" shall be construed accordingly

Retail Offer
the offer to be made by Standard Life plc to certain individual and other investors to buy New Shares

SGM or Special General Meeting
the special general meeting of Standard Life called to consider the Proposal (including, where appropriate, any adjourned meetings)

SGM Date
31 May 2006 or such later date on which the SGM is held

Share Allocation Statement
the statement sent to certain Members with this document setting out the number of shares Standard Life expects to allocate to such Members if Standard Life demutualises

Shareholder Fund
the property and liabilities of Standard Life Assurance, excluding those allocated or attributable to, or represented by, a Long Term Fund

SIPP Policies
Self-Invested Pension Policies issued to Standard Life Trustee Company Limited (and related pension fund management contracts)

Special Resolution
the special resolution to be considered at the SGM, a copy of which is set out in the copy of the notice of SGM in Part 14

Standard Life
The Standard Life Assurance Company

Standard Life Act
The Standard Life Assurance Company Act 1991

Standard Life Assurance
SLLC Limited whose name is proposed to be changed to Standard Life Assurance Limited around the time of demutualisation

Standard Life Bank
Standard Life Bank Limited

Standard Life Canada
The Standard Life Assurance Company of Canada

Standard Life Healthcare
Standard Life Healthcare Limited

Standard Life Investment Funds
Standard Life Investment Funds Limited

Standard Life Investments
Standard Life Investments Limited

Standard Life plc
SLGC Limited whose name is proposed to be changed to Standard Life plc prior to demutualisation

Standard Life Service Company
Standard Life Employee Services Limited

Standard Life Share Account
the share account to be set up by Standard Life plc through which certain Eligible Members will be able to hold the shares in Standard Life plc which they receive as their demutualisation entitlement

Supplementary Declaration
a declaration or agreement on such terms and subject to such conditions as Standard Life may from time to time determine to the effect that a person will not be entitled to compensation for loss of membership rights should Standard Life demutualise within three years of the relevant date

UK
the United Kingdom of Great Britain and Northern Ireland

UK Listing Authority
the FSA acting in its capacity as the competent authority for the purposes of FSMA

Unclaimed Assets Trust
the trust to be set up by Standard Life to hold the demutualisation entitlements of certain Eligible Members who have not confirmed their current address details to Standard Life

Unitised With Profits Policy
any policy or any part of any policy in relation to which the value of the benefits is measured by reference to with profits units allocated to that policy

Voting Form
a form pursuant to which a Voting Member can appoint a proxy to attend the SGM and vote on their behalf

Voting Member
a Member who is entitled to attend, vote and speak at the SGM

With Profits Actuary
Colin Ledlie, Fellow of the Faculty of Actuaries, in his capacity as the with profits actuary of Standard Life

With Profits Fund
the fund referred to as the "With Profits Fund" which is to be established and maintained by Standard Life Assurance pursuant to the Main Scheme

With Profits Investment Element
in relation to a Unitised With Profits Policy, that part of any premium as has been applied or is applicable to the allocation of with profits units, after any adjustment in accordance with the terms of the relevant policy

Part 13
Notice of Application to the Court

THE STANDARD LIFE ASSURANCE COMPANY

Notice is hereby given that on 12 April 2006 a Petition was presented to the Court of Session in Scotland (the "**Court**") by The Standard Life Assurance Company, incorporated under The Standard Life Assurance Company Act 1991 and with its head office at Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH (the "**Company**"), applying for, inter alia, an order of the Court under Part VII of the Financial Services and Markets Act 2000 (the "**Act**") sanctioning a scheme (the "**Scheme**") under which the business of the Company (including the long term business) is to be transferred to SLLC Limited (registered in Scotland number SC286833) whose name is proposed to be changed to Standard Life Assurance Limited around the time of the transfer, incorporated under the Companies Acts and has its registered office at Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH.

Copies of the Petition, a report of the independent expert on the Scheme prepared under section 109 of the Act, a Circular to members and policyholders of the Company dated 13 April 2006 and a statement containing the terms of the Scheme and a summary of the report may be obtained by any person free of charge from our website **www.standardlife.com**, by calling 0845 275 3000 on any week day between 8.30 am and 5.30 pm (local time) or by writing to Standard Life, Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH, United Kingdom until the date on which the Court sanctions the Scheme.

In accordance with the Financial Services and Markets Act 2000 (Control of Business Transfers) (Requirements on Applicants) Regulations 2001 the Company will publish a series of notices in relation to the application. These are expected to be published in The Belfast Gazette, The Edinburgh Gazette, The London Gazette and at least two national newspapers in the UK and in certain other EEA states. Any person who believes that he/she would be adversely affected by the carrying out of the Scheme should seek independent legal advice and lodge written Answers (written objections) to the Petition with the Court at Parliament House, Parliament Square, Edinburgh EH1 1RQ within 42 days of the publication of the last of these notices, which is expected to be 21 April 2006.

This notice is given pursuant to Regulation 3(2) of the Financial Services and Markets Act 2000 (Control of Business Transfers) (Requirements on Applicants) Regulations 2001 and has been approved by the Financial Services Authority.

Part 14
Special General Meeting

This section contains information about the SGM, which has been called for 11.00 am on 31 May 2006. It also sets out the main points of the Special Resolution that Voting Members will be voting on at the SGM.

The text set out in this Part 14 contains a copy of the notice of the SGM which will be advertised in accordance with our Regulations and contains the Special Resolution which Voting Members will be asked to approve to enable the Proposal to proceed.

In summary, the Special Resolution:

- seeks the approval of Voting Members to the Proposal including the terms of the transfers of the long term business of Standard Life described in this document and the basis on which shares in Standard Life plc will be allocated to Eligible Members under the Proposal;
- authorises the Directors to take all such action as they deem appropriate to carry the Proposal into effect;
- seeks the approval of Voting Members to an amendment to the Regulations (as part of the new set of Regulations to be adopted with effect from the end of the SGM, marked "A") so that Standard Life may postpone the holding of its next Annual General Meeting until, at the latest, 26 October 2006;
- seeks the approval of Voting Members to amend the objects and powers of Standard Life set out in the Regulations (as part of the new set of Regulations to be adopted with effect from the end of the SGM, marked "A") so that they state expressly that Standard Life has the ability to effect the Proposal;
- seeks the approval of Voting Members to amend the Regulations (as part of the new set of Regulations to be adopted with effect from the end of the SGM, marked "A") so that, conditional on the Court sanctioning the Main Scheme, the only Members of Standard Life at the time we demutualise will be people who will be eligible to receive demutualisation entitlements under the Proposal (and two special purpose finance companies which made certain of the subordinated debt issues described in Part 4, which need to remain as Members for technical reasons). This means that the membership of all other Members will be removed at the time the proposed amendments become effective (i.e. when the Court sanctions the Main Scheme). If we have not demutualised by 31 December 2006, these amendments will be reversed (and they may also be reversed by the Directors before this date). While these amendments are in force, every Member (except for the two special purpose finance companies) will be given the right to attend and vote at general meetings and will be able to exercise the rights of *"qualifying members" under the Regulations;*

- seeks the approval of Voting Members, conditional on the Main Scheme becoming effective, for the adoption of a new set of Regulations (marked "B"), which will have the effect of cancelling the membership rights of all remaining Members and making Standard Life Assurance the only Member of Standard Life from that time. Those new Regulations will also contain a number of other consequential changes to simplify the regulations for the running of Standard Life as a wholly-owned subsidiary;
- seeks the approval of Voting Members, conditional on the Main Scheme becoming effective and subject to the Standard Life Act, to change Standard Life's name to The Standard Life Assurance Company 2006, and its name in French to Compagnie d'assurance Standard Life 2006; and
- seeks the approval of Voting Members to allow Standard Life to repay amounts owed to certain special purpose finance companies which have made the subordinated debt issues described in Part 4, in order to allow the implementation of the arrangements relating to those subordinated debt issues, also described in Part 4.

Among other things, the amendments to the Regulations referred to in the fifth bullet above involve:

- reinstating the membership of certain former Members (or conferring membership on their legal representatives) whose policies have matured or who have transferred their policy to another person in each case on or after 18 October 2005;
- conferring membership on certain people who have acquired a policy but have not applied for membership (as required by the current Regulations), certain people whose trustee in bankruptcy (or equivalent) owns their policy but no longer has any interest in it and certain people who receive a reversionary annuity following the death of another person before 18 October 2005; and
- freezing membership so that any person who is a Member under the proposed amendments generally remains a Member until demutualisation.

Under the proposed amendments referred to in the fifth bullet on the previous page, the Directors will have the power to determine conclusively who is a Member of Standard Life by reference to Standard Life's records and may produce a conclusive list of Members for the purposes of the Proposal. In addition, the membership of Standard Life will be divided into three classes (subject to a power of the Directors to divide Members into different or additional classes to facilitate the Main Scheme) so that Eligible Members are only entitled to receive either shares or cash as their demutualisation entitlement depending on their country of residence, as described in Parts 1 and 3, and the special purpose finance companies referred to above are not entitled to receive any demutualisation entitlement.

The two new sets of Regulations which will be presented to the SGM (including versions highlighting the proposed changes from the existing Regulations) will be available at the addresses and times set out in Part 9 and on Standard Life's website at **www.standardlife.com**.

To be passed, the Special Resolution requires the approval of at least 75% of those Voting Members who vote at the SGM, either in person or by proxy. The counting of votes will be scrutinised by Computershare Limited to ensure that proper vote counting procedures are followed.

THE STANDARD LIFE ASSURANCE COMPANY

Notice is hereby given that a Special General Meeting (the "Meeting") of The Standard Life Assurance Company (the "Company") will be held at the Edinburgh International Conference Centre, The Exchange, Edinburgh EH3 8EE at 11.00 am on 31 May 2006 to consider and, if thought fit, to pass the following resolution which will be proposed as a special resolution:

SPECIAL RESOLUTION FOR THE DEMUTUALISATION OF THE COMPANY AND THE FLOTATION OF STANDARD LIFE PLC

THAT:-

(A) the proposal for the demutualisation of the Company and the flotation of Standard Life plc (the "Proposal") described in the Proposal for members and policyholders dated 13 April 2006 (a copy of which is presented to the Meeting and initialled by the Chairman of the Meeting for identification) (the "Proposal Document") be and is hereby approved and the directors of the Company be and are hereby authorised to take all such action as they deem appropriate to carry the Proposal into effect and (without prejudice to the generality of the foregoing):

(i) the terms of the schemes under which the long term insurance business of the Company is to be transferred in accordance with the arrangements described in the Proposal Document including, without limitation, the scheme providing for the transfer of substantially all of the long term insurance business of the Company to SLLC Limited (to be renamed Standard Life Assurance Limited) pursuant to Part VII of the Financial Services and Markets Act 2000 (the "Scheme") as set out in the document presented to the Meeting and initialled by the Chairman of the Meeting for identification, the Canadian Scheme of Transfer (as defined in the Proposal Document), the Jersey Scheme (as defined in the Proposal Document) and the Guernsey Scheme (as defined in the Proposal Document), be and are hereby approved subject to such modifications of, or additions to, any of them as are made in accordance with their terms; and

(ii) the basis described in the Proposal Document and set out in the Scheme upon which ordinary shares in the capital of Standard Life plc are to be allocated to those people defined in the Scheme as "Eligible Members" be and is hereby approved, subject to such modifications of, or additions to, such basis as are made in accordance with the terms of the Scheme;

(B) the regulations presented to the Meeting marked "A" and initialled by the Chairman of the Meeting for the purposes of identification be and are hereby adopted as the new regulations of the Company with effect from the end of the Meeting, to replace in their entirety the existing regulations of the Company;

(C) subject to, and conditional upon, the Scheme becoming effective, the regulations presented to the Meeting marked "B" and initialled by the Chairman of the Meeting for the purposes of identification be and are hereby adopted as the new regulations of the Company with effect from the Scheme becoming effective, to replace in their entirety the regulations of the Company adopted pursuant to (B) above;

(D) subject to, and conditional upon, the Scheme becoming effective, and subject to the terms of the Standard Life Assurance Company Act 1991 (the "Standard Life Act"), (i) pursuant to section 7(1) of the Standard Life Act, the name of the Company be changed from "The Standard Life Assurance Company" to "The Standard Life Assurance Company 2006" and (ii) pursuant to section 7(6) of the Standard Life Act, the name of the Company in French be changed from "Compagnie d'assurance Standard Life" to "Compagnie d'assurance Standard Life 2006"; and

(E) notwithstanding Clauses 5.2, 5.5, 8.6 and 14.2 thereof and in accordance with Clause 9.2 thereof, the Company be and is hereby authorised, at any time, if the directors of the Company so resolve, to repay any amounts outstanding under (or to novate and amend in any manner) each Subordinated Member's Account Agreement between the Company and SL MACS plc and between the Company and SL MACS (No. 2) plc respectively, dated 1 November 2004, and that any such payment be made through the provision of assets selected by the Company.

Standard Life House
30 Lothian Road
Edinburgh EH1 2DH

BY ORDER OF THE BOARD
Malcolm J Wood
Company Secretary

1. In order to be entitled to attend and vote at the Meeting, a member needs to be the member in respect of at least one policy which has been invested in with profits from 30 November 2005 up to (and including) the date of the Meeting and must not be subject to an additional declaration in respect of that policy agreeing that he or she will not be entitled to vote on any resolution relating in any way to a demutualisation of the Company or its business. If all with profits investments under the relevant policy were made on or after 18 October 2005, a member will only be entitled to attend and vote at the Meeting if the directors have exercised their discretion under the Company's regulations to allow him or her to do so.
2. A member entitled to attend and vote at the Meeting may appoint another person (a "proxy") to attend and vote on a poll at the Meeting (or any adjournment of it) instead of the member. A proxy need not be a member of the Company.
3. Voting Forms will be sent to members entitled to attend and vote. Further information on appointing a proxy and voting is contained in the Voting Form and in Part 15 of the Proposal Document. Voting Forms should be returned so that they are received at the address set out on the Voting Form no later than midnight (UK time) at the end of Sunday 28 May 2006.
4. The new set of regulations to be adopted pursuant to part (B) of the Special Resolution will contain certain amendments to the existing regulations of the Company. These will include amendments to ensure that (apart from two members who need to remain as members for technical reasons) only people who are entitled to receive demutualisation entitlements under the Proposal are members of the Company when the Company demutualises. The membership of all other members will be removed when the Scheme is sanctioned by the Court but will revive again if the Scheme has not become effective by 31 December 2006 or if the directors otherwise decide. The amendments will also allow the Company to postpone this year's AGM until, at the latest, 26 October 2006.
5. The new set of regulations to be adopted pursuant to part (C) of the Special Resolution will make SLLC Limited (to be renamed Standard Life Assurance Limited) the sole member of the Company and contain various other amendments making it easier for the Company to be run as a wholly-owned subsidiary after demutualisation.
6. Further details on the Special Resolution and the proposed two new sets of regulations are contained in Part 14 of the Proposal Document which has been sent to all members and policyholders of the Company in accordance with UK legal requirements (subject to any waivers granted by the Court of Session in Scotland). The Proposal Document, the Standard Life Act and existing Company regulations, the document setting out the Scheme and the two new sets of regulations (including versions highlighting the proposed changes from the existing regulations) will be available for inspection at the Meeting and at the addresses and times set out in Part 9 of the Proposal Document, or on Standard Life's website at **www.standardlife.com**, together with certain other documents relating to the Proposal. The Proposal Document may be obtained free of charge by calling 0845 275 3000 on any week day between 8.30 am and 5.30 pm (UK time) or by writing to Standard Life, Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH, United Kingdom.

The Standard Life Assurance Company is a mutual company registered in Scotland (No SZ4) Head Office, Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH and is authorised and regulated by the Financial Services Authority. Standard Life may record and monitor telephone calls to help improve customer service.

THE ABOVE IS A COPY OF A NOTICE OF THE SGM WHICH WILL BE ADVERTISED IN ACCORDANCE WITH STANDARD LIFE'S EXISTING REGULATIONS.

Part 15
Voting

Please read this Part before you fill in and return your Voting Form. It gives you important information that will help you to make sure that your vote counts.

You will be entitled to vote (or appoint someone to do so for you) at the SGM if you are a Voting Member. To check if you are a Voting Member, please refer to Part 2 of this document. If you are currently a Voting Member but have not received a Voting Form please contact your local dedicated helpline on the relevant number listed on the last page of this document to request one. You should only complete a Voting Form if you believe that you are a Voting Member. Standard Life reserves the right to disallow any vote cast prior to the close of the SGM if it discovers that you are not entitled to vote. The decision of the Chairman of the SGM on this will be final.

How to vote

You may vote using the Voting Form or in person by attending the SGM on 31 May 2006. You do not need to attend the SGM for your vote to count if you return your Voting Form in accordance with the instructions on it and in this Part 15. A Voting Member may appoint another person (a "proxy") to attend the Meeting and, on a poll, to vote instead of him or her. A proxy need not be a Member. However, your vote will not count unless your proxy attends the SGM and casts your vote. You can appoint a proxy by completing the Voting Form.

Using the Voting Form

Further details on voting using the Voting Form and appointing a person to act as your proxy are set out on the Voting Form and below.

Put a cross in the '**yes**' box if you want to vote in favour of the Special Resolution to demutualise and float. Put a cross in the '**no**' box if you want to vote against the Special Resolution.

If you do not put a cross in either of the boxes in Step 1 of the Voting Form, the person you have appointed to vote on your behalf can vote as they think fit. If you put another kind of mark in one of the boxes it will count as a cross. The person you appoint can vote as they think fit (or not vote) on any other business conducted by way of a poll at the SGM and at any adjournment whether or not you put a cross or other mark in one of the boxes.

If you want to revoke the appointment of your proxy, you must send written notice to that effect so that it reaches the Company Secretary, Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH by no later than midnight (UK time) at the end of Sunday 28 May 2006. If you attend the SGM and vote in person, that vote will count and any proxy appointed by you in your Voting Form will not be able to vote on your behalf.

Your vote will only be counted if you properly complete, sign and return the Voting Form unless you attend the SGM and vote in person.

Number of votes

On a show of hands, each Voting Member who is present in person or, in the case of a Member corporation or a Member unable to manage his or her affairs, represented by a properly authorised representative may cast one vote.

On a poll, each Voting Member who is present in person or by proxy or, in the case of a Member corporation or a Voting Member unable to manage his or her affairs, represented by a properly authorised representative or that authorised representative's proxy, may cast one vote, however many policies the Member holds (alone or jointly with any other person).

A proxy or a properly authorised representative may cast the vote of the Voting Member for whom he or she acts (in accordance with any instructions given or otherwise as he or she thinks fit) as well as any vote he or she may cast in his or her own right as a Voting Member.

Further guidance on completing the Voting Form

- A validly authorised representative of a corporation that is a Voting Member may appoint a proxy. Otherwise, the Voting Form must be signed by a director, the secretary or another person authorised to sign for the corporation and the capacity under which they are signing must be stated. Alternatively, the common seal of the corporation must be applied to it.
- If the Voting Member is a patient under mental health legislation or subject to a court order because they cannot manage their own affairs, the person appointed to act for the Member may act as their representative at the SGM or any adjournment and may exercise all their powers of membership, including the appointment of a proxy.
- Any power of attorney or evidence of other authority under which a Voting Form is signed, or a copy of such power or evidence of authority certified by a solicitor or notary public, must be returned with the Voting Form to arrive no later than midnight (UK time) at the end of Sunday 28 May 2006.
- If the Voting Form is to be signed by one trustee on behalf of a body of trustees, and the signatory is not the trustee nominated by all of the trustees to be the Member, or the trustee whose name (out of the names of the surviving trustees) appears first on the relevant policy, Standard Life would accept as evidence of the trustee's authority to sign the Voting Form a letter of nomination of the authorised trustee signed by all of the trustees, a minute of the meeting at which the nomination of the authorised trustee was agreed signed by all of the trustees, or a copy of either of these, certified by a solicitor or notary public.
- If the Voting Member is under 18 (16 in Scotland), a parent or guardian must sign the Voting Form.

The result of the vote

We expect that you will be able to obtain the result of voting at the SGM by contacting your local dedicated helpline on the relevant telephone number listed on the last page of this document or visiting our website at **www.standardlife.com** after 5.00 pm on 31 May 2006.

Attending the SGM

Who may attend?

As space may be limited, only Voting Members or their authorised representatives or their proxies should attend the SGM.

Admission

The SGM will be held at 11.00 am on Wednesday 31 May 2006 at the Edinburgh International Conference Centre. Directions to the venue are included on the inside back cover of this document. Doors will open at 9.45 am. Please try to arrive no later than 10.30 am. Please make sure that you bring the letter from the Chairman enclosed with this document with you. You will be asked to show this at the registration desk and not having it could delay your admission. You may also be required to provide proof of identity. On admission you will receive a voting card. If you have been appointed as proxy for a Voting Member, please make this fact known to the admission staff who will direct you to a proxy holders' desk. You will need to bring proof of identity with you.

Security

For health and safety reasons, security guards will be present at the venue.

Cloakrooms

Cloakroom facilities will be provided. However, as space in the cloakrooms may be limited, we request that you do not bring any large items of hand baggage with you. It is a condition of entry to the SGM that any cameras, laptop computers or recording equipment are left in the cloakrooms for the duration of the SGM.

Special needs

There is an induction loop in the auditorium to enhance the sound for those with hearing aids. There will be sign language interpreters for deaf persons. In addition, special facilities will be available for those who are in wheelchairs. If you have any of these or other special requirements please contact one of the stewards upon arrival.

Smoking

Smoking is not permitted in the auditorium or anywhere at the SGM.

Photography

Photographers will be taking pictures of the speakers and audience during the SGM. These may be used for promotional purposes in all media. If you do not wish to be included, please ensure that you sit in the 'Photography Free Area' or, if you see a camera pointing at you, please feel free to turn away.

Part 16
Contact us

We want to make sure you have answers to all your questions.

If you have any questions about the Proposal, please contact your local dedicated helpline on the number below, giving your policy number(s) or the reference number at the top of the letter you received with this document. The helpline team cannot provide financial advice but will be able to answer general questions about the Proposal.

UK	Ireland
0845 275 3000 or **+44 131 270 9060** **www.standardlife.com**	LoCall **1 890 946 334** or **+44 131 270 9062** **www.standardlife.ie**

Lines are open from 8.30 am to 5.30 pm, Monday to Friday

Germany	Austria
01802 – 00 12 55 **www.standardlife.de**	**0810 – 53 00 45** **www.standardlife.at**

Lines are open from 8.30 am to 6.00 pm, Monday to Friday

Canada
1 888 676 – 4100 **www.standardlife.ca**

Lines are open from 8.30 am to 5.00 pm, Eastern and Mountain Time, Monday to Friday

How to get there



Queensferry Rd.
Moray Place
Heriot Row
Queen Street
St Andrew
Square
St. Colme
George Street
Dean Br.
Belford Road
Queensferry St.
Princes Street
North Bridge
Waverley
Station
Melville Street
Edinburgh Castle
Shandwick Place
Castlehill
Lawnmarket
South Bridge
Lothian Road
Kings Stables
Castle Terrace
Johnston Terrace
Cowgate
Haymarket
Station
A8
Torphichen St
Grindlay St.
Usher Hall
King's Bridge
Grassmarket
West Port
Morrison
Street
EICC
West Approach Road
Spital St.
East Fountainbridge
Lothian St.
Potterrow
Semple St.
Lauriston Place
Teviot Pl.
Ponton St.
Brougham St.
Lochrin Pl.
Home St.
Fountainbridge
Thornybauk

By train

The Edinburgh International Conference Centre (EICC) is situated on Morrison Street. There are two stations in Edinburgh – Haymarket and Waverley. Taxis are available from both stations. If you prefer to walk, Haymarket station is about 10 minutes walk and Waverley is about 25 minutes walk from the EICC. Further details can be obtained by telephoning: National Rail Enquiries on 08457 48 49 50 or at www.nationalrail.co.uk

By bus from outside Edinburgh

The bus station is located in St Andrew Square – taxis are available (outside the bus station in North St Andrew Street). Alternatively, it is a 25 minutes walk to the EICC.

By air

Edinburgh airport is located to the west of the city, 8 miles from the EICC. Taxi journey time is approximately 25 minutes. Alternatively, there is a bus service to the city centre. The EICC is about 10 minutes walk from the Haymarket stop.

By car

Directions for approaching the EICC are as follows:

From the west of the city
Via M8, A8, West Maitland Street, Torphichen Street, Morrison Street.

From the east of the city
Via A1, Leith Street, York Place, Queen Street, North Charlotte Street, South Charlotte Street, Princes Street, Shandwick Place, Torphichen Street, Morrison Street.

From the south of the city
Via City Bypass, A702, Morningside Road, Bruntsfield Place, Home Street, Thornybauk, Ponton Street, Semple Street, Morrison Street.

From the north of the city
Via Forth Road Bridge, A90, Queensferry Road, Drumsheugh Gardens, Chester Street, Palmerston Place, Torphichen Street, Morrison Street.

Or

Via Stirling, M9, A8, West Maitland Street, Torphichen Street, Morrison Street.

Public parking and car parks are marked on the map.